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Appendix E
CONTENTS

Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-192421

To the Shareholders of Heritage Oaks Bancorp and Mission Community Bancorp:

        We are furnishing this proxy statement/prospectus/consent solicitation to the holders of Heritage Oaks Bancorp's common stock and to holders of Mission Community Bancorp's common stock. Heritage Oaks' shareholders are being asked to submit proxies for a meeting of the shareholders of Heritage Oaks Bancorp, and Mission Community Bancorp's shareholders are being asked to complete sign and return written consents, both concerning the proposals described herein.

        On October 21, 2013, Heritage Oaks Bancorp, which we refer to as Heritage Oaks, entered into a merger agreement to acquire Mission Community Bancorp, which we refer to as Mission Community, in a transaction in which the consideration is partly stock and partly cash. If the merger agreement is approved and the merger is subsequently completed, Mission Community will merge with and into Heritage Oaks, with Heritage Oaks as the surviving entity. The boards of directors of Heritage Oaks and Mission Community have each unanimously (other than one director of Heritage Oaks, who was absent from the meeting, but who subsequently confirmed his approval of the transaction) approved the merger agreement.

        Certain shareholders of both organizations have agreed to vote in favor of the transaction, including shareholders of Mission Community as follows: Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P., and Carpenter Community BancFund-CA, L.P., which we refer to, together with the general partner of all three funds, Carpenter Fund Manager, GP, LLC, as "Carpenter" (79.1%) and Palladium Equity Partners (8.8%), and shareholders of Heritage Oaks as follows: Patriot Financial Partners (14.7%) and Castle Creek Capital Partners (9.8%). All current directors and senior executive officers of both organizations have also signed agreements to vote in favor of and support the transaction. Upon closing of the transaction, the largest institutional shareholder will be Carpenter (18.2%) followed by Patriot Financial Partners (11.3%) and Castle Creek Capital Partners (7.6%).

        The total merger consideration to holders of Mission Community common stock, options and warrants will be $8.0 million in aggregate cash consideration and 7,541,353 shares of common stock of Heritage Oaks, for aggregate merger consideration, based on the closing price of Heritage Oaks common stock of $7.38 per share on January 6, 2014, of approximately $63.7 million. Based on the number of Mission Community's shares of common stock outstanding on the date of the execution of the merger agreement, each share of common stock of Mission Community would be exchanged for approximately (i) 0.8614 shares of the common stock of Heritage Oaks and (ii) cash consideration of approximately $0.19, which we refer to in this proxy statement/prospectus/consent solicitation as the per share merger consideration. The actual value received by Mission Community's shareholders in the aggregate and on a per share basis will fluctuate based on the price of the common stock of Heritage Oaks and the number of shares of Mission Community common stock outstanding (including any shares issued for warrants that are exercised prior to the effective time of the merger).

        You should obtain current stock price quotations for Heritage Oaks common stock. Heritage Oaks common stock is traded on the NASDAQ Capital Market under the symbol "HEOP."

        We expect the merger to be generally tax free to Mission Community shareholders for United States federal income tax purposes, except for taxes on cash received by Mission Community shareholders. However, Mission Community shareholders should consult their tax advisors.

        Heritage Oaks is soliciting proxies for use at a special meeting of shareholders to consider and vote upon (i) a proposal to approve the merger and the issuance of Heritage Oaks common stock pursuant to the merger agreement with Mission Community, and (ii) a proposal to adjourn the special meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of the merger and the issuance of the shares.

        Mission Community is soliciting written consents from its shareholders to consider and vote on a proposal to adopt the merger agreement with Heritage Oaks and approve the merger and the other transactions contemplated thereby. Certain principal shareholders, directors and officers of Mission Community holding approximately 89% of the issued and outstanding shares of Mission Community, have entered into voting agreements agreeing to vote their shares in favor of the merger. Accordingly, we expect that these shareholders will give their consent to approve the merger agreement and the other transactions contemplated thereby and, therefore, we believe that the approval of the merger by Mission Community shareholders is assured.

        This proxy statement/prospectus/consent solicitation provides you with detailed information about Heritage Oaks, Mission Community, the merger and the merger agreement. Please give all of the information in this proxy statement/prospectus/consent solicitation your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 36.

        Heritage Oaks shareholders, your vote is very important. To ensure your representation as a Heritage Oaks shareholder at the Heritage Oaks meeting, please complete and return the enclosed proxy materials or submit them by telephone or through the Internet.

        Mission Community shareholders, your written consent is very important. To have your written consent counted as a shareholder of Mission Community, please return your fully completed written consent to Mission Community by mail, fax or pdf.

        The Heritage Oaks and Mission Community boards of directors have both unanimously (other than one director of Heritage Oaks, who was absent from the meeting, but who subsequently confirmed his approval of the transaction) approved the merger agreement and the transactions contemplated thereby and recommend that the Mission Community shareholders "CONSENT TO" the adoption of the merger agreement and approval of the merger and that Heritage Oaks shareholders vote "FOR" the approval of the merger and issuance of common stock pursuant to the merger agreement and "FOR" any adjournment of the Heritage Oaks special meeting, if necessary or appropriate, including to permit further solicitation of proxies in favor of the merger and the stock issuance.

Sincerely,

Michael J. Morris	James W. Lokey
Chairman of the Board	Chairman of the Board and Chief Executive Officer
Heritage Oaks Bancorp	Mission Community Bancorp

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the issuance of the Heritage Oaks common stock in connection with the merger or the other transactions described in this document, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

        The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        This document is dated January 10, 2014, and is first being mailed to shareholders of Heritage Oaks and Mission Community on or about January 15, 2014.

WHERE YOU CAN FIND MORE INFORMATION

        Both Heritage Oaks and Mission Community file annual, quarterly and current reports, proxy statements and other business and financial information with the Securities and Exchange Commission, which we refer to as the SEC. You may read and copy any materials that either Heritage Oaks or Mission Community files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Please call the SEC at (800) SEC-0330 ((800) 732-0330) for further information on the public reference room. In addition, Heritage Oaks and Mission Community file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You are also able to obtain these documents, free of charge, from Heritage Oaks at www.heritageoaksbancorp.com under the "Investor Relations" link and then under the heading "SEC Filings" or from Mission Community by accessing Mission Community's website at www.missioncommunitybank.com under the "Investor Relations" tab and then under the heading "SEC Filings."

        Heritage Oaks has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits at the addresses set forth below. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that Heritage Oaks has previously filed with the SEC. They contain important information about the companies and their financial condition. For further information, please see the section entitled "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" beginning on page 178. These documents are available without charge to you upon written or oral request to the principal executive offices of Heritage Oaks. The address and telephone number of such principal executive offices are listed below.

Heritage Oaks Bancorp
1222 Vine Street
Paso Robles, California 93446
Attention: William Raver
(805) 369-5290

        To obtain timely delivery of these documents, Heritage Oaks shareholders must request the information no later than five business days before the date of the special meeting of Heritage Oaks shareholders in order to receive them before Heritage Oaks' special meeting of shareholders, or no later than February 12, 2014 and Mission Community's shareholders must request the information before delivering their signed written consent, which must be delivered to Mission Community no later than February 14, 2014, unless such date is extended by Mission Community.

        Heritage Oaks common stock is traded on the NASDAQ Capital Market under the symbol "HEOP," and Mission Community common stock is traded in the over-the-counter market under the symbol "MISN."

i

HERITAGE OAKS BANCORP

1222 VINE STREET, PASO ROBLES, CALIFORNIA 93446

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 19, 2014

        NOTICE IS HEREBY GIVEN that a special meeting of the shareholders of Heritage Oaks Bancorp, which we refer to as Heritage Oaks, will be held at 400 S. River Rd., Paso Robles, CA 93446 at 5:30 p.m., Pacific Standard Time, on February 19, 2014, for the following purposes:

          1.     To approve the merger and the issuance of common stock of Heritage Oaks to shareholders of Mission Community pursuant to the Agreement and Plan of Merger, which we refer to as the merger agreement, dated as of October 21, 2013, by and between Heritage Oaks Bancorp and Mission Community Bancorp, as such agreement may be amended from time to time, a copy of which is attached as Appendix A, which we refer to as Proposal No. 1; and

          2.     To approve one or more adjournments of the Heritage Oaks special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of Proposal No. 1, which we refer to as Proposal No. 2.

        Heritage Oaks will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

        These proposals are described in more detail in this document, which you should read carefully in its entirety before you vote. A copy of the merger agreement is attached as Appendix A to this document.

        The Heritage Oaks Board of Directors has set December 31, 2013, as the record date for the Heritage Oaks special meeting. Only holders of record of Heritage Oaks common stock at the close of business on December 31, 2013 will be entitled to notice of and to vote at the Heritage Oaks special meeting and any adjournments or postponements thereof. Any shareholder entitled to attend and vote at the Heritage Oaks special meeting is entitled to appoint a proxy to attend and vote on such shareholder's behalf. Such proxy need not be a holder of Heritage Oaks common stock.

        Your vote is very important. To ensure your representation at the Heritage Oaks special meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or through the Internet. Please vote promptly whether or not you expect to attend the Heritage Oaks special meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Heritage Oaks special meeting.

        Approval by a majority of the outstanding common stock of Heritage Oaks is required to approve the merger and approval by a majority of the votes cast at the Heritage Oaks meeting of the shareholders is required to approve the issuance of common stock to Mission Community shareholders pursuant to the merger agreement.

        Certain shareholders of Heritage Oaks have agreed to vote in favor of the transaction, including Patriot Financial Partners (14.7%) and Castle Creek Capital Partners (9.8%). All current directors and senior executive officers of Heritage Oaks have also signed agreements to vote in favor of and support the transaction.

        The Heritage Oaks Board of Directors has unanimously (other than one director of Heritage Oaks, who was absent from the meeting, but who subsequently confirmed his approval of the transaction) approved the merger agreement and the transactions contemplated thereby and recommends that you vote "FOR" Proposal No. 1 and "FOR" Proposal No. 2 (if necessary or appropriate).

By order of the Board of Directors,

WILLIAM RAVER
 Corporate Secretary

Paso Robles, California
January 10, 2014

        PLEASE VOTE YOUR SHARES OF HERITAGE OAKS COMMON STOCK PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT VOTING YOUR SHARES, PLEASE CALL WILLIAM RAVER OF HERITAGE OAKS AT (805) 369-5290.

MISSION COMMUNITY BANCORP
3380 S. Higuera St.
San Luis Obispo, California 93401
(805) 782-5000

NOTICE OF SOLICITATION OF WRITTEN CONSENT OF SHAREHOLDERS

To the Shareholders of Mission Community Bancorp:

        Mission Community Bancorp, a California corporation, which we refer to as Mission Community, has entered into Agreement and Plan of Merger dated as of October 21, 2013, which we refer to as the merger agreement, by and between Heritage Oaks Bancorp, which we refer to as Heritage Oaks, and Mission Community, a copy of which is attached as Appendix A to the accompanying proxy statement/prospectus/consent solicitation, pursuant to which Mission Community would merge with and into Heritage Oaks, with Heritage Oaks being the surviving corporation, and pursuant to which holders of Mission Community's common stock, warrants and options will receive aggregate cash consideration of $8.0 million and aggregate stock consideration of 7,541,353 shares of the common stock of Heritage Oaks. Immediately after the merger, Mission Community Bank, Mission Community's wholly-owned banking subsidiary, will merge with and into Heritage Oaks Bank, Heritage Oaks' wholly-owned banking subsidiary, with Heritage Oaks Bank being the surviving banking corporation.

        This proxy statement/prospectus/consent solicitation is being delivered to you on behalf of the Mission Community board of directors to request that holders of Mission Community common stock as of January 3, 2014 which is the record date, execute and return written consents to approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby.

        As a record holder of outstanding shares of Mission Community common stock on the record date, you are urged to complete, date and sign the enclosed written consent and promptly return it to Mission Community. The Mission Community board of directors has set February 14, 2014 as the target final date for receipt of written consents. Mission Community reserves the right to extend the final date for receipt of written consents without any prior notice to shareholders.

        This proxy statement/prospectus/consent solicitation describes the merger agreement and the actions to be taken in connection with the merger and provides additional information about the parties involved. Please give this information your careful attention. A summary of the appraisal rights that may be available to you is provided in the section entitled "Dissenter's Rights of Mission Community Shareholders" on page 115 of this proxy statement/prospectus/consent solicitation.

        Written consents from the holders of two-thirds of the shares of Mission Community common stock outstanding on the applicable record date are required to approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby. Since certain principal shareholders, directors and officers of Mission Community holding approximately 89% of the issued and outstanding shares of Mission Community, have entered into voting agreements agreeing to vote their shares in favor of the merger, we expect that these shareholders will give their consent to approve the merger agreement and the transactions contemplated thereby and therefore we believe that the approval of the merger by Mission Community shareholders is assured.

        Regardless of the number of shares you own, your written consent is important. Please complete, date and sign the written consent furnished with this proxy statement/prospectus/consent solicitation and return it promptly to Mission Community by one of the means described in "Solicitation of Mission Community Written Consent—Submission of Consents" on page 46 of this proxy statement/prospectus/consent solicitation. You may change or revoke your consent to a proposal at any time before the consents of holders of a sufficient number of shares to approve and adopt such proposal have been filed with the corporate secretary of Mission Community.

        THE MISSION COMMUNITY BOARD OF DIRECTORS HAS CAREFULLY CONSIDERED THE MERGER AND THE TERMS OF THE MERGER AGREEMENT AND HAS DETERMINED THAT THE MERGER IS FAIR, ADVISABLE AND IN THE BEST INTERESTS OF MISSION COMMUNITY AND ITS SHAREHOLDERS. ACCORDINGLY, THE MISSION COMMUNITY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MISSION COMMUNITY SHAREHOLDERS APPROVE THE MERGER AND ADOPT AND APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY BY EXECUTING AND DELIVERING THE WRITTEN CONSENT FURNISHED WITH THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION.

BY ORDER OF THE BOARD OF DIRECTORS

Stephen P. Yost
Secretary
San Luis Obispo
California
January 10, 2014

ABOUT THIS DOCUMENT

        This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission by Heritage Oaks (File No. 333- 192421), constitutes a prospectus of Heritage Oaks under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of Heritage Oaks common stock to be issued in the merger contemplated by the merger agreement and the transactions contemplated thereby.

        This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, with respect to Heritage Oaks' special meeting, at which Heritage Oaks shareholders will be asked to consider and vote upon certain proposals, including a proposal to approve the merger and the merger agreement and the transactions contemplated thereby. This document will also function as an information statement provided to Mission Community shareholders in connection with Mission Community's solicitation of the Mission Community written consent approving the merger and the merger agreement and the transactions contemplated thereby.

v

Accounting Treatment	94
Public Trading Markets	95
Exchange of Shares in the Merger	95
THE MERGER AGREEMENT	96
Effects of the Merger	96
Effective Time of the Merger	96
Covenants and Agreements	97
Termination of the Merger Agreement	102
Termination Fee	103
Representations and Warranties	104
Conditions to the Merger	106
Effect of Termination	108
Amendments, Extensions and Waivers	108
Other Agreements Related to the Merger Agreement	108
Expenses	110
Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement	110
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	111
DISSENTERS' RIGHTS OF MISSION COMMUNITY SHAREHOLDERS	115
COMPARISON OF SHAREHOLDERS' RIGHTS	118
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION	124
DIVIDEND POLICY OF MISSION COMMUNITY AND SECURITIES AUTHORIZED UNDER EQUITY PLANS	124
SECURITY OWNERSHIP OF MANAGEMENT OF MISSION COMMUNITY	126
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF MISSION COMMUNITY BANCORP	127
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MISSION COMMUNITY	129
EXPERTS	176
LEGAL OPINIONS	176
OTHER MATTERS	176
HERITAGE OAKS AND MISSION COMMUNITY ANNUAL MEETING SHAREHOLDER PROPOSALS	176
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	178
APPENDIX A—Agreement and Plan of Merger	A-1
APPENDIX B—Opinion of Sandler O'Neill + Partners, L.P.	B-1
APPENDIX C—Opinion of D. A. Davidson & Co.	C-1
APPENDIX D—Provisions of the California Corporations Code Relating to Dissenters' Rights	D-1
APPENDIX E—MISSION COMMUNITY BANCORP'S UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2013 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012	E-1
APPENDIX F—MISSION COMMUNITY BANCORP'S AUDITOR'S REPORT AND AUDITED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011	F-1
APPENDIX G—Form of Voting and Support Agreement—Mission Community	G-1
APPENDIX H—Form of Voting and Support Agreement—Heritage Oaks Board and Officers	H-1
APPENDIX I—Form of Voting and Support Agreement—Patriot Financial Partners	I-1
APPENDIX J—Form of Voting and Support Agreement—Castle Creek Capital	J-1
APPENDIX K—Form of Investor Rights Agreement	K-1

QUESTIONS AND ANSWERS ABOUT THE MERGER
AND THE SPECIAL MEETING AND CONSENT SOLICITATION

Q:
WHAT IS THE MERGER?

A.
Heritage Oaks and Mission Community have entered into a merger agreement, pursuant to which Mission Community will merge with and into Heritage Oaks, with Heritage Oaks continuing as the surviving corporation, in a transaction that is referred to as the merger. A copy of the merger agreement is attached as Appendix A to this document. Immediately after the merger, Mission Community Bank, Mission Community's wholly-owned banking subsidiary, will merge with and into Heritage Oaks Bank, Heritage Oaks' wholly-owned banking subsidiary, with Heritage Oaks Bank being the surviving banking corporation. The merger of Mission Community Bank with and into Heritage Oaks Bank is referred to as the bank merger. In order for us to complete the transaction with Mission Community, the approvals of Heritage Oaks' and Mission Community's shareholders are needed as are approvals by the bank regulators of Heritage Oaks, Mission Community, Heritage Oaks Bank, and Mission Community Bank.

Q:
WHY AM I RECEIVING THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION?

A:
You are receiving this proxy statement/prospectus/consent solicitation because you have been identified as a shareholder of either Heritage Oaks or Mission Community. If you are a shareholder of Heritage Oaks, you are entitled to vote at Heritage Oaks' special meeting of shareholders. If you are a shareholder of Mission Community, you are entitled to vote by signing the Mission Community shareholder written consent. This document serves as a proxy statement of Heritage Oaks, used to solicit proxies for Heritage Oaks' special meeting of shareholders, as a consent solicitation of Mission Community, and as a prospectus of Heritage Oaks, used to offer shares of Heritage Oaks common stock to Mission Community's shareholders in exchange for shares of Mission Community's common stock pursuant to the terms of the merger agreement. This document contains important information about the merger, the shares of Heritage Oaks common stock to be issued in the merger, the special meeting of Heritage Oaks shareholders, and the written consent of Mission Community shareholders and you should read it carefully.

Q:
WHAT IS REQUIRED TO CONSUMMATE THE MERGER?

A:
To consummate the merger, Heritage Oaks shareholders must approve the merger and the issuance of shares of Heritage Oaks common stock pursuant to the merger agreement and Mission Community shareholders must approve and adopt the merger agreement and transactions contemplated thereby.

  The approval of the merger by the shareholders of Heritage Oaks requires the affirmative vote of the holders of a majority of the voting power of the shares of Heritage Oaks common stock outstanding, and the approval of the issuance of shares of Heritage Oaks common stock pursuant to the merger agreement requires the affirmative vote of the holders of a majority of the voting power of the shares of Heritage Oaks common stock casting votes in person or by proxy at the Heritage Oaks special meeting. In addition, an approval of a proposal to adjourn the meeting, if necessary, to solicit additional proxies to approve the merger and the issuance of common stock pursuant to the merger agreement will be approved if the number of votes cast "FOR" the adjournment proposal exceeds the number of votes cast "AGAINST" the adjournment proposal at the Heritage Oaks special meeting of shareholders. The approval by the shareholders of Mission Community requires the affirmative vote of the holders of at least two-thirds of the shares of Mission Community common stock outstanding on the applicable record date, for the merger, the merger agreement and the transactions contemplated thereby.

  Concurrent with and as a condition to execution of the merger agreement, certain Mission Community shareholders, directors and officers have entered into certain Voting and Support Agreements with Heritage Oaks to vote shares representing approximately 89% of the outstanding capital stock of Mission Community for approval of the merger and the merger agreement, subject to the terms of the Voting and Support Agreements. In addition, certain Heritage Oaks shareholders have entered into Voting and Support Agreements with Mission Community to vote shares representing approximately 29% of the outstanding common stock of Heritage Oaks for approval of the merger and the issuance of common stock pursuant to the merger agreement, subject to the terms of the Voting and Support Agreements.

  In addition to the requirement of obtaining such shareholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the merger agreement must be satisfied or waived. For a more complete description of the closing conditions under the merger agreement, we urge you to read the section entitled "The Merger Agreement—Conditions to the Merger" on page 106 of this proxy statement/prospectus/consent solicitation.

Q:
WHEN DO HERITAGE OAKS AND MISSION COMMUNITY EXPECT TO COMPLETE THE MERGER?

A:
Heritage Oaks and Mission Community are working to complete the merger during the first quarter of 2014, or as soon thereafter as reasonably possible. Heritage Oaks and Mission Community must first obtain the necessary approvals, including, but not limited to, the approval of each company's shareholders and the required regulatory approvals, and satisfy the closing conditions described in the merger agreement. Neither Heritage Oaks nor Mission Community can assure you as to whether all the conditions to the merger will be met nor can Heritage Oaks or Mission Community predict the exact timing of the closing of the merger. It is possible Heritage Oaks and Mission Community will not complete the merger.

Q:
WHAT ARE THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO ME?

A:
The merger has been structured to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. As a result of the merger's qualification as a reorganization, it is anticipated that Mission Community shareholders will not recognize gain or loss for U.S. federal income tax purposes upon the exchange of shares of Mission Community common stock for shares of Heritage Oaks common stock, except with respect to cash received in connection with the merger and cash delivered in lieu of fractional shares of Heritage Oaks common stock and except for Mission Community shareholders who exercise their appraisal rights with respect to the merger.

        Tax matters are very complicated, and the tax consequences of the merger to a particular shareholder will depend in part on such shareholder's circumstances. Accordingly, you should consult your tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax consequences. For more information, please see the section entitled "Material United States Federal Income Tax Consequences of the Merger" beginning on page 111 of this proxy statement/prospectus/consent solicitation.

Q:
WHAT RISKS SHOULD I CONSIDER IN DECIDING WHETHER TO VOTE IN FAVOR OF THE PROPOSALS?

A:
You should carefully review the section of this proxy statement/prospectus/consent solicitation entitled "Risk Factors" beginning on page 36, which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company's business will be subject, and risks and uncertainties to which each of Heritage Oaks and Mission Community, as an independent company, is subject.

Q:
WHO IS PAYING FOR THIS PROXY SOLICITATION AND CONSENT SOLICITATION?

A:
Heritage Oaks and Mission Community are conducting this proxy/consent solicitation and will each bear their own costs of the proxy/consent solicitation, including the preparation, assembly, printing and mailing of this proxy statement/prospectus/consent solicitation, the proxy card and any additional information furnished to Heritage Oaks and Mission Community shareholders. Heritage Oaks and Mission Community will each bear its own legal expenses.

Q:
WHO CAN HELP ANSWER MY QUESTIONS?

A:
If you are a Heritage Oaks shareholder and would like additional copies, without charge, of this proxy statement/prospectus/consent solicitation or if you have questions about the merger, including the procedures for voting your shares, you should contact:

    Heritage Oaks Bancorp.
    1222 Vine Street
    Paso Robles, CA 93446
    Tel: (805) 369-5290
    Attn: William Raver, Executive Vice President

  If you are an Mission Community shareholder and would like additional copies, without charge, of this proxy statement/prospectus/consent solicitation or if you have questions about the merger, including the procedures for signing the shareholder action by written consent, you should contact:

    Mission Community Bancorp
    3380 S. Higuera St.
    San Luis Obispo, California 93401
    Tel: (805) 782-5000
    Attn: Cindy Harrison, Vice President and
             Assistant Secretary

  You may also obtain additional information about Heritage Oaks and Mission Community from documents filed with the Securities and Exchange Commission by following the instructions in the section entitled "Where You Can Find Additional Information" on page (i).

 QUESTIONS AND ANSWERS FOR HERITAGE OAKS SHAREHOLDERS

Q:
WHAT DO HERITAGE OAKS SHAREHOLDERS NEED TO DO NOW?

A:
You should read this proxy statement/prospectus/consent solicitation carefully, including its appendices, and consider how the merger affects you and then vote your shares either in person at the Heritage Oaks special meeting or by proxy.

  If you are a Heritage Oaks shareholder, you may provide your proxy instructions in one of three different ways. First, you can mail your signed proxy card in the enclosed return envelope. Alternatively, you can provide your proxy instructions via the toll-free call center set up for this purpose by calling the toll-free number on your proxy card and follow the instructions. Please have your proxy card available when you call. You will be prompted to enter the control number from your proxy card that will identify you as a shareholder of record. If you vote by telephone, you do not need to return your proxy card. Finally, you can provide your proxy instructions via the Internet at the web address shown on your proxy card by following the on-screen instructions.

  Please have your proxy card available when you access the web page. You will be prompted to enter the control number from your proxy card that will identify you as a shareholder of record. If you vote over the Internet, you do not need to return your proxy card. Please provide your proxy instructions only once and as soon as possible so that your shares can be voted at the special meeting of Heritage Oaks shareholders. Heritage Oaks shareholders may also attend the Heritage Oaks special meeting of shareholders in person. Heritage Oaks urges you to vote by proxy to ensure your vote is counted. You may still attend the Heritage Oaks special meeting of shareholders and vote in person even if you have already voted by proxy.

Q:
WHEN AND WHERE WILL THE HERITAGE OAKS SPECIAL MEETING OF SHAREHOLDERS TAKE PLACE?

A:
The special meeting of shareholders of Heritage Oaks will be held at 400 S. River Rd., Paso Robles, CA 93446, Pacific time, on February 19, 2014, at 5:30 p.m. Pacific Standard Time.

Q:
WHO IS ENTITLED TO VOTE?

A:
Holders of record of Heritage Oaks common stock at the close of business on December 31, 2013 which is the date that the Heritage Oaks board of directors has fixed as the record date for the Heritage Oaks special meeting, are entitled to vote at the Heritage Oaks special meeting. Holders of Heritage Oaks preferred stock do not have voting rights.

Q:
WHAT CONSTITUTES A QUORUM?

A:
The presence at the Heritage Oaks special meeting, in person or by proxy, of holders of a majority of the issued and outstanding shares of Heritage Oaks common stock entitled to vote at the Heritage Oaks special meeting will constitute a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:
AS A HERITAGE OAKS SHAREHOLDER, HOW DOES HERITAGE OAKS RECOMMEND THAT I VOTE?

A:
After careful consideration, Heritage Oaks' board of directors unanimously (other than one director of Heritage Oaks, who was absent from the meeting, but who subsequently confirmed his approval of the transaction) recommends that Heritage Oaks shareholders vote:

•
"FOR" Proposal No. 1 to approve the merger and the issuance of shares of Heritage Oaks common stock pursuant to the merger agreement;

•
"FOR" Proposal No. 2 to adjourn the Heritage Oaks special meeting, if necessary, if a quorum is present, to solicit additional proxies to vote in favor of Proposal No. 1.

Q:
IF MY SHARES ARE HELD IN "STREET NAME" BY A BROKER, BANK OR OTHER NOMINEE, WILL MY BROKER, BANK OR OTHER NOMINEE VOTE MY SHARES FOR ME?

A:
If your shares are held in "street name" in a stock brokerage account or by a bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in "street name" by returning a proxy card directly to Heritage Oaks or by voting in person at Heritage Oaks' special meeting unless you provide a "legal proxy," which you must obtain from your broker, bank or other nominee.

  Under the rules of the NASDAQ Stock Market, brokers who hold shares in "street name" for a beneficial owner of those shares typically have the authority to vote in their discretion on

  "routine" proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the NASDAQ determines to be "non-routine" without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Heritage Oaks special meeting are such "non-routine" matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

  Assuming a quorum is present, if you are a Heritage Oaks shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares,

  •
  your broker, bank or other nominee may not vote your shares on the proposal to approve the merger and to issue new shares of Heritage Oaks common stock in the merger (Proposal No. 1), which broker non-votes will have the same effect as a vote "AGAINST" such proposal;

  •
  your broker, bank or other nominee may not vote your shares on the adjournment proposal (Proposal No. 2), which broker non-votes will have no effect on the vote count for such proposal.

Q:
MAY I VOTE IN PERSON?

A:
If your shares of Heritage Oaks common stock are registered directly in your name with Heritage Oaks' transfer agent, you are considered, with respect to those shares, the shareholder of record, and the proxy materials and proxy card are being sent directly to you. If you are a Heritage Oaks shareholder of record as of December 31, 2013, you may attend the special meeting of Heritage Oaks shareholders to be held on February 19, 2014, and vote your shares in person, rather than signing and returning your proxy card or otherwise providing proxy instructions. However, we urge you to return your proxy voting instructions in any event, just in case your plans should change.

  If your shares of Heritage Oaks common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in "street name," and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the special meeting of Heritage Oaks shareholders. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the special meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.

Q:
MAY I CHANGE MY VOTE AFTER I HAVE PROVIDED PROXY INSTRUCTIONS?

A:
Yes. You may change your vote at any time before your proxy is voted at the Heritage Oaks special meeting. You may do this in one of four ways:

•
by sending a notice of revocation to the corporate secretary of Heritage Oaks;

•
by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card;

•
by sending a completed proxy card bearing a later date than your original proxy card; or

•
by attending the Heritage Oaks special meeting and voting in person.

  If you choose any of the first three methods, you must take the described action such that the notice, internet vote or proxy card, as applicable, is received no later than the beginning of the special meeting.

  If your shares are held in an account at a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Q:
WHAT IF I DO NOT VOTE OR ABSTAIN?

A:
Assuming a quorum is present, an abstention occurs when a shareholder attends the special meeting in person and does not vote or returns a proxy with an "abstain" vote.

  Assuming a quorum is present, if you are a Heritage Oaks shareholder and you fail to vote or fail to instruct your broker, bank or other nominee how to vote on the proposal to approve the merger and issue new shares of Heritage Oaks common stock in the merger, it will have the same effect as a vote cast "AGAINST" that proposal. If you respond with an "abstain" vote on the proposal to approve the merger and to issue new shares of Heritage Oaks common stock in the merger, your proxy will have the same effect as a vote cast "AGAINST" that proposal.

Q:
WHAT WILL HAPPEN IF I RETURN MY PROXY OR VOTING INSTRUCTION CARD WITHOUT INDICATING HOW TO VOTE?

A:
If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the Heritage Oaks common stock represented by your proxy will be voted as recommended by the Heritage Oaks board of directors with respect to that proposal. Unless a Heritage Oaks shareholder, as applicable, checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on other matters relating to the Heritage Oaks special meeting.

Q:
DO I NEED IDENTIFICATION TO ATTEND THE HERITAGE OAKS MEETING IN PERSON?

A:
Yes. Please bring proper identification, together with proof that you are a record owner of Heritage Oaks common stock. If your shares are held in "street name," please bring acceptable proof of ownership, such as a letter from your broker or an account statement showing that you beneficially owned shares of Heritage Oaks common stock, as applicable, on the record date.

QUESTIONS AND ANSWERS FOR MISSION COMMUNITY SHAREHOLDERS

Q:
WHO IS SOLICITING MY WRITTEN CONSENT?

A:
The Mission Community board of directors is providing these consent solicitation materials to you. These materials also constitute a prospectus with respect to the Heritage Oaks common stock issuable to Mission Community shareholders in the merger.

Q:
WHAT AM I BEING ASKED TO APPROVE?

A:
You are being asked to approve the merger and adopt the merger agreement and the transactions contemplated thereby.

Q:
WHAT HAPPENS TO MISSION COMMUNITY IF THE MERGER IS NOT ULTIMATELY COMPLETED?

A:
If the merger is not completed, Mission Community shareholders will not receive any consideration for their shares of Mission Community common stock in connection with the merger. Instead, Mission Community will remain an independent public company and its common stock will continue to be listed on the OTC bulletin board. Mission Community may be required to pay Heritage Oaks a termination fee and to reimburse Heritage Oaks for its merger-related expenses in connection with the termination of the merger agreement. For more information, please see the sections entitled "THE MERGER AGREEMENT—Termination Fee" beginning on page 103.

Q:
WHO IS ENTITLED TO GIVE A WRITTEN CONSENT?

A:
The Mission Community board of directors has set January 3, 2014 as the record date for determining holders of Mission Community common stock entitled to execute and deliver written consent with respect to this solicitation. Holders of Mission Community common stock on the record date will be entitled to give a consent using the written consent furnished with this proxy statement/prospectus/consent solicitation. If you are a Mission Community shareholder on the record date, you will be able to give or withhold a consent, or abstain, on each proposal on which you are entitled to vote, using the written consent furnished with this proxy statement/prospectus/consent solicitation.

Q:
WHAT DO MISSION COMMUNITY SHAREHOLDERS NEED TO DO NOW?

A:
Mission Community urges you to read this proxy statement/prospectus/consent solicitation carefully, including its appendices, and consider how the merger affects you. Mission Community shareholders are being asked to sign and return the written consent. Mission Community is not asking Mission Community shareholders for a proxy and Mission Community shareholders are not requested to send Mission Community a proxy.

Q:
WHAT OPTIONS DO I HAVE WITH RESPECT TO THE MISSION COMMUNITY PROPOSAL?

A:
With respect to the shares of Mission Community common stock that you hold, you may execute a written consent to approve the proposed merger and the terms of the merger agreement proposal (which is equivalent to a vote for the proposal) or to disapprove such proposal (which is equivalent to a vote against the proposal). If you fail to execute and return your written consent, it has the same effect as voting against the proposal.

Q:
HOW CAN I RETURN MY MISSION COMMUNITY WRITTEN CONSENT?

A:
If you hold shares of Mission Community common stock as of the record date and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Mission Community. Once you have completed, dated and signed your written consent, deliver it to Mission Community by faxing it to Mission Community at (805) 269-2041, Attention: Cindy Harrison, Vice President and Assistant Secretary, by emailing a pdf copy of your written consent to charrison@missioncommunitybank.com, or by mailing your written consent to Mission Community Bancorp, 3380 South Higuera Street, San Luis Obispo, California 93401, Attention: Cindy Harrison, Vice President and Assistant Secretary.

  Mission Community will not be holding a shareholders' meeting to consider these proposals, and therefore you will be unable to vote by attending a shareholders' meeting.

Q:
WHAT HAPPENS IF I DO NOT RETURN MY MISSION COMMUNITY WRITTEN CONSENT?

A:
If you are a record holder of shares of Mission Community common stock and you do not return your written consent, that will have the same effect as a vote AGAINST the proposal to approve the merger.

Q:
WILL MY RIGHTS AS A HERITAGE OAKS SHAREHOLDER BE DIFFERENT FROM MY RIGHTS AS A MISSION COMMUNITY SHAREHOLDER?

A:
Yes. Upon completion of the merger, each shareholder of Mission Community will become a shareholder of Heritage Oaks. There are important differences between the rights of shareholders of Mission Community and shareholders of Heritage Oaks. Please carefully review the description of these differences in the section of this proxy statement/prospectus/consent solicitation entitled "Comparison of Shareholders' Rights" beginning on page 118.

Q:
SHOULD I SEND MY STOCK CERTIFICATES IN NOW?

A:
No. If you are a Mission Community shareholder, after the merger is consummated, you will receive written instructions from the exchange agent for exchanging your certificates representing shares of Mission Community capital stock for certificates representing shares of Heritage Oaks common stock and cash.

Q:
AS A MISSION COMMUNITY SHAREHOLDER, HOW DOES MISSION COMMUNITY'S BOARD OF DIRECTORS RECOMMEND THAT I VOTE?

A:
After careful consideration, Mission Community's board of directors has approved the merger and the terms of the merger agreement, and has determined that they are advisable, fair to and in the best interests of Mission Community shareholders. Accordingly, Mission Community's board of directors recommends that Mission Community's shareholders approve such proposal by written consent.

Q:
ARE MISSION COMMUNITY'S SHAREHOLDERS ENTITLED TO APPRAISAL RIGHTS?

A:
Under California law, holders of Mission Community common stock are entitled to appraisal rights in connection with the merger. If you do not wish to accept the merger consideration in the merger and you do not approve the merger in the Mission Community shareholder action by written consent, you have the right under California law to seek from Mission Community the "fair value" of your shares in lieu of the Heritage Oaks common stock you would receive if the merger is completed. Mission Community refers you to the information under the heading "Dissenters' Rights of Mission Community Shareholders" on page 115 of this proxy statement/prospectus/consent solicitation and to the applicable California statute attached as Appendix D to this proxy statement/prospectus/consent solicitation for information on how to exercise your appraisal rights. Failure to follow all of the steps required under the California law will result in the loss of your appraisal rights.

Q:
WHAT WILL MISSION COMMUNITY SHAREHOLDERS RECEIVE IN THE MERGER?

A
Mission Community's holders of common stock, warrants and options will receive aggregate cash consideration of $8.0 million and aggregate stock consideration of 7,541,353 shares of the common stock of Heritage Oaks. Each share of common stock of Mission Community would be exchanged for approximately 0.8614 shares of the common stock of Heritage Oaks and for cash consideration of approximately $0.19 per share. The actual value received by Mission Community's shareholders on a per share basis will fluctuate based on the price of the common stock of Heritage Oaks and the number of shares of Mission Community common stock outstanding (including any shares issued for warrants that are exercised prior to the effective time of the merger). Heritage Oaks shareholders, optionholders and warrant holders will continue to own and hold, respectively, their existing shares, options and warrants.

Q:
HOW WILL THE MERGER AFFECT WARRANTS AND STOCK OPTIONS FOR MISSION COMMUNITY COMMON STOCK?

A:
Mission Community's warrant holders who do not exercise their warrants prior to the merger will receive, at the effective time of the merger, cash in the amount of $0.92 per share of common stock that would have been received upon exercise of the warrants. Each of Mission Community's option holders has agreed to have his or her Mission Community stock options cancelled at the effective time of the merger. In consideration for such cancellation, the in-the-money option holders will receive the spread between the exercise price of such options and $5.92, while out-of-the-money option holders will receive a flat $500 for cancellation of all of their respective options. All outstanding warrants of Mission Community, and all outstanding in-the-money options of Mission Community, have an exercise price of $5.00 per share.

Q:
WHAT IF I AM A RECORD HOLDER AND I DON'T INDICATE A DECISION WITH RESPECT TO THE PROPOSAL?

A:
If you are a record holder on the record date of shares of Mission Community common stock and you return a signed written consent without indicating your decision on a proposal, you will have given your consent to approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby.

Q:
WHAT IS THE DEADLINE FOR RETURNING MY WRITTEN CONSENT?

A:
The Mission Community board of directors has set February 14, 2014 as the targeted final date for receipt of written consents. Mission Community reserves the right to extend the final date for receipt of written consents beyond February 14, 2014 in the event that consents approving the merger and adopting and approving the merger agreement and the transactions contemplated thereby have not been obtained by that date from holders of a sufficient number of shares of Mission Community common stock to satisfy the conditions to the merger. Any such extension may be made without notice to shareholders.

Q:
CAN I CHANGE OR REVOKE MY WRITTEN CONSENT?

A:
Yes, if you are a record holder on the record date of shares of Mission Community common stock, you may change or revoke your consent to a proposal at any time before the consents of a sufficient number of shares to approve and adopt such proposal have been filed with the corporate secretary of Mission Community. If you wish to change or revoke your consent before that time, you may do so by sending in a new written consent with a later date by one of the means described in the section entitled "Solicitation of Mission Community Written Consent—Submission of Consents" on page 46, or delivering a notice of revocation to the corporate secretary of Mission Community.

SUMMARY

        This summary highlights selected information included in this document and does not contain all of the information that may be important to you. You should read this entire document and its appendices and the other documents to which we refer before you decide how to vote with respect to the merger-related proposals. In addition, we incorporate by reference important business and financial information into this document. For a description of this information, please see the section entitled "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" beginning on page 178. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled "Where You Can Find More Information" in the forepart of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.

        Unless the context otherwise requires, throughout this document, "Heritage Oaks" refers to Heritage Oaks Bancorp, "Mission Community" refers to Mission Community Bancorp and "we," "us" and "our" refer collectively to Heritage Oaks and Mission Community. Also, we refer to the proposed merger of Heritage Oaks with and into Mission Community as, the "merger," the proposed merger of Heritage Oaks Bank with and into Mission Community Bank as the "bank merger," and the Agreement and Plan of Merger, dated as of October 21, 2013, by and between Heritage Oaks and Mission Community as the "merger agreement."

 The Merger and the Merger Agreement (pages 51 and 96)

        The terms and conditions of the merger are contained in the merger agreement, which is attached to this document as Appendix A. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.

        Under the terms of the merger agreement, Mission Community will merge with and into Heritage Oaks with Heritage Oaks as the surviving corporation. Immediately following the merger, Mission Community Bank will merge with and into Heritage Oaks Bank with Heritage Oaks Bank as the surviving corporation.

Merger Consideration (page 51)

        Pursuant to the terms of the merger agreement, holders of shares of Mission Community's common stock, warrants and options will receive aggregate cash consideration of $8.0 million and aggregate stock consideration of 7,541,353 shares of the common stock of Heritage Oaks. Based on the Mission Community shares outstanding as of the date of execution of the merger agreement, each share of common stock of Mission Community would be exchanged for approximately (i) 0.8614 shares of the common stock of Heritage Oaks and (ii) cash consideration of approximately $0.19. Based on the closing price of Heritage Oaks common stock of $7.38 per share on January 6, 2014, the total value of the merger consideration would be $63.7 million, and the total value of the per share merger consideration would be $6.55. The actual value received by Mission Community's shareholders on an aggregate and on a per share basis will fluctuate and the number of shares of Mission Community common stock outstanding (including any shares issued for warrants that are exercised prior to the effective time) based on the price of the common stock of Heritage Oaks. A Mission Community shareholder will receive cash in lieu of any fractional shares of Heritage Oaks common stock such holder is entitled to receive.

        Each holder of the Mission Community's warrants (other than warrants issued in Mission Community's public rights offering) has entered into a warrant holder agreement agreeing not to exercise his, her or its warrants prior to the merger and receiving at the effective time of the merger cash in the amount of $0.92 per share of common stock that would have been received upon exercise of the warrants. Each holder of Mission Community's warrants who acquired their warrants in Mission Community's public rights offering, and who does not exercise such warrants prior to the merger, will automatically receive, at the effective time of the merger, cash in the amount of $0.92 per share of common stock that would have been received upon exercise of the warrants, all of which warrants will terminate at the effective time of the merger in accordance with their terms. All of Mission Community's outstanding warrants are exercisable at a price of $5.00 per share. Each holder of Mission Community's options has entered into an option holder agreement, agreeing to the cash out and cancellation of his or her Mission Community stock options at the effective time of the merger. In consideration for such cash out and cancellation of options, the in-the-money option holders will receive the spread between the exercise price of such options and $5.92, while out-of-the-money option holders will receive a flat $500 for cancellation of all of their respective options. All of Mission Community's outstanding in-the-money options are exercisable at a price of $5.00 per share.

        If all of the warrants to purchase shares of Mission Community common stock which are exercisable and which are not subject to warrant holder agreements were in fact exercised prior to the effective date of the merger, the amount of cash included in the merger consideration would increase but the number of shares of Mission Community outstanding would also increase, resulting in a small change to the mix of cash and shares of Heritage Oaks common stock received by the shareholders of Mission Community, although the aggregate value of the per share merger consideration would remain approximately the same. For example, if all of the warrants which are exercisable and which are not subject to warrant holder agreements had been exercised and outstanding on the date of the execution of the merger agreement, the aggregate cash consideration would increase to $8,793,360 and the aggregate stock consideration would remain at 7,541,353 shares of HEOP common stock resulting in each share of outstanding common stock of Mission Community, including shares issued upon the exercise of warrants, being exchanged for approximately (i) 0.8460 shares of Heritage Oaks common stock and (ii) cash consideration of approximately $0.30. Based on the closing price of Heritage Oaks common stock of $7.38 per share on January 6, 2014 the total value of the merger consideration would be $64.4 million and the value of the per share merger consideration would be $6.54.

Recommendation of the Heritage Oaks Board of Directors (page 59)

        After careful consideration, the Heritage Oaks board of directors unanimously recommends that Heritage Oaks shareholders vote "FOR" approval of the merger and the issuance of shares of Heritage Oaks common stock pursuant to the merger agreement, and "FOR" adjournment of the Heritage Oaks special meeting.

        For a more complete description of Heritage Oaks' reasons for the merger and the recommendation of the Heritage Oaks board of directors, please see the section entitled "THE MERGER—Recommendation of the Heritage Oaks Board of Directors and Reasons for the Merger" beginning on page 59.

Recommendation of the Mission Community Board of Directors (page 61)

        After careful consideration, the Mission Community board of directors unanimously recommends that Mission Community shareholders "CONSENT TO" the approval of the merger agreement and the merger.

        For a more complete description of Mission Community's reasons for the merger and the recommendation of the Mission Community board of directors, please see the section entitled "THE MERGER—Recommendation of the Mission Community Board of Directors and Reasons for the Merger" beginning on page 61.

 Opinion of Heritage Oaks' Financial Advisor (page 63)

  Heritage Oaks Financial Advisor

        On October 21, 2013, Sandler O'Neill + Partners, L.P., which we refer to as Sandler O'Neill, Heritage Oaks' financial advisor in connection with the merger, delivered an oral fairness opinion to Heritage Oaks' board of directors, which was subsequently confirmed in a written opinion dated the same date that, as of such date and subject to and based on the qualifications and assumptions set forth in its written opinion, the per share merger consideration in the proposed merger was fair, from a financial point of view, to Heritage Oaks.

        The full text of Sandler O'Neill's opinion, dated October 21, 2013, is attached as Appendix B to this document. You should read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sandler O'Neill in rendering its opinion.

        Sandler O'Neill's opinion is addressed to Heritage Oaks' board of directors and the opinion is not a recommendation as to how any shareholder of Heritage Oaks should vote with respect to the merger or any other matter or as to any action that a shareholder should take with respect to the merger.

        The opinion addresses only the fairness, from a financial point of view, of the merger consideration paid by Heritage Oaks in the proposed merger with Mission Community, and does not address the underlying business decision of Heritage Oaks to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to Heritage Oaks. Sandler O'Neill has received a fee for its services.

        For further information, please see the section entitled "THE MERGER—Opinion of Sandler O'Neill (Financial Advisor to Heritage Oaks)" beginning on page 63.

Opinion of Mission Community's Financial Advisor (page 76)

  Mission Community Financial Advisor

        On October 21, 2013, D.A. Davidson & Co., which we refer to as Davidson, Mission Community's financial advisor in connection with the merger, delivered an oral fairness opinion to Mission Community's board of directors, which was subsequently confirmed in a written opinion dated the same date that, as of such date and subject to and based on the qualifications and assumptions set forth in its written opinion, the per share merger consideration in the proposed merger was fair, from a financial point of view, to the common shareholders of Mission Community.

        The full text of Davidson's opinion, dated October 21, 2013, is attached as Appendix C to this document. You should read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Davidson in rendering its opinion.

        Davidson's opinion is addressed to Mission Community's board of directors and the opinion is not a recommendation as to how any shareholder of Mission Community should vote with respect to the merger or any other matter or as to any action that a shareholder should take with respect to the merger.

        The opinion addresses only the fairness, from a financial point of view, of the per share merger consideration in the proposed merger to the common shareholders of Mission Community, and does not address the underlying business decision of Mission Community to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to Mission Community.

        For further information, please see the section entitled "Opinion of D.A. Davidson (Financial Advisor to Mission Community)" beginning on page 76.

Heritage Oaks Special Meeting of Shareholders (page (ii))

        The Heritage Oaks special meeting will be held at 400 S. River Rd., Paso Robles, CA 93446, at 5:30 p.m. Pacific Standard Time, on February 19, 2014. At the Heritage Oaks special meeting, Heritage Oaks shareholders will be asked to approve the merger and the issuance of shares of Heritage Oaks common stock pursuant to the merger agreement and to adjourn the special meeting, if necessary, to solicit additional proxies to vote in favor of the merger and the issuance of the shares.

        Heritage Oaks' board of directors has fixed the close of business on December 31, 2013 as the record date for determining the holders of Heritage Oaks common stock entitled to receive notice of and to vote at the Heritage Oaks special meeting. Only holders of record of Heritage Oaks common stock at the close of business on the Heritage Oaks record date will be entitled to notice of and to vote at the Heritage Oaks special meeting and any adjournment or postponement thereof, unless the adjournment is for more than 45 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at such meeting.

        As of the Heritage Oaks record date, there were 25,397,780 shares of Heritage Oaks common stock outstanding and entitled to vote at the Heritage Oaks special meeting held by approximately 911 holders of record. Each share of Heritage Oaks common stock entitles the holder to one vote on each proposal to be considered at the Heritage Oaks special meeting. As of the record date, directors and executive officers of Heritage Oaks owned and were entitled to vote 4,646,774 shares of Heritage Oaks common stock, representing approximately 18.29% of the shares of Heritage Oaks common stock outstanding on that date. Heritage Oaks currently expects that Heritage Oaks' executive officers will vote their shares in favor of the proposals to be presented at the special meeting because each of them has entered into voting agreements agreeing to vote their shares in favor of the merger. As of the record date, Mission Community beneficially held no shares of Heritage Oaks' common stock.

Written Consent of Mission Community Shareholders (page 46)

        The Mission Community board of directors is seeking the written consent of its shareholders to approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby.

        Mission Community's board of directors has fixed the close of business on January 3, 2014 as the record date for determining the holders of Mission Community entitled to be notified of and execute and deliver a written consent.

        As of the Mission Community record date, there were 8,770,281 shares of Mission Community common stock outstanding and entitled to be notified of and execute and deliver a written consent held by approximately 300 holders of record. Each holder of Mission Community common stock is entitled to one vote per share held. As of the record date, directors, executive officers and certain principal shareholders of Mission Community (including Carpenter (79.0%) and Palladium Equity Partners (8.7%)), all of whom have agreed to vote their shares in favor of the merger and the merger agreement, owned and were entitled to vote 7,778,663 shares of Mission Community common stock, representing approximately 89% of the shares of Mission Community common stock outstanding on that date. Accordingly, we believe that the approval of the merger by the Mission Community shareholders is assured. As of the record date, Heritage Oaks beneficially held no shares of Mission Community's common stock.

 Financial Interests of Certain Persons in the Merger (page 88)

Interest of Mission Community Directors and Officers

        Certain of Mission Community's executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Mission Community's shareholders. These interests include:

  •
  Change in Control Payments under Employment Agreements.

  •
  Pursuant to the Employment Agreement dated as of December 18, 2012 among Mission Community, Mission Community Bank and Tom L. Dobyns, the President of Mission Community and Chief Executive Officer of Mission Community Bank, upon his termination in the event of a change in control, Mr. Dobyns is entitled to receive (i) a lump sum payment equal to 24 months of his current base salary plus an amount equal to 50% of his current base salary and (ii) continuation of his coverage under the group medical plan for 12 months following his termination. Further, the employment agreement provides that in the event of a change in control there will be an acceleration of vesting of all of Mr. Dobyn's equity awards.

  •
  Pursuant to the Employment Agreement dated as of December 18, 2012 among Mission Community, Mission Community Bank and Robert J. Stevens, the Executive Vice President and Chief Credit Officer of Mission Community, upon his termination in the event of a change in control, Mr. Stevens is entitled to receive (i) a lump sum payment equal to 12 months of his current base salary plus an amount equal to 33% of his current base salary and (ii) continuation of his coverage under the group medical plan for 12 months following his termination. Further, the employment agreement provides that in the event of a change in control there will be an acceleration of vesting of all of Mr. Steven's equity awards.

  •
  Pursuant to the Employment Agreement dated as of December 18, 2012 among Mission Community, Mission Community Bank and Thomas J. Tolda, the Executive Vice President and Chief Financial Officer of Mission Community, upon his termination in the event of a change in control, Mr. Tolda is entitled to receive (i) a lump sum payment equal to 12 months of his current base salary plus an amount equal to 33% of his current base salary and (ii) continuation of his coverage under the group medical plan for 12 months following his termination. Further, the employment agreement provides that in the event of a change in control there will be an acceleration of vesting of all of Mr. Tolda's equity awards.

  •
  Retention Payment under CEO Employment Agreement.  Mission Community entered into an employment agreement with James W. Lokey dated October 21, 2013 pursuant to which Mr. Lokey has agreed to continue to serve as Chairman of the Board of Directors and Chief Executive Officer of Mission Community through the effective time of the merger. The employment agreement provides for a base salary to Mr. Lokey of $250,000 per annum and a bonus of $30,000 in recognition of Mr. Lokey's prior employment with Mission Community payable on the earlier of January 1, 2014 or the date of completion of the merger. The employment agreement further provides that Mr. Lokey will receive a payment of $250,000 immediately prior to the completion of the merger, subject to certain conditions.

  •
  Investor Rights Agreement.  Heritage Oaks and Carpenter have agreed to enter into an Investor Rights Agreement prior to the effective time of the merger pursuant to which, among other things, Carpenter will have the right to appoint two directors to the Heritage Oaks Board and the Heritage Oaks Bank Board for so long as Carpenter owns at least 14.9% of the issued and outstanding shares of common stock of Heritage Oaks, and to appoint one director to the Heritage Oaks Board and the Heritage Oaks Bank Board for so long as Carpenter owns between 6% and 14.9% of the issued and outstanding shares of Heritage Oaks common stock.

    Immediately following the merger it is anticipated that Carpenter will own in excess of 14.9% of the issued and outstanding shares of Heritage Oaks, and, accordingly, subject to certain conditions, will have the right to nominate two individuals to the Heritage Oaks Board and the Heritage Oaks Bank Board. Carpenter intends to nominate Howard Gould, an existing director of Mission Community, to fill one of these new director positions. The second nominee has not yet been determined by Carpenter.

  •
  The directors and officers of Mission Community and Mission Community Bank will receive continued indemnification and, for a period of 6 years following completion of the merger, director and officer liability insurance coverage;

Treatment of Mission Community Warrants and Stock Options (page 52)

        Mission Community Warrants.    Each holder of the Mission Community's warrants (other than warrants issued in Mission Community's public rights offering) has entered into a warrant holder agreement agreeing not to exercise his, her or its warrants prior to the merger and receiving at the effective time of the merger cash in the amount of $0.92 per share of common stock that would have been received upon exercise of the warrants. Each holder of Mission Community's warrants who acquired their warrants in Mission Community's public rights offering, and who does not exercise such warrants prior to the merger, will automatically receive, at the effective time of the merger, cash in the amount of $0.92 per share of common stock that would have been received upon exercise of the warrants, all of which warrants will terminate at the effective time of the merger in accordance with their terms. All of Mission Community's outstanding warrants are exercisable at a price of $5.00 per share.

        Mission Community Stock Options.    Each holder of Mission Community's options has entered into an option holder agreement, agreeing to the cash out and cancellation of his or her Mission Community stock options at the effective time of the merger. In consideration for such cancellation of options, the in-the-money option holders will receive the spread between the exercise price of such options and $5.92, while out-of-the-money option holders will receive a flat $500 for cancellation of all of their respective options. All of Mission Community's outstanding in-the-money options are exercisable at a price of $5.00 per share.

Regulatory Approvals Required for the Merger (page 92)

        Completion of the merger and the bank merger are subject to various regulatory approvals, including approvals from the California Department of Business Oversight (formerly known as the California Department of Financial Institutions), which we refer to as the Department of Business Oversight, the Federal Deposit Insurance Corporation, which we refer to as the FDIC, and the Board of Governors of the Federal Reserve System, which we refer to as Federal Reserve. We have filed, or are in the process of filing, notices and applications to obtain the necessary regulatory approvals. Although we currently believe we should be able to obtain all required regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to or have a material adverse effect on Heritage Oaks after the completion of the merger. The regulatory approvals to which completion of the merger and the bank merger are subject are described in more detail under the section entitled "THE MERGER—Regulatory Approvals Required for the Merger" beginning on page 92.

 Conditions to the Merger (page 106)

        Among other things, the obligations of Heritage Oaks and Mission Community to complete the merger are each subject to the satisfaction or waiver of the following conditions:

  •
  approval of the merger by the shareholders of the Heritage Oaks and Mission Community;

  •
  the effectiveness of the registration statement on Form S-4, of which this document is a part, and the absence of a stop order or proceeding initiated or threatened by the SEC for that purpose;

  •
  approval for the listing on the NASDAQ Capital Market of the Heritage Oaks common stock to be issued in the merger;

  •
  the accuracy of the representations and warranties of each party as of the closing date of the merger;

  •
  performance in all material respects by each party of the obligations required to be performed by it at or prior to the closing date of the merger;

  •
  as of the last business day of the month preceding the month that the merger becomes effective, Mission Community's shareholders equity, as adjusted, not being less than 95% of the shareholders' equity as of June 30, 2013;

  •
  as of the last business day of the month preceding the month that the merger becomes effective, Mission Community's deposit liabilities, as adjusted, not being less than 80% of the balance of the deposit liabilities of Mission Community on September 30, 2013;

  •
  absence of any injunction, order or legal restraint prohibiting the merger;

  •
  receipt of all governmental and third party consents and approvals required to consummate the merger, and no regulatory approvals shall contain or would be reasonably expected to result in the imposition of a materially burdensome regulatory condition; and

  •
  receipt by each party of an opinion of its tax counsel as to certain tax matters.

No Solicitation (page 101)

        Under the terms of the merger agreement, Mission Community has agreed not to solicit, initiate or encourage inquiries or proposals with respect to, or engage or participate in any discussions or negotiations concerning, or provide any confidential or nonpublic information or data to, any person relating to, any acquisition proposal. Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances, in response to an unsolicited bona fide acquisition proposal which, in the good faith judgment of the Mission Community board of directors, is or is reasonably likely to result in a proposal which is superior to the merger with Heritage Oaks, and the Mission Community board of directors determines in good faith (and after consultation with Mission Community's outside counsel) that failure to take such actions would reasonably be expected to be a violation of its fiduciary duties under applicable law, Mission Community may furnish information regarding Mission Community and participate in discussions with such third party.

Termination (page 102)

        Heritage Oaks and Mission Community may mutually agree at any time to terminate the merger agreement without completing the merger, even if Heritage Oaks' shareholders approve the merger and the issuance of stock to Mission Community shareholders pursuant to the merger agreement and if Mission Community's shareholders have adopted the merger agreement and approved the merger.

        The merger agreement may also be terminated and the merger abandoned at any time prior to the effective time of the merger, as follows:

  •
  by either Heritage Oaks or Mission Community, if a required regulatory approval is denied by final, non-appealable action, or if a governmental entity has issued a final, non-appealable order, ruling, injunction or decree permanently restraining, enjoining or otherwise prohibiting the closing of the merger, or if either party has been formally or informally requested to withdraw any request for regulatory approval that is required for the consummation of the transaction;

  •
  by either Heritage Oaks or Mission Community, if the merger has not closed by the close of business on July 21, 2014, unless the failure to close by such date is due to the failure of the party seeking to terminate the merger agreement to fulfill any material obligation of such party set forth in the merger agreement;

  •
  by either Heritage Oaks or Mission Community, if there is a breach or failure to comply by the other party that would, individually or in the aggregate with other breaches or noncompliance by such party, result in the failure of a closing condition, unless the breach is cured before the earlier of July 21, 2014 or 30 days following written notice of the breach (provided that the terminating party is not then in material breach of the merger agreement);

  •
  by either Heritage Oaks or Mission Community, if the other party's shareholders have not, as applicable, authorized the merger and the issuance of stock pursuant to the merger agreement or adopted the merger agreement and approved the merger; or

  •
  by Heritage Oaks, if the Mission Community board of directors (1) submits the merger agreement to its shareholders and withdraws or adversely modifies its recommendation for approval, or recommends to its shareholders an alternative acquisition proposal other than the merger agreement, (2) fails to reaffirm the Mission Community Board's recommendation for the merger within ten (10) Business Days after the date any acquisition proposal is first publicly disclosed or (3) materially breaches its obligation to refrain from soliciting alternative acquisition proposals.

        Mission Community may be required to pay Heritage Oaks a termination fee equal to $2,500,000 in certain circumstances. For more information, please see the sections entitled "THE MERGER AGREEMENT—Termination Fee" beginning on page 103.

Comparative Market Value of Securities Being Acquired (page 124)

        The following table sets forth the closing sale prices per share of Heritage Oaks common stock and Mission Community common stock on October 18, 2013, the last trading day before the public announcement of the signing of the merger agreement, and on January 6, 2014, the latest practicable date before the date of this document. The following table also includes the equivalent market value per share of Mission Community common stock on October 18, 2013, and January 6, 2014, determined by multiplying the share price of Heritage Oaks common stock on such dates by the exchange ratio of 0.8614 and adding $0.19, which would have been the per share merger consideration if the closing date of the merger had occurred on such dates.

	Heritage Oaks Common Stock	Mission Community Common Stock	Equivalent Market Value per Share of Mission Community Common Stock
October 18, 2013	$6.42	$4.20	$5.72
January 6, 2014	$7.38	$6.20	$6.55

 Material United States Federal Income Tax Consequences of the Merger (page 111)

        The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Assuming the merger qualifies as such a reorganization, a shareholder of Mission Community generally will not recognize any gain or loss upon receipt of Heritage Oaks common stock in exchange for Mission Community common stock in the merger, but may recognize gain with respect to the cash consideration and cash received in lieu of a fractional share of Heritage Oaks common stock. It is a condition to the completion of the merger that Heritage Oaks and Mission Community receive written opinions from their respective counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

        Tax matters are very complicated and the tax consequences of the merger to each Mission Community shareholder may depend on such shareholder's particular facts and circumstances. Mission Community shareholders are urged to consult their tax advisors to understand fully the tax consequences to them of the merger. For more information, please see the section entitled "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER" beginning on page 111.

Comparison of Shareholders' Rights (page 118)

        The rights of Mission Community shareholders who continue as Heritage Oaks shareholders after the merger will be governed by the certificate of incorporation and bylaws of Heritage Oaks rather than by the articles of incorporation and bylaws of Mission Community. For more information, please see the section entitled "COMPARISON OF SHAREHOLDERS' RIGHTS" beginning on page 118.

Dissenters' Rights of Appraisal in the Merger (page 115)

        As a shareholder of Mission Community, under California law you have the right to dissent from the merger and have the appraised fair value of your shares of Mission Community common stock paid to you in cash. The appraised fair value may be more or less than the value of the shares of Heritage Oaks common stock and cash being paid in the merger.

        Under California law, the holders of Mission Community common stock will be entitled to dissenters' appraisal rights in connection with the merger, provided they do not "CONSENT TO" the merger and comply with all other applicable statutory procedures for asserting dissenters' rights required by Chapter 13 of the California Corporations Code. Thus, if you wish to dissent and you execute and return a written consent in the accompanying form, you must specify that your shares "DO NOT CONSENT TO" or "ABSTAIN" with respect to approval of the merger. If you do not return your written consent then you also may exercise your dissenters' rights. Shareholders who exercise their dissenters' rights by complying with the applicable statutory procedures required by California law will be entitled to receive payment in cash for the fair value of their shares as determined by Mission Community or, in the event that Mission Community and such shareholders cannot agree on the fair value of their shares, in a judicial proceeding. The procedures to be followed by dissenting shareholders are described below in "Dissenters' Rights of Mission Community Shareholders" on page 115.

        If you intend to exercise dissenters' rights, you should read the statutes carefully and consult with your own legal counsel. You should also remember that if you return a signed written consent but fail to provide instructions as to how your shares of Mission Community common stock are to be voted, you will be considered to have consented to the proposal to approve the merger and the merger agreement and you will not be able to assert dissenters' rights. Also, if you exercise dissenters' rights, you may have taxable income as a result, so you should consult with your own tax advisor if you intend to dissent. See "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER" on page 111.

        The text of the provisions of Chapter 13 of the California Corporations Code pertaining to dissenters' rights is attached to this proxy statement/prospectus as Appendix D.

The Parties

Heritage Oaks Bancorp
1222 Vine Street
Paso Robles, California 93446
Phone: (805) 369-5200

        Heritage Oaks is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, which we refer to as the BHC Act. As of September 30, 2013, Heritage Oaks had consolidated total assets of approximately $1,153.8 million, total loans of approximately $777.2 million, deposits of approximately $957.0 million and shareholders' equity of approximately $125.1 million. Heritage Oaks had approximately 233 full-time equivalent employees as of September 30, 2013.

Mission Community Bancorp
3380 S. Higuera St.
San Luis Obispo, California 93401
Tel: (805) 782-5000

        Mission Community is a bank holding company registered under the BHC Act. As of September 30, 2013, Mission Community had consolidated total assets of approximately $441.2 million, total loans of approximately $277.5 million and deposits of approximately $388.8 million and shareholders' equity of approximately $38.3 million. Mission Community had approximately 107 full-time equivalent employees as of September 30, 2013.

Risk Factors (page 36)

        Before voting at the special meeting or executing and delivering your written consent, you should carefully consider all of the information contained in or incorporated by reference into this proxy statement/prospectus/consent solicitation, including the risk factors set forth in the section entitled "RISK FACTORS" beginning on page 36 or described in Heritage Oaks' Annual Report on Form 10-K for the year ended December 31, 2012 and other reports filed with the SEC, which are incorporated by reference into this proxy statement/prospectus/consent solicitation. Please see "WHERE YOU CAN FIND MORE INFORMATION" beginning on page (i).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR HERITAGE OAKS

        The following table summarizes consolidated financial results achieved by Heritage Oaks for the periods and at the dates indicated and should be read in conjunction with Heritage Oaks' consolidated financial statements and the notes to the consolidated financial statements contained in reports that Heritage Oaks has previously filed with the SEC. Historical financial information for Heritage Oaks can be found in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and its Annual Report on Form 10-K for the year ended December 31, 2012. Please see the section entitled "WHERE YOU CAN FIND MORE INFORMATION" beginning on page (i) for instructions on how to obtain the information that has been incorporated by reference. Financial amounts as of and for the nine months ended September 30, 2013 are unaudited (and are not necessarily indicative of the results of operations for the full year or any other interim period), and management of Heritage Oaks believes that such amounts reflect all adjustments (consisting only of normally recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for the past periods presented indicate results for any future period.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
(dollar amounts in thousands except share data)	2013	2012	12/31/2012	12/31/2011	12/31/2010	12/31/2009	12/31/2008
Consolidated Income Data:
Interest Income	$33,657	$34,672	$46,321	$48,227	$50,794	$49,559	$50,150
Interest Expense	2,818	2,932	3,818	5,023	8,047	10,049	12,564

Net interest income before provision for loan losses	30,839	31,740	42,503	43,204	42,747	39,510	37,586
Provision for loan losses	—	7,681	7,681	6,063	31,531	24,066	12,215

Net interest income after provision for loan losses	30,839	24,059	34,822	37,141	11,216	15,444	25,371
Non-Interest Income	10,996	9,000	12,548	9,730	10,747	7,415	6,666
Non-Interest Expense	26,939	26,657	36,131	37,318	41,283	35,733	29,894

Income (loss) before income tax expense / (benefit)	14,896	6,402	11,239	9,553	(19,320)	(12,874)	2,143
Income tax expense / (Benefit)	5,689	(3,508)	(1,798)	1,828	(1,760)	(5,825)	497

Net income (loss)	9,207	9,910	13,037	7,725	(17,560)	(7,049)	1,646
Dividends and accretion on preferred stock	898	1,113	1,470	1,358	5,008	964	—

Net income (loss) available to common shareholders	$8,309	$8,797	$11,567	$6,367	$(22,568)	$(8,013)	$1,646

Share Data:
Earnings (loss) per common share—basic	$0.33	$0.35	$0.46	$0.25	$(1.30)	$(1.04)	$0.22
Earnings (loss) per common shares—diluted	$0.31	$0.33	$0.44	$0.24	$(1.30)	$(1.04)	$0.21
Dividend payout ratio(1)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	37.68%
Common book value per share	$4.78	$4.65	$4.78	$4.17	$3.85	$8.07	$9.03
Tangible common book value per share	$4.29	$4.16	$4.27	$3.67	$3.33	$6.31	$7.13
Actual shares outstanding at end of period(2)	25,391,343	25,288,430	25,307,110	25,145,717	25,082,344	7,771,952	7,753,078
Weighted average shares outstanding—basic	25,138,410	25,074,405	25,081,462	25,048,477	17,312,306	7,697,234	7,641,726
Weighted average shares outstanding—diluted	26,540,104	26,354,643	26,401,870	26,254,745	17,312,306	7,697,234	7,753,013
Consolidated Balance Sheet Data:
Total cash and cash equivalents	$33,281	$44,176	$34,116	$34,892	$22,951	$40,738	$24,571
Total investments and other securities	$267,179	$261,451	$287,682	$236,982	$223,857	$121,180	$50,762
Total gross loans	$777,154	$678,348	$689,608	$646,286	$677,303	$728,679	$680,147
Allowance for loan losses	$(17,468)	$(17,987)	$(18,118)	$(19,314)	$(24,940)	$(14,372)	$(10,412)
Total assets	$1,153,843	$1,058,679	$1,097,532	$987,138	$982,612	$945,177	$805,588
Total deposits	$956,952	$855,032	$870,870	$786,208	$798,206	$775,465	$603,521
Federal Home Loan Bank borrowings	$57,500	$46,000	$66,500	$51,500	$45,000	$65,000	$109,000
Junior subordinated debt	$8,248	$8,248	$8,248	$8,248	$8,248	$13,403	$13,403
Total stockholders' equity	$125,092	$142,285	$145,529	$129,554	$121,256	$83,751	$70,032
Selected Other Balance Sheet Data:
Average assets	$1,098,574	$1,012,325	$1,024,961	$976,988	$995,223	$887,628	$779,575
Average earning assets	$1,012,313	$943,235	$953,815	$916,356	$935,991	$829,329	$722,061
Average stockholders' equity	$141,417	$134,891	$137,392	$124,824	$121,865	$86,949	$71,748
Selected Financial Ratios:
Return (loss) on average assets	1.12%	1.31%	1.27%	0.79%	-1.76%	-0.79%	0.21%
Return (loss) on average equity	8.70%	9.81%	9.49%	6.19%	-14.41%	-8.11%	2.29%
Return (loss) on average tangible common equity	8.89%	12.04%	11.55%	7.29%	-30.86%	-10.00%	2.91%
Net interest margin(3)	4.07%	4.49%	4.46%	4.71%	4.57%	4.76%	5.21%
Efficiency ratio(4)	69.94%	67.03%	67.88%	67.98%	69.08%	69.86%	65.57%
Non-interest expense to average assets	3.28%	3.52%	3.53%	3.82%	4.15%	4.03%	3.83%

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
(dollar amounts in thousands except share data)	2013	2012	12/31/2012	12/31/2011	12/31/2010	12/31/2009	12/31/2008
Capital Ratios:
Average equity to average assets	12.87%	13.32%	13.40%	12.78%	12.24%	9.80%	9.20%
Leverage Ratio	10.58%	12.15%	12.32%	12.06%	10.83%	8.24%	8.90%
Tier 1 Risk-Based Capital ratio	13.27%	14.92%	15.55%	14.81%	13.94%	9.59%	9.37%
Total Risk-Based Capital ratio	14.53%	16.19%	16.81%	16.07%	15.21%	10.85%	10.62%
Selected Asset Quality Ratios:
Non-performing loans to total gross loans(5)	1.63%	3.02%	2.51%	1.91%	4.85%	5.26%	2.75%
Non-performing assets to total assets(6)	1.10%	1.99%	1.58%	1.35%	4.02%	4.15%	2.48%
Allowance for loan losses to total gross loans	2.25%	2.65%	2.63%	2.99%	3.68%	1.97%	1.53%
Net charge-offs to average loans	0.12%	1.81%	1.32%	1.75%	2.96%	2.83%	1.21%

(1)
For the year 2008 cash dividends totaling $0.08 per share were paid. No cash dividends were paid in 2013, 2012, 2011, 2010 and 2009.

(2)
Actual shares have been adjusted to fully reflect stock dividends and stock splits.

(3)
Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4)
The efficiency ratio is defined as total non-interest expense as a percent of the combined net interest income plus non-interest income, exclusive of gains and losses on security sales, other than temporary impairment losses, gains and losses on sale of OREO and other OREO related costs and gains and losses on sale of fixed assets.

(5)
Non-performing loans are defined as loans that are past due 90 days or more as well as loans placed in non-accrual status.

(6)
Non-performing assets are defined as loans that are past due 90 days or more and assets placed in non-accrual status plus other real estate owned.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR MISSION COMMUNITY

        The following table summarizes consolidated financial results achieved by Mission Community for the periods and at the dates indicated and should be read in conjunction with Mission Community's consolidated financial statements and the notes to the consolidated financial statements included in Appendix E and Appendix F of this proxy statement/prospectus/consent solicitation. Financial amounts as of and for the nine months ended September 30, 2013 are unaudited (and are not necessarily indicative of the results of operations for the full year or any other interim period), and management of Mission Community believes that such amounts reflect all adjustments (consisting only of normally recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for the past periods presented indicate results for any future period.

Consolidated Selected Financial Data

	As of and for the nine months Ended September 30,		As of and for the years ended December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)
	(Dollars in thousands, except per share data)
Operating Data:
Interest income	$14,256	$14,509	$18,935	$11,316
Interest expense	736	1,059	1,321	1,540
Net interest income before provision for loan losses	13,520	13,450	17,614	9,776
Provision for loan losses	310	675	975	600
Non-interest income	1,689	2,414	3,811	3,271
Non-interest expense	13,103	14,735	19,496	15,448
Earnings (loss) before income taxes	1,796	454	954	(3,001)
Net income (loss)	1,751	451	888	(3,007)
Balance Sheet Data:
Loans receivable, gross	277,545	237,027	245,289	233,669
Allowance for loan losses	4,397	4,100	4,242	3,326
Investment securities	107,918	147,066	127,822	128,310
Total assets	441,230	443,318	435,207	463,312
Total deposits	388,812	389,408	387,268	410,574
Total shareholders' equity	38,346	35,861	37,272	29,587
Per Common Share Data:
Basic income (loss) per share	0.20	(0.01)	0.04	(0.81)
Diluted income (loss) per share	0.20	(0.01)	0.04	(0.81)
Average number of common shares outstanding (basic)	8,418,253	7,792,292	7,818,727	7,126,861
Average number of common shares outstanding (diluted)	8,430,121	7,792,292	7,818,727	7,126,861
Cash dividends declared	—	—	—	—
Book value per common share at period end	$4.38	$4.57	$4.57	$3.82
Selected Financial Ratios:
Return (loss) on average equity(1)	6.23%	1.82%	2.61%	(9.03)%
Return (loss) on average assets(2)	0.53%	0.13%	0.20%	(1.10)%
Dividend payout ratio	—	—	—	—
Net interest margin(3)	4.45%	4.27%	4.28%	3.81%
Average equity to average assets	8.55%	7.31%	7.58%	12.21%
Net loans to total deposits at period end	71.4%	60.9%	63.3%	56.9%
Asset Quality Ratios:
Non-performing loans to total loans at period end	3.40%	3.53%	4.46%	3.67%
Net charge-offs (recoveries) to average total loans	0.08%	(0.06)%	0.03%	0.33%
Allowance for loan losses to total loans	1.58%	1.73%	1.73%	1.42%
Allowance for loan losses to non-performing loans	47%	49%	39%	39%
Capital Ratios:(4)
Tier 1 capital to adjusted total assets	8.66%	8.23%	8.61%	8.19%
Tier 1 capital to total risk-weighted assets	11.65%	12.49%	12.40%	12.00%
Total capital to total risk-weighted assets	12.90%	13.74%	13.65%	13.25%

(1)
Net income divided by average shareholders' equity.

(2)
Net income divided by average total assets.

(3)
Net interest income divided by average interest-earning assets.

(4)
Calculated with respect to Mission Community Bank.

 UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following pro forma information has been derived from and should be read in conjunction with Heritage Oaks' and Mission Community's audited consolidated financial statements as of and for the year ended December 31, 2012, and their respective unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2013, included in, or incorporated by reference in, this proxy statement/ prospectus/ consent solicitation. This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below is based on and should be read together with the historical financial information that Heritage Oaks has presented in its prior filings with the SEC, and that Mission Community has included in Appendix E and Appendix F to this proxy statement/prospectus/consent solicitation. See the section entitled "WHERE YOU CAN FIND MORE INFORMATION" beginning on page (i).

 Heritage Oaks Bancorp and Mission Community Bancorp Pending Merger
Pro Forma Combined Condensed Consolidated Balance Sheets as of September 30, 2013
(unaudited)

			Pro Forma Adjustments
		Mission Community				Pro Forma Combined
(dollar amounts in thousands)	Heritage Oaks		Dr	Cr
Assets
Cash and due from banks	$25,672	$22,423		$8,000	a	$40,095
Interest bearing deposits in other banks	7,609	1,979				9,588
Securities available for sale, at fair value	267,179	107,918				375,097
Federal Home Loan Bank stock, at cost	4,739	2,174				6,913
Loans held for sale	5,463	5,113				10,576
Gross loans	777,154	272,668		5,048	b	1,044,774
Net deferred loan fees	(1,454)	(236)				(1,690)
Allowance for loan losses	(17,468)	(4,397)	$4,397		c	(17,468)

Net loans	758,232	268,035				1,025,616
Property, premises and equipment	24,129	15,514	1,613		d	41,256
Deferred tax assets, net	21,361	—	5,839		e	27,200
Bank owned life insurance	15,710	8,177				23,887
Goodwill	11,237	—	8,778		f	20,015
Core deposit intangible	1,444	2,461	3,022		g	6,927
Other real estate owned	—	861		215	h	646
Other assets	11,068	6,575				17,643

Total assets	$1,153,843	$441,230				$1,605,459

Liabilities
Non-interest bearing deposits	285,428	137,077				422,505
Interest bearing deposits	671,524	251,735		74	i	923,333

Total deposits	956,952	388,812				1,345,838
Short term FHLB borrowing	5,000	—				5,000
Long term FHLB borrowing	52,500	6,000		58	j	58,558
Junior subordinated debentures	8,248	5,688	1,092		k	12,844
Other liabilities	6,051	2,384		1,427	l	9,862

Total liabilities	1,028,751	402,884				1,432,102
Stockholders' equity
Preferred stock	3,604	—				3,604
Common stock	101,439	45,825	45,825	48,265	m	149,704
Additional paid in capital	5,879	8,871	8,871		m	5,879
Retained earnings / (accumulated deficit)	17,083	(14,457)		14,457	m	17,083
Accumulated other comprehensive loss	(2,913)	(1,893)		1,893	m	(2,913)

Total stockholders' equity	125,092	38,346				173,357

Total liabilities and stockholders' equity	$1,153,843	$441,230	$79,437	$79,437		$1,605,459

The accompanying notes are an integral part of these pro forma financial statements.

 Heritage Oaks Bancorp and Mission Community Bancorp Pending Merger
Pro Forma Combined Condensed Consolidated Statements of Income for
the Nine Months Ended September 30, 2013
(unaudited)

			Pro Forma Adjustments
		Mission Community				Pro Forma Combined
(dollar amounts in thousands except share data)	Heritage Oaks		Dr	Cr
Interest Income
Loans	$29,448	$12,456		96	a	$42,000
Investment securities	3,993	1,761				5,754
Other	216	39				255

Total interest income	33,657	14,256				48,009
Interest Expense
Interest on deposits	2,101	489		28	b	2,562
Other borrowings	717	247	39	9	c, d	994

Total interest expense	2,818	736				3,556

Net interest income before provision for loan losses	30,839	13,520				44,453
Provision for loan losses	—	310				310

Net interest income after provision for loan losses	30,839	13,210				44,143
Non-Interest Income
Fees and service charges	3,330	945				4,275
Mortgage gain on sale and origination fees	2,519	—				2,519
Gain (loss) on sale of investment securities	3,935	(1,347)				2,588
Net gains on disposition of other loans held for sale	—	609				609
Gain on sale of other real estate owned	—	571				571
Other Income	1,212	911				2,123

Total non-interest income	10,996	1,689				12,685
Non-Interest Expense
Salaries and employee benefits	14,535	7,000				21,535
Equipment	1,245	627				1,872
Occupancy	2,384	1,233	40	75	e,f	3,582
Sales and marketing	438	270				708
Information technology	1,925	1,295				3,220
Foreclosed asset costs and writedowns	131	(5)				126
Regulatory	851	423				1,274
Professional services	2,082	534				2,616
Provision for mortgage loan repurchases	570	—				570
Amortization of intangible assets	300	303	324		g	927
Other expense	2,478	1,423				3,901

Total non-interest expense	26,939	13,103				40,331

Income before income tax expense	14,896	1,796				16,497
Income tax expense	5,689	45	612	75	h	6,271

Net income	9,207	1,751				10,226

Dividends and accretion on preferred stock	898	105		105	i	898

Net income available to common shareholders	$8,309	$1,646	1,015	388		$9,328

Weighted Average Shares Outstanding
Basic	25,138,410	8,418,253	8,418,253	7,541,353	j	32,679,763
Diluted	26,540,104	8,430,121	8,430,121	7,541,353	j	34,081,457
Earnings Per Common Share
Basic	$0.33	$0.20				$0.29
Diluted	$0.31	$0.20				$0.27

The accompanying notes are an integral part of these pro forma financial statements.

 Heritage Oaks Bancorp and Mission Community Bancorp Pending Merger
Pro Forma Combined Condensed Consolidated Statements of Income for the
Year Ended December 31, 2012
(unaudited)

			Pro Forma Adjustments
	Heritage Oaks	Mission Community				Pro Forma Combined
(dollar amounts in thousands except share data)			Dr	Cr
Interest Income
Loans	$39,278	$16,258		128	a	$55,664
Investment securities	6,896	2,572				9,468
Other	147	105				252

Total interest income	46,321	18,935				65,384
Interest Expense
Interest on deposits	2,988	997		37	b	3,948
Other borrowings	830	324	52	12	c,d	1,194

Total interest expense	3,818	1,321				5,142

Net interest income before provision for loan losses	42,503	17,614				60,242
Provision for loan losses	7,681	975				8,656

Net interest income after provision for loan losses	34,822	16,639				51,586
Non-Interest Income
Fees and service charges	4,350	1,122				5,472
Mortgage gain on sale and origination fees	4,263	—				4,263
Gain on sale of investment securities	2,619	1,116				3,735
Net gains on disposition of loans held for sale		955				955
Gain (Loss) on sale of other real estate owned	199	(496)				(297)
Other Income	1,117	1,114				2,231

Total non-interest income	12,548	3,811				16,359
Non-Interest Expense
Salaries and employee benefits	18,304	9,759				28,063
Equipment	1,613	748				2,361
Occupancy	3,287	1,705	54	100	e,f	4,946
Sales and marketing	690	420				1,110
Information technology	2,553	2,280				4,833
Foreclosed asset costs and writedowns	334	260				594
Regulatory	1,596	623				2,219
Professional services	3,546	1,230				4,776
Provision for mortgage loan repurchases	1,192	—				1,192
Amortization of intangible assets	342	405	432		g	1,179
Other expense	2,674	2,066				4,740

Total non-interest expense	36,131	19,496				56,013

Income before income tax expense / (benefit)	11,239	954				11,932
Income tax (Benefit)/expense	(1,798)	66	331	100	h	(1,501)

Net income	13,037	888				13,433

Dividends and accretion on preferred stock	1,470	576		576	i	1,470

Net income available to common shareholders	$11,567	$312	869	953		$11,963

Weighted Average Shares Outstanding
Basic	25,081,462	7,818,727	7,818,727	7,541,353	j	32,622,815
Diluted	26,401,870	7,818,727	7,818,727	7,541,353	j	33,943,223
Earnings Per Common Share
Basic	$0.46	$0.04				$0.37
Diluted	$0.44	$0.04				$0.35

The accompanying notes are an integral part of these pro forma financial statements.

Heritage Oaks Bancorp and Mission Community Bancorp Pending Merger
Notes to Combined Condensed Consolidated Financial Statements

  Note 1—Basis of Presentation

        The unaudited pro forma combined condensed consolidated financial information and explanatory notes show the impact on the historical balance sheet and statements of income of Heritage Oaks resulting from the pending Mission Community merger under the acquisition method of accounting as required by the Financial Accounting Standards Board ("FASB") Accounting Standard Codification Topic 805 ("ASC 805") on business combinations. Acquisition accounting requires that the assets purchased, the liabilities assumed and non-controlling interest all be reported in the acquirer's financial statements at their fair value, with any excess of purchase consideration over the net assets being reported as goodwill at the close of business on the transaction date. The unaudited pro forma combined condensed consolidated balance sheet combines the historical financial information of Heritage Oaks and Mission Community as of September 30, 2013, and assumes that the merger was completed on that date. The unaudited pro forma combined condensed consolidated statements of income for the nine months ended September 30, 2013 and for the year ended December 31, 2012 give effect to the pending Heritage Oaks and Mission Community merger as if the transaction had been completed on January 1, 2012.

        Since the transaction is being recorded using the acquisition method of accounting, all loans are recorded at fair value, including adjustments for credit quality, and no allowance for credit losses is carried over to Heritage Oaks' balance sheet. In addition, certain nonrecurring costs associated with the pending mergers such as potential severance, professional fees, legal fees and conversion-related expenditures are expensed as incurred and not reflected in the unaudited pro forma combined condensed consolidated statement of income.

        While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for loan losses and the allowance for loan losses, for purposes of the unaudited pro forma consolidated statement of income for the nine months ended September 30, 2013, and for the year ended December 31, 2012, Heritage Oaks assumed no adjustments to the historical amount of Mission Community's provision for loan losses.

  Note 2—Accounting Policies and Financial Statement Classifications

        The accounting policies of Mission Community are in the process of being reviewed in detail by Heritage Oaks. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined.

  Note 3—Merger and Acquisition Integration Costs

        In connection with the Mission Community merger, the plan to integrate the operations of Mission Community is still being developed. The specific details of the plan to integrate the operations of Heritage Oaks and Mission Community will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment and service contracts to determine where Heritage Oaks may take advantage of redundancies. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers, selling or otherwise disposing of certain premises, furniture and equipment, and re-assessing a possible deferred tax asset valuation allowance from a potential change in control for tax purposes. Heritage Oaks also expects to incur merger-related costs including professional fees, legal fees, system conversion costs and costs related to communications with customers and others. To the extent there are costs associated with these actions, the cost will be recorded based on the nature of the cost and the timing of these integration actions.

        No such costs were considered in the accompanying unaudited pro forma consolidated statements of income.

  Note 4—Estimated Annual Cost Savings or Revenue Opportunities

        While Heritage Oaks expects to realize cost savings from the pending Mission Community merger, the pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. Further, there can be no assurance the cost savings will be achieved in the amount, manner or timing currently contemplated.

  Note 5—Pro Forma Adjustments to Combined Condensed Consolidated Balance Sheet

        The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed consolidated balance sheet. All adjustments are based on current assumptions and valuations, which are subject to change. All numbers are in thousands except percentages and share data:

Dr/(Cr)
a) Adjustment for cash and cash equivalents
Payment for cash consideration of $8.0 million to Mission Community shareholders	$(8,000)
b) Adjustment to Loans
To reflect estimated fair value at September 30, 2013, calculated as a net 1.85% discount to the Mission Community's loan balance. The adjustment to loans is related to credit, interest rate and other factors in the acquired loan portfolio. During Heritage Oaks' due diligence on Mission Community, Heritage Oaks performed a valuation analysis across loan types and the valuation applied traditional valuation methodologies to arrive at the fair value adjustment for the purpose of these pro formas.	$(5,048)
c) Adjustment to allowance for loan losses
Since the acquired Mission Community loans are carried at fair value at the acquisition date, there is no carryover of the of the seller's allowance for loan losses.	$4,397
d) Adjustment to premises and equipment, net
As part of the due diligence, Heritage Oaks had reviews and appraisals completed on Mission Community's premises and equipment. The fair market value of buildings was increased $1,613.	$1,613
e) Adjustment to deferred tax assets, net
To reflect the net deferred tax asset, net created in the merger	$5,839

Calculated as follows:
Adjustment to loans, net	$(651)
Adjustment to other real estate owned	$(215)
Adjustment to other liabilities for uncommitted funds on loans	$(332)
Adjustment to property, premises and equipment	$1,613
Adjustment to identifiable intangibles	$3,022
Adjustment to subordinated debentures	$1,092
Adjustment to deposits	$(74)
Adjustment to borrowings	$(58)
Adjustment to other liabilities for unfavorable lease	$(1,095)

Subtotal for fair value adjustments	$3,302

Calculated deferred tax liability at Heritage Oaks' estimated marginal tax rate of 41.15%	$(1,359)

Dr/(Cr)
Reversal of Mission Community's deferred tax assets valuation allowance of $8,998 less discount of $1,800 for the portion for which it is not more likely than not to be utilized.	$7,198

$5,839

f) Calculation of Pro Forma Goodwill for Mission Community merger

Represents the recognition of goodwill resulting from the difference between the net fair value of the acquired assets and assumed liabilities and the value of the consideration paid to Mission Community shareholders. The excess of the value of the consideration paid over the fair value of net assets acquired will be recorded as goodwill and can be summarized as follows:

September 30, 2013
Heritage Oaks shares to be issued to Mission Community shareholders	7,541,353

Value of stock consideration paid to Mission Community shareholders, based on the value of Heritage Oaks stock of $6.40, the closing price on September 30, 2013.	$48,265
Cash consideration to Mission Community shareholders, warrant and option holders	$8,000

Total pro forma consideration paid	$56,265

Note: The actual value of the Heritage Oaks common stock at the completion of the merger could be different and have an equal and offsetting impact to equity and goodwill
Carrying value of Mission Community's net assets attributable to common shareholders at September 30, 2013	$38,346
Fair value adjustments:
Loans, net	$(651)
Property, premises and equipment	$1,613
Core deposit intangible	$3,022
Other real estate owned	$(215)
Deposits	$(74)
Borrowings	$(58)
Junior subordinated debentures	$1,092
Other liabilities for unfavorable lease and unfunded loans	$(1,427)
Deferred tax assets, net	$5,839

Total fair value adjustments	$9,141
Fair value of net assets acquired on September 30, 2013	$47,487

Excess of consideration paid over fair value of net assets acquired—(Goodwill)	$8,778

g) Adjustment to core deposit intangible

To record the estimated fair value of acquired identifiable intangible assets, calculated as approximately 1.9% of Mission Community's core deposits. Core deposits were identified as the demand, savings, and money market accounts. A core deposit valuation was performed based on industry standard runoff methodology. The total core deposit intangible was calculated as $5,483, which resulted in an adjustment of $3,022 over the core deposit already reported by Mission Community. The acquired core deposit intangible will be amortized over 7 years using a straight line method. The estimated 7 year life was validated through review of the core deposit intangible lives utilized by our industry peers.

$3,022

Dr/(Cr)
h) Adjustment to other real estate owned
Other real estate owned was discounted by 25% of Mission Community's book value based on Heritage Oaks experience with recent OREO sales.	$(215)
i) Adjustment to time deposits
To reflect the estimated fair value at September 30, 2013, based on current market rates for similar products, the valuation calculated a .07% premium. This adjustment will be accreted into income over the weighted average lives of the time deposits.	$(74)
j) Adjustment to borrowings
To reflect the estimated fair value at September 30, 2013, based on current market rates for similar products, the valuation calculated a 1.0% premium. This adjustment will be accreted into income over the weighted average lives of the borrowings.	$(58)
k) Adjustment to subordinated debentures
To reflect the estimated fair value at September 30, 2013, based on current market rates for similar products, the valuation calculated a 42.5% discount from the face value of the debentures. This adjustment will be accreted into income as additional interest expense over the weighted average lives of the debentures.	$1,092
l) Adjustment to other liabilities
To record the fair value of an unfavorable lease based on the present value of market rental rates of comparable office properties.	$(1,095)
To record the fair value of unfunded loan commitments based on discounted cash flow valuation	(332)

$(1,427)

m) Adjustment to equity
To eliminate Mission Community's common equity	$38,346
To reflect the issuance of Heritage Oaks' stock to Mission Community shareholders based on the value of Heritage Oaks' stock on September 30, 2013, of $6.40.	$(48,265)

$(9,919)
Note: The actual value of the Heritage Oaks common stock at the completion of the merger could be different and have an equal and offsetting impact to equity and goodwill

  Note 6—Pro Forma Adjustments to Combined Condensed Consolidated Statement of Income for the Nine Months Ended September 30, 2013

Dr/(Cr)
a) Adjustment to Loans interest income
To reflect accretion of the loan discount resulting from the loan fair value pro forma adjustment based on weighted average remaining life of five years. This adjustment will be accreted into income over the weighted average lives of the loans on a straight line basis. $11 is assumed to be non-accretable based on the acquisition of the credit impaired loans.	$(96)
b) Adjustment to deposit interest expense
To reflect amortization of deposit premium resulting from the deposit fair value pro forma adjustment based on weighted average life of time deposits being two years.	$(28)

Dr/(Cr)
c) Adjustment to borrowings interest expense
To reflect amortization of a borrowings premium resulting from the borrowings fair value pro forma adjustment based on weighted average life of borrowings being five years.	$(9)
d) Adjustment to subordinated debentures interest expense
To reflect amortization of the subordinated debentures discount resulting from the subordinated debentures fair value pro forma adjustment based on a weighted average life of twenty-one years.	$39
e) Adjustment to rent expense due to unfavorable lease
To reflect amortization of unfavorable lease over remaining term of the lease, 11 years.	$(75)
F) Adjustment to depreciation expense due on property, premises and equipment
To reflect depreciation expense on increased fair value of buildings over 30 years	$40
g) Adjustment to amortization of intangibles
To reflect amortization of acquired intangible assets based on amortization period of 7 years and using the straight line method of amortization based on Heritage Oaks policy.	$324
h) Adjustment to income tax provision
To reflect the income tax effect of pro forma adjustments at Heritage Oak's effective tax rate.	$(75)
To reflect the tax expense for the period as if the deferred tax valuation allowance had been reversed as of January 1, 2012.	612

$537

i) Reflects the elimination of Mission Community's preferred stock dividend.	$(105)
j) Adjustment to weighted average number of common shares and diluted common shares
Shares issued by Heritage Oaks to Mission Community Shareholders	7,541,353
Removal of Mission Community weighted average number of common shares	(8,418,253)

Adjustment to weighted average number of common shares	(876,900)
Shares issued by Heritage Oaks to Mission Community Shareholders	7,541,353
Removal of Mission Community weighted average number of diluted common shares	(8,430,121)

Adjustment to weighted average number of diluted common shares	(888,768)

  Note 7—Pro Forma Adjustments to Combined Condensed Consolidated Statement of Income for the Year Ended December 31, 2012

Dr/(Cr)
a) Adjustment to Loans interest income
To reflect accretion of the loan discount resulting from the loan fair value pro forma adjustment based on weighted average remaining life of five years. This adjustment will be accreted into income over the weighted average lives of the loans on a straight line basis. $11 is assumed to be non accretable based on the acquisition of the credit impaired loans.	$(128)
b) Adjustment to deposit interest expense
To reflect amortization of deposit premium resulting from the deposit fair value pro forma adjustment based on weighted average life of time deposits being two years.	$(37)

Dr/(Cr)
c) Adjustment to borrowings interest expense
To reflect amortization of a borrowings premium resulting from the borrowings fair value pro forma adjustment based on weighted average life of borrowings being five years.	$(12)
d) Adjustment to subordinated debentures interest expense
To reflect amortization of the subordinated debentures discount resulting from the subordinated debentures fair value pro forma adjustment based on a weighted average life of twenty-one years.	$52
e) Adjustment to rent expense due to unfavorable lease
To reflect amortization of unfavorable lease over remaining term of the lease, 11 years.	$(100)
f) Adjustment to depreciation expense due on property, premises and equipment
To reflect depreciation expense on increased fair value of buildings over 30 years	$54
g) Adjustment to amortization of intangibles
To reflect amortization of acquired intangible assets based on amortization period of 7 years and using the straight line method of amortization based on Heritage Oaks policy.	$432
h) Adjustment to income tax provision
To reflect the income tax effect of pro forma adjustments at Heritage Oaks' effective tax rate	$(100)
To reflect the tax expense for the period as if the deferred tax valuation allowance had been reversed as of January 1, 2012	331

$231

i) Reflects the elimination of Mission Community's preferred stock dividend.	$(576)
j) Adjustment to weighted average number of common shares and diluted common shares
Shares issued by Heritage Oaks to Mission Community Shareholders	7,541,353
Removal of Mission Community weighted average number of common shares	(7,818,727)

Adjustment to weighted average number of common shares	(277,374)
Shares issued by Heritage Oaks to Mission Community Shareholders	7,541,353
Removal of Mission Community weighted average number of diluted common shares	(7,818,727)

Adjustment to weighted average number of diluted common shares	(277,374)

 UNAUDITED COMPARATIVE PER COMMON SHARE DATA

        The following table shows per common share data regarding basic and diluted earnings, cash dividends, and book value for (a) Heritage Oaks and Mission Community on a historical basis, (b) Heritage Oaks on a pro forma combined basis, and (c) Mission Community on a pro forma equivalent basis. The pro forma basic and diluted earnings per share information were computed as if the merger had been completed on January 1, 2012. The pro forma book value per share information was computed as if the merger had been completed on the dates presented.

        The following pro forma information has been derived from and should be read in conjunction with Heritage Oaks' and Mission Community's audited consolidated financial statements as of and for the year ended December 31, 2012, and their respective unaudited consolidated financial statements as of and for the nine months ended September 30, 2013, included in, or incorporated by reference in, this proxy statement/ prospectus/ consent solicitation. This information is presented for illustrative purposes only. You should not rely on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below is based on and should be read together with the historical financial information that Heritage Oaks has presented in its prior filings with the SEC, and that Mission Community has included in Appendix E and Appendix F to this proxy statement/prospectus/consent solicitation. See the section entitled "WHERE YOU CAN FIND MORE INFORMATION" beginning on page (i).

	Historical			Per Mission Community Equivalent Shares(1)
	Heritage Oaks	Mission Community	Pro Forma Combined
Net Income per share for the year ended December 31, 2012
Basic	$0.46	$0.04	$0.37	$0.32
Diluted	$0.44	$0.04	$0.35	$0.30
Net Income per share for the nine months ended September 30, 2013
Basic	$0.33	$0.20	$0.29	$0.25
Diluted	$0.31	$0.20	$0.27	$0.24
Cash dividends
For the year ended December 31, 2012	$—	$—	$—	$—
For the nine months ended September 30, 2013	$—	$—	$—	$—
Book value per share
As of December 31, 2012	$4.78	$4.57	$5.17	$4.45
As of September 30, 2013	$4.78	$4.38	$5.16	$4.44

(1)
Per Mission Community equivalent pro forma is calculated by multiplying pro forma combined by the share conversion ratio of .8614 as of September 30, 2013 and December 31, 2012.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This document, including information included or incorporated by reference in this document, contains certain forward-looking information about Heritage Oaks, Mission Community and the combined company after the close of the merger that is intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. In some cases, you can identify forward-looking statements by words such as "may," "hope," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," "continue," "could," "future" or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other "forward-looking" information about Heritage Oaks, Mission Community and the combined company. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Heritage Oaks, Mission Community and the combined company. Forward-looking statements speak only as of the date they are made. Heritage Oaks and Mission Community assume no duty to update such statements.

        In addition to factors previously disclosed in Heritage Oaks' and Mission Community's reports filed with the SEC and those identified elsewhere in this filing (including the section entitled "RISK FACTORS" beginning on page 36, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:

  •
  ability to obtain regulatory approvals and meet other closing conditions to the merger, including approvals by Heritage Oaks and Mission Community shareholders, on the expected terms and schedule;

  •
  delay in closing the merger;

  •
  difficulties and delays in integrating the Heritage Oaks and Mission Community businesses or fully realizing cost savings and other benefits;

  •
  business disruption following the merger;

  •
  changes in asset quality and credit risk;

  •
  inability to sustain revenue and earnings growth;

  •
  changes in interest rates and capital markets;

  •
  inflation;

  •
  diversion of management's attention from ongoing business operations and opportunities;

  •
  customer acceptance of Heritage Oaks and Mission Community's products and services;

  •
  customer borrowing, repayment, investment and deposit practices;

  •
  the introduction, withdrawal, success and timing of business initiatives;

  •
  competitive conditions;

  •
  economic conditions;

  •
  the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve, the Department of Business Oversight and the FDIC, and legislative and regulatory actions and reforms;

  •
  the outcome of any legal proceedings that may be instituted against Heritage Oaks or Mission Community;

  •
  liquidity risk affecting Heritage Oaks' and Mission Community's ability to meet their respective obligations when they come due;

  •
  price risk focusing on changes in market factors that may affect the value of traded instruments in "mark-to-market" portfolios;

  •
  greater than expected noninterest expenses;

  •
  excessive loan losses; and

  •
  other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

RISK FACTORS

        In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus/consent solicitation, including the matters addressed under the section "Cautionary Statement Regarding Forward-Looking Statements," you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus/consent solicitation. In addition, you should read and consider the risks associated with the business of Heritage Oaks because these risks will relate to the combined company. Descriptions of some of these risks can be found in the Annual Report on Form 10-K filed by Heritage Oaks for the year ended December 31, 2012, as updated by other reports filed with the SEC, which are incorporated by reference into this proxy statement/prospectus/consent solicitation. You should also consider the other information in this proxy statement/prospectus/consent solicitation and the other documents incorporated by reference into this proxy statement/prospectus/consent solicitation. See "Where You Can Find More Information" beginning on page (i) and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" beginning on page 178.

Because the market price of Heritage Oaks common stock and the number of outstanding shares of Mission Community common stock will fluctuate, Mission Community shareholders cannot be certain of the market value of the merger consideration they will receive.

        If the merger is completed, each holder of Mission Community common stock outstanding immediately prior to the completion of the merger will receive for each share of Mission Community common stock held, approximately (i) 0.8614 shares of common stock of Heritage Oaks and (ii) $0.19 in cash. The market value of the merger consideration on the date the merger is completed may differ from the market value of the merger consideration on the date Heritage Oaks announced the merger, on the date that this proxy statement/prospectus/consent solicitation was mailed to Heritage Oaks and Mission Community shareholders, on the date of the special meeting of the Heritage Oaks shareholders, and on the date Mission Community shareholders deliver their written consent. In addition, the number of shares of Mission Community common stock outstanding may differ on those dates. Any change in the market price of Heritage Oaks common stock or in the number of outstanding shares of Mission Community common stock prior to the completion of the merger will affect the market value of the Heritage Oaks common stock that Mission Community shareholders will receive upon completion of the merger. Stock price changes may result from a variety of factors that are beyond the control of Heritage Oaks and Mission Community, including but not limited to general market and economic conditions, changes in our respective businesses, operations and prospects and regulatory considerations. Shares outstanding can change for a variety of factors, including when warrant holders exercise warrants for common stock. Unexercised warrants will entitle warrant holders to fixed consideration as described herein. Therefore, at the time Mission Community shareholders execute and deliver their written consents, they will not know the precise market value of the stock consideration they will receive at the effective time of the merger. You should obtain current market quotations for shares of Heritage Oaks common stock.

The results of operations of Heritage Oaks after the merger may be affected by factors different from those currently affecting the results of operations of Heritage Oaks and Mission Community.

        The businesses of Heritage Oaks and Mission Community differ in certain respects and, accordingly, the results of operations of the combined company and the market price of the combined company's common stock may be affected by factors different from those currently affecting the independent results of operations of Heritage Oaks and Mission Community. For a discussion of the business of Heritage Oaks and certain factors to be considered in connection with Heritage Oaks' business, see "Information Concerning Heritage Oaks" and the documents incorporated by reference in this document and referred to under "Where You Can Find More Information". For a discussion of the business of Mission Community and certain factors to be considered in connection with Mission Community's business, see "Information About Mission Community" and the other information herein relating to Mission Community.

Heritage Oaks may fail to realize the anticipated benefits of the merger.

        The success of the merger will depend on, among other things, Heritage Oaks' ability to combine the businesses of Heritage Oaks and Mission Community. If Heritage Oaks is not able to successfully achieve this objective, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

        Heritage Oaks and Mission Community have operated and, until the consummation of the merger, will continue to operate independently. It is possible that the integration process or other factors could result in the loss or departure of key employees, the disruption of the ongoing business of Heritage Oaks or inconsistencies in standards, controls, procedures and policies. The success of the merger, including anticipated cost savings, will depend, in part, on our ability to successfully combine the businesses of Heritage Oaks and Mission Community. If Heritage Oaks experiences difficulties with the integration process, the anticipated benefits of these combinations may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Mission Community or Heritage Oaks to lose customers or cause customers to remove their accounts from Mission Community or Heritage Oaks and move their business to competing financial institutions. Integration efforts between the companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Heritage Oaks and Mission Community during this transition period and on Heritage Oaks for an undetermined period after completion of the merger. In addition, the actual cost savings of the merger could be less than anticipated.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

        Before the transactions contemplated in the merger agreement, including the merger and the bank merger, may be completed, various approvals must be obtained from the bank regulatory and other governmental authorities. These governmental entities may impose conditions on the granting of such approvals. Such conditions and the process of obtaining regulatory approvals could have the effect of delaying completion of the merger or of imposing additional costs or limitations on Heritage Oaks following the merger. The regulatory approvals may not be received at any time, may not be received in a timely fashion, and may contain conditions on the completion of the merger that are not anticipated or cannot be met. Although Heritage Oaks and Mission Community do not currently expect that any such material conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger.

The treatment of Carpenter and its affiliates by the Federal Reserve as a bank holding company which will control Heritage Oaks and indirectly Heritage Oaks Bank after the merger could adversely impact the operations of Heritage Oaks or restrict its growth.

        The Carpenter Community BancFunds and Carpenter Fund Manager GP, LLC will become the largest shareholder of Heritage Oaks following the merger and will be considered to control Heritage Oaks and indirectly Heritage Oaks Bank under the Bank Holding Company Act. Carpenter is a bank holding company which controls other depository institutions, is subject to minimum capital requirements and supervision and regulation by the Federal Reserve, and is required to serve as a source of financial and managerial strength and commit resources as may be necessary to support each bank it controls. Were Carpenter to fail to meet these obligations, the operations and expansion of Heritage Oaks could be restricted by the Federal Reserve.

The merger agreement limits Mission Community's ability to pursue an alternative transaction and requires Mission Community to pay a termination fee of $2,500,000 under certain circumstances relating to alternative acquisition proposals.

        The merger agreement prohibits Mission Community from soliciting, initiating, encouraging or knowingly facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the merger agreement. See "The Merger Agreement—No Solicitation" on page 101 in this proxy statement/prospectus/consent solicitation. The merger agreement also provides for the payment by Mission Community to Heritage Oaks of a termination fee of $2,500,000 in the event that the merger agreement is terminated in certain circumstances, involving, among others, certain changes in the recommendation of Mission Community's board of directors, a failure of Mission Community's shareholders to approve the merger agreement or the termination of the merger agreement in certain circumstances followed by an acquisition of Mission Community by a third party. These provisions may discourage a potential competing acquirer that might have an interest in acquiring Mission Community from considering or proposing such an acquisition. See "The Merger Agreement—Termination; Termination Fee" on page 103 in this proxy statement/prospectus/consent solicitation.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed.

        The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions, among others, include: approvals by Heritage Oaks and Mission Community shareholders, receipt of requisite regulatory approvals and no imposition of any materially burdensome regulatory conditions, effectiveness of the registration statement of which this document is a part, approval of the shares of Heritage Oaks common stock to be issued to Mission Community shareholders for listing on the NASDAQ Capital Market, the continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements, and the receipt by both parties of legal opinions from their respective tax counsels. These conditions to the closing of the merger may not be fulfilled and, accordingly, the merger may not be completed. In addition, if the merger is not completed by July 31, 2014, either Heritage Oaks or Mission Community may choose not to proceed with the merger, and the parties can mutually decide to terminate the merger agreement at any time, before or after shareholder approval. In addition, Heritage Oaks and Mission Community may elect to terminate the merger agreement in certain other circumstances.

        If the merger agreement is terminated, there may be various consequences. For example, Heritage Oaks' and Mission Community's businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger, or the market price of Heritage Oaks and/or Mission Community common stock could decline to the extent that the current market price reflects a market assumption that the merger will be completed. If the merger agreement is terminated and Mission Community's board of directors seeks another merger or business combination, Mission Community shareholders cannot be certain that Mission Community will be able to find a party willing to pay the equivalent or greater consideration than that which Heritage Oaks has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, including certain changes in the recommendation of Mission Community's board of directors, a failure of Mission Community's shareholders to approve the merger agreement or the termination of the merger agreement in certain circumstances followed by an acquisition of Mission Community by a third party, Mission Community may be required to pay Heritage Oaks a termination fee of $2,500,000. These and other provisions in the merger agreement may discourage a third party from submitting an acquisition proposal to Mission Community that might result in a greater value for Mission Community's shareholders than the merger.

Heritage Oaks and Mission Community will be subject to business uncertainties and contractual restrictions while the merger is pending.

        Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Heritage Oaks and Mission Community. These uncertainties may impair Heritage Oaks' and Mission Community's ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Heritage Oaks or Mission Community to seek to change existing business relationships with Heritage Oaks or Mission Community. Retention of certain employees of Mission Community may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the business, Heritage Oaks' business following the merger could be negatively impacted. In addition, the merger agreement restricts Mission Community from taking certain specified actions until the merger occurs without the consent of Heritage Oaks. These restrictions may prevent Mission Community from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled "THE MERGER AGREEMENT—Covenants and Agreements" beginning on page 97 for a description of the restrictive covenants applicable to Mission Community.

The fairness opinions that Heritage Oaks and Mission Community have obtained from Sandler O'Neill and Davidson, respectively, have not been, and are not expected to be, updated to reflect any changes in circumstances that may have occurred since the signing of the merger agreement.

        The fairness opinions issued to Heritage Oaks and Mission Community by Sandler O'Neill and Davidson, which are Heritage Oaks' and Mission Community's respective financial advisors, regarding the fairness, from a financial point of view, of the consideration to be paid in connection with the merger, speak only as of October 21, 2013. Changes in the operations and prospects of Heritage Oaks or Mission Community, general market and economic conditions and other factors which may be beyond the control of Heritage Oaks and Mission Community, and on which the fairness opinions were based, may have altered the value of Heritage Oaks or Mission Community or the market prices of shares of Heritage Oaks or Mission Community as of the date of this document, or may alter such values and market prices by the time the merger is completed. Sandler O'Neill and Davidson do not have any obligation to update, revise or reaffirm their respective opinions to reflect subsequent developments, and have not done so. Because Heritage Oaks and Mission Community do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. Mission Community's board of directors' recommendation that Mission Community shareholders "CONSENT TO" the approval of the merger agreement, however, is made as of the date of this document. For a description of the opinions that Heritage Oaks and Mission Community received from their respective financial advisors, please refer to the sections entitled "THE MERGER—Opinion of Sandler O'Neill (Financial Advisor to Heritage Oaks)" on page 63, and "THE MERGER—Opinion of D.A. Davidson (Financial Advisor to Mission Community)" on page 76.

Mission Community directors and officers may have interests in the merger different from the interests of other Mission Community shareholders.

        The interests of some of the directors and executive officers of Mission Community may be different from those of other Mission Community shareholders, and directors and officers of Mission Community may be participants in arrangements that are different from, or are in addition to, those of other Mission Community shareholders. These interests are described in more detail under the section entitled "THE MERGER—Financial Interests of Directors and Officers of Mission Community in the Merger" beginning on page 88. In addition, each of Mission Community's executive officers hold options to purchase the common stock of Mission Community, and certain of the directors of Mission Community hold warrants to purchase the common stock of Mission Community, the treatment of which is described below under "THE MERGER—Terms of the Merger" beginning on page 51.

The unaudited pro forma financial data for Heritage Oaks and Mission Community included in this proxy statement/prospectus/consent solicitation are estimates, and Heritage Oaks' actual financial position and operations after the completion of the merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus/consent solicitation.

        The unaudited pro forma financial data for Heritage Oaks and Mission Community in this proxy statement/prospectus/consent solicitation are presented for illustrative purposes only and are not necessarily indicative of what Heritage Oaks' actual financial position or operations would have been had the merger been completed on the dates indicated. For more information, see "Unaudited Pro Forma Combined Condensed Consolidated Financial Information" on page 23.

Shares of Heritage Oaks common stock to be received by Mission Community shareholders as a result of the merger will have rights different from the shares of Mission Community common stock.

        Upon completion of the merger, the rights of former Mission Community shareholders who receive Heritage Oaks common stock in the merger and thereby become Heritage Oaks shareholders will be governed by the certificate of incorporation and bylaws of Heritage Oaks. The rights associated with Mission Community common stock are different from the rights associated with Heritage Oaks common stock. See "Comparison of Rights of Holders of Heritage Oaks and Mission Community Common Stock" for a discussion of the different rights associated with Heritage Oaks common stock.

The combined company expects to incur substantial expenses related to the merger.

        The combined company expects to incur substantial expenses in connection with consummation of the merger and combining the business, operations, networks, systems, technologies, policies and procedures of the two companies. Although Heritage Oaks and Mission Community have assumed that a certain level of transaction and combination expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their combination expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. Due to these factors, the transaction and combination expenses associated with the merger could, particularly in the near term, exceed the savings that the combined company expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the combination of the businesses following the consummation of the merger. As a result of these expenses, both Heritage Oaks and Mission Community expect to take charges against their earnings before the completion of the merger and Heritage Oaks expects to take additional charges after completion of the merger.

Risk Factors Relating to Heritage Oaks and Heritage Oaks' Business

        Heritage Oaks is, and will continue to be, subject to the risks described in Heritage Oaks' Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus/ consent solicitation. See "Incorporation of Certain Documents by Reference" on page 178 and "Where You Can Find More Information" on page (i) included elsewhere in this proxy statement/prospectus/consent solicitation.

HERITAGE OAKS SPECIAL MEETING OF SHAREHOLDERS

Date, Time and Place

        The special meeting of Heritage Oaks shareholders will be held at 400 S. River Rd., Paso Robles, CA 93446 at 5:30 p.m., Pacific Standard Time, on February 19, 2014. On or about January 15, 2014, Heritage Oaks commenced mailing this document and the enclosed form of proxy to its shareholders entitled to vote at the Heritage Oaks special meeting.

Purpose of Heritage Oaks Special Meeting

        At the Heritage Oaks special meeting, Heritage Oaks shareholders will be asked to:

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  approve the merger and the issuance of Heritage Oaks common stock pursuant to the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus/consent solicitation; and

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  approve an adjournment of the Heritage Oaks special meeting of shareholders, if necessary, to solicit additional proxies if there are not sufficient votes in favor the merger and the issuance of stock pursuant to the merger agreement.

Recommendation of the Heritage Oaks Board of Directors

        The Heritage Oaks board of directors unanimously recommends that you vote "FOR" Proposal No. 1 to approve the merger and the issuance of Heritage Oaks common stock pursuant to the merger agreement and "FOR" Proposal No. 2 to adjourn the Heritage Oaks special meeting, if necessary, if a quorum is present, to solicit additional proxies to vote in favor of Proposal No. 1. Please see the section entitled "THE MERGER—Recommendation of the Heritage Oaks Board of Directors and Reasons for the Merger" beginning on page 59.

Heritage Oaks Record Date and Quorum

        The Heritage Oaks board of directors has fixed the close of business on December 31, 2013 as the record date for determining the holders of Heritage Oaks common stock entitled to receive notice of and to vote at the Heritage Oaks special meeting.

        As of the Heritage Oaks record date, there were 25,397,780 shares of Heritage Oaks common stock outstanding and entitled to vote at the Heritage Oaks special meeting held by approximately 911 holders of record. Each share of Heritage Oaks common stock entitles the holder to one vote at the Heritage Oaks special meeting on each proposal to be considered at the Heritage Oaks special meeting.

        The representation (in person or by proxy) of holders of at least a majority of the votes entitled to be cast on the matters to be voted on at the Heritage Oaks special meeting constitutes a quorum for transacting business at the Heritage Oaks special meeting. All shares of Heritage Oaks common stock, whether present in person or represented by proxy, including abstentions and broker non-votes, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Heritage Oaks special meeting.

        As of the record date, directors and executive officers of Heritage Oaks owned and were entitled to vote 4,646,774 shares of Heritage Oaks common stock, representing approximately 18.29% of the shares of Heritage Oaks common stock outstanding on that date. Heritage Oaks currently expects that Heritage Oaks' directors and executive officers will vote their shares to approve the merger and the issuance of Heritage Oaks common stock pursuant to the merger agreement, and the adjournment proposal. Certain shareholders of Heritage Oaks have agreed to vote in favor of the transaction, including Patriot Financial Partners 14.7% and Castle Creek Capital Partners 9.8%. All current directors and senior executive officers of Heritage Oaks have also signed agreements to vote in favor of and support the transaction. As of the record date, Mission Community beneficially held no shares of Heritage Oaks common stock.

Required Vote to Approve the Merger and the Issuance of Common Stock

        The affirmative vote of the holders of a majority of the voting shares of Heritage Oaks common stock casting votes in person or by proxy at the Heritage Oaks special meeting is required to approve the merger and the issuance of shares of Heritage Oaks common stock pursuant to the merger agreement.

Treatment of Abstentions; Failure to Vote

        For purposes of the Heritage Oaks special meeting, an abstention occurs when a Heritage Oaks shareholder attends the Heritage Oaks special meeting, either in person or by proxy, but abstains from voting.

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  For Proposal No. 1 to approve the merger and the issuance of shares of Heritage Oaks common stock pursuant to the merger agreement, an abstention or a failure to vote will have the same effect as a vote cast "AGAINST" this proposal.

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  For Proposal No. 2 to approve the adjournment of the Heritage Oaks special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor the merger and the issuance of stock pursuant to the merger agreement, an abstention or a failure to vote will have the same effect as a vote cast "AGAINST" this proposal.

Voting on Proxies; Incomplete Proxies

        Giving a proxy means that a Heritage Oaks shareholder authorizes the persons named in the enclosed proxy card to vote its shares at the Heritage Oaks special meeting in the manner it directs. A Heritage Oaks shareholder may vote by proxy or in person at the Heritage Oaks special meeting. If you hold your shares of Heritage Oaks common stock in your name as a shareholder of record, to submit a proxy you, as a Heritage Oaks shareholder, may use one of the following methods:

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  By telephone: Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week. Have your proxy card handy when you call. You will be prompted to enter your control number(s), which is located on your proxy card, and then follow the directions given.

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  Through the Internet: Use the Internet to vote your proxy 24 hours a day, 7 days a week. Have your proxy card handy when you access the website. You will be prompted to enter your control number(s), which is located on your proxy card, to create and submit an electronic ballot.

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  By mail: Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

        Heritage Oaks requests that Heritage Oaks shareholders vote by telephone, over the Internet or by completing and signing the accompanying proxy and returning it to Heritage Oaks as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Heritage Oaks stock represented by it will be voted at the Heritage Oaks special meeting in accordance with the instructions contained on the proxy card.

        If any proxy is returned without indication as to how to vote, the shares of Heritage Oaks common stock represented by the proxy will be voted as recommended by the Heritage Oaks board of directors. Unless a Heritage Oaks shareholder checks the box on its proxy card to withhold discretionary authority, the proxyholders may use their discretion to vote on any other matters voted upon at the Heritage Oaks special meeting.

        If a Heritage Oaks shareholder's shares are held in "street name" by a broker, bank or other nominee, the shareholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

        Every Heritage Oaks shareholder's vote is important. Accordingly, each Heritage Oaks shareholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the Heritage Oaks shareholder plans to attend the Heritage Oaks special meeting in person.

 Shares Held in Street Name

        If you are a Heritage Oaks shareholder and your shares are held in "street name" through a bank, broker or other holder of record, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in "street name" by returning a proxy card directly to Heritage Oaks or by voting in person at the Heritage Oaks special meeting unless you provide a "legal proxy," which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Heritage Oaks common stock on behalf of their customers may not give a proxy to Heritage Oaks to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these matters. Therefore, if you are a Heritage Oaks shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

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  your broker, bank or other nominee may not vote your shares on Proposal No. 1 to approve the merger and the issuance of shares of Heritage Oaks common stock in the merger, which broker non-votes will have the same effect as a vote "AGAINST" this Proposal No. 1; and

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  your broker, bank or other nominee may not vote your shares on Proposal No. 2 to approve the adjournment of the Heritage Oaks special meeting, if necessary, to solicit additional proxies, which broker non-votes will have no effect on the vote count for these proposals.

Revocability of Proxies and Changes to a Heritage Oaks Shareholder's Vote

        A Heritage Oaks shareholder has the power to change its vote at any time before its shares of Heritage Oaks common stock are voted at the Heritage Oaks special meeting by:

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  sending a notice of revocation to Heritage Oaks, Attention: Corporate Secretary, 1222 Vine St. Paso Robles, CA 93446, stating that you would like to revoke your proxy;

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  logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card;

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  sending a completed proxy card bearing a later date than your original proxy card; or

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  attending the Heritage Oaks special meeting and voting in person.

        If you choose any of the first three methods, you must take the described action no later than the beginning of the Heritage Oaks special meeting. If you choose to send a completed proxy card bearing a later date than your original proxy card or a notice of revocation, the new proxy card or notice of revocation must be received before the beginning of the Heritage Oaks special meeting. If you have instructed a bank, broker or other nominee to vote your shares of Heritage Oaks common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

 Solicitation of Proxies

        The cost of solicitation of proxies from Heritage Oaks shareholders will be borne by Heritage Oaks. Heritage Oaks will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, Heritage Oaks' directors, officers and regular employees may solicit proxies personally or by telephone without additional compensation.

Attending the Heritage Oaks Special Meeting

        All Heritage Oaks shareholders as of the record date, or their duly appointed proxies, may attend the Heritage Oaks special meeting.

        If you hold your shares of Heritage Oaks common stock in your name as a shareholder of record and you wish to attend the Heritage Oaks special meeting, please bring evidence of your stock ownership, such as your most recent account statement, to the Heritage Oaks special meeting. You must also bring valid picture identification.

        If your shares of Heritage Oaks common stock are held in "street name" in a stock brokerage account or by a bank or nominee and you wish to attend the Heritage Oaks special meeting, you need to bring a copy of a bank or brokerage statement to the Heritage Oaks special meeting reflecting your stock ownership as of the record date. You must also bring valid picture identification.

Shareholder Agreements

        Concurrently with and as a condition to Heritage Oaks' and Mission Community's entering into the merger agreement, on October 21, 2013, certain shareholders, directors and officers of Heritage Oaks, holding approximately 29% of the Heritage Oaks outstanding shares, entered into Voting and Support Agreements with Heritage Oaks and Mission Community to vote shares for approval of the merger and the merger agreement and against any competing acquisition proposals, and to refrain from selling such shares, subject to the terms of the Voting and Support Agreements. For a more detailed discussion of the Voting and Support Agreements see "The Merger Agreement—Other Agreements Related to the Merger Agreement" beginning on page 108 of this proxy statement/prospectus/consent solicitation.

 HERITAGE OAKS PROPOSALS

Proposal No. 1 to Issue Common Stock

        As discussed throughout this proxy statement/prospectus/consent solicitation, Heritage Oaks is asking its shareholders to approve the merger and the issuance of shares of Heritage Oaks common stock pursuant to the merger agreement and to adjourn the special meeting, if necessary, to solicit additional proxies to vote in favor of the merger and the issuance of the shares. Holders of Heritage Oaks common stock should read carefully this proxy statement/prospectus/consent solicitation in its entirety, including the appendices, for more detailed information concerning the proposals to be voted on at the special meeting and the terms of the merger. In particular, holders of Heritage Oaks common stock are directed to the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus/consent solicitation.

Vote Required and Heritage Oaks Board Recommendation

        The affirmative vote of a majority of the voting shares of Heritage Oaks common stock casting votes in person or by proxy at the Heritage Oaks special meeting is required to approve the merger and the issuance of shares of Heritage Oaks common stock in the merger.

        The Heritage Oaks board of directors unanimously recommends a vote "FOR" Proposal No. 1 Merger and the Issuance of Shares of Heritage Oaks Common Stock in the Merger.

 Proposal No. 2 to Adjourn Special Meeting

        The Heritage Oaks special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Heritage Oaks special meeting to approve the Proposal No. 1 to issue shares of Heritage Oaks common stock in the merger.

        If, at the Heritage Oaks special meeting, the number of shares of Heritage Oaks common stock present or represented and voting in favor of the Proposal No. 1 is insufficient to approve Proposal No. 1, Heritage Oaks intends to move to adjourn the Heritage Oaks special meeting in order to enable the Heritage Oaks board of directors to solicit additional proxies for approval of the merger. In that event, Heritage Oaks will ask its shareholders to vote only upon Proposal No. 2, and not on Proposal No. 1.

        In Proposal No. 2, Heritage Oaks is asking its shareholders to authorize the holder of any proxy solicited by the Heritage Oaks board of directors to vote in favor of granting discretionary authority to the proxy holders, to adjourn the Heritage Oaks special meeting to another time and place for the purpose of soliciting additional proxies. If the Heritage Oaks shareholders approve Proposal No. 2, Heritage Oaks could adjourn the Heritage Oaks special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Heritage Oaks shareholders who have previously voted.

        The Heritage Oaks board of directors recommends a vote "FOR" Proposal No. 2 Adjournment of Meeting if Necessary to Solicit Additional Proxies.

 Other Matters to Come Before the Heritage Oaks Special Meeting

        No other matters are intended to be brought before the Heritage Oaks special meeting by Heritage Oaks, and Heritage Oaks does not know of any matters to be brought before the Heritage Oaks special meeting by others. If, however, any other matters properly come before the Heritage Oaks special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with their best judgment on any such matter.

 SOLICITATION OF MISSION COMMUNITY WRITTEN CONSENT

Mission Community Shareholder Action by Written Consent

        The Mission Community board of directors is providing this consent solicitation and consent solicitation materials to its shareholders. Mission Community shareholders are being asked to execute and deliver the written consent furnished with this proxy statement/prospectus/consent solicitation to approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby, including the Agreement of Merger to be filed with the Secretary of State of the State of California referenced in the merger agreement. For a more detailed discussion of the merger and the merger agreement see "The Merger" and "The Merger Agreement." The merger agreement in its entirety is included in Appendix A annexed hereto.

Shares Entitled to Consent and Consent Required

        Only Mission Community shareholders of record at the close of business on January 3, 2014 will be notified of and be entitled to execute and deliver a written consent. On the record date, the outstanding securities of Mission Community eligible to consent with respect to the proposals consist of 8,770,281 shares of Mission Community common stock. On the record date, there were no outstanding shares of Mission Community preferred stock.

        Under Mission Community's Articles of Incorporation, as amended, each holder of Mission Community common stock is entitled to one vote for each share of common stock held of record.

        Approval of the merger and adoption and approval of the merger agreement and the transactions contemplated thereby requires the approval of two-thirds of the shares of Mission Community common stock outstanding on the applicable record date.

        The directors, executive officers, and certain principal shareholders of Mission Community, who were the beneficial owners of 7,778,663 shares or approximately 89% of the outstanding shares of Mission Community on the record date, solely in their capacity as Mission Community shareholders, have entered Voting and Support Agreements with Heritage Oaks to vote their shares for approval of the merger and the merger agreement. All of these directors, executive officers and principal shareholders are expected to "CONSENT TO" the approval of the merger and the merger agreement, and, accordingly, it is anticipated that the shareholders of Mission Community will approve the merger and the merger agreement.

Submission of Consents

        You may consent to the proposal to approve the merger and the merger agreement with respect to your shares by completing and signing the written consent furnished with this proxy statement/prospectus/consent solicitation and returning it to Mission Community on or before February 14, 2014, the date the Mission Community board of directors has set as the targeted final date for receipt of written consents. Mission Community reserves the right to extend the final date for receipt of written consents in the event that consents approving the merger and adopting and approving the merger agreement and the transactions contemplated thereby have not been obtained by February 14, 2014 from holders of a sufficient number of shares of Mission Community common stock to satisfy the conditions to the merger. Any such extension may be made without notice to shareholders.

        If you hold shares of Mission Community common stock as of the record date and you wish to give your written consent, you must complete the enclosed written consent, date and sign it, and promptly return it to Mission Community. Once you have completed, dated and signed the written consent, you may deliver it to Mission Community by faxing it to Mission Community at (805) 269-2041 Attention: Cindy Harrison, Vice President and Assistant Secretary, or by emailing a pdf copy of your written consent to charrison@missioncommunitybank.com, or by mailing your written consent to

Mission Community Bancorp, 3380 South Higuera Street, San Luis Obispo, California 93401, Attention: Cindy Harrison, Vice President and Assistant Secretary.

Execution of Consents; Revocation of Consents

        With respect to the proposal to approve the merger and the merger agreement for which the shares of Mission Community common stock that you hold allow you to give consent, you may execute a written consent to approve the proposal (which is equivalent to a vote for the proposal) or disapprove the proposal (which is equivalent to a vote against the proposal). If you do not return your written consent, it will have the same effect as a vote against the proposal. If you are a record holder and you return a signed written consent without indicating your decision on the proposal, you will have given your consent to approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby.

        Your consent to a proposal may be changed or revoked at any time before the consents of a sufficient number of shares to approve and adopt such proposal have been filed with Mission Community's corporate secretary. If you wish to change or revoke a previously delivered consent before that time, you may do so by delivering a notice of revocation to Mission Community's corporate secretary or by delivering a new written consent with a later date.

Solicitation of Consents; Expense

        The expense of preparing, printing and mailing these consent solicitation materials is being borne by Mission Community. Mission Community contemplates that the written consents of its shareholders will be solicited principally through the use of the mail, but officers and employees of Mission Community may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

Recommendation of the Mission Community Board of Directors

        THE MISSION COMMUNITY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MISSION COMMUNITY SHAREHOLDERS APPROVE THE MERGER AND ADOPT AND APPROVE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY BY EXECUTING AND DELIVERING THE WRITTEN CONSENT FURNISHED WITH THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION. The Mission Community board of directors believes the merger consideration to Mission Community shareholders is fair, advisable and in the best interests of Mission Community and its shareholders. The management of Mission Community and the Mission Community board of directors, after careful study and evaluation of the economic, financial, legal and other factors, also believe the merger could provide the combined company with increased opportunity for profitable expansion of its business, which in turn should benefit Mission Community shareholders who become shareholders of Heritage Oaks. See "The Merger—Recommendation of the Mission Community Board of Directors and Reasons for the Merger" on page 61 of this proxy statement/prospectus/consent solicitation.

Shareholder Agreements

        Concurrently with and as a condition to Heritage Oaks' and Mission Community's entering into the merger agreement, on October 21, 2013, certain principal shareholders, directors and officers of Mission Community, holding approximately 89% of the Mission Community outstanding shares, entered into Voting and Support Agreements with Heritage Oaks and Mission Community to vote shares for approval of the merger and the merger agreement and against any competing acquisition proposals, and to refrain from selling such shares, subject to the terms of the Voting and Support Agreements. For a more detailed discussion of the Voting and Support Agreements see "The Merger Agreement—Other Agreements Related to the Merger Agreement" beginning on page 108 of this proxy statement/prospectus/consent solicitation.

 INFORMATION ABOUT HERITAGE OAKS

        Heritage Oaks Bancorp is a bank holding company incorporated in California in 1994 and registered under the Bank Holding Company Act of 1956, as amended. As of September 30, 2013, Heritage Oaks had consolidated total assets of approximately $1,154 million total loans of approximately $777.2 million, deposits of approximately $957.0 million and shareholders' equity of approximately $125.1 million. Heritage Oaks had 233 full-time equivalent employees as of September 30, 2013.

        Heritage Oaks' principal business is to serve as the holding company for its banking subsidiary, Heritage Oaks Bank and other banking or banking-related subsidiaries, which Heritage Oaks may establish or acquire. Heritage Oaks Bank is licensed by the Department of Business Oversight (formerly Department of Financial Institutions) and commenced operation in January 1983. As a California state bank, the Bank is subject to primary supervision, examination and regulation by the Department of Business Oversight and the FDIC. Heritage Oaks Bank is also subject to certain other federal laws and regulations. The deposits of Heritage Oaks Bank are insured by the FDIC up to the applicable limits.

        Heritage Oaks is authorized to engage in a variety of banking activities with the prior approval of the Board of Governors of the Federal Reserve Board, Heritage Oaks' principal regulator. However, banking activities primarily occur at Heritage Oaks Bank. As a legal entity separate and distinct from its subsidiaries, Heritage Oaks' principal source of funds is dividends received from Heritage Oaks Bank, as well as capital and/or debt it directly raises. Legal limitations are imposed on the amount of dividends that may be paid by Heritage Oaks Bank to Heritage Oaks. See "Item 1. Business—Supervision and Regulation and Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities—Dividends" of Heritage Oaks' Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated herein by reference.

        Headquartered in Paso Robles, California, Heritage Oaks Bank is a community-oriented financial services firm that provides banking products and services to small and medium sized businesses and consumers. Products and services are offered primarily through 12 retail branches located on the Central Coast of California, in San Luis Obispo and Santa Barbara Counties and through other direct channels, including two recently opened loan production offices in Santa Barbara and Ventura Counties.

        Heritage Oaks Bank offers a variety of lending products; however, a substantial majority of its loans are real estate loans and commercial loans (including SBA and agricultural loans). As of September 30, 2013, approximately 79% of the loans of Heritage Oaks Bank were real estate loans (including loans on farmland) and approximately 17% of the loans were commercial and industrial loans (including loans to the agriculture industry). Other categories of loans at September 30, 2013 were construction loans (less than 1%), consumer loans and other loans and lease financing (approximately 6%). Heritage Oaks Bank also provides loans to small businesses under the SBA programs of the United States Government.

        Under applicable state banking laws, Heritage Oaks Bank is limited in the amount it can loan to a single borrower to no more than 15% of the bank's statutory capital base, unless the entire amount of the loan is secured by readily marketable collateral or certain real estate in which case the limit is increased to 25% of the statutory capital to a single borrower. Where a borrower's needs exceed its legal lending limit, Heritage Oaks Bank may participate the loan out to other institutions. At September 30, 2013, Heritage Oaks Bank's legal lending limit to a single borrower, and such borrower's related parties, was approximately $36 million on a secured basis and $21 million for unsecured loans.

        Heritage Oaks Bank offers a full range of deposit accounts, including non-interest bearing demand deposit accounts, interest bearing checking accounts, regular savings accounts and certificates of deposit. Other services offered by Heritage Oaks Bank include credit cards, cashier's checks, traveler's checks, a "remote capture" deposit product, internet banking, electronic bill-pay and ACH origination. Heritage Oaks Bank also has 24-hour automated teller machines at its branches which are integrated into multi-state ATM networks.

        The website for Heritage Oaks Bank is www.heritageoaksbank.com. Information on this website should not be considered part of this proxy statement/prospectus/consent solicitation. Heritage Oaks' stock is traded on the NASDAQ Capital Market under the symbol "HEOP." Additional information about Heritage Oaks and its subsidiaries may be found in the documents incorporated by reference into this proxy statement/prospectus/consent solicitation. Please also see the section entitled "WHERE YOU CAN FIND MORE INFORMATION" beginning on page (i).

 INFORMATION ABOUT MISSION COMMUNITY

        Mission Community is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and its principal business is to serve as a holding company for its wholly-owned banking subsidiary, Mission Community Bank. Mission Community Bank is authorized to engage in the general commercial banking business and its deposits are insured by the Federal Deposit Insurance Corporation up to the applicable limits of the law. At September 30, 2013, Mission Community had approximately $441.2 million in assets, $277.5 million in total loans, $388.8 million in total deposits and shareholders' equity of approximately $38.3 million. Mission Community had approximately 107 full time equivalent employees as of October 31, 2013.

        Mission Community is headquartered in San Luis Obispo, California. It was incorporated on September 22, 2000 and acquired all of the outstanding shares of Mission Community Bank in a one bank holding company reorganization effective December 15, 2000. Its address is 3380 South Higuera Street, San Luis Obispo, California 93401, and its telephone number is (805) 782-5000. Mission Community's principal source of income is earnings from Mission Community Bank.

        Mission Community Bank is a community bank engaged in the general commercial banking business. Mission Community Bank specializes in serving small to mid-sized businesses, their owners, retail customers and farmers in its market area.

        Mission Community Bank is a California state-chartered bank headquartered in San Luis Obispo, California. It is also a member of the Federal Reserve System. Mission Community Bank opened for business on December 18, 1997, and currently operates five full service locations along the Central Coast of California in the cities of San Luis Obispo, Paso Robles, Atascadero and Arroyo Grande in San Luis Obispo County, and in Santa Maria in northern Santa Barbara County. It also operates a Food and Agribusiness Loan Production Office in Oxnard, California. Its administrative offices are also located in San Luis Obispo. Its primary market area is San Luis Obispo County, northern Santa Barbara County and portions of Ventura County.

        Mission Community Bank offers a wide variety of lending products; however, a substantial majority of its loans are real estate loans and commercial loans (including SBA and agricultural loans). As of September 30, 2013, 73.3% of the loans of Mission Community Bank were real estate loans and 14.1% of the loans were commercial and industrial loans. Other categories of loans at September 30, 2013 were construction loans (4.6%), agricultural loans (4.2%), consumer loans (2.7%) and other loans and lease financing (1.1%). As a Preferred Lender in the SBA's Preferred Lender Program, Mission Community Bank specializes in providing loans to small businesses under the SBA programs of the United States Government.

        Under applicable state banking laws, Mission Community Bank is limited in the amount it can loan to a single borrower to no more than 15% of the bank's statutory capital base, unless the entire amount of the loan is secured by readily marketable collateral or certain real estate in which case the limit is increased to 25% of the statutory capital to a single borrower. Where a borrower's needs exceed its legal lending limit, Mission Community Bank may participate the loan out to other institutions. At September 30, 2013, Mission Community Bank's legal lending limit to a single borrower, and such borrower's related parties, was approximately $10.8 million on a secured basis and $6.5 million for unsecured loans.

        Mission Community Bank also offers a full range of deposit accounts, including non-interest bearing demand deposit accounts, interest bearing checking accounts, regular savings accounts and certificates of deposit. Other services offered by Mission Community Bank include credit cards, cashier's checks, traveler's checks, a "remote capture" deposit product, internet banking, electronic bill-pay and ACH origination. Mission Community Bank also has 24-hour automated teller machines at its branches which are integrated into multi-state ATM networks. Although it does not operate a trust department or provide international services, Mission Community Bank makes trust services and international services available through correspondent institutions.

        Mission Community's stock is traded in the over-the-counter markets under the symbol "MISN."

        For additional information on Mission Community, please also see the section entitled "WHERE YOU CAN FIND MORE INFORMATION" beginning on page (i).

THE MERGER

        The following is a discussion of the merger and the material terms of the merger agreement between Heritage Oaks and Mission Community. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Appendix A to this proxy statement/prospectus/consent solicitation and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This section is not intended to provide you with any factual information about Heritage Oaks or Mission Community. Such information can be found elsewhere in or incorporated by reference into this proxy statement/prospectus/consent solicitation.

 Terms of the Merger

  Effect of the Merger

        Heritage Oaks' and Mission Community's boards of directors have unanimously (other than one director of Heritage Oaks, who was absent from the meeting, but who subsequently confirmed his approval of the transaction) approved the merger agreement. The merger agreement provides for the acquisition of Mission Community by Heritage Oaks through the merger of Mission Community with and into Heritage Oaks, with Heritage Oaks continuing as the surviving corporation. Immediately following the merger, Mission Community Bank, a wholly-owned subsidiary of Mission Community, will merge with and into Heritage Oaks Bank, a bank chartered under the laws of the State of California and a wholly-owned subsidiary of Heritage Oaks. Heritage Oaks Bank will be the surviving bank following the bank merger.

        If (i) the shareholders of Heritage Oaks approve the merger and the issuance of common stock pursuant to the merger agreement at the Heritage Oaks special meeting, (ii) the Mission Community shareholders approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby by written consent, and (iii) the required regulatory approvals are obtained and the other conditions to the parties' obligations to effect the merger are met or waived by the party entitled to do so, then we anticipate that the merger will be completed in the first quarter of 2014, although delays could occur. As a result of the merger, holders of Mission Community common stock will be entitled to receive shares of Heritage Oaks common stock and cash, with cash paid in lieu of a fractional share, and will no longer be owners of Mission Community stock. As a result of the merger, certificates for Mission Community common stock will only represent the right to receive the merger consideration pursuant to the merger agreement, and otherwise will be null and void after completion of the merger.

  Merger Consideration

        In the merger, holders of shares of Mission Community's common stock, warrants and options (excluding cancelled shares and shares of Mission Community common stock held by Heritage Oaks or Mission Community, but including dissenting shares) will receive aggregate cash consideration of $8.0 million and aggregate stock consideration of 7,541,353 shares of the common stock of Heritage Oaks. Based on the Mission Community shares outstanding as of the date of execution of the merger agreement, each share of common stock of Mission Community would be exchanged for approximately (i) 0.8614 shares of the common stock of Heritage Oaks and (ii) cash consideration of approximately $0.19. Based on the closing price of Heritage Oaks common stock of $7.38 per share on January 6, 2014, the total value of the merger consideration would be $63.7 million, and the total value of the per share merger consideration would be $6.55. The actual value received by the Mission Community's shareholders on a per share basis will fluctuate based on the price of the common stock of Heritage Oaks and the number of shares of Mission Community common stock outstanding (including any shares issued for warrants that are exercised prior to the effective time of the merger).

        If all of the warrants to purchase shares of Mission Community common stock which are exercisable and which are not subject to warrant holder agreements were in fact exercised prior to the effective date of the merger, the amount of cash included in the merger consideration would increase but the number of shares of Mission Community outstanding would also increase, resulting in a small change to the mix of cash and shares of Heritage Oaks common stock received by the shareholders of Mission Community, although the aggregate value of the per share merger consideration would remain approximately the same. For example, if all of the warrants which are exercisable and which are not subject to warrant holder agreements had been exercised and outstanding on the date of the execution of the merger agreement, the aggregate cash consideration would increase to $8,793,360 and the aggregate stock consideration would remain at 7,541,353 shares of HEOP common stock resulting in each share of outstanding common stock of Mission Community, including shares issued upon the exercise of warrants, being exchanged for approximately (i) 0.8460 shares of Heritage Oaks common stock and (ii) cash consideration of approximately $0.30. Based on the closing price of Heritage Oaks common stock of $7.38 per share on January 6, 2014 the total value of the merger consideration would be $64.4 million and the value of the per share merger consideration would be $6.54.

        Heritage Oaks will not issue any certificates for fractional shares of Heritage Oaks common stock in connection with the merger, but will instead pay cash for any fractional share interests. The amount of cash will be determined by multiplying the fractional share interest by the value of Heritage Oaks common stock on the day prior to the closing date (after taking into account all shares of Heritage Oaks common stock held and rounded down to the nearest one ten-thousandth when expressed in decimal form).

        The market value of the merger consideration will fluctuate with the price of Heritage Oaks common stock and number of shares of Mission Community common stock outstanding, and the value of the shares of Heritage Oaks common stock that holders of Mission Community common stock will receive upon consummation of the merger may be different than the value of the shares of Heritage Oaks common stock that holders of Mission Community common stock would receive if calculated on the date Heritage Oaks and Mission Community announced the merger, on the date that this document is being mailed to Heritage Oaks and Mission Community shareholders, and on the date of the special meeting of Heritage Oaks shareholders.

  Treatment of Mission Community Warrants and Stock Options

        Mission Community Warrants.    Each holder of the Mission Community's warrants (other than warrants issued in Mission Community's public rights offering) has entered into a warrant holder agreement agreeing not to exercise his, her or its warrants prior to the merger in exchange for receiving at the effective time of the merger cash in the amount of $0.92 per share of common stock that would have been received upon exercise of the warrants. The warrants issued in the public rights offering will be treated in the same manner as the other Mission Community Warrants and participants in the rights offering will receive $0.92 per share for their warrants. All outstanding warrants of Mission Community are exercisable at a price of $5.00 per share.

        Mission Community Stock Options.    Each holder of Mission Community's options has entered into an option holder agreement, agreeing to the cash out and cancellation of his or her Mission Community stock options at the effective time of the merger. In consideration for the cancellation of their options, in-the-money option holders will receive the spread between the exercise price of such options and $5.92, while out-of-the-money option holders will receive a flat $500. All outstanding Mission Community options which are in-the-money are exercisable at a price of $5.00 per share.

 Background of the Merger

        Each of Heritage Oaks' and Mission Community's board of directors and management regularly review their respective business strategies, opportunities and challenges as part of their consideration and evaluation of their respective long-term prospects, with the goal of enhancing value for their respective shareholders. The strategic considerations have focused on, among other things, the business and regulatory environment facing financial institutions generally and each of Heritage Oaks and Mission Community, in particular, as well as conditions and ongoing consolidation in the financial services industry. For each company, these reviews have also included periodic discussions with respect to potential transactions that would further its strategic objectives, and the potential benefits and risks of those transactions. Heritage Oaks considered Mission Community to be a strategic acquisition as it believes that the acquisition will provide significant value to the shareholders of both organizations. Because of the overlap of Mission Community's branches with Heritage Oaks' branches, Heritage Oaks expects to reduce total operating costs by approximately $9.0 million per year, once all potential synergies have been realized, representing a reduction of approximately 50% of current Mission Community's noninterest expense, and 17% of the combined pro forma company core noninterest expense. Heritage Oaks believes the combination of the two organizations creates a more valuable community bank franchise, with a low cost core deposit base, strong capital ratios, attractive net interest margins, lower operating costs, and better overall returns for the shareholders of the combined institution. It also creates a banking platform that is well positioned for future growth, both organically and through acquisitions.

        In the summer of 2011, James Lokey, chairman and chief executive officer of Mission Community, contacted Michael Morris, chairman of Heritage Oaks Bancorp, to discuss Mission Community's interest in exploring a possible business combination with Heritage Oaks. Mr. Morris indicated that the board of Heritage Oaks was focusing its attention on hiring a new chief executive officer and achieving compliance with all requirements of its outstanding Consent Order and a Written Agreement with bank regulatory agencies.

        In October of 2012, Mr. Lokey contacted Mr. Morris again and met with him in his office to ask whether Heritage Oaks was interested in exploring a business combination with Mission Community now that a year had passed since Mr. Lokey's initial inquiry. Mr. Morris indicated that he would review the matter with the Heritage Oaks board at its next board meeting and assess the board's current level of interest. In November 2012, while attending a Western Independent Bankers Directors Conference, Mr. Morris met with Mr. Lokey and indicated that prior to engaging in any business combination discussion the board desired to complete its next regulatory examination, achieve the termination of its outstanding memorandums of understanding following the examination, and to redeem its outstanding preferred shares held by the U.S. Department of the Treasury under the Troubled Asset Relief Program, or "TARP."

        In February 2013, chairman Lokey called the chief executive officer of another bank, which we will refer to as "Bank A." In late March 2013, Mr. Lokey and the chief executive officer of Bank A met to discuss the general interest of Bank A in a business combination transaction with Mission Community and Mission Community Bank. On May 23, 2013, Mr. Lokey, Thomas Dobyns, president and chief executive officer of Mission Community Bank, and Howard Gould, a director of Mission Community and the vice chairman and a principal of Carpenter, met with the chief executive officer of Bank A and presented an analysis of a possible proposal. On May 29, 2013, the potential parties executed a mutual non-disclosure and confidentiality agreement. On June 12, 2013, Carpenter presented a preliminary term sheet to Bank A, at the request of Bank A's chief executive officer, which was subsequently discussed by representatives of the potential parties, including Bank A's investment bankers. Ultimately discussions were terminated on or about July 18, 2013, as a result of the inability of the parties to agree on pricing.

        During the period in which discussions were held with Bank A, chairman Michael Morris and chief executive officer Simone Lagomarsino of Heritage Oaks requested a meeting with Carpenter, Mission Community's largest shareholder. This meeting took place on June 3, 2013 at the offices of Carpenter, with Edward Carpenter and John Flemming, senior managers and principals of Carpenter. The purpose of that meeting was to explore the possibility of combining Mission Community with Heritage Oaks, and merging the bank subsidiaries of the two holding companies.

        On June 12, 2013, the Executive Committee of the Board of Directors of Heritage Oaks, which is a standing committee chartered to deal with significant, confidential, and time critical matters concerning Heritage Oaks, met to consider a draft indication of interest to be sent to Carpenter, which had been developed by Heritage Oaks' management team. The members of the committee are directors Mr. Morris, Ms. Lagomarsino, Alex Simas, Daniel O'Hare, and Michael Pfau, and are authorized to exercise any of the powers and perform any of the duties of the Board of Directors. The draft letter was based on due diligence Heritage Oaks' management was able to conduct based on publically available information regarding Mission Community, and indicated that if Carpenter was in agreement with the proposal set forth in the letter that Heritage Oaks would prepare and submit a non-binding letter of intent to Mission Community's Board of Directors. The Executive Committee approved the draft letter with certain changes and it was sent to Carpenter on June 14, 2013.

        Among other terms, the indication of interest proposed a merger exchange ratio in a range of 0.92 - 1.0 shares of Heritage Oaks common stock for each outstanding common share of Mission Community, and was valued by Heritage Oaks at between $51.56 million and $59.36 million, subject to the performance of due diligence by Heritage Oaks. The total consideration payable to current shareholders, entirely in Heritage Oaks common stock, would be reduced by the cost of cashing out all stock options and warrants of Mission Community for which the exercise price was less than the final per share consideration to be given to the current shareholders of Mission Community in the merger. Board representation was also to be offered to Mission Community nominees on a basis to be determined.

        In a letter dated June 24, 2013, John Flemming responded to Heritage Oaks on behalf of Carpenter, and indicated therefore that his response was necessarily subject to Mission Community's concurrence. The June 24th letter indicated that Carpenter was in agreement with Heritage Oaks regarding the potential benefits of a business combination. The June 24th letter proposed to increase the exchange ratio to 1.1 Heritage Oaks common shares for each common share of Mission Community, at a fixed exchange ratio that would not change based on a fluctuation of the trading price of Heritage Oaks common stock prior to the closing of the transaction, subject only to a walk away right on the part of Mission Community if Heritage Oaks' stock price declined more than twenty percent (20%) prior to the closing. The June 24th letter also proposed to fix the cash out value of the outstanding warrants at $1.42 per warrant.

        On June 27, 2013, Heritage Oaks responded to Carpenter's June 24th letter. Heritage Oaks' June 27th letter starts off acknowledging that the two parties generally appear to be in agreement on the deal structure and many of the basic deal terms. The June 27th letter goes on to reassert Heritage Oaks' initial proposed exchange ratio in a range of 0.92 - 1.0, with a fixed exchange ratio within this range to be agreed upon after Heritage Oaks has conducted its due diligence and taking into consideration the effect of cashing out warrants and options outstanding at Mission Community at a per share price that is equal to the per share value of the Heritage Oaks stock to be received by Mission Community shareholders. It is also noted in the letter that while Heritage Oaks would be agreeable to a walk away right based on Heritage Oaks' stock performance relative to the average per share price of a to be agreed upon peer group, the percentage decline that would trigger such right would require further discussion and that rather than it be based on Heritage Oaks' share price, it should be based on the average per share price of a to be agreed upon peer group. The letter concludes suggesting that an in-person meeting may be a productive next step in the process.

        A meeting was held on July 9, 2013, and was attended by Ms. Lagomarsino and Mr. Morris on behalf of Heritage Oaks, and Messrs. Flemming, Carpenter and Gould on behalf of Carpenter.

        On July 10, 2013, a mutual non-disclosure agreement was signed by Carpenter and Heritage Oaks.

        On July 17, 2013, Simone Lagomarsino and Mark Olsen had a preliminary meeting with John Doyle of Sandler O'Neill to discuss potential engagement of Sandler.

        On July 19, 2013, Heritage Oaks received a letter from Carpenter following a telephone conversation between Ms. Lagomarsino and Mr. Flemming. The letter set forth the key terms that Carpenter was prepared to support, namely: (i) all common stock of Mission Community would be exchanged for common stock of Heritage Oaks at a to be determined exchange ratio, (ii) all warrants would be cashed out based on the spread between the $5.00 warrant exercise price per share and the per share deal price per Mission Community share of common stock subject to a minimum per share payment of $1.00 and a maximum per share payment of $2.00, (iii) stock options would be cashed out at the per share deal price per Mission Community share of common stock, (iv) Carpenter had the option to purchase certain assets from Mission Community prior to the closing, and (v) Mission Community shareholders would receive representation on the Board of Directors of Heritage Oaks Bancorp and Heritage Oaks Bank in proportion to their aggregate ownership following the closing.

        On July 22, 2013, Howard Gould met in San Luis Obispo with James Lokey of Mission Community and president Thomas Dobyns to advise them of the Carpenter discussions with Heritage Oaks and the general terms of the proposal under consideration.

        On July 24, 2013, Heritage Oaks engaged Sandler O'Neill as an advisor for the potential transaction with Mission Community. As part of its engagement, Sandler O'Neill agreed to assist Heritage Oaks in analyzing, structuring, negotiating and, if appropriate, effecting a transaction between Heritage Oaks and Mission Community. Sandler O'Neill has also agreed to provide Heritage Oaks' board of directors with an opinion as to the fairness, from a financial point of view, of the merger consideration to the holders of Heritage Oaks common stock in the proposed merger. Heritage Oaks engaged Sandler O'Neill because Sandler O'Neill is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Heritage Oaks and its business. As part of its investment banking business, Sandler O'Neill is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

        On July 25, 2013, the Executive Committee of the Board of Heritage Oaks met to discuss the most recent letter received from Carpenter on July 19th, which it considered in conjunction with analyses in certain "white-papers" recently prepared by Sandler O'Neill on the process of pricing M&A transactions in the banking sector. The Executive Committee assembled a list of key messaging points that it wanted conveyed to Carpenter in response to the July 19th letter, and directed management of Heritage Oaks to work with Sandler O'Neill and outside legal counsel, Manatt, Phelps & Phillips, LLP, or Manatt, to develop a response to Carpenter's most recent letter.

        On July 29, 2013, Heritage Oaks sent a letter to Carpenter. In the letter Ms. Lagomarsino indicated that after approximately sixty (60) days of dialogue, it was vital to determine if the two parties could reach agreement on the fundamental economics of the potential transaction, with the remainder of the details of the transaction left to be negotiated during due diligence. Ms. Lagomarsino stated that Heritage Oaks was prepared to offer aggregate consideration of $59 million to Mission Community's shareholders, option holders and warrant holders, comprised of fifteen percent (15%) cash and eighty-five percent (85%) common stock of Heritage Oaks, with the allocation of cash and stock among the various constituencies to be determined by Mission Community. The letter went on to explain that a fixed exchange ratio would be determined based on the twenty (20) day average price of Heritage Oaks common stock prior to signing the definitive agreement, and any price protections could also be negotiated during due diligence, if desired. Finally, Ms. Lagomarsino confirmed that Heritage Oaks intended to offer appropriate board representation to Mission Community's shareholders.

        On August 5, 2013, John Flemming wrote to Ms. Lagomarsino stating the terms on which Carpenter would be prepared to support a merger of Heritage Oaks and Mission Community. Mr. Flemming proposed a transaction valued at $59.0 million payable 85% in Heritage Oaks common stock with the value of such shares, for purposes of the exchange, fixed at $6.65 per share. The remaining 15% of the total consideration, or $8.85 million, would be payable in cash. Prior to execution of a definitive agreement and plan of merger, Carpenter and Mission Community would determine the allocation of the cash and stock components of the consideration between the warrant holders and shareholders of Mission Community. All stock options would be cashed out. Mission Community shareholders would receive representation on the Heritage Oaks board proportionate to their ownership of the combined company.

        On August 9, 2013, Ms. Lagomarsino sent a letter to Carpenter indicating that Heritage Oaks was in substantial agreement as to the key terms of a merger between Heritage Oaks and Mission Community. Ms. Lagomarsino indicated that Heritage Oaks was in the process of preparing a letter to Mission Community's Board of Directors that comported with the terms discussed between Heritage Oaks and Carpenter to date, and expressed Heritage Oaks' intention to share a draft of the letter with Carpenter before finalizing the letter and asked Carpenter to deliver to the Board of Directors of Mission Community as previously suggested by Carpenter.

        On August 14, 2013, Ms. Lagomarsino delivered a revised indication of interest to Mr. Flemming for his comments prior to the delivery of the letter to chairman James Lokey of Mission Community. The revised indication of interest reflected generally the terms stipulated in Mr. Flemming's August 5, 2013 letter, as clarified by Ms. Lagomarsino's August 9, 2013 letter. However, the revised indication of interest added a mechanism that would vary the number of shares of Heritage Oaks common stock issued in the transaction based on changes in the volume weighted average price per share of Heritage Oaks common stock measured over the 20 trading days ending on the 5th trading day prior to the closing date of the merger. If the calculation resulted in a volume weighted average price per share of $5.85 or less, or $7.45 or higher, and also resulted, in the case of a share price decline, in a decline that was 10% greater than the decline in the KBW Regional Bank Index, then the number of shares of Heritage Oaks common stock to be issued would have been modified. Mr. Flemming objected to the addition of this provision, and it was deleted from the final letter of intent delivered to chairman James Lokey on August 23, 2013.

        On August 19, 2013, a meeting of the special committee charged with evaluating merger and acquisition transactions of Mission Community was held to review the Heritage Oaks proposal and a proposed letter granting Heritage Oaks an exclusivity period ending October 31, 2013, in which to negotiate the terms of a definitive agreement and plan of merger acceptable to Heritage Oaks and Mission Community, and which also provided for confidentiality undertakings by both parties. The members of the committee are directors James Lokey, Tom Dobyns, Bill Coy, Howard Gould, Harry Sackrider and Stephen Yost. At that meeting, a representative of King, Holmes, Paterno & Berliner, which we will refer to "King Holmes," counsel to Mission Community, and John Flemming of Carpenter participated by phone and reviewed the transaction with the committee The members of the special committee authorized chairman Lokey to participate in the ongoing discussions respecting a potential merger.

        On August 23, 2013, Ms. Lagomarsino delivered a final indication of interest to Mr. Lokey. On August 27, 2013, at a regular meeting of the board of directors of Mission Community, the board approved the retention of D.A. Davidson & Co. as its financial advisor for the transaction and reviewed a financial analysis of the transaction. A representative of King Holmes also participated by conference call in the meeting and reviewed the proposal with the board. The board unanimously approved the terms set forth in the final indication of interest and executed the exclusivity and confidentiality agreement submitted by Heritage Oaks, providing for an exclusivity period ending October 31, 2013 to finalize the terms of a definitive agreement for the transaction.

        Sandler O'Neill met with directors and executive management of Heritage Oaks on August 24, 2013 and presented a financial analysis of the transaction and other options potentially available to Heritage Oaks, as well as a pro-forma evaluation of the combined companies.

        The parties commenced comprehensive due diligence activities respecting both organizations following approval of the terms, which continued throughout the negotiation of the definitive agreement and plan of merger. Manatt and King Holmes, with the support and assistance of their client's respective management teams conducted legal due diligence. William Raver, General Counsel of Heritage Oaks, and other representatives of Heritage Oaks performed regulatory due diligence on Mission Community and its banking operations. Mark Olson, Chief Financial Officer of Heritage Oaks, and other representatives of Heritage Oaks conducted financial accounting and tax related due diligence with the support of Crowe Horwath LLP, Heritage Oaks' independent certified public accountants, and Deloitte, who was engaged by Heritage Oaks on a consulting basis to perform certain tax due diligence. Finally, Ms. Lagomarsino and other management representatives of Heritage Oaks conducted business and operational due diligence.

        On September 15, 2013, the Executive Committee of the Board of Directors of Heritage Oaks convened a conference call to discuss an initial draft of the definitive agreement and plan of merger that had been prepared by Manatt in advance of the draft being provided to Mission Community. Mr. Olson and Mr. Raver, along with representatives of Manatt participated in the meeting. Representatives of Manatt reviewed the draft definitive agreement and plan of merger with the Executive Committee section by section, and the members of the Executive Committee asked questions and provided comments based on their prior review of the draft and discussions that took place during the teleconference. The Executive Committee also discussed related matters such as the required shareholder approvals and the registration process for the shares of Heritage Oaks common stock to be issued in the business combination. The Executive Committee authorized management to provide an initial draft of the definitive agreement and plan of merger to Mission Community after the discussed changes were incorporated into the document.

        On September 18, 2013, Manatt delivered an initial draft of a definitive agreement and plan of merger to King Holmes. On September 26, 2013, King Holmes conveyed to Manatt the comments of Mission Community on the initial draft definitive agreement, including the election of Mission Community to have the cash portion of the consideration allocated first to the cashing out of the warrants and stock options of Mission Community. The value of the transaction was calculated by Mission Community and Carpenter at $0.98 per warrant and $5.98 per outstanding share of Mission Community, based on a $6.65 value per share of the common stock of Heritage Oaks.

        A representative of D.A. Davidson & Co. met with directors and senior management of Mission Community on September 13, September 20 and October 11, and presented financial analysis of the transaction and other options available to Mission Community, as well as an evaluation of Heritage Oaks and the pro-forma combined companies. On October 16, representatives of both D.A. Davidson & Co. and King Holmes participated by phone in a meeting of directors and management to review and evaluate the transaction and answer questions of the directors respecting the merger and the agreement and plan of merger.

        On October 13, 2013, the Executive Committee of the Board of Directors or Heritage Oaks met by teleconference to discuss a substantially complete draft of the definitive agreement and plan of merger. Mr. Olson and Mr. Raver, along with representatives of Manatt and Sandler O'Neill participated in the meeting. Representatives of Manatt reviewed the draft definitive agreement and plan of merger with the Executive Committee highlighting the changes that had been made from the initial draft definitive agreement and plan of merger previously discussed by the Executive Committee, and the members of the Executive Committee asked questions and provided comments based on their prior review of the draft and discussions that took place during the teleconference. Mr. Olson and representatives of Sandler O'Neill guided the Executive Committee through a discussion of a preliminary draft of Deloitte's tax due diligence observations and the members of the Executive Committee asked questions and provided comments based on their prior review of the draft and discussions that took place during the teleconference. Throughout the teleconference the Executive Committee provided direction and guidance to Ms. Lagomarsino and the executive team with respect to the outstanding issues that needed to be resolved prior to finalizing the definitive agreement and plan of merger.

        Various drafts of the agreement and plan of merger were exchanged following Heritage Oaks' initial draft on September 18th and Mission Community's first responsive mark-up on September 26th and the parties continued negotiations and due diligence activities prior to delivery of the final agreement on October 21, 2013. The negotiations centered on various matters, including the treatment of in-the-money and out-of-the-money option holders, and the holders of privately and publically issued warrants, certain matters related to the operation of Mission Community between the execution of the definitive agreement and plan of merger and the closing of the merger, certain communications matters with governmental entities and employees of Mission Community during the pendency of the transaction, confirmation of Mission Community's deferred tax asset, directors and officers insurance for Mission Community's directors and officers immediately preceding the closing, and a minimum shareholders equity condition to closing. The most significant change in terms from the August 27, 2013 indication of interest was a reduction in the cash portion of the aggregate merger consideration from $8.85 million to $8.0 million, resulting in a reduction of the per share merger consideration to Mission Community shareholders, based on a value of $6.65 per share for the Heritage Oaks common stock, from $5.98 to $5.92, and a reduction in the consideration per outstanding warrant from $0.98 to $0.92.

        On October 21, 2013 a special meeting of the Board of Directors of Heritage Oaks was held to consider the definitive agreement and plan of merger and the merger. In addition to the members of the Board of Directors, with the exception of Dr. Michael Behrman, who was unable to attend because he was traveling and in the air during the time of the meeting, but who prior to the meeting expressed support for the merger and satisfaction with the terms and conditions of the definitive agreement and plan of merger, which he reaffirmed following the meeting, the meeting was attended by Mr. Olson and representatives of Manatt and Sandler O'Neill. Sandler O'Neill issued its fairness opinion confirming that the consideration to Heritage Oaks was fair from a financial point of view. See "Opinion of Financial Advisor of Heritage Oaks." The board considered this opinion and thoroughly reviewed the details of the agreement and plan of merger with Manatt. Following an extensive discussion, Heritage Oaks' board of directors unanimously (with the exception of Dr. Behrman, who as noted above was not able to attend the special meeting) voted to approve the agreement and plan of merger and the transactions contemplated by the agreement, including the merger, and authorized Heritage Oaks' management to execute the agreement.

        On October 21, 2013, a special board meeting of Mission Community was also held to consider the definitive agreement and plan of merger and the merger. The meeting was attended by representatives of D.A. Davidson & Co. and King Holmes. D.A. Davidson & Co. issued its fairness opinion confirming that the consideration to Mission Community was fair from a financial point of view. See "Opinion of Financial Advisor of Mission Community." The board considered this opinion and thoroughly reviewed the details of the agreement and plan of merger with King Holmes. Following an extensive discussion, Mission Community's board of directors unanimously voted to approve the agreement and plan of merger and the transactions contemplated by the agreement, including the merger, and authorized Mission Community's management to execute the agreement.

        Following market close on October 21, 2013, the agreement and plan of merger was executed by officers of Mission Community and Heritage Oaks. Carpenter and other shareholders of Mission Community, including all directors and members of senior management also executed voting and support agreements committing to vote their Mission Community shares in favor of the agreement and plan of merger and the merger. Similar agreements were also executed by certain shareholders, all directors and certain members of senior management of Heritage Oaks respecting the voting of their shares of Heritage Oaks. The parties then issued a joint press release on October 21st announcing the execution of the agreement and the material terms of the proposed merger.

Recommendation of the Heritage Oaks Board of Directors and Reasons for the Merger

        Heritage Oaks board of directors has unanimously (other than one director of Heritage Oaks, who was absent from voting at the meeting, but who subsequently confirmed his approval of the transaction) approved the merger agreement and the issuance of shares of Heritage Oaks common stock pursuant to the merger agreement and unanimously recommends that the Heritage Oaks shareholders vote "FOR" the merger and the issuance of shares of Heritage Oaks common stock in the merger.

        Heritage Oaks' board of directors has determined that the merger is fair to, and in the best interests of, Heritage Oaks' shareholders. In approving the merger agreement, Heritage Oaks' board of directors consulted with Sandler O'Neill with respect to the financial aspects and fairness of the merger consideration, from a financial point of view to Heritage Oaks, and with its outside legal counsel as to its legal duties and the terms of the merger agreement. In arriving at its determination, Heritage Oaks' board also considered a number of factors, including the following:

  •
  Heritage Oaks' board of directors' familiarity with and review of information concerning the business, earnings, operations, financial condition, management, prospects, capital levels, and asset quality of both Heritage Oaks and Mission Community;

  •
  The board's review and discussions with Mission Community's management concerning the due diligence examination of Mission Community;

  •
  The board's understanding of the current and prospective environment in which Heritage Oaks and Mission Community operate, including national, regional and local economic conditions, the competitive and regulatory environment for financial institutions generally, and the likely effect of these factors on Heritage Oaks in the context of the proposed merger;

  •
  The financial presentation of Sandler O'Neill and the opinion of Sandler O'Neill dated as of October 21, 2013 that, as of October 21, 2013 (the date on which Heritage Oaks' board of directors approved the merger agreement), and subject to the assumptions, limitations and qualifications set forth in the opinion, the merger consideration to be paid by Heritage Oaks to the shareholders of Mission Community is fair, from a financial point of view, to Heritage Oaks;

  •
  The belief in the anticipated pro forma impact of the merger on the profitability, earnings per share and other financial metrics;

  •
  The directors' beliefs with respect to the compatibility of the business cultures of Heritage Oaks and Mission Community, including the strategic focus of each company on local businesses and professionals;

  •
  The belief that combining Heritage Oaks and Mission Community presented opportunities to the combined company of the realization of economies of scale, including cost savings, operational, marketing and other synergies,

  •
  The board's consideration of the risks that anticipated cost savings and synergies would not be achieved;

  •
  The board's belief that the greater scale that would be achieved by the merger will better position the combined company for further growth and profitability;

  •
  The structure of the merger and the terms of the merger agreement;

  •
  The belief that the regulatory approvals necessary to complete the transaction would be obtained; and

  •
  That under the agreement Mission Community could not solicit competing proposals for the acquisition of Mission Community.

        The reasons set out above for the merger are not intended to be exhaustive but do include all material factors considered by Heritage Oaks' board of directors in approving the merger. In reaching its determination, the Heritage Oaks board of directors did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. Based on the reasons stated, the board believed that the merger was in the best interest of Heritage Oaks' shareholders, and therefore the board of directors of Heritage Oaks unanimously (other than one director of Heritage Oaks, who was absent from the meeting, but who subsequently confirmed his approval of the transaction) approved the merger and the issuance of shares of Heritage Oaks common stock in the merger. In addition, all members of Heritage Oaks' board of directors are expected to vote the shares of common stock of Heritage Oaks over which they have voting authority in favor of the merger agreement.

        For the reasons set forth above, the Heritage Oaks board of directors has unanimously (other than one director of Heritage Oaks, who was absent from the meeting, but who subsequently confirmed his approval of the transaction) approved the merger and the issuance of shares of Heritage Oaks common stock in the merger and recommends that you vote "FOR" the approval of the merger and the issuance of shares of Heritage Oaks common stock in the merger and "FOR" the proposal to adjourn the special meeting (if necessary or appropriate) to solicit additional proxies to vote in favor of the merger and the stock issuance.

 Recommendation of the Mission Community Board of Directors and Reasons for the Merger

        In reaching its decision to adopt and approve the merger agreement and recommend the merger to its shareholders, Mission Community's board of directors consulted with Mission Community's management, as well as its legal and financial advisors, and considered a number of positive factors, including the following material factors:

  •
  Its knowledge of Mission Community's business, operations, financial condition, earnings and prospects and of Heritage Oaks' business, operations, financial condition, earnings and prospects, taking into account the results of Mission Community's due diligence review of Heritage Oaks;

  •
  Its knowledge of the current environment in the financial services industry, including national and regional economic conditions, continued consolidation, increased regulatory burdens, evolving trends in technology and increasing nationwide and global competition, the current financial market conditions and the likely effects of these factors on the companies' potential growth, development, productivity, profitability and strategic options, and the historical market prices of Mission Community common stock;

  •
  The belief of the Mission Community board of directors that the terms of the merger agreement with Heritage Oaks are attractive in that the merger agreement allows Mission Community's shareholders to become shareholders of Heritage Oaks and to receive a cash payment in exchange for their shares of Mission Community common stock;

  •
  The expectation that the merger will generally be a tax-free transaction to Mission Community shareholders with respect to the portion of the merger consideration that is received by them in the form of Heritage Oaks common stock;

  •
  The careful review undertaken by Mission Community's board of directors and management, with the assistance of Mission Community's legal and financial advisors, with respect to the strategic alternatives available to Mission Community if it remained an independent bank;

  •
  The complementary aspects of the Mission Community and Heritage Oaks businesses, including customer focus and geographic coverage;

  •
  Heritage Oaks' commitment to enhancing its strategic position in the Central Coast of California;

  •
  The potential expense-saving and revenue-enhancing opportunities in connection with the merger, the related potential impact on the combined company's earnings and the fact that the nature of the merger consideration would allow former Mission Community shareholders to participate as Heritage Oaks shareholders in the benefits of such savings opportunities and the future performance of the combined company generally;

  •
  The fact that, subject to certain conditions set forth in the merger agreement, including the payment of a termination fee, the merger agreement allows the board of directors of Mission Community in the exercise of its fiduciary duties, to consider a superior proposal, as defined in the merger agreement, which is presented to it, and to withdraw its recommendation to its shareholders to adopt the merger agreement and to terminate the merger agreement to accept such a superior proposal;

  •
  The respective presentations by Mission Community management and its financial advisors concerning the operations, financial condition and prospects of Mission Community and the expected financial impact of the merger on the combined company, including pro forma assets, earnings and deposits;

  •
  The terms of the merger agreement, and the presentation by Mission Community's outside legal advisors regarding the merger and the merger agreement;

  •
  The opinion delivered to Mission Community by D.A. Davidson & Co. on October 21, 2013 to the effect that, as of October 21, 2013, and based upon and subject to the assumptions, procedures, considerations, qualifications and limitations set forth in the opinion, the consideration to be paid to Mission Community under the merger agreement was fair, from a financial point of view, to the holders of shares of Mission Community common stock;

  •
  Mission Community's board of directors' belief that a merger with Heritage Oaks would allow Mission Community shareholders to participate in the future performance of a combined company that would have better future prospects than Mission Community was likely to achieve on a stand-alone basis or through other strategic alternatives;

  •
  Mission Community's board of directors' belief that Mission Community and Heritage Oaks shared a similar strategic vision; and

  •
  The regulatory and other approvals required in connection with the merger and the likelihood that the approvals needed to complete the merger would be obtained without unacceptable conditions.

        Mission Community's board of directors also considered potential risks and potentially negative factors concerning the merger in connection with its deliberations on the proposed transaction, including the following material factors:

  •
  The potential risk that another downturn in California, national or regional economic conditions could negatively impact Heritage Oaks loan portfolio, and thereby affect the value of the Heritage Oaks common stock;

  •
  The potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

  •
  The provisions of the merger agreement restricting Mission Community's solicitation of third-party acquisition proposals, and providing for the payment of a termination fee in certain circumstances, which Mission Community's board of directors understood, thereby potentially limiting the willingness of a third party to propose a competing business combination transaction with Mission Community, were a condition to Heritage Oaks' willingness to enter into the merger agreement; and

  •
  The fact that some of Mission Community's directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as Mission Community shareholders. See "—Financial Interests of Directors and Officers of Mission Community in the Merger."

  •
  The risk of employee attrition and the potential effect on business and customer relationships;

  •
  The substantial transaction costs that will be incurred in the merger even if it is not completed; and

  •
  the fact that, pursuant to the merger agreement, Mission Community must generally conduct its business in the ordinary course and is subject to certain restrictions on the conduct of its business prior the closing of the merger or termination of the merger agreement, which may delay or prevent Mission Community from pursuing business opportunities that may arise or preclude actions that would be advisable if Mission Community were to remain an independent company.

        The foregoing discussion of factors considered by Mission Community's board of directors is not intended to be exhaustive, but is believed to include all material factors considered by Mission Community's board of directors. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, Mission Community's board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of Mission Community's board of directors may have given different weight to different factors. Mission Community's board of directors conducted an overall analysis of the factors described above including thorough discussions with, and questioning of, Mission Community management and Mission Community's legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

        The foregoing explanation of Mission Community's board of directors' reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

        For the reasons set forth above, the Mission Community board of directors has unanimously approved the merger and adoption and approval of the merger agreement and the transactions contemplated thereby and recommends that you "CONSENT TO" approval of the merger and adoption and approval of the merger agreement and the transactions contemplated thereby.

 Opinion of Sandler O'Neill (Financial Adviser to Heritage Oaks)

        By letter dated September 13, 2013, Heritage Oaks retained Sandler O'Neill & Partners, L.P., or Sandler O'Neill, to issue a fairness opinion to Heritage Oaks' board of directors in connection with the board's consideration of a possible business combination with Mission Community. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

        Sandler O'Neill provided a fairness opinion to the Heritage Oaks board of directors in connection with the proposed transaction. At the October 21, 2013 meeting at which Heritage Oaks' board of directors considered and approved the merger agreement, Sandler O'Neill delivered to the board its oral opinion, which was subsequently confirmed in writing, that, as of such date, the merger consideration was fair to Heritage Oaks from a financial point of view. The full text of Sandler O'Neill's opinion is attached as Appendix B to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O'Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Sandler O'Neill has consented to the reproduction of its opinion in this proxy statement/prospectus/consent solicitation. Holders of Heritage Oaks' common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

        Sandler O'Neill's opinion speaks only as of the date of the opinion. The opinion was directed to Heritage Oaks' board and is directed only to the fairness of the merger consideration to Heritage Oaks from a financial point of view. It does not address the underlying business decision of Heritage Oaks to engage in the merger or any other aspect of the merger and is not a recommendation to any holder of Heritage Oaks common stock as to how such holder of Heritage Oaks common stock should vote at the special meeting with respect to the merger or any other matter.

        In connection with rendering its opinion dated October 21, 2013, Sandler O'Neill reviewed and considered, among other things:

  •
  the merger agreement;

  •
  certain publicly available financial statements and other historical financial information of Heritage Oaks that Sandler O'Neill deemed relevant;

  •
  certain publicly available financial statements and other historical financial information of Mission Community that Sandler O'Neill deemed relevant;

  •
  publicly available consensus earnings estimates for Heritage Oaks for the years ending December 31, 2013 through December 31, 2014 and an estimated long-term earnings per share growth rate for the years thereafter as discussed with senior management of Heritage Oaks;

  •
  internal financial projections for the years ending December 31, 2013 through 2018 as provided by Mission Community and as adjusted by senior management of Heritage Oaks;

  •
  the pro forma financial impact of the merger on Heritage Oaks based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of Heritage Oaks;

  •
  a comparison of certain financial information for Heritage Oaks and Mission Community with similar institutions for which publicly available information is available;

  •
  the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

  •
  the current market environment generally and the banking environment in particular; and

  •
  such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O'Neill considered relevant.

        Sandler O'Neill also discussed with certain members of senior management of Heritage Oaks the business, financial condition, results of operations and prospects of Mission Community.

        In performing its reviews and analyses and in rendering its opinion, Sandler O'Neill relied upon the accuracy and completeness of all of the financial and other information that was available to Sandler O'Neill from public sources, that was provided to Sandler O'Neill by Heritage Oaks and Mission Community or their respective representatives or that was otherwise reviewed by Sandler O'Neill. Sandler O'Neill further relied on the assurances of the respective managements of Heritage Oaks and Mission Community that it was not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. Sandler O'Neill was not asked to undertake, and did not undertake an independent verification of any of such information and Sandler O'Neill assumes no responsibility or liability for the accuracy or completeness thereof. Sandler O'Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Heritage Oaks and Mission Community or any of their respective subsidiaries. Sandler O'Neill rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Heritage Oaks and Mission Community. Sandler O'Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Heritage Oaks and Mission Community, or the combined entity after the merger and Sandler O'Neill did not review any individual credit files relating to Heritage Oaks and Mission Community. Sandler O'Neill assumed that the respective allowances for loan losses for both Heritage Oaks and Mission Community are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

        In preparing its analyses, Sandler O'Neill used publicly available earnings projections and long-term growth rates for Heritage Oaks as discussed with senior management of Heritage Oaks and internal projections for Mission Community as provided by senior management of Mission Community and as adjusted by senior management of Heritage Oaks. Sandler O'Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Heritage Oaks. With respect to those projections, estimates and judgments, the respective managements of Heritage Oaks and Mission Community confirmed to Sandler O'Neill that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Heritage Oaks and Mission Community, respectively, and Sandler O'Neill assumed that such performance would be achieved. Sandler O'Neill expressed no opinion as to such estimates or the assumptions on which they are based. Sandler O'Neill has also assumed that there has been no material change in Heritage Oaks' and Mission Community's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O'Neill.

        Sandler O'Neill assumed in all respects material to its analysis that Heritage Oaks and Mission Community would remain as going concerns for all periods relevant to Sandler O'Neill's analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the merger agreement are not waived and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, Sandler O'Neill has relied upon the advice Heritage Oaks received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

        Sandler O'Neill's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O'Neill as of, the date of its opinion. Events occurring after the date thereof could materially affect its opinion. Sandler O'Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion.

        In rendering its fairness opinion, Sandler O'Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O'Neill's comparative analyses described below is identical to Heritage Oaks or Mission Community and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Heritage Oaks and Mission Community and the companies to which they are being compared.

        In performing its analyses, Sandler O'Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Heritage Oaks, Mission Community and Sandler O'Neill. The analyses performed by Sandler O'Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O'Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Heritage Oaks board of directors at the board of directors' October 21, 2013 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O'Neill's analyses do not necessarily reflect the value of Heritage Oaks' or Mission Community's common stock or the prices at which Heritage Oaks' or Mission Community's common stock may be sold at any time.

        In arriving at its opinion Sandler O'Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O'Neill did not form an opinion as to whether any individual analysis or factor considered in isolation supported or failed to support its opinions; rather, Sandler O'Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

Summary of Proposal

        Sandler O'Neill reviewed the financial terms of the proposed transaction. As described in the merger agreement, holders of Mission Community common stock, warrants and options will receive aggregate stock consideration of 7,541,353 shares of Heritage Oaks common stock and aggregate cash consideration of $8.0 million.(1) Based on the shares outstanding of Mission Community as of September 30, 2013, each share will be exchanged for approximately 0.8614 shares of Heritage Oaks common stock and cash consideration of approximately $0.19, for an implied aggregate transaction value of $56.4 million. Based upon financial information as of or for the twelve month period ended June 30, 2013 and Heritage Oaks closing stock price as of October 18, 2013, Sandler O'Neill calculated the following transaction ratios:

Transaction Value / Book Value:	152%
Transaction Value / Adjusted Book Value(2):	128%
Transaction Value / Tangible Book Value:	164%
Transaction Value / Adjusted Tangible Book Value(2):	136%
Transaction Value / Last Twelve Months' Earnings:	23.4x
Transaction Value / Last Twelve Months' Fully-Taxed Earnings(3):	30.7x
Tangible Book Premium to Core Deposits(4):	6.9%
Adjusted Tangible Book Premium to Core Deposits(2)(4):	4.7%
Transaction Value / Current Market Capitalization:	153.4%
Transaction Value / 52 Week High Market Capitalization:	130.2%
Transaction Value / 52 Week Low Market Capitalization:	239.4%
Transaction Value / 30 Day Average Market Capitalization:	153.4%

(1)
A maximum of an additional $0.8 million in cash consideration if all 158,672 warrants not subject to the prohibition on being exercised are exercised

(2)
Includes $7.04 million in additional equity related to projected recapture of valuation allowance of Mission Community's existing deferred tax asset as a purchase accounting adjustment at the close of the transaction

(3)
Mission Community's Last Twelve Months' pre-tax earnings of $2.823 million have been tax adjusted assuming a 35% tax rate for the period for purposes of this calculation

(4)
Tangible book premium to core deposits = (Deal Value—Tangible Common Equity) / (Core Deposits)

Heritage Oaks—Comparable Company Analysis

        Sandler O'Neill used publicly available information to compare selected financial information for Heritage Oaks and a group of financial institutions as selected by Sandler O'Neill. The Heritage Oaks peer group consisted of NASDAQ or NYSE-traded banks headquartered in California with assets as of the most recently reported period between $500 million and $2 billion. The group excluded thrifts, merger targets and niche-focused banks.

American River Bankshares	Heritage Commerce Corp
Bank of Commerce Holdings	North Valley Bancorp
Bank of Marin Bancorp	Oak Valley Bancorp
Bridge Capital Holdings	Pacific Mercantile Bancorp
California First National Bancorp	Pacific Premier Bancorp, Inc.
Central Valley Community Bancorp	Sierra Bancorp
Community West Bancshares	United Security Bancshares
CU Bancorp

        The analysis compared publicly available financial information for Heritage Oaks and the mean and median financial and market trading data for the Heritage Oaks peer group as of or for the most recently reported period with pricing data as of October 18, 2013. The table below sets forth the data for Heritage Oaks and the mean and median data for the Heritage Oaks peer group.

Comparable Company Analysis

	Heritage Oaks	Comparable Group Mean	Comparable Group Median
Total Assets (in millions)	$1,097	$1,029	$957
Last Twelve Months' Return on Average Assets	1.50%	0.76%	0.76%
Last Twelve Months' Return on Average Equity	11.1%	6.3%	6.5%
Last Twelve Months' Net Interest Margin	4.32%	4.07%	3.93%
Last Twelve Months' Efficiency Ratio	68%	69%	71%
Last Twelve Months' Cost of Funds	0.40%	0.40%	0.27%
Non-Performing Assets / Total Assets	1.45%	2.96%	2.00%
Non-Performing Loans / Total Loans	2.11%	3.51%	2.61%
Reserves / Non-Performing Assets	112%	88%	50%
Tangible Common Equity / Tangible Assets	10.1%	11.8%	10.5%
Tier 1 Leverage Ratio	12.6%	13.0%	11.8%
Total Risk-Based Capital Ratio	17.0%	17.9%	15.7%
Price / Book Value	133%	121%	103%
Price / Tangible Book Value	149%	129%	126%
Price / Last Twelve Months' Earnings Per Share	11.7x	18.1x	18.5x
Price / Estimated 2013 Earnings Per Share	15.2x	20.5x	22.5x
Price / Estimated 2014 Earnings Per Share	14.1x	17.0x	16.9x
Market Capitalization (in millions)	$163	$153	$130

Mission Community—Comparable Company Analysis

        Sandler O'Neill used publicly available information to compare selected financial information for Mission Community and a group of financial institutions as selected by Sandler O'Neill. The Mission

Community peer group consisted of publicly-traded banks headquartered in California with assets as of the most recently reported period between $350 million and $600 million. The group excluded thrifts, merger targets and niche-focused banks.

1st Capital Bank	Plaza Bank
1st Century Bancshares, Inc.	Plumas Bancorp
American River Bankshares	Premier Valley Bank
Avidbank Holdings, Inc.	Presidio Bank
California First National Bancorp	Santa Cruz County Bank
Community West Bancshares	Security California Bancorp
Greater Sacramento Bancorp	Summit State Bank
Manhattan Bancorp	Valley Commerce Bancorp
Mission Bancorp	Valley Republic Bank

        The analysis compared publicly available financial information for Mission Community and the mean and median financial and market trading data for the Mission Community peer group as of or for the most recently reported period with pricing data as of October 18, 2013. The table below sets forth the data for Mission Community and the mean and median data for the Mission Community peer group.

Comparable Company Analysis

	Mission Community	Comparable Group Mean	Comparable Group Median
Total Assets (in millions)	$447	$461	$462
Last Twelve Months' Return on Average Assets	0.62%	0.84%	0.80%
Last Twelve Months' Return on Average Equity	7.3%	7.4%	6.7%
Last Twelve Months' Net Interest Margin	4.12%	3.85%	3.84%
Last Twelve Months' Efficiency Ratio	90%	71%	72%
Last Twelve Months' Cost of Funds	0.19%	0.39%	0.29%
Non-Performing Assets / Total Assets	2.22%	1.61%	0.84%
Non-Performing Loans / Total Loans	3.64%	1.88%	0.81%
Reserves / Non-Performing Assets	43%	191%	125%
Tangible Common Equity / Tangible Assets	7.8%	10.9%	10.2%
Tier 1 Leverage Ratio	9.9%	11.9%	10.7%
Total Risk-Based Capital Ratio	15.3%	17.2%	15.2%
Price / Book Value	99%	106%	101%
Price / Tangible Book Value	107%	110%	104%
Price / Last Twelve Months' Earnings Per Share	13.5 x	15.5x	12.5x
Market Capitalization (in millions)	$37	$56	$46

Heritage Oaks—Stock Price Performance

        Sandler O'Neill reviewed the history of the publicly reported trading prices of Heritage Oaks' common stock for the three-year period ended October 18, 2013. Sandler O'Neill then compared the relationship between the movements in the price of Heritage Oaks' common stock against the movements in the prices of Heritage Oaks' peer group (as previously described on page 67), S&P 500 Index and NASDAQ Bank Index.

Heritage Oaks' Three-Year Stock Performance

	Beginning Index Value October 18, 2010	Ending Index Value October 18, 2013
Heritage Oaks	100%	192%
Heritage Oaks Peer Group	100%	171%
S&P 500 Index	100%	147%
NASDAQ Bank Index	100%	144%

Mission Community—Stock Price Performance

        Sandler O'Neill reviewed the history of the publicly reported trading prices of Mission Community's common stock for the three-year period ended October 18, 2013. Sandler O'Neill then compared the relationship between the movements in the price of Mission Community's common stock against the movements in the prices of Mission Community's peer group (as previously described on page 68), S&P 500 Index and NASDAQ Bank Index.

Mission Community's Three Year Stock Performance

	Beginning Index Value October 18, 2010	Ending Index Value October 18, 2013
Mission Community	100%	70%
Mission Community Peer Group	100%	145%
S&P 500 Index	100%	147%
NASDAQ Bank Index	100%	144%
 Heritage Oaks—Net Present Value Analysis

        Sandler O'Neill performed an analysis that estimated the net present value per share of Heritage Oaks common stock under various circumstances. The analysis assumed that Heritage Oaks performed in accordance with the publicly available mean analyst earnings estimates for the years ending December 31, 2013 through December 31, 2014 and publicly available estimated long-term earnings growth rate for the years thereafter as discussed with senior management of Heritage Oaks.

        To approximate the terminal value of Heritage Oaks common stock at December 31, 2017, Sandler O'Neill applied price to earnings multiples ranging from 10.0x to 20.0x and multiples of tangible book value ranging from 100% to 225%. The terminal values were then discounted to present values using different discount rates ranging from 9.5% to 15.5% chosen to reflect different assumptions regarding required rates of return of holders for prospective buyers of Heritage Oaks' common stock.

        During the Heritage Oaks board of directors' meeting on October 21, 2013, Sandler O'Neill noted that the terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

        As illustrated in the following tables, the analysis indicates an imputed range of values per share of Heritage Oaks common stock of $3.20 to $8.14 when applying multiples of earnings to the applicable amounts indicated in the Heritage Oaks projections and $3.45 to $9.86 when applying multiples of tangible book value to the applicable amounts indicated in the Heritage Oaks projections.

 Earnings Per Share Multiples

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
9.5%	$4.07	$4.88	$5.70	$6.51	$7.33	$8.14
10.5%	$3.91	$4.69	$5.47	$6.25	$7.03	$7.81
11.5%	$3.75	$4.50	$5.25	$6.00	$6.75	$7.50
12.5%	$3.60	$4.32	$5.05	$5.77	$6.49	$7.21
13.5%	$3.46	$4.16	$4.85	$5.54	$6.23	$6.93
14.5%	$3.33	$3.99	$4.66	$5.33	$5.99	$6.66
15.5%	$3.20	$3.84	$4.48	$5.12	$5.76	$6.40

Tangible Book Value Multiples

Discount Rate	100%	125%	150%	175%	200%	225%
9.5%	$4.38	$5.48	$6.57	$7.67	$8.76	$9.86
10.5%	$4.21	$5.26	$6.31	$7.36	$8.41	$9.47
11.5%	$4.04	$5.05	$6.06	$7.07	$8.08	$9.09
12.5%	$3.88	$4.85	$5.82	$6.79	$7.76	$8.73
13.5%	$3.73	$4.66	$5.59	$6.53	$7.46	$8.39
14.5%	$3.58	$4.48	$5.38	$6.27	$7.17	$8.07
15.5%	$3.45	$4.31	$5.17	$6.03	$6.89	$7.76

        Sandler O'Neill also considered and discussed with the Heritage Oaks board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O'Neill performed a similar analysis assuming Heritage Oaks net income varied from 25% above projections to 25% below projections. This analysis resulted in the following range of per share values for Heritage Oaks common stock, using the same price to earnings multiples of 10.0x to 20.0x and a discount rate of 12.5%.

Earnings Per Share Multiples

Annual Budget Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(25.0%)	$2.70	$3.24	$3.78	$4.32	$4.86	$5.41
(20.0%)	$2.88	$3.46	$4.04	$4.61	$5.19	$5.77
(15.0%)	$3.06	$3.68	$4.29	$4.90	$5.51	$6.13
(10.0%)	$3.24	$3.89	$4.54	$5.19	$5.84	$6.49
(5.0%)	$3.42	$4.11	$4.79	$5.48	$6.16	$6.85
0.0%	$3.60	$4.32	$5.05	$5.77	$6.49	$7.21
5.0%	$3.78	$4.54	$5.30	$6.05	$6.81	$7.57
10.0%	$3.96	$4.76	$5.55	$6.34	$7.14	$7.93
15.0%	$4.14	$4.97	$5.80	$6.63	$7.46	$8.29
20.0%	$4.32	$5.19	$6.05	$6.92	$7.78	$8.65
25.0%	$4.50	$5.41	$6.31	$7.21	$8.11	$9.01

Mission Community—Net Present Value Analysis

        Sandler O'Neill also performed an analysis that estimated the aggregate net present value of Mission Community common stock under various circumstances.

        To approximate the terminal value of Mission Community common stock at December 31, 2017, Sandler O'Neill applied price to earnings multiples ranging from 10.0x to 20.0x and multiples of tangible book value ranging from 90% to 140%. The terminal values were then discounted to present values using different discount rates ranging from 9.5% to 15.5% chosen to reflect different assumptions regarding required rates of return of holders for prospective buyers of Mission Community's common stock.

        At the October 21, 2013 Heritage Oaks board of directors meeting, Sandler O'Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

        As illustrated in the following tables, the analysis indicates an imputed range of aggregate values of Mission Community common stock of $21.0 million to $135.5 million when applying earnings multiples to the applicable amounts indicated in the Mission Community projections as adjusted by Heritage Oaks senior management and $26.5 million to $65.0 million when applying multiples of tangible book value to the applicable amounts indicated in the Mission Community projections as adjusted by Heritage Oaks senior management.

Earnings Multiples (in thousands)

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
9.5%	$26,759	$32,111	$37,463	$42,815	$48,166	$53,518
10.5%	$25,687	$30,824	$35,961	$41,098	$46,236	$51,373
11.5%	$24,666	$29,599	$34,532	$39,466	$44,399	$49,332
12.5%	$23,695	$28,434	$33,172	$37,911	$42,650	$47,389
13.5%	$22,770	$27,323	$31,877	$36,431	$40,985	$45,539
14.5%	$21,888	$26,266	$30,644	$35,021	$39,399	$43,777
15.5%	$21,048	$25,258	$29,468	$33,677	$37,887	$42,097

Tangible Book Value Multiples (in thousands)

Discount Rate	90%	100%	110%	120%	130%	140%
9.5%	$33,675	$37,416	$41,158	$44,900	$48,641	$52,383
10.5%	$32,325	$35,917	$39,508	$43,100	$46,692	$50,283
11.5%	$31,041	$34,490	$37,939	$41,388	$44,837	$48,286
12.5%	$29,818	$33,131	$36,445	$39,758	$43,071	$46,384
13.5%	$28,654	$31,838	$35,022	$38,206	$41,389	$44,573
14.5%	$27,545	$30,606	$33,666	$36,727	$39,787	$42,848
15.5%	$26,488	$29,431	$32,374	$35,317	$38,261	$41,204

        Sandler O'Neill also considered and discussed with the Heritage Oaks board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O'Neill performed a similar analysis assuming Mission Community net income varied from 25% above projections to 25% below projections. This analysis resulted in the following range of aggregate values for Mission Community common stock, using the same price to earnings multiples of 10.0x to 20.0x and a discount rate of 12.5%:

Earnings Multiples (in thousands)

Annual Budget Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(25.0%)	$17,771	$21,325	$24,879	$28,434	$31,988	$35,542
(20.0%)	$18,956	$22,747	$26,538	$30,329	$34,120	$37,911
(15.0%)	$20,140	$24,169	$28,197	$32,225	$36,253	$40,281
(10.0%)	$21,325	$25,590	$29,855	$34,120	$38,385	$42,650
(5.0%)	$22,510	$27,012	$31,514	$36,016	$40,518	$45,020
0.0%	$23,695	$28,434	$33,172	$37,911	$42,650	$47,389
5.0%	$24,879	$29,855	$34,831	$39,807	$44,783	$49,759
10.0%	$26,064	$31,277	$36,490	$41,703	$46,915	$52,128
15.0%	$27,249	$32,699	$38,148	$43,598	$49,048	$54,498
20.0%	$28,434	$34,120	$39,807	$45,494	$51,180	$56,867
25.0%	$29,618	$35,542	$41,466	$47,389	$53,313	$59,237

        Sandler O'Neill also considered and discussed with the Heritage Oaks board of directors how this analysis would be affected by incorporating expected deal-related cost savings and expenses. To illustrate this impact, Sandler O'Neill performed similar analyses assuming deferred tax asset valuation allowance recapture of $7.04 million in the second quarter of 2014. These analyses resulted in the following range of aggregate values for Mission Community common stock, using the same multiples and discount rates:

Earnings Multiples (in thousands)

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
9.5%	$67,736	$81,283	$94,830	$108,377	$121,924	$135,472
10.5%	$65,021	$78,025	$91,029	$104,033	$117,037	$130,041
11.5%	$62,437	$74,925	$87,412	$99,900	$112,387	$124,875
12.5%	$59,979	$71,974	$83,970	$95,966	$107,961	$119,957
13.5%	$57,637	$69,164	$80,692	$92,219	$103,746	$115,274
14.5%	$55,406	$66,487	$77,568	$88,650	$99,731	$110,812
15.5%	$53,280	$63,936	$74,592	$85,248	$95,904	$106,560

Tangible Book Value Multiples (in thousands)

Discount Rate	90%	100%	110%	120%	130%	140%
9.5%	$41,763	$46,404	$51,044	$55,685	$60,325	$64,965
10.5%	$40,089	$44,544	$48,998	$53,452	$57,907	$62,361
11.5%	$38,497	$42,774	$47,051	$51,329	$55,606	$59,884
12.5%	$36,981	$41,089	$45,198	$49,307	$53,416	$57,525
13.5%	$35,537	$39,485	$43,434	$47,382	$51,331	$55,279
14.5%	$34,161	$37,957	$41,753	$45,548	$49,344	$53,140
15.5%	$32,850	$36,500	$40,150	$43,801	$47,451	$51,101

 Earnings Multiples (in thousands)

Annual Budget Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(25.0%)	$44,984	$53,981	$62,977	$71,974	$80,971	$89,968
(20.0%)	$47,983	$57,579	$67,176	$76,772	$86,369	$95,966
(15.0%)	$50,982	$61,178	$71,374	$81,571	$91,767	$101,963
(10.0%)	$53,981	$64,777	$75,573	$86,369	$97,165	$107,961
(5.0%)	$56,980	$68,375	$79,771	$91,167	$102,563	$113,959
0.0%	$59,979	$71,974	$83,970	$95,966	$107,961	$119,957
5.0%	$62,977	$75,573	$88,168	$100,764	$113,359	$125,955
10.0%	$65,976	$79,172	$92,367	$105,562	$118,757	$131,953
15.0%	$68,975	$82,770	$96,565	$110,360	$124,155	$137,951
20.0%	$71,974	$86,369	$100,764	$115,159	$129,554	$143,948
25.0%	$74,973	$89,968	$104,962	$119,957	$134,952	$149,946

Analysis of Selected Merger Transactions

        Sandler O'Neill reviewed two groups of comparable mergers and acquisitions, the first of which included eighteen transactions announced between January 1, 2013 and October 18, 2013 involving nationwide banks with target assets between $250 million and $1 billion and non-performing assets to total assets ratio at announcement of less than 3%. The transaction group was composed of the following transactions:

New Century Bancorp, Inc./ Select Bancorp, Inc.
Cardinal Financial Corporation/ United Financial Banking Companies, Inc.
Old National Bancorp/ Tower Financial Corporation
Stonegate Bank/ Florida Shores Bancorp, Inc.
Wilshire Bancorp, Inc./ Saehan Bancorp
United Community Bancorp, Inc./ Mercantile Bank
First Federal Bancshares of Arkansas, Inc./ First National Security Company
F.N.B. Corporation/ BCSB Bancorp, Inc.
Heartland Financial USA, Inc./ Morrill Bancshares, Inc.
Peoples Financial Services Corp./ Penseco Financial Services Corporation
Commerce Bancshares, Inc./ Summit Bancshares, Inc.
Merchants Bancorp/ CITBA Financial Corporation
Glacier Bancorp, Inc./ North Cascades Bancshares, Inc.
CBFH, Inc./ VB Texas, Inc.
Glacier Bancorp, Inc./ Wheatland Bankshares, Inc.
Southern BancShares (N.C.), Inc./ Heritage Bancshares, Inc.
CNB Financial Corporation/ FC Banc Corp.
Lakeland Bancorp, Inc./ Somerset Hills Bancorp

        Sandler O'Neill reviewed the following multiples: transaction price to book value, transaction price to tangible book value, transaction price to last twelve months' earnings, tangible book premium to core deposits and transaction price to seller's stock price one month before transaction announcement. As illustrated in the following table, Sandler O'Neill compared the proposed merger multiples to the median multiples of comparable transaction groups.

	Heritage Oaks / Mission Community		Median Nationwide Transactions		Mean Nationwide Transactions
Transaction Value(1) /
Book Value:	152%		134%		133%
Adjusted Book Value(2)	128%		N/A		N/A
Tangible Book Value:	164%		142%		142%
Adjusted Tangible Book Value(2)	136%		N/A		N/A
Last Twelve Months' Earnings:	23.4	x	15.3	x	15.7	x
Adjusted Last Twelve Months' Earnings(3)	30.7	x	N/A		N/A
Tangible Book Premium to Core Deposits(4):	6.9%		5.5%		6.1%
Adjusted Tangible Book Premium to Core Deposits(3)(4)	4.7%		N/A		N/A
Mission Community Market Capitalization (Oct. 18, 2013):	153.4%		132.3%		143.7%

(1)
Based on 7,541,353 shares issued of Heritage Oaks common stock using the closing price as of October 18, 2013 of $6.42 and aggregate cash consideration of $8.0 million

(2)
Includes $7.04 million in additional equity related to projected recapture of valuation allowance of Mission Community's existing deferred tax asset as a purchase accounting adjustment at the close of the transaction

(3)
Mission Community's last twelve months' pre-tax earnings of $2.823 million have been tax adjusted assuming a 35% tax rate for the period

(4)
Core Deposit Premium = (Deal Value - Tangible Common Equity) / (Core Deposits)

        The second group of mergers and acquisitions selected by Sandler O'Neill included nine transactions announced between January 1, 2012 and October 18, 2013 involving western region banks with target assets between $250 million and $1 billion. The transaction group was composed of the following transactions:

    Wilshire Bancorp, Inc./ Saehan Bancorp
    Bank of Marin Bancorp / NorCal Community Bancorp
    Glacier Bancorp, Inc. / North Cascades Bancshares, Inc.
    Glacier Bancorp, Inc. / Wheatland Bankshares, Inc.
    Umpqua Holdings Corporation / Circle Bancorp
    First PacTrust Bancorp, Inc. / Private Bank of California
    PacWest Bancorp / American Perspective Bank
    Washington Federal Inc. / South Valley Bancorp. Inc.
    Grandpoint Capital Inc. / Bank Capital Corp.

        Sandler O'Neill reviewed the following multiples: transaction price to book value, transaction price to tangible book value, transaction price to last twelve months' earnings, tangible book premium to core deposits and transaction price to seller's stock price one month before transaction announcement.

As illustrated in the following table, Sandler O'Neill compared the proposed merger multiples to the median multiples of comparable transaction groups.

	Heritage Oaks / Mission Community		Median Western Region Transactions		Mean Western Region Transactions
Transaction Value(1) /
Book Value Per Share:	152%		134%		137%
Adjusted Book Value(2)	128%		N/A		N/A
Tangible Book Value Per Share:	164%		134%		140%
Adjusted Tangible Book Value(2)	136%		N/A		N/A
Last Twelve Months' Earnings Per Share:	23.4	x	16.0	x	15.4	x
Adjusted Last Twelve Months' Earnings(3)	30.7	x	N/A		N/A
Tangible Book Premium to Core Deposits(4):	6.9%		3.9%		4.9%
Adjusted Tangible Book Premium to Core Deposits(3)(4)	4.7%		N/A		N/A
Mission Community Market Capitalization (Oct. 18, 2013):	53.4%		28.0%		28.4%

(1)
Based on 7,541,353 shares issued of Heritage Oaks common stock using the closing price as of October 18, 2013 of $6.42 and aggregate cash consideration of $8.0 million

(2)
Includes $7.04 million in additional equity related to projected recapture of valuation allowance of Mission Community's existing deferred tax asset as a purchase accounting adjustment at the close of the transaction

(3)
Mission Community's last twelve months' pre-tax earnings of $2.823 million have been tax adjusted assuming a 35% tax rate for the period

(4)
Core Deposit Premium = (Deal Value - Tangible Common Equity) / (Core Deposits)

Pro Forma Results and Capital Ratios

        Sandler O'Neill analyzed certain potential pro forma effects of the merger, assuming the following: (i) the merger closes in the first quarter of 2014; (ii) aggregate consideration value of $56.4 million, based on Heritage Oaks' closing stock price on October 18, 2013 of $6.42; (iii) Heritage Oaks would be able to achieve cost savings of approximately $9.0 million or 50% of Mission Community's estimated non-interest expense, fully realized in 2015; (iv) pretax transaction costs and expenses would total approximately $9.6 million; (v) a core deposit intangible of approximately $5.4 million (amortized straight-line for seven years); (vi) pretax opportunity cost of cash of approximately 1.0%; (vii) Heritage Oaks' future performance was calculated in accordance with publicly available mean analyst earnings estimates for the years ending December 31, 2013 through December 31, 2014 and publicly available estimated long-term earnings growth rate for the years thereafter as discussed with Heritage Oaks senior management; (viii) Mission Community's future performance was calculated in accordance with internal financial projections for Mission Community for the years ending December 31, 2013 through 2018 as provided by Mission Community and as adjusted by senior management of Heritage Oaks; and (ix) various purchase accounting adjustments, including a mark-to-market adjustment on Mission Community's loan portfolio, securities portfolio, fixed assets, other real estate owned, stated maturity deposits, FHLB borrowings and other borrowings as provided by Heritage Oaks senior management. The analyses indicated that for the year ending December 31, 2014, the merger (excluding transaction expenses) would be accretive to Heritage Oaks' projected earnings per share and, at closing at March 31, 2014 the merger would be dilutive to Heritage Oaks' tangible book value per share. The analyses also indicated that as of closing in the first quarter of 2014, the merger would maintain Heritage Oaks' regulatory capital ratios in excess of the current regulatory guidelines for "well capitalized" status. The actual results achieved by the combined company, however, may vary from projected results and the variations may be material.

Sandler O'Neill's Relationship

        Sandler O'Neill issued a fairness opinion to Heritage Oaks' board of directors in connection with the merger and received a fee associated with the delivery of its fairness opinion Heritage Oaks has paid Sandler O'Neill $125,000 for its fairness opinion, $50,000 as a retainer for its advisory services in connection with the transaction and, if the transaction closes, will pay an additional $75,000 to Sandler O'Neill. Heritage Oaks has also agreed to reimburse Sandler O'Neill's for reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employee and agents against certain expenses and liabilities, including liabilities under applicable federal or state law. Heritage Oaks has paid Sandler O'Neill $312,822 for other services during the last two years.

        In the ordinary course of its broker and dealer business, Sandler O'Neill may purchase securities from and sell securities to Heritage Oaks and Mission Community and their respective affiliates. Sandler O'Neill may also actively trade the debt securities of Heritage Oaks or Mission Community or their respective affiliates for its own account and for the accounts of its customers and, accordingly may at any time hold a long or short position in such securities. Sandler O'Neill has in the past provided investment banking services to, and received customary fees for such services from, Heritage Oaks.

Opinion of D.A. Davidson (Financial Adviser to Mission Community)

        On August 28, 2013, Mission Community entered into an engagement agreement with D.A. Davidson & Co., which we refer to as Davidson to render financial advisory and investment banking services to Mission Community. As part of its engagement, Davidson agreed to assist Mission Community in analyzing, structuring, negotiating and, if appropriate, effecting a transaction between Mission Community and Heritage Oaks. Davidson has also agreed to provide Mission Community's board of directors with an opinion as to the fairness, from a financial point of view, of the merger consideration to the holders of Mission Community common stock in the proposed merger. Mission Community engaged Davidson because Davidson is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Mission Community and its business. As part of its investment banking business, Davidson is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

        On October 21, 2013, the Mission Community board of directors held a meeting to evaluate the proposed merger. At this meeting, Davidson reviewed the financial aspects of the proposed merger and rendered an opinion to the Mission Community board that, at such date and based upon and subject to factors and assumptions set forth therein, the merger consideration was fair, from a financial point of view, to the holders of Mission Community common stock.

        The full text of Davidson's written opinion, dated October 21, 2013, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix C to this proxy statement/prospectus/consent solicitation and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. Mission Community's shareholders are urged to read the opinion in its entirety.

        Davidson's opinion speaks only as of the date of the opinion and Davidson undertakes no obligation to revise or update its opinion. The opinion is directed to the Mission Community board of directors and addresses only the fairness, from a financial point of view to holders of Mission Community common stock, of the merger consideration. The opinion does not address, and Davidson expresses no view or opinion with respect to, (i) the underlying business decision of Mission Community to engage in or proceed with the merger, (ii) the relative merits or effect of the merger as compared to any strategic alternatives or business strategies or combinations that may be or may have been available to or contemplated by Mission Community or Mission Community's board of directors, or (iii) any legal, regulatory, accounting, tax or similar matters relating to Mission Community, its shareholders or relating to or arising out of the merger. The opinion expresses no view or opinion as to any terms or other aspects of the merger. Mission Community and Heritage Oaks determined the merger consideration through the negotiation process. The opinion does not constitute a recommendation to any Mission Community shareholder as to whether the shareholder should consent to the merger or any related matter. The opinion does not express any view as to the fairness of the amount or nature of the compensation to any of Mission Community's or Heritage Oaks' officers, directors or employees, or any class of such persons, relative to the merger consideration. The opinion has been reviewed and approved by Davidson's Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

        Davidson has reviewed the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation is a part and consented to the inclusion of its opinion to the Mission Community board of directors as Appendix C to this proxy statement/prospectus/consent solicitation and to the references to Davidson and its opinion contained herein.

        In connection with rendering its opinion, Davidson reviewed, analyzed and relied upon material bearing upon the merger and the financial and operating condition of Mission Community and Heritage Oaks and the merger, including among other things, the following:

  •
  a draft of the merger agreement dated October 18, 2013;

  •
  certain financial statements and other historical financial and business information about Mission Community and Heritage Oaks made available to us from published sources and/or from the internal records of Mission Community and Heritage Oaks that we deemed relevant;

  •
  certain publicly available analyst earnings estimates for Heritage Oaks for the years ending December 31, 2013 and December 31, 2014 and estimated long-term growth rate for the years thereafter;

  •
  the current market environment generally and the banking environment in particular;

  •
  the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

  •
  the market and trading characteristics of public companies and public bank holding companies in particular;

  •
  the relative contributions of Mission Community and Heritage Oaks to the combined company;

  •
  the net present value of Mission Community with consideration of projected financial results through 2018 based on management guidance;

  •
  the pro forma financial impact of the merger, taking into consideration the amounts and timing of the transaction costs and cost savings; and

  •
  such other financial studies, analyses and investigations and financial, economic and market criteria and other information as we considered relevant including discussions with management and other representatives and advisors of Mission Community and Heritage Oaks concerning the business, financial condition, results of operations and prospects of Mission Community and Heritage Oaks.

        In arriving at its opinion, Davidson has assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Davidson, discussed with or reviewed by or for Davidson, or publicly available, and Davidson has not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Mission Community or Heritage Oaks, nor did Davidson make an independent appraisal or analysis on Mission Community or Heritage Oaks with respect to the merger. In addition, Davidson has not assumed any obligation to conduct, nor has Davidson conducted any physical inspection of the properties or facilities of Mission Community or Heritage Oaks. Davidson has further relied on the assurances of management of Mission Community and Heritage Oaks that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Davidson did not make an independent evaluation or appraisal of the specific assets or liabilities including the amount of any fair value adjustments per FASB141(R). Davidson did not make an independent evaluation of the adequacy of the allowance for loan losses of Mission Community or Heritage Oaks nor has Davidson reviewed any individual credit files relating to Mission Community or Heritage Oaks. Davidson has assumed that the respective allowances for loan losses for both Mission Community and Heritage Oaks are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. Davidson has assumed that there has been no material change in Mission Community's or Heritage Oaks' assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to us. Davidson has assumed in all respects material to its analysis that Mission Community and Heritage Oaks will remain as going concerns for all periods relevant to its analysis. Davidson has also assumed in all respects material to its analysis that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived. Davidson has assumed that in the course of obtaining necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendment or modifications, will be imposed that will have a material adverse affect on the contemplated benefits of the merger. Davidson's opinion is necessarily based upon information available to Davidson and economic, market, financial and other conditions as they exist and can be evaluated on the date the fairness opinion letter was delivered to Mission Community's board of directors.

        Set forth below is a summary of the material financial analyses performed by Davidson in connection with rendering its opinion. The summary of the analyses of Davidson set forth below is not a complete description of the analysis underlying its opinion, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by Davidson. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary financial analyses, as the tables alone are not a complete description of the analyses.

        Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as of October 18, 2013, the last trading day prior to the date on which Davidson delivered the fairness opinion letter to Mission Community's board of directors, and is not necessarily indicative of market conditions after such date.

Summary of Proposal

        Davidson reviewed the financial terms of the proposed transaction. As described in the merger agreement, Mission Community shareholders will have the right to receive, with respect to each of their shares of Mission Community common stock, their pro rata share (taking into account Mission Community warrants and in-the-money stock options on an as-exercised basis) of the aggregate consideration, which, subject to adjustment in certain circumstances, consists of $8.0 million in cash plus 7,541,353 shares of Heritage Oaks common stock. The terms and conditions of the merger are more fully described in the merger agreement. Based upon Mission Community's 8,755,066 common shares outstanding, 6,408,452 warrants outstanding for shares of common stock with an effective strike price of $5.00 per share of common stock, 420,368 in-the-money stock options outstanding with a weighted-average strike price of $5.00 and Heritage Oaks trading price of $6.42 as of October 18, 2013, Davidson calculated a per share consideration of $5.72 and aggregate consideration of approximately $56.4 million. Based upon financial information as of or for the twelve month period ended June 30, 2013, Davidson calculated the following transaction ratios:

Transaction Ratios

Transaction Price / Last Twelve Months Earnings Per Share(1)	29.6	x
Transaction Price / Book Value Per Share	135.4%
Transaction Price / Tangible Book Value Per Share	145.5%
Transaction Price / Book Value (Aggregate)	152.4%
Transaction Price / Tangible Book Value (Aggregate)	163.8%
Tangible Book Premium / Core Deposits(2)	6.9%
Transaction Price / Mission's Closing Price as of October 18, 2013(3)	136.3%
Transaction Price / Mission's 20-Day Average Price as of October 18, 2013(4)	136.3%

(1)
Last twelve months earnings adjusted for after-tax equivalent basis, based on 40.0% tax rate

(2)
Core deposits exclude time deposits with account balances greater than $100,000. Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value over tangible book value by core deposits

(3)
Based on Mission's Closing Price price as of October 18, 2013 of $4.20

(4)
Based on Mission's 20-Day Average Price price as of October 18, 2013 of $4.20

Stock Trading History of Mission Community and Heritage Oaks

        Davidson reviewed the history of the reported trading prices and volume of Mission Community and Heritage Oaks common stock and the relationship between the movements in the prices of Mission Community and Heritage Oaks common stock to movements in certain stock indices, including the Standard & Poor's 500 Index and the SNL Bank Index.

One Year Stock Performance

	Beginning Index Value on October 18, 2012	Ending Index Value on October 18, 2013
Mission	100.0%	133.3%
HEOP	100.0%	117.2%
Standard & Poor's 500 Index	100.0%	119.7%
SNL Bank Index	100.0%	129.7%

Three Year Stock Performance

	Beginning Index Value on October 18, 2010	Ending Index Value on October 18, 2013
Mission	100.0%	70.0%
HEOP	100.0%	191.6%
Standard & Poor's 500 Index	100.0%	147.3%
SNL Bank Index	100.0%	144.5%

Mission Community Comparable Companies Analysis

        Davidson used publicly available information to compare selected financial and market trading information for Mission Community and a group of financial institutions selected by Davidson, which included 21 banks and thrifts with common stock listed on the over-the-counter bulletin board (OTCBB) where the company's headquarters are in Southern California, non-performing assets to total assets ratio was less than 4.00% and return on average assets over the most recent quarter was greater than 0.00%; as set forth below:

Farmers & Merchants Bank of Long Beach	Bank of Santa Clarita
American Business Bank	Bank of Southern California, N.A.
Malaga Financial Corporation	American Riviera Bank
California Republic Bancorp	Community Bank of Santa Maria
1st Enterprise Bank	Pacific Commerce Bank
Security California Bancorp	Founders Bancorp
Manhattan Bancorp	Pacific Alliance Bank
Plaza Bank	Vibra Bank
CommerceWest Bank	Americas United Bank
San Diego Private Bank	Chino Commercial Bancorp
Seacoast Commerce Bank

        The analysis compared publicly available financial and market trading information for Mission Community and the median data for the comparable companies as of and for the three month period ended June 30, 2013. The table below compares the data for Mission Community and the median data for the comparable companies, with pricing data as of October 18, 2013.

Financial Condition and Performance

	Mission	Comparable Group Median Result
Total Assets (in millions)	$447.0	$274.9
Non-Performing Assets / Total Assets	2.22%	0.50%
Loan Loss Reserves / Non-Performing Loans	46.3%	135.9%
Texas Ratio(1)	25.7%	4.5%
Tangible Common Equity Ratio	7.75%	10.52%
Net Interest Margin	4.05%	4.01%
Cost of Deposits	0.17%	0.32%
Efficiency Ratio	89.1%	75.9%
Return on Average Equity(2)	3.80%	7.86%
Return on Average Assets(2)	0.33%	0.87%

 Market Performance Multiples

	Mission		Comparable Group Median Result
Market Capitalization (in millions)	$36.8		$33.4
Price / Tangible Book Value Per Share	106.7%		102.0%
Price / LTM Earnings Per Share	13.5	x	13.2	x

(1)
Texas ratio is calculated as the sum of non-performing assets and loans 90 days or more past due divided by the sum of tangible common equity and loan loss reserves

(2)
Adjusted for after-tax equivalent basis, based on 40.0% tax rate

Heritage Oaks Comparable Companies Analysis

        Davidson used publicly available information to compare selected financial and market trading information for Heritage Oaks and two separate groups of financial institutions selected by Davidson. The two Heritage Oaks groups of comparable companies consisted of (1) "California Companies" which included 14 banks and thrifts headquartered in California with common stock listed on NASDAQ and market capitalization between $100.0 million and $500.0 million; and (2) "Western U.S. Companies" which consisted of 21 banks and thrifts headquartered in California, Colorado, Oregon, and Washington with a market capitalization between $100.0 million and $500.0 million; as set forth below:

California Companies
TriCo Bancshares	Heritage Commerce Corp
Bridge Capital Holdings	CU Bancorp
Preferred Bank	Provident Financial Holdings, Inc.
Banc of California, Inc.	North Valley Bancorp
Sierra Bancorp	Simplicity Bancorp, Inc.
Bank of Marin Bancorp	Pacific Mercantile Bancorp
Pacific Premier Bancorp, Inc.	Central Valley Community Bancorp

Western U.S. Companies
CoBiz Financial Inc.	Bank of Marin Bancorp
TriCo Bancshares	Pacific Premier Bancorp, Inc.
Guaranty Bancorp	Washington Banking Company
Cascade Bancorp	Heritage Commerce Corp
HomeStreet, Inc.	CU Bancorp
Bridge Capital Holdings	Provident Financial Holdings, Inc.
Preferred Bank	North Valley Bancorp
Heritage Financial Corporation	Simplicity Bancorp, Inc.
Banc of California, Inc.	Pacific Mercantile Bancorp
Pacific Continental Corporation	Central Valley Community Bancorp
Sierra Bancorp

        The analysis compared publicly available financial and market trading information for Heritage Oaks and the median data for the comparable companies as of and for the three month period ended June 30, 2013. The table below compares the data for Heritage Oaks and the median data for the comparable companies, with pricing data as of October 18, 2013. The 2013 and 2014 Earnings Per Share estimates used in the table below were based on FactSet Research Systems, Inc. average estimates for Heritage Oaks and the comparable companies.

 Financial Condition and Performance

		Comparable Group Median Result
	HEOP	California Companies	Western US
Total Assets (in millions)	$1,096.9	$1,389.0	$1,428.5
Non-Performing Assets / Total Assets	1.45%	2.00%	2.02%
Loan Loss Reserves / Non-Performing Loans	112.5%	70.6%	78.5%
Texas Ratio(1)	12.5%	14.7%	15.8%
Tangible Common Equity Ratio	10.07%	10.55%	10.63%
Net Interest Margin	4.04%	3.97%	3.93%
Cost of Deposits	0.32%	0.21%	0.22%
Efficiency Ratio	63.8%	67.7%	68.2%
Return on Average Equity	7.34%	8.13%	8.39%
Return on Average Assets	1.00%	0.92%	0.92%

Market Performance Multiples

			Comparable Group Median Result
	HEOP		California Companies		Western US
Market Capitalization (in millions)	$162.8		$219.7		$249.1
Price / Tangible Book Value Per Share	149.0%		141.3%		142.2%
Price / LTM Earnings Per Share	11.7	x	17.2	x	17.2	x
Price / 2013 Est. Earnings Per Share(2)	15.2	x	17.9	x	16.7	x
Price / 2014 Est. Earnings Per Share(2)	14.1	x	14.9	x	15.0	x

(1)
Texas ratio is calculated as the sum of non-performing assets and loans 90 days or more past due divided by the sum of tangible common equity and loan loss reserves

(2)
Earnings per share estimates based on FactSet Research Systems, Inc. mean estimates

Precedent Transactions Analysis

        Davidson reviewed three sets of comparable merger and acquisition transactions. The sets of mergers and acquisitions included: (1) "California Transactions" which included 14 transactions announced from January 1, 2011 through October 18, 2013 involving banks and thrifts headquartered in California where the selling company's total assets were between $100.0 million and $750.0 million, non-performing assets to total assets ratio was less than 4.00% and return on average assets over the preceding twelve months was greater than 0.00%; (2) "Nationwide Transactions" which included 20 transactions announced from January 1, 2011 through October 18, 2013 involving banks and thrifts headquartered nationwide where the selling company's total assets were between $300.0 million and $700.0 million, non-performing assets to total assets ratio was less than 3.00% and return on average assets over the preceding twelve months was greater than 0.00%; (3) "Recent Stock Transactions" which included 16 transactions announced from January 1, 2012 through October 18, 2013 involving banks and thrifts headquartered nationwide where the merger transaction value was between $25.0 million and $100.0 million and included a component of stock consideration, the selling company's total assets were between $300.0 million and $750.0 million, non-performing assets to total assets ratio was less than 4.00% and the last twelve months return on average assets was greater than 0.00%; as set forth below:

California Transactions

Announcement Date	Acquirer	Target
7/15/2013*	Wilshire Bancorp, Inc.	Saehan Bancorp
5/02/2013*	Sterling Financial Corporation	Commerce National Bank
3/06/2013	Pacific Premier Bancorp, Inc.	San Diego Trust Bank
12/20/2012	Central Valley Community Bancorp	Visalia Community Bank
8/30/2012	Umpqua Holdings Corporation	Circle Bancorp
8/22/2012	First PacTrust Bancorp, Inc.	Private Bank of California
4/30/2012	PacWest Bancorp	American Perspective Bank
3/27/2012	SKBHC Holdings LLC	Security Business Bancorp
3/26/2012	FNB Bancorp	Oceanic Bank Holding, Inc.
1/19/2012	Grandpoint Capital, Inc.	California Community Bank
12/09/2011	California United Bank	Premier Commercial Bancorp
8/31/2011	First PacTrust Bancorp, Inc.	Beach Business Bank
6/06/2011	Opus Bank	RMG Capital Corporation
3/10/2011	Grandpoint Capital, Inc.	Orange Community Bancorp

*
Indicates the transaction was pending as of October 18, 2013

Nationwide Transactions

Announcement Date	Acquirer	Target
9/10/2013*	Old National Bancorp	Tower Financial Corporation
9/09/2013*	Cardinal Financial Corporation	United Financial Banking Companies
7/15/2013*	Wilshire Bancorp, Inc.	Saehan Bancorp
6/14/2013*	F.N.B. Corporation	BCSB Bancorp, Inc.
3/27/2013	Glacier Bancorp, Inc.	North Cascades Bancshares, Inc.
3/26/2013*	CNB Financial Corporation	FC Banc Corp.
1/29/2013	Lakeland Bancorp, Inc.	Somerset Hills Bancorp
11/06/2012*	Old Florida Bancshares, Inc.	New Traditions National Bank
10/22/2012	F.N.B. Corporation	Annapolis Bancorp, Inc.
10/18/2012	Penns Woods Bancorp, Inc.	Luzerne National Bank Corporation
10/15/2012	Pacific Premier Bancorp, Inc.	First Associations Bank
9/26/2012	MidSouth Bancorp, Inc.	PSB Financial Corporation
9/18/2012	Wintrust Financial Corporation	HPK Financial Corporation
8/30/2012	Umpqua Holdings Corporation	Circle Bancorp
8/22/2012	First PacTrust Bancorp, Inc.	Private Bank of California
1/18/2012	Provident New York Bancorp	Gotham Bank of New York
12/09/2011	California United Bank	Premier Commercial Bancorp
12/08/2011	ViewPoint Financial Group, Inc.	Highlands Bancshares, Inc.
10/11/2011	First Financial Corporation	Freestar Bank, National Association
8/31/2011	First PacTrust Bancorp, Inc.	Beach Business Bank

*
Indicates the transaction was pending as of October 18, 2013

Recent Stock Transactions

Announcement Date	Acquirer	Target
9/09/2013*	Cardinal Financial Corporation	United Financial Banking Companies
7/30/2013*	CenterState Banks, Inc.	Gulfstream Bancshares, Inc.
6/14/2013*	F.N.B. Corporation	BCSB Bancorp, Inc.
3/27/2013	Glacier Bancorp, Inc.	North Cascades Bancshares, Inc.
3/26/2013*	CNB Financial Corporation	FC Banc Corp.
3/05/2013	SI Financial Group, Inc.	Newport Bancorp, Inc.
1/29/2013	Lakeland Bancorp, Inc.	Somerset Hills Bancorp
11/06/2012*	Old Florida Bancshares, Inc.	New Traditions National Bank
10/22/2012	F.N.B. Corporation	Annapolis Bancorp, Inc.
10/18/2012	Penns Woods Bancorp, Inc.	Luzerne National Bank Corporation
9/26/2012	MidSouth Bancorp, Inc.	PSB Financial Corporation
9/18/2012	Wintrust Financial Corporation	HPK Financial Corporation
8/22/2012	First PacTrust Bancorp, Inc.	Private Bank of California
7/19/2012	WesBanco, Inc.	Fidelity Bancorp, Inc.
5/31/2012	United Financial Bancorp, Inc.	New England Bancshares, Inc.
5/01/2012	Independent Bank Corp.	Central Bancorp, Inc.

*
Indicates the transaction was pending as of October 18, 2013

        Davidson reviewed the following multiples for all three sets of comparable mergers and acquisitions: transaction price to last twelve months earnings per share, transaction price to tangible book value, and tangible book premium to core deposits. As illustrated in the following table, Davidson compared the proposed merger multiples to the median multiples of the comparable transaction groups and other operating financial data where relevant. The table below sets forth the median data for the comparable transaction groups as of the last twelve months ended prior to the transaction announcement and Mission Community data for the last twelve months ended June 30, 2013.

Financial Condition and Performance

		Comparable Group Median Results
	Mission	California Transactions	Nationwide Transactions	Recent Stock Transactions
Total Assets (in millions)	$447.0	$251.5	$410.9	$452.3
Return on Average Assets (Last Twelve Months)(1)	0.39%	0.43%	0.69%	0.67%
Return on Average Equity (Last Twelve Months)(1)	4.57%	4.43%	7.96%	6.14%
Tangible Common Equity Ratio	7.75%	10.07%	9.22%	8.83%
Efficiency Ratio (Last Twelve Months)	90.1%	77.4%	73.0%	75.2%
Non-Performing Assets / Total Assets	2.22%	1.73%	1.43%	1.75%
Loan Loss Reserves / Non-Performing Loans	46.3%	125.8%	104.9%	76.4%

 Transaction Multiples

			Comparable Group Median Results
	Mission		California Transactions		Nationwide Transactions		Recent Stock Transactions
Transaction Price / Last Twelve Months Earnings Per Share	29.6	x	20.7	x	16.4	x	16.4	x
Transaction Price / Tangible Book Value Per Share	145.5%		126.2%		127.7%		132.7%
Tangible Book Premium / Core Deposits(2)	6.9%		2.7%		3.6%		4.4%

(1)
Adjusted for after-tax equivalent basis, based on 40.0% tax rate

(2)
Core deposits exclude time deposits with account balances greater than $100,000. Tangible book premium / core deposits calculated by dividing the excess or deficit of the aggregate transaction value over tangible book value by core deposits

Net Present Value Analysis

        Davidson performed an analysis that estimated the net present value per share of Mission Community common stock under various circumstances. The analysis assumed Mission Community performed in accordance with management's financial forecasts for the years ending December 31, 2013, December 31, 2014 and December 31, 2015 and an estimated long-term growth rate for the years thereafter, as discussed with management of Mission Community. To approximate the terminal value of Mission Community common stock at December 31, 2018, Davidson applied price to forward earnings multiples of 16.0x to 20.0x and multiples of tangible book value ranging from 125.0% to 175.0%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.00% to 13.00% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Mission Community's common stock. In evaluating the discount rate, Davidson used the industry standard methods of adding the current risk-free rate, which is based on the 10-year Treasury yield, plus the published Ibbotson Equity Risk Premium, plus the published Ibbotson Size Premium, plus the published Ibbotson Industry Premium.

        At the October 21, 2013 Mission Community board of directors meeting, Davidson noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

        As illustrated in the following tables, the analysis indicates an imputed range of values per share of Mission Community common stock of $5.01 to $6.49 when applying the price to earnings multiples to the financial forecasts and $4.88 to $6.78 when applying the multiples of tangible book value to the financial forecasts.

Earnings Per Share Multiples

Discount Rate	16.0x	17.0x	18.0x	19.0x	20.0x
9.00%	$5.63	$5.84	$6.06	$6.27	$6.49
10.00%	$5.46	$5.66	$5.87	$6.07	$6.28
11.00%	$5.30	$5.50	$5.69	$5.88	$6.08
12.00%	$5.15	$5.34	$5.52	$5.71	$5.89
13.00%	$5.01	$5.19	$5.36	$5.54	$5.71

Tangible Book Value Multiples

Discount Rate	125.0%	135.0%	145.0%	155.0%	165.0%	175.0%
9.00%	$5.47	$5.73	$5.99	$6.25	$6.51	$6.78
10.00%	$5.31	$5.56	$5.80	$6.05	$6.30	$6.55
11.00%	$5.15	$5.39	$5.63	$5.87	$6.10	$6.34
12.00%	$5.01	$5.24	$5.46	$5.69	$5.91	$6.14
13.00%	$4.88	$5.09	$5.31	$5.52	$5.74	$5.95

Financial Impact Analysis

        Davidson performed pro forma merger analyses that combined projected income statement and balance sheet information of Mission Community and Heritage Oaks. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Heritage Oaks. In the course of this analysis, Davidson used the FactSet Research Systems, Inc. consensus earnings estimates for Heritage Oaks for 2013 and 2014, as of October 18, 2013, and used earnings estimates for Mission Community for 2013 and 2014 provided by Mission Community management. This analysis indicated that the merger is expected to be accretive to Heritage Oaks' estimated earnings per share in 2015. The analysis also indicated that the merger is expected to be dilutive to tangible book value per share for Heritage Oaks and that Heritage Oaks would maintain capital ratios in excess of those required for Heritage Oaks to be considered well-capitalized under existing regulations. For all of the above analyses, the actual results achieved by Heritage Oaks following the merger will vary from the projected results, and the variations may be material.

        Davidson prepared its analyses for purposes of providing its opinion to Mission Community's board of directors as to the fairness, from a financial point of view to holders of Mission Community common stock, of the merger consideration and to assist Mission Community's board of directors in analyzing the proposed merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties and their respective advisors, none of Mission Community, Heritage Oaks or Davidson or any other person assumes responsibility if future results are materially different from those forecasted.

        Davidson's opinion was one of many factors considered by the Mission Community's board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors of Mission Community or management with respect to the merger or the merger consideration.

        Davidson and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions. Davidson acted as financial advisor to Mission Community in connection with, and participated in certain of the negotiations leading to the merger. Davidson is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Davidson and its affiliates may provide such services to Mission Community, Heritage Oaks and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Mission Community and Heritage Oaks for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities. Mission Community selected

Davidson as its financial advisor because it is a recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated August 28, 2013, Mission Community engaged Davidson as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of the engagement letter, Mission Community agreed to pay Davidson a cash fee of $100,000 concurrently with the rendering of its opinion. Mission Community will pay to Davidson at the time of closing of the merger a contingent cash fee of $150,000. Mission Community has also agreed to reimburse Davidson for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify Davidson and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

        Davidson has, in the past, provided certain investment banking services to Mission Community and its affiliates, has had a material relationship with Mission Community and its affiliates and has received compensation and reimbursement of out-of-pocket expenses for such services. During the two years preceding the date of the opinion, Davidson has had a material relationship with Mission Community, however Davidson has not received compensation for these services except for the compensation already identified. Additionally, Davidson may provide investment banking services to the combined company in the future and may receive future compensation.

Management and Board of Directors of Heritage Oaks After the Merger

        Other than as set forth below, the current directors and senior officers of Heritage Oaks are expected to continue in their current positions. Information about the current Heritage Oaks directors and executive officers can be found in the documents listed under the section entitled "WHERE YOU CAN FIND MORE INFORMATION" beginning on page (i).

        Heritage Oaks and Carpenter have agreed to enter into an Investor Rights Agreement prior to the effective time of the merger pursuant to which, among other things, Carpenter will have the right to appoint two directors to the Heritage Oaks Board and the Heritage Oaks Bank Board for so long as Carpenter owns at least 14.9% of the issued and outstanding shares of common stock of Heritage Oaks, and to appoint one director to the Heritage Oaks Board and the Heritage Oaks Bank Board for so long as Carpenter owns between 6% and 14.9% of the issued and outstanding shares of Heritage Oaks common stock. Immediately following the merger it is anticipated that Carpenter will own in excess of 14.9% of the issued and outstanding shares of Heritage Oaks, and, accordingly, subject to certain conditions, will have the right to nominate two individuals to the Heritage Oaks Board and the Heritage Oaks Bank Board. Carpenter intends to nominate Howard Gould, an existing director of Mission Community, to fill one of these new director positions. The second nominee has not yet been determined by Carpenter.

        Howard Gould, 64, has served on the Board of Directors of Mission Community since 2008. Mr. Gould serves on the Board of Mission Community as a nominee of Carpenter pursuant to the terms of a Stock Purchase Agreement dated January 24, 2008, as amended, between Mission Community and Carpenter. Pursuant to that agreement, Mission Community agreed to nominate one person designated by Carpenter to its board of directors and to continue to nominate one such person for so long as Carpenter continues to own at least 10% of the issued and outstanding shares of Mission Community.

        Mr. Gould has served as the Vice Chairman of Carpenter & Company since 2005 and as a Managing Member of Carpenter Fund Manager GP, LLC since 2007. He has also served as a Director of Bridge Capital Holdings, Inc., San Jose, California since 2008 and formerly served as a director of Nara Bancorp, Los Angeles, California from 2005 to 2010.

        We believe Mr. Gould has relevant experience and expertise, together with a level of demonstrated integrity, judgment, leadership and collegiality, to effectively advise and oversee management on the Heritage Oaks board. Specifically, Mr. Gould served as a former Commissioner of Financial Institutions for the State of California providing significant insight into the regulation of financial institutions. In addition, he has previous experience as a director of financial institutions and has held key executive management positions in multi-billion dollar banks including Vice Chairman and Chief Credit Officer over several decades of active bank management experience.

        The following table sets forth information with regard to compensation earned by Mr. Gould as a non-employee director of Mission Community in 2012.

Name	Fees Earned or Paid In Cash	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Howard N. Gould	$12,200	0	0	0	0	$12,200

        As noted above, Mr. Gould serves as a Managing Member of Carpenter Fund Manager GP, LLC, the general partner of the Carpenter Community BancFunds, the principal shareholder of Mission Community. Mission Community Bank, Mission Community's wholly-owned banking subsidiary, purchased $3 million in limited partnership interests in MIMS-1, L.P., a Delaware limited partnership ("MIMS") in September 2012 and an additional $100,000 in limited partnership interests in MIMS prior to year-end 2012, for an aggregate investment in MIMS of $3.1 million in 2012 representing an approximately 9.1% ownership interest in the limited partnership interests of MIMS at December 31, 2012. The Fund Manager is the general partner of the two investment funds which, at the time of these transactions, indirectly owned 70% of the sole general partner of MIMS. MIMS was organized for the primary purpose of investing, reinvesting and trading in private label and agency mortgage-backed securities.

        On September 27, 2013, CGB Asset Management, Inc., which is wholly owned by Carpenter, acquired certain assets from certain subsidiaries of Mission Community for the fair value of such assets. Specifically, CGB Asset Management, Inc. acquired an interest in a loan participation from Mission Asset Management, Inc., a wholly-owned subsidiary of Mission Community, for an aggregate purchase price of $599,083. In addition, CGB Asset Management, Inc. acquired a non-performing loan and related instruments for a purchase price of $343,800 from Mission Community Bank.

Financial Interests of Directors and Officers of Mission Community in the Merger

        In considering the recommendation of the Board of Directors of Mission Community that you consent to approve the merger and the merger agreement, you should be aware that some of the executive officers and directors of Mission Community have financial interests in the merger that are different from, or in addition to, those of the shareholders of Mission Community generally. The members of the Board of Directors of Mission Community were aware of and considered these interests, as such interests are addressed below, among other matters, in evaluating the merger agreement and the merger, and in recommending to the shareholders that the merger agreement be approved.

        Stock Ownership.    The directors and executive officers of Mission Community, and their affiliates, beneficially owned (excluding options and warrants) as of the record date, a total of 7,011,779 shares(1) of Mission Community common stock, representing approximately 80.1% of the total outstanding shares of Mission Community common stock. Each of the directors of Mission Community has entered into a Voting and Support Agreement pursuant to which, among other things, the directors have agreed

(1)
Includes 6,928,179 shares owned of record by the Carpenter Community BancFunds of which Carpenter Fund Manager GP, LLC is the general partner. Two of Mission Community's directors, Howard Gould and Maryam Hamzeh, are affiliates of Carpenter Fund Manager GP, LLC. See "Security Ownership of Management of Mission Community."

to vote any shares they beneficially own in favor of the merger. The directors and executive officers of Mission Community will receive the same merger consideration as the other shareholders of Mission Community.

        Options.    The executive officers of Mission Community hold options to purchase an aggregate of 400,368 shares of common stock of Mission Community which are exercisable at a price less than the per share merger consideration. Each of these option holders has executed an Option Holder Agreement with Mission Community pursuant to which the option holders have agreed not to exercise their options prior to the effective time of the merger and providing that their options will terminate at the effective time of the merger in consideration for payment at the effective time of the merger of an amount in cash equal to the difference between (i) $5.92 and (ii) the exercise price of their respective options. The executive officers of Mission Community hold the following number of in-the-money options, all of which are exercisable at a price of $5.00 per share.

Executive Officer	Options Vested At October 31, 2013	Options that Will Vest as a Result of Merger	Total Options	Total Cash Payment Upon Merger
James W. Lokey	100,368	0	100,368	$92,339
Robert Stevens	8,000	67,000	75,000	$69,000
Tom L. Dobyns	15,000	135,000	150,000	$138,000
Thomas J. Tolda	0	75,000	75,000	$69,000

        In addition, individuals who hold options to purchase Mission Community common stock that are not in-the-money have executed Option Cancellation Agreement pursuant to which they have agreed to accept a flat fee of $500 with respect to the cash out and cancellation of their options immediately prior to the effective time of the merger, unless exercised prior to the effective time of the merger. Brooks Wise, an executive officer of Mission Community, has entered into such an Option Cancellation Agreement with regard to 20,532 shares underlying options not-in-the-money.

        Warrants.    Certain directors of Mission Community and their affiliates hold warrants to purchase the common stock of Mission Community exercisable at a price of $5.00 per share. Directors Andrews, Sackrider, Wise and Yost acquired their warrants in connection with a public rights offering of Mission Community, and all warrants purchased in such public rights offering will expire by their terms upon the effective time of the merger. Pursuant to the terms of the merger agreement, the warrants purchased in the public rights offering are to be automatically converted into the right to receive $0.92 per share upon the effective time of the merger, unless exercised prior to the effective time of the merger. In addition, Carpenter holds warrants to purchase an aggregate of 5,659,780 shares of Mission Community common stock which warrants are exercisable at a price of $5.00 per share. Carpenter has entered into a Warrant Holder Agreement agreeing not to exercise its warrants prior to the effective time of the merger in consideration for payment of $0.92 per warrant share at the time of the merger, at which time all of its respective warrants will be cancelled. Directors Gould and Hamzeh are affiliates of Carpenter. Mission Community's directors or their affiliates hold the following warrants and will receive the following aggregate consideration upon the cancellation of their warrants at the effective time of the merger:

Name	No. of Warrants		Cash Consideration
George H. Andrews	6,000		$5,520
Howard Gould	5,659,780	(1)	$5,206,998
Maryam Hamzeh	5,659,780	(2)	$5,206,998
Harry H. Sackrider	2,000		$1,840
Brooks W. Wise	5,500		$5,060
Stephen P. Yost	15,000		$13,800

(1)
These warrants are owned of record as follows: Carpenter Community BancFund, L.P. (177,577 warrants), Carpenter Community BancFund-A, L.P. (5,123,857 warrants) and Carpenter Community BancFund-CA, L.P. (186,366 warrants). Director Gould is an affiliate of the general partner of the Carpenter Funds. See "Security Ownership of Management of Mission Community."

(2)
These warrants are owned of record as follows: Carpenter Community BancFund, L.P. (177,577 warrants), Carpenter Community BancFund-A, L.P. (5,123,857 warrants) and Carpenter Community BancFund-CA, L.P. (186,366 warrants). Director Hamzeh is an affiliate of the general partner of the Carpenter Funds. See "Security Ownership of Management of Mission Community."

        Change in Control Payments under Employment Agreements.    Mission Community is party to an Employment Agreement with each of Messrs. Dobyns, Stevens and Tolda. Each of these employment agreements provide for severance benefits in the event of certain qualifying terminations of employment, including a termination due to a change in control.

        Pursuant to the Employment Agreement dated as of December 18, 2012 among Mission Community, Mission Community Bank and Tom L. Dobyns, the President of Mission Community and Chief Executive Officer of Mission Community Bank, upon his termination in the event of a change in control, Mr. Dobyns is entitled to receive (i) a lump sum payment equal to 24 months of his current base salary plus an amount equal to 50% of his current base salary and (ii) continuation of his coverage under the group medical plan for 12 months following his termination. Further, the employment agreement provides that in the event of a change in control there will be an acceleration of vesting of all of Mr. Dobyn's equity awards.

        Pursuant to the Employment Agreement dated as of December 18, 2012 among Mission Community, Mission Community Bank and Robert J. Stevens, the Executive Vice President and Chief Credit Officer of Mission Community, upon his termination in the event of a change in control, Mr. Stevens is entitled to receive (i) a lump sum payment equal to 12 months of his current base salary plus an amount equal to 33% of his current base salary and (ii) continuation of his coverage under the group medical plan for 12 months following his termination. Further, the employment agreement provides that in the event of a change in control there will be an acceleration of vesting of all of Mr. Steven's equity awards.

        Pursuant to the Employment Agreement dated as of December 18, 2012 among Mission Community, Mission Community Bank and Thomas J. Tolda, the Executive Vice President and Chief Financial Officer of Mission Community, upon his termination in the event of a change in control, Mr. Tolda is entitled to receive (i) a lump sum payment equal to 12 months of his current base salary plus an amount equal to 33% of his current base salary and (ii) continuation of his coverage under the group medical plan for 12 months following his termination. Further, the employment agreement provides that in the event of a change in control there will be an acceleration of vesting of all of Mr. Tolda's equity awards.

        Retention Payment under CEO Employment Agreement.    Mission Community entered into an employment agreement with James W. Lokey dated October 21, 2013 pursuant to which Mr. Lokey has agreed to continue to serve as Chairman of the Board of Directors and Chief Executive Officer of Mission Community through the effective time of the merger. The employment agreement provides for a base salary to Mr. Lokey of $250,000 per annum and a bonus of $30,000 in recognition of Mr. Lokey's prior employment with Mission Community payable on the earlier of January 1, 2014 or the date of completion of the merger. The employment agreement further provides that Mr. Lokey will receive a payment of $250,000 immediately prior to the completion of the merger, subject to certain conditions.

        Summary of Payments to Certain Executive Officers.    The following table summarizes certain payments to be received by the principal executive officer of Mission Community and the two next most highly compensated executive officers of Mission Community as of December 31, 2012 as a result of the consummation of the transactions under the merger agreement.

Name	Cash(1)	Equity(2)	Pension/ NQDC	Perquisites/ Benefits(3)	Tax Reimbursement	Other	Total
James W. Lokey	$250,000	$0	0	0	0	0	$250,000
Tom L. Dobyns	$825,000	$96,600	0	$5,899	0	0	$927,489
Robert J. Stevens	$332,500	$48,900	0	$5,899	0	0	$387,289

(1)
Represents amount payable under employment agreements with respect to termination of employee following a change in control, or, in the case of Mr. Lokey, his retention payment.

(2)
Represents amount payable to the officer with respect to options that will be accelerated as a result of the merger. Does not include payments due under the Option Holder Agreement between Mission Community and the executive officer with respect to options that are already vested at October 31, 2013. See "Options," above.

(3)
Represents estimated amount payable on behalf of employee with respect to maintenance of health insurance benefits for a period of 12 months following a change in control as provided in the respective employee's employment agreement.

        Continuing Directors.    Heritage Oaks and Carpenter have agreed to enter into an Investor Rights Agreement prior to the effective time of the merger pursuant to which, among other things, Carpenter will have the right to appoint two directors to the Heritage Oaks Board and the Heritage Oaks Bank Board for so long as Carpenter owns at least 14.9% of the issued and outstanding shares of common stock of Heritage Oaks, and to appoint one director to the Heritage Oaks Board and the Heritage Oaks Bank Board for so long as Carpenter owns between 6% and 14.9% of the issued and outstanding shares of Heritage Oaks common stock. Immediately following the merger it is anticipated that Carpenter will own in excess of 14.9% of the issued and outstanding shares of Heritage Oaks, and, accordingly, subject to certain conditions, will have the right to nominate two individuals to the Heritage Oaks Board and the Heritage Oaks Bank Board. Carpenter intends to nominate Howard Gould, an existing director of Mission Community, to fill one of these new director positions. The second nominee has not yet been determined by Carpenter.

        Insurance.    Pursuant to the merger agreement, Heritage Oaks is required to maintain in effect the current policies of directors' and officers' liability insurance maintained by Mission Community (or comparable coverage) for a period of six (6) years from the effective date of the merger with respect to possible claims against directors and/or executive officers of Mission Community arising from facts or events which occurred prior the effective time of the merger.

        Indemnification.    Heritage Oaks agreed to indemnify the directors and officers of Mission Community, against all losses, claims, damages, costs, expenses (including attorneys' fees), liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or before the effective time of the merger, whether asserted or claimed before, at or after the effective time of the merger, arising in whole or in part out of or pertaining to the fact that he or she was acting in his or her capacity as a director or officer of Mission Community or a subsidiary thereof to the fullest extent that the indemnified party would be entitled under the articles of incorporation and bylaws of Mission Community as in effect on the date of the merger agreement and to the extent permitted by applicable law.

Financial Interests of Directors and Officers of Heritage Oaks in the Merger

        Heritage Oaks has not entered into any agreement or understanding, whether written or unwritten, with any director or executive officer pursuant to which any such person would be entitled to receive compensation, whether present, deferred or contingent, that is based on or otherwise relates to the merger.

Regulatory Approvals Required for the Merger

        Completion of the merger and the bank merger is subject to the receipt of all approvals required to complete the transactions contemplated by the merger agreement from the Federal Reserve, FDIC and the Department of Business Oversight and the expiration of any applicable statutory waiting periods in each case subject to the condition that none of the approvals shall contain any "materially burdensome regulatory condition". The merger agreement defines a "materially burdensome regulatory condition" to mean any condition that would, or would be reasonably likely to, individually or in the aggregate, materially reduce the benefits of the merger to such a degree that Heritage Oaks and/or Mission Community would not have entered into the merger agreement had such conditions, restrictions or requirements been known at the date of execution of the merger agreement. Each of Heritage Oaks and Mission Community have agreed to take all actions that are necessary, proper and advisable in connection with obtaining all regulatory approvals, and have agreed to fully cooperate with the other in the preparation and filing of the applications and other documents necessary to complete the transactions contemplated by the merger. Heritage Oaks and its subsidiaries, Mission Community and its subsidiaries and Carpenter have filed, or are in the process of filing, applications and notifications to obtain these regulatory approvals.

        Although the parties currently believe they should be able to obtain all required regulatory approvals in a timely manner, they cannot be certain when or if they will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to the combined company after the completion of the merger or will contain a materially burdensome regulatory condition.

Federal Reserve Applications

  The Merger

        Heritage Oaks is a bank holding company under Section 3 of the BHC Act. Section 3(a)(5) of the BHC Act generally requires the prior approval of the Federal Reserve for any bank holding company to merge with any other bank holding company. Heritage Oaks is required to file an application with the Federal Reserve. In considering the approval of the merger, the Federal Reserve is required by the BHC Act to review, with respect to Heritage Oaks and the companies and insured depository institutions to be acquired: (1) financial and managerial resources and the effect of the proposed transaction on these resources, including the management expertise, internal controls and risk management systems, (2) the effect of the proposal on competition and (3) whether the proposed transaction can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency, that outweigh possible adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest, unsound banking practices or risk to the stability of the United States banking or financial system. The Federal Reserve also reviews the records of the relevant insured depository institutions under the Community Reinvestment Act of 1977. In connection with such a review, the Federal Reserve will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines such meeting or other proceeding would be appropriate.

        Carpenter Fund Manager, GP, LLC, the general partner of the Carpenter Community BancFunds, which own approximately 79% of the issued and outstanding shares of Mission Community, is a bank holding company under Section 3 of the BHC Act. Section 3(a)(3) of the BHC Act generally requires the prior approval of the Federal Reserve for any bank holding company to acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, such company will directly or indirectly own or control more than 5 percent of the voting shares of such bank. Carpenter Fund Manager GP, LLC, which by virtue of the merger, will acquire more than 5% of the voting shares of Heritage Oaks Bank, is required to file an application with the Federal Reserve. In considering the approval of the merger, the Federal Reserve is required to take the same considerations into account as are discussed above for the application for the merger.

  Merger of Heritage Oaks Bank and Mission Community Bank

        Because Heritage Oaks Bank is a state nonmember bank, prior approval to merge Mission Community Bank with and into Heritage Oaks Bank is required from the FDIC, pursuant to Section 18(c) of the Federal Deposit Insurance Act, which we refer to as the Bank Merger Act. In evaluating an application filed under the Bank Merger Act, the FDIC is required to take into consideration (1) the competitive impact of the proposed transactions, (2) financial and managerial resources and future prospects of the banks party to the merger, (3) the convenience and needs of the communities served by the banks and their compliance with the Community Reinvestment Act, (4) the banks' effectiveness in combating money-laundering activities, and (5) the extent to which the proposed transactions would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review under the Bank Merger Act, the FDIC provides an opportunity for public comment on the application for the bank mergers and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

        Transactions approved by the Federal Reserve under the BHC Act and the FDIC under the Bank Merger Act generally may not be completed until 30 days after the approval of the Federal Reserve and FDIC is received, during which time the Department of Justice may challenge the transaction on antitrust grounds. With the approval of the Federal Reserve and the FDIC, and the concurrence of the Department of Justice, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the Department of Justice could analyze the merger's effect on competition differently than the Federal Reserve and/or the FDIC, and thus it is possible that the Department of Justice could reach a different conclusion than the Federal Reserve and/or the FDIC does regarding the merger's effects on competition. A determination by the Department of Justice not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

California Department of Business Oversight Applications

        The prior approval of the Department of Business Oversight will be required under Section 4880 et seq. of the California Financial Code to merge Mission Community Bank with and into Heritage

Oaks Bank. In reviewing the merger of Mission Community Bank with and into Heritage Oaks Bank, the Department of Business Oversight will consider (1) the competitive impact of the merger, (2) the adequacy of the surviving depository corporation's shareholders' equity and financial condition, (3) whether the directors and executive officers of the surviving depository institution will be satisfactory, (4) whether the surviving depository corporation will afford reasonable promise of successful operation and whether it is reasonable to believe that the surviving depository corporation will be operated in a safe and sound manner and in compliance with all applicable laws, and (5) whether the merger is fair, just and equitable to the disappearing depository corporations and the surviving depository corporations.

        California Financial Code Section 1251 provides that no person shall acquire direct or indirect control of a California bank without the prior approval of the Commissioner of the Department of Business Oversight. Heritage Oaks will submit a request for exemption from the application and approval requirements of Section 1250 for the merger, whereby Heritage Oaks would acquire indirect control of Mission Community Bank, based on a finding by the Commissioner that the requirements of Section 1251 were not necessary given the submission of the application for the bank merger and provided that Mission Community Bank will be immediately merged with and into Heritage Oaks Bank after the merger. If the Department of Business Oversight did not grant an exemption, then Heritage Oaks would also be required to obtain prior approval for Heritage Oaks to acquire Mission Community Bank in the merger. In reviewing the application, the Department of Business Oversight would consider the same factors set forth above for the application to the Department of Business Oversight for the bank merger. Carpenter similarly must file an application or request for exemption from California Financial Code Section 1251 to acquire control of Heritage Oaks Bank in the merger.

Additional Regulatory Approvals, Notices and Filings

        Additional notifications, filings and/or applications will be submitted to various other federal and state regulatory authorities and self-regulatory organizations in connection with the merger.

        Although Heritage Oaks, Mission Community and Carpenter expect to obtain the required regulatory approvals, there can be no assurances as to if, or when, these regulatory approvals will be obtained, the terms and conditions on which the approvals may be granted, or whether there will be litigation challenging such approvals. There can likewise be no assurances that U.S. or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result of any such challenge.

        There can likewise be no assurances that federal or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result of such challenge.

Accounting Treatment

        In accordance with current accounting guidance prescribed by ASC 805, the merger will be accounted for using the acquisition method. This guidance requires that (a) the recorded assets and liabilities of Heritage Oaks will be carried forward at their recorded amounts, (b) Heritage Oaks' historical operating results will be unchanged for the prior periods being reported on, and (c) Mission Community's assets purchased, liabilities assumed and non-controlling interest all be reported by the acquirer at their fair value. In addition, all identifiable intangibles will be recorded at fair value and included as part of the net assets acquired. The excess of the purchase price (consisting of the value of cash and shares of Heritage Oaks common stock to be issued to former Mission Community shareholders) over the fair value of the net assets, including identifiable intangibles of Mission Community at the merger date, will be reported as goodwill. In accordance with current accounting guidance, goodwill and other indefinite-life intangibles assets are not amortized and will be evaluated for impairment annually. Identified intangibles other than indefinite-life intangible assets will be amortized over their estimated useful lives. Further, the acquisition method of accounting results in the operating results of Mission Community being included in the operating results of Heritage Oaks beginning from the date of completion of the merger.

Public Trading Markets

        Heritage Oaks common stock is listed on the NASDAQ Capital Market under the symbol "HEOP." Mission Community common stock is traded in the over-the-counter market under the symbol "MISN." Upon completion of the merger, Mission Community common stock will cease trading on the over-the-counter market. The Heritage Oaks common stock issuable in the merger will be listed on the NASDAQ Capital Market.

Exchange of Shares in the Merger

        At or prior to the effective time, Heritage Oaks will appoint an exchange agent to handle the exchange of shares of Mission Community common stock for cash and shares of Heritage Oaks common stock. As soon as practicable after the effective time (with the intent to be within 10 business days), the exchange agent will send to each holder of record of Mission Community common stock at the effective time a letter of transmittal and instructions for effecting the exchange of Mission Community common stock for the per share merger consideration the holder is entitled to receive under the merger agreement. Upon surrender of stock certificates or book-entry shares for cancellation along with the executed letter of transmittal and other documents described in the instructions, a Mission Community shareholder will receive a check in an amount of the per share cash consideration multiplied by the number of shares of Mission Community common stock held by such holder plus any cash in lieu of fractional shares and any whole shares of Heritage Oaks common stock such holder is entitled to receive based on the per share stock consideration (after giving effect to any required tax withholdings). After the effective time, Mission Community will not register any transfers of shares of Mission Community common stock.

THE MERGER AGREEMENT

        The following is a summary of the material terms and conditions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Appendix A to, and incorporated by reference into, this proxy statement/prospectus/consent solicitation. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus/consent solicitation. You are urged to read the merger agreement carefully and in its entirety before making any decisions regarding the merger.

 Effects of the Merger

        The merger agreement provides for the merger of Mission Community with and into Heritage Oaks, with Heritage Oaks surviving the merger. The merger agreement provides that the certificate of incorporation and the bylaws of Heritage Oaks as in effect immediately prior to the merger will be the certificate of incorporation and bylaws of the surviving company.

        As a result of the merger, there will no longer be any publicly held shares of Mission Community common stock. Mission Community shareholders will only participate in the surviving company's future earnings and potential growth through their ownership of Heritage Oaks common stock. All of the other incidents of direct ownership of Mission Community common stock, such as the right to vote on certain corporate decisions, to elect directors and to receive dividends and distributions from Mission Community, will be extinguished upon completion of the merger. All of the property, rights, privileges, immunities, powers and franchises of Heritage Oaks and Mission Community will vest in the surviving company, and all debts, liabilities, obligations, restrictions, disabilities and duties of Mission Community and Heritage Oaks will become the debts, liabilities, obligations, restrictions, disabilities and duties of the surviving company.

Effective Time of the Merger

        The merger agreement provides that the merger will be consummated no later than 3 days after the satisfaction or waiver of the closing conditions, including the receipt of all regulatory and shareholder approvals and after the expiration of all regulatory waiting periods, unless extended by mutual agreement of Heritage Oaks and Mission Community. The merger will be consummated legally at the time the agreement of merger has been duly filed with the Secretary of State of the State of California or at such later time as may be specified in the certificate of merger that is filed. The merger of Mission Community Bank with and into Heritage Oaks Bank, with Heritage Oaks Bank surviving the merger shall occur immediately thereafter. As of the date of this document, the parties expect that the merger will be effective in the first quarter of 2014. However, there can be no assurance as to when or if the merger will occur.

        If the merger is not completed by the close of business on July 31, 2014, the merger agreement may be terminated by either Heritage Oaks or Mission Community, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of such party set forth in the merger agreement.

        For a description of the transaction structure, merger consideration and treatment of Mission Community warrants and stock options, please see the section entitled "THE MERGER—Terms of the Merger" beginning on page 51.

 Covenants and Agreements

        Conduct of Businesses Prior to the Completion of the Merger.    Mission Community has agreed that, prior to the effective time of the merger, it will generally conduct its business, and cause its subsidiaries to conduct their respective businesses, in the ordinary course of business consistent with past practices and safe and sound banking principles. In addition, it will use its best efforts to preserve intact its business organizations, and preserve its relationships and goodwill with customers, regulators, and employees and other advantageous business relationships. Further, except in certain circumstances, it will take no action that would adversely affect or delay the ability of Heritage Oaks or Mission Community to obtain any approvals from any regulatory agencies or other approvals required for consummation of the transactions contemplated by the merger agreement or to perform its obligations and agreements under the merger agreement. It has also agreed not to take any action that would reasonably be expected to diminish the value of the transaction to Heritage Oaks or otherwise disparage Heritage Oaks or its officers, employees, or directors.

        In addition to the general covenants above, Mission Community has agreed that prior to the effective time of the merger, subject to specified exceptions, it will not, and will not permit its subsidiaries to, without the written consent of Heritage Oaks (which may not be unreasonably withheld):

  •
  (i) adjust, split, combine or reclassify any shares of Mission Community common stock, (ii) declare or pay any dividend or distribution or make any other distribution on any shares of its capital stock or other equity interest or redeem, purchase or otherwise acquire any securities or obligations convertible into or exchangeable for any shares of its capital stock or other equity interest, (iii) grant any stock appreciation rights, restricted stock units or other equity-based compensation or any right to acquire shares of its capital stock, (iv) issue any additional shares of capital stock or dispose of any capital stock, or (v) enter into any arrangement with respect to the sale or voting of its capital stock;

  •
  sell, lease, transfer, mortgage encumber or dispose of any of properties, leasehold interests (whether as lessor or lessee) or other assets other than to a direct or indirect wholly-owned subsidiary;

  •
  excluding deposits and certificates of deposit, and Federal Home Loan bank advances for terms less than one year, create or incur any indebtedness for borrowed money;

  •
  acquire direct or indirect control over any business, or make any other investment either by purchase of securities, contributions to capital, property transfers or purchase of any property or assets except, in either instance, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a loan;

  •
  except as required under applicable law or any pre-existing benefits plan (i) enter into, adopt or terminate any benefit plan, (ii) amend any benefit plan in a manner that would result in any increase in cost, (iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant of Mission Community or its subsidiaries or, (iv) grant or accelerate the vesting of any equity-based awards for the benefit of any such individual, (v) enter into or amend any collective bargaining agreement, (vi) provide any funding for any rabbi trust or similar arrangement or (vii) hire, transfer, promote or terminate the employment of any employee with an annual compensation of $50,000 or more;

  •
  settle any claim, action or proceeding against and adverse to the Mission Community or its subsidiaries other than claims, actions or proceedings where the settlement payments not covered by insurance do not exceed $100,000, or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise adversely affecting the business or operations of Mission Community or its subsidiaries;

  •
  pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business;

  •
  make any change in accounting methods or systems of internal accounting controls except in limited circumstances or as may be required by GAAP;

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  make, change or revoke any tax election, change an annual tax accounting period, adopt or change any tax accounting method, file any amended tax return, or settle any tax claim;

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  adopt or implement any amendment to the Mission Community Articles or Bylaws or comparable organizational documents of any of the subsidiaries;

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  restructure or change its investment securities portfolio or its gap position, invest in any mortgage-backed or mortgage related securities which would be considered "high-risk" securities under applicable regulatory pronouncements, or invest in any brokered deposits or municipal or high-rate bonds or funds;

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  make material changes to the credit policies and collateral eligibility requirements and standards;

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  enter into any new line of business or change lending, investment, underwriting, risk, asset-liability management, hedging or other banking and/or operating policies or practices;

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  make any investment or commitment to invest in real estate or in any real estate development project;

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  commence construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office;

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  make, or commit to make, any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate;

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  make, renew or otherwise modify any loan in a manner that is inconsistent with Mission Community Bank's ordinary course of business or inconsistent with its lending policies and procedures;

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  make or commit to make any loan to, or enter into any transaction with, any directors, officers, employees or affiliates;

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  enter into any loan securitization or create any special purpose funding entity;

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  take any action that is intended to, would or would be reasonably likely to result in conditions in the merger agreement not being satisfied or prevent or delay the consummation of the merger;

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  take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the tax code;

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  agree to, or make any commitment to take any of the actions described above; or

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  amend, modify or waive, or violate, breach, cancel, terminate, renew or extend any material contract.

        In addition to the general covenants above, Heritage Oaks has agreed that prior to the effective time of the merger, subject to specified exceptions, it will not, and will not permit its subsidiaries to, without the written consent of Mission Community (which may not be unreasonably withheld):

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  amend, repeal or otherwise modify any provision of its Articles or Bylaws other than those that would not be adverse in any material respect to Mission Community or its shareholders or those that would not impede Heritage Oaks' ability to consummate merger;

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  issue any capital stock (other than pursuant to stock options granted under Heritage Oaks stock incentive plans), make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, in any case to the extent such action would be reasonably expected to prevent, or materially impede or delay, the consummation of the merger;

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  take any action that is intended to, would or would be reasonably likely to result in any of the conditions in the merger agreement not being satisfied or prevent or delay the consummation of the merger;

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  take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the tax code; or

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  agree to, or make any commitment to, take, or adopt any resolutions in support any of the actions described above.

        Regulatory Matters.    Heritage Oaks has agreed to promptly prepare this proxy statement/prospectus/consent solicitation and file with the SEC a registration statement on Form S-4, of which this document is a part. Heritage Oaks has agreed to use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act and to provide Mission Community and its counsel with the opportunity to participate in the preparation of the registration statement and to approve the content of the registration statement with respect to Mission Community and the consent solicitation of Mission Community's shareholders.

        In addition, Heritage Oaks has agreed to take all reasonable actions to aid and assist in the consummation of the merger, and to use its reasonable best efforts to take all other actions necessary, proper or advisable to consummate the transactions contemplated by the merger agreement, including such actions that are necessary, proper or advisable in connection with filing applications and registration statements or obtaining all required regulatory approvals. Mission Community will take all reasonable actions to aid and assist in the consummation of the merger, and will use its best efforts to take or cause to be taken all other actions necessary, proper or advisable to consummate the transactions contemplated by the merger agreement.

        Shareholder Approval.    The Mission Community board of directors has resolved to recommend to the Mission Community shareholders that they adopt the merger agreement (subject to certain exceptions if, following the receipt of a Superior Proposal (as defined below), such recommendation would result in a violation of the board of directors' fiduciary duties under California law). Mission Community has agreed, as soon as practicable, to take all steps under applicable laws and its articles of incorporation and bylaws necessary to obtain approval of the merger, the merger agreement and the transactions contemplated thereby by written consent and to solicit, and use its reasonable best efforts to obtain, such approval. In addition, Heritage Oaks' board of directors has resolved to recommend to the Heritage Oaks shareholders that they approve the merger and the issuance of common stock of Heritage Oaks in the merger and has agreed to take all action necessary to call, give notice of, convene and hold a meeting of its shareholders, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act by the SEC, to approve the merger and the stock issuance.

        Bank Merger.    Mission Community has agreed that, prior to the effective time, it will cause Mission Community Bank to cooperate with Heritage Oaks and Heritage Oaks Bank as necessary in conjunction with all approvals, filings, and other steps necessary to cause the completion of the bank merger after the effective time. Mission Community agreed that the bank merger agreement shall be substantially in such form and have such other provisions as shall reasonably be determined by Heritage Oaks and reasonably acceptable to Mission Community.

        NASDAQ Listing.    Heritage Oaks has agreed to file all documents required to be filed to have the shares of Heritage Oaks common stock to be issued pursuant to the merger agreement included for listing on the NASDAQ Capital Market and to use its reasonable best efforts to effect such listing.

        Employee Matters.    Heritage Oaks has agreed that, through the first anniversary of the effective date of the merger, Heritage Oaks will maintain employee benefit plans and compensation opportunities for the benefit of employees of Mission Community and its subsidiaries at the time of the merger, which are referred to as covered employees, that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are generally made available to similarly situated employees of Heritage Oaks.

        To the extent that a covered employee becomes eligible to participate in an employee benefit plan maintained by Heritage Oaks or any of its subsidiaries, Heritage Oaks will cause such employee benefit plan to recognize the service of the covered employee for purposes of eligibility, participation, vesting and benefit accrual under such plan, provided that such recognition of service shall not apply for purposes of any retiree medical plans or for purposes of benefit accrual under any defined benefit pension plan or apply for purposes of any plan, program or arrangement under which similarly situated employees of Heritage Oaks and its subsidiaries do not receive credit for prior service. Heritage Oaks will use commercially reasonable efforts to coordinate healthcare coverage of covered employees under employee benefit plans maintained by Heritage Oaks with prior similar coverage under Mission Community plans.

        Mission Community will terminate Mission Community's 401k Profit Sharing Plan at least one day prior to the effective date of the merger in accordance with the plan and applicable law. Mission Community will also take any and all actions requested by Heritage Oaks that may be necessary or advisable prior to the effective date of the merger for the amendment or termination of any Mission Community benefit plan, including, but not limited to, providing plan participants and beneficiaries advance notice of any material modifications to health care benefits, in accordance with the terms of such plans and the requirements applicable laws.

        Mission Community will also cause each holder of Mission Community options to enter into either an In-the-Money Option Holder Agreement or an Out-of-the-Money Option Holder Agreement.

        Mission Community will also use its reasonable best efforts to enter into agreements providing for retention and severance payments with each such person identified by Heritage Oaks in consultation with Mission Community, with the amount of such retention and severance payment to be paid to each such person under their respective agreement as determined by Heritage Oaks in consultation with Mission Community.

        Heritage Oaks has adopted a severance policy providing severance benefits to employees of both Heritage Oaks and Mission Community who have their employment terminated as a result of the merger within 180 days following the effective date of the merger.

        Indemnification and Directors' and Officers' Insurance.    Heritage Oaks agreed to indemnify officers or directors of Mission Community against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement in connection with any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative arising out of the fact that such person is or was a director or officer of Mission Community or a subsidiary thereof, if such claim pertains to any matter of fact arising, existing or occurring at or before the date of the merger. Heritage Oaks will also pay reasonable expenses in advance of the final disposition of any such proceeding to the extent permissible under applicable law.

        Heritage Oaks has also agreed to use reasonable best efforts to maintain for six years after the effective date of the merger, Mission Community's existing directors' and officers' liability insurance policy (or an equivalent tail policy), provided that Heritage Oaks may substitute policies with substantially the same coverage and amounts, with respect to claims arising from facts or events that occurred prior to the merger; provided that Heritage Oaks shall not make aggregate premium payments that exceed $210,000.

        No Solicitation and Change in Recommendation.    Mission Community has agreed that neither it nor its subsidiaries nor any of their respective directors, officers, agents or representatives shall directly or indirectly take any action to (i) solicit, initiate, encourage or facilitate (including by providing information) the making of, or participate in discussions or negotiate with any other party with respect to, any proposal that could reasonably be expected to lead to an Acquisition Proposal; (ii) approve, endorse or recommend any Acquisition Proposal; (iii) enter into any Alternative Transaction relating to any Acquisition Proposal; or (iv) propose or agree to do any of the foregoing.

        The merger agreement defines an Acquisition Proposal, Alternative Transaction, and Superior Proposal as follows:

        "Acquisition Proposal" means any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, by way of a tender offer) or similar transactions involving Mission Community or any of its subsidiaries that, if consummated, would constitute an Alternative Transaction .

        "Alternative Transaction" means any of (i) a transaction pursuant to which any person (or group of persons) other than Heritage Oaks or its affiliates, directly or indirectly, acquires or would acquire ten percent (10%) or more of the outstanding shares of Mission Community common stock or outstanding voting power of Mission Community, or ten percent (10%) or more of the outstanding shares or voting power of any other series or class of capital stock of Mission Community that would be entitled to a class or series vote with respect to the merger, whether from Mission Community, or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving Mission Community (other than the merger), (iii) any transaction pursuant to which any person (or group of persons) other than Heritage Oaks or its affiliates acquires or would acquire control of assets of Mission Community or any of its subsidiaries representing more than twenty percent (20%) of the fair market value of all the assets, deposits, net revenues or net income of Mission Community and its subsidiaries, taken as a whole, immediately prior to such transaction or (iv) any other consolidation, business combination, recapitalization or similar transaction involving Mission Community or any of its subsidiaries, as a result of which the holders of shares of Mission Community common stock immediately prior to such transaction do not, in the aggregate, own at least ninety percent (90%) of each of the outstanding shares of Mission Community common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Mission Community common stock immediately prior to the consummation thereof.

        "Superior Proposal" means a bona fide, unsolicited written Acquisition Proposal that (i) is obtained not in breach of the merger agreement for all of the outstanding shares of Mission Community common stock, on terms that the Mission Community board determines in its good faith judgment (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation and after taking into account all the terms and conditions of the Acquisition Proposal and the merger agreement (including any proposal by Heritage Oaks to adjust the terms and conditions of the merger agreement), including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the party making such proposal to obtain financing for such Acquisition Proposal, and after taking into account all other legal, financial, strategic, regulatory and other aspects of such proposal, including the identity of the party making such proposal, and the merger agreement) are more favorable from a financial point of view to its shareholders than the merger, (ii) is reasonably likely to receive all necessary regulatory approvals and be consummated and (iii) does not contain any condition to closing or similar contingency related to the ability of the party making such proposal to obtain financing.

        However, if Mission Community or any of its representatives receive an unsolicited Superior Proposal before the Mission Community shareholders have approved the merger and the terms of the merger agreement by written consent, that the Mission Community board of directors has (i) determined in its good faith judgment (after consultation with Mission Community's financial advisor and outside legal counsel) that the failure to participate in discussions or negotiations with, or provide information to, the party making the Superior Proposal would cause it to violate its fiduciary duties under applicable law; and (ii) provided at least 5 days' notice to Heritage Oaks, then Mission Community or its representatives may furnish information to and enter into discussions and negotiations with such other party.

        Mission Community has agreed to notify Heritage Oaks within one business day, after receipt of any Acquisition Proposal or any material modification to any Acquisition Proposal, or any request for information by any person that has made, or to Mission Community's knowledge may be considering making, an Acquisition Proposal, and to provide reasonable detail as to the identity of the person making such proposal and the material terms of such Acquisition Proposal, request or inquiry. Mission Community agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted before the date of the merger agreement that relate to any proposals for any of the these transactions. Mission Community agreed that it would, and would cause Mission Community Bank to, take the necessary steps to inform the appropriate individuals or entities of the non-solicitation obligations undertaken in the merger agreement.

        Publicity.    Each party agreed that it will not issue or cause the publication of any press release or public announcement with respect to the transactions contemplated by the merger agreement without the consent of the other party, except as required by applicable law or securities exchange rules or in connection with the regulatory approval process.

Termination of the Merger Agreement

        Termination by Heritage Oaks or Mission Community.    The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger whether before or after approval of the matters presented in connection with the merger:

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  by the mutual written consent of Heritage Oaks and Mission Community;

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  by either Heritage Oaks or Mission Community, if the merger shall not have occurred by July 31, 2014 (provided that the right to terminate the merger agreement shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of merger to occur on or before such date);

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  by either Heritage Oaks or Mission Community, if any regulatory approval required to be obtained has been denied by the relevant governmental entity and such denial has become final and non-appealable, or if any governmental entity has issued a permanent injunction enjoining the merger;

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  by Mission Community, if Heritage Oaks has breached or is in breach of any representation, warranty, covenant or agreement, which breach would, individually or together with all such other then uncured breaches by Heritage Oaks, constitute grounds for the merger not to occur and such breach remains uncured for 30 days;

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  by Heritage Oaks, if Mission Community has breached or is in breach of any representation, warranty, covenant or agreement which breach would, individually or together with all such other then uncured breaches by Mission Community, constitute grounds for the merger not to occur and such breach remains uncured for 30 days;

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  by Heritage Oaks, if Mission Community has (i) failed to recommend or has modified or withdrawn its recommendation to approve the merger, (ii) failed to reaffirm the recommendation for the merger within 10 business days after the date any Acquisition Proposal is first publicly disclosed, (iii) failed to comply with its obligations and covenants to complete the merger, or (iv) approved, recommended or endorsed or proposed or resolved to recommend or endorse an Alternative Transaction or Acquisition Proposal;

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  by Heritage Oaks, if Mission Community's shareholders have not approved the merger by July 31, 2014; or

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  by Mission Community, if Heritage Oaks' shareholders have not approved the merger by July 31, 2014.

Termination Fee

        In the event that:

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  An Acquisition Proposal has been communicated to Mission Community's shareholders, senior management or board, or has been publicly announced; and

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  Thereafter the merger agreement is terminated by either party pursuant to the terms of the merger agreement; and

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  Prior to the first anniversary after the date of such termination the Mission Community consummates an Alternative Transaction or enters into any letter of intent or agreement for an Alternative Transaction; then

        Mission Community shall on the date an Alternative Transaction is consummated or any letter or agreement is executed (whichever is earliest) pay to Heritage Oaks a fee equal to $2,500,000, which we refer to as the Termination Fee.

        If Mission Community has (i) failed to recommend or has modified or withdrawn its recommendation to approve the merger, (ii) failed to reaffirm the recommendation for the merger within 10 business days after the date any Acquisition Proposal is first publicly disclosed, (iii) failed to comply with its obligations and covenants to complete the merger, (iv) approved, recommended or endorsed or proposed or resolved to recommend or endorse an Alternative Transaction or Acquisition Proposal or (v) if Mission Community's shareholders have not approved the merger by July 31, 2014, then Mission Community must also pay the Termination Fee to Heritage Oaks upon termination of the merger agreement.

        Upon payment of the Termination Fee, Mission Community has also agreed to reimburse Heritage Oaks for all of its out-of-pocket expenses relating to the merger.

        The Termination Fee and reimbursement of expenses is to compensate Heritage Oaks for entering into the merger agreement, taking actions to consummate the transactions contemplated by the merger agreement and incurring the costs and expenses related to the merger and other losses and expenses, including forgoing the pursuit of other opportunities by Heritage Oaks. The payment of the Termination Fee and/or Heritage Oaks' expenses are Heritage Oaks' sole and exclusive remedy with respect to termination of the merger agreement.

 Representations and Warranties

        The merger agreement contains representations and warranties made by Mission Community to Heritage Oaks relating to a number of matters, including the following:

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  corporate organization, qualification to do business, good standing, corporate power, and subsidiaries;

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  capitalization;

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  requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

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  absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the merger agreement or completing the merger;

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  required regulatory consents and approvals necessary in connection with the merger;

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  existing or contemplated agreements, orders, memoranda of understanding or similar communications with regulators or other government entities;

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  proper filing of documents with regulatory agencies and the SEC and the accuracy of information contained in the documents filed with the SEC, and Sarbanes-Oxley certifications;

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  conformity with U.S. GAAP and SEC requirements of Mission Community's financial statements provided to Heritage Oaks and the absence of undisclosed liabilities;

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  absence of certain changes or events since June 30, 2013;

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  compliance with applicable law;

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  legal proceedings;

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  taxes and tax returns;

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  employee compensation and benefits matters;

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  labor matters;

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  certain specified contracts;

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  intellectual property rights;

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  insurance;

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  opinion from financial advisor;

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  broker's fees payable in connection with the merger;

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  accuracy of Mission Community information provided in this proxy statement/prospectus/consent solicitation;

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  loans;

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  derivative instruments;

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  allowance for loan losses;

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  title to securities held by Mission Community and its subsidiaries;

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  title to property;

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  related party transactions

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  agreements relating to directorships;

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  information technology, security and privacy;

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  environmental liability; and

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  inapplicability of takeover laws.

        The merger agreement also contains representations and warranties made by Heritage Oaks to Mission Community relating to a number of matters, including the following:

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  corporate organization, qualification to do business, standing and power, and subsidiaries;

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  capitalization;

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  absence of conflicts with governing documents, applicable laws or certain agreements as a result of entering into the merger agreement or completing the merger;

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  required regulatory consents and approvals necessary in connection with the merger;

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  existing or contemplated agreements, orders, memoranda of understanding or similar communications with regulators or other government entities;

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  proper filing of documents with regulatory agencies and the SEC and the accuracy of information contained in the documents filed with the SEC, and Sarbanes-Oxley certifications;

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  the conformity with GAAP and SEC requirements of Heritage Oaks' financial statements filed with the SEC;

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  the absence of a material adverse effect since June 30, 2013;

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  compliance with applicable law;

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  broker's fees payable in connection with the merger;

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  legal proceedings,

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  taxes and tax returns; and

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  accuracy of Heritage Oaks information provided in this proxy statement/prospectus.

        Certain of these representations and warranties are qualified as to "materiality" or "material adverse effect." For purposes of the merger agreement, a "material adverse effect" with respect to Heritage Oaks or Mission Community, as the case may be, means any event, circumstance, development, change or effect that, individually or in the aggregate, (i) is, or is reasonably likely to be, material and adverse to the business, operations, prospects, condition (financial or otherwise) or results of operations of the company and the company's subsidiaries taken as a whole or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of the company to timely consummate the transactions contemplated hereby or to perform its agreements or covenants hereunder; provided that, in the case of clause (i) only, a "material adverse effect" shall not include any event, circumstance, development, change or effect to the extent resulting from (A) changes in GAAP, (B) changes in laws of general applicability to companies in the financial services industry, (C) changes in political or regulatory conditions or general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting other companies in the financial services industry, (D) the public disclosure of the merger agreement, (E) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (F) actions or omissions taken with the express prior written consent of the other party; except to the extent that the effects of such change disproportionately affect the company and the company's subsidiaries, taken as a whole, as compared to other companies in the industry in which the company and the company's subsidiaries operate. In addition, with respect to Heritage Oaks, "material adverse effect" shall not include failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of Heritage Oaks common stock, in and of itself, but not including any underlying causes thereof.

        The representations and warranties in the merger agreement do not survive the effective time of the merger and, as described under the section entitled "THE MERGER AGREEMENT—Termination of the Merger Agreement" beginning on page 102, if the merger agreement is validly terminated, there will be no liability or damages arising under the representations and warranties of Heritage Oaks or Mission Community, or otherwise under the merger agreement, other than the obligations of confidentiality and of each party to pay its own expenses.

Conditions to the Merger

        Conditions to Each Party's Obligations.    The respective obligations of each of Heritage Oaks and Mission Community to complete the merger are subject to, among other things, the satisfaction of the following conditions:

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  receipt of the requisite approvals of the Heritage Oaks and Mission Community shareholders;

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  the receipt of all required regulatory approvals and all statutory or regulatory waiting periods in respect thereof having expired; and without any such item containing or having resulted in, any effect that would materially reduce the benefits of the merger to either party to such a degree that such party would not have entered into the merger agreement;

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  no order, injunction, decree or judgment issued by any governmental entity or other legal restraint or prohibition preventing the consummation of the merger has occurred;

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  the shares of Heritage Oaks common stock to be issued in connection with the merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance;

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  this Form S-4 shall have become effective under the Securities Act and shall not be the subject of any actual or threatened stop order suspending the effectiveness.

        Conditions to Obligations of Heritage Oaks.    The obligation of Heritage Oaks to complete the merger is also subject to the satisfaction or waiver by Heritage Oaks, of the following conditions:

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  the accuracy of the representations and warranties of Mission Community as of the closing date of the merger, other than, in most cases, those failures to be true and correct that would not reasonably be expected to result in a material adverse effect on Mission Community and the delivery of a certification that this condition has been satisfied;

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  performance and compliance in all material respects by Mission Community of the obligations required to be performed by it and the delivery of a certification that this condition has been satisfied;

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  Heritage Oaks shall have received an opinion from Manatt, Phelps & Phillips, LLP, special counsel to Heritage Oaks, dated as of the date of the merger, to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the tax code.

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  Mission Community shall have delivered to Heritage Oaks the closing date balance sheet in accordance with the terms of the merger agreement.

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  the Adjusted Shareholders' Equity shall not be less than 95% of the shareholders' equity of Mission Community for the period ended June 30, 2013, as determined in accordance with GAAP. The term "Adjusted Shareholders Equity" means shareholders' equity plus the transaction expenses, net of any tax benefits arising from the deductibility of any transaction expenses.

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  the total Core Deposits of Mission Community Bank shall not be less than 80% of the balance of such Core Deposits on September 30, 2013. The term "Core Deposits" shall mean all deposit liabilities of Mission Community Bank as defined in 12 U.S.C. 1831(l)(i) as of such date, excluding deposits disclosed by Mission Community, any brokered deposits for purposes of Section 12 U.S.C. 1831(f)(g) and any certificates of deposit in excess of $250,000.

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  Mission Community shall have obtained and delivered to Heritage Oaks each required consent in the merger agreement.

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  based upon the final bills or estimates thereof, Mission Community shall have paid its professional expenses.

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  Heritage Oaks shall have received the written resignation of each director of Mission Community effective as of the effective time of the merger.

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  Holders of not in excess of 5% of the outstanding shares of Mission Community common stock have duly exercised their dissenters' rights.

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  Certain Mission Community option holders shall have executed and delivered In-the-Money Option Holder Agreements and Out-of-the-Money Option Holder Agreements.

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  Holders of certain outstanding Mission Community warrants shall have executed and delivered to Heritage Oaks Warrant Holder Agreements.

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  Since the date of signing of the merger agreement, there shall have been no event that had or could reasonably be expected to have a material adverse effect on Mission Community.

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  No preferred stock of Mission Community is outstanding.

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  Mission Community shall have caused a national title insurance company to issue an extended coverage ALTA Owner's Policy of Title Insurance (and, in the event that the title company is unable to issue an extended coverage, then, at a minimum standard coverage) for each of Mission Community's owned properties with liability in the amount of the purchase price allocated to such owned real property.

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  Mission Community shall have taken any and all actions necessary to terminate certain specifically disclosed agreements and any and all rights, preferences and privileges of, and obligations to the counterparties under such agreements.

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  Mission Community shall have furnished Heritage Oaks with such certificates of its officers or others required under the merger agreement or reasonably requested by Heritage Oaks.

        Conditions to Obligations of Mission Community.    The obligation of Mission Community to complete the merger is also subject to the satisfaction or waiver by Mission Community of the following conditions:

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  the accuracy of the representations and warranties of Heritage Oaks as of the closing date of the merger, other than, in most cases, those failures to be true and correct that would not reasonably be expected to result in a material adverse effect on Heritage Oaks and the delivery of a certification that this condition has been satisfied;

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  performance and compliance in all material respects by Heritage Oaks of the obligations required to be performed by it prior to the closing date and the delivery of a certification that this condition has been satisfied;

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  Heritage Oaks and Carpenter shall have entered into an investor rights agreement the form of which is attached to this Form S-4 as Appendix K.

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  Mission Community shall have received an opinion from Katten Muchin Rosenman LLP, special tax counsel to the Mission Community, dated as of the date of the merger, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the tax code.

Effect of Termination

        If the merger agreement is validly terminated, the agreement will become void and have no effect without any liability on the part of Heritage Oaks or Mission Community. However, the provisions of the merger agreement relating to confidentiality obligations of the parties, the termination fee, amendment and/or extension of the merger agreement, the obligation of each party to pay its own expenses, and the law applicable to the merger agreement will continue in effect notwithstanding termination of the merger agreement.

Amendments, Extensions and Waivers

        The merger agreement may be amended only by a writing signed by Heritage Oaks and Mission Community at any time before the effective time. However, the merger consideration to be received by the shareholders of Mission Community pursuant to the merger agreement shall not be decreased subsequent to the approval of the transactions contemplated by the merger agreement without the further approval by such shareholders.

        At any time before the effective time, by action taken or authorized by their respective boards of directors, Heritage Oaks or Mission Community may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement and (c) waive compliance with any of the agreements or conditions contained in the merger agreement. Any agreement on the part of either party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent failure of any obligation, covenant, agreement or condition.

Other Agreements Related to the Merger Agreement

Heritage Oaks Voting and Support Agreements

        In order to induce Mission Community to enter into the merger agreement, certain Heritage Oaks officers, directors and certain principal shareholders entered into voting and support agreements with Heritage Oaks and Mission Community pursuant to which, among other things, each of these shareholders, agreed, solely in their capacity as a Heritage Oaks shareholder, to vote all of their shares of Heritage Oaks common stock in favor of the merger and the transactions contemplated by the merger agreement and against any competing acquisition proposal, subject to the terms of the Voting and Support Agreement. These shareholders of Heritage Oaks also granted Heritage Oaks an irrevocable proxy to their respective Heritage Oaks common stock in accordance with the Voting and Support Agreement. These shareholders of Heritage Oaks may vote their shares of Heritage Oaks capital stock on all other matters not referred to in such proxy.

        Under the Voting and Support Agreements executed by officers, directors and principal shareholders of Heritage Oaks, subject to certain limited exceptions, such shareholders also have agreed not to sell or transfer shares of Heritage Oaks common stock, or engage in hedging or similar transactions with regard to such shares, until the termination of the merger agreement or the effective time of the merger.

        Heritage Oaks has entered into Voting and Support Agreements in the forms attached to this proxy statement/prospectus/consent solicitation as Appendix H, I, and J with directors, officers and Patriot Financial Partners and Castle Creek Capital. As of the date of execution of the merger agreement, these directors, officers, and shareholders beneficially owned an aggregate of approximately 7,390,358 shares of Heritage Oaks common stock, representing approximately 29% of the outstanding shares of Heritage Oaks common stock as of the date of execution of the merger agreement.

Investor Rights Agreements

        Heritage Oaks and Carpenter have agreed to enter into an Investor Rights Agreement prior to the effective time of the merger pursuant to which, among other things, Carpenter will have the right to appoint two directors to the Heritage Oaks Board and the Heritage Oaks Bank Board for so long as Carpenter owns at least 14.9% of the issued and outstanding shares of common stock of Heritage Oaks, and to appoint one director to the Heritage Oaks Board and the Heritage Oaks Bank Board for so long as Carpenter owns between 6% and 14.9% of the issued and outstanding shares of Heritage Oaks common stock. Immediately following the merger it is anticipated that Carpenter will own in excess of 14.9% of the issued and outstanding shares of Heritage Oaks, and, accordingly, subject to certain conditions, will have the right to nominate two individuals to the Heritage Oaks Board and the Heritage Oaks Bank Board. Carpenter intends to nominate Howard Gould, an existing director of Mission Community, to fill one of these new director positions. The second nominee has not het been determined by Carpenter.

Mission Community Voting and Support Agreements

        In order to induce Heritage Oaks to enter into the merger agreement, certain Mission Community officers, directors and principal shareholders entered into voting and support agreements with Heritage Oaks and Mission Community pursuant to which, among other things, each of these shareholders, agreed, solely in their capacity as a Mission Community shareholder, to vote all of their shares of Mission Community common stock in favor of the merger and the transactions contemplated by the merger agreement and against any competing acquisition proposal, subject to the terms of the Voting and Support Agreement. These officers, directors and principal shareholders of Mission Community also granted Mission Community an irrevocable proxy to their respective Mission Community common stock in accordance with the Voting and Support Agreement. These shareholders of Mission Community may vote their shares of Mission Community capital stock on all other matters not referred to in such proxy.

        Under the Voting and Support Agreements executed by officers, directors and principal shareholders of Mission Community, subject to certain limited exceptions, such shareholders also have agreed not to sell or transfer shares of Mission Community common stock, or engage in hedging or similar transactions with regard to such shares, until the termination of the merger agreement or the effective time of the merger.

        The following shareholders of Mission Community have entered into Voting and Support Agreements in the form attached to this proxy statement/prospectus/consent solicitation as Appendix G: All directors and executive officers of Mission Community, Carpenter and Palladium Equity Partners III L.P. As of the execution of the merger agreement, these shareholders beneficially owned an aggregate of approximately 7,778,663 shares of Mission Community common stock, representing approximately 89% of the outstanding shares of Mission Community common stock.

 Expenses

        Whether or not the transactions provided for in the merger agreement are consummated, each party has agreed to pay its respective expenses incurred in connection with the preparation and performance of its obligations under the merger agreement.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement:

REPRESENTATIONS, WARRANTIES AND COVENANTS IN THE MERGER AGREEMENT ARE NOT INTENDED TO FUNCTION AS PUBLIC DISCLOSURES

        The merger agreement and the summary of its terms in this proxy statement/prospectus/consent solicitation have been included only to provide you with information about the terms and conditions of the merger agreement. The terms and information in the merger agreement are not intended to provide any other public disclosure of factual information about Heritage Oaks, Mission Community or any of their respective subsidiaries, affiliates or businesses. The representations, warranties and covenants contained in the merger agreement are made by Heritage Oaks and Mission Community only for purposes of the merger agreement and as of specific dates and were qualified and subject to certain limitations and exceptions agreed to by Heritage Oaks and Mission Community in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts. Shareholders of Heritage Oaks and Mission Community are not third-party beneficiaries under the merger agreement. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to shareholders and reports and documents filed with the SEC, and, in some cases, they may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the merger agreement or other public disclosures made by Heritage Oaks or Mission Community. The representations and warranties contained in the merger agreement do not survive the effective time. Moreover, information concerning the subject matter of the representations, warranties and covenants, which do not purport to be accurate as of the date of this proxy/prospectus/consent solicitation, may have changed since the date of the merger agreement, and subsequent developments or new information may not be fully reflected in public disclosures of Heritage Oaks or Mission Community.

        For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Heritage Oaks or Mission Community or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus/consent solicitation, including the exhibits and appendices hereto. Please see the section entitled "WHERE YOU CAN FIND MORE INFORMATION" beginning on page (i).

 MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

        This section describes the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Mission Community common stock who exchange shares of Mission Community common stock for shares of Heritage Oaks common stock.

        For purposes of this discussion, a U.S. holder is a beneficial owner of Mission Community common stock who for United States federal income tax purposes is:

  •
  an individual citizen or resident of the United States;

  •
  a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

  •
  a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

  •
  an estate that is subject to United States federal income tax on its income regardless of its source.

        If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) holds Mission Community common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Mission Community common stock, you should consult your tax advisor.

        This discussion addresses only those U.S. holders that hold their Mission Community common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the United States federal income tax consequences that may be relevant to particular U.S. holders in light of their individual circumstances or to U.S. holders that are subject to special rules, such as:

  •
  financial institutions;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  S corporations or other pass-through entities (or investors in an S corporation or other pass-through entity);

  •
  mutual funds;

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  dealers or brokers in securities;

  •
  traders in securities that elect to use a mark to market method of accounting;

  •
  persons that hold Mission Community common stock as part of a straddle, hedge, constructive sale or conversion transaction;

  •
  certain U.S. expatriates or persons that have a functional currency other than the U.S. dollar;

  •
  persons who are not U.S. holders; and

  •
  shareholders who acquired their shares of Mission Community common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

        In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

        The following discussion is based on the Internal Revenue Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

        Heritage Oaks and Mission Community have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The obligation of Heritage Oaks to complete the merger is conditioned upon the receipt of an opinion from Manatt, Phelps & Phillips, LLP, counsel to Heritage Oaks, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The obligation of Mission Community to complete the merger is conditioned upon the receipt of an opinion from Katten Muchin Rosenman LLP, special tax counsel to Mission Community, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In addition, in connection with the filing of the registration statement of which this document is a part, each of Manatt, Phelps & Phillips, LLP, and Katten Muchin Rosenman LLP has delivered an opinion to Heritage Oaks and Mission Community, respectively, to the same effect as the opinions described above. These opinions will be based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by Heritage Oaks and Mission Community. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinions. None of these opinions is binding on the Internal Revenue Service or the courts. Heritage Oaks and Mission Community have not requested and do not intend to request an advance ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger. Accordingly, each Mission Community shareholder should consult its own tax advisor with respect to the particular tax consequences of the merger to such holder.

        The following discussion assumes that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Based upon these assumptions, the material federal income tax consequences of the merger include the following:

  Parties to the Merger

        (a)   Mission Community will not recognize any gain or loss on the transfer of its assets to Heritage Oaks in exchange for the merger consideration and the assumption by Heritage Oaks of Mission Community's liabilities.

        (b)   Heritage Oaks will not recognize any gain or loss upon the receipt by Heritage Oaks of the assets of Mission Community in exchange for the merger consideration and the assumption by Heritage Oaks of Mission Community's liabilities.

        (c)   The holding period of the assets of Mission Community in the hands of Heritage Oaks will include the period during which such assets were held by Mission Community.

        (d)   The tax basis of the assets of Mission Community in the hands of Heritage Oaks will be the same as the tax basis of such assets in the hands of Mission Community immediately prior to the merger.

  U.S. Holders

        The following discussion addresses the material federal income tax considerations of the merger that are generally applicable to a U.S. holder. Mission Community shareholders are urged to consult their own tax advisors regarding the tax consequences to them of the merger based on their own circumstances, including the applicable federal, state, local and foreign tax consequences to them of the merger.

        (a)    U.S. Holders That Receive a Combination of Heritage Oaks Common Stock and Cash.    The tax consequences of the merger to a U.S. holder will depend upon the form of consideration the U.S. holder receives. Based on the assumption that the merger will constitute a reorganization, and subject to the limitations and qualifications referred to in this discussion, the following U.S. federal income tax consequences will result from the merger:

  •
  If the U.S. holder exchanges shares of Mission Community common stock for Heritage Oaks common stock and cash (other than cash in lieu of a fractional share), the U.S. holder will generally recognize gain in an amount equal to the lesser of:

  (1)
  the difference between (i) the fair market value of all Heritage Oaks common stock and cash received in the exchange (other than cash received in lieu of a fractional share) and (ii) the U.S. holder's basis in the Mission Community common stock; or

  (2)
  the amount of cash received in the exchange.

  •
  The U.S. holder will not be permitted to recognize a loss in the exchange.

  •
  Any recognized gain generally will be long-term capital gain if, as of the effective date of the merger, the U.S. holder's holding period with respect to the Mission Community common stock surrendered exceeds one year. In some cases, if the U.S. holder actually or constructively owns Heritage Oaks common stock other than Heritage Oaks common stock received in the merger, the recognized gain could be treated as having the effect of the distribution of a dividend under the tests described in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. In such cases, U.S. holders that are corporations should consult their tax advisors regarding the potential applicability of the "extraordinary dividend" provisions of the Internal Revenue Code.

  •
  The aggregate initial tax basis of the Heritage Oaks common stock received by a U.S. holder in the merger (including any fractional shares deemed received and exchanged for cash) will be equal to the aggregate tax basis of the Mission Community common stock exchanged for the Heritage Oaks common stock, decreased by the amount of cash (other than cash in lieu of a fractional share) received in the exchange (if any), and increased by the amount of gain recognized in the exchange.

  •
  If a U.S. holder receives cash in lieu of a fractional share of Heritage Oaks common stock, the shareholder will generally be treated as having received such fractional share in the merger and then as having received cash in exchange for such fractional share. Such U.S. holder will generally recognize gain or loss in an amount equal to the difference between (i) the amount of cash received in lieu of a fractional share and (ii) the U.S. holder's tax basis allocated to the fractional share.

  •
  The holding period of the Heritage Oaks common stock a U.S. holder receives in the merger will include the period for which the U.S. holder held the Mission Community common stock, provided that the U.S. holder held the Mission Community common stock as a capital asset at the time of the merger.

        (b)    Backup Withholding.    Payments in respect of Mission Community common stock or a fractional share of Heritage Oaks common stock may be subject to information reporting to the Internal Revenue Service and to backup withholding tax (currently at a 28% rate). Backup withholding will not apply to a payment made to a U.S. holder if the U.S. holder completes and signs the substitute Form W-9 that will be provided in connection with the merger, or otherwise proves to Heritage Oaks and its exchange agent that the U.S. holder is exempt from backup withholding. Backup withholding will not apply to a U.S. holder that is a corporation for United States federal income tax purposes. Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against the U.S. holder's United States federal income tax liability, if the U.S. holder timely furnishes the required information to the Internal Revenue Service.

        (c)    Reporting and Recordkeeping.    If a U.S. holder that receives Heritage Oaks common stock in the merger is considered a "significant holder" of Mission Community, such U.S. holder is required to retain records of the merger transaction, and to attach to the U.S. holder's federal income tax return for the year of the merger a statement setting forth all relevant facts with respect to the non-recognition of gain or loss upon the exchange, including such U.S. holder's tax basis in, and the fair market value of, the Mission Community common stock surrendered by such U.S. holder. A "significant holder" is any Mission Community shareholder that, immediately before the merger, (y) owned at least 1% (by vote or value) of the outstanding stock of Mission Community or (z) owned Mission Community securities with a tax basis of $1.0 million or more.

        (d)    U.S. Holders That Receive Solely Cash Due to Exercise of Dissenters' Rights.    Upon the proper exercise of dissenters' rights, the exchange of Mission Community common stock solely for cash generally will result in recognition of gain or loss by the U.S. holder in an amount equal to the difference between the amount of cash received and the U.S. holder's tax basis in the Mission Community common stock surrendered. The gain or loss recognized will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder's holding period for the Mission Community common stock surrendered exceeds one year. The deductibility of capital losses is subject to limitations. In some cases, if a U.S. holder actually or constructively owns Heritage Oaks common stock after the merger, the cash received could be treated as having the effect of the distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such U.S. holder may have dividend income up to the amount of the cash received. In such cases, U.S. holders that are corporations should consult their tax advisors regarding the potential applicability of the "extraordinary dividend" provisions of the Internal Revenue Code.

        THE PRECEDING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OF ALL POTENTIAL TAX CONSEQUENCES OF THE MERGER THAT MAY BE RELEVANT TO A PARTICULAR MISSION COMMUNITY SHAREHOLDER. MISSION COMMUNITY SHAREHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS.

DISSENTERS' RIGHTS OF MISSION COMMUNITY SHAREHOLDERS

        Any Mission Community shareholder wishing to exercise dissenters' rights is urged to consult legal counsel before attempting to exercise dissenters' rights. Failure to comply strictly with all of the procedures set forth in Chapter 13 of the California General Corporation Law, which we refer to as the Code, which consists of Sections 1300-1313, may result in the loss of a shareholder's statutory dissenters' rights. In such case, such shareholder will be entitled to receive the merger consideration under the merger agreement.

        The following discussion is a summary of Sections 1300-1313 of the Code, which sets forth the procedures for Mission Community shareholders to dissent from the proposed merger and to demand statutory dissenters' rights of appraisal of their shares under the Code. The following discussion is not a complete statement of the provisions of the Code relating to the rights of Mission Community shareholders to receive payment of the fair market value of their shares and is qualified in its entirety by reference to the full text of Sections 1300-1313 of the Code, which are provided in their entirety as Appendix D to this proxy statement/prospectus/consent solicitation.

        All references in Sections 1300-1313 of the Code and in this section to a "shareholder" are to the holder of record of the shares of Mission Community common stock as to which dissenters' rights are asserted. A person having a beneficial interest in the shares of Mission Community common stock held of record in the name of another person, such as a broker or nominee, cannot enforce dissenters' rights directly and must act promptly to cause the holder of record to follow the steps summarized below properly and in a timely manner to perfect such person's dissenters' rights.

        Chapter 13 of the Code provides Mission Community shareholders who do not vote "FOR" approval of the merger and adoption of the merger agreement with the right, subject to compliance with the requirements summarized below, to dissent and demand the payment of, and be paid in cash, the fair market value of the Mission Community shares owned by such shareholders as of January 3, 2014, the record date for shareholders voting in Mission Community's consent solicitation of which this proxy statement/prospectus/consent solicitation is a part. In accordance with Chapter 13 of the Code, the fair market value of Mission Community shares will be their fair market value determined as of October 18, 2013, the last trading day before the first public announcement of the terms of the merger, exclusive of any appreciation or depreciation in the value of the shares in consequence of the merger.

        Even though a shareholder who wishes to exercise dissenters' rights may be required to take certain actions following receipt of this proxy statement/prospectus/consent solicitation to perfect their dissenters' rights, if the merger agreement is later terminated and the merger is abandoned, no Mission Community shareholder will have the right to any payment from Mission Community, other than necessary expenses incurred in proceedings initiated in good faith and reasonable attorneys' fees, by reason of having taken that action. The following discussion is subject to the foregoing qualifications.

Not "Consent To" the Merger

        Any Mission Community shareholder who desires to exercise dissenters' rights must not "CONSENT TO" the approval of the merger and the merger agreement. If a Mission Community shareholder returns a signed written consent without indicating a decision on the proposal, or returns a signed written consent approving the proposal, his, her or its shares will be counted as votes in favor of the merger and such shareholder will lose any dissenters' rights. Thus, if you wish to dissent and you execute and return your written consent in the accompanying form, you must specify that your disapprove of the proposal and that you withhold your consent with respect to approval of the merger.

Notice of Approval by Mission Community

        If the merger is approved by the Mission Community shareholders, Mission Community is required within ten days after the approval to send to those Mission Community shareholders who did not "CONSENT TO" the approval of the merger a written notice of the Mission Community shareholder approval, accompanied by a copy of Sections 1300, 1301, 1302, 1303 and 1304 of the Code, a statement of the price determined by Mission Community to represent the fair market value of the dissenting shares as of October 18, 2013, and a brief description of the procedure to be followed if the shareholder desires to exercise dissenters' right under the Code. The statement of price determined by Mission Community to represent the fair market value of dissenting shares, as set forth in the notice of approval, will constitute an offer by Mission Community to purchase the dissenting shares at the stated price if the merger is completed and the dissenting shares do not otherwise lose their status as such. Within 30 days after the date of the mailing of the notice of shareholder approval, a dissenting shareholder must submit to Mission Community or its transfer agent for endorsement as dissenting shares, the stock certificates representing the Mission Community shares as to which such shareholder is exercising dissenter's rights. If the dissenting shares are uncertificated, then such shareholder must provide written notice of the number of shares which the shareholder demands that Mission Community purchase within 30 days after the date of the mailing of the notice of shareholder approval.

Written Demand for Payment

        In addition, to preserve dissenters' rights, a Mission Community shareholder must make a written demand for the purchase of the shareholder's dissenting shares and payment to the shareholder of their fair market value within 30 days after the date on which the notice of approval is mailed. Simply failing to return a written consent, or indicating on your written consent your disapproval of the merger does not constitute a proper written demand under the Code. To comply with the requirements under the Code, the written demand must:

  •
  specify the shareholder's name and mailing address and the number and class of shares of Mission Community stock held of record which the shareholder demands that Mission Community purchase;

  •
  state that the shareholder is demanding purchase of the shares and payment of their fair market value; and

  •
  state the price which the shareholder claims to be the fair market value of the shares as of October 18, 2013. The statement of fair market value constitutes an offer by the shareholder to sell the shares to Mission Community at that price.

        Any written demands for payment should be sent to Mission Community, Attention: Cindy Harrison, Assistant Secretary, 3380 S. Higuera St. San Luis Obispo, California 93401. Shares of Mission Community stock held by shareholders who have perfected their dissenters' rights in accordance with Chapter 13 of the Code and have not withdrawn their demands or otherwise lost their dissenters' rights are referred to in this summary as dissenting shares.

Payment of Agreed Upon Price

        If Mission Community and a dissenting shareholder agree that the shares are dissenting shares and agree on the price of the shares, the dissenting shareholder is entitled to receive the agreed upon price with interest at the legal rate on judgments from the date of that agreement. Payment for the dissenting shares must be made within 30 days after the later of the date of that agreement or the date on which all statutory and contractual conditions to the merger are satisfied. Payments are also conditioned on the surrender of the certificates representing the dissenting shares.

Determination of Dissenting Shares or Fair Market Value

        If Mission Community denies that shares are dissenting shares or the shareholder fails to agree with Mission Community as to the fair market value of the shares, then, within six months after notice of approval of the merger is sent by Mission Community to its shareholders, any shareholder demanding purchase of such shares as dissenting shares or any interested corporation may file a complaint in the Superior Court in the proper California county asking the court to determine whether the shares are dissenting shares or to determine the fair market value of the shareholder's shares, or both, or may intervene in any action pending on such complaint. If a complaint is not filed or intervention in a pending action is not made within the specified six month period, the dissenter's rights are lost. If the fair market value of the dissenting shares is at issue, the court will determine, or will appoint one or more impartial appraisers to determine, such fair market value.

Maintenance of Dissenting Share Status

        Except as expressly limited by Chapter 13 of the Code, holders of dissenting shares continue to have all the rights and privileges incident to their shares until the fair market value of their shares is agreed upon or determined. A holder of dissenting shares may not withdraw a demand for payment unless Mission Community consents to the withdrawal.

        Dissenting shares lose their status as dissenting shares, and dissenting shareholders cease to be entitled to require Mission Community to purchase their shares, upon any of the following:

  •
  the merger is abandoned;

  •
  the shares are transferred before their submission to Mission Community for the required endorsement;

  •
  the dissenting shareholder and Mission Community do not agree on the status of the shares as dissenting shares or do not agree on the purchase price, but neither Mission Community nor the shareholder files a complaint or intervenes in a pending action within six months after Mission Community mails a notice that its shareholders have approved the merger; or

  •
  with Mission Community's consent, the dissenting shareholder withdraws the shareholder's demand for purchase of the dissenting shares.

        To the extent that the provisions of Chapter 5 of the Code (which place conditions on the power of a California corporation to make distributions to its shareholders) prevent the payment to any holders of dissenting shares of the fair market value of the dissenting shares, the dissenting shareholders will become creditors of Mission Community for the amount that they otherwise would have received in the repurchase of their dissenting shares, plus interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors of Mission Community in any liquidation proceeding, with the debt to be payable when permissible under the provisions of Chapter 5 of the Code.

        Income Tax Consequences.    See "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER" on page 111 for a discussion of how the federal income tax consequences of your action will change if you elect to dissent from the merger.

 COMPARISON OF SHAREHOLDERS' RIGHTS

        If the merger is completed, in addition to cash consideration, holders of Mission Community common stock will receive shares of Heritage Oaks common stock in exchange for their shares of Mission Community common stock. Heritage Oaks and Mission Community are both organized under the laws of the State of California. The following is a summary of the material differences between (1) the current rights of Mission Community shareholders under Mission Community's articles of incorporation and bylaws and (2) the current rights of Heritage Oaks' shareholders under Heritage Oaks' articles of incorporation and bylaws.

        Heritage Oaks and Mission Community believe that this summary describes the material differences between the rights of holders of Heritage Oaks common stock as of the date of this proxy statement/prospectus/consent solicitation and the rights of holders of Mission Community common stock as of the date of this proxy statement/prospectus/consent solicitation; however, it does not purport to be a complete description of those differences. Copies of Heritage Oaks' governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see "Where You Can Find More Information."

Heritage Oaks	Mission Community
Authorized Capital Stock

The authorized capital stock of Heritage Oaks consists of 100,000,000 shares of common stock, having no par value, and 5,000,000 shares of preferred stock, having no par value. As of December 31, 2013, there were 25,397,780 shares of Heritage Oaks common stock outstanding and 1,189,538 shares of preferred stock outstanding. The remaining 3,810,462 undesignated shares of Heritage Oaks preferred stock may be issued from time to time in one or more series by the board of directors of Heritage Oaks, and the board of directors may determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon such shares of preferred stock.
The authorized capital stock of Mission Community consists of 50,000,000 shares of common stock, having no par value, and 10,000,000 shares of preferred stock, having no par value. As of January 3, 2014, there were 8,770,281 shares of Mission Community common stock outstanding and no shares of preferred stock outstanding. The undesignated shares of Mission Community preferred stock may be issued from time to time in one or more series by the board of directors of Mission Community, and the board of directors may determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon such shares of preferred stock.
Number of Directors

Heritage Oaks' bylaws state that the number of directors comprising the board of directors will be from seven (7) to thirteen (13), with the exact number to be determined from time to time by the board of directors. There are currently 11 members of the Heritage Oaks board of directors.
Mission Community's bylaws state that the number of directors comprising the board of directors will be from eight (8) to fifteen (15), with the exact number to be determined by the board of directors. There are currently 11 members of the Mission Community board of directors.
Election of Directors

Heritage Oaks' bylaws state that shareholders may cumulate votes in the election of directors so long as the candidates' names have been placed in nomination prior to commencement of the voting and a shareholder has given notice prior to commencement of the voting of the shareholder's intention to cumulate votes.
Mission Community's bylaws state that shareholders may cumulate votes in the election of directors so long as the candidates' names have been placed in nomination prior to commencement of the voting and a shareholder has given notice at the meeting prior to the voting of the shareholder's intention to cumulate votes.

Heritage Oaks	Mission Community
Classification of Board of Directors
Heritage Oaks' bylaws do not provide for a classified board of directors.	Mission Community's bylaws do not provide for a classified board of directors.
Removal of Directors
Heritage Oaks' bylaws do not provide for removal of directors by its shareholders. Directors of Heritage Oaks may be removed as provided for under the California General Corporation Law.
Under Mission Community's bylaws, any or all of the directors may be removed without cause if such removal is approved by a majority of the outstanding shares entitled to vote, except that no director may be removed if the votes cast against removal of the director, or not consenting in writing to the removal, would be sufficient to elect the director if voted cumulatively (without regard to whether shares may otherwise be voted cumulatively) at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and either the number of directors elected at the most recent annual meeting of shareholders, or if greater, the number of directors for whom removal is being sought, were then being elected.
Filling Vacancies on the Board of Directors

Heritage Oaks' bylaws provide that, except for a vacancy caused by the removal of a director, vacancies on the board may be filled by a majority of the directors then in office, whether or not they constitute a quorum, or by a sole remaining director. A vacancy on the board caused by the removal of a director may be filled only by the shareholders, except that a vacancy created when the board declares the office of a director vacant because a director has been convicted of a felony or declared of unsound mind by an order of court may be filled by the board of directors. The shareholders may elect a director at any time to fill a vacancy not filled by the board of directors. The term of office of a director elected to fill a vacancy runs until the next annual meeting of the shareholders, and such a director holds office until a successor is elected and qualified.
Mission Community's bylaws provide that, subject to the right of the holders of any class or series of preferred stock, except for a vacancy created by the removal of a director, vacancies on the board of directors may be filled by a majority of the directors then in office, whether or not less than a quorum, or by a sole remaining director. A vacancy created by the removal of a director may be filled only by a person elected by a majority of the shareholders entitled to vote at a duly held meeting at which there is a quorum present or by the unanimous written consent of the holders of the outstanding shares entitled to vote at such a meeting. The shareholders may elect a director at any time to fill any vacancy not filled by the directors.

Heritage Oaks	Mission Community
Nomination of Director Candidates by Shareholders
Heritage Oaks' bylaws do not provide for the nomination of director candidates by shareholders.
Mission Community's bylaws permit shareholders who are entitled to vote in for the election of directors to nominate a director for election if notice is delivered to Mission Community's corporate secretary not less than one hundred twenty (120) calendar days in advance of the date corresponding to that on which the corporation's proxy statement was released to the shareholders in connection with the previous year's annual meeting of shareholders, except that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the shareholder must be received by the corporate secretary not later than the close of business on the later of (i) one hundred and twenty (120) days prior to such annual meeting; or (ii) ten (10) days after the date the notice of such meeting is sent to shareholders.

Mission Community's articles of incorporation permit shareholders to make nominations for election to the board of directors by delivering the nomination to the president of Mission Community not less than fourteen (14) nor more than fifty (50) days prior to such shareholders' meeting, provided that, if less than twenty-one (21) days' notice of the meeting is given to shareholders, such nomination must be delivered to the president of Mission Community by the close of business on the seventh day following the day on which the notice of meeting was mailed.
Since there is a conflict between Mission Community's Articles and By-laws, the provisions in Mission Community's Articles would control.

Heritage Oaks	Mission Community
Shareholder Action Without a Meeting

Under Heritage Oaks' bylaws, any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted, except that unanimous written consent is required for election of directors to non-vacant positions.
Under Mission Community's bylaws, any action which, under any provision of the General Corporation Law of California may be taken at a meeting of the shareholders, may be taken without a meeting and without notice except as hereinafter set forth, if a consent in writing is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Directors may be elected without a meeting by a consent in writing signed by all of the persons who would be entitled to vote for the election of directors, provided that, without notice, a director may be elected at any time to fill a vacancy not filled by the directors by the written consent of persons holding a majority of the outstanding shares entitled to vote for the election of directors.
Special Meetings of Shareholders

Under Heritage Oaks' bylaws, a special meeting of the shareholders may be called at any time by the board of directors, or by the chairman of the board, or by the president, or by one or more shareholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting.
Under Mission Community's bylaws, special meetings of the shareholders may be called at any time by the chairman of the board, the president, the board of directors, or by one or more shareholders holding not less than ten percent (10%) of the outstanding shares entitled to vote.
Quorum

Heritage Oaks' bylaws provide that the presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of shareholders constitutes a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.
Mission Community's bylaws provide that the presence in person or by proxy of the holders of a majority of the shares entitled to vote constitutes a quorum for the transaction of business at any meeting of shareholders. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

Heritage Oaks	Mission Community
Anti-Takeover Provisions

Heritage Oaks' bylaws contain various provisions that may delay, discourage or prevent an attempted acquisition or change of control of Heritage Oaks. These provisions include restrictions and requirements for calling a special meeting of the Heritage Oaks shareholders and advance notice requirements for nominations of candidates as directors on the board.
Mission Community's bylaws contain various provisions that may delay, discourage or prevent an attempted acquisition or change of control of Mission Community. These provisions include restrictions and requirements for calling a special meeting of the Mission Community shareholders and advance notice requirements for nominations of candidates as directors on the board.

Mission Community's articles of incorporation provide that the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of common stock of Mission Community is required to authorize a merger or consolidation or the sale or other disposition of all or substantially all of the property and assets of Mission Community. In addition, Mission Community may not enter into certain business combinations involving a major shareholder (the beneficial owner of at least ten percent (10%) of the voting power of Mission Community voting stock) unless the business combination is approved by (i) the board of directors prior to the major shareholder's involvement in the business combination; (ii) at least eighty percent (80%) of the board of directors after the major shareholder obtained the unanimous prior approval of the board of directors to become a major shareholder; or (iii) at least ninety percent (90%) of the board of directors; or unless the business combination is approved by the vote of at least two-thirds (2/3) of the outstanding shares of Mission Community voting stock and certain additional conditions are satisfied.

Heritage Oaks	Mission Community
Indemnification of Directors and Officers

Heritage Oaks' articles of incorporation authorize it to provide indemnification of its officers, directors, and other agents for breach of duty to the corporation and its shareholders through bylaw provisions, agreements with agents, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California General Corporation Law, subject to the limits set forth in Section 204 of the California General Corporation Law. Heritage Oaks' bylaws provide that it may, to the maximum extent permitted by the California General Corporation Law, indemnify its directors, officers, and other agents in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation, and that it may advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by the law.

In addition, Heritage Oaks' articles of incorporation provide for the elimination of director liability for monetary damages to the fullest extent allowed by California law.

Mission Community's articles of incorporation authorize it to provide indemnification of its officers, directors, and other agents through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders. Mission Community's bylaws provide that it may indemnify its officers, directors, and other agents having been made or having been threatened to be made a party to a proceeding to the fullest extent possible by the provisions of the California General Corporation Law and that it may advance the expenses reasonably expected to be incurred by such agent in defending any such proceeding upon receipt of the undertaking required by the California General Corporation Law. Mission Community may, if authorized by the board of directors, purchase and maintain insurance in an amount and on behalf of such agents of the corporation as the board may specify in such resolution against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such.
In addition, Mission Community's articles of incorporation provide for the elimination of director liability for monetary damages to the fullest extent allowed by California law.
Amendments to Articles of Incorporation and Bylaws
Heritage Oaks' articles of incorporation may be amended in any manner allowed under California law.	Mission Community's articles of incorporation may be amended in any manner allowed under California law.

Heritage Oaks' bylaws may be amended or repealed, and new bylaws may be adopted, by the board of directors or by the holders of a majority of the outstanding shares entitled to vote, except as otherwise required by law or by the articles of incorporation.
Mission Community's bylaws may be amended or repealed by the affirmative vote of a majority of the outstanding shares entitled to vote, or by the written consent of the shareholders entitled to vote such shares, except as otherwise provided by law or by the articles of incorporation, or by the board of directors, except that the board of directors may adopt a bylaw or amendment thereof changing the authorized number of directors only for the purpose of fixing the exact number of directors within the limits specified in the bylaws.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

        The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share, and the dividend paid per share, of Heritage Oaks common stock, which trades on the NASDAQ Capital Market under the symbol "HEOP," and Mission Community common stock, which trades in the over-the-counter market under the symbol "MISN."

	Heritage Oaks' Common Stock			Mission Community's Common Stock
	High	Low	Dividend	High	Low	Dividend
2011
First Quarter	$3.75	$3.18	—	$3.75	$3.65	—
Second Quarter	$3.95	$3.22	—	$3.75	$3.30	—
Third Quarter	$3.86	$3.02	—	$3.75	$2.75	—
Fourth Quarter	$3.70	$3.03	—	$3.60	$2.75	—
2012
First Quarter	$5.22	$3.25	—	$3.35	$2.85	—
Second Quarter	$6.00	$4.70	—	$3.30	$3.01	—
Third Quarter	$5.95	$5.05	—	$3.15	$2.80	—
Fourth Quarter	$5.90	$5.15	—	$3.40	$2.70	—
2013
First Quarter	$5.82	$5.45	—	$3.85	$3.20	—
Second Quarter	$6.17	$5.35	—	$5.00	$3.55	—
Third Quarter	$6.78	$6.05	—	$4.95	$4.20	—
Fourth Quarter	$8.10	$6.06	—	$6.76	$4.20	—

        The following table sets forth the closing sale prices per share of Heritage Oaks common stock and Mission Community common stock on October 18, 2013, the last trading day before the public announcement of the signing of the merger agreement, and on January 6, 2014, the latest practicable date before the date of this document. The following table also includes the equivalent market value per share of Mission Community common stock on October 18, 2013, and January 6, 2014, determined by multiplying the share price of Heritage Oaks common stock on such dates by the exchange ratio of 0.8614 and adding $0.19, which would have been the per share merger consideration if the closing date of the merger had occurred on such dates.

	Heritage Oaks Common Stock	Mission Community Common Stock	Equivalent Market Value per Share of Mission Community Common Stock
October 18, 2013	$6.42	$4.20	$5.72
January 6, 2014	$7.38	$6.20	$6.55

DIVIDEND POLICY OF MISSION COMMUNITY AND SECURITIES
AUTHORIZED UNDER EQUITY PLANS

  Dividends

        Mission Community shareholders are entitled to receive dividends, when and as declared by its board of directors, out of funds legally available for dividends, subject to the restrictions set forth in the California General Corporation Law, which we refer to as California corporation law. California corporation law provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. It also provides that, in the event that sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally stated are as follows: (i) the corporation's assets equal at least 1.25 times its liabilities, and (ii) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the corporation's interest expenses for such fiscal years, then the corporation's current assets must equal at least 1.25 times its current liabilities.

        The availability of operating funds for Mission Community and its ability to pay a cash dividend depends largely on the ability of Mission Community Bank to pay cash dividends to Mission Community. The payment of cash dividends by Mission Community Bank is subject to certain restrictions. In general, dividends may not be paid from any of the capital or surplus of Mission Community Bank. Dividends must be paid out of available net profits, after deduction of all current operating expenses, actual losses, accrued dividends on preferred stock, if any, and all federal and state taxes. Additionally, a California state bank is prohibited from declaring a dividend on its shares of common stock until its surplus fund equals its common capital, or, if its surplus fund does not equal its common capital, until at least one-tenth of the bank's net profits, for the preceding half year in the case of quarterly or semi-annual dividends, or the preceding full year in the case of an annual dividend, are transferred to its surplus fund each time dividends are declared. Regulatory approval is required if the total of all dividends declared by a bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits of the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock. Further, the bank regulatory agencies have established guidelines with respect to the maintenance of appropriate levels of capital by banks or bank holding companies under their jurisdiction. Compliance with the standards set forth in such guidelines and the restrictions that are or may be imposed under the prompt corrective action provisions of federal law could limit the amount of dividends which Mission Community or Mission Community Bank may pay. Furthermore, bank regulators also have authority to prohibit the payment of dividends by a bank when it determines such payment to be an unsafe and unsound banking practice.

        Mission Community paid no cash dividends on its common stock for the past two years. Whether or not stock or cash dividends will be paid in the future by Mission Community or Mission Community Bank (if, for some reason, the merger does not occur) will be determined by the board of directors of each entity after consideration of various factors including, but not limited to, profitability, regulatory capital ratios, and financial condition.

  Equity Compensation Plans

        The following table shows, as of December 31, 2012, each category of equity compensation of Mission Community along with (i) the number of securities to be issued upon the exercise of outstanding options, (ii) the weighted-average exercise price of the outstanding options, and (iii) the remaining number of securities available for future issuance under the plans, excluding stock options currently outstanding.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of additional securities available for future grant under the plans
Equity compensation plans approved by security holders	456,900	$6.12	253,539
Equity compensation plans not approved by security holders	—	—	—

Total	456,900	$6.12	253,539

 SECURITY OWNERSHIP OF MANAGEMENT OF MISSION COMMUNITY

        The following table sets forth certain information, as of October 31, 2013, with respect to (a) members of the Board of Directors of Mission Community Bancorp, (b) the executive officers of Mission Community Bancorp, and (c) the directors and executive officers as a group:

Names and Offices Held With Mission Community Bancorp(1)	Common Shares Beneficially Owned(2)	Shares Issuable Upon Exercise of Options and/or Warrants(3)	Percentage of Shares Outstanding
Directors:
George H. Andrews	6,000	6,000		*
Director
James W. Brabeck	100	0		*
Director
William B. Coy	15,500	0		*
Vice Chairman
Tom L. Dobyns	0	45,000		*
Director and President
Howard N. Gould	6,928,179(4)	5,659,780(5)	87.3%
Director
Maryam Hamzeh	6,928,179(6)	5,659,780(7)	87.3%
Director
James W. Lokey	15,000	100,368	1.3%
Director and Chief Executive Officer
Harry H. Sackrider	2,000	2,000		*
Director
Gary E. Stemper	9,000	0		*
Director
Brooks W. Wise	16,000	26,032		*
Director and Executive Vice President
Stephen P. Yost	20,000	15,000		*
Director
Other Executive Officers:
Robert J. Stevens	0	21,750		*
Executive Vice President and Chief Credit Officer
Thomas J. Tolda	0	15,000		*
Executive Vice President and Chief Financial Officer
All Directors and Executive Officers as a Group (13 persons)	7,011,779	5,718,950	88.0%

*
Less than 1%

(1)
The address of each person in the table is c/o Mission Community Bancorp, 3380 S. Higuera Street, San Luis Obispo, California 93401.

(2)
Except as otherwise noted, may include shares held by or with such person's spouse and minor children; shares held by any other relative of such person who has the same home; shares held by a family trust as to which such person is a trustee with sole voting and investment power (or shared power with a spouse); shares held in street name for the benefit of such person; or shares held in an Individual Retirement Account or pension plan as to which such person has pass-through voting rights and investment power.

(3)
Includes shares subject to options held by directors and executive officers that are exercisable within 60 days after October 31, 2013.

(4)
Represents shares held by three investment funds of which Carpenter Fund Manager GP, LLC ("Fund Manager") is the general partner: Carpenter Community BancFund, L.P. (227,753 shares), Carpenter Community BancFund-A., L.P. (6,478,415 shares) and Carpenter Community BancFund-CA, L.P. (222,011 shares). Mr. Gould is one of five Managing Members of Fund Manager, and as such holds shared voting and investment power with respect to these shares. Mr. Gould disclaims beneficial ownership of these shares.

(5)
Represents warrants to purchase shares of the common stock of Mission Community held by three investment funds of which Fund Manager is the general partner: Carpenter Community BancFund, L.P. (177,577 warrants), Carpenter Community BancFund-A., L.P. (5,123,857 warrants) and Carpenter Community BancFund-CA, L.P. (186,366 warrants). Mr. Gould disclaims beneficial ownership of these shares.

(6)
Represents shares held by three investment funds of which Fund Manager is the general partner: Carpenter Community BancFund, L.P. (227,753 shares), Carpenter Community BancFund-A., L.P. (6,478,415 shares) and Carpenter Community BancFund-CA, L.P. (222,011 shares). Ms. Hamzeh serves as an executive officer of Fund Manager. Ms. Hamzeh disclaims beneficial ownership of these shares.

(7)
Represents warrants to purchase shares of the common stock of Mission Community held by three investment funds of which Fund Manager is the general partner: Carpenter Community BancFund, L.P. (177,577 warrants), Carpenter Community BancFund-A., L.P. (5,123,857 warrants) and Carpenter Community BancFund-CA, L.P. (186,366 warrants). Ms. Hamzeh disclaims beneficial ownership of these shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF
MISSION COMMUNITY BANCORP

        Other than as set forth in the table below, and as set forth in "Security Ownership of Management of Mission Community," Mission Community knows of no person who beneficially owned more than 5% of its outstanding common stock as of October 31, 2013.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent(1) of Class
Common Stock	Carpenter Fund Manager GP, LLC(2)	12,587,959(3)	87.3%
	5 Park Plaza, Suite 950
	Irvine, CA 92614
Common Stock	Palladium Equity Partners III, LP(4)	1,528,864(5)	16.1%
	1270 Avenue of the Americas, Suite 2200

(1)
The percentage is based on the total number of shares of Mission Community common stock outstanding, plus the number of shares purchasable upon the exercise of warrants held by the applicable entity, all of which warrants are currently vested.

(2)
The five Managing Members of Carpenter Fund Manager, GP, LLC, who hold shared investment and voting power with respect to the shares of Mission Community common stock owned by the Carpenter Funds, are: Edward J. Carpenter, John D. Flemming, Howard N. Gould, Arthur A. Hidalgo, and James B. Jones.

(3)
Includes warrants to purchase 5,659,780 shares of common stock, all of which are currently exercisable. In addition, the Carpenter Community BancFunds entered into a Warrant Holder Agreement pursuant to which they agreed not to exercise any of their warrants prior to the effective time of the merger.

(4)
Palladium Equity Partners III, L.L.C. ("Palladium General Partner") is the general partner of Palladium Equity Partners III, L.P. ("Palladium") and as such has investment and voting power over the shares of Mission Community common stock owned by Palladium. Marcos A. Rodriguez is the managing member of Palladium General Partner. Mr. Rodriguez disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(5)
Includes warrants to purchase 761,980 shares of common stock, all of which are currently exercisable. Palladium has agreed not to convert its warrants in amount that, when added to the number of shares of common stock owned by Palladium, would cause Palladium's total ownership to exceed 9.9% of total shares outstanding of Mission Community's common stock. In addition Palladium entered into a Warrant Holder Agreement pursuant to which it agreed not to exercise any of its warrants prior to the effective time of the merger.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF MISSION COMMUNITY

        This discussion presents the analysis of management of Mission Community of the financial condition and results of operations of Mission Community as of and for each of the years in the two-year period ended December 31, 2012 and as of and for each of the three and nine months ended September 30, 2013 and September 30, 2012. This discussion is designed to provide shareholders with a more comprehensive review of the operating results and financial condition of Mission Community than could be obtained from an examination of the financial statements alone. The discussion should be read in conjunction with the Consolidated Financial Statements of Mission Community and the notes related thereto which appear elsewhere in this proxy statement/prospectus/consent solicitation.

Overview

        Mission Community is a California corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is headquartered in San Luis Obispo, California. It was incorporated on September 22, 2000 and acquired all the outstanding shares of Mission Community Bank in a one bank holding company organization effective December 15, 2000. Mission Community's principal activity is the ownership of all of the outstanding common stock of Mission Community Bank and any other subsidiaries it may acquire or establish. Mission Community formed a wholly-owned subsidiary, Mission Community Capital Trust I, in 2003 solely to facilitate the issuance of trust preferred securities. In addition, in conjunction with the October 2011 acquisition of Santa Lucia Bank, Mission Community acquired Santa Lucia Bancorp (CA) Capital Trust, as well as the obligations under certain trust preferred securities issued by Santa Lucia Bancorp, the parent corporation of Santa Lucia Bank. In May 2010, Mission Community formed its only other direct subsidiary, Mission Asset Management, Inc. ("MAM"), in order to purchase certain of the non-performing assets of Mission Community Bank, which assets were purchased in June 2010. In March 2012, MAM purchased from Mission Community Bank certain non-performing assets acquired in the Santa Lucia Bank acquisition.

Critical Accounting Policies

        The following discussion and analysis of the financial condition and results of operations are based upon Mission Community's Consolidated Financial Statements and the notes thereto contained elsewhere in this proxy statement/prospectus/written consent solicitation, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the consolidated financial statements requires Mission Community to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. On an ongoing basis, Mission Community evaluates its estimates and assumptions based upon historical experience and various other factors and circumstances. Mission Community believes that its estimates and assumptions are reasonable; however, actual results may differ significantly from these estimates and assumptions which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and its results of operations for the reporting periods.

        Mission Community's significant accounting policies and practices are described in Note A to the Consolidated Financial Statements. The accounting policies that involve significant estimates and assumptions by management, which have a material impact on the carrying value of certain assets and liabilities, are considered critical accounting policies. Management has identified Mission Community's policies for reserves and contingencies, revenue recognition, income taxes, and valuation of assets and liabilities acquired as critical accounting policies.

Reserves and Contingencies

        In the normal course of business, Mission Community must manage and control certain risks inherent to the business of banking. These include credit, interest rate, fraud, operations and settlement risks. Mission Community has established reserves for risk of losses, including loan losses.

        The allowance for loan and lease losses represents management's estimate of the probable incurred credit losses as of the date of the financial statements, as further described in Note A in the Notes to the Consolidated Financial Statements. See also Allowance for Loan and Lease Losses below. These reserves or accruals are reviewed by management at least quarterly. If the latest estimate of loss (or the actual loss) differs from the accrual or reserve recorded to date, the financial impact is reflected in the period in which the estimate is revised (or the actual loss is determined). Management believes that the allowance for loan and lease losses is a "critical accounting estimate" because it is based upon management's assessment of various factors affecting the collectability of the loans, including current economic conditions, past credit experience, delinquency status, the value of the underlying collateral, if any, and a continuing review of the portfolio of loans. Mission Community cannot provide you with any assurance that economic difficulties or other circumstances which would adversely affect Mission Community's borrowers and their ability to repay outstanding loans will not occur. Such economic difficulties or other circumstances could be reflected in increased losses in its loan portfolio, which could result in actual losses that exceed reserves previously established.

        Other real estate owned ("OREO") represents properties acquired through foreclosure or physical repossession. Write-downs to the collateral's net realizable value at the time of transfer to OREO are charged to the allowance for loan and lease losses. Subsequent to foreclosure, management periodically evaluates the value of OREO held for sale. Subsequent declines in net realizable value are charged to operations. Net realizable value is based on management's assessment of information available to Mission Community at the end of a reporting period and depends upon a number of factors, including economic conditions, a current property appraisal, the costs of sale, Mission Community's historical experience, and issues specific to individual properties. Management's evaluation of these factors involves subjective estimates and judgments that may change.

        Compensation cost is recognized for all stock based awards that vest subsequent to January 1, 2006 based on the grant-date fair value of the awards. Mission Community believes this is a "critical accounting estimate" since the grant-date fair value is estimated using the Black-Scholes option-pricing formula, which involves making estimates of the assumptions used, including the expected term of the option, expected volatility over the option term, expected dividend yield over the option term and risk-free interest rate. In addition, when determining the compensation expense to amortize over the vesting period, management makes estimates about the expected forfeiture rate of options.

        Warrants to purchase common stock that are accounted for as liabilities are adjusted to fair value at each reporting date using a Black-Scholes model combined with a Monte Carlo simulation. In addition to the Black-Scholes assumptions referred to above, the Monte Carlo simulation is dependent on an assumption for the standard deviation of Mission Community's book value per share.

        Loans designated as held for sale are carried at the lower of cost or fair market value. The estimate of fair value is a critical accounting estimate because it is susceptible to changes in assumptions or other factors that are outside the control of management. In addition, the assumptions used in determining the fair value of a loan held for sale may be based on a combination of observable and unobservable inputs.

Revenue recognition

        Mission Community's primary source of revenue is interest income from loans and investment securities. Interest income is recorded on an accrual basis. Note A in the Notes to the Consolidated

Financial Statements contains an explanation of the process for determining when the accrual of interest income is discontinued on impaired loans and under what circumstances loans are returned to an accruing status. In addition, certain acquired loans and the related accretable yield are impacted by management's ongoing evaluation of estimated cash flows. See Note A to the Consolidated Financial Statements.

        Mission Community also records gains in connection with the sale of the guaranteed portion of certain SBA-guaranteed loans for which Mission Community Bank retains the right to service the loans. Recording of such gains involves the use of estimates and assumptions related to the expected life of the loans and future cash flows from loan servicing fees. Notes A and C in the Notes to the Consolidated Financial Statements contain additional information regarding Mission Community's accounting policy for revenue recorded in connection with the sale of loans. SBA loan servicing rights are based upon estimates and are subject to the risk of prepayments and market value fluctuation.

Income Tax

        A net deferred income tax asset arises from differences in the dates that items of income and expense enter into Mission Community's reported income and taxable income. Deferred tax assets and liabilities are established for these items as they arise. From an accounting standpoint, deferred tax assets are reviewed to determine if a valuation allowance is required based on both positive and negative evidence currently available. Mission Community has determined the need to maintain a valuation allowance for deferred tax assets, based on the weight of available evidence that it is less likely that some portion or all of the deferred tax assets may be realized. Until such time that earnings evidence demonstrates that it is more likely than not that the deferred tax asset can be fully utilized, Mission Community will maintain a deferred tax asset valuation allowance and monitor this quarterly.

        Additionally, Mission Community reviews its uncertain tax positions annually. An uncertain tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount actually recognized is the largest amount of tax benefit that is greater than 50% likely to be recognized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. A significant amount of judgment is applied to determine whether the tax position meets the "more likely than not" test, as well as to determine the largest amount of tax benefit that is greater than 50% likely to be recognized. Differences between the position taken by management and that of the taxing authorities could result in a reduction of a tax benefit or increase to tax liability, which could adversely affect future income tax expense.

Valuation of Assets and Liabilities Acquired

        Assets acquired and liabilities assumed in merger transactions are recorded at their estimated fair values on the acquisition date, in accordance with ASC 805. Mission Community employs professional appraisers to determine fair value for real property and independent professional valuation consultants to determine fair value for financial instruments such as loans, deposits and trust preferred securities, and for identifiable intangible assets such as core deposit intangibles. These valuations can have a significant impact on future earnings, as discounts or premiums recognized in the valuation process are generally accreted or amortized into income or expense in subsequent periods.

Year Ended December 31, 2012
Compared to Year End December 31, 2011

  Executive Summary of Operating Results

        For the year ended December 31, 2012, Mission Community reported net income of $0.9 million or $0.04 per share on a fully diluted basis. This result compares to a net loss of $(3.0) million or $(0.81) per common share for 2011.

        Mission Community's 2012 operating results improvement was largely due to the full year impact of the acquisition of Santa Lucia Bank, which was acquired in October, 2011, and the continuing improvement in the overall credit quality of Mission Community's loan portfolio. The Santa Lucia Bank acquisition increased total assets by $220 million, nearly doubling the size of Mission Community's balance sheet. As a result, Mission Community's net interest income was $17.6 million, which was $7.8 million or 80% higher than the full year 2011. In 2012, the total average earning asset balance increased approximately $154 million or 60% over the average earning asset balance of 2011, while the average interest bearing liability balance in 2012 increased approximately $102 million over 2011. These higher balances contributed $6.7 million of the $7.8 million net interest income improvement as compared to the prior year. In addition, the net interest margin improved by 0.47%, from 3.81% in 2011 to 4.28% in 2012. This was largely due to an approximately 0.20% increase in the rate earned on average earning assets and a 0.36% decrease in the cost of interest-bearing liabilities as compared to 2011. The higher rate on earning assets was primarily due to $2.1 million of additional purchase discount accretion income that was realized from the discount on the loans purchased in the Santa Lucia Bank acquisition. Such loans were discounted to fair value at the time of acquisition. The accretion income recognized in 2012 had the effect of improving the rate on earning assets by 0.71% in 2012. The decline in Mission Community's 2012 cost of funds was largely due to the lower cost of interest-bearing deposits, particularly time deposits, and more favorable mix of deposits as non-interest bearing deposits comprised 34% of total deposits at December 31, 2012 as compared to 26% at December 31, 2011.

        Operating results in 2012 were also favorably impacted by $0.5 million in higher non-interest income primarily as a result of $1.1 million in higher gains on securities sold, $1.0 million in gains on the disposition of loans held for sale and $0.5 million in higher service fee income. These improvements were partly offset by a $1.9 million lower adjustment to the fair value of a warrant liability and $0.2 million lower gain on the sale of SBA-guaranteed loans. Non-interest expense was higher $4.0 million in 2012 largely due to the full year impact of the Santa Lucia Bank acquisition. Of this amount, total salaries and employee benefits increased $2.1 million, as the full year effect of the October, 2011 acquisition was fully realized for the 12 months in 2012. Other non-interest expenses were also higher by $1.9 million in 2012, primarily due to the acquisition, which drove higher investment and conversion expenses in technology, communications, and higher amortization expense of intangible assets, namely core deposits.

        In 2009, 2010, and to a lesser extent in 2011 Mission Community's operating results were significantly, negatively impacted by elevated levels of provision for loan losses and the associated cost of problem loan resolutions as the U.S. economy was in recession, marked by high levels of unemployment and sharp declines in the value of real estate. Many of the associated costs of problem loans, including provision for loan loss, appraisal costs, legal and collection costs, property maintenance, and write-downs on foreclosed properties were significantly higher during those recession years than they are currently. In 2012 Mission Community was favorably impacted by the improving credit quality of its loan portfolio both as a result of Mission Community's efforts to work with its borrowers to resolve difficult repayment circumstances and as a result of improving local economic conditions. Despite a $0.4 million increase to the provision for loan losses in 2012 and a $1.2 million increase in non-accrual loan balances over the prior year, Mission Community's substandard loan portfolio declined $8.6 million or 38%, while special mention loans declined $4.6 million or 75%. Further, total non-performing assets, inclusive of non-accrual loans, also declined $1.8 million or 13%. Of the $10.2 million non-accrual balance at December 31, 2012, 65% were still paying as agreed.

        As of December 31, 2012, total assets were $435.2 million as compared to $463.3 million at the year-end 2011. The outstanding loan portfolio balance increased $11.6 million to $245.3 million at the end of 2012 versus the level at year-end 2011. Interest-bearing deposits with other banks declined $36.7 million to $26.3 million over the same period. The decline in interest-bearing deposits with other banks helped to fund the increase in the higher yielding loan portfolio and investment security portfolios. Total deposits were $387.3 million at December 31, 2012, as compared to $410.6 million at the end of 2011. Most of the year-end deposit balance decline was evident in the higher-cost time deposit and money market portfolios which declined $55.5 million. Partly offsetting this decline was a favorable $32.2 million increase in lower-cost demand deposit and NOW account balances, which drove a lower overall cost of funds for Mission Community and contributed to a 0.47% improved net interest margin of 4.28% in 2012.

        The following are other major factors impacting Mission Community's results of operations and financial condition in 2012:

  •
  In 2012 Mission Community paid down $5.0 million of Mission Asset Management's preferred stock, leaving a balance of $2.0 million at December 31, 2012. Such pay-downs had the effect of reducing the amount of dividends payable on such preferred stock by $500 thousand per annum.

  •
  The issuance of warrants to purchase common stock with anti-dilution provisions. Certain warrants issued in 2010 and 2011 contained anti-dilution provisions which required them to be accounted for as derivatives. Accordingly, the warrants were classified as liabilities and recorded at estimated fair value. At each reporting date subsequent to their issuance, the change in the fair value of the warrant liability from period to period was recognized in non-interest income in the consolidated statements of operations. The change in estimated fair value of the warrants was $1.932 million for 2011 and $68 thousand for 2012. These warrants were replaced in 2012 with warrants having approximately the equivalent aggregate fair value as the cancelled warrants but without the anti-dilution features that called for derivative accounting treatment. The remaining warrant liability of $5.1 million on that date was transferred to additional paid-in capital.

        While Mission Community's 2012 financial results are improved over the prior year, Mission Community still faces risks and challenges, including credit risk, interest rate risk and the ability to grow the franchise in a fragile, yet improving economy. To best manage these risks, Mission Community has chosen to be prudent with regard to its risk taking and has taken the opportunity to strengthen management expertise and analytics in these areas.

Basis of Presentation

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Mission Community's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The following discussion and analysis is intended to assist in the understanding of significant factors that affected Mission Community's consolidated financial condition and results of operations for the years ended December 31, 2012 and 2011. This discussion, which refers to Mission Community on a consolidated basis, should be read in conjunction with Mission Community's Consolidated Financial Statements and corresponding notes.

        Mission Community is largely inactive except for interest expense associated with the junior subordinated debentures (related to the trust preferred securities), salaries and benefits of a small number of employees performing executive and administrative functions, Board of Director expenses and minimal other administrative costs.

        Mission Asset Management, Inc. was established in 2010 to facilitate the orderly sale and resolution of Mission Community Bank's foreclosed real estate and certain problem loans. To that end, in 2010 Mission Community Bank reclassified $22.4 million of classified loans (including $10.3 million of nonaccrual loans) to "held for sale," writing down the value of those loans to $16.9 million through charge-offs to the allowance for loan and lease losses at that time, i.e., their fair value. Those loans, along with $1.0 million of OREO, were sold from Mission Community Bank to MAM at the aggregate purchase price of $17.9 million in 2010. Since 2010 Mission Community has worked vigorously to resolve these problem assets. In 2012 MAM's loan portfolio and foreclosed real estate balances were reduced $2.1 million and $2.6 million, respectively, from the end of 2011 ending the year 2012 at $1.5 million and $0.5 million, respectively.

Results of Operations

Average Balance Sheets and Analysis of Net Interest Income

        The principal component of earnings for most banks is net interest income. Net interest income is the difference between the interest earned on loans and investments and the interest paid on deposits and other interest-bearing liabilities.

        The banking industry uses two key ratios to measure relative profitability of net interest income. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest bearing liabilities. The interest rate spread ignores the beneficial impact of non-interest bearing deposits and capital, and provides a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percentage of average interest-earning assets. This ratio includes the positive impact of obtaining a portion of the funding for earning assets with non-interest bearing deposits and capital.

        The following table presents, for the periods indicated, the total dollar amounts of interest income from average interest-earning assets and the resultant yields. Also presented are the dollar amounts of interest expense and average interest-bearing liabilities, expressed both in dollars and in rates.

Net Interest Analysis
(Dollars in thousands)

	For the Year Ended
	December 31, 2012			December 31, 2011			December 31, 2010
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
ASSETS
Interest-earning assets:
Loans, net of unearned income*	$231,004	$16,258	7.04%*	$143,573	$9,286	6.47%*	$128,666	$7,539	5.86%*
Investment securities*	146,363	2,572	1.76%*	91,850	1,968	2.14%*	48,141	1,296	2.69%*
Other interest income	34,633	105	0.30%	21,062	62	0.29%	16,260	47	0.29%

Total interest-earning assets / interest income	412,000	18,935	4.60%	256,485	11,316	4.41%	193,067	8,882	4.60%
Non-interest-earning assets:
Allowance for loan and lease losses	(3,796)			(3,222)			(4,253)
Cash and due from banks	3,903			1,816			3,251
Premises and equipment	15,930			5,639			3,318
Other assets	20,216			12,091			9,481

Total assets	$448,253			$272,809			$204,864

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
Interest-bearing deposits:
Interest-bearing demand accounts	$27,495	43	0.16%	$14,756	64	0.43%	$18,353	135	0.73%
Savings and Money Market deposit accounts	127,758	238	0.19%	69,502	331	0.48%	38,846	348	0.90%
Time deposits	123,231	716	0.58%	99,328	993	1.00%	84,513	1,192	1.41%

Total interest-bearing deposits	278,484	997	0.36%	183,586	1,388	0.76%	141,712	1,675	1.18%
Federal Home Loan Bank advances	1,090	3	0.25%	5	—	0.11%	3,616	181	4.99%
Other borrowed funds	3	—	1.10%	95	5	4.75%	613	32	5.28%
Junior subordinated debt	5,545	321	5.78%	4,081	147	3.61%	3,093	103	3.34%

Total borrowed funds	6,638	324	4.87%	4,181	152	3.63%	7,322	316	4.32%

Total interest-bearing liabilities / interest expense	285,122	1,321	0.46%	187,767	1,540	0.82%	149,034	1,991	1.34%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	118,799			42,746			23,244
Other liabilities	10,361			8,994			5,868

Total liabilities	414,282			239,507			178,146
Shareholders' equity	33,971			33,302			26,718

Total liabilities and shareholders' equity	$448,253			$272,809			$204,864

Net interest-rate spread			4.14%			3.59%			3.26%
Impact of non-interest-bearing
sources and other changes in
balance sheet composition			0.14%			0.22%			0.31%

Net interest income / margin on earning assets		$17,614	4.28%**		$9,776	3.81%**		$6,891	3.57%**

*
Yields on municipal securities and loans have not been adjusted to their fully-taxable equivalents due to Mission Community's valuation allowance on deferred tax assets.

**
Net interest income as a % of earning assets

        Non-accrual loans are included in the calculations of average balances and average rates of loans; interest not accrued is excluded.

        Net interest income is affected by changes in the amount and mix of Mission Community's interest-earning assets and interest-bearing liabilities, referred to as the change due to volume. The significant increases in average total assets and average total liabilities in 2012, observed in the table above, are primarily the result of the acquisition of Santa Lucia Bank in October, 2011. The timing of this acquisition had the effect of increasing average balances in both 2011 and, to a greater extent, in

2012 as the acquired asset and liability balances were included in the calculation of average balances for a twelve month period in 2012 as compared to only two months in 2011. Consequently, as a result of the acquisition balances being included in the full year 2012, average interest-earning assets increased $155.5 million as compared to 2011, and increased $63.4 million in 2011 over 2010 due to the acquisition in fourth quarter 2011. Average interest-bearing deposits, likewise, increased $94.9 million in 2012 and increased $41.9 million in 2011. Growth in average non-interest-bearing deposits was $76.1 million in 2012, while growth in 2011 was $19.5 million. Much of the growth in these two years stemmed from the Santa Lucia Bank acquisition, addition of new client relationships and deepening of existing ones, and customer preference to remain very liquid in the low interest rate environment.

        Net interest income is also affected by changes in the yields Mission Community earns on interest-earning assets and the rates it pays on interest-bearing deposits and borrowed funds, referred to as the change due to rate. The average yield on interest-earning assets increased 0.19% in 2012, while the average rate paid on interest-bearing liabilities decreased 0.36%, as deposit rates continued a multi-year decline, with renewing certificates of deposits and non-maturity deposits (interest-bearing demand, money market and savings accounts) all reflecting lower cost. Loan yields increased in 2012 and in 2011 primarily due to the accretion of purchase discounts on loans acquired in the Santa Lucia Bank merger, which represented $2.9 million and $0.8 million, respectively, of the total interest on loans. The average yield on investment securities in 2012 declined 0.38% due to the lower interest rate environment and relative short duration of securities held.

        The following table sets forth changes in interest income and interest expense for each major category of interest-earning assets and interest-bearing liabilities, and the amount of those variances attributable to volume and rate changes for the years indicated.

Rate / Volume Variance Analysis
(In thousands)

	Year Ended December 31, 2012 Compared to 2011			Year Ended December 31, 2011 Compared to 2010
	Increase (Decrease) in interest income and expense due to changes in:			Increase (Decrease) in interest income and expense due to changes in:
	Volume	Rate	Total	Volume	Rate	Total
Interest-earning assets:
Loans, net of unearned income	$6,091	$881	$6,972	$921	$826	$1,747
Investment securities	1,007	(403)	604	981	(309)	672
Other interest income	40	3	43	14	1	15

Total increase (decrease) in interest income	7,138	481	7,619	1,916	518	2,434
Interest-bearing liabilities:
Transaction accounts	35	(56)	(21)	(23)	(48)	(71)
Savings deposits	180	(273)	(93)	194	(211)	(17)
Time deposits	202	(479)	(277)	186	(385)	(199)

Total interest-bearing deposits	417	(808)	(391)	357	(644)	(287)
FHLB advances	3	—	3	(91)	(90)	(181)
Other borrowed funds	(3)	(2)	(5)	(25)	(2)	(27)
Junior subordinated debt	65	109	174	35	9	44

Total borrowed funds	65	107	172	(81)	(83)	(164)

Total increase (decrease) in interest expense	482	(701)	(219)	276	(727)	(451)

Increase (decrease) in net interest income	$6,656	$1,182	$7,838	$1,640	$1,245	$2,885

        Changes not solely attributable to rate or volume have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

        In 2012, net interest income increased $7.8 million, of which $6.7 million was due to higher average volume of interest earning assets as a result of the Santa Lucia Bank acquisition in October, 2011 and $1.2 million was due to higher net interest margin which increased from 3.81% in 2011 to 4.28% in 2012 primarily due to higher accretion income and lower cost of funds.

Provision for Loan Losses

        Credit risk is inherent in the business of making loans. Mission Community Bank makes provisions for loan losses to bring the total allowance for loan and lease losses to a level deemed appropriate to cover probable and estimable losses in the loan portfolio. The determination of the appropriate level for the allowance is based on such factors as historical loss experience, the volume and type of lending conducted, the amount of nonperforming loans, regulatory policies, general economic conditions, and other factors related to the collectability of loans in the portfolio. The provision for loan losses is charged to earnings and totaled $975 thousand in 2012, as compared to $600 thousand in 2011.

        See Allowance for Loan and Lease Losses below for additional information on the procedures for monitoring the adequacy of the allowance, as well as detailed information concerning the allowance for loan and lease losses.

Non-interest Income
(In thousands)

	For the Years Ended December 31,
	$ Amount		Change
	2012	2011	$	%
Service charges on deposit accounts	$968	$511	$457	89%
Gain on sale of SBA-guaranteed loans	8	183	(175)	-96%
Gains(losses) on disposition of loans held for sale	955	(69)	1,024	nm
Loan servicing fees, net of amortization	154	99	55	56%
Gains on sale of securities	1,116	7	1,109	15843%
Loss/writedown of OREO and fixed assets	(496)	(238)	(258)	nm
Grants and awards	415	500	(85)	-17%
Change in fair value of warrant liability	68	1,932	(1,864)	-96%
Increase in cash surrender value of life insurance	229	116	113	97%
Other income and fees	394	230	164	71%

Total non-interest income	$3,811	$3,271	$540	17%

nm—not meaningful

        In 2012, non-interest income increased $0.5 million, primarily due to $1.1 million of higher net gain on securities sold, $1.0 million in gains on the disposition of loans held for sale and $0.5 million in higher service fee income. Partly offsetting these higher earnings was a $1.9 million lower adjustment to the fair value of the warrant liability and $0.2 million less gains of the sale of SBA-guaranteed loans loan.

        Certain warrants issued in 2010 and 2011 contained anti-dilution provisions which required them to be accounted for as derivatives. Accordingly, the warrants were classified as liabilities and recorded at estimated fair value. At each reporting date subsequent to their issuance, the change in the fair value of the warrant liability from period to period has been recognized in non-interest income in the consolidated statements of operations. The change in estimated fair value of the warrants was $1.9 million for 2011 and $68 thousand for 2012. These warrants were replaced in 2012 with warrants having approximately the equivalent aggregate fair value as the cancelled warrants but without the anti-dilution features that called for derivative accounting treatment. The remaining warrant liability of $5.1 million on the cancellation date was transferred to additional paid-in capital.

Non-interest Expense
(In thousands)

	For the Years Ended December 31,
	$ Amount		Change
	2012	2011	$	%
Salaries and employee benefits	$9,759	$7,636	$2,123	28%
Occupancy expenses	1,705	1,740	(35)	-2%
Furniture and equipment	748	704	44	6%
Data processing	2,280	1,360	920	68%
Professional fees	1,230	1,215	15	1%
Marketing and business development	420	326	94	29%
Communications	322	147	175	119%
Other office expenses	383	188	195	104%
Insurance and regulatory assessments	623	481	142	30%
Loan and lease expenses	294	278	16	6%
Other real estate expenses	260	269	(9)	-3%
Provision for unfunded loan commitments	25	180	(155)	-86%
Core deposit intangible amortization	405	67	338	504%
Other	1,042	857	185	22%

Total non-interest expense	$19,496	$15,448	$4,048	26%

nm = not meaningful

        Non-interest expense increased $4.0 million in 2012, or 26%, primarily due to the full year impact of the Santa Lucia Bank acquisition which closed in October, 2011.

        Non-interest expenses that had material change from 2011 to 2012 were:

  •
  Salary and benefits increased by $2.1 million, or 28% in 2012. Principal factors relating to the increase were the full 12 month effect of the Santa Lucia Bank acquisition (average full-time-equivalent employees increased from 84 in 2011 to 114 in 2012) and the reinstitution of Mission Community's 401(k) match contribution program.

  •
  Data processing costs increased by $0.9 million in 2012, as compared to 2011, primarily due to costs related to integrating and upgrading aging technology platforms that included the former Santa Lucia branches following the bank acquisition in October, 2011.

  •
  Amortization expense, comprised of the core deposit intangible acquired as part of the bank acquisition, increased $0.3 million in 2012 due to the full year impact from the acquired deposits.

Income Taxes

        Mission Community's combined federal and state effective income tax rate was 6.9% in 2012 and 0% in 2011. In 2012, despite pre-tax earnings of $1.0 million, the provision for income tax was offset by available tax loss carry-forwards originating from 2008 through 2011. The $66 thousand income tax recorded in 2012 represents an accrual for alternative minimum tax related to utilizing those tax loss carry-forwards.

        Mission Community continues to maintain a full valuation allowance, as a result of Mission Community being in a cumulative loss position as of December 31, 2012. The valuation allowance was first established in 2010. Mission Community will continuously assess the likelihood of its ability to realize the deferred tax asset and will maintain a valuation allowance until such time that earnings evidence and projections demonstrate that it is more likely than not that the deferred tax asset can be fully utilized.

        In 2011 the negligible income tax provision or credit against the $(3.0) million pre-tax loss was due to the 100% deferred income tax valuation allowance that offset any income tax credit, as Mission Community's losses exceeded its ability to fully recognize deferred tax assets by carrying the loss back to previous tax years As of December 31, 2012 and 2011, the ability of Mission Community Bank to reduce the deferred tax valuation allowance and recognize its deferred tax assets was entirely dependent on Mission Community Bank generating sufficient taxable income in future years. The valuation allowance can begin to be reversed—providing a potential increase to net income in future years—when Mission Community returns to sustainable profitability. As described in Note I to the Consolidated Financial Statements, certain of Mission Community's net operating losses are limited as a result of an ownership change in 2010.

Financial Condition

Investment Activities

        Mission Community's investment activities are designed to assist in maximizing income consistent with the quality and the liquidity needs of Mission Community, to supply collateral to secure public funds on deposits and lines of credit, and to provide a means for balancing market and credit risks through ever changing economic cycles. Mission Community's portfolio consists primarily of U.S. government agency obligations, obligations of government-sponsored entities, mortgage-backed securities and, more recently, state and municipal securities. Mission Community Bank does not maintain a trading account. All securities in Mission Community Bank's portfolio are classified as available for sale.

        Mission Community has an Asset/Liability Committee that develops and maintains current investment policies based upon Mission Community's operating needs and the market circumstances. Mission Community's investment policy is formally reviewed and approved annually by the Board of Directors. The Asset/Liability Committee of Mission Community is responsible for reporting and monitoring compliance with the investment policy. Reports are provided to Mission Community Bank's Board of Directors on a regular basis.

        The composition of the investment portfolio as of December 31, 2012 and 2011 was as follows:

Investment securities composition

	December 31, 2012			December 31, 2011
	Amortized Cost	Approx. Fair Value	% Yield	Amortized Cost	Approx. Fair Value	% Yield
	(Dollars in thousands)
U.S. Government agencies:
Within one year	$4,020	$4,030	1.13%	$2,049	$2,054	0.58%
One to five years	12,386	12,408	0.92%	13,707	13,809	1.49%
Five to ten years	—	—		—	—
After 10 years	13,601	14,151	2.84%	10,342	10,554	3.09%

Total U.S. Government agencies	30,007	30,589	1.82%	26,098	26,417	2.05%
Residential mortgage-backed securities:
Within one year	—	—		—	—
One to five years	143	156	4.83%	—	—
Five to ten years	26,043	26,481	1.38%	30,386	30,693	1.86%
After 10 years	34,364	35,023	1.78%	57,823	58,600	2.01%

Total residential
mortgage-backed securities	60,550	61,660	1.62%	88,209	89,293	1.96%
Municipal securities:
Within one year	1,386	1,387	0.42%	—	—
One to five years	8,427	8,375	1.48%	545	555	3.48%
Five to ten years	7,256	7,302	2.22%	1,981	2,048	3.98%
After 10 years	2,178	2,209	3.23%	2,294	2,454	3.82%

Total municipal securities	19,247	19,273	1.88%	4,820	5,057	3.85%

Corporate debt securities:
Within one year	1,015	1,017	1.04%	—	—
One to five years	1,000	981	1.55%	1,059	1,055	1.04%
Five to ten years	1,000	998	1.56%	1,000	1,000	4.25%
After 10 years	—	—		—	—

Total corporate securities	3,015	2,996	1.38%	2,059	2,055	2.60%
Asset-backed securities:
Within one year				—	—
One to five years				—	—
Five to ten years	1	1	9.33%	1	1	9.37%
After 10 years	13,201	13,303	1.60%	5,428	5,487	2.84%

Total asset-backed securities	13,202	13,304	1.60%	5,429	5,488	2.84%

Total investment securities	$126,021	$127,822	1.70%	$126,615	$128,310	2.10%

        On the table above, yields on tax-exempt municipal securities have not been adjusted to their fully-taxable equivalents due to Mission Community's valuation allowance on deferred tax assets.

        At December 31, 2012 the balance of the investment portfolio was approximately $127.8 million or $0.5 million less than that reported at December 31, 2011. The small change in the balance of the portfolio can be attributed in large part to the decline in total deposit balances of $23.3 million, the increase in loan balances of $12.0 million, offset by the reduction in interest bearing deposits with banks of $36.7 million, the net of which was absorbed by lower borrowings. Mission Community made securities purchases in 2012 in the aggregate amount of $114.7 million, which were largely offset by proceeds from the sale, principal payments, call and maturity of investments totaling approximately $91.8 million. During 2012, Mission Community recorded a net pre-tax gain of $1.1 million on the sale of various investment securities.

        Securities available for sale are carried at fair value with related unrealized net gains or losses on securities, net of any deferred income taxes, recorded as an adjustment to the other comprehensive income component of shareholders' equity. At December 31, 2012 the securities portfolio had net unrealized gains of approximately $1.8 million, an increase in the level of unrealized gains of approximately $0.1 million from that reported at December 31, 2011.

        Mission Community continues to monitor the portfolio for changing risk factors including but not limited to updates on: mortgage collateral delinquency, prepayment rates, loan-to-values, default rates, and rate adjustments. Mission Community's investment securities continue to demonstrate cash flows as expected. As of December 31, 2012 Management does not believe that any unrealized losses in the portfolio are other than temporary.

        All fixed and adjustable rate mortgage securities contain a certain amount of risk related to the uncertainty of prepayments of the underlying mortgages. Interest rate changes have a direct impact upon prepayments rates. Mission Community uses a computer simulation model to test the average life, duration, market volatility and yield volatility of adjustable rate mortgage pools under various interest rate assumptions to monitor volatility. Stress tests are performed quarterly.

        Municipal securities have been included in the portfolio to take advantage of their relatively attractive yields. Of those municipal securities in the portfolio as of December 31, 2012 69.8% are within California, 60.0% are general obligation bonds, 74.7% are insured and 97.6% are rated at least 'A' by Standard & Poor's or Moody's.

        See Note B in the notes to the Consolidated Financial Statements for additional information on investment securities.

Lending Activities

        Mission Community Bank originates loans, participates in loans from other banks and structures loans for possible sale in the secondary market.

        The following table sets forth the composition of Mission Community's loan portfolio (including loans held for sale) by type of loan as of the dates indicated:

Loan Portfolio Composition
(Dollars in thousands)

	As of December 31,
Type of Loan	2012	2011	2010	2009	2008
Commercial and industrial	$33,580	$30,176	$17,701	$19,633	$24,454
Agricultural	14,252	9,272	1,022	750	—
Leases, net of unearned income	1,057	2,323	1,047	1,335	1,491
Municipal loans	2,347	2,393	2,987	3,476	2,729
Real estate	180,981	169,465	87,005	96,956	98,049
Construction and land development	11,995	18,022	8,973	12,512	22,857
Consumer	1,077	2,018	1,491	1,748	3,731

Total loans	$245,289	$233,669	$120,226	$136,410	$153,311

Off-balance-sheet commitments:
Undisbursed loan commitments	$41,155	$38,702	$19,832	$18,219	$28,427
Standby letters of credit	2,365	2,444	901	301	304

        The following table shows, as of December 31, 2012, the maturities and sensitivities of loans to interest rate changes:

Maturity and Rate Sensitivity of Loans
(Dollars in thousands)

	Maturity				Rate Structure for Loans Maturing Beyond One Year
	One year or less	One through five years	Over five years	Total	Fixed Rate	Floating Rate
Commercial and industrial	$8,098	$12,561	$12,921	$33,580	$17,739	$7,743
Agricultural	11,838	914	1,500	14,252	864	1,550
Leases, net of unearned income	29	349	679	1,057	1,028	—
Municipal loans	—	—	2,347	2,347	690	1,657
Real estate	15,750	52,139	113,092	180,981	111,120	54,111
Construction and land development	10,957	516	522	11,995	950	88
Consumer Loans	181	228	668	1,077	896	—

Total Loans	$46,853	$66,707	$131,729	$245,289	$133,287	$65,149

        Mission Community Bank funds commercial and industrial loans to provide working capital, to finance the purchase of fixed assets and for other business purposes. These loans, generally, are short-term, with maturities ranging from thirty days to one year, or are term loans, with maturities normally ranging from one to five years. Included in commercial and industrial loans are SBA loans. Mission Community Bank originates and services SBA loans and is active in specific SBA programs. Mission Community Bank is an SBA preferred lender, which provides delegated loan authority, creating a more timely credit approval process for the borrower. Mission Community Bank makes adjustable rate, SBA-guaranteed loans and may sell the guaranteed portion of the SBA loans in the secondary market, while retaining the servicing rights of these loans. At December 31, 2012 and 2011,

Mission Community Bank serviced approximately $27.1 million and $48.9 million, respectively, in SBA loans.

        Agricultural loans are made to businesses or individuals engaged in the production, processing and/or marketing of agricultural products. Such loans may include:

  •
  Short-term loans to finance the seasonally changing working capital needs of a customer through a line of credit arrangement. Such loans are structured as revolving commitments or non-revolving advances in support of anticipated production costs, primarily depending on the level of liquidity supporting the business operation.

  •
  Formula based working capital loans are revolving commitments, limited by the collateral value of specific current assets, as reported periodically by the borrower. Maturities are usually up to one year but may be longer based on the financial strength, supporting collateral margins or other sound structural elements.

  •
  Crop production loans made to finance the growing, harvesting and storing of crops require a definite and sufficient source of repayment from the sale of crops.

  •
  Farmland loans are real estate secured, longer term loans, generally made for the acquisition of open crop land, permanent plantings or ranches.

  •
  Dairy financing involves the acquisition of feed and livestock, generally structured as lines of credit. Term loans are also provided, primarily to support the ownership of dairy facilities and surrounding farmland.

  •
  Revolving credit lines are available to borrowers in the beef cattle industry. Businesses engaged in this industry are characterized as either livestock owners (ranches or feedlots) or as commercial feedlots where the owner may or may not own the cattle.

  •
  Amortizing term loans or lines of credit, secured by new or used machinery or equipment, are made available for the acquisition or refinance of farm machinery and equipment, primarily used in the production, harvesting, and processing of farm products.

  •
  Longer term loans secured by food processing, storage and distribution facilities, and oftentimes specialized machinery, equipment and fixtures, may be made available. Such facilities generally have a single purpose or limited use.

        Real estate loans are based on the income generating capacity of the property or the cash flow of the owner/user and are secured by the property. Mission Community Bank offers both fixed and variable rate loans with maturities which generally do not exceed ten years. Exceptions are made for SBA- and other government agency-guaranteed loans secured by real estate, or for commercial real estate loans with appropriate mitigation of risk. Residential real estate loans are limited to home equity loans and home equity lines of credit. Mission Community Bank has not been active in other forms of residential real estate lending.

        Mission Community Bank had been active in lending to finance the construction of commercial and single family residential property. However, when the downturn in real estate began in 2007, new construction loan activity slowed markedly. Since then, most of Mission Community Bank's construction loan portfolio has either paid off or been charged off. Construction loans totaled $12.0 million as of December 31, 2012, a $6.0 million decrease from a year earlier. Construction loans are typically extended for terms of 12 to 18 months. Generally, Mission Community Bank does not provide loans for speculative purposes.

        Consumer loans are used to finance automobiles, various types of consumer goods, and other personal purposes. Consumer loans generally provide for the monthly payment of principal and interest. Most consumer loans are secured by the personal property being purchased.

Asset Quality

        The risk of nonpayment of loans is inherent in lending. That risk varies with the type and purpose of the loan, the type of collateral utilized to secure payment and, ultimately, the creditworthiness of the borrower. In order to minimize this credit risk, all loans are reviewed and approved by either a senior lending officer, a credit administrator, the Chief Credit Officer or the Credit Committee of the board of directors. The Credit Committee is comprised of outside directors as well as Mission Community Bank's Chief Executive Officer and Chief Credit Officer.

        Mission Community Bank employs both an internal and an external loan review process. All new loans are reviewed internally for asset quality and policy compliance and an independent external loan portfolio review is generally performed semi-annually by an outside credit review firm. Asset quality ratings are assigned based on a risk assessment of each loan. Loans with minimum risk are rated within five "Pass" categories, including "Watch." Lower quality credits are rated "Special Mention," "Substandard," "Doubtful" or "Loss," depending on credit quality. Loans rated Substandard or Doubtful are considered "classified" loans, and loans rated Loss are charged off. As an adjunct to the loan review process, an internal "stress test" is applied to the commercial real estate portfolio at least annually to determine the potential financial impact on Mission Community Bank under stressed real estate conditions.

        An allowance for loan and lease losses is provided for all loans, including those graded pass and watch, except for loans held for sale, which are carried at estimated fair value. As special mention and classified loans are identified in Mission Community's review process, they are added to the internal criticized loan list and an increased loan loss allowance is established for them. See Allowance for Loan and Lease Losses below for additional information on how the amount of allowance for loan and leases losses is determined.

        The following table provides year-end information with respect to the components of Mission Community's impaired or non-performing assets as of the dates indicated:

Non-Performing Assets
(Dollars in thousands)

	As of December 31,
	2012	2011	2010	2009	2008
Loans in nonaccrual status:
Nonaccrual loans held for investment—
Commercial and industrial	$3,018	$2,032	$1,311	$1,139	$578
Real estate	5,495	2,653	682	2,724	1,427
Construction & land development	555	1,872	—	2,028	1,552

Total nonaccrual loans held for investment	9,068	6,557	1,993	5,891	3,557
Nonaccrual loans held for sale—
Commercial and industrial	280	—	—	—	—
Real estate	862	1,705	7,406	—	—
Construction & land development	—	292	2,605	—	—

Total nonaccrual loans held for sale	1,142	1,997	10,011	—	—

Total nonaccrual loans	10,210	8,554	12,004	5,891	3,557
Loans held for investment past due 90 days or more and accruing:
Real estate	—	—	—	—	265

Total loans 90 days past due and accruing	—	—	—	—	265
Restructured loans:
Commercial and industrial	—	—	—	731	—
Real estate	722	—	—	—	—
Construction & land development	—	—	—	—	675
Consumer	—	—	—	100	—

Total restructured loans	722	—	—	831	675

Total nonperforming loans	10,932	8,554	12,004	6,722	4,497
Other real estate owned	818	5,026	3,137	2,206	83

Total nonperforming assets	$11,750	$13,580	$15,141	$8,928	$4,580

Allowance for loan and lease losses	$4,242	$3,326	$3,198	$5,537	$3,942
Asset quality ratios:
Non-performing assets to total assets	2.70%	2.94%	6.95%	4.62%	2.13%
Excluding loans held for sale*	2.45%	2.53%	2.53%	4.65%	2.14%
Non-performing loans to total loans	4.46%	3.67%	9.98%	4.93%	2.93%
Excluding loans held for sale*	4.02%	2.86%	1.90%	4.96%	2.96%
Allowance for loan and lease losses to total loans	1.73%	1.43%	2.66%	4.06%	2.57%
Excluding loans held for sale*	1.74%	1.45%	3.04%	4.09%	2.59%
Allowance for loan and lease losses to total non-performing loans	39%	39%	27%	82%	88%
Excluding loans held for sale*	43%	51%	160%	82%	88%

*
Loans held for sale are carried at the lower of amortized cost or fair value

        Non-accrual loans are loans which management believes may not be fully collectible as to principal and interest. Generally, loans are placed in non-accrual status when they are 90 days or more past due unless they are well-secured and in the process of collection. Once placed in non-accrual status, a loan is not returned to accrual status until it is brought current with respect to both principal and interest payments, the loan is performing to current terms and conditions, the interest rate is commensurate with market interest rates and future principal and interest payments are no longer in doubt.

        Non-accrual loans increased $1.7 million to $10.2 million as of December 31, 2012, primarily due to a $2.0 million increase in commercial real estate loans and a $1.3 million increase in commercial and industrial loans, partly offset by a $1.6 million decrease in construction and land development loans. Of this amount, $5.9 million were still paying in accordance with contractual terms. Approximately $1.0 million of the non-accrual commercial and real estate loans as of December 31, 2012, are in Mission Community's SBA loan portfolio, $0.7 million of which are guaranteed by the SBA. At December 31, 2011, $1.2 million of Mission Community Bank's non-accrual loans were SBA-guaranteed loans, and $0.9 million was guaranteed by the SBA. Total non-performing loans, inclusive of non-accrual loans and troubled debt restructuring loans or "TDR's", were $10.9 million as compared to $8.6 million in 2011. "TDR's" are those loans with concessions in interest rates or repayment terms due to a decline in the financial condition of the borrower. At December 31, 2012 TDR's outstanding were $0.7 million as compared to none in 2011.

        Total non-performing assets declined $1.8 million to $11.8 million in 2012 as compared to $13.6 million in 2011. This decrease is primarily due to sale of other real estate owned in 2012. Other real estate owned is acquired in satisfaction of loans through foreclosure or other means and is carried on an individual asset basis at the lower of the recorded investment in the related loan or the estimated fair value of the property, less selling expenses. At December 31, 2012 the other real estate owned balance was $0.8 million, down $4.2 million from December 31, 2011.

        Loans held for sale as of December 31, 2012, included $1.1 million of lower-quality loans held in Mission Community's Mission Asset Management, Inc. subsidiary. The MAM loans are intended for sale or other resolution, depending on MAM's ability to obtain a reasonable price for these loans.

  Potential Problem Loans

        At December 31, 2012, Mission Community had approximately $4.7 million of loans that were not categorized as non-performing, but for which known information about the borrower's financial condition caused management to have uncertainty about the ability of the borrowers to comply with the repayment terms of the loans. These loans were identified through the loan review process described above. The $4.7 million of potential problem loans are supported by $0.5 million of SBA loan guarantees. Potential problem loans are subject to continuing management attention and management has provided in the allowance for loan and lease losses for potential losses related to these loans, based on an evaluation of current market conditions, loan collateral, other secondary sources of repayment and cash flow generation.

        While credit quality, as measured by loan delinquencies and by Mission Community's internal risk grading system, appears to be manageable as of December 31, 2012, there can be no assurances that new problem loans will not develop in future periods. A further decline in economic conditions in Mission Community's market area or other factors could adversely impact individual borrowers or the loan portfolio in general. Mission Community has well defined underwriting standards and expects to continue with prompt collection efforts, but economic uncertainties or changes may cause one or more borrowers to experience problems in the coming months.

  Loan Concentrations

        The Board of Directors has approved concentration levels for various loan types based on Mission Community Bank's business plan and historical loss experience. On a quarterly basis, management reports to the board with information relating to concentrations. Management's review of possible concentrations includes an assessment of loans to multiple borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions.

        The following table reflects the major concentrations in the loan portfolio, by type of loan, as of each year end:

Loan Concentrations
(Dollars in thousands)

	As of December 31,
	2012		2011		2010		2009		2008
Type of Loan	Amount	Percent of Total Loans	Amount	Percent of Total Loans	Amount	Percent of Total Loans	Amount	Percent of Total Loans	Amount	Percent of Total Loans
Construction and land development	$11,995	4.9%	$18,022	7.6%	$8,973	7.4%	$12,512	9.2%	$22,857	14.9%
Other real estate loans (by type of collateral):
Non-farm, non-residential property:
Owner-occupied	72,036	29.4%	70,153	30.0%	35,135	29.2%	37,337	27.4%	36,208	23.6%
Non-owner-occupied	69,145	28.2%	64,382	27.6%	32,240	26.8%	36,940	27.1%	37,375	24.4%
1 to 4 family residential:
First liens	14,269	5.8%	8,845	3.8%	2,398	2.0%	3,963	2.9%	5,464	3.6%
Junior liens	12,602	5.1%	17,582	7.5%	10,541	8.8%	12,678	9.3%	11,840	7.7%
Multi-family residential	4,630	1.9%	6,182	2.7%	3,702	3.1%	2,757	2.0%	3,340	2.2%
Farmland	8,299	3.4%	2,321	1.0%	2,989	2.5%	3,281	2.4%	3,822	2.5%

Total real estate-secured loans	192,976	78.7%	187,487	80.2%	95,978	79.8%	109,468	80.3%	120,906	78.9%
Commercial and industrial	33,580	13.7%	30,176	12.9%	17,701	14.7%	19,633	14.4%	24,454	15.9%
Agricultural	14,252	5.8%	9,272	4.0%	1,022	0.9%	750	0.5%	—	0.0%
Lease financing	1,057	0.4%	2,323	1.0%	1,047	0.9%	1,335	1.0%	1,491	1.0%
Municipal	2,347	1.0%	2,393	1.0%	2,987	2.5%	3,476	2.5%	2,729	1.8%
Consumer	1,077	0.4%	2,018	0.9%	1,491	1.2%	1,748	1.3%	3,731	2.4%

Total loans, including loans held for sale	$245,289	100.0%	$233,669	100.0%	$120,226	100.0%	$136,410	100.0%	$153,311	100.0%

        The table indicates a concentration in commercial real estate loans (loans secured by non-farm, non-residential and multi-family residential properties, including construction loans) totaling $157.8 million at December 31, 2012. However, under the regulatory definition of commercial real estate—which excludes owner-occupied properties—Mission Community Bank's commercial real estate concentration is reduced to $85.8 million, or 35.0% of total loans at December 31, 2012. Prior to 2008, Mission Community Bank had experienced no losses on construction and land development loans or on other types of commercial real estate loans. From 2008 through 2012, however, Mission Community Bank recognized $5.1 million in losses on construction and land development loans and approximately $3.1 million in losses on other types of commercial real estate loans. Approximately $2.1 million of those losses on construction and land development loans and $1.9 million of the losses on commercial real estate loans resulted from the 2010 reclassification of loans to "held for sale" prior to their sale from Mission Community Bank to MAM.

        Mission Community Bank's analysis of loan concentrations suggests that Mission Community Bank does not have an unusually high real estate concentration compared to other similar sized banks in California. Banks in California typically are more prone than banks in other states to use real estate collateral for many commercial loans for business purposes where collateral is taken as an abundance of caution. In its analysis of real estate concentrations, Mission Community Bank carefully considers economic trends and real estate values. The commercial real estate market in San Luis Obispo County weakened from 2008 through 2011. Although the local market has not seen the severe weakness seen in many other areas of California and the U.S., management continues to monitor closely trends in real estate in light of Mission Community Bank's level of real estate lending.

Allowance for Loan and Lease Losses

        Mission Community maintains an allowance for loan losses at a level considered by Management to be adequate to provide for probable losses incurred as of the balance sheet date. The allowance is comprised of three components: specific credit allocation, general portfolio allocation and qualitatively determined allocation. The allowance is increased by provisions for loan losses charged to earnings and decreased by loan charge-offs, net of recovered balances.

        The following table summarizes, for each reported period, changes in the allowance for loan and lease losses:

Summary of Loan Loss Experience
(Dollars in thousands)

	For the Year Ended December 31,
	2012	2011	2010	2009	2008
Allowance for loan and lease losses at beginning of year	$3,326	$3,198	$5,537	$3,942	$1,150
Loans charged off:
Construction and land development	—	—	(2,755)	(1,778)	(547)
Other real estate loans	(223)	(322)	(3,714)	(911)	—
Commercial and industrial	(150)	(290)	(1,583)	(738)	(880)
Consumer and other	(45)	(43)	(134)	(78)	(52)

Total loans charged off	(418)	(655)	(8,186)	(3,505)	(1,479)
Recoveries:
Construction and land development	—	—	19	—	—
Other real estate loans	36	97	—	1	—
Commercial and industrial	200	71	27	42	22
Consumer and other	123	15	1	1	4

Total recoveries	359	183	47	44	26

Net charge-offs	(59)	(472)	(8,139)	(3,461)	(1,453)
Provision charged to operations	975	600	5,800	5,056	4,245

Allowance for loan and lease losses at end of year	$4,242	$3,326	$3,198	$5,537	$3,942

Ratio of net charge-offs to average loans	0.03%	0.33%	6.33%	2.33%	1.02%
Ratio of provision to average loans	0.42%	0.42%	4.51%	3.40%	2.98%

        Mission Community Bank performs a quarterly detailed review to identify the risks inherent in the loan portfolio, to assess the overall quality of the loan portfolio and to determine the adequacy of the allowance for loan and lease losses and the related provision for loan losses to be charged to expense. Systematic reviews follow the methodology set forth by various regulatory policy statements on the allowance for loan and lease losses.

        A key element of Mission Community Bank's methodology is the previously discussed credit classification process. The amount determined by management to be an appropriate level for the allowance is based on Mission Community Bank's historical loss rate for each type of loan and risk grade, with adjustments made for certain qualitative factors such as current and expected economic conditions, trends in collateral values, the quality of Mission Community Bank's loan review process, etc. For loans identified as impaired under ASC 310-10-35, the allowance allocated to the loan is the deficiency, if any, in either the present value of expected cash flows from the loan or the fair value of the collateral, as compared to Mission Community Bank's investment in the loan. Each year Mission Community Bank engages an outside firm to perform periodically a review of the loan portfolio and to test the adequacy of the allowance for loan and lease losses. In addition, loans are examined periodically by Mission Community Bank's federal and state regulators.

        Impaired loans are accounted for in accordance with ASC 310 using one of the three acceptable valuation techniques, including: 1) the present value of future cash flows, discounted at the loan's effective interest rate; 2) the fair value of the collateral, if the loan is collateral dependent; or 3) the loan's observable market price (seldom used). As of December 31, 2012, some of Mission Community's impaired loans were considered collateral dependent, so they are valued based on the fair value of the underlying collateral. Third-party appraisals for specific properties are obtained based upon changes in the factors impacting market conditions. They are also obtained whenever Mission Community believes the validity of the existing appraisal or valuation method is in question, due to the passage of time or changing market conditions. Perceived collateral shortfalls in collateral dependent loans result in an immediate write down of the asset value (i.e., a charge-off of the perceived collateral shortfall). Impaired loans that are not collateral dependent are valued using the present value of the expected future cash flows (i.e., expected loan or guarantee payments). Based on these valuations, a specific allocation of the allowance is ascribed to each impaired loan.

        The ratio of allowance for loan and lease losses to total loans (excluding loans held for sale) as of December 31, 2012 was 1.73%, as compared to 1.43% at December 31, 2011.

        As part of the analysis of the allowance, Mission Community Bank assigns certain risk factors to unclassified loans in addition to the specific percentages used for classified loans. The following tables summarize the allocation of the allowance for loan and lease losses by general loan types, based on collateral or security type, as used internally by Mission Community Bank as of the end of each of the past five years.

	December 31, 2012
(dollars in thousands)	Loans	Percent of Total Loans	Allowance Allocation	Percent of Total Allowance
Unclassified loans:
Commercial	$29,308	11.9%	$596	14.1%
Agricultural	14,252	5.8%	287	6.8%
Leases	1,057	0.4%	14	0.3%
Municipal loans	2,347	1.0%	21	0.5%
Real estate	171,437	69.9%	1,441	33.9%
Construction	11,440	4.7%	321	7.6%
Consumer	1,077	0.4%	37	0.9%

Total unclassified loans	230,918	94.1%	2,717	64.1%
Classified loans:
Commercial	4,272	1.8%	831	19.6%
Agricultural	—	0.0%	—	0.0%
Leases	—	0.0%	—	0.0%
Municipal loans	—	0.0%	—	0.0%
Real estate	9,544	3.9%	693	16.3%
Construction	555	0.2%	—	0.0%
Consumer	—	0.0%	—	0.0%

Total classified loans	14,371	5.9%	1,524	35.9%

Other economic factors			1	0.0%

Total loans and allowance	$245,289	100.0%	$4,242	100.0%

	December 31, 2011
(dollars in thousands)	Loans	Percent of Total Loans	Allowance Allocation	Percent of Total Allowance
Unclassified loans:
Commercial	$23,322	10.0%	$356	10.7%
Agricultural	9,272	4.0%	24	0.7%
Leases	2,323	1.0%	17	0.5%
Municipal loans	2,393	1.0%	18	0.5%
Real estate	153,582	65.7%	990	29.8%
Construction	14,247	6.1%	157	4.7%
Consumer	2,018	0.9%	89	2.7%

Total unclassified loans	207,157	88.7%	1,651	49.6%
Classified loans:
Commercial	6,854	2.9%	983	29.6%
Agricultural	—	0.0%	—	0.0%
Leases	—	0.0%	—	0.0%
Municipal loans	—	0.0%	—	0.0%
Real estate	15,883	6.8%	582	17.5%
Construction	3,775	1.6%	—	0.0%
Consumer	—	0.0%	—	0.0%

Total classified loans	26,512	11.3%	1,565	47.1%

Other economic factors			110	3.3%

Total loans and allowance	$233,669	100.0%	$3,326	100.0%

	December 31, 2010
(dollars in thousands)	Loans	Percent of Total Loans	Allowance Allocation	Percent of Total Allowance
Unclassified loans:
Commercial	$16,699	13.9%	$881	27.5%
Agricultural	1,022	0.9%	32	1.0%
Leases	1,036	0.9%	10	0.3%
Municipal loans	2,987	2.5%	19	0.6%
Real estate	85,201	70.8%	1,106	34.6%
Construction	7,649	6.4%	80	2.5%
Consumer	1,482	1.2%	93	2.9%

Total unclassified loans	116,076	96.6%	2,221	69.4%
Classified loans:
Commercial	1,002	0.8%	108	3.4%
Agricultural	—	0.0%	—	0.0%
Leases	11	0.0%	2	0.1%
Municipal loans	—	0.0%	—	0.0%
Real estate	1,804	1.5%	260	8.1%
Construction	1,324	1.1%	450	14.1%
Consumer	9	0.0%	—	0.0%

Total classified loans	4,150	3.4%	820	25.7%

Other economic factors			157	4.9%

Total loans and allowance	$120,226	100.0%	$3,198	100.0%

	December 31, 2009
(dollars in thousands)	Loans	Percent of Total Loans	Allowance Allocation	Percent of Total Allowance
Unclassified loans:
Commercial	$16,073	11.8%	$690	12.4%
Agricultural	750	0.5%	24	0.4%
Leases	1,335	1.0%	4	0.1%
Municipal loans	3,476	2.5%	27	0.5%
Real estate	76,568	56.1%	374	6.7%
Construction	5,296	3.9%	125	2.3%
Consumer	1,604	1.2%	93	1.7%

Total unclassified loans	105,102	77.0%	1,337	24.1%
Classified loans:
Commercial	3,560	2.6%	288	5.2%
Agricultural	—	0.0%	—	0.0%
Leases	—	0.0%	—	0.0%
Municipal loans	—	0.0%	—	0.0%
Real estate	20,388	15.0%	3,260	58.9%
Construction	7,216	5.3%	122	2.2%
Consumer	144	0.1%	17	0.3%

Total classified loans	31,308	23.0%	3,687	66.6%

Other economic factors			513	9.3%

Total loans and allowance	$136,410	100.0%	$5,537	100.0%

	December 31, 2008
(dollars in thousands)	Loans	Percent of Total Loans	Allowance Allocation	Percent of Total Allowance
Unclassified loans:
Commercial	$22,252	14.5%	$860	21.8%
Agricultural	—	0.0%	—	0.0%
Leases	1,491	1.0%	14	0.4%
Municipal loans	2,729	1.8%	16	0.4%
Real estate	88,735	57.9%	719	18.2%
Construction	15,430	10.1%	200	5.1%
Consumer	3,723	2.4%	91	2.3%

Total unclassified loans	134,360	87.7%	1,900	48.2%
Classified loans:
Commercial	2,202	1.4%	454	11.5%
Agricultural	—	0.0%	—	0.0%
Leases	—	0.0%	—	0.0%
Municipal loans	—	0.0%	—	0.0%
Real estate	9,314	6.1%	337	8.5%
Construction	7,427	4.8%	1,057	26.9%
Consumer	8	0.0%	—	0.0%

Total classified loans	18,951	12.3%	1,848	46.9%

Other economic factors			194	4.9%

Total loans and allowance	$153,311	100.0%	$3,942	100.0%

        Management and the board consider the allowance for loan and lease losses to be adequate to provide for probable and estimable losses in the loan portfolio, based on their analysis, trends and reviews of the portfolio.

        Although management uses all available information to recognize losses on loans and leases, future additions to the allowance may be necessary based on changes in economic conditions. In addition, federal and state regulators periodically review Mission Community's allowance for loan and lease losses and may recommend additions based upon their evaluation of the portfolio at the time of their examination. Accordingly, there can be no assurance that Mission Community's allowance for loan and lease losses will be adequate to cover future loan losses or that significant additions to the allowance for loan and leases losses will not be required in the future. Material additions to the allowance for loan and lease losses would decrease earnings and capital and would thereby reduce Mission Community Bank's ability to pay dividends, among other adverse consequences.

Deposits

        Deposits are the primary source of funding for lending and investing needs. Total deposits were $387.3 million as of December 31, 2012, and $410.6 million at December 31, 2011. The $23.3 million decline followed a $237.3 million, or 137%, increase in 2011. This large increase stemmed from the acquisition of Santa Lucia Bank in October 2011, which increased Mission Community Bank's deposits by $220.1 million, including $74.9 million of non-interest bearing demand deposits, $13.8 million of interest-bearing checking accounts, $70.6 million of money market and savings deposits and $60.8 million of certificates of deposit. Much of Mission Community Bank's deposit growth since 2010 was in core deposits, namely interest -bearing and non-interest-bearing checking accounts and money market accounts. Core deposits in 2012 totaled $284.8 million which was $23.4 million above 2011 and $191.9 million above December 31, 2010.

        Mission Community Bank generally prices deposits competitively based on periodic interest rate surveys in the local market and against the treasury yield curve. Deposit rates are then adjusted to ensure value to the customer, which is balanced with the funding needs of Mission Community and other balance sheet and profitability considerations. The Net Interest Analysis and Rate/Volume Analysis earlier in this discussion contain information regarding the average rates paid on deposits for 2012 and 2011.

        Mission Community Bank is a participant in the Certificate of Deposit Account Registry Service ("CDARS") program. This program permits Mission Community Bank's customers to place their certificates of deposit at Mission Community Bank and have those deposits fully-insured by the FDIC. The CDARS program acts as a clearinghouse, matching deposits from one institution in the CDARS network of approximately 3,000 banks with deposits in other network banks in increments of less than the $250 thousand FDIC insurance limit, so that funds a customer deposits with Mission Community Bank remain on Mission Community Bank's balance sheet. The CDARS program became very attractive during the recent financial crisis that was most pronounced between 2008 and 2010 as local depositors sought out safety and liquidity. As of December 31, 2012, Mission Community Bank had issued $30.3 million of certificates of deposit to local customers through the CDARS program, down from $47.2 million as of December 31, 2011.

        The following table reflects the maturity distribution of certificates of deposit in the amounts of $100,000 or more as of December 31, 2012:

Maturities of Time Deposits of $100,000 or More

(Dollars in thousands)
Three months or less	$19,005
Three months to six months	12,857
Six months to one year	27,759
Over one year	13,437

Total time deposits of $100,000 or more	$73,058

Off-Balance-Sheet Financial Instruments

        In the normal course of business, Mission Community Bank enters into financial commitments to customers, primarily to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk not recognized in the consolidated balance sheets. As of December 31, 2012, Mission Community Bank had outstanding commitments to extend credit totaling $41.1 million and standby letters of credit totaling approximately $2.4 million. See Note N to the Consolidated Financial Statements for additional information on off-balance-sheet commitments and contingencies.

        Mission Community Bank has not entered into any off-balance-sheet derivative financial instruments as of December 31, 2012.

Liquidity Management

        The objectives of Mission Community's liquidity management are to ensure the ability of Mission Community to meet its financial commitments when contractually due and to respond to other demands for funds, such as the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers who may need assurance that sufficient funds will be available to meet their credit needs.

        Mission Community Bank's liquidity is managed through an Asset & Liability Committee, or ALCO, which is comprised of members of executive management who are responsible for managing balance sheet and off-balance sheet commitments to meet the needs of customers while achieving Mission Community's financial objectives. The ALCO is overseen by the board of directors which is responsible for setting policies and guidelines that management must operate within. The board of directors meet regularly to review funding capacities, current and forecasted loan demand, and investment opportunities.

        Mission Community Bank's funding strategies reflect the maturity structures of its liabilities and the assets being funded. Mission Community Bank manages its liquidity by maintaining pools of liquid assets on-balance sheet, consisting of cash and due from banks, interest-earning deposits in other financial institutions and unpledged investment securities available-for-sale which are Mission Community's primary liquidity sources.

        In order to meet liquidity requirements, Mission Community Bank endeavors to maintain appropriate liquidity ratios established in policies set by the board of directors. While Mission Community Bank uses cash and cash equivalents and unpledged securities as the primary immediate sources of liquidity, it also has various lines of credit available. These include the ability to borrow from time to time on a long-term, short-term or overnight basis from the FHLB of San Francisco and other financial institutions. The maximum amount that Mission Community could borrow under Mission Community's existing credit line with the FHLB is approximately 25% of total assets. Based on this limitation, and the loans and securities pledged at December 31, 2012, $96.4 million could be borrowed from FHLB if needed. Mission Community Bank also has access to the Federal Reserve Bank of San Francisco's "discount window" to the extent that collateral is delivered to them. The FHLB line of credit is secured by a blanket lien on certain qualifying loans in Mission Community's portfolio as well as a portion of its available-for-sale investment securities. There were no outstanding borrowing balances from either the FHLB or the FRB at December 31, 2012, which was the same at December 31, 2011. In addition to these secured lines of credit, Mission Community also maintains an unsecured line of credit, subject to availability, of $4.0 million with a correspondent bank. No balances were outstanding against this line at December 31, 2012 or in 2011.

        Following is a summary of Mission Community's contractual obligations extending beyond one year from December 31, 2012:

Long-Term Contractual Obligations

	Less than 1 year	1 thru 3 years	3 thru 5 years	More than 5 years	Total
	(Dollars in thousands)
Junior subordinated debentures, at face value	$—	$—	$—	$8,248	8,248
Operating leases	606	1,145	1,136	3,738	6,625
Capital leases	—	—	—	—	—
Purchase obligations	1,269	2,538	589	—	4,396
Other long-term liabilities	—	—	—	—	—

Total contractual obligations	$1,875	$3,683	$1,725	$11,986	$19,269

        Mission Community is a company separate and apart from Mission Community Bank and must provide for its own liquidity, as well as that of its non-bank subsidiary, Mission Asset Management, Inc. As of December 31, 2012, Mission Community had no borrowings other than the junior subordinated debentures reflected in the above table, and had approximately $1.6 million in unrestricted cash. MAM had no borrowings as of December 31, 2011, but had $2.0 million in redeemable preferred stock.

Available cash at MAM totaled $0.5 million on that date. See Note R to the Consolidated Financial Statements for additional financial information regarding Mission Community.

        Under normal circumstances, substantially all of Mission Community's revenues would be obtained from dividends declared and paid by Mission Community Bank. However, because of Mission Community Bank's net losses from 2009 through 2011, Mission Community Bank is required to obtain regulatory approval prior to the payment of any dividends. See Note P to the Consolidated Financial Statements for additional information regarding regulatory dividend and capital restrictions.

Asset and Liability Management

        The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements in the market, to achieve consistent growth in net interest income and to profit from favorable market opportunities. Even with perfectly matched re-pricing of assets and liabilities, risks remain in the form of prepayment of assets, and timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates.

        Interest rate sensitivity gap analysis attempts to capture interest rate risk, which is attributable to the mismatching of interest rate sensitive assets and liabilities. A positive cumulative gap would mean that over the indicated period Mission Community's assets would be expected to re-price faster than its liabilities (an asset sensitive structure), and a negative gap would mean that its liabilities would likely re-price faster than its assets (liability sensitive).

        The following Interest Rate Sensitivity table portrays a "static" gap analysis of the interest rate sensitivity of interest-earning assets and interest-bearing liabilities as of December 31, 2012. For purposes of the table, an asset or liability is considered rate-sensitive in the first period when it is likely to be re-priced, matures within its contractual terms, or is expected to be prepaid. For example, based on their contractual terms, loans may re-price or mature beyond one year, but Mission Community's prepayment assumptions would indicate that a certain percentage of them would likely be paid off earlier. That portion estimated to be paid off early would be shown in one of the columns to the left of its actual maturity.

 Interest Sensitivity—Static Gap Analysis
December 31, 2012

	Sensitive to Rate Changes Within
	3 Months	4 to 12 Months	1 to 4 Years	Over 4 Years	Non-Rate- Sensitive	Total
	(Dollars in thousands)
Earning Assets:
Loans, net of unearned income	$78,574	$47,998	$88,475	$29,443	$799	$245,289
Investment securities	16,110	30,346	45,380	34,187	1,799	127,822
Other earning assets	23,041	2,465	745	—	14,837	41,088
Non-interest-earning assets	—	—	—	—	21,008	21,008

Total assets	117,725	80,809	134,600	63,630	38,443	435,207
Interest-Bearing Liabilities:
Non-maturity interest-bearing deposits	15,650	46,950	76,885	14,589	—	154,074
Certificates of deposit	28,011	55,777	18,681	31	—	102,500
Borrowed funds	—	—	—	—	—	—
Junior subordinated debentures	5,604	—	—	—	—	5,604
Non-interest-bearing liabilities and equity	—	—	—	—	173,029	173,029

Total liabilities and equity	49,265	102,727	95,566	14,620	173,029	435,207

Interest rate sensitivity gap	$68,460	$(21,918)	$39,034	$49,010	$(134,586)	$—

Cumulative interest rate sensitivity gap	$68,460	$46,542	$85,576	$134,586	$—

Cumulative gap to total earning assets	16%	11%	20%	31%

        The table shows that during the first twelve months of 2012, $199 million of the interest earning assets are expected to re-price, as well as $152 million of interest bearing liabilities, which would indicate an asset-sensitive structure over that one-year time period. In general, this means that in a rising interest rate environment, with all other conditions remaining constant, net interest income would be expected to increase, and in a declining interest rate environment net interest income would be expected to decrease.

        One should use caution if attempting to predict future levels of net interest income through the use of this type of static gap analysis, however. Significant adjustments can be, and often are, made to the balance sheet in the short-term. The actual impact of interest rate movements on net interest income often differs significantly from that implied by any gap measurement, depending on the direction and magnitude of the interest rate movements, the re-pricing characteristics of various on- and off-balance sheet instruments, as well as competitive pressures. For example, many of Mission Community Bank's loans are tied to the prime rate and adjust quickly when the Federal Reserve Board makes adjustments to the Federal Funds rate, which usually drives movements in the prime rate. However, in a declining rate environment, as Mission Community experienced in 2008 and 2009, competitive pressures often keep deposit rates from dropping to the same degree and as quickly as loan rates. On the other hand, in a rising rate environment customers may demand swift changes to deposit rates.

        Also, changes in the mix of earning assets or liabilities can either increase or decrease the net interest margin without affecting this particular measure of interest rate sensitivity. In addition, prepayments may have significant impact on Mission Community's net interest margin. Varying interest rate environments can create unexpected changes in prepayment activity as compared to prepayments assumed in the interest rate sensitivity analysis. These factors are not fully reflected in the gap analysis above and, as a result, the gap report may not provide a complete assessment of Mission Community's interest rate risk.

Effects of Inflation and Economic Issues

        A financial institution's asset and liability structure is substantially different from that of an industrial firm in that primarily all assets and liabilities of a bank are monetary in nature, with relatively little investments in fixed assets or inventories. Inflation has an important impact on the growth of total assets and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. Management believes that the impact of inflation on financial results depends on Mission Community's ability to react to changes in interest rates and, by such reaction, reduce the inflationary impact on performance. Management has attempted to structure the mix of financial instruments and manage interest rate sensitivity in order to minimize the potential adverse effects of inflation or other economic forces on net interest income and, therefore, on earnings and capital.

Return on Equity and Assets

        The following table shows Mission Community's return (loss) on average assets and on average equity for past three years:

	2012	2011	2010
Return (Loss) on Average Assets	0.20%	(1.10)%	(1.52)%
Return (Loss) on Average Equity	2.61%	(9.03)%	(11.64)%

Three and Nine Months Ended September 30, 2013
Compared to the Three and Nine Months Ended September 30, 2012

Executive Summary of Operating Results

        The third quarter, 2013 marks the sixth consecutive quarter of profitability for Mission Community. Net income for the three months ended September 30, 2013 was $227 thousand as compared to $760 thousand for the same period of 2012. The decrease of $533 thousand is primarily due to a $1.521 million loss realized on the sale of investment securities in August in order to minimize the potential for further deterioration in the value of these securities should interest rates increase. This loss was partially offset by income derived from gains recognized through sale of loans and an OREO property and higher loan discount accretion income on loans acquired through the Santa Lucia Bank merger in 2010. Net income applicable to common stock was $209 thousand this quarter as compared to $609 thousand for the same three month period in 2012.

        Net interest income was $4.821 million, $671 thousand above third quarter, 2012 primarily due to higher interest and fees on loans which included higher discount accretion on loans acquired in the Santa Lucia Bank merger. Non-interest income this quarter was $1.378 million lower than third quarter, 2012 primarily due to the loss realized on the sale of securities.

        Non-interest expenses declined $165 thousand in the quarter due to reductions in various expense categories including professional fees, other real estate related costs, insurance, and other expenses as operating costs continue to be reduced.

        The credit quality and performance of the loan portfolio have improved significantly over the last year contributing to lower provision for loan losses in 2013 as compared to 2012. At the same time, the loan portfolio increased 17% or $38.9 million above September, 2012. Consequently, in the third quarter of 2013 Mission Community recorded a provision for loan loss of $210 thousand, $15 thousand less than the same quarter of 2012. In addition, expenses associated with other real estate owned declined by $103 thousand, as the balance of other real estate owned declined $602 thousand since September 30, 2012.

        In the first nine months of 2013 return on average assets (annualized) was 0.53% and return on average equity (annualized) was 6.23%, as compared to the same nine-month period in 2012 where return on average assets was 0.13% and return on average equity was 1.82%.

        For the first nine months of 2013, net income was $1.751 million, an increase of $1.300 million over the comparable period of 2012. Reductions in non-interest expenses ($1.632 million, including $616 thousand less one-time costs related to the Santa Lucia Bank acquisition), lower provision for loan losses ($365 thousand) and higher net interest income ($70 thousand) were the primary contributors to the improved performance for the first nine months of 2013. These favorable variances were partially offset by lower non-interest income ($725 thousand) primarily due to losses on the sale of securities.

Income Summary

Net Interest Income

        Net interest income is the largest source of Mission Community Bank's operating income. For the three-month period ended September 30, 2013, net interest income was $4.821 million, representing an increase of $671 thousand from the third quarter of 2012. For the nine months ended September 30, 2013, net interest income was $13.520 million, up $70 thousand from the comparable period in 2012. These increases in net interest income in 2013 were primarily due to higher loan discount accretion income, as discounted loans acquired through the Santa Lucia Bank merger either paid-off or were sold, and by loan growth in the third quarter of 2013.

        The net interest margin (net interest income as a percentage of average interest earning assets) was 4.00% for the three-month period ended September 30, 2013, an increase of 0.02% from the third quarter of 2012. Loan discount accretion accounted for 0.51% of the 4.00% net interest margin in the third quarter of 2013 and 0.59% of the 3.98% net interest margin in 2012's third quarter.

        For the nine months ended September 30, 2013, net interest margin was 4.45%, an increase of 0.18% from the same period in 2012. Loan discount accretion accounted for 0.98% of the 4.45% net interest margin in the first nine months of 2013 and 0.81% of the 4.27% net interest margin in the first nine months of 2012.

        The tables that follow provide the relative impact of changes in average balance sheet information, interest earned and paid, average yields/rates and net interest income and margin of interest earning assets and interest bearing liabilities, and interest rates earned and paid by Mission Community and Mission Community Bank on those assets and liabilities for the three-month and nine-month periods ended September 30, 2013 and 2012:

Consolidated Net Interest Analysis
(Dollars in thousands)

	For the Three Months Ended
	September 30, 2013			September 30, 2012
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
ASSETS
Interest-earning assets:
Loans, net of unearned income*	$259,651	$4,528	5.73% *	$223,299	$3,738	6.64% *
Investment securities*	128,599	525	2.15% *	166,351	696	1.66% *
Other interest income	24,652	16	0.29%	24,076	18	0.29%

Total interest-earning assets / interest income	412,902	5,069	4.29%	413,726	4,452	4.27%
Non-interest-earning assets:
Allowance for loan losses	(4,216)			(3,949)
Cash and due from banks	4,714			6,887
Premises and equipment	15,666			16,080
Other assets	16,376			16,025

Total assets	$445,442			$448,769

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
Interest-bearing deposits:
Transaction accounts	$26,336	$9	0.16%	$27,142	$10	0.15%
Savings and Money Market deposit accounts	129,056	55	0.19%	128,308	60	0.19%
Certificates of deposit	105,909	95	0.56%	115,881	150	0.51%

Total interest-bearing deposits	261,301	159	0.34%	271,331	220	0.32%
Federal Home Loan Bank advances	5,337	13	0.11%	2,495	1	0.23%
Juniior subordinated debt securities	5,671	76	5.65%	5,559	81	5.75%

Total borrowed funds	11,008	89	2.96%	8,054	82	4.04%

Total interest-bearing liabilities / interest expense	272,309	248	0.44%	279,385	302	0.43%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	133,026			124,080
Other liabilities	3,540			9,522

Total liabilities	408,875			412,987
Shareholders' equity	36,567			35,782

Total liabilities and shareholders' equity	$445,442			$448,769

Net interest-rate spread			3.85%			3.84%
Impact of non-interest-bearing sources and other changes in balance sheet composition			0.15%			0.14%

Net interest income / margin on earning assets		$4,821	4.00% **		$4,150	3.98% **

*
No taxable-equivalent adjustment has been made on municipal securities and loans because no tax benefits are currently being recognized by Mission Community. Net loan accretion and fees (costs) included in loan interest income for the three-month periods ended September 30, 2013 and 2012, were $1.073 million and $490 thousand, respectively.

**
Net interest income as a % of earning assets

Consolidated Net Interest Analysis
(Dollars in thousands)

	For the Nine Months Ended
	September 30, 2013			September 30, 2012
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
ASSETS
Interest-earning assets:
Loans, net of unearned income*	$250,158	$12,456	6.66%*	$228,782	$12,389	7.23%*
Investment securities*	135,800	1,761	1.73%*	151,103	2,035	1.80%*
Other interest income	19,974	39	0.26%	40,467	85	0.28%

Total interest-earning assets / interest income	405,932	14,256	4.70%	420,352	14,509	4.61%
Non-interest-earning assets:
Allowance for loan losses	(4,236)			(3,678)
Cash and due from banks	3,918			3,986
Premises and equipment	15,874			15,892
Other assets	16,434			16,642

Total assets	$437,922			$453,194

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
Interest-bearing deposits:
Interest-bearing demand accounts	$28,918	$30	0.14%	$27,084	$32	0.16%
Savings and Money Market deposit accounts	129,111	168	0.17%	128,817	180	0.19%
Certificates of deposit	101,862	291	0.38%	128,694	601	0.62%

Total interest-bearing deposits	259,891	489	0.25%	284,595	813	0.38%
Other short-term borrowings	—	—	1.00%	4	—	1.09%
Federal Home Loan Bank advances	2,772	18	0.85%	1,343	3	0.24%
Junior subordinated debt securities	5,644	229	5.43%	5,531	243	5.87%

Total borrowed funds	8,416	247	3.92%	6,878	246	4.77%

Total interest-bearing liabilities / interest expense	268,307	736	0.37%	291,473	1,059	0.49%

Non-interest-bearing liabilities:
Non-interest-bearing deposits	128,202			116,772
Other liabilities	3,951			11,807

Total liabilities	400,460			420,052
Shareholders' equity	37,462			33,142

Total liabilities and shareholders' equity	$437,922			$453,194

Net interest-rate spread			4.33%			4.12%
Impact of non-interest-bearing sources and other changes in balance sheet composition			0.12%			0.15%

Net interest income / margin on earning assets		$13,520	4.45%**		$13,450	4.27%**

*
No taxable-equivalent adjustment has been made on municipal securities and loans because no tax benefits are currently being recognized by Mission Community. Loan accretion and loan fees (net of loan origination costs) included in loan interest income for the nine-month periods ended September 30, 2013 and 2012, were $2.655 million and $2.158 million, respectively.

**
Net interest income as a % of earning assets

        Excluding the merger-related discount accretion from the above tables, the average rates for the three-month and nine-month periods of 2013 and 2012 would have been as follows:

	Excluding Merger-Related Discount Accretion For the Periods Ended September 30
	Three Months		Nine Months
	2013	2012	2013	2012
Loans, net of unearned income	5.05%	5.44%	5.00%	5.62%
Total interest-earning assets	3.72%	3.67%	3.71%	3.79%
Certificates of deposit	0.48%	0.63%	0.51%	0.73%
Total interest-bearing deposits	0.29%	0.37%	0.30%	0.43%
Junior subordinated debt securities	2.23%	2.53%	2.35%	2.57%
Total interest-bearing liabilities	0.37%	0.43%	0.37%	0.49%
Net interest margin on earning assets	3.49%	3.39%	3.47%	3.46%

        Shown in the following tables are the relative impacts on net interest income of changes in the average outstanding balances (volume) of earning assets and interest bearing liabilities, together with changes in the rates earned and paid by Mission Community Bank and Mission Community on those assets and liabilities, for the three-month and nine-month periods ended September 30, 2013 and 2012. Changes in interest income and expense that are not attributable specifically to either rate or volume are allocated proportionately among both variances.

Consolidated Rate / Volume Variance Analysis
(In thousands)

	Three Months Ended September 30, 2013 Compared to 2012
	Increase (Decrease) in interest income and expense due to changes in:
	Volume	Rate	Total
Interest-earning assets:
Loans, net of unearned income	$629	$161	$790
Investment securities	(155)	(16)	(171)
Other interest income	1	(3)	(2)

Total increase (decrease) in interest income	475	142	617
Interest-bearing liabilities:
Transaction accounts	—	(1)	(1)
Savings deposits	—	(5)	(5)
Certificates of deposit	(13)	(42)	(55)

Total interest-bearing deposits	(13)	(48)	(61)
FHLB advances	4	8	12
Junior subordinated debt securities	1	(6)	(5)

Total borrowed funds	5	2	7

Total increase (decrease) in interest expense	(8)	(46)	(54)

Increase (decrease) in net interest income	$483	$188	$671

Consolidated Rate / Volume Variance Analysis
(In thousands)

	Nine Months Ended September 30, 2013 Compared to 2012
	Increase (Decrease) in interest income and expense due to changes in:
	Volume	Rate	Total
Interest-earning assets:
Loans, net of unearned income	$1,107	$(1,040)	$67
Investment securities	(200)	(74)	(274)
Other interest income	(40)	(6)	(46)

Total increase (decrease) in interest income	867	(1,120)	(253)
Interest-bearing liabilities:
Transaction accounts	2	(4)	(2)
Savings deposits	—	(12)	(12)
Certificates of deposit	(108)	(202)	(310)

Total interest-bearing deposits	(106)	(218)	(324)
FHLB advances	4	11	15
Junior subordinated debt securities	5	(19)	(14)

Total borrowed funds	9	(8)	1

Total decrease in interest expense	(97)	(226)	(323)

Increase (decrease) in net interest income	$964	$(894)	$70

        Based on current economic forecasts, Mission Community anticipates that interest rates will likely remain at very low levels through 2013 and into 2014, with a bias toward increasing thereafter. Mission Community Bank's balance sheet is positioned to be asset-sensitive, such that earnings are expected to benefit if or when interest rates begin to rise. However, minimum, or "floor" rates, have been implemented on approximately 73% or $93 million of the variable rate loan portfolio and many of the floor rates are higher than the loan rate would be without the floor, which has the effect of reducing asset sensitivity in a rising rate environment. The remaining 27% of variable rate loans will respond to rising rates more quickly. A potential risk to the net interest margin would be any additional loans that might be placed in non-accrual status in the coming months, any significant shortening of the duration of the security portfolio, and any possible decline in low cost deposit balances.

Provision for Loan Losses

        Mission Community Bank recorded $210 thousand provision for loan losses in the third quarter, 2013 as compared to $225 thousand in the third quarter, 2012. Loan charge-offs totaled $67 thousand, with $22 thousand in recoveries for the third quarter 2013, as compared with $22 thousand of charge-offs and $116 thousand of recoveries for the same period in 2012. The ratio of allowance for loan losses to total loans was 1.61% at September 30, 2013, as compared with 1.73% as of December 31, 2012 and 1.76% at September 30, 2012.

        Mission Community Bank provides for loan losses when required to bring the total allowance for loan losses to a level deemed appropriate for the risk in the loan portfolio. The determination of the appropriate level for the allowance is based on such factors as historical loss experience, the volume and type of lending conducted, the amount of nonperforming loans, regulatory standards, general economic conditions, and other factors related to the collectability of loans in the portfolio.

        The provision for loan losses and allowance for loan losses reflect management's consideration of the various risks in the loan portfolio. Additional discussion of loan quality and the allowance for loan losses is provided in the Asset Quality, Potential Problem Loans and Allowance for Loan and Lease Losses sections of this discussion and analysis.

Non-Interest Income

        Non-interest income represents service charges on deposit accounts and other non-interest related charges and fees, including gains and servicing fees from the sale of loans and gains or losses on sales of securities and other real estate owned. For the three-month period ended September 30, 2013, non-interest income was $(66) thousand, a decrease of $1.378 million from the same period in 2012, primarily due to losses on sales of investment securities. Management decided to sell certain securities at a loss in order to minimize the potential for further deterioration in the value of the securities portfolio, as interest rates are likely to rise in the future.

        The following table shows the major components of and changes in non-interest income:

Non-Interest Income
(In thousands)

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	$ Amount		Change		$ Amount		Change
	2013	2012	$	%	2013	2012	$	%
Service charges on deposit accounts	$292	$236	$56	24%	$849	$691	$158	23%
Gain on sale of SBA-guaranteed loans	351	—	351	nm	351	8	343	4288%
Net gains on disposition of other loans held for sale	—	685	(685)	-100%	609	711	(102)	-14%
Loan servicing fees, net of amortization	18	37	(19)	-51%	96	119	(23)	-19%
Gain on sale or call of available-for-sale securities	(1,521)	407	(1,928)	-474%	(1,347)	934	(2,281)	-244%
Net losses or writedowns of fixed assets or other real estate	599	(170)	769	nm	571	(458)	1,029	nm
Change in fair value of warrant liability	—	(11)	11	nm	—	68	(68)	-100%
Increase in cash surrender value of life insurance	54	57	(3)	-5%	162	172	(10)	-6%
Other income and fees	141	71	70	99%	398	169	229	136%

Total non-interest income	$(66)	$1,312	$(1,378)	-105%	$1,689	$2,414	$(725)	-30%

nm—not meaningful

        For the nine months, non-interest income decreased by $725 thousand, from $2.414 million in 2012 to $1.689 million in the first nine months of 2013, due to losses taken on the sale of securities which were partially offset by gains realized on the sale of other real estate owned property, gains on the sale of SBA-guaranteed loans, and higher fee income.

Non-Interest Expense

        Non-interest expense represents salaries and benefits, occupancy expenses, professional fees, outside services, and other miscellaneous expenses necessary to conduct business. Non-interest expenses decreased by $165 thousand for the three months ended September 30, 2013 as compared to the third quarter of 2012. For the nine months, non-interest expenses decreased $1.632 million as compared to same period in 2012.

        The following table shows the major components of non-interest expenses:

Non-Interest Expense
(In thousands)

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	$ Amount		Change		$ Amount		Change
	2013	2012	$	%	2013	2012	$	%
Salaries and employee benefits	$2,267	$2,237	$30	1%	$7,000	$7,090	$(90)	-1%
Occupancy expenses	415	431	(16)	-4%	1,233	1,353	(120)	-9%
Furniture and equipment	207	162	45	28%	627	597	30	5%
Data processing	467	464	3	1%	1,295	1,805	(510)	-28%
Professional fees	199	265	(66)	-25%	534	1,000	(466)	-47%
Marketing and business development	101	96	5	5%	270	312	(42)	-13%
Office supplies and expenses	145	145	—	0%	446	537	(91)	-17%
Insurance and regulatory assessments	139	162	(23)	-14%	423	485	(62)	-13%
Loan and lease expenses	62	56	6	11%	275	246	29	12%
Other real estate expenses	(14)	89	(103)	-116%	(5)	238	(243)	-102%
Provision for unfunded loan commitments	25	25	—	0%	50	25	25	100%
Amortization of core deposit intangible asset	101	101	—	0%	303	303	—	0%
Other	198	244	(46)	-19%	652	744	(92)	-12%

Total non-interest expense	$4,312	$4,477	$(165)	-4%	$13,103	$14,735	$(1,632)	-11%

        The decreases in non-interest expense in 2013 were principally due to $642 thousand lower severance, data processing and professional fees that were incurred in the first half of 2012 related to the Santa Lucia Bank acquisition that did not repeat in 2013. In addition, various other expenses were also less as Mission Community continued to identify opportunities for greater efficiency. Costs incurred related to other real estate owned also decreased as the balance of OREOs declined and write-downs were less.

Income Taxes

        In the first nine months of 2013, despite pre-tax earnings of $1.796 million, the provision for income tax expense was offset by utilizing available tax loss carry-forwards originating from 2008 through 2011. The $45 thousand of income tax recorded in the first nine months of 2013 represents an accrual for alternative minimum tax related to utilization of those tax loss carry-forwards.

        Total deferred tax assets as of September 30, 2013, are approximately $11,189,000 (including $8,377,000 of tax loss carry-forwards) and deferred tax liabilities total approximately $2,191,000. Mission Community continues to maintain a full valuation allowance against the net deferred tax asset of $8,998,000, as a result of Mission Community being in a cumulative loss position as of September 30, 2013. The valuation allowance was first established in 2010. Mission Community will continue to assess the likelihood of its ability to realize the deferred tax asset each quarter until such time that earnings evidence and projections demonstrate that it is more likely than not that the deferred tax asset can be fully utilized.

Balance Sheet Analysis

        At September 30, 2013, consolidated assets totaled $441.2 million as compared with $435.2 million at December 31, 2012 and $443.3 million as of September 30, 2012. This represents an increase of $6.0 million over the past nine months. Total loans increased $32.3 million from year-end 2012 and increased $40.5 million or 17.1% from a year ago. Securities, cash and cash equivalents decreased $24.8 million from December 31, 2012 and decreased $41.1 million from September 30, 2012, due to the increase in the better yielding loan portfolio. Overall deposits increased $1.5 million from December 31, 2012 and declined $0.6 million from a year ago, mainly due to a decrease in the higher rate time and money market account deposits. The mix of deposits improved over third quarter, 2012 as non-interest bearing demand deposits increased 9.0% while higher cost time deposits and money market account balances declined 4.5%. Overall shareholders' equity increased $1.074 million from year-end 2012 and increased $2.485 million over third quarter, 2012. Higher net income, as well as $3.0 million of additional common stock issued in the second quarter of 2013 provided additional capital to Mission Community. Partly offsetting was the sharp increase in long-term interest rates in the second quarter of 2013 that drove the unrealized gain on the securities portfolio at December 31, 2012 into an unrealized loss position, negatively impacting shareholders' equity. See also the Capital section of this report.

        The following table below set forth quarterly balance sheet changes over the past five quarters:

Balance Sheet Growth
(dollars in thousands)

	Increase(Decrease) From Previous Quarter End
	September 30, 2013		June 30, 2013		March 31, 2013		December 31, 2012		September 30, 2012
	$	%	$	%	$	%	$	%	$	%
Total Assets	$(5,726)	-1.3%	$13,293	3.1%	$(1,544)	-0.4%	$(8,110)	-1.8%	$(15,659)	-3.4%
Earning Assets	(4,157)	-1.0%	12,056	3.0%	(570)	-0.1%	(3,873)	-1.0%	(20,495)	-4.8%
Loans	26,706	10.6%	5,349	2.2%	201	0.1%	8,263	3.5%	13,395	6.0%
Deposits	(8,863)	-2.2%	11,328	2.9%	(921)	-0.2%	(2,140)	-0.5%	(19,237)	-4.7%
Borrowings	3,000	100.0%	3,000	—	—	—	(3,800)	-100.0%	3,800	—
Shareholders' Equity	1,331	3.6%	(569)	-1.5%	312	0.8%	1,411	3.9%	963	2.8%

Loans

        The following table shows the composition of Mission Community Bank's loan portfolio by type of loan (including loans held for sale) and the changes in their balances. The loan portfolio has grown by $28.7 million since December 2012, and by $38.9 million since a year ago. In third quarter, 2013 Mission Community Bank sourced $46.6 million of new loan commitments of which $9.8 million were purchase participations through Carpenter Community BancFund affiliated banks and $10.4 million of the new loans were acquired in a multifamily pool of performing loans from a third party. The increased loan portfolio volume in 2013 has improved loan portfolio diversification, as the concentration of commercial real estate loans is less, while residential real estate, farmland, commercial and industrial loans, multifamily and consumer loans all increased as a percentage of the total loan portfolio as observed in the chart below.

        Agricultural production loans have the greatest seasonality, with the summer months normally being a low point in the cycle and winter months being the high point.

Loan Composition
(Dollars in thousands)

	September 30, 2013		December 31, 2012		September 30, 2012
Type of Loan	Amount	Percentage	Amount	Percentage	Amount	Percentage
Construction and land development	$12,915	4.6%	$11,995	4.9%	$11,695	4.9%
Commercial real estate—owner-occupied	72,425	26.1%	72,036	29.4%	69,410	29.3%
Commercial real estate—non-owner-occupied	69,080	24.9%	69,145	28.2%	75,020	31.7%
Residential real estate	42,227	15.2%	31,501	12.8%	32,120	13.6%
Farnland and all other real estate loans	19,775	7.1%	8,299	3.4%	7,764	3.3%
Commercial and industrial loans	38,996	14.1%	33,580	13.7%	32,826	13.8%
Agricultural loans	11,638	4.2%	14,252	5.8%	3,369	1.4%
Municipal loans	2,293	0.8%	2,347	1.0%	2,352	1.0%
Leases, net of unearned income	793	0.3%	1,057	0.4%	1,277	0.5%
Consumer loans	7,403	2.7%	1,077	0.4%	1,194	0.5%

Total loans	$277,545	100.0%	$245,289	100.0%	$237,027	100.0%

Asset Quality

        Non-accrual loans (including loans held for sale) totaled $8.7 million at September 30, 2013 down from $10.2 million at December 31, 2012 and higher than September 30, 2012's balance of $7.5 million.

        Management classifies loans as non-accrual when principal or interest is past due 90 days or more based on the contractual terms of the loan, unless the loan is well-secured and in the process of collection. Loans that are not past-due 90 days or more will also be classified as non-accrual when, in the opinion of management, there exists a reasonable doubt as to the full and timely collection of either principal or interest. Once a loan is classified as non-accrual, it may not be reclassified as an accruing loan until all principal and interest payments are brought current and the loan is considered to be collectible as to both principal and interest.

        Restructured loans are those loans with concessions in interest rates or repayment terms due to financial difficulties of the borrower. Foreclosed real estate represents real estate acquired in satisfaction of loans through foreclosure or other means and is carried on an individual asset basis at the lower of the recorded investment in the related loan or the estimated fair value of the property, less selling expenses.

        The following table provides information about Mission Community's non-performing loans, including quality ratios as of September 30, 2013, December 31, 2012, and September 30, 2012:

Non-Performing Assets*
(in thousands)

	September 30 2013	December 31 2012	September 30 2012
Loans in nonaccrual status:
Nonaccrual loans held for investment	$8,131	$9,068	$5,941
Nonaccrual loans held for sale**	612	1,142	1,580
Loans past due 90 days or more and accruing	—	—	127
Restructured loans in accruing status	702	722	711

Total nonperforming loans	9,445	10,932	8,359
Foreclosed real estate	536	493	1,113

Total nonperforming assets	$9,981	$11,425	$9,472
Real estate held by parent company	325	325	350

Total nonperforming loans and other real estate owned	$10,306	$11,750	$9,822

Allowance for loan and lease losses allocated to impaired loans	$645	$1,231	$504
Allowance for loan and lease losses allocated to loans held for sale**	—	—	—
Allowance for loan and lease losses allocated to all other loans	3,752	3,011	3,596

Total allowance for loan and lease losses	$4,397	$4,242	$4,100

Asset quality ratios:
Non-performing assets to total assets	2.26%	2.63%	2.14%
Excluding loans held for sale**	2.15%	2.37%	1.79%
Non-performing loans to total loans	3.40%	4.46%	3.53%
Excluding loans held for sale**	3.24%	4.02%	2.90%
Allowance for loan and lease losses to total loans	1.58%	1.73%	1.73%
Excluding loans held for sale**	1.61%	1.74%	1.76%
Allowance for loan and lease losses to total non-performing loans	47%	39%	49%
Excluding non-performing loans held for sale**	50%	43%	60%

*
Table combines bank and non-bank subsidiaries.

**
Loans held for sale consists of all loans held at Mission Asset Management, Inc. and SBA-guaranteed loans held for sale at Mission Community Bank. Loans held for sale are carried at fair value.

        The level of non-performing loans continues to be high by historical standards, due to the significant downturn in the economy and subsequent reduction in real estate collateral values that occurred over the past few years. Of the $8.7 million in non-accrual loan balances at September 30, 2013, 60% of these loans were current with their payments. The $9.4 million of non-performing loans as of September 30, 2013, includes $919 thousand of SBA-guaranteed loans, which are supported by $632 thousand of SBA loan guarantees. The remaining $8.5 million of non-performing loans are loans which management has determined to be impaired. A determination of impairment is one of expected payment nonperformance, but not necessarily probability of loss. Based on a loan-by-loan analysis of collateral values or the present value of estimated cash flows, the extent of the impairment of those impaired loans in excess of amounts already charged off is estimated to be $645 thousand and has been provided in the allowance for loan and lease losses.

        Nonperforming assets (which are comprised of nonperforming loans and foreclosed real estate) at September 30, 2013 were $10.0 million, down $1.4 million from December 31, 2012, and up $509 thousand from September 30, 2012.

Potential Problem Loans

        At September 30, 2013, Mission Community had approximately $3.4 million of loans that were not categorized as non-performing but for which known information about the borrower's financial condition caused management to have concern about the ability of the borrower to comply with the repayment terms of the loan.

        Potential problem loans were identified through the ongoing loan review process and are subject to continuing management attention. Management has provided in the allowance for loan and lease losses for potential losses related to these loans, based on an evaluation of current market conditions, loan collateral, other secondary sources of repayment and cash flow generation.

        While credit quality as of September 30, 2013, as measured by loan delinquencies and by Mission Community's internal asset quality rating system, is stable and well managed, there can be no assurances that continuing economic weakness will not lead to new problem loans in future periods. A further decline in economic conditions in Mission Community's market area or other factors could adversely impact individual borrowers or the loan portfolio in general. Mission Community has well defined underwriting standards and expects to continue with prompt collection efforts, but economic uncertainties or changes may cause one or more borrowers to experience problems in the coming months.

Allowance for Loan and Lease Losses

        The allowance for loan and lease losses ("ALLL") at September 30, 2013 totaled $4.397 million, an increase of $155 thousand from December 31, 2012 and $297 thousand higher than third quarter 2012. The ratio of ALLL to total loans at September 30, 2013 was 1.61%, as compared with 1.73% at December 31, 2012 and 1.76% at September 30, 2012. At September 30, 2013 and 2012, the ratio of ALLL to total non-performing loans was 50% and 60%, respectively. Both the ALLL to total loan ratio and the ALLL to total non-performing loans ratio are affected by the purchase discount taken on loans acquired during the acquisition of Santa Lucia Bank in October, 2011. If the credit-related portion of the purchase discount on such loans were included in the ALLL, the ALLL to total loans ratio would be 2.71% and the ALLL to total non-performing loans would be 76% at September 30, 2013. The following table provides an analysis of the changes in the ALLL for the three-month and nine-month periods ended September 30, 2013 and 2012:

Allowance for Loan and Lease Losses
(dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Balance at beginning of period	$4,232	$3,781	$4,242	$3,326
Provision for loan losses	210	225	310	675
Loans charged off	(67)	(22)	(261)	(144)
Recoveries of previous charge-offs	22	116	106	243

Net (charge-offs) recoveries	(45)	94	(155)	99

Balance at end of period	$4,397	$4,100	$4,397	$4,100

Allowance for loan losses as a percentage of:
Period end loans, including loan held for sale	1.58%	1.73%	1.58%	1.73%
Period end loans, excluding loans held for sale*	1.61%	1.76%	1.61%	1.76%
Total non-performing loans, including loans held for sale	47%	49%	47%	49%
Non-performing loans, excluding loans held for sale*	50%	60%	50%	60%
As a percentage of average loans (annualized):
Net charge-offs (recoveries)	0.07%	-0.17%	0.08%	-0.06%
Provision for loan losses	0.32%	0.40%	0.17%	0.39%
Total loans, including loans held for sale	$277,545	$237,027	$277,545	$237,027
Loans excluding loans held for sale	272,432	233,537	272,432	233,537

*
Loans held for sale consists of all loans held at Mission Asset Management, Inc. and Government-guaranteed loans held for sale at Mission Community Bank. Loans held for sale are carried at fair value.

        Mission Community provides for loan losses when required to bring the total allowance for loan and lease losses to a level deemed appropriate by management to be adequate for probable losses incurred as of the balance sheet date. At least quarterly, management conducts an assessment of the overall quality of the loan portfolio and general economic trends in the local market. The determination of the appropriate level for the allowance is based on that review, considering such factors as historical loss experience for each type of loan, the volume and type of lending conducted, the amount of identified potential loss associated with specific nonperforming loans, collateral values, regulatory policies, general economic conditions, and other factors related to the collectability of loans in the portfolio.

        Based on its quarterly review, management believes that the allowance for loan losses at September 30, 2013, is sufficient to absorb losses inherent in the loan portfolio. This assessment is based upon the best available information and does involve uncertainty and matters of judgment. Accordingly, the adequacy of the allowance cannot be determined with precision and could be susceptible to significant change in future periods.

        In addition, management has established a reserve for undisbursed loan commitments. As of September 30, 2013, this reserve totaled $456 thousand as compared to $406 thousand as of December 31, 2012 and $406 thousand on September 30, 2012. The reserve for undisbursed loan commitments is included in other liabilities in the consolidated balance sheet and changes to this reserve are recorded as adjustments to non-interest expenses.

Investments

        All but one of the securities in Mission Community Bank's investment portfolio are considered to be investment grade. The one security below investment grade has been fully reserved for. The portfolio consists of a mixture of fixed-rate US agency securities (17%), fixed-rate mortgage-backed securities (21%), floating-rate mortgage-backed securities (27%), fixed-rate tax-exempt municipal securities (14%), and other fixed-rate securities (16%) and floating-rate securities (5%). The weighted average life of the portfolio, based on projected prepayment speeds, is 5.0 years with an approximate effective duration of 3.9 years.

        During the second quarter of 2013 the aggregate fair value of Mission Community Bank's investment portfolio shifted from a net unrealized gain to a net unrealized loss, due to a sharp increase in intermediate- to long-term market interest rates, rather than any change in credit quality. That unrealized loss position remained, although at a reduced level, as of September 30, 2013. As stated in Note 3 to the Consolidated Financial Statements, Mission Community Bank does not believe the securities that are in an unrealized loss position as of September 30, 2013, are other than temporarily impaired.

Deposits

        Deposits are the primary source of funding for lending and investing needs. Total deposits were $388.8 million as of September 30, 2013 as compared with $387.3 million at December 31, 2012 and $389.4 million at September 30, 2012. As noted earlier, the mix of deposits improved over third quarter, 2012 as non-interest bearing demand deposits increased 9.0% while the higher cost time deposits and money market account balances declined by 4.5% over the past one year.

        Mission Community Bank generally prices interest-bearing deposits competitively based on periodic interest rate surveys in the local market and based on Mission Community Bank's own balance sheet needs. Deposit rates are adjusted as needed using a deposit pricing model that considers the type of product, competition, interest rate yield curve, depth of customer relationship, Mission Community Bank's cost of funds, liquidity profile and other asset and liability considerations. The Net Interest Analysis and Rate/Volume Analysis provided earlier in this Discussion contain information regarding the average rates paid on deposits for the first nine months of 2012 and 2013.

        Mission Community Bank participates in the Certificate of Deposit Account Registry Service ("CDARS") as well as the Insured Cash Sweep ("ICS") programs. These programs provide customers the ability to deposit their money into CDARS certificates of deposit and/or ICS money market accounts in excess of $250,000, which is the FDIC insurable deposit limit, yet retains FDIC insurance over the total deposit. In order to obtain this level of insurance, the CDARS and ICS programs act as clearinghouses among banks, splitting the deposit and then matching them with other banks in the CDARS and ICS network of approximately 3,000 banks in increments of less than $250,000 per depositor, thereby qualifying for full FDIC insurance and keeping the total deposit with Mission Community Bank. The CDARS and ICS programs are attractive to large depositors who are more interested in their deposits being fully insured by the FDIC than they are in seeking higher interest rates. As of September 30, 2013, Mission Community Bank had issued $18.3 million of certificates of deposit to local customers through the CDARS program and $2.0 million through the ICS program.

Borrowings

        In addition to Mission Community's junior subordinated debt securities, Mission Community Bank has a secured borrowing facility through the FHLB. Mission Community Bank had $6.0 million outstanding borrowings from the FHLB as of September 30, 2013, none as of December 31, 2012, and $3.8 million as of September 30, 2012.

Capital

        Total shareholders' equity has increased by $1.074 million from December 31, 2012, and increased by $2.485 million from September 30, 2012. The increase from year-end 2012 was due to the addition of net income attributable to common stock of $1.646 million, as well as $3.0 million of additional common stock issued in the second quarter of 2013 that provided additional capital to Mission Community. Partly offsetting the above was the sharp increase in long-term interest rates in the second quarter of 2013 that drove the unrealized gain of $1.8 million on the securities portfolio at December 31, 2012 into an unrealized loss position of $1.9 million at September 30, 2013. As mentioned above, Mission Community Bank does not believe the securities that are in an unrealized loss position as of September 30, 2013, are other than temporarily impaired.

        The following table sets forth Mission Community Bank's capital ratios, as calculated under regulatory guidelines, compared to the regulatory minimum capital ratios and the regulatory minimum capital ratios needed to qualify as a "well-capitalized" institution at September 30, 2013, December 31, 2012, and September 30, 2012:

Mission Community Bank
Capital Ratios

(dollars in thousands)

	Actual		Amount of Capital Required To Be Well-Capitalized
	Amount	Ratio	Amount	Ratio
As of September 30, 2013:
Total Capital (to Risk-Weighted Assets)	$42,303	12.90%	$32,787	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$38,195	11.65%	$19,672	6.0%
Tier 1 Capital (to Average Assets)	$38,195	8.66%	$22,056	5.0%
As of December 31, 2012:
Total Capital (to Risk-Weighted Assets)	$40,544	13.65%	$29,703	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$36,820	12.40%	$17,822	6.0%
Tier 1 Capital (to Average Assets)	$36,820	8.61%	$21,391	5.0%
As of September 30, 2012:
Total Capital (to Risk-Weighted Assets)	$39,809	13.74%	$28,963	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$36,178	12.49%	$17,378	6.0%
Tier 1 Capital (to Average Assets)	$36,178	8.23%	$21,976	5.0%

        Mission Community is not subject to similar regulatory capital requirements because its consolidated assets do not exceed $500 million, the minimum asset size criteria for bank holding companies subject to those requirements. However, regulatory capital amounts and ratios for Mission Community (consolidated) are as follows:

Mission Community Bancorp
Regulatory Capital Ratios
(Dollars in thousands)

	September 30, 2013		December 31, 2012		September 30, 2012
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)	$47,334	14.35%	$43,802	14.62%	$44,506	15.10%
Tier 1 Capital (to Risk-Weighted Assets)	$43,210	13.10%	$40,057	13.37%	$40,822	13.85%
Tier 1 Capital (to Average Assets)	$43,210	9.92%	$40,057	9.30%	$40,822	9.16%

Liquidity

        Mission Community Bank's liquidity, which primarily represents the ability to meet fluctuations in deposit levels and provide for customers' credit needs, is managed through various funding strategies that reflect the maturity structures of the sources of funds and the assets being funded. Mission Community Bank's liquidity is further augmented by payments of principal and interest on loans and increases in short-term liabilities such as demand deposits and short-term certificates of deposit. Cash and cash equivalents (such as federal funds sold) are the primary means for providing immediate liquidity. Borrowings from established lines of credit with the FHLB and other banks are additional sources of readily available liquidity. Mission Community had $22.4 million in cash and cash equivalents as of September 30, 2013, as compared with $25.6 million as of December 31, 2012.

        In order to manage Mission Community Bank's liquidity requirements, Mission Community Bank strives to maintain an appropriate ratio of loans to deposits and to maintain sufficient off-balance-sheet sources of liquidity which may be drawn upon when or if needed. As of September 30, 2013 Mission Community's loan-to-deposit ratio was 71%, an increase from the 63% ratio as of December 31, 2012. A low loan-to-deposit ratio indicates that Mission Community Bank has sufficient liquidity in place to meet potential needs for loan funding and/or deposit withdrawals. Mission Community Bank's sources of funding ratio, which measures available off-balance-sheet sources of funds as a percentage of total on-balance-sheet assets, was 47.3% as of September 30, 2013, as compared with 46.2% as of December 31, 2012.

        One of the off-balance-sheet sources of funds is potential borrowing capacity through the FHLB. FHLB borrowings are collateralized by loans and/or investments and can be structured over various terms ranging from overnight to ten years. As of September 30, 2013, Mission Community Bank had borrowed $3.0 million from the FHLB for a 5-year term at a fixed interest rate of 1.03%, and another $3.0 million for a 3-year term at a fixed rate of 0.85%. Interest rates and terms for FHLB borrowings are generally more favorable than the rates for similar term brokered certificates of deposit or for federal funds purchased. Mission Community Bank has the potential (on a secured basis) to borrow from the FHLB up to approximately 25 percent of its total assets. Based on this limitation and loans and securities pledged as of September 30, 2013, up to $102.8 million could be borrowed from the FHLB if needed. FHLB borrowings may be used from time to time when needed as part of Mission Community Bank's normal liquidity management to fund asset growth on a cost-effective basis. Mission Community Bank has adequate loans and securities to pledge as collateral should it need additional liquidity that cannot be funded by deposits.

        Mission Community Bank also has the ability to access the Federal Reserve Board's "Discount Window" to the extent that collateral is delivered to them and can also draw on correspondent bank lines of credit.

Off-Balance-Sheet Arrangements

        In the normal course of business, Mission Community enters into financial commitments to meet the financing needs of its customers, including commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk not recognized in the consolidated balance sheets.

        As of the dates indicated, Mission Community had the following outstanding financial commitments whose contractual amount represents credit risk:

Loan Commitments
(in thousands)

	September 30, 2013	December 31, 2012	September 30, 2012
Commitments to Extend Credit	$55,987	$41,155	$41,334
Standby Letters of Credit	2,005	2,365	3,179

	$57,992	$43,520	$44,513

        Mission Community's exposure to credit loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. Management has established a reserve for undisbursed loan commitments that at September 30, 2013 totaled $456 thousand ($406 thousand as of December 31, 2012 and September 30, 2012), which is included in other liabilities in the consolidated balance sheet.

        Mission Community uses the same credit policies in making commitments as it does for loans reflected in the financial statements. The effect on Mission Community's revenues, expenses, cash flows and liquidity from the unused portion of commitments to provide credit cannot be reasonably predicted as there is no guarantee the lines of credit will ever be used.

Effects of Inflation and Economic Issues

        A financial institution's asset and liability structure is substantially different from that of an industrial firm in that primarily all assets and liabilities of a bank are monetary in nature, with relatively low levels of investment in fixed assets or inventories. Inflation and its impact on interest rates have a very direct effect on Mission Community's balance sheet and earnings. Management believes that the impact of inflation on financial results has much to do with Mission Community's ability to anticipate and respond to such changes. Management endeavors to structure its balance sheet and mix of financial instruments to benefit from all interest rate trends and at the same time to do that within a well defined set of parameters to avoid excessive risk to capital, liquidity and earnings.

        Mission Community's growth and earnings performance is influenced by the local economies it serves. As Mission Community enters fourth quarter, 2013 overall economic activity and employment in California have shown considerable improvement over the past year, as strong growth in the technology sector has been joined by gains in tourism and entertainment and a rebound in home sales and residential construction.

        California's non-farm employment has risen 1.8% over the past year, and private sector payrolls have increased 2%. The State's unemployment rate fell to 8.5% in June and has considerably closed its gap relative to the nation. Home prices have rebounded solidly and new home construction is increasing. The recent pull back in longer term interest rates at the start of fourth quarter, decline in fuel costs and what appears to be the continuation of quantitative easing likely into 2014 are supportive of continued economic progress into the new year.

        Locally, the labor market in San Luis Obispo County soared to new highs during 2013. Non-farm payrolls grew 4.1% from July 2012 to July 2013 with the addition of approximately 4,500 jobs and outpacing every other major metropolitan area in the state. Currently, total non-farm payrolls in San Luis Obispo County stand at 106,700 jobs, representing about 1,600 more jobs than the prerecession peak in April 2007.

        The local industries that have continued to drive employment include logistics, construction and tourism, while public sector employment has remained weak on what otherwise is robust private-sector growth. Growth in leisure and hospitality payrolls is expected to continue as new hotels are built in the area and established hotels expand and upgrade. Hotel occupancy and room rates are up at the region's existing hotels, which are helping to support the county's restaurants, wine industry, and beach front economies.

        Given several positive economic developments in the communities we serve, we continue to be optimistic with regard to how this will translate into increased business for Mission Community.

 EXPERTS

        The consolidated financial statements of Heritage Oaks and its subsidiaries as of December 31, 2012 and 2011 and for each of the two fiscal years in the period ended December 31, 2012 and the effectiveness of Heritage Oaks' internal control over financial reporting as of December 31, 2012 have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as set forth in their report appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Heritage Oaks and subsidiaries for the year ended December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the report of Vavrinek, Trine, Day & Co., LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Mission Community and subsidiaries as of December 31, 2012 and 2011, and for each of the years in the two-year period ended December 31, 2012, included in this proxy statement/prospectus/consent solicitation as Appendix F, have been so included in reliance upon the report of McGladrey LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINIONS

        Manatt, Phelps & Phillips, LLP, and Katten Muchin Rosenman LLP will deliver prior to the effective time of the merger their opinions to Heritage Oaks and Mission Community, respectively, as to certain United States federal income tax consequences of the merger. Please see the section entitled "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER" beginning on page 111. Manatt, Phelps & Phillips, LLP will issue a legal opinion as to the validity of the Heritage Oaks common stock to be issued in connection with the merger.

OTHER MATTERS

        As of the date of this document, the Heritage Oaks board of directors knows of no matters that will be presented for consideration at its special meeting other than as described in this document. However, if any other matter shall properly come before the Heritage Oaks special meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxies will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting.

HERITAGE OAKS AND MISSION COMMUNITY ANNUAL MEETING SHAREHOLDER PROPOSALS

        If a shareholder intends to present any proposal for consideration at the 2014 Annual Meeting of Shareholders of Heritage Oaks and wishes for that proposal to be included in the Proxy Card and Proxy Statement to be prepared by Heritage Oaks, the proposal must have been received by Heritage Oaks at its corporate office not later than December 17, 2013.

        The date after which notice of a shareholder proposal that the shareholder is not seeking to have included in the Proxy Card and Proxy Statement will be considered untimely and therefore not properly brought before the 2014 Annual Meeting of Shareholders is February 28, 2014, assuming the 2014 Annual Meeting of Shareholders is held within thirty (30) days before or after the one (1) year anniversary of May 22, 2013, the date of the 2013 Annual Meeting of Shareholders.

        Mission Community held its 2013 annual meeting of shareholders on May 28, 2013. If the merger is completed, Mission Community will not have public shareholders and there will be no public participation in any future meeting of shareholders. However, if the merger is not completed or if Mission Community is otherwise required to do so under applicable law, Mission Community will hold a 2014 annual meeting of shareholders.

 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows Heritage Oaks to incorporate certain information into this proxy statement/prospectus/consent solicitation by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus/consent solicitation, except for any information that is superseded by information in this proxy statement/prospectus/consent solicitation. The documents that are incorporated by reference contain important information about the companies and you should read this proxy statement/prospectus/consent solicitation together with any other documents incorporated by reference in this proxy statement/prospectus/consent solicitation.

        This proxy statement/prospectus/consent solicitation incorporates by reference the following documents that have previously been filed with the SEC by Heritage Oaks (File No. 000-25020):

  •
  Annual Report on Form 10-K for the year ended December 31, 2012 (including the portions of the Proxy Statement on Schedule 14A filed on April 16, 2013, incorporated by reference therein);

  •
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013, and September 30, 2013; and

  •
  Current Reports on Form 8-K filed January 11 (two 8-Ks), January 24, February 7, March 6, April 9, April 25, May 24, June 4, June 27, July 18, July 29, August 2, September 4, September 26, October 22, October 25, and December 27, 2013 (other than the portions of those documents not deemed to be filed); and

  •
  The description of Heritage Oaks capital stock set forth in pages 10-15 of that certain Post Effective Amendment No. 5 to Heritage Oaks' Registration Statement on Form S-1 filed on October 24, 2013.

        In addition, Heritage Oaks is incorporating by reference any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and prior to the date of the special meeting of the Heritage Oaks shareholders; provided, however, that Heritage Oaks is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

        Both Heritage Oaks and Mission Community file annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference by Heritage Oaks and any other materials Heritage Oaks or Mission Community file with the SEC without charge by following the instructions in the section entitled "WHERE YOU CAN FIND MORE INFORMATION" beginning on page (i) of this proxy statement/prospectus/consent solicitation.

        Neither Heritage Oaks nor Mission Community has authorized anyone to give any information or make any representation about the merger or its companies that is different from, or in addition to, that contained in this proxy statement/prospectus/consent solicitation or in any of the materials that have been incorporated into this proxy statement/prospectus/consent solicitation. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus/consent solicitation or the solicitation of proxies or consents is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus/consent solicitation does not extend to you. The information contained in this proxy statement/prospectus/consent solicitation speaks only as of the date of this proxy statement/prospectus/consent solicitation, unless the information specifically indicates that another date applies.

 Appendix A

AGREEMENT AND PLAN OF MERGER

DATED AS OF OCTOBER 21, 2013

BY AND BETWEEN

HERITAGE OAKS BANCORP

AND

MISSION COMMUNITY BANCORP

 AGREEMENT AND PLAN OF MERGER

        This Agreement and Plan of Merger, dated as of October 21, 2013, is made and entered into by, between and among Heritage Oaks Bancorp, a California corporation ("HEOP"), and Mission Community Bancorp, a California corporation (the "Company").

RECITALS

        A.    The Company.    The Company is a bank holding company organized under the laws of the State of California and registered as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended, having its principal place of business in San Luis Obispo, California.

        B.    HEOP.    HEOP is a bank holding company organized under the laws of the State of California and registered as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended, having its principal place of business in Paso Robles, California.

        C.    Board Action.    The respective boards of directors of HEOP and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the Merger (as defined herein).

        D.    Intention of the Parties.    It is the intention of the parties to this Agreement that the Merger be treated as a "reorganization" under Section 368(a) of the Code (as defined herein).

        F.    Company Voting and Support Agreements.    Each of those shareholders of the Company set forth on Schedule A hereto has simultaneously herewith entered into a Voting and Support Agreement substantially in the form attached hereto as Exhibit A (each, a "Voting and Support Agreement" and, collectively, the "Voting and Support Agreements") in connection with the Merger.

        G.    HEOP Voting and Support Agreements.    Each of those shareholders of HEOP set forth on Schedule B hereto has simultaneously herewith entered into a Voting and Support Agreement in connection with the Merger.

        NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

        1.01    Certain Definitions.    The following terms are used in this Agreement with the meanings set forth below:

          "Adjusted Cash Consideration" means the Aggregate Cash Consideration minus the sum of (a) the Aggregate Option Consideration plus (b) the Aggregate Warrant Consideration.

          "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

          "Aggregate Cash Consideration" shall mean $8,000,000, plus any cash received by Company upon the exercise of Company Warrants between the date of this Agreement and the Effective Time.

          "Aggregate Option Consideration" shall mean the total Option Consideration paid to holders of in-the-money Company Stock Options pursuant to Section 3.01(d).

          "Aggregate Stock Consideration" shall mean 7,541,353 shares of HEOP Common Stock.

          "Aggregate Warrant Consideration" means the product of (a) the outstanding Company Warrants at the Effective Time multiplied by (b) the Per Warrant Consideration.

          "Agreement" means this Agreement and Plan of Merger, as amended or modified from time to time in accordance with Section 8.04.

          "Alternative Transaction" means any of (i) a transaction pursuant to which any person (or group of persons) other than HEOP or its Affiliates, directly or indirectly, acquires or would acquire ten percent (10%) or more of the outstanding shares of Company Common Stock or outstanding voting power of the Company, or ten percent (10%) or more of the outstanding shares or voting power of any other series or class of capital stock of the Company that would be entitled to a class or series vote with respect to the Merger, whether from the Company, or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving the Company (other than the Merger), (iii) any transaction pursuant to which any person (or group of persons) other than HEOP or its Affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of any of the Company Subsidiaries and securities of the entity surviving any merger or business combination involving any of the Company Subsidiaries other than MAM) of the Company or any of its Subsidiaries representing more than twenty percent of the fair market value of all the assets, deposits, net revenues or net income of the Company and the Company Subsidiaries, taken as a whole, immediately prior to such transaction or (iv) any other consolidation, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of Company Common Stock immediately prior to such transaction do not, in the aggregate, own at least ninety percent (90%) of each of the outstanding shares of Company Common Stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Company Common Stock immediately prior to the consummation thereof.

          "Bank Secrecy Act" means the Bank Secrecy Act of 1970, as amended.

          "Business Day" shall mean any day other than a Saturday, Sunday or day on which banking institutions in Los Angeles, California are authorized or obligated pursuant to legal requirements or executive order to be closed.

          "CFC" means the California Financial Code, as amended.

          "CGCL" means the California General Corporation Law, as amended.

          "Change In Control Payments" shall mean any amount paid, payable or reasonably expected to become payable (whether before or after the Closing) by the Company or any of the Company Subsidiaries (including by HEOP and any of its Affiliates on behalf of the Company or any of the Company Subsidiaries) pursuant to the terms of any contract, arrangement, commitment, or understanding put in place prior to or concurrently with the execution of this Agreement, or as an accommodation made in lieu of any amount payable or reasonably expected to become payable (whether before or after the Closing) by the Company or any of the Company Subsidiaries (including by HEOP and any of its Affiliates on behalf of the Company or any of the Company Subsidiaries) pursuant to the terms of any such contract, arrangement, commitment, or understanding, providing for any "change-of-control," (whether single or double trigger), severance or similar payment of any kind.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Company" has the meaning set forth in the preamble to this Agreement.

          "Company Board" means the board of directors of the Company.

          "Company Articles" means the articles of incorporation of the Company, as amended, and in effect as of the date of this Agreement.

          "Company Bylaws" means the bylaws of the Company, as amended, and in effect as of the date of this Agreement.

          "Company Intellectual Property" means the Intellectual Property used in, held for use in or necessary for the conduct of the business of the Company as it has been conducted, as currently conducted.

          "Company Material Adverse Effect" shall mean, with respect to the Company any event, circumstance, development, change or effect that, individually or in the aggregate, (i) is, or is reasonably likely to be, material and adverse to the business, operations, prospects, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries taken as a whole or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of the Company to timely consummate the transactions contemplated hereby or to perform its agreements or covenants hereunder; provided that, in the case of clause (i) only, a "Company Material Adverse Effect" shall not be deemed to include any event, circumstance, development, change or effect to the extent resulting from (A) changes after the date of this Agreement in GAAP, (B) changes after the date of this Agreement in Laws of general applicability to companies in the financial services industry, (C) changes after the date of this Agreement in political or regulatory conditions or general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting other companies in the financial services industry, (D) the public disclosure of this Agreement, (E) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or (F) actions or omissions taken with the express prior written consent of HEOP; except, with respect to clauses (A), (B), (C) and (E), to the extent that the effects of such change disproportionately affect the Company and the Company Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and the Company Subsidiaries operate.

          "Company Owned Intellectual Property" means all Company Intellectual Property other than Intellectual Property licensed to the Company pursuant to any Inbound Intellectual Property License.

          "Company Stock Options" shall mean each and every option to acquire stock or any other equity interest in the Company or any of its Subsidiaries under any of the Company Stock Plans.

          "Company Stock Plans" shall mean any employee or director stock plan of the Company, including without limitation, the 1998 Stock Option Plan, as amended, 2008 Stock Incentive Plan and 2011 Equity Incentive Plan.

          "Controlled Group Liability" shall mean any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412, 430 and 4971 of the Code, (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (e) under corresponding or similar provisions of state, local and foreign Laws, other than such liabilities that arise solely out of, or relate solely to, the Company Benefit Plans listed in Section 5.01(o) of the Company Disclosure Schedule.

          "Corporate Entity" shall mean a bank, corporation, partnership, limited liability company, association, joint venture or other organization, whether an incorporated or unincorporated organization.

          "DBO" means the California Commissioner of the Department of Business Oversight, and the California Division of Financial Institutions, Department of Business Oversight.

          "Derivative Transactions" means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including any collateralized debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

          "End Date" shall mean the date that is the nine (9) month anniversary of the date hereof, unless, as of such date, all the conditions set forth in Article VII, other than the conditions set forth in Section 7.01(b), have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing), in which case such date shall be extended by ninety (90) days.

          "Environmental Law" means local, state or federal environmental, health or safety Laws, including but not limited to Laws relating to (i) Release or threatened Release of Hazardous Substances; (ii) the manufacture, handling, distribution, transport, use, treatment, storage, disposal or arrangement for disposal of Hazardous Substances; (iii) pollution or protection of the environment and/or natural resources; or (iv) worker health and safety.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

          "ERISA Affiliate" shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same "controlled group" as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

          "FHLB" means the Federal Home Loan Bank of San Francisco.

          "GAAP" means generally accepted accounting principles and practices as in effect from time to time in the United States.

          "Governmental Entity" means any federal, state, local or foreign court, tribunal, arbitral, governmental, administrative or regulatory authority, agency (including without limitation, the Regulatory Agencies), commission, body or other governmental entity or instrumentality or self-regulatory organization.

          "Hazardous Substance" means any substance, material, waste, or pollutant in any concentration that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum product, additive or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (C) any other substance, material, waste, or pollutant which has been, is or may be the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.

          "HEOP Material Adverse Effect" shall mean, with respect to HEOP any event, circumstance, development, change or effect that, individually or in the aggregate, (i) is, or is reasonably likely to be, material and adverse to the business, operations, prospects, condition (financial or otherwise) or results of operations of HEOP and its Subsidiaries taken as a whole or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of HEOP to timely consummate the transactions contemplated hereby or to perform its agreements or covenants hereunder; provided that, in the case of clause (i) only, a "HEOP Material Adverse Effect" shall not be deemed to include any event, circumstance, development, change or effect to the extent resulting from (A) changes after the date of this Agreement in GAAP; (B) changes after the date of this Agreement in Laws of general applicability to companies in the financial services industry; (C) changes after the date of this Agreement in political or regulatory conditions or general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting other companies in the financial services industry; (D) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of HEOP Common Stock, in and of itself, but not including any underlying causes thereof; (E) the public disclosure of this Agreement; (G) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (H) actions or omissions taken with the express prior written consent of the Company or any action taken by HEOP that HEOP was required to take pursuant to the terms of this Agreement; except, with respect to clauses (A), (B), (C) and (G), to the extent that the effects of such change disproportionately adversely affect HEOP and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which HEOP and its Subsidiaries operate.

          "Intellectual Property" means any or all of the following and all rights in, arising out of or associated with: (a) all patents, utility models, industrial rights, and registrations and applications therefor and all reissues, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, compositions, software, development tools, technology, techniques, procedures, methodologies, Confidential Information, technical data, customer or vendor lists, pricing or cost information, business or marketing plans or proposals, and all tangible or intangible proprietary information; (c) all works of authorship (in both published and unpublished works), copyrights, copyright registrations and applications therefor, and all other rights of authorship corresponding thereto; (d) all trademarks (including all common law trademarks), trade names, logos, service marks, trademark, service mark and trade name registrations and applications therefor, and all goodwill for any of the foregoing; (e) all databases and data collections and all rights therein; (f) all moral and economic rights of authors and inventors, however named; (g) all telephone numbers, internet addresses, websites, and domain names; (h) any other intellectual property right or any similar or equivalent rights to any of the foregoing anywhere in the world, including any application, registration or renewal therefor; and (l) all items, documentation and media containing, describing or relating to any of the foregoing including manuals, memoranda and records wherever created throughout the world.

          "Knowledge" with respect to the Company, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 1.01 of the Company Disclosure Schedule, and, with respect to HEOP, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 1.01 of the HEOP Disclosure Schedule, and the knowledge that each such individuals would reasonably be expected to obtain in the ordinary course of diligently performing his or her duties for the Company or HEOP, as applicable, or from a reasonable inquiry of such individuals' direct reports.

          "Law" or "Laws" shall mean any federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law.

          "Legal Proceeding" shall mean any and all civil, criminal or administrative litigation, claim, action, suit, hearing, investigation or other proceeding before any Governmental Entity.

          "MAM" shall mean Mission Asset Management, Inc., a California corporation.

          "Participation In The Management" means as defined pursuant to 42 U.S.C. §§9601(20)(E)—9601(20)(G), 42 U.S.C. 6991b(h)(9), California Health & Safety Code § 25548.2 and under other applicable Environmental Laws.

          "party" or "parties" shall mean the Company and HEOP.

          "Per Warrant Consideration" means $0.92.

          "Person" shall mean any individual, Corporate Entity or Governmental Entity.

          "Professional Expenses" shall mean any amount paid, payable or reasonably expected to become payable (whether before or after the Closing) by the Company or any of the Company Subsidiaries (including by HEOP and any of its Affiliates on behalf of the Company or any of the Company Subsidiaries) for services rendered or being rendered to the Company by any attorney, investment banker or other financial advisor, accountant, auditor or other professional services provider in connection with the transactions contemplated hereby.

          "Release" means (i) any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping, disposing, or other release of any Hazardous Substance; (ii) the abandonment or discard of barrels, containers, tanks, or other receptacles containing or previously containing any Hazardous Substance; or (iii) any release, emission, or discharge, as those terms are defined in any applicable Environmental Laws.

          "Remedial Action" means investigation, evaluation, risk assessment, monitoring, response, removal, clean-up, remediation, mitigation, corrective action or other terms of similar import and any related closure, post-closure, operations and maintenance or engineering control activities.

          "Retention and Severance Payments" shall mean any amount paid, payable or reasonably expected to become payable by HEOP or any of its Affiliates pursuant to the terms of any contract, arrangement, commitment, or understanding put in place following the execution of this Agreement, providing for any retention, severance, "stay" or "transaction" package, bonus or agreement, or any similar arrangement.

          "Shareholders' Equity" means the consolidated shareholders' equity of the Company as set forth in the Closing Financial Statements.

          "Shareholders' Equity Measuring Date" means the last Business Day of the month preceding the month in which the Closing Date occurs.

          "Subsidiary" means, when used with respect to any party, any corporation, partnership, limited liability company, association, joint venture or other business entity of which (i) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is or directly or indirectly has the power to appoint a general partner, manager or managing member.

          "Tax" or "Taxes" shall mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, license, intangibles, franchise, backup withholding, environmental, occupation, alternative or add-on minimum taxes imposed by any Governmental Entity, and other taxes, charges, levies or like assessments, and including all penalties and additions to tax and interest thereon.

          "Tax Return" shall mean any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to a Governmental Entity.

          "Transaction Expenses" shall mean the sum of (i) Professional Expenses plus (ii) Change in Control Payments.

          "USA Patriot Act" means the USA Patriot Act (Pub. L. No. 107-56).

        1.02    Cross-References.    Each of the following terms shall have the meaning specified in the Section of this Agreement set forth opposite such term:

Term	Section
"Acquisition Proposal"	6.05(a)
"Adjusted Shareholders' Equity"	7.02(f)
"Agreement of Bank Merger"	2.03
"Agreement of Merger"	2.03
"ALL"	5.01(aa)
"Balance Sheet"	5.01(f)(i)
"Balance Sheet Date"	5.01(f)(i)
"Bank Merger"	2.02
"Book-Entry Share"	3.06(a)
"California Courts"	9.08(b)
"Cancelled Shares"	3.01(c)
"Carpenter"	6.01(d)
"Certificates"	3.06(a)
"Claim"	6.07(a)
"Closing"	2.07
"Closing Date"	2.07
"Closing Financial Statements"	6.16
"Company Articles"	5.01(a)(i)
"Company Bank"	2.02
"Company Benefit Plans"	5.01(o)(i)
"Company Board Recommendation"	6.02(b)
"Company Common Stock"	3.01(b)
"Company Disclosure Schedule"	5.01
"Company Financial Statements"	5.01(f)(i)
"Company Indemnified Party"	6.07(a)
"Company IT Systems"	5.01(v)(i)
"Company Proxy and Consent Statement"	6.02(a)
"Company SEC Reports"	5.01(e)(ii)
"Company Series A Preferred Stock"	5.01(b)
"Company Series B Preferred Stock"	5.01(b)
"Company Series C Preferred Stock"	5.01(b)
"Company Series D Preferred Stock"	5.01(b)
"Company Shareholder Approval"	5.01(c)(i)
"Company Shareholder Consent"	6.02(b)
"Company Subsidiary" or "Company Subsidiaries"	5.01(a)(ii)
"Confidentiality Agreement"	6.04(e)
"Covered Employees"	6.08(a)
"CRA"	5.01(k)(i)
"Debt Securities"	6.20
"Dissenting Shareholder"	3.01(e)
"Dissenting Shares"	3.01(e)
"EESA"	5.01(o)(xii)
"Effective Time"	2.07
"Exchange Act"	5.02(g)
"Exchange Agent"	3.05
"Exchange Agent Agreement"	3.05
"Exchange Fund"	3.05

Term	Section
"Exchange Ratio"	3.01(b)(ii)
"FDIC"	5.01(a)(i)
"Federal Reserve"	5.01(d)
"Form S-4"	6.02(a)
"HEOP"	Preamble
"HEOP Board Recommendation"	6.02(c)
"HEOP Capitalization Date"	5.02(b)
"HEOP Common Stock"	3.01(a)
"HEOP Disclosure Schedule"	5.02
"HEOP Options"	5.02(b)
"HEOP Preferred Stock"	5.02(b)
"HEOP Proxy Statement"	6.02(a)
"HEOP SEC Reports"	5.02(g)(ii)
"HEOP Series A Preferred Stock"	3.01(a)
"HEOP Series B Preferred Stock"	5.02(b)
"HEOP Series C Preferred Stock"	3.01(a)
"HEOP Shareholders Meeting"	6.02(c)
"Holders"	3.06(a)
"Inbound Intellectual Property Licenses"	5.01(u)
"Insurance Policies"	5.01(x)
"Intellectual Property Licenses"	5.01(u)(v)
"Investor Rights Agreement"	7.03(c)
"IRS"	5.01(q)(xi)
"Inventors"	5.01(u)(vi)
"Joint Proxy/Consent Statement"	6.02(a)
"Leased Premises"	5.01(t)(iii)
"Leases"	5.01(t)(i)
"Letter of Transmittal"	3.06(a)
"Lien"	5.01(a)(ii)
"Loan Documentation"	5.01(z)(i)
"Loan Tape"	5.01(z)(ii)
"Loans"	5.01(z)(i)
"Material Contract"	5.01(l)
"Materially Burdensome Regulatory Condition"	6.01(a)
"Maximum Amount"	6.07(c)
"Merger"	2.01
"Merger Consideration"	3.01(b)
"Multiemployer Plan"	5.01(o)(vii)
"Multiple Employer Plan"	5.01(o)(vii)
"NASDAQ"	5.01(d)
"Nonqualified Deferred Compensation Plan"	5.01(o)(iv)
"Obligor"	5.01(z)(i)
"Outbound Intellectual Property Licenses"	5.01(u)
"Owned Real Property"	5.01(t)(i)
"Option Consideration"	3.01(d)
"Per Share Cash Consideration"	3.01(b)(i)
"Permitted Encumbrances"	5.01(t)(iii)
"Personal Property"	5.01(t)(xi)
"Pool"	5.01(z)(x)
"Qualified Plans"	5.01(o)(v)

Term	Section
"Real Property Leases"	5.01(t)(i)
"Representative"	6.05(a)
"Regulatory Agency" or "Regulatory Agencies"	5.01(e)
"Regulatory Approvals"	5.01(d)
"Reports"	5.01(e)
"SEC"	5.02(d)
"Securities Act"	5.01(b)
"Superior Proposal"	6.02(b)
"Surviving Bank"	2.02
"Surviving Corporation"	2.01
"Takeover Provisions"	6.22
"Tenant Leases"	5.01(t)(i)
"Termination Fee"	8.03
"Trade Secrets"	5.01(u)(vii)
"Trust Preferred Securities"	6.26
"Voting and Support Agreement" or "Voting and Support Agreements"	Recitals
"Voting Debt"	5.01(b)
"401k Plan"	6.08(c)

ARTICLE II

THE MERGER

        2.01    The Merger.    On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Company shall merge with and into HEOP (the "Merger") and the separate corporate existence of the Company shall cease. HEOP shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"), and shall continue to exist as a California corporation with all its rights, privileges, immunities, powers and franchises continuing unaffected by the Merger.

        2.02    The Bank Merger.    Immediately after the Merger, Company's subsidiary bank, Mission Community Bank, a California state-chartered bank (the "Company Bank"), will be merged (the "Bank Merger") with and into HEOP's subsidiary bank, Heritage Oaks Bank, a California state-chartered bank (the "Surviving Bank"), and the separate corporate existence of the Company Bank shall cease. Surviving Bank shall be the surviving state-chartered bank in the Bank Merger and shall continue to exist as a California state-chartered bank with all its rights, privileges, immunities, powers and franchises continuing unaffected by the Bank Merger. HEOP and the Company shall cause their subsidiary banks to take all action required in conjunction with making and obtaining all filings and approvals and taking all other steps necessary to consummate the Bank Merger immediately after the Merger.

        2.03    Filings.    An agreement of merger (the "Agreement of Merger"), substantially in the form of Exhibit B hereto, shall be filed with the Secretary of State of the State of California. An agreement of bank merger (the "Agreement of Bank Merger"), substantially in the form of Exhibit C hereto, shall be filed with the DBO.

        2.04    Articles of Incorporation and Bylaws.    The articles of incorporation of HEOP and the bylaws of HEOP as in effect immediately prior to the Effective Time shall be those of the Surviving Corporation. The Articles of Incorporation of Heritage Oaks Bank and the Bylaws of Heritage Oaks Bank as in effect immediately prior to the effective time of the Bank Merger shall be those of the Surviving Bank.

        2.05    Directors and Executive Officers.

          (a)   Subject to Section 2.05(c), the directors of the Surviving Corporation immediately after the Effective Time shall be the directors of HEOP immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified. The executive officers of the Surviving Corporation immediately after the Effective Time shall be the executive officers of HEOP immediately prior to the Effective Time.

          (b)   Subject to Section 2.05(c), the Agreement of Bank Merger provides that the directors of the Surviving Bank upon consummation of the Bank Merger shall be the directors of Heritage Oaks Bank immediately prior to the Bank Merger.

          (c)   At the Effective Time, HEOP shall cause two directors selected in accordance with the Investor Rights Agreement to be appointed as directors of HEOP and the Surviving Bank.

        2.06    Effect of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in § 1108 of the CGCL, including any regulations or rules promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and HEOP shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and HEOP shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

        2.07    Effective Time.    Subject to the satisfaction or waiver of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the consummation of the Merger (the "Closing"), but subject to the fulfillment or waiver of those conditions, the parties shall cause the filings contemplated by Section 2.02 to be made (i) no later than the third (3rd) Business Day after such satisfaction or waiver or (ii) on such other date to which the parties may agree in writing (the "Closing Date"). The Merger provided for herein shall become effective (the "Effective Time") upon such filing with the Secretary of State of the State of California or on such date as may be specified in the Agreement of Merger. The parties agree that the Bank Merger shall become effective immediately after the Effective Time. The effect of the Bank Merger shall be as provided in § 4887 of the CFC, including any regulations or rules promulgated thereunder.

        2.08    Additional Actions.    If, at any time after the Effective Time, the Surviving Corporation or the Surviving Bank shall consider that any further assignments or assurances or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation or the Surviving Bank, as the case may be, its right, title and interest in, to or under any of the rights, properties or assets of the Company or the Company Bank, as the case may be, acquired or to be acquired by the Surviving Corporation or the Surviving Bank, as the case may be, as a result of, or in connection with, the Merger or the Bank Merger, as applicable, or (ii) otherwise carry out the purposes of this Agreement, the Company, the Company Bank and their duly authorized officers and directors immediately prior to the Effective Time, shall be deemed to have granted to the Surviving Corporation and the Surviving Bank, respectively, an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances and to do all acts necessary or proper to vest, perfect and confirm title to and possession of such rights, properties and assets in the Surviving Corporation or the Surviving Bank, as the case may be, and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Corporation and the Surviving Bank, as applicable, are fully authorized in the name of the Company, the Company Bank, the Surviving Corporation, the Surviving Bank or otherwise to take any and all such action.

        2.09    Tax Consequences.    It is intended that the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a "plan of reorganization" for purposes of Sections 354 and 361 of the Code.

 ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

        3.01    Conversion of Securities.    Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger, and without any action on the part of any Person, except with respect to Sections 3.01(c) and (d), which shall require further action as provided for therein:

          (a)    No Effect on HEOP Common Stock.    (i) Each share of the common stock, no par value per share, of HEOP (the "HEOP Common Stock"); (ii) each share of the Series A Senior Preferred Stock, $1,000 per share stated value, of HEOP (the "HEOP Series A Preferred Stock"; and (iii) each share of the Series C Preferred Stock, $3.25 per share stated value, of HEOP (the "HEOP Series C Preferred Stock"), issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

          (b)    Conversion of Company Common Stock.    Each share of the common stock, no par value of the Company (the "Company Common Stock"), issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares or Dissenting Shares) shall, subject to Section 3.01(g), be converted into the right to receive the following consideration (the "Merger Consideration"):

              (i)  an amount in cash without interest equal to the quotient of (A) the Adjusted Cash Consideration divided by (B) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, but including Dissenting Shares) (such amount, the "Per Share Cash Consideration"); and

             (ii)  a number (such number, the "Exchange Ratio") of validly issued, fully paid and non-assessable shares of HEOP Common Stock equal to the quotient of (A) the Aggregate Stock Consideration divided by (B) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, but including Dissenting Shares).

          (c)    Conversion of Company Warrants.    Each warrant to purchase shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Per Warrant Consideration as more specifically provided for in the Warrant Holder Agreement in the form of Exhibit D attached to this Agreement (the "Warrant Holder Agreement").

          (d)    Company Stock Options.    On or prior to the Closing Date, each holder of in-the-money Company Stock Options shall have entered into an In-the-Money Option Holder Agreement in the form of Exhibit E attached to this Agreement (the "In-the-Money Option Holder Agreements") providing for the termination of such holder's Company Stock Options. Each holder of such terminated Company Stock Options that are in-the-money shall be entitled to receive, in lieu of each share of Company Common Stock that would otherwise have been issuable upon exercise thereof, an amount in cash without interest equal to (i) $5.92 minus (ii) the exercise price per share with respect to the corresponding Company Stock Option in question (such amount, the "Option Consideration"). Any payments pursuant to this Section 3.01(d) shall take place only after the satisfaction or fulfillment or waiver of the conditions of Closing contained in Articles VI. The Surviving Corporation shall collect in cash (and timely pay) all applicable withholding and payroll taxes with respect to such options and shall comply with all payroll reporting requirements with respect thereto.

          (e)    Cancellation of Certain Shares of Company Stock.    All shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are owned directly by HEOP and its Subsidiaries, and the Company and the Company Subsidiaries (other than (i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, by HEOP or the Company in respect of a debt previously contracted) shall be cancelled and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor (such cancelled shares, the "Cancelled Shares").

          (f)    Adjustments to Prevent Dilution.    If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of HEOP or the Company, respectively, shall occur (or for which the relevant record date will occur) as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration, the Per Share Cash Consideration, the Exchange Ratio and any other dependent items, as applicable, shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect such change.

          (g)    Dissenting Shares.    Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by a shareholder who is entitled to demand, and who properly demands, the fair market value of such shares pursuant to, and who complies in all respects with, Chapter 13 of the CGCL (a "Dissenting Shareholder") shall not be converted into the right to receive the Merger Consideration. For purposes of this Agreement, "Dissenting Shares" means any shares of Company Common Stock as to which a Dissenting Shareholder thereof has properly exercised a demand for fair market value pursuant to Chapter 13 of the CGCL. At the Effective Time, all Dissenting Shares shall be cancelled and retired and shall cease to exist. No Dissenting Shareholder shall be entitled to any Merger Consideration in respect of any Dissenting Shares unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder's right to demand fair market value of its Dissenting Shares under the CGCL, and any Dissenting Shareholder shall be entitled to receive only the payment provided by Chapter 13 of the CGCL with respect to the Dissenting Shares owned by such Dissenting Shareholder and not any Merger Consideration. The Company shall give HEOP (a) prompt notice of any written demands for fair market value, attempted withdrawals of such demands and any other instruments served pursuant to applicable Law relating to shareholders' demands for fair market value and (b) the opportunity to direct all negotiations and proceedings with respect to demands for fair market value under the CGCL. The Company shall not, except with the prior written consent of HEOP, voluntarily make any payment with respect to any demands for fair market value of Dissenting Shares, offer to settle or settle any such demands.

        3.02    Company Stock Options.

          (a)   Prior to the Effective Time, the Company shall take such actions as may be necessary such that immediately prior to the Effective Time each Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested and whether or not then exercisable, shall be cancelled and only entitle the holder thereof, as soon as reasonably practicable after surrender thereof, to receive the Option Consideration as provided in Section 3.01(d). Holders of Company Stock Options that would not be entitled to receive the Option Consideration pursuant to Section 3.01(d) because the Company Stock Options are out-of-the-money shall be paid as provided in the Out-of-the-Money Option Holder Agreement in the form of Exhibit F attached to this Agreement (the "Out-of—the-Money Option Holder Agreements"). If and to the minimum extent required by the terms of the Company Stock Plans or any of them, each Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time and that otherwise would not be then vested or exercisable, shall be made vested and exercisable for a limited period of time immediately prior to the Effective Time subject to the completion of the Merger. At the Effective Time, each Company Stock Option that has not previously been exercised, whether or not then vested and whether or not then exercisable, shall terminate and be of no further effect and any rights thereunder to purchase shares of Company Common Stock shall also terminate and be of no further force or effect.

          (b)   If so requested by HEOP, at least twenty (20) Business Days prior to the Effective Time and prior to any such payment, the Company shall use its reasonable efforts to obtain a written acknowledgement and waiver (in form and substance reasonably satisfactory to HEOP) from each holder of a Company Stock Option (i) confirming the number of Company Stock Options held, (ii) confirming that the treatment of such Company Stock Options pursuant to this Agreement and the amounts to be paid pursuant hereto have been correctly calculated and (iii) containing such other matters as reasonably determined by HEOP and shall provide a copy of each such acknowledgement and waiver the Company has been able to obtain to HEOP at least five (5) Business Days prior to the Effective Time.

          (c)   At or prior to the Effective Time, the Company, the Company Board and the compensation committee, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Section 3.02 (a) and (b).

          (d)   The Company shall take all actions necessary to ensure that from and after the Effective Time neither HEOP nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company Stock Options after the Effective Time.

        3.03    Rights as Shareholders; Stock Transfers.    At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of the Company other than to receive the Merger Consideration. After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

        3.04    Deposit of Merger Consideration.    Immediately prior to the Effective Time, HEOP shall make available to a bank or trust company selected by HEOP (the "Exchange Agent") pursuant to an agreement entered into prior to the Closing (the "Exchange Agent Agreement"), for exchange in accordance with this Article III: (a) the Aggregate Stock Consideration, and (b) immediately available funds equal to the Aggregate Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 3.06(f)) (collectively, the "Exchange Fund"), and HEOP shall instruct the Exchange Agent to timely deliver the Merger Consideration.

        3.05    Delivery of Merger Consideration.

          (a)   As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record immediately prior to the Effective Time (collectively, the "Holders") of shares of Company Common Stock represented by certificates ("Certificates") as well as those not represented by a Certificate (a "Book-Entry Share"), that were converted into the right to receive the Merger Consideration pursuant to Section 3.01(b) : (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) to the Exchange Agent, which shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent and HEOP (the "Letter of Transmittal") and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration upon surrender of such Certificate, or, in the case of shares of Company Common Stock held as Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal (which shall include customary provisions with respect to delivery of an "agent's message" with respect to Book-Entry Shares and to be in such form and have such provisions as HEOP and the Exchange Agent may reasonably require), and, if applicable, after the Effective Time, any dividends or distributions with respect to Company Common Stock to which such Holder is entitled pursuant to Section 3.06(c).

          (b)   Upon surrender to the Exchange Agent of a Holder's Certificate(s) or Book-Entry Shares, accompanied by a properly completed Letter of Transmittal, such Holder of Company Common Stock will be entitled to receive, promptly after the Effective Time, the Merger Consideration in respect of the shares of Company Common Stock represented by such Holder's Certificate(s) or Book-Entry Shares. Until so surrendered, each such Certificate or Book-Entry Share shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration upon surrender of such Certificate(s) or Book Entry Shares in accordance with, and, if applicable, after the Effective Time, any dividends or distributions to which such Holder is entitled pursuant to, this Article III.

          (c)   No dividends or other distributions with respect to HEOP Common Stock shall be paid to the Holder of any un-surrendered Certificate or Book-Entry Shares with respect to the HEOP Common Stock portion (if any) of the Merger Consideration represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Shares in accordance with this Article III. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate or Book-Entry Shares in accordance with this Article III, the Holder of such shares of Company Common Stock shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time payable with respect to the whole shares of the HEOP Common Stock portion of the Merger Consideration, if any, represented by such Certificate or Book-Entry Shares and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to the whole shares of the HEOP Common Stock portion of the Merger Consideration, if any, represented by such Certificate or Book-Entry Shares with a record date after the Effective Time and with a payment date subsequent to the issuance of the HEOP Common Stock portion of the Merger Consideration, if any, issuable with respect to such Certificate or Book-Entry Shares.

          (d)   In the event of a transfer of ownership of a Certificate representing Company Common Stock prior to the Effective Time that is not registered in the stock transfer records of the Company, the Merger Consideration shall be delivered in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered Holder of the Certificate or establish to the satisfaction of HEOP that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, HEOP) shall be entitled to deduct and withhold from any cash portion of the Merger Consideration, and, if applicable, after the Effective Time, cash dividends or distributions payable pursuant to this Article III and any other cash amounts otherwise payable pursuant to this Agreement to any Holder of Company Common Stock (including with respect to any Dissenting Shares) such amounts as the Exchange Agent or HEOP, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or HEOP, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder of shares of Company Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or HEOP, as the case may be. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of any shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration in accordance with Section 3.01(b) and the procedures set forth in this Article III.

          (e)   HEOP and the Exchange Agent shall be entitled to rely upon the stock transfer books of the Company to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any Company Common Stock, HEOP and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

          (f)    Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of HEOP Common Stock shall be issued upon the surrender of Certificates or Book-Entry Shares for exchange, and, if applicable, after the Effective Time, no dividend or distribution with respect to HEOP Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of HEOP. In lieu of the issuance of any such fractional share, HEOP shall pay to each former shareholder of the Company who otherwise would be entitled to receive such fractional share, an amount in cash (rounded down to the nearest whole cent) determined by multiplying (i) the value of the HEOP Stock on the day prior to the Closing Date by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such Holder at the Effective Time and rounded down to the nearest one ten-thousandth when expressed in decimal form) of HEOP Common Stock to which such Holder would otherwise be entitled to receive pursuant to Section 3.01(b). The parties acknowledge and agree that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

          (g)   Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company as of the first anniversary of the Effective Time shall be paid to HEOP. Any former shareholders of the Company who have not theretofore complied with this Article III shall thereafter look only to HEOP with respect to the Merger Consideration and any unpaid dividends and distributions on the HEOP Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of HEOP, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws. In the event that any Certificate shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen, mutilated or destroyed and, if required by HEOP or the Exchange Agent, the posting by such person of a bond in such amount as HEOP may determine is necessary as indemnity against any claim that may be made against HEOP with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen, mutilated or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement. Subject to the terms of the Exchange Agent Agreement, HEOP, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of any Letter of Transmittal and compliance by any Company shareholder with the procedures and instructions set forth herein and therein, (ii) the issuance and delivery of the whole number of shares of the HEOP Common Stock portion of the Merger

  Consideration into which shares of Company Common Stock are converted in the Merger, if any, and (iii) the method of payment of the Per Share Cash Consideration portion of the Merger Consideration and cash in lieu of fractional shares of HEOP Common Stock.

          (h)   The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of HEOP Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of HEOP Common Stock for the account of the Persons entitled thereto. Former shareholders of record of the Company who are to receive shares of HEOP Common Stock pursuant to the provisions hereof shall be entitled to vote after the Effective Time at any meeting of HEOP shareholders the number of whole shares of HEOP Common Stock into which their respective shares of Company Common Stock are converted, regardless of whether such holders have exchanged their Certificates or Book-Entry Shares for shares of HEOP Common Stock in accordance with the provisions of this Agreement.

ARTICLE IV

ACTIONS PENDING ACQUISITION

        4.01    Conduct of Business of the Parties Prior to the Effective Time.

          (a)   During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, the Company shall, and shall cause the Company Subsidiaries to: (i) conduct its business in the usual, regular and ordinary course of business consistent with past practices and in compliance with any and all cease-and-desist or other order issued by, written agreement, consent agreement, memorandum of understanding, commitment letter or similar undertaking entered into with, any supervisory letter from, or any board resolutions adopted at the request of any Governmental Entities; (ii) use reasonable best efforts to maintain and preserve intact its business organization, rights, franchises, powers and privileges and other authorizations issued by any Governmental Entities and its current relationships and goodwill with its customers, regulators, employees and other persons with which it has business or other relationships; (iii) take no action that is intended to or would reasonably be expected to adversely affect, impede or delay the ability of the parties to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby; (iv) take any action that would be reasonably likely to have a Company Material Adverse Effect on the Company or (v) take any action which is intended, or would reasonably be expected to, diminish the value of the Company or its goodwill to HEOP or otherwise disparage HEOP or any of its officers, employees or directors. Solely for the purpose of eliminating any doubt, the Company shall be responsible for the acts, conduct and communications of its directors and officers of the Company holding the title of senior vice president or higher and those of Company Bank and any action taken by such a director or officers of the Company holding the title of senior vice president or higher in contravention of any of the provisions in the preceding sentence shall be a breach of this Section by the Company

          (b)   During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, HEOP shall, and shall cause its Subsidiaries to: (i) conduct its business in the usual, regular and ordinary course of business consistent with past practices and in compliance with any and all cease-and-desist or other order issued by, written agreement, consent agreement, memorandum of understanding, commitment letter or similar undertaking entered into with, any supervisory letter from, or any board resolutions adopted at the request of any Governmental Entities; (ii) use reasonable best efforts to maintain and preserve intact its business organization, rights, franchises, powers and privileges and other authorizations issued by any Governmental Entities and its current relationships and goodwill with its customers, regulators, employees and other persons with which it has business or other relationships; (iii) take no action that is intended to or would reasonably be expected to adversely affect, impede or delay the ability of the parties to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby; (iv) take any action that would be reasonably likely to have a HEOP Material Adverse Effect on HEOP or (v) take any action which is intended, or would reasonably be expected to, diminish the value of HEOP or its goodwill to the Company or otherwise disparage the Company or any of its officers, employees or directors.

        4.02    Forbearances of the Company.    During the period from the date of this Agreement to the Effective Time, except as set forth in Section 4.02 of the Company Disclosure Schedule or as expressly required by this Agreement, the Company shall not, and shall not permit any of the Company Subsidiaries to, do any of the following, without the prior written consent of HEOP:

          (a)   create or incur any indebtedness for borrowed money (other than acceptance of deposits, FHLB advances for a term in excess of one year, purchases of Federal funds, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements, each in the ordinary course of business consistent with past practice, including with respect to prices, terms and conditions), or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except in the case of this clause (ii), in connection with presentation of items for collection (e.g., personal or business checks) in the ordinary course of business consistent with past practice;

          (b)   (i) adjust, split, combine or reclassify any capital stock or other equity interest, (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or other equity interest or make, declare or pay any dividend or distribution or make any other distribution on any shares of its capital stock or other equity interest or redeem, purchase or otherwise acquire any securities or obligations convertible into or exchangeable for any shares of its capital stock or other equity interest, (iii) grant any stock appreciation rights, restricted stock units or other equity-based compensation or grant to any individual, corporation or other entity any right to acquire any shares of its capital stock, (iv) issue or commit to issue any additional shares of capital stock or sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock or (v) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

          (c)   sell, lease, sublease, transfer, mortgage, encumber or otherwise dispose of any of its properties, leasehold interests (whether as lessor or lessee) or other assets to any Person other than a direct or indirect wholly owned Company Subsidiary, except (i) sales of Loans, Loan participations and sales of investment securities in the ordinary course of business consistent with past practice to third parties who are not Affiliates of the Company (including Affiliates of the Company's majority shareholder), (ii) the disposition of assets which are inoperable or that are replaced in the ordinary course of business, (iii) sales of OREO or any assets of MAM in each case at a price that is no less than ten percent (10%) of its carrying value; (iv) sale of MAM shares at not less than book value; or (iv) as expressly required by contracts or agreements in force at the date of this Agreement that are set forth in Section 4.02(c) of the Company Disclosure Schedule;

          (d)   (i) acquire direct or indirect control over any business or Corporate Entity, whether by stock purchase, merger, consolidation or otherwise, or (ii) make any other investment either by purchase of securities, contributions to capital, property transfers or purchase of any property or assets of any other Person, except, in either instance, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business consistent with past practice and with respect to Loans made to third parties who are not Affiliates of the Company;

          (e)   except as required under applicable Law or the terms of any Company Benefit Plan existing as of the date hereof (i) enter into, adopt or terminate any Company Benefit Plan, (ii) amend any Company Benefit Plan in a manner that would result in any increase in cost, (iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant of the Company or any of the Company Subsidiaries (including the payment of any amounts to any such individual not otherwise due), (iv) grant or accelerate the vesting of any equity-based awards for the benefit of any such individual, (v) enter into any new, or amend any existing, collective bargaining agreement or similar agreement with respect to the Company or any of the Company Subsidiaries, (vi) provide any funding for any rabbi trust or similar arrangement or (vii) hire, transfer, promote or terminate the employment of any employee of the Company or any of the Company Subsidiaries who has a target annual compensation of $50,000 or more;

          (f)    (i) settle any claim, action or proceeding against and adverse to the Company or Company Subsidiaries other than claims, actions or proceedings in the ordinary course of business consistent with past practice where the settlement payments not covered by insurance do not exceed $100,000 (unless such claim, action or proceeding is not disclosed on the Company Disclosure Schedule delivered to HEOP as of the date of entry into this Agreement, in which case prior to committing to any such settlement the Company shall provide HEOP with a copy of the proposed settlement agreement and all relevant related documentation and information and shall consult with HEOP respecting such settlement and the basis for the Company's decision to settle and shall consider any comments raised by HEOP within ten (10) Business Days of receipt of such information), or waive, compromise, assign, cancel or release any rights or claims, or (ii) agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise adversely affecting the business or operations of the Company or any of the Company Subsidiaries;

          (g)   pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than in the ordinary course of business and consistent with past practices, and subject to Section 4.2(f);

          (h)   (i) make any change in accounting methods or systems of internal accounting controls (or the manner of accruing for liabilities), except as required by changes in GAAP as concurred in by McGladrey LLP, the Company's independent auditors or (ii) except as may be required by GAAP, or in the ordinary course of business consistent with past practice, revalue any of its assets, including writing-off notes or accounts receivable;

          (i)    make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes;

          (j)    adopt or implement any amendment to the Company Articles or the Company Bylaws or comparable organizational documents of any of the Company Subsidiaries;

          (k)   restructure or change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, invest in any mortgage-backed or mortgage related securities which would be considered "high-risk" securities under applicable regulatory pronouncements, or invest in any brokered deposits or municipal or high-rate bonds or funds;

          (l)    make other than immaterial changes to the credit policies and collateral eligibility requirements and standards of the Company and the Company Subsidiaries, or make other than immaterial changes to the Company's methodology for determining the adequacy of the ALL;

          (m)  except as required by applicable Law, enter into any new line of business or change lending, investment, underwriting, risk, asset-liability management (other than interest rate or fee pricing with respect to depository accounts consistent with market conditions prevailing in the communities in which it operates), hedging or other banking and/or operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans;

          (n)   make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice);

          (o)   permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of the Company or any of the Company Subsidiaries;

          (p)   make, or commit to make, any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate;

          (q)   (i) Make, renew or otherwise modify any Loan in a manner that is inconsistent with Company Bank's ordinary course of business or inconsistent with Company Bank's lending policies and procedures in effect as of the date of this Agreement (ii) take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure the respective amounts set forth in clause (i) above; (iii) make or commit to make any Loan to, or enter into any transaction with, any directors, officers, employees or any Affiliate of Company Bank; or (iv) enter into any Loan securitization or create any special purpose funding entity. For any new credit originated or to be originated by Company Bank in an amount in excess of $3,000,000, or any Loan that would result in total credit exposure to the applicable borrower (and its Affiliates), as calculated for loan-to-one-borrower limitations, in excess of $3,000,000, prior to committing to transaction, Company Bank shall provide HEOP with a copy of the loan underwriting analysis and credit memo of Company Bank and shall consult with HEOP respecting such credit and the basis of Company Bank's credit decision, and shall consider any comments raised by HEOP within forty-eight (48) hours of receipt of such information;

          (r)   take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied or prevent or delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable Law;

          (s)   take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code;

          (t)    agree to, or make any commitment to, take, or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 4.02; or

          (u)   amend, modify or waive (other than in the ordinary course of business consistent with past practices that do not result in the release of material rights of the Company under any such contract), or violate, breach, cancel, terminate, renew or extend any Material Contract or any of the provisions thereof, or enter into or amend or modify any contract, which following execution, amendment or modification would have been a Material Contract if in existence as of the date of execution of this Agreement.

Notwithstanding the foregoing, nothing contained in this Agreement shall give HEOP, directly or indirectly, the right to control or direct the Company's or the Company Subsidiaries' operations prior to the Effective Time. Prior to the Effective Time, the Company and Company Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses, assets and operations.

        4.03    Covenants of HEOP.    During the period from the date of this Agreement to the Effective Time, except as set forth in Section 4.04 of the HEOP Disclosure Schedule or as expressly required by this Agreement, HEOP shall not, and shall not permit any of its Subsidiaries to, do any of the following, without the prior written consent of the Company:

          (a)   amend, repeal or otherwise modify any provision of its Articles or Bylaws other than those that would not be adverse in any material respect to the Company or its shareholders or those that would not impede HEOP's ability to consummate the transactions this Agreement contemplates;

          (b)   issue any capital stock (other than pursuant to stock options granted under HEOP stock incentive plans), make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, in any case to the extent such action would be reasonably expected to prevent, or materially impede or delay, the consummation of the Merger;

          (c)   take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied or would or would be reasonably likely to result in a HEOP Material Adverse Effect, except, in every case, as may be required by applicable Law;

          (d)   take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code; or

          (e)   agree to, or make any commitment to, take, or adopt any resolutions of the board of directors of HEOP in support of, any of the actions prohibited by this Section 4.3;

ARTICLE V

REPRESENTATIONS AND WARRANTIES

        5.01    Representations and Warranties of the Company.    Except as disclosed in the confidential disclosure schedule of the Company delivered to HEOP on or prior to the date hereof (the "Company Disclosure Schedule"), the Company represents and warrants to HEOP that the following is true and correct. The Company Disclosure Schedule shall be organized to correspond to the Sections in Article IV and Article V. Each exception set forth in the Company Disclosure Schedule shall be deemed to qualify (1) the corresponding representation and warranty or covenant set forth in this Agreement that is specifically identified (by cross-reference or otherwise) in the Company Disclosure Schedule and (2) any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure.

          (a)    Corporate Organization.

              (i)  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California, and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Company Bank is a corporation and state-chartered bank duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. The deposit accounts of the Company Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Deposit Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required in connection therewith have been paid by the Company Bank when due. The Company Bank is a member in good standing of the Federal Home Loan Bank of San Francisco and owns the requisite amount of stock therein. The Company has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. True and complete copies of the Company Articles and the Company Bylaws have previously been furnished or made available to HEOP. The Company is not in violation of any of the provisions of the Company Articles or the Company Bylaws.

             (ii)  Section 5.01(a)(ii) of the Company Disclosure Schedule sets forth a complete and correct list of all the Subsidiaries of the Company (each, a "Company Subsidiary" and collectively the "Company Subsidiaries"). Section 5.01(a)(ii) of the Company Disclosure Schedule also sets forth a list identifying the number and owner of all outstanding capital stock or other equity securities of each such Subsidiary, options, warrants, stock appreciation rights, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock or other equity securities of such Subsidiary, or contracts, commitments, understandings or arrangements by which such Subsidiary may become bound to issue additional shares of its capital stock or other equity securities, or options, warrants, scrip, rights to subscribe to, calls or commitments for any shares of its capital stock or other equity securities and the identity of the parties to any such agreements or arrangements. All of the outstanding shares of capital stock or other securities evidencing ownership of the Company Subsidiaries are validly issued, fully paid and non-assessable and such shares or other securities are owned by the Company or another of the Company Subsidiaries free and clear of any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restriction of any kind ("Lien") with respect thereto. Each of the Company Subsidiaries (i) is a duly organized and validly existing corporation, partnership or limited liability company or other legal entity under the Laws of its jurisdiction of organization, (ii) is duly licensed and qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified (except for jurisdictions in which the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect) and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. A true, correct and complete copy of the articles or certificate of incorporation or certificate of trust and bylaws (or similar governing documents) of each of the Company Subsidiaries, as amended and currently in effect, has been delivered and made available to HEOP. Except for its interests in the Company Subsidiaries, the Company does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

          (b)    Capitalization.    The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, 100,000 of which are designated as Redeemable Series A Preferred Stock, stated liquidation amount $5.00 per share (the "Company Series A Preferred Stock"), 20,500 of which are designated as Redeemable Series B, Preferred Stock, stated liquidation amount $10.00 (the "Company Series B Preferred Stock"), 50,000 of which are designated as Redeemable Series C Preferred Stock, stated liquidation amount $10.00 per share (the "Company Series C Preferred Stock"), and 5,116 of which are designated as Series D Fixed Rate Cumulative Perpetual Preferred Stock, stated liquidation amount $1,000 per share (the "Company Series D Preferred Stock"). As of the date of this Agreement, there are (a) 8,755,066 shares of Company Common Stock issued and outstanding, (b) 450,400 shares of Company Common Stock reserved for issuance upon the exercise of Company Stock Options, (c) 6,408,452 shares of Company Common Stock reserved for issuance upon the exercise of Company Warrants, (d) no shares of Company Series A Preferred Stock issued and outstanding, (e) no shares of Company Series B Preferred Stock issued and outstanding, (f) no shares of Company Series C Preferred Stock outstanding (g) no shares of Company Series D Preferred Stock outstanding, and (h) no other shares of capital stock or other voting securities of the Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid, non-assessable and free of preemptive rights. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the Company shareholders may vote ("Voting Debt") are issued or outstanding. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of the Company, or otherwise obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, or to register under the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder (the "Securities Act"), any such securities. Except for the Voting and Support Agreements, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of Company Common Stock or other equity interests of the Company. Section 5.01(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the aggregate number of shares of Company Common Stock issuable upon the exercise of each Company Warrant outstanding as of the date of this Agreement and issuable upon the exercise of each Company Stock Option outstanding as of the date of this Agreement and the holder, exercise price and vesting schedule, as applicable, for each such Company Warrant and Company Stock Option. Other than Company Warrants or Company Stock Options, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Company or any of the Company Subsidiaries) are outstanding. Section 5.01(b) of the Company Disclosure Schedule sets forth a true, correct and complete listing of each outstanding series of trust preferred and subordinated debt securities of the Company and certain information with respect thereto, including the holders of such securities as of the date of this Agreement, and all such information is accurate and complete to the Knowledge of the Company.

          (c)    Authority; No Violation.

              (i)  The Company has full corporate power and authority and is duly authorized to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly, validly [and unanimously] approved by the Company Board, the Company Board has resolved to recommend to the Company's shareholders approval and adoption of this Agreement and the transactions contemplated herein, and all necessary corporate action in respect thereof on the part of the Company has been taken, subject to the approval by the affirmative vote of the holders of a two-thirds of the outstanding shares of Company Common Stock (the "Company Shareholder Approval"). This Agreement has been duly and validly executed and delivered by the Company. Assuming due authorization, execution and delivery by HEOP, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

             (ii)  Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Articles or the Company Bylaws or (ii) assuming that the consents and approvals referred to in Section 5.01(c)(ii) and Section 5.01(d) of the Company Disclosure Schedules are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of the Company Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under or in any payment conditioned, in whole or in part, on a change of control of the Company or approval or consummation of transactions of the type contemplated hereby, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of the Company Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except, in the case of clause (ii) above, for such violations, conflicts, breaches, defaults or the loss of benefits which, either individually or in the aggregate, would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

          (d)    Regulatory Filings and Approvals.    Except for (a) the filing of any required applications, filings or notices with the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the FDIC and the DBO, and approval of or non-objection to such applications, filings and notices (the "Regulatory Approvals"), (b) compliance with any applicable requirements of the Exchange Act and the Securities Act, including the filing with the Securities and Exchange Commission (the "SEC") of the Joint Proxy/Consent Statement and Form S-4, (c) the filing of the Agreement of Merger and the Agreement of Bank Merger with the Secretary of State of the State of California pursuant to the CGCL and with the DBO pursuant to the CFC, (d) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of HEOP Common Stock (if any) pursuant to this Agreement and (e) approval of listing of such HEOP Common Stock (if any) on the NASDAQ Global Market (the "NASDAQ"), no notices to, consents or approvals or non-objections of, waivers or authorizations by, or applications, filings or registrations with any Governmental Entity are required to be made or obtained by the Company or any of the Company Subsidiaries in connection with (i) the execution and delivery by the Company of this Agreement or (ii) the consummation of the transactions contemplated hereby. The Company knows of no reason why all Regulatory Approvals or any other approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

          (e)    Reports and Assessments.

              (i)  The Company and each of the Company Subsidiaries have filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto ("Reports"), that they were required to file (or furnish, as applicable) since January 1, 2010 with (a) the Federal Reserve, (b) the FDIC, (c) the DBO and (d) any other Governmental Entity having jurisdiction over the parties or their respective Subsidiaries (the agencies and authorities identified in clauses (a) through (d), inclusive, are, individually a "Regulatory Agency" and collectively, the "Regulatory Agencies"), and all other Reports required to be filed (or furnished, as applicable) by them since January 1, 2010, including any Report required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state or any Regulatory Agency and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such Report or to pay such fees and assessments would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole. Any such Report regarding the Company filed with or otherwise submitted to any Regulatory Agency, as of the date of its filing or submission, as applicable, complied in all material respects with relevant legal requirements, including as to content.

             (ii)  No final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company pursuant to the Exchange Act, since December 31, 2010 and prior to the date of this Agreement (the "Company SEC Reports") at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

          (f)    Financial Statements.

              (i)  The Company has previously made available to HEOP copies of the following financial statements (the "Company Financial Statements"), copies of which are attached as Section 5.01(f)(i) of the Company Disclosure Schedule: (i) the audited consolidated balance sheets of the Company and the Company Subsidiaries for years ended December 31, 2012 and December 31, 2011, and the related audited consolidated statements of income and cash flow for fiscal years 2012 and 2011, (ii) the unaudited consolidated balance sheet (the "Balance Sheet" and June 30, 2013, the "Balance Sheet Date") and consolidated statements of income and cash flow for the six month period ended June 30, 2013, and (iii) the call reports of the Company and each of its depository Subsidiaries for the fiscal years ended December 31, 2012 and 2011 and the fiscal quarters ended March 31, 2013 and June 30, 2013. The Company Financial Statements fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders' equity and consolidated financial position of the Company and the Company Subsidiaries as of the respective dates or for the respective periods therein set forth and have been prepared in accordance with GAAP or regulatory accepted accounting procedures pursuant to regulatory requirements, as applicable, consistently applied during the periods involved, and, in the case of interim financial statements, subject to recurring year-end adjustments normal in nature and amount. The Company Financial Statements have been prepared from, and are in accordance with, the books and records of the Company and the Company Subsidiaries.

             (ii)  The Company maintains disclosure controls and procedures substantially similar to those required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company's public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements. Other than as set forth in Section 5.01(f)(ii) of the Company Disclosure Schedule, since December 31, 2010, the Company has not experienced or effected any material change in internal control over financial reporting.

            (iii)  Since December 31, 2010, (i) neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of the Company Subsidiaries has received or otherwise obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2010, including any complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of the Company Subsidiaries, whether or not employed by the Company or any of the Company Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2010, by the Company, any of the Company Subsidiaries or any of its or their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company. The Company has made available to HEOP a summary of all material complaints or concerns relating to other matters made since December 31, 2010 through the Company's whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law.

            (iv)  The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to the Company's auditors and the audit committee of the Company Board (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and has identified for the Company's auditors and audit committee of the Company Board any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting. The Company has made available to HEOP (i) a summary of any such disclosure made by management to the Company's auditors and audit committee since December 31, 2010 and (ii) any material communication since December 31, 2010 made by management or the Company's auditors to the audit committee required or contemplated by the listing standards of NASDAQ, the audit committee's charter or professional standards of the Public Company Accounting Oversight Board.

             (v)  The books and records kept by the Company and any of the Company Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in accordance with applicable Laws and accounting requirements.

            (vi)  Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangement"), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company Financial Statements.

          (g)    Undisclosed Liabilities.    Except for (a) those liabilities that are set forth on the Balance Sheet and (b) liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice and that are not and would not be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any of the Company Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), whether or not the same would have been required to be reflected on the Balance Sheet if it had existed on the Balance Sheet Date.

          (h)    Absence of Certain Changes or Events.    Since June 30, 2013, (a) the Company and the Company Subsidiaries have, in all material respects, carried on their respective businesses in the ordinary course consistent with their past practices; (b) other than as set forth in Section 5.01(h) of the Company Disclosure Schedule, the Company has not taken any of the actions that the Company has agreed not to take or permit the Company Subsidiaries to take from the date hereof through the Effective Time pursuant to Section 4.02; and (c) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events has had or could be reasonably likely to have a Company Material Adverse Effect.

          (i)    Legal Proceedings.    Except as set forth in Section 5.01(i) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is a party to or the subject of any, and there are no outstanding or pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of the Company Subsidiaries. There is no injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application that apply to similarly situated companies) imposed upon the Company, any of the Company Subsidiaries or the assets of the Company or any of the Company Subsidiaries.

          (j)    Regulatory Matters.

              (i)  None of the Company, any of the Company Subsidiaries or any of their respective properties is, directly or indirectly, a party to or subject to any enforcement order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter, requested board resolutions or similar submission to, or extraordinary supervisory letter from or order to pay any civil monetary penalty by any Regulatory Agency that requires corrective action, restricts the conduct of business or otherwise relates to capital adequacy, the ability to pay dividends, credit or risk management policies, management or the business of the Company or any of the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries has adopted any policies, procedures or board resolutions related to the foregoing at the request or suggestion of, any Governmental Entity.

             (ii)  Neither the Company nor any of the Company Subsidiaries has been advised by, and the Company does not have any knowledge of facts which could give rise to an advisory notice by, any Regulatory Agency that such Regulatory Agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such enforcement order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution related to the foregoing.

            (iii)  Except for normal examinations conducted by the Regulatory Agencies in the ordinary course of the business of the Company and the Company Subsidiaries, there is no pending proceeding before, or, to the Knowledge of the Company, examination or investigation by, any Governmental Entity into the business or operations, policies, practices or disclosures of the Company or any of the Company Subsidiaries. There are no unresolved violations, criticisms, comments or management required actions with respect to any examinations of the Company or any of the Company Subsidiaries, except for any such violations, criticisms, comments or management required actions that would not reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

          (k)    Compliance With Laws.

              (i)  The Company and each of the Company Subsidiaries and each of their employees hold all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties and are and have been in compliance with all, and are not and have not been in violation of any, applicable Laws, except in each case where the failure to hold such license, registration, franchise, certificate, variance, permit or authorization or such noncompliance or violation would not be material to the Company and the Company Subsidiaries, taken as a whole, and neither the Company nor any of the Company Subsidiaries has Knowledge of, or has received notice of, any violations of any of the above, except for such violations that would not be material to the Company and the Company Subsidiaries, taken as a whole. Without limiting the generality of the foregoing, the Company has not been advised of any regulatory concerns regarding its compliance with (i) the Bank Secrecy Act or related state or federal anti-money-laundering laws, regulations and guidelines; (ii) consumer lending, deposit and savings and related operations laws and regulations, including the Equal Credit Opportunity Act and Regulation B, the Truth in Lending Act and Regulation Z, applicable regulations promulgated by the Consumer Financial Protection Bureau, the Fair Debt Collection Practices Act and other investor and mortgage insurance company requirements relating to the originating, sale and servicing of mortgage and consumer loans; (iii) extensions of credit to and transactions with officers, directors and affiliates, including Federal Reserve Act Sections 23A and 23B;

    and (iv) the Community Reinvestment Act (the "CRA"). The most recent regulatory rating given to the Company Bank as to compliance with the Community Reinvestment Act was "satisfactory" and, subsequently, the Company Bank has not received any complaints as to Community Reinvestment Act compliance.

             (ii)  Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, the Company and each of the Company Subsidiaries have properly administered all accounts for which the Company or any of the Company Subsidiaries acts as a fiduciary, including accounts for which the Company or any of the Company Subsidiaries serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the governing documents and applicable Law in all material respects. None of the Company or any of the Company Subsidiaries, or any director, officer or employee of the Company or any of the Company Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that would be material to the Company and the Company Subsidiaries, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect in all material respects the assets of such fiduciary account.

            (iii)  the Company and each insured depository Subsidiary of the Company meet or exceed the criteria to be deemed "well-capitalized" (as that term is defined in the relevant regulation of the institution's primary federal bank regulator), and "well managed" (as that term is defined at 12 C.F.R. 225.2(s) or the relevant regulation of the institution's primary bank regulator). Neither the Company nor any of the Company Subsidiaries has been informed that its status as "well-capitalized," "well managed" will change within one year.

          (l)    Material Contracts.    Neither the Company nor any of the Company Subsidiaries is a party to or bound by, as of the date hereof, any of the following (each contract, arrangement, commitment or understanding of the type described in this Section 5.01(l), whether written or oral and whether or not set forth in the Company Disclosure Schedule, is referred to as a "Material Contract"):

              (i)  any contract or agreement entered into since January 1, 2009 (and any contract or agreement entered into at any time to the extent that material obligations remain as of the date hereof), other than in the ordinary course of business consistent with past practice, for the acquisition of the securities of or any material portion of the assets of any other Person or entity;

             (ii)  any trust indenture, mortgage, promissory note, loan agreement or other contract, agreement or instrument for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP, in each case, where the Company or any of the Company Subsidiaries is a lender, borrower or guarantor other than agreements evidencing deposit liabilities, trade payables and contracts or agreements relating to borrowings entered into in the ordinary course of business;

            (iii)  any contract or agreement limiting the freedom of the Company or any of the Company Subsidiaries to engage in any line of business or to compete with any other Person or prohibiting the Company from soliciting customers, clients or employees, in each case whether in any specified geographic region or business or generally;

            (iv)  any contract or agreement with any Affiliate of the Company or any of the Company Subsidiaries;

             (v)  any agreement of guarantee, support or indemnification by the Company or the Company Subsidiaries, assumption or endorsement by the Company or the Company

    Subsidiaries of, or any similar commitment by the Company or the Company Subsidiaries with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the ordinary course of business;

            (vi)  any agreement which would be terminable other than by the Company or the Company Subsidiaries or any agreement under which a material payment obligation would arise or be accelerated, in each case as a result of the announcement or consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events);

           (vii)  any alliance, cooperation, joint venture, shareholders' partnership or similar agreement involving a sharing of profits or losses relating to the Company or any of the Company Subsidiaries;

          (viii)  any employment agreement with any employee or officer of the Company or any of the Company Subsidiaries;

            (ix)  any broker, distributor, dealer, agency, sales promotion, customer or client referral, underwriter, administrative services, market research, market consulting or advertising agreement providing for annual payments by the Company or the Company Subsidiaries of more than $75,000;

             (x)  any agreement, option or commitment or right with, or held by, any third party to acquire, use or have access to, any assets or properties, or any interest therein, of the Company or the Company Subsidiaries, other than in connection with the sale of Loans, Loan participations or investment securities in the ordinary course of business consistent with past practice to third parties who are not Affiliates of the Company;

            (xi)  any contract or agreement that contains any (A) exclusive dealing obligation, (B) "claw-back" or similar undertaking requiring the reimbursement or refund of any fees, (C) "most favored nation" or similar provision granted by the Company or any of the Company Subsidiaries or (D) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of the Company Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

           (xii)  any contract or agreement which would require any consent or approval of a counterparty as a result of the consummation of the transactions contemplated by this Agreement;

          (xiii)  any contract under which the Company or any of the Company Subsidiaries will have a material obligation with respect to an "earn-out," contingent purchase price or similar contingent payment obligation, or any other material liability after the date hereof;

          (xiv)  any lease or other contract for real property or material personal property owned or presently used by the Company or any of the Company Subsidiaries;

           (xv)  any contract or agreement for the use or purchase of materials, supplies, goods, services, equipment or other assets providing for aggregate payments by the Company or the Company Subsidiaries of $75,000; and

          (xvi)  any contract not listed above that is material to the financial condition, results of operations or business of the Company or the Company Subsidiaries.

  The Company and the Company Subsidiaries have performed in all material respects all of the obligations required to be performed by them and are entitled to all accrued benefits under, and are not alleged (or otherwise to the Knowledge of Company) to be in default in respect of, each Material Contract to which the Company or the Company Subsidiaries are a party or by which the Company or the Company Subsidiaries are bound, except as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries. Each of the Material Contracts is valid and binding on the Company or its applicable Subsidiary and in full force and effect, without amendment, and there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or the Company Subsidiaries or, to the Knowledge of the Company, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default under any Material Contract, except, as would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries. True, correct and complete copies of all Material Contracts have been furnished or made available to HEOP.

          (m)    Investment Securities.

              (i)  Each of the Company and the Company Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent that such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of the Company or any of the Company Subsidiaries and except for such defects in title or Liens that would not be material to the Company and the Company Subsidiaries. Such securities are valued on the books of the Company and the Company Subsidiaries in accordance with GAAP.

             (ii)  The Company and the Company Subsidiaries employ investment, securities risk management and other policies, practices and procedures which the Company believes are prudent and reasonable in the context of such businesses.

          (n)    No Brokers.    No action has been taken by the Company or any of the Company Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the Transaction, excluding a fee to be paid to D.A. Davidson & Co. as set forth on Section 5.01(n) of the Company Disclosure Schedule. Copies of all agreements with D.A. Davidson & Co. have been previously furnished to HEOP.

          (o)    Employee Benefit Plans.

              (i)  Section 5.01(o)(i) of the Company Disclosure Schedule sets forth a true and complete list of all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, welfare, retirement, severance, salary continuation or other compensatory or benefit plans, programs, policies or arrangements, and all retention, bonus, employment, termination, severance, change-in-control or other contracts or agreements to which the Company or any of the Company Subsidiaries or any of their respective ERISA Affiliates is a party, with respect to which the Company or any of the Company Subsidiaries or any of their respective ERISA Affiliates has any current or future obligation, contingent or otherwise, or that are maintained, contributed to or sponsored by the Company or any of the Company Subsidiary or any of their respective ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of the Company or any of the Company Subsidiaries or any of their respective ERISA Affiliates (all such plans, programs, policies, arrangements, contracts or agreements, whether or not listed in Section 5.01(o)(i) of the Company Disclosure Schedule, collectively, the "Company Benefit Plans").

             (ii)  The Company has delivered or made available to HEOP true, correct and complete copies of the following (as applicable): (i) the written document evidencing each Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, (ii) the annual report (Form 5500), if any, filed with the United States Department of Labor or the IRS for the last three plan years, (iii) the most recently received IRS determination letter, if any, relating to a Company Benefit Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a Company Benefit Plan, (v) the most recent summary plan description, if any, for such Company Benefit Plan (or other descriptions of such Company Benefit Plan provided to employees) and all summaries of material modifications thereto, (vi) all material correspondence with the United States Department of Labor and with the IRS, (vii) all amendments, modifications or material supplements to any Company Benefit Plan and (viii) any related trust agreements, insurance contracts or documents of any other funding arrangements relating to a Company Benefit Plan. Except as specifically provided in the foregoing documents delivered or made available to HEOP, there are no amendments to any Company Benefit Plans that have been adopted or approved nor has the Company or any of the Company Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Benefit Plans.

            (iii)  Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. All contributions and premium payments required to have been made to each Company Benefit Plan prior to the Closing Date have been or will have been timely made and all contributions and premium payments required to have been accrued with respect to each Company Benefit Plan prior to the Closing Date, but not required to have been made prior to the Closing Date, have been properly accrued. Neither the Company nor any of the Company Subsidiaries has taken any corrective action or made any filing under any voluntary correction program of the IRS, the United States Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and neither the Company nor any of the Company Subsidiaries has any Knowledge of any material plan defect that would qualify for correction under any such program.

            (iv)  Each Company Benefit Plan that is a "nonqualified deferred compensation plan" as defined in Section 409A(d)(1) of the Code (a "Nonqualified Deferred Compensation Plan") and each award thereunder, in each case that is subject to Section 409A of the Code, has, since January 1, 2005, been maintained and operated in material compliance with Section 409A of the Code and with the plan's terms, and the plan's terms comply in all material respects with Section 409A of the Code and applicable guidance such that no compensation of any Company or Company Subsidiary employee, officer, director or other service provider is, has been or shall be subject to any additional tax or interest charge pursuant to Section 409A of the Code. No assets set aside for the payment of benefits under any Nonqualified Deferred Compensation Plan are held outside of the United States. The per share exercise price under each of the Company Stock Options equals or exceeds the per share fair market value of Company Common Stock on the date of grant of such Company Stock Option (determined in accordance with Section 409A of the Code).

             (v)  Section 5.01(o)(v) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the "Qualified Plans"). The IRS has issued a favorable determination letter with respect to each Qualified Plan and any related trust, or each Qualified Plan and related trust is the adoption of a prototype plan or volume submitter plan which is the subject of an IRS favorable opinion letter upon which the Company and the Company Subsidiaries may rely, which determination letter or opinion letter is current and has not been revoked, and there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust. No trust funding any Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

            (vi)  No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code nor has the Company or any of the Company Subsidiaries or ERISA Affiliates at any time in the past maintained an employee benefit plan subject to Title IV of ERISA.

           (vii)  (i) No Company Benefit Plan is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Plan") or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a "Multiple Employer Plan"); (ii) none of the Company and the Company Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of the Company and the Company Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

          (viii)  Neither the Company nor any of the Company Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code and similar provisions of applicable state law.

            (ix)  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of the Company or any of the Company Subsidiaries, or result in any limitation on the right of the Company or any of the Company Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of the Company Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an "excess parachute payment" within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise. No compensation has been paid or is payable to any Company or Company Subsidiary employee, officer, director or other service provider that would not be deductible by the Company in full as a result of the application of Section 162(m) or 280G of the Code.

             (x)  There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability (as hereinafter defined) that would be a liability of the Company, the Company Subsidiaries or any of their ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither the Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

            (xi)  There are no pending or threatened claims (other than undisputed claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Company's Knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, with respect to any of the Company Benefit Plans, against the Company, any Company Subsidiary, any fiduciary thereof with respect to its duties under any Company Benefits Plan, or the assets of any of the trust under any Company Benefit Plan. No Company Benefit Plan is under audit or the subject of an investigation by the IRS, the United States Department of Labor, the Pension Benefit Guarantee Corporation, the SEC or any other Governmental Entity, nor is any such audit or investigation pending or, to the Company's Knowledge, threatened. No "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA) has occurred with respect to any Company Benefit Plan and which could subject the Company or any Company Subsidiary, or any of their respective employees, or a trustee, administrator or other fiduciary of any trust created under any Company Benefit Plan to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA.

           (xii)  The Company and the Company Subsidiaries have been, at all relevant times, in compliance with Sections 111 and 302 of the Emergency Economic Stabilization Act of 2008, as amended by the U.S. American Recovery and Reinvestment Act of 2009, including all guidance issued thereunder by a Governmental Entity (collectively, "EESA"). Each Company employee who is subject to the limitations imposed under EESA has executed a waiver of claims against the Company and the Company Subsidiaries with respect to limiting or reducing rights to compensation for so long as the EESA limitations were required to be imposed.

          (xiii)  No individual classified by the Company and the Company Subsidiaries as a non-employee (such as an independent contractor, leased employee, consultant or special consultant), regardless of actual legal status, is eligible to participate in or receive benefits under any Company Benefit Plan that does not specifically provide for such participation.

          (p)    Environmental Matters.

              (i)  Each of the Company and the Company Subsidiaries and any property which the Company or any of the Company Subsidiaries owns or leases, and to the Company's Knowledge, in which either holds a security interest, is in compliance with all Environmental Laws.

             (ii)  There are no legal, administrative, arbitral or other proceedings, notices, claims or actions pending or, to the Company's Knowledge, threatened against the Company or any of the Company Subsidiaries, nor are there Governmental Entity or third-party investigations or remediation activities that concern, seek to impose or could reasonably be expected to result in the imposition of any liability or obligation arising under any Environmental Law or concerning Hazardous Substances, including but not limited to actual or alleged liability for personal injury, property damage or Remedial Action, pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries.

            (iii)  To the Company's Knowledge, during or prior to the period of (I) the Company's or any of the Company Subsidiaries' ownership or operation of or on any property, (II) the Company's or any of the Company Subsidiaries' Participation In The Management of any property or entity or operation thereon, or (III) the Company's or any of the Company Subsidiaries' holding of a security interest or other interest in any property there was no use, treatment, storage, disposal of, or arrangement for the disposal of Hazardous Substances, or Release or threatened Release of Hazardous Substances in, on, under or affecting any such property in violation of any Environmental Law, imposing an obligation under any Environmental Law, requiring Remedial Action, or which would reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole.

            (iv)  The Company is not subject to any agreement, order, directive, injunction, judgment or decree by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing set forth in paragraph 5.01(q)(i)-(iii).

             (v)  The Company has provided to HEOP all material reports, assessments, audits, citations, notices, surveys, studies and investigations in the possession, custody or control of the Company or any of the Company Subsidiaries concerning compliance with or liability or obligation under Environmental Law or the Release or threatened Release of Hazardous Substances, including those concerning any property in which the Company or any of the Company Subsidiaries owns, leases, or holds a security interest. There has been no written environmental site assessment conducted since January 1, 2010 assessing the presence, potential presence, Release or threatened Release of Hazardous Substances located on, under or affecting any property owned, leased or, to the Company's Knowledge, subject to a security interest held by the Company or any Company Subsidiary that is within the possession or control of the Company and its Affiliates as of the date of this Agreement, which has not been delivered to HEOP prior to the date of this Agreement.

          (q)    Tax Matters.

              (i)  The Company and each of the Company Subsidiaries has duly and timely filed or caused to be filed (including all applicable extensions) all federal, state, foreign and local Tax Returns required to be filed by it or with respect to it (all such Tax Returns being accurate and complete in all respects) and has duly and timely paid or caused to be paid on its behalf all Taxes required to be paid by it (whether or not shown to be due on such Tax Returns). Through the date hereof, the Company and the Company Subsidiaries do not have any liability for Taxes in excess of the amount reserved or provided for on their financial statements. The Company and each of the Company Subsidiaries has made adequate provision on the Balance Sheet for all accrued Taxes not yet due and payable.

             (ii)  No jurisdiction where the Company and the Company Subsidiaries do not file a Tax Return has made a claim in writing that any of the Company and the Company Subsidiaries is required to file a Tax Return in such jurisdiction.

            (iii)  No Liens for Taxes exist with respect to any of the assets of the Company and the Company Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

            (iv)  There are no audits, examinations, disputes or proceedings pending or threatened in writing with respect to, or claims or assessments asserted or threatened in writing for, any Taxes of the Company or any of the Company Subsidiaries.

             (v)  There is no waiver or extension of the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax with respect to the Company and any of the Company Subsidiaries, which waiver or extension is in effect.

            (vi)  All Taxes required to be withheld, collected or deposited by or with respect to the Company and each of the Company Subsidiaries have been timely withheld, collected or deposited, as the case may be, and to the extent required by applicable Law, have been paid to the relevant Governmental Entity. The Company and each of the Company Subsidiaries have complied in all material respects with all information reporting and backup withholding provisions of applicable Law, including the collection, review and retention of any required withholding certificates or comparable documents (including with respect to deposits) and any notice received pursuant to Section 3406(a)(1)(B) or (C) of the Code.

           (vii)  Neither the Company nor any of the Company Subsidiaries has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1).

          (viii)  Neither the Company nor any of the Company Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing, allocation, indemnity or similar agreements or arrangement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

            (ix)  Neither the Company nor any of the Company Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any of the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

             (x)  Neither the Company nor any of the Company Subsidiaries has been, within the past two (2) years or otherwise, part of a "plan (or series of related transactions)" within the meaning of Section 355(e) of the Code of which the transactions contemplated in this Agreement are also a part, a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for Tax-free treatment under Section 355 of the Code.

            (xi)  Since January 1, 2006, neither the Company nor any of the Company Subsidiaries has been required (or has applied) to include in income any material adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or any of the Company Subsidiaries, and the Internal Revenue Service ("IRS") has not initiated or proposed any such material adjustment or change in accounting method (including any method for determining reserves for bad debts maintained by the Company or any of the Company Subsidiaries).

           (xii)  Neither the Company nor any of the Company Subsidiaries will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income as a result of any (i) adjustment required by a change in method of accounting, (ii) closing agreement, (iii) intercompany transaction or (iv) installment sale or open transaction disposition made, or prepaid amount received, on or prior to the Closing Date.

          (xiii)  Neither the Company nor any of the Company Subsidiaries has any application pending with any Governmental Entity requesting permission for any changes in accounting method.

          (xiv)  No rulings, requests for rulings or closing agreements have been entered into with or issued by, or are pending with, any Governmental Entity with respect to the Company or any of the Company Subsidiaries.

           (xv)  Neither the Company nor any of the Company Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

          (r)    Derivative Instruments.    All Derivative Transactions, whether entered into for the account of the Company or one of the Company Subsidiaries or for the account of a customer of the Company or one of the Company Subsidiaries, were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable Laws and other policies, practices, and procedures employed by the Company, as applicable and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of their respective Subsidiaries, as applicable, enforceable against it in accordance with their terms (except as such enforcement may be limited by (a) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (b) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law), and are in full force and effect. The Company and the Company Subsidiaries have duly performed in all material respects all of their obligations thereunder to the extent required, and, to the Company's Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. The financial position of the Company and the Company Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of the Company and such Subsidiaries in accordance with GAAP.

          (s)    Labor Matters.

              (i)  Set forth on Section 5.01(s) of the Company Disclosure Schedule is a true and complete list of the names, titles, annual salaries, other compensation and wage and hour exemption status of all employees of the Company and the Company Subsidiaries and a summary of all contracts or commitments by the Company or the Company Subsidiaries to increase the compensation or to modify the conditions or terms of employment of any of its or their employees.

             (ii)  All employees of the Company and the Company Subsidiaries are authorized to work in the United States of America and a Form I-9 has been properly completed and retained with regard to each such employee.

            (iii)  There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of the Company or any of the Company Subsidiaries and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. There are no organizing activities, labor strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes, other than routine grievance matters, now pending or threatened against or involving the Company or any of the Company Subsidiaries and there have not been any such labor strikes, work stoppages or other labor troubles, other than routine grievance matters, with respect to the Company or any of the Company Subsidiaries at any time within five (5) years of the date of this Agreement.

            (iv)  Neither the Company nor any of the Company Subsidiaries is currently or at any time since January 1, 2010 has been a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of the Company and the Company Subsidiaries are in material compliance with all applicable state, federal and local Laws relating to labor, employment, termination of employment or similar matters, including but not limited to Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations, and have not engaged in any unfair labor practices or similar prohibited practices. Except as would not result in any material liability to the Company or any of the Company Subsidiaries, there are no complaints, lawsuits, arbitrations, administrative proceedings or other proceedings of any nature pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries brought by any current or former employee or their eligible dependents or beneficiaries.

             (v)  No Person has claimed, or to the Knowledge of the Company or the Company Subsidiaries, has valid reason to claim that any employee or former employee of the Company or the Company Subsidiaries: (x) is in violation of any material term of any employment agreement, confidentiality agreement, non-competition agreement or any restrictive covenant with such Person; (y) has disclosed or utilized any trade secret, confidential or proprietary information or documentation belonging to such Person in connection with employment with the Company or the Company Subsidiaries; or (z) has interfered in the employment relationship with such Person and any of its present or former employees in violation of any law or enforceable agreement between such Person and the applicable employee.

            (vi)  To the Knowledge of the Company and the Company Subsidiaries, no employee of the Company or the Company Subsidiaries is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, non-competition, or proprietary rights agreement, between such Person and any other Person that could reasonably be expected to (x) prohibit the performance by such Person of his/her duties for or on behalf of the Company or the Company Subsidiaries; or (y) adversely affect the ability of the Company or the Company Subsidiaries to conduct its or their primary business.

           (vii)  No executive or group of employees has informed the Company or the Company Subsidiaries of his, her or their intent to terminate employment with the Company or the Company Subsidiaries.

          (t)    Properties.

              (i)  Section 5.01(t) of the Company Disclosure Schedule lists all real property owned or leased by the Company or any of the Company Subsidiaries, including (i) all real property owned by the Company or any of the Company Subsidiaries (the "Owned Real Property"); (ii) all leases, subleases, licenses or other contracts (including all amendments, modifications, and supplements thereto) pursuant to which the Company or the Company Subsidiaries leases land and/or buildings, together with the real property rights (including security deposits), benefits and appurtenances pertaining thereto and rights in respect thereof, including ground leases (the "Real Property Leases"); and (iii) all leases, subleases, licenses or other use agreements between the Company or any of its Affiliates, as landlord, sub-landlord or licensor, and third parties with respect to Owned Real Property or Leased Premises (as defined below), as tenant, subtenant or licensee ("Tenant Leases"), in each case including all amendments, modifications, and supplements thereto. The Real Property Leases and the Tenant Leases, including all amendments, modifications and supplements thereto shall be collectively referred to as, "Leases".

             (ii)  The Company has delivered to HEOP true, correct and complete copies of all Leases.

            (iii)  The Company or one of the Company Subsidiaries (i) has good and marketable title to all Owned Real Property, free and clear of all Liens of any nature whatsoever, except (A) statutory Liens securing payments not yet due (or being contested in good faith and for which adequate reserves have been established), (B) Liens for real property Taxes not yet due and payable, (C) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (D) such imperfections or irregularities of title that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, ((A) through (D) collectively, "Permitted Encumbrances") and (ii) has good and marketable leasehold interests in all parcels of real property leased to the Company pursuant to the Real Property Leases (the "Leased Premises"), free and clear of all Liens of any nature created by the Company or any of the Company Subsidiaries or, to the Knowledge of the Company, any other Person, except for Permitted Encumbrances, and is in sole possession of the properties purported to be leased thereunder, subject and pursuant to the terms of the Real Property Leases.

            (iv)  Since the Balance Sheet Date, none of the Leased Premises or Owned Real Property, in whole or in part, (A) has been condemned or otherwise taken by eminent domain, (B) to the Company's Knowledge, is the subject of a pending, threatened or contemplated condemnation or taking which has not been consummated.

             (v)  All of the land, buildings, structures, plants, facilities and other improvements leased or used by the Company or any of the Company Subsidiaries in the conduct of the Company's or such Subsidiary's business other than those items that comprise part of the Owned Real Property are included in the Leased Premises. None of the Owned Real Property or the Leased Premises are subject to any current or potential interests of third parties or other restrictions or limitations that would impair or be inconsistent in any material respect with the current use of such property by the Company or the Company Subsidiaries, as the case may be.

            (vi)  Except as set forth in Section 5.01(t)(vi) of the Company Disclosure Schedule, no Person other than the Company and the Company Subsidiaries has (or will have, at Closing) (A) any right in any of the Owned Real Property or any right to use or occupy any portion of the Owned Real Property or (B) any right to use or occupy any portion of the Leased Premises.

           (vii)  The Owned Real Property, including all buildings, structures, fixtures and appurtenances comprising part of the Owned Real Property and all systems located thereon (including, without limitation, the mechanical, electrical and HVAC systems), are in good operating condition and have been well maintained, reasonable wear and tear excepted, and are in all material respects adequate and sufficient for the purposes to which they are used in the conduct of the business of the Company or the applicable Company Subsidiary. The Leased Premises, including all buildings, structures, fixtures and appurtenances comprising part of the Leased Premises and all systems located thereon (including, without limitation, the mechanical, electrical and HVAC systems) are in good operating condition and have been well maintained, reasonable wear and tear excepted, and are in all material respects adequate and sufficient for the purposes to which they are used in the conduct of the business of the Company or the applicable Company Subsidiary. The Company and the Company Subsidiaries do not use in its business any material real property other than the Owned Real Property and the Leased Premises.

          (viii)  Each of the Real Property Leases and each of the Tenant Leases is valid, binding and enforceable in accordance with its terms and is in full force and effect, without amendment (other than as disclosed in Section 5.01(t) of the Company Disclosure Schedule) and there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or the Company Subsidiaries or, to the Knowledge of the Company, with respect to the lessor or other parties thereto, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default thereunder, and no event has occurred that (with notice, lapse of time or both) could reasonably be expected to constitute a material breach or default under any of the Leases by any party or give any party the right to terminate, accelerate or modify any of the Leases.

            (ix)  All rents, deposits and additional rents due pursuant to the Real Property Leases have been paid in full and no security deposit or portion thereof has been applied in respect of a breach or default under the Real Property Leases that has not been re-deposited in full, and neither the Company nor any Company Subsidiary has received any notice that it is in default under any Real Property Leases or that the owner of any Leased Premises has made any assignment, mortgage, pledge or hypothecation of such Leased Premises or the rents due thereunder.

             (x)  The Company and the Company Subsidiaries have operated the Owned Real Property and the Leased Premises, and the continued operation of the Owned Real Property and the Leased Premises in the manner it is used in the Company and the Company Subsidiaries' business will be, in accordance in all material respects with all applicable Laws and none of the Owned Real Property or the Leased Premises, or the leasing, occupancy or use of the Owned Real Property or the Leased Premises, is in material violation of any Laws, including, without limitation, any building, zoning, Environmental Laws or other Laws. The Company or the applicable Company Subsidiary has obtained all permits necessary for the operation of the business of the Company or the applicable Company Subsidiary.

            (xi)  Except as would not be material to the Company, (i) the Company and the Company Subsidiaries have good, valid and marketable title to, or a valid leasehold interest in, all of the tangible personal property or assets of the Company and the Company Subsidiaries used in the conduct of its business (including, without limitation, trade fixtures, shelving, furniture, on-premises ATMs, equipment, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and supplies), excluding any items consumed or disposed of, but including new items acquired or obtained, in the ordinary course of the operation of the business of the Company and the Company Subsidiaries ("Personal Property"), free and clear of all Liens, and (ii) each of the leases under which the Company or the Company Subsidiaries lease Personal Property is valid, and in full force and effect, without default thereunder by the lessee or, to the Knowledge of the Company, the lessor. Such Personal Property is the only tangible personal property and assets used in the conduct of the business of the Company and the Company Subsidiaries.

          (u)    Intellectual Property.

              (i)  The Company and the Company Subsidiaries own good title to all of the Company Owned Intellectual Property, free and clear of any and all Liens. The Company Owned Intellectual Property and any Intellectual Property licensed to the Company pursuant to any Inbound Intellectual Property License constitute all of the Intellectual Property reasonably necessary for the conduct of the Company's business as it is currently conducted and currently proposed to be conducted.

             (ii)  To the Knowledge of the Company, the Company Owned Intellectual Property and the conduct of the Company's business has not violated, infringed or misappropriated, does not violate, infringe or misappropriate any Intellectual Property right of a third party, any right to privacy or publicity, or any applicable Laws regulating unfair competition or trade practices.

            (iii)  Section 5.01(u)(iii) of the Company Disclosure Schedule sets forth a true, complete and correct listing of all patents and patent applications, all registered trademarks, service marks, and trade names and applications therefor, all registered Internet domain names and applications therefor, and all registered copyrights and copyright applications for any Company Owned Intellectual Property, including the patent number or other official registration number associated therewith, the legal owner thereof, the jurisdictions in which each such Intellectual Property right subsists, has been issued or registered or in which any application for such issuance and registration has been filed.

            (iv)  Neither the Company nor any of the Company Subsidiaries has received written notice from any third party alleging any material interference, infringement, misappropriation or violation of any Intellectual Property rights of any third party and, to the Knowledge of the

    Company, neither the Company nor any of the Company Subsidiaries has interfered in any material respect with, infringed upon, misappropriated or violated any Intellectual Property rights of any third party. To the Knowledge of the Company, no third party has interfered with, infringed upon, misappropriated or violated any Company Owned Intellectual Property. Neither the Company nor any of the Company Subsidiaries licenses to, or has entered into any exclusive agreements relating to any Company Owned Intellectual Property with, third parties, or, except as set forth on Section 5.01(u)(iii) of the Company Disclosure Schedule, permits third parties to use any Company Owned Intellectual Property rights. Except as set forth on Section 5.01(u)(iii) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries owes any material royalties or payments to any third party for using or licensing to others any Company Owned Intellectual Property.

             (v)  Section 5.01(u)(v) of the Company Disclosure Schedule sets forth a true, complete and correct list of (i) all material licenses, sublicenses, covenants not to sue and other agreements as to which the Company is a party and pursuant to which the Company grants or otherwise permits any other Person to use any Company Owned Intellectual Property ("Outbound Intellectual Property Licenses"), and (ii) all material licenses, sublicenses, covenants not to sue and other agreements as to which the Company is a party and pursuant to which the Company is authorized or otherwise permitted to use any other Person's Intellectual Property ("Inbound Intellectual Property Licenses"), other than licenses for shrinkwrap, clickwrap or other similar commercially available off-the-shelf software that has not been modified or customized by a third party for the Company or any of the Company Subsidiaries. Each of the Inbound Intellectual Property Licenses and the Outbound Intellectual Property Licenses (together "Intellectual Property Licenses") is valid and binding on all parties thereto and enforceable in accordance with its terms, except for applicable Enforceability Exceptions. The Company is in material compliance with, and has not materially breached any term of any such Intellectual Property Licenses and, to the Knowledge of the Company, all other parties to such Intellectual Property Licenses are in material compliance with, and have not materially breached any term of, such Intellectual Property Licenses. The consummation of the Merger will not result in the material breach, modification, cancellation, termination, suspension of, or acceleration of any payments with respect to such Intellectual Property Licenses.

            (vi)  The Company has taken reasonable measures consistent with industry practice to protect and preserve the confidentiality of all trade secrets owned, used, appropriated or disclosed by the Company ("Trade Secrets"). All material use, disclosure or appropriation of Trade Secrets owned by the Company by or to a third party has been pursuant to the terms of an agreement or other legal obligation between the Company and such third party pursuant to which the third party undertakes to protect and not disclose such Trade Secrets. Neither the Company nor, to the Knowledge of the Company, any Person under the control of the Company has materially breached any confidentiality agreements that such Person is subject to, and, to the Knowledge of the Company, no other party to any such confidentiality agreement is in material breach thereof.

           (vii)  Neither the Company nor any of the Company Subsidiaries is a party to any agreement to indemnify any Person against a claim of infringement of or misappropriation by any Company Owned Intellectual Property.

          (v)    Information Technology; Security & Privacy.

              (i)  To the Company's Knowledge, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the Company's business (collectively, "Company IT Systems") have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry, to ensure proper operation, monitoring and use. The Company has commercially reasonable disaster recovery plans, procedures and facilities for its business and has taken commercially reasonable steps to safeguard the Company IT Systems. The Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct consolidated business. Neither the Company nor any of the Company Subsidiaries has experienced within the past three (3) years any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the Company IT Systems. The Company and the Company Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their businesses (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of their respective businesses. Neither the Company nor any of the Company Subsidiaries is in breach of any Material Contract related to any Company IT Systems.

             (ii)  The Company has at all times complied in all material respects with all applicable legal requirements relating to privacy, data protection and the collection and use of personal information gathered or accessed in the course of the operations of the Company. The Company has at all times complied in all material respects with all rules, policies and procedures established by the Company from time to time with respect to the foregoing. No claims are pending and, to the Knowledge of the Company, no claims have been asserted or threatened against the Company or are likely to be asserted or threatened against the Company by any Person alleging a violation of such Person's privacy, personal or confidentiality rights under any such Laws, policies or procedures. The consummation of the Merger and the other transactions contemplated by this Agreement will not breach or otherwise cause any violation of any such Laws, policies or procedures.

            (iii)  With respect to all personal information described in Section 5.01(v)(ii), the Company has taken all steps reasonably necessary (including implementing and monitoring compliance with measures with respect to technical and physical security) to protect the information in a manner consistent with the Laws, rules, policies or procedures referred to in Section 5.01(v)(ii). To the Knowledge of the Company, there has been no unauthorized access to or other misuse of that information.

          (w)    Insurance.    Section 5.01(w) of the Company Disclosure Schedule sets forth a true and complete list of all of the insurance policies, binders or bonds maintained by the Company or any of the Company Subsidiaries (collectively, "Insurance Policies") and all insurance claims filed by the Company or any of the Company Subsidiaries under such Insurance Policies which have not been paid in full as of the date hereof and the amounts claimed thereunder. All Insurance Policies are with reputable insurers and provide full and adequate coverage for all normal risks incident to the business of the Company and the Company Subsidiaries and their respective properties and assets and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards. All Insurance Policies are in full force and effect; neither the Company nor any of the Company Subsidiaries is in material default thereunder; and all claims thereunder have been filed in due and timely fashion. Section 5.01(w) of the Company Disclosure Schedule lists all claims or potential claims meeting the applicable reporting thresholds under the Insurance Policies that have not been reported thereunder.

          (x)    No Investment Adviser.    Neither the Company nor any of the Company Subsidiaries serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as

  amended, nor acts as an "investment adviser" required to register as such under the Investment Advisers Act of 1940, as amended.

          (y)    Loans.

              (i)  Each loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, "Loans") payable to the Company or the Company Subsidiaries (i) is evidenced by Loan Documentation that is true, genuine and what it purports to be and (ii) represents the valid and legally binding obligation of the obligor, maker, co-maker, guarantor, endorser or debtor (such person referred to as an "Obligor") thereunder, and is enforceable against the Obligor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles. For the purposes of this Agreement, "Loan Documentation" means all Loan files and all documents included in the Company's or any of the Company Subsidiaries' file or imaging system with respect to a Loan, including loan applications, notes, security agreements, deeds of trust, collectors notes, appraisals, credit reports, disclosures, titles to collateral, verifications (including employment verification, deposit verification, etc.), mortgages, loan agreements, including building and loan agreements, guarantees, pledge agreements, financing statements, inter-creditor agreements, participation agreements, sureties and insurance policies (including title insurance policies) and all modifications, waivers and consents relating to any of the foregoing.

             (ii)  The information with respect to each Loan set forth in the data storage disk produced by the Company from its management information systems regarding the Loans and delivered to HEOP prior to the date hereof (the "Loan Tape"), and, to the Knowledge of the Company, any third-party information set forth in the Loan Tape is true, correct and accurate as of the dates specified therein, or, if no such date is indicated therein, as of September 30, 2013.

            (iii)  (i) Section 5.01(y)(iii) of the Company Disclosure Schedule sets forth a list of all Loans as of the date hereof by the Company and the Company Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of the Company or any of the Company Subsidiaries, (ii) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the Loan was originated and (iii) all such Loans are and were originated in compliance in all material respects with all applicable Laws.

            (iv)  Each Loan payable to the Company or the Company Subsidiaries (i) was originated or purchased by the Company or the Company Subsidiaries and its principal balance as shown on the Company's books and records is true and correct as of the date indicated therein, (ii) contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral therefor and (iii) complies, and at the time the Loan was originated or purchased by the Company or the Company Subsidiaries complied, including as to the Loan Document related thereto, in all material respects with all applicable requirements of federal, state and local Laws.

             (v)  Each outstanding Loan (including Loans held for resale to investors) payable to the Company or the Company Subsidiaries has been solicited and originated and is administered and serviced (to the extent administered and serviced by the Company or any of the Company Subsidiaries), and during the period of time in which such Loan was originated, held or serviced by the Company or the Company Subsidiaries, the relevant Loan Documentation was maintained, in all material respects in accordance with the Company's or any of the Company Subsidiaries' underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and customary industry practices and with all applicable requirements of federal, state and local Laws.

            (vi)  With respect to each Loan payable to the Company or any of the Company Subsidiaries that is secured, the Company or the relevant Company Subsidiary has a valid and enforceable Lien on the collateral described in the documents relating to such Loan, and each such Lien is assignable and has the priority described in the Loan Documentation (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and except as the availability of equitable remedies may be limited by general principles of equity).

           (vii)  The Company's allowance for loan losses as of the Balance Sheet Date was in compliance with the Company's methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board in all material respects.

          (viii)  Section 5.01(y)(ix) of the Company Disclosure Schedule identifies each Loan payable to the Company or the Company Subsidiaries that (i) as of September 30, 2013 (A) was on non-accrual status, (B) where the interest rate terms had been reduced and/or the maturity dates had been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower's ability to pay in accordance with such initial terms, (C) where a specific reserve allocation existed in connection therewith, (D) which was required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15 or (E) that was contractually past due 90 days or more in the payment of principal and/or interest, or (ii) as of the date of this Agreement is classified as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Watch list" or words of similar import. For each Loan identified in response to clauses (i) or (ii) above, Section 5.01(y)(ix) of the Company Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of September 30, 2013.

            (ix)  To the Knowledge of the Company, each Loan included in a pool of Loans originated, acquired or serviced by the Company or any of the Company Subsidiaries (a "Pool") meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Pool. All such Pools have been finally certified or, if required, recertified in accordance with all applicable Laws, except where the time for certification or recertification has not yet expired. To the Knowledge of the Company, no Pools have been improperly certified, and no Loan has been bought out of a Pool without all required approvals of the applicable investors. Except as set forth in Section 5.01(y)(ix) of the Company Disclosure Schedule, none of the agreements pursuant to which the Company or any of the Company Subsidiaries has sold Loans or Pools or participations in Loans or Pools contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

             (x)  Section 5.01(y)(x) of the Company Disclosure Schedule sets forth a true, complete and correct list of each third party providing loan servicing to the Company or any of the Company Subsidiaries as of September 30, 2013 and the aggregate balance of Loans serviced by each such servicer for the Company or any of the Company Subsidiaries as of such date. To the Knowledge of the Company, all Loans serviced by third parties for the Company or any of the Company Subsidiaries have been serviced in accordance with all applicable Laws and regulations.

          (z)    Allowance For Loan Losses.    The Company and the Company Bank's allowance for loan losses ("ALL") is, and shall be as of the Effective Time, in compliance with the existing applicable methodology for determining the adequacy of its ALL as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

          (aa)    Company Information.    None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Joint Proxy/Consent Statement or in the Form S-4, or in any other application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, in each case or any amendment or supplement thereto will, at the time the Joint Proxy/Consent Statement or any such supplement or amendment thereto is first mailed to the shareholders of the Company or at the time the Company shareholders vote on the matters constituting the Company Shareholder Approval or at the time the Form S-4 or any such amendment or supplement becomes effective under the Securities Act or at the Effective Time, or at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by the Company in this Section 5.01(aa) with respect to statements made or incorporated by reference therein based on information supplied by HEOP or the Company in writing expressly for inclusion or incorporation by reference in the Joint Proxy/Consent Statement, the Form S-4 or such other applications, notifications or other documents. The Joint Proxy/Consent Statement will comply as to form in all material respects with the requirements of the Exchange Act. If at any time prior to the Effective Time any event should be discovered by the Company which should be set forth in an amendment to the Form S-4 or a supplement to the Joint Proxy/Consent Statement, or in any amendment or supplement to any such other applications, notifications or other documents, the Company shall promptly so inform HEOP.

          (bb)    Fairness Opinion.    The Company Board has received an opinion of its financial advisor, D.A. Davidson & Co., to the effect that as of the date thereof, and based upon and subject to the matters set forth therein, the Merger Consideration is fair to its shareholders from a financial point of view.

          (cc)    No Agreements on Directorships.    Other than as set forth in Section 5.01(cc) of the Company Disclosure Schedule, neither the Company, any of the Company Subsidiaries nor any Affiliate of the Company has entered into any agreement that obligates the Company or any Company Subsidiary to elect any individual to serve on the Company Board or the board of directors of any of the Company Subsidiaries, and as of the date hereof, there are no obligations or commitments on the part of the Company, or any Company Subsidiary or Affiliate of the Company to elect any individual to serve on the Company Board or the board of directors of any Company Subsidiary.

          (dd)    Related Party Transactions.

              (i)  No relationship, direct or indirect, exists between or among the Company and the Company Subsidiaries or any of their respective Affiliates, on the one hand, and any director, officer, member, shareholder, customer or supplier of the Company or any of its Affiliates, on the other hand, which would be required by the Securities Act to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act.

             (ii)  No shareholder or Affiliate of the Company, other than the Company and the Company Subsidiaries owns any property or asset used in the conduct of the business of the Company and the Company Subsidiaries.

            (iii)  The Company and the Company Subsidiaries have not engaged in any transactions with Affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

          (ee)    Takeover Laws.    The Company Board has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any "moratorium," "control share," "fair price," "takeover" or "interested shareholder" Law (such laws, collectively "Takeover Provisions").

          (ff)    Disclosure.    The representations and warranties contained in this Section 5.01, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.01 not misleading.

        5.02    Representations and Warranties of HEOP.    Except as disclosed in writing in the correspondingly enumerated section or subsection of the confidential disclosure schedule of HEOP delivered to Company on or prior to the date hereof (the "HEOP Disclosure Schedule"); provided that each exception set forth in the HEOP Disclosure Schedule shall be deemed to qualify any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure, HEOP hereby represents and warrants to the Company as follows:

          (a)    Corporate Organization.    HEOP is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. HEOP has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. HEOP is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a HEOP Material Adverse Effect. True and complete copies of the articles of incorporation and bylaws of HEOP, as in effect as of the date of this Agreement, have previously been delivered by HEOP to the Company. HEOP is not in violation of any of the provisions of its articles of incorporation or bylaws, each as amended.

          (b)    Capitalization.    The authorized capital stock of HEOP consists of (i) 100,000,000 shares of HEOP Common Stock, of which, as of September 30, 2013 (the "HEOP Capitalization Date"), 25,391,343 shares of HEOP Common Stock were issued and outstanding, of which 203,236 are restricted shares (the "Restricted Shares") subject to risk of forfeiture during certain periods of vesting, and no shares of HEOP Common Stock are held in treasury, and (ii) 5,000,000 shares of HEOP Preferred Stock, of which, as of the HEOP Capitalization Date, (A) 21,000 of which are designated as the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "HEOP Series A Preferred Stock"), all of which have been redeemed and cancelled as of the HEOP Capitalization Date, (B) 56,160 of which are designated as the Series B Mandatorily Convertible Adjustable Rate Cumulative Perpetual Preferred Stock (the "HEOP Series B Preferred Stock"), all of which have been converted to HEOP Common Stock as of the HEOP Capitalization Date, and (C) 2,442,461 of which are designated as the Series C Convertible Perpetual Preferred Stock (the "HEOP Series C Preferred Stock" and together with the HEOP Series A Preferred Stock and the HEOP Series B Preferred Stock sometimes collectively referred to as, the "HEOP Preferred Stock), 1,189,538 of which is issued and outstanding as of the HEOP Capitalization Date. All of the issued and outstanding shares of HEOP Common Stock and HEOP Preferred Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights. As of the HEOP Capitalization Date, there were 600,574 shares of HEOP Common Stock reserved for issuance upon exercise of outstanding options (the "HEOP Options"), 1,525,670 shares of HEOP Common Stock reserved and available for grant pursuant to HEOP's equity incentive plans and 2,442,461 shares of HEOP Common Stock reserved for issuance upon the conversion of the HEOP Series C Preferred Stock. As of the HEOP Capitalization Date, except pursuant to (i) this Agreement; (ii) the HEOP Options, (iii) the Restricted Shares and (iv) the Series C Preferred Stock, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of HEOP, or otherwise obligating HEOP to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. As of the HEOP Capitalization Date, no Voting Debt of HEOP is issued or outstanding. The shares of HEOP Common Stock to be issued pursuant to the Merger, will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, non-assessable and free of preemptive rights.

          (c)    Authority; No Violation.

              (i)  HEOP has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of HEOP. Except for the approval by a majority of the shares of HEOP Common Stock represented at the HEOP Shareholders Meeting and entitled to vote thereon (the "HEOP Shareholder Approval"), no other corporate proceedings on the part of HEOP are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by HEOP. Assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding obligation of HEOP, enforceable against HEOP in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

             (ii)  Neither the execution and delivery of this Agreement by HEOP, nor the consummation by HEOP of the transactions contemplated hereby, nor compliance by HEOP with any of the terms or provisions hereof, will (i) violate any provision of the articles of incorporation or bylaws of HEOP or (ii) assuming that the HEOP Shareholder Approval, and the consents and approvals referred to in Section 5.01(d) are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to HEOP or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of HEOP or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which HEOP or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or the loss of benefits that would not reasonably be expected to, either individually or in the aggregate, have a HEOP Material Adverse Effect.

          (d)    Consents and Approvals.    Except for (a) the Regulatory Approvals and non-objections described in Section 5.01(d), (b) compliance with any applicable requirements of the Exchange Act and the Securities Act, (c) the filing of the Agreement of Merger with the Secretary of State of the State of California pursuant to the CGCL and with the DBO pursuant to the CFC, (d) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of HEOP Common Stock, if any, pursuant to this Agreement and (e) the HEOP Shareholder Approval and the approval of listing of the HEOP Common Stock representing the Aggregate Stock Consideration on the NASDAQ, no consents, approvals or authorizations of or filings or registrations with any Governmental Entity, or of or with any third party, are required to be made or obtained by HEOP or any of its Subsidiaries in connection with (i) the execution and delivery by HEOP of this Agreement or (ii) the consummation by HEOP of the transactions contemplated hereby, except for such consents, approvals, authorizations, filings or registrations that would not reasonably be expected to, individually or in the aggregate, have a HEOP Material Adverse Effect. HEOP knows of no reason why all Regulatory Approvals or any other approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

          (e)    Legal Proceedings.

              (i)  Other than as disclosed in the HEOP SEC Reports, neither HEOP nor any of its Subsidiaries is a party to any, and there are no pending or, to the Knowledge of HEOP, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against HEOP or any of its Subsidiaries that would reasonably be expected to, individually or in the aggregate, have a HEOP Material Adverse Effect.

             (ii)  There is no injunction, order, judgment or decree imposed upon HEOP that would reasonably be expected to, individually or in the aggregate, have a HEOP Material Adverse Effect.

          (f)    Absence of Certain Changes.    Since June 30, 2013, there has not been a HEOP Material Adverse Effect.

          (g)    Reports.

              (i)  Reports and Assessments.    HEOP and each of its Subsidiaries have filed (or furnished, as applicable) all Reports that they were required to file (or furnish, as applicable) since January 1, 2010 with the Regulatory Agencies, and all other Reports required to be filed (or furnished, as applicable) by them since January 1, 2010, including any Report required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state or any Regulatory Agency and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such Report or to pay such fees and assessments would not reasonably be expected to, individually or in the aggregate, be material to HEOP and its Subsidiaries, taken as a whole. Any such Report regarding HEOP filed with or otherwise submitted to any Regulatory Agency, as of the date of its filing or submission, as applicable, complied in all material respects with relevant legal requirements, including as to content.

             (ii)  No final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the Securities and Exchange Commission (the "SEC") by HEOP pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since December 31, 2010 and prior to the date of this Agreement (the "HEOP SEC Reports") at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all HEOP SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of HEOP has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

          (h)    Financial Statements.    The financial statements of HEOP and its Subsidiaries included (or incorporated by reference) in HEOP SEC Reports filed with (but not furnished to) the SEC (including the related notes, where applicable) (i) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders' equity and consolidated financial position of HEOP and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount and the absence of notes); (ii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.

          (i)    Compliance with Laws.    HEOP and each of its Subsidiaries and each of their employees hold all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties and are and have been in compliance with all, and are not and have not been in violation of any, applicable Laws, except in each case where the failure to hold such license, registration, franchise, certificate, variance, permit or authorization or such noncompliance or violation would not be material to HEOP and its Subsidiaries, taken as a whole, and neither HEOP nor any of its Subsidiaries has Knowledge of, or has received notice of, any violations of any of the above, except for such violations that would not be material to HEOP and its Subsidiaries, taken as a whole. Without limiting the generality of the foregoing, HEOP has not been advised of any regulatory concerns regarding its compliance with (i) the Bank Secrecy Act or related state or federal anti-money-laundering laws, regulations and guidelines; (ii) consumer lending, deposit and saving sand related operations laws and regulations, including the Equal Credit Opportunity Act and Regulation B, the Truth in Lending Act and Regulation Z, applicable regulations promulgated by the Consumer Financial Protection Bureau, the Fair Debt Collection Practices Act and other investor and mortgage insurance company requirements relating to the originating, sale and servicing of mortgage and consumer loans; (iii) extensions of credit to and transactions with officers, directors and affiliates, including Federal Reserve Act Sections 23A and 23B; and (iv) the CRA. The most recent regulatory rating given to Heritage Oaks Bank as to compliance with the Community Reinvestment Act was "satisfactory" and, subsequently, Heritage Oaks Bank has not received any complaints as to Community Reinvestment Act compliance.

              (i)  Except as would not be material to HEOP and its Subsidiaries, taken as a whole, the Company and each of the Company Subsidiaries have properly administered all accounts for which HEOP or any of its Subsidiaries acts as a fiduciary, including accounts for which HEOP or any of its Subsidiaries serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the governing documents and applicable Law in all material respects. None of HEOP or any of its

    Subsidiaries, or any director, officer or employee of HEOP or any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that would be material to HEOP and its Subsidiaries, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect in all material respects the assets of such fiduciary account.

             (ii)  HEOP and each insured depository Subsidiary of HEOP meet or exceed the criteria to be deemed "well-capitalized" (as that term is defined in the relevant regulation of the institution's primary federal bank regulator), and "well managed" (as that term is defined at 12 C.F.R. 225.2(s) or the relevant regulation of the institution's primary bank regulator). Neither HEOP nor any HEOP Subsidiary has been informed that its status as "well-capitalized," "well managed" will change within one year.

          (j)    Tax Matters.    Neither HEOP nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

          (k)    Broker's Fees.    Except for Sandler O'Neil + Partners, L.P., neither HEOP nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement.

          (l)    HEOP Information.    None of the information supplied or to be supplied by HEOP for inclusion or incorporation by reference in the Joint Proxy/Consent Statement or in the Form S-4, or in any other application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, in each case or any amendment or supplement thereto will, at the time the Joint Proxy/Consent Statement or any such supplement or amendment thereto is first mailed to the shareholders of the Company or at the time the Company shareholders vote on the matters constituting the Company Shareholder Approval or at the time the Form S-4 or any such amendment or supplement becomes effective under the Securities Act or at the Effective Time, or at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by HEOP in this Section 5.02(l) with respect to statements made or incorporated by reference therein based on information supplied by the Company in writing expressly for inclusion or incorporation by reference in the Joint Proxy/Consent Statement, the Form S-4 or such other applications, notifications or other documents. If at any time prior to the Effective Time any event should be discovered by HEOP which should be set forth in an amendment to the Form S-4 or a supplement to the Joint Proxy/Consent Statement, or in any amendment or supplement to any such other applications, notifications or other documents, HEOP shall promptly so inform the Company.

          (m)    Regulatory Matters.

              (i)  None of HEOP, any of its Subsidiaries or any of their respective properties is, directly or indirectly, a party to or subject to any enforcement order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter, requested board resolutions or similar submission to, or extraordinary supervisory letter from or order to pay any civil monetary penalty by any Regulatory Agency that requires corrective action, restricts the conduct of business or that otherwise relates to capital adequacy, the ability to pay dividends, credit or risk management policies, management or the business of HEOP, or any of its Subsidiaries.

             (ii)  Neither HEOP nor any of its Subsidiaries has been advised by, and HEOP does not have any knowledge of facts which could give rise to an advisory notice by, any Regulatory Agency that such Regulatory Agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such enforcement order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any request for the adoption of any related policy, procedure or board resolution.

            (iii)  Except for normal examinations conducted by Regulatory Agencies in the ordinary course of the business of HEOP and its Subsidiaries, there is no pending proceeding before, or, to the Knowledge of HEOP, examination or investigation by, any Governmental Entity into the business or operations, policies, practices or disclosures of HEOP or any of its Subsidiaries. There are no unresolved violations, criticisms or exceptions by any Regulatory Agency with respect to any examinations of HEOP or any of its Subsidiaries, except for any such violations, criticisms or exceptions that would not reasonably be expected to, individually or in the aggregate, be material to HEOP and its Subsidiaries, taken as a whole.

ARTICLE VI

COVENANTS

        6.01    Regulatory Matters.

          (a)   Each of HEOP and the Company shall, and shall cause its Subsidiaries and the Company Subsidiaries, respectively, to, use their respective reasonable best efforts to (i) take, or cause to be taken, and assist and cooperate with the other party in taking, all actions necessary, proper or advisable to comply promptly with all legal requirements with respect to the transactions contemplated hereby, including obtaining any third-party consent or waiver that may be required to be obtained in connection with the transactions contemplated hereby, and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated hereby (including, for purposes of this Section 6.1, actions required in order to continue any contract or agreement of the Company or the Company Subsidiaries following the Closing or to avoid any penalty or other fee under such contracts and agreements, in each case arising in connection with the transactions contemplated hereby) and (ii) obtain (and assist and cooperate with the other party in obtaining) the Regulatory Approvals required or advisable in connection with the transactions contemplated by this Agreement. The parties hereto shall cooperate with each other and prepare and file, as promptly as practicable after the date hereof, all necessary documentation, and effect all applications, notices, petitions and filings to obtain as promptly as practicable all actions, non-actions, permits, consents, authorizations, orders, clearances, waivers or approvals of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Regulatory Approvals. Without limiting the generality of the forgoing, HEOP and the Company will use commercially reasonable efforts to file the required notices and applications seeking approval of the Merger with the Federal Reserve, the FDIC and the DBO no later than thirty (30) days from the date hereof. Each of HEOP and the Company shall use their reasonable best efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement.

          (b)   Notwithstanding anything set forth in this Agreement, under no circumstances shall either party or its Subsidiaries be required, and the other party and its Subsidiaries shall not be permitted (without the first party's written consent in its sole discretion), to take any action, or commit to take any action, or agree to any condition, restriction or requirement, involving any of them pursuant to this Section 6.01 or otherwise in connection with obtaining the foregoing actions, non-actions, permits, consents, authorizations, orders, clearances, waivers or approvals, that would, or would be reasonably likely to, individually or in the aggregate, materially reduce the benefits of the Merger to such a degree that the first party would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof (a "Materially Burdensome Regulatory Condition"); provided that, if requested by HEOP, then the Company and the Company Subsidiaries will take or commit to take any such action, or agree to any such condition or restriction, so long as such action, commitment, agreement, condition or restriction is binding on the Company and the Company Subsidiaries only in the event the Closing occurs.

          (c)   Subject to applicable Laws relating to the exchange of information, HEOP and the Company shall, upon request, furnish each other with all information concerning HEOP, the Company and their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of HEOP, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. HEOP and the Company shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, any filing made or proposed to be made with, or written materials submitted or proposed to be submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

          (d)   Subject to applicable Law (including applicable Laws relating to the exchange of information), the Company and HEOP shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to applicable Law, (i) each of HEOP and the Company shall promptly furnish the other with copies of notices or other communications received by it or any of its Subsidiaries and the Company Subsidiaries, respectively (or written summaries of communications received orally), from any third party or Governmental Entity with respect to the transactions contemplated by this Agreement, (ii) each of HEOP and the Company shall provide the other a reasonable opportunity to review in advance, and to the extent practicable accept the reasonable comments of the other in connection with, any proposed non-confidential written communication to, including any filings with, any Governmental Entity, in each case subject to applicable Laws relating to the exchange of information and (iii) the Company shall consider in good faith HEOP's views with respect to, and confer in good faith with HEOP to resolve, any disagreement as to strategy with respect to any communication by the Company or any of the Company Subsidiaries with any Governmental Entity or third party relating to the transactions contemplated by this Agreement. James Lokey, Chief Executive Officer, and Thomas Dobyns, President, will be the only officers or employees of the Company communicating with representatives of the Governmental Entities respecting the terms of the transaction, the Company and any regulatory applications to which the Company or the Company Bank is a party. In addition, representatives of Carpenter Fund Manager GP, LLC ("Carpenter") may freely communicate with Governmental Entities respecting the transaction, the Company, the Company Bank and all regulatory applications to which Carpenter is a party. To the extent not prohibited by applicable Law, such persons shall advise HEOP of the nature, content and results of such communications.

        6.02    SEC Filings and Shareholder Approval.

          (a)   Promptly following the date hereof, the Company and HEOP shall jointly prepare and cause to be filed with the SEC a joint proxy statement or joint proxy and information statement relating to the Company Shareholders Meeting, or a written consent in lieu of a meeting, if the Company elects to obtain shareholder consent to the Agreement by written consent in lieu of a meeting (the "Company Proxy/Consent Statement"), and the HEOP Shareholders Meeting, or a

  written consent in lieu of a meeting, if HEOP elects to obtain shareholder consent to the Agreement by written consent in lieu of a meeting (the "HEOP Proxy/Consent Statement" and together with the Company Proxy/Consent Statement the "Joint Proxy/Consent Statement"). Promptly following the date hereof, HEOP shall as promptly as practicable prepare file with the SEC, a registration statement on Form S-4 (the "Form S-4") in which the Joint Proxy/Consent Statement will be included as a prospectus, and HEOP and the Company shall use their respective reasonable best efforts to cause the Form S-4 to be declared effective by the SEC as promptly as practicable after filing. The Joint Proxy/Consent Statement, and any amendment or supplement thereto, shall, except in the case of a withdrawal or modification of the Company Board Recommendation expressly permitted by Section 6.02(b), include the Company Board Recommendation. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy/Consent Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy/Consent Statement, the Form S-4 or the Merger. If, at any time prior to the receipt of the Company Shareholder Approval, any event occurs with respect to the Company, HEOP or any of their respective Subsidiaries, or any change occurs with respect to other information supplied by a party for inclusion in the Joint Proxy/Consent Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy/Consent Statement or the Form S-4, such party shall promptly notify the other party of such event, and the Company and HEOP shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy/Consent Statement or the Form S-4 and, to the extent required by applicable Law, in disseminating the information contained in such amendment or supplement to the shareholders of the Company. Without limiting the foregoing, the Company and HEOP shall make all necessary filings with respect to the Merger under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder, and shall cooperate in seeking timely to obtain any actions, consents, approvals or waivers, and in making any filings or furnishings of information, required in connection therewith (including in connection with the Joint Proxy/Consent Statement and the Form S-4). Except with the prior approval of HEOP, no other matters shall be submitted for the approval of the Company shareholders. Subject to Section 6.03(c), the Company Board shall at all times prior to and during such meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its shareholders.

          (b)   The Company shall take all action necessary in accordance with the CGCL and the Company Articles and the Company Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the Company Shareholder Approval (such meeting or any adjournment or postponement thereof, the "Company Shareholder Meeting" or, at the Company's option, obtain such approval by written consent, the "Company Shareholder Consent"), and, except in the case of a withdrawal or modification of the Company Board Recommendation expressly permitted by this Section 6.02(b), shall solicit, and use its reasonable best efforts to obtain, the Company Shareholder Approval thereat. Except as expressly provided in the immediately following sentence, the Company Board shall (i) recommend to its shareholders the approval and adoption of this Agreement and the transactions contemplated herein (the "Company Board Recommendation"), (ii) include the Company Board Recommendation in the Joint Proxy/Consent Statement and (iii) not approve, agree to, recommend, resolve, or propose to approve, agree to or recommend any Acquisition Proposal or Alternative Transaction. The Company Board shall be permitted (x) not to recommend to the Company's shareholders that they give the Company Shareholder Approval or (y) to otherwise withdraw or modify in a manner adverse to HEOP the Company Board Recommendation, in each case only (A) if after receiving an unsolicited bona fide Acquisition Proposal that constitutes a Superior Proposal, the Company Board determines in its good faith judgment, after receiving the advice of outside legal counsel, that, in light of such Superior Proposal, the Company Board would be in violation of its fiduciary duties under applicable law if it failed to withdraw or modify the Company Board Recommendation, (B) after the fifth (5th) Business Day following delivery by the Company to HEOP of written notice advising HEOP that the Company Board intends to resolve to so withdraw or modify the Company Board Recommendation absent modification of the terms and conditions of this Agreement; (C) if, assuming this Agreement was amended to reflect all adjustments to the terms and conditions hereof proposed by HEOP during such five (5) Business Day period, such Acquisition Proposal would nonetheless continue to constitute a Superior Proposal; and (D) if the Company has complied with its obligations set forth in this Section 6.02(b) (and, if applicable, Section 6.02(c)) and Section 6.05; provided, however, that following each and every revision to such Superior Proposal, the Company shall be required to deliver a new written notice to HEOP in accordance with this Section 6.02(b) and to again comply with the requirements of this Section 6.02(b) ; provided, further, that (1) nothing in this Section 6.02(b) shall be interpreted to excuse the Company and its Board of Directors from complying with its unqualified obligation to submit this Agreement to its shareholders at the Company Shareholder Meeting or by way of the Company Shareholder Consent and (2) the Company shall not submit to the vote of its shareholders any Acquisition Proposal or Alternative Transaction other than the Merger. Without limiting the foregoing, if the Company Board has withdrawn or modified the Company Board Recommendation as expressly permitted by this Section 6.02(b), then the Company Board shall submit this Agreement to the Company's shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded or amended), in which event the Company Board may communicate the basis for its lack of a recommendation to the Company's shareholders in the Joint Proxy/Consent Statement or an appropriate amendment or supplement thereto to the extent required by applicable Law. For purposes of this Agreement, "Superior Proposal" means a bona fide, unsolicited written Acquisition Proposal that (x) is obtained not in breach of this Agreement for all of the outstanding shares of Company Common Stock, on terms that the Company Board determines in its good faith judgment (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation and after taking into account all the terms and conditions of the Acquisition Proposal and this Agreement (including any proposal by HEOP to adjust the terms and conditions of this Agreement), including any break-up fees, expense reimbursement provisions, conditions to and expected timing and risks of consummation, the form of consideration offered and the ability of the party making such proposal to obtain financing for such Acquisition Proposal, and after taking into account all other legal, financial, strategic, regulatory and other aspects of such proposal, including the identity of the party making such proposal, and this Agreement) are more favorable from a financial point of view to its shareholders than the Merger, (y) is reasonably likely to receive all necessary regulatory approvals and be consummated and (z) does not contain any condition to closing or similar contingency related to the ability of the party making such proposal to obtain financing.

          (c)   The Board of Directors of HEOP has resolved to recommend to HEOP's shareholders that they approve the issuance of the Aggregate Stock Consideration in connection with the Merger for purposes of NASDAQ Listing Rule 5635 and CGCL Section 1201(b) (the "HEOP Board Recommendation"), and will submit to its shareholders the proposed issuance of the Aggregate Stock Consideration and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. HEOP shall duly take, in accordance with applicable law and the governing organization documents of HEOP, all action necessary to call, give notice of, convene and hold a meeting of its shareholders, as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act by the SEC, for the purpose of obtaining the HEOP Shareholder Approval (the "HEOP Shareholders Meeting"). The

  Board of Directors of HEOP will include in the Joint Proxy/Consent Statement the HEOP Board Recommendation and use all reasonable best efforts to obtain the HEOP Shareholder Approval. Nothing contained in this Agreement shall be deemed to relieve HEOP of its obligation to submit this Agreement to its shareholders to a vote. If on the date of the HEOP Shareholders Meeting, HEOP has not received proxies representing a sufficient number of shares of HEOP Common Stock to obtain the HEOP Shareholder Approval, HEOP shall adjourn the HEOP Shareholders Meeting until such date as shall be mutually agreed upon by Company and HEOP, which date shall not be less than five (5) days nor more than ten (10) days after the date of adjournment, and subject to the terms and conditions of this Agreement shall continue to use all reasonable best efforts to assist in the solicitation of proxies from shareholders relating to the HEOP Shareholder Approval. HEOP shall only be required to adjourn or postpone the HEOP Shareholders Meeting one time pursuant to this Section 6.02(c).

        6.03    Public Disclosure.    HEOP and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of HEOP and the Company. Thereafter, the Company and HEOP will consult with and provide each other reasonable notice of any press release or other public (or non-confidential) statement or comment prior to the issuance of such press release or such other statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or such other statement or comment prior to such notice except as may be required by applicable Law. In addition, the Company shall not issue any such press release or such other statement or comment without the prior approval of HEOP, which approval may not be unreasonably conditioned, withheld or delayed, except as may be permitted or required by applicable Law.

        6.04    Access; Information.

          (a)   The Company agrees that upon reasonable notice and subject to applicable Laws relating to the exchange of information, it shall afford HEOP and HEOP's Representatives reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), Contracts, properties, personnel and advisors of the Company and to such other information relating to the Company and the Company Subsidiaries as HEOP may reasonably request, and the Company further agrees to continue to respond to, support and work with HEOP and its advisors with respect to the reasonable due diligence requests of HEOP.. The Company agrees to furnish promptly to HEOP (i) a copy of each report, schedule, registration statement and other document received during such period pursuant to the requirements of federal securities laws and federal and state banking, lending, consumer finance and privacy laws, subject to any applicable restrictions limiting the Company's ability to furnish to HEOP confidential supervisory information relating to the Company or the Company Subsidiaries, and (ii) all other information concerning the business, properties and personnel of the Company and the Company Subsidiaries as HEOP may reasonably request. The Company also agrees to furnish to HEOP a copy of (I) each report, schedule, registration statement and other document required to be furnished, filed or otherwise submitted during such period pursuant to the requirements of federal securities laws and federal and state banking, lending, consumer finance and privacy laws at least three (3) Business Days in advance of the date of submission so that HEOP will have the opportunity to review the same and offer any comments it may have in advance of submission, and (II) monthly financial statements for the Company and the Company Bank within fifteen (15) days of the end of the month covered by such financial statements.

          (b)   Without limiting the generality of Section 6.04(a), prior to the Effective Time, HEOP and HEOP's Representatives shall have the right to conduct a review to determine (i) that the assets, books, records and operations of the Company are in satisfactory condition and will not in an other than immaterial way adversely impact HEOP after consummation of the transactions contemplated hereby and (ii) the accuracy of the representations and warranties and the satisfaction of the conditions to closing as provided hereunder.

          (c)   The Company agrees that, subject to applicable Laws, it shall cooperate in good faith with HEOP on operating issues which HEOP identifies take priority, including developing and implementing plans for integration and conversion and other matters affecting branches, customers and back office operations.

          (d)   HEOP agrees that, upon reasonable notice and subject to applicable Laws relating to the exchange of information, it shall afford the Company and its Representatives such access to HEOP's personnel as the Company may reasonably request and such books and records of HEOP as is substantially similar in scope as provided to the Company in its due diligence review prior to the date of this Agreement.

          (e)   All information furnished pursuant to this Section 6.04 shall be subject to the provisions of the letter agreement, dated as of August 27, 2013 between HEOP and the Company (the "Confidentiality Agreement"). Such Confidentiality Agreement is hereby amended to incorporate the provisions of Section 9.08 and Section 9.09 of this Agreement and to delete any inconsistent provisions in the Confidentiality Agreement.

          (f)    No investigation by either party of the business and affairs of the other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to such party's obligation to consummate the transactions contemplated by this Agreement.

        6.05    No Solicitation.

          (a)   The Company shall not, and shall cause each of the Company Subsidiaries and its and their respective officers, directors, employees, agents, investment bankers, financial advisors, attorneys, accountants and other retained representatives (each, a "Representative") not to, directly or indirectly (i) solicit, initiate, encourage or facilitate (including by way of furnishing information), or take any other action designed to facilitate, any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, by way of a tender offer) or similar transactions involving the Company or any of the Company Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal"), (ii) participate in any discussions or negotiations regarding an Alternative Transaction or Acquisition Proposal or (iii) enter into any agreement regarding any Alternative Transaction or Acquisition Proposal; provided, however, that, in the event that (x) the Company shall receive a Superior Proposal that was not solicited by it and did not otherwise result from a breach of this Agreement, (y) prior to receipt of the Company Shareholder Approval, the Company Board determines in its good faith judgment, after receiving the advice of outside counsel, that, in light of such Superior Proposal, if the Company fails to participate in such discussions or negotiations with, or provide such information to, the party making the Superior Proposal, the Company Board would be in violation of its fiduciary duties under applicable Law, and (z) the Company has given HEOP at least five (5) Business Days' notice of its intention to do so, the Company may (A) furnish information with respect to it and the Company Subsidiaries to the party making such Superior Proposal pursuant to a customary confidentiality agreement containing terms no less restrictive to the party making the Superior Proposal than the terms contained in the Confidentiality Agreement; provided that a copy of all such written information is simultaneously provided to HEOP, and (B) participate in discussions regarding such Superior Proposal.

          (b)   The Company shall notify HEOP promptly (but in no event later than one Business Day) after receipt of any Acquisition Proposal or any material modification of or material amendment to any Acquisition Proposal, or any request for non-public information relating to the Company or any of the Company Subsidiaries or for access to the properties, books or records of the Company or any of the Company Subsidiaries by any Person that has made, or to the Company's Knowledge may be considering making, an Acquisition Proposal. Such notice to HEOP shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of the Company or any of the Company Subsidiaries, and the terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. The Company shall keep HEOP fully informed, on a current basis, of any changes in the status and any changes or modifications in the terms of any such Acquisition Proposal, indication or request.

          (c)   The Company and the Company Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than HEOP) conducted heretofore with respect to any of the foregoing. The Company agrees not to, and to cause the Company Subsidiaries not to, release any third party from, and agrees to enforce, the confidentiality and standstill provisions of any agreement to which the Company or the Company Subsidiaries is a party that remains in effect as of the date hereof, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Acquisition Proposal.

          (d)   Nothing contained in this Agreement shall prohibit the Company Board from disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a)(2)-(3) under the Exchange Act; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; and provided, further, that any such disclosure (other than a "stop, look and listen" or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a modification of the Company Board Recommendation in a manner adverse to HEOP unless the Company Board expressly and concurrently reaffirms the Company Board Recommendation.

        6.06    Certain Policies.    Immediately prior to the Effective Time, the Company shall, consistent with GAAP, the rules and regulations of the SEC and the rules and regulations of the Regulatory Agencies and applicable banking Law, modify or change its loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of HEOP; provided, however, that unless the modification or changes would otherwise be necessary to be consistent with applicable Law or with regulatory accounting principles and GAAP, no such modification or change shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred, or as an admission or acknowledgement by the Company that any such modification or change is appropriate or required or that any financial statement or information previously provided by the Company was incorrect in any respect.

        6.07    Transition.    Commencing on the date of this Agreement, the parties shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts to facilitate the integration, from and after the Closing, of the Company and the Company Subsidiaries with the businesses of HEOP and its Subsidiaries, without taking action that would, in effect, give HEOP control over the management or policies of the Company or any of the Company Subsidiaries. Without limiting the generality of the foregoing, from the date of this Agreement through the Closing Date and consistent with the performance of their day-to-day operations, the continuous operation of Company and the Company Subsidiaries in the ordinary course of business and applicable Law, the Company shall cause the employees and officers of the Company and the Company Subsidiaries, including the Bank, to cooperate with HEOP in performing tasks reasonably required in connection with such integration.

        6.08    Indemnification; Director's and Officer's Insurance.

          (a)   From and after the Effective Time, each of the Surviving Corporation and HEOP shall indemnify and hold harmless each person who is now, or who has been at any time before the date of this Agreement, or who becomes before the Effective Time, an officer or director of the Company (each, a "Company Indemnified Party") against all losses, claims, damages, costs, expenses (including attorneys' fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of the Surviving Corporation) of or in connection with any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative or investigation (each, a "Claim"), in which a Company Indemnified Party is, or is threatened to be made, a party or witness, arising out of the fact that such person is or was a director or officer of the Company or a Company Subsidiary if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent permitted under the Company Articles or the Company Bylaws to the extent legally permissible under applicable Law. The Surviving Corporation shall pay reasonable expenses (including reasonable attorneys' fees) in advance of the final disposition of any such proceeding to each Company Indemnified Party to the extent permissible under applicable Law upon receipt of an undertaking to repay such advance payments if he or she shall be adjudicated or determined to be not entitled to indemnification under this Section 6.08(a).

          (b)   Any Company Indemnified Party wishing to claim indemnification under Section 6.08(a), upon learning of any Claim, shall promptly notify HEOP and the Surviving Corporation thereof; provided that failure to so notify will not affect the obligations of HEOP under Section 6.08(a) unless and to the extent that HEOP is actually prejudiced as a consequence. In the event of any such Action (whether arising before or after the Effective Time), (i) HEOP or the Surviving Corporation shall have the right to assume the defense thereof and neither HEOP nor the Surviving Corporation shall be liable to such Company Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Company Indemnified Parties in connection with the defense thereof, except that if HEOP or the Surviving Corporation elects not to assume such defense, the Company Indemnified Parties may retain counsel satisfactory to them, and HEOP or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Company Indemnified Parties promptly as statements therefor are received; provided that HEOP and the Surviving Corporation shall be obligated pursuant to this Section 6.08(b) to pay for only one firm of counsel for all Company Indemnified Parties in any jurisdiction; (ii) the Company Indemnified Parties will cooperate in the defense of any such Claim; and (iii) neither HEOP nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent; and provided, further, that neither HEOP nor the Surviving Corporation shall have any obligation hereunder to any Company Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Company Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

          (c)   HEOP shall, or shall cause the Surviving Corporation to, use its reasonable best efforts (and the Company shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six (6) years after the Effective Time the Company's existing directors' and officers' liability insurance policy; provided that HEOP or the Surviving Corporation may substitute therefor (i) policies with substantially the same coverage and amounts containing terms and conditions which are substantially similar or (ii) with the consent of the Company given prior to the Effective Time, any other policy, with respect to claims arising from facts or events that occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided that neither HEOP nor the Surviving Corporation shall be obligated to make aggregate annual premium payments for such six (6)-year period in respect of such policy (or coverage replacing such policy) that exceed, for the portion related to the Company's directors and officers, $210,000 (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, HEOP or the Surviving Corporation shall use its reasonable best efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. In lieu of the foregoing, HEOP, or the Company with the prior written consent of HEOP (not to be unreasonably withheld) (in the case of the Company, with an aggregate cost not to exceed the Maximum Amount), may obtain on or prior to the Effective Time, a six (6)-year "tail" prepaid policy providing equivalent coverage to that described in this Section 6.08(c).

          (d)   The provisions of this Section 6.08 are intended to be for the benefit of and shall be enforceable by, each Company Indemnified Party and their respective heirs and representatives.

        6.09    Employee Benefit Matters.

          (a)   From the Closing Date through the first anniversary thereof, HEOP shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are actively employed by the Company and the Company Subsidiaries on the Closing Date ("Covered Employees") that provide employee benefits and compensation opportunities that, in the aggregate, are substantially comparable to the employee benefits and compensation opportunities that are generally made available to similarly situated employees of HEOP or its Subsidiaries (other than the Company and the Company Subsidiaries), as applicable; provided that (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of HEOP or its Subsidiaries; and (ii) until such time as HEOP shall cause Covered Employees to participate in the employee benefit plans and receive compensation opportunities that are made available to similarly situated employees of HEOP or its Subsidiaries (other than the Company and the Company Subsidiaries), a Covered Employee's continued participation in employee benefit plans, and continued opportunity to be eligible for compensation under the plans, of the Company and the Company Subsidiaries (to the extent such Company plans have not been terminated as otherwise provided in this Agreement) shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in any different HEOP plans may commence at different times).

          (b)   To the extent that a Covered Employee becomes eligible to participate in an employee benefit plan maintained by HEOP or any of its Subsidiaries (other than Company or the Company Subsidiaries), HEOP shall cause such employee benefit plan to recognize the service of such Covered Employee with the Company or the Company Subsidiaries for purposes of eligibility, participation, vesting and benefit accrual under such employee benefit plan of HEOP or any of its Subsidiaries, to the same extent that such service was recognized immediately prior to the Effective Time under a corresponding Company Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service, (ii) apply for purposes of any retiree medical plans or for purposes of benefit accrual under any defined benefit pension plan and (iii) apply for purposes of any plan, program or arrangement (A) under which similarly situated employees of HEOP and its Subsidiaries do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any health care plan of HEOP or any of its Subsidiaries (other than the Company and the Company Subsidiaries) in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, HEOP shall use commercially reasonable efforts to (x) cause any preexisting condition limitations or eligibility waiting periods under such HEOP or Subsidiary plan to be waived with respect to such Covered Employee to the extent that such limitation would have been waived or satisfied under the Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (y) recognize any health care expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of HEOP or any of its Subsidiaries.

          (c)   The Company shall take any and all actions requested by HEOP that may be necessary or advisable to terminate the Company Bank 401k Profit Sharing Plan (the "401k Plan"), effective at least one day prior to the Closing Date, in accordance with the terms of the 401k Plan and the requirements of the Code, ERISA and other applicable laws, and on a basis satisfactory to HEOP in its reasonable judgment. The Company shall take any and all actions requested by HEOP that may be necessary or advisable prior to the Closing Date for the amendment or termination of any Company Benefit Plan on or after the Closing Date, including, but not limited to, providing plan participants and beneficiaries advance notice of any material modifications to health care benefits, in accordance with the terms of such Company Benefit Plans and the requirements of the Code, ERISA and other applicable laws, and on a basis satisfactory to HEOP in its reasonable judgment.

          (d)   As soon as practicable after the execution of this Agreement, the Company shall use its reasonable best efforts to cause each of the Company Option Holders listed on Section 6.09(d) of the Company Disclosure Schedule to enter into either an In-the-Money Option Holder Agreement or an Out-of-the-Money Option Holder Agreement as noted therein.

          (e)   As soon as practicable after the execution of this Agreement, Company shall use its reasonable best efforts to enter into agreements providing for Retention and Severance Payments with each such person identified by HEOP in consultation with the Company, with the amount of such Retention and Severance Payment to be paid to each such person under their respective agreement as determined by HEOP in consultation with the Company. The aggregate amount of Retention and Severance Payments to be paid to all such persons shall be as set forth on Section 6.09(e) of the Company Disclosure Schedule.

          (f)    Without limiting the generality of Section 9.12, the provisions of this Section 6.09 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Company Benefit Plan or any "employee benefit plan" as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by HEOP, the Company or any of their respective Affiliates; (ii) alter or limit the ability of HEOP or any of its Subsidiaries (including, after the Closing Date, the Company and the Company Subsidiaries) to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant any right to employment or continued employment or continued service with HEOP or any of its Subsidiaries (including, following the Closing Date, the Company and the Company Subsidiaries), or constitute or create an employment agreement with any employee.

        6.10    Notification of Certain Matters.    Each of the Company and HEOP shall give prompt written notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Company Material Adverse Effect or HEOP Material Adverse Effect, as the case may be, or to prevent, materially delay or materially impair the ability of the Company or HEOP, as the case may be, to consummate the transactions contemplated by this Agreement or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

        6.11    Tax Status and Reporting.    From and after the date of this Agreement and through the Closing Date, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        6.12    Human Resources Issues.    The Company will consult in good faith with HEOP and its Subsidiaries regarding the nature and content of any formal presentation of the transactions contemplated by this Agreement to employees of the Company and the Company Subsidiaries as a group and will cooperate with HEOP (or Subsidiary of HEOP) to include a HEOP representative in any such group presentation or any formal group meeting at which the transaction is explained or discussed, under an arrangement that is mutually satisfactory to the parties. The Company agrees to work in good faith with HEOP and its Subsidiaries to facilitate the timely and accurate dissemination of information to employees regarding matters related to the transactions contemplated by this Agreement in such a manner as to cause minimal disruption of the business of the Company and the Company Subsidiaries and their respective relationships with its employees and to facilitate the transition of such relationships to HEOP or its Subsidiaries, as the case may be. In addition, the Company shall advise HEOP and its Subsidiaries of any material informal communications to the Company, its officers or employees, or any of the Company Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement; provided that such communications must be consistent with pre-agreed to talking points prepared by the Company and HEOP. The Company shall provide HEOP and its Subsidiaries with a copy of any intended communication, and will consult respecting the contents of any oral communications, in order to maintain a message consistent with the pre-agreed to talking points. HEOP (and its Subsidiaries) and the Company shall cooperate in providing any such mutually agreeable communication.

        6.13    Third-Party Agreements.

          (a)   The Company shall use its reasonable best efforts to obtain (i) the consents, approvals and/or waivers listed in Section 5.01(c)(ii) and Section 5.01(d) of the Company Disclosure Schedules or otherwise required to be obtained from any third-parties in connection with the Merger, the Bank Merger and the other transactions contemplated hereby (in such form and content as is approved in writing by HEOP) promptly after the date of this Agreement, including, without limitation, the waiver, approval and/or consents to assignment for all Leases and any Material Contracts. The Company shall cooperate with HEOP in minimizing the extent to which any Contracts will continue in effect following the Effective Time, in addition to complying with the prohibitions in Section 4.02.

          (b)   Without limiting the generality of Section 6.12(a), the Company shall use all reasonable efforts to provide data processing, item processing and other processing support or outside contractors to assist HEOP in performing all tasks reasonably required to result in a successful conversion of the data and other files and records of the Company and the Company Subsidiaries to HEOP's production environment, when requested by HEOP and in such a manner sufficient to ensure that a successful conversion will occur at the time (on or after the Effective Time) designated by HEOP; provided, that if so requested of the Company by HEOP, the Company shall take all steps reasonably necessary to allow HEOP to convert to the Company's existing production environment. Among other things, the Company shall:

              (i)  cooperate with HEOP to establish a mutually agreeable project plan to effectuate the conversion;

             (ii)  use its commercially reasonable efforts to have the Company's outside contractors continue to support both the conversion effort and its on-going needs until the conversion can be established;

            (iii)  provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts requested by HEOP for use in planning the conversion, as soon as reasonably practicable;

            (iv)  provide reasonable access to the Company's personnel and facilities and, with the consent of its outside contractors, its outside contractors' personnel and facilities, to enable the conversion effort to be completed on schedule; and

             (v)  give notice of termination, conditioned upon the completion of the transactions contemplated by this Section 6.15(b), of the Contracts of outside data, item and other processing contractors or other third-party vendors when directed to do so by HEOP.

            (vi)  HEOP agrees that all actions taken pursuant to this Section 6.15 shall be taken in a manner intended to minimize disruption to the customary business activities of the Company and the Company Subsidiaries.

        6.14    Estoppel Letters.    Unless otherwise waived in writing by HEOP, the Company shall obtain and deliver to HEOP at the Closing an estoppel certificate from the landlord or any lessees dated no earlier than forty-five (45) days prior to the Closing Date for all Leases so identified as requiring consent on the Company Disclosure Schedules.

        6.15    Reports.    Each of HEOP, the Company and the Company's Subsidiaries shall file all reports required to be filed by it with Governmental Entities between the date of this Agreement and the Effective Time and the Company and the Company's Subsidiaries shall deliver to HEOP copies of all such reports promptly after the same are filed.

        6.16    Closing Date Balance Sheet.    No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to HEOP the unaudited consolidated balance sheet of the Company and the Company Subsidiaries, in form and substance satisfactory to HEOP, as of the close of business on the last Business Day of the calendar month immediately preceding the Closing Date, and the Company's consolidated results of operations for the period from January 1, 2013 through the close of business on the last day of the last month ended prior to the Closing Date (the "Closing Financial Statements") provided, however, that if the Effective Time of the Merger occurs on or before the fifth (5th) Business Day of the month, the Company shall have provided consolidated financial statements as of and through the second month preceding the Closing Date. The Closing Financial Statements shall (a) fairly present in all material respects the assets, liabilities and tangible common equity of the Company and the Company Subsidiaries as of the date of the Closing Financial Statements, (b) be prepared in a manner consistent with the balance sheets included in the Company Financial Statements, in accordance with either GAAP or regulatory accepted accounting procedures pursuant to Regulatory Agency requirements, as applicable, consistently applied and (c) be prepared from, and be in accordance with, the books and records of the Company and the Company Subsidiaries. Such Closing Financial Statements shall be accompanied by a certificate of the Company's Chief Financial Officer, dated as of the Effective Time, to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of the Company in all material respects.

        6.17    Disclosure Schedules.    From time-to-time between the date of this Agreement and the Closing Date, and at least ten (10) days prior to the Closing, the parties shall provide each other with supplemental disclosure schedules reflecting any required changes thereto between the date of this Agreement and the Closing Date. Delivery of such supplemental disclosure schedules shall not cure a breach or modify a representation or warranty of this Agreement. Any information set forth in any one section of the disclosure schedules shall be deemed to apply to each other applicable section or subsection of the disclosure schedules, respectively, if its relevance to the information called for in such section or subsection is reasonably apparent on its face notwithstanding the omission of any cross-reference to such other section.

        6.18    NASDAQ.    HEOP shall use its reasonable best efforts to cause the shares of HEOP Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the Company shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Laws to deregister the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

        6.19    Professional Expenses.    The Company shall use its reasonable best efforts to cause final bills or estimates of final bills for all Professional Expenses to be submitted to the Company by its Advisors at least five (5) Business Days prior to the Effective Time.

        6.20    Change in Control Payments.    Unless otherwise directed by the executive entitled to a Change in Control Payment, the Company shall pay, immediately prior to the Effective Time, all Change in Control Payments due and owing to such executives as of the Effective Time.

        6.21    Junior Subordinated Debt Securities.    At the Effective Time, HEOP shall expressly assume the obligations of the Company under the indenture pursuant to which the Company issued its Junior Subordinated Debt Securities due July 7, 2036 (collectively, the "Debt Securities") and the related guarantee agreements and, in connection therewith, HEOP shall execute and deliver (x) a supplemental indenture to the indenture trustee, in such form as such trustee shall reasonably require and (y) such other documents and instruments as the trustee shall reasonably require to evidence or effectuate the assumption of the obligations of the Company under such indenture and guarantee agreements.

        6.22    Pre-Closing Adjustments.    At or before the Effective Time, the Company shall make such accounting entries or adjustments, including additions to its ALL and charge-offs of loans, as HEOP shall direct as a result of its on-going review of the Company or in order to implement its plans following the Effective Time or to reflect expenses and costs related to the Merger; provided, however, that unless the adjustment would otherwise be required to be made prior to the Closing by applicable Law, or by regulatory accounting principles or GAAP applied on a basis consistent with the financial statements of the Company, (a) the Company shall not be required to take such actions more than one day prior to the Effective Time of the Merger or prior to the time HEOP agrees in writing that all of the conditions to its obligation to close as set forth in Section 7.03 have been satisfied or waived and each of the approvals in Section 6.01 have been received, and (b) no such adjustment shall (i) require any filing with any Governmental Entity, (ii) violate any applicable Law, (iii) otherwise materially disadvantage the Company if the Merger is not consummated or (iv) constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred, or as an admission or acknowledgement by the Company that any such entry or adjustment is appropriate or required or that any financial statement or information previously provided by the Company was incorrect in any respect.

        6.23    Takeover Provisions.    No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Provisions, and each party shall, if any Takeover Provision becomes applicable to this Agreement and the transactions contemplated hereby, take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Provision, as now or hereafter in effect.

        6.24    Shareholder Litigation.    The Company and HEOP shall provide each other with prompt written notice of any shareholder litigation against the Company or HEOP and/or their respective Affiliates relating to the transactions contemplated by this Agreement. In the event of any such litigation against the Company or any of its Affiliates, the Company shall give HEOP the opportunity to participate in the defense or settlement of any such litigation. In addition, no such settlement shall be agreed to without HEOP's prior written consent.

        6.25    Existing Business Relationships.    The Company shall in good faith use reasonable best efforts to ensure that its officers and directors continue their banking relationships with the Company (including following the Closing) to the same extent as exists on the date hereof.

        6.26    Loan Documentation.    The Company shall use all commercially reasonable efforts to fully correct, remedy and otherwise resolve any fact or circumstance to the Company's Knowledge that has resulted, or could reasonably be expected to result, in any Loan that (i) is not evidenced by Loan Documentation that is true, genuine and what it purports to be, (ii) does not represent the valid and legally binding obligation of the Obligor thereunder or (iii) is not enforceable against the Obligor in accordance with its terms, such that the applicable Loan or Loan Documentation fully complies with Section 5.01(bb) hereof.

        6.27    Trust Preferred Securities.    Upon the Effective Time, Surviving Corporation shall assume the due and punctual performance and observance of the covenants to be performed by the Company under the indentures and guarantee agreements listed on Section 6.26 of the Company Disclosure Schedule relating to the trust preferred securities (collectively, the "Trust Preferred Securities"), and the due and punctual payment of the principal of and premium, if any, and interest on the Trust Preferred Securities. In connection therewith, Surviving Corporation shall execute and deliver any supplemental indentures or other documents required to make such assumptions effective and shall provide any opinion of counsel to the trustee thereof if requested.

        6.28    Section 16 Compliance.    The Company Board shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt from Section 16 of the Exchange Act the disposition of shares of Company Common Stock and "derivative securities" (as defined in Rule 16a-1(c) under the Exchange Act) with respect to shares of Company Common Stock by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act.

        6.29    MAM.(1)    Prior to the Closing, the Company shall cause MAM to (a) cancel or redeem all its outstanding preferred shares for total consideration of not more than $1.00, and (b) liquidate and dissolve MAM and distribute to the Company any remaining assets of MAM. The current assets of MAM are listed on Section 6.30 of the Company Disclosure Schedule.

        6.30    Mission Community Development Corporation.    Prior to the Closing, the Company shall cause the liquidation and dissolution of Mission Community Development Corporation.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

        7.01    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligation of each of the parties hereto to consummate the Merger is subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the parties hereto prior to the Effective Time of each of the following conditions:

          (a)    Shareholder Approval.    The Company Shareholder Approval and the HEOP Shareholder Approval shall have been obtained.

          (b)    Regulatory Approvals.    All Regulatory Approvals required to consummate the Merger shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated, and no such Regulatory Approval shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of any Materially Burdensome Regulatory Condition.

(1)
Note to Draft: Please explain which entity will take the losses/gains and what accounting treatment is specifically contemplated.

          (c)    No Injunctions or Restraints; Illegality.    No order, injunction, decree or judgment issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Merger or the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

          (d)    Exchange Listing.    The shares of HEOP Common Stock to be issued as Merger Consideration shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

          (e)    Form S-4.    The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of the Form S-4 nor shall proceedings for that purpose have been threatened.

        7.02    Conditions to Obligation of HEOP.    The obligation of the HEOP to consummate the Merger is also subject to the fulfillment or written waiver prior to the Effective Time of each of the following additional conditions:

          (a)    Representations and Warranties.    (i) Each of the representations and warranties of the Company set forth in Sections 5.01(a)—(d), (n) and (q) of the Agreement shall be true and correct in all respects (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), and (ii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (ii), where the failure to be so true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

          (b)    Performance of Obligations of the Company.    The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

          (c)    Officer's Certificate.    HEOP shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer stating that the conditions specified in Section 7.02(a) and Section 7.02(b) have been satisfied.

          (d)    Opinion of Tax Counsel.    HEOP shall have received an opinion from Manatt, Phelps & Phillips, LLP, special counsel to HEOP, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. In rendering its opinion, Manatt, Phelps & Phillips, LLP may require and rely upon representations contained in letters from each of HEOP and the Company.

          (e)    Closing Date Balance Sheet.    The Company shall have delivered to HEOP the Closing Date Balance Sheet in accordance with the terms and conditions of Section 6.15.

          (f)    Adjusted Shareholders' Equity.    As of the Shareholders' Equity Measuring Date reflected in the Closing Financial Statements, the Adjusted Shareholders' Equity shall not be less than 95% of the Shareholders' Equity of the Company as shown in the Financial Statements as of and for the period ended June 30, 2013, as determined in accordance with GAAP. The term "Adjusted Shareholders Equity" shall mean Shareholders' Equity plus the Transaction Expenses, net of any Tax benefits arising from the deductibility of any Transaction Expenses.

          (g)    Total Deposits.    As of the date of the Closing Financial Statement, the total Core Deposits of the Company Bank shall not be less than 80% of the balance of such Core Deposits on September 30, 2013. The term "Core Deposits" shall mean all deposit liabilities of the Company Bank as defined in 12 U.S.C. 1831(l)(i) as of such date, excluding deposits set forth on Section 7.02(g) of the Company Disclosure Schedule, any brokered deposits for purposes of Section 12 U.S.C. 1831(f)(g) and any certificates of deposit in excess of $250,000. The Company Bank shall have no brokered deposits at Closing.

          (h)    Consents.    The Company shall have obtained each of the consents listed in Section 5.01(c)(ii) of the Company Disclosure Schedule and any material consents of the type required to be identified on Section 5.01(c)(ii) of the Company Disclosure Schedule but were not so indentified as of the date of this Agreement. A copy of each such consent shall have been delivered to HEOP.

          (i)    Professional Expenses.    Based upon the final bills or estimates of such final bills provided in accordance with Section 6.19, the Company shall have paid all Professional Expenses in full prior to the Effective Time, and HEOP shall have received written evidence from the Company to such effect prior to the Effective Time; provided, that HEOP shall have been given an opportunity to review all invoices, bills and estimates relating to such Professional Expenses; provided, further, that the aggregate amount of such Professional Expenses shall be reasonable and shall in no event exceed $1,000,000 (exclusive of reasonable costs incurred or advanced by its Advisors). In no event, shall HEOP be liable for any such Professional Expenses or for any amounts payable to the Company's Advisors.

          (j)    Directors' Resignations.    HEOP shall have received the written resignation of each director of the Company (in such director's capacity as a director of the Company) effective as of the Effective Time.

          (k)    Dissenting Shareholders.    Holders of not in excess of 5% of the outstanding shares of Company Common Stock shall have duly exercised their dissenters' rights under Chapter 13 of the CGCL.

          (l)    Delivery of Option Cancellation Agreements.    Company Option Holders listed on Section 6.09(d) of the Company Disclosure Schedule shall have executed and delivered the In-the-Money Option Holder Agreements and Out-of-the-Money Option Holder Agreements as specified on Section 6.09(d) of the Company Disclosure Schedule.

          (m)    Delivery of Warrant Holder Agreements.    Holders of outstanding Company Warrants listed on Section 5.01(b) of the Company Disclosure Schedules (other than holders of Company Warrants issued in the Company's public rights offering) shall have executed and delivered to HEOP Warrant Holder Agreements.

          (n)    No Company Material Adverse Effect.    Since the date hereof, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or could reasonably be expected to have a Company Material Adverse Effect.

          (o)    Company Convertible Preferred Stock.    All outstanding shares of Series A and Series C Preferred Stock shall have been redeemed or otherwise retired prior to the Effective Time and no shares of Series A and Series C Preferred Stock shall remain outstanding.

          (p)    Title Policies.    The Company shall cause a national title insurance company reasonably acceptable to HEOP (the "Title Company"), to issue at the Closing an extended coverage ALTA Owner's Policy of Title Insurance for each Owned Real Property (collectively, the "Title Policies") with liability in the amount of the Purchase Price allocated to such Owned Real Property, insuring that title to the fee interest in each Owned Real Property is vested in HEOP, subject only to the Permitted Encumbrances and any exceptions shown on the preliminary title reports attached hereto as Section 7.02(p) of the Company Disclosure Schedule. Notwithstanding the foregoing, in the event the Title Company is unable to issue an extended coverage ALTA Owner's Policy of Title Insurance for any Owned Real Property, then the Company shall cause the Title Company to issue a standard coverage ALTA Owner's Policy of Title Insurance for such Owned Real Property with liability in the amount of the Purchase Price allocated to such Owned Real Property, insuring that title to the fee interest in each Owned Real Property is vested in HEOP, subject only to the Permitted Encumbrances and any exceptions shown on the preliminary title reports attached hereto as Section 7.02(p) of the Company Disclosure Schedule.

          (q)    Termination of Shareholders' Rights.    The Company shall take any and all actions necessary to terminate the agreements, and any and all rights, preferences and privileges of, and obligations to the counterparties to such agreements listed on Section 5.01(l)(iv) of the Company Disclosure Schedules, and deliver to HEOP written evidence of the same reasonably satisfactory to HEOP.

          (r)    Other Actions.    The Company shall have furnished HEOP with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 7.01 and Section 7.02 as HEOP may reasonably request.

        7.03    Conditions to Obligations of the Company.    The obligation of the Company to effect the Closing is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

          (a)    Representations and Warranties.    (i) Each of the representations and warranties of HEOP set forth in Sections 5.02(a)—(d) shall be true and correct in all respects (without giving effect to any limitation as to "materiality" or "HEOP Material Adverse Effect" set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties of HEOP set forth in this Agreement shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (ii) where the failure to be so true and correct (without giving effect to any limitation as to "materiality" or "HEOP Material Adverse Effect" set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a HEOP Material Adverse Effect.

          (b)    Performance of Obligations of HEOP.    HEOP shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

          (c)    Investor Rights' Agreement.    HEOP and Carpenter shall have entered into the Investor Rights Agreement in the form attached as Exhibit G.

          (d)    Officer's Certificate.    The Company shall have received a certificate signed on behalf of HEOP by its Chief Executive Officer and Chief Financial Officer stating that the conditions specified in Section 7.03(a) and Section 7.03(b) have been satisfied.

          (e)    Opinion of Tax Counsel.    The Company shall have received an opinion from Katten Muchin Rosenman LLP, special counsel to the Company, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. In rendering its opinion, Katten Muchin Rosenman LLP may require and rely upon representations contained in letters from each of HEOP and the Company.

ARTICLE VIII

TERMINATION

        8.01    Termination.    This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time whether before or after approval of the matters presented in connection with the Merger by the shareholders of the Company:

          (a)   by the mutual written consent of HEOP and the Company;

          (b)   by either the Company or HEOP, if the Closing shall not have occurred on or before End Date (provided that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

          (c)   by either the Company or HEOP, if any Regulatory Approval required to be obtained pursuant to Section 7.01(b) has been denied by the relevant Governmental Entity and such denial has become final and non-appealable, or any Governmental Entity of competent jurisdiction shall have issued a final, non-appealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or if either the Company or HEOP have been formally or informally requested to withdraw any request for Regulatory Approval that is required for the transactions contemplated hereby to be consummated;

          (d)   by the Company, if HEOP has breached or is in breach of any representation, warranty, covenant or agreement on the part of HEOP contained in this Agreement in any respect, which breach would, individually or together with all such other then uncured breaches by HEOP, constitute grounds for the conditions set forth in Section 7.03(a) or 7.03(b) not to be satisfied on the Closing Date and such breach is not cured prior to the earlier of (i) the End Date and (ii) the thirtieth (30th) Business Day after written notice thereof to HEOP or by its nature or timing cannot be cured within such time period;

          (e)   by HEOP, if the Company has breached or is in breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement in any respect, which breach would, individually or together with all such other then uncured breaches by the Company, constitute grounds for the conditions set forth in Section 7.02(a) or 7.02(b) not to be satisfied on the Closing Date and such breach is not cured prior to the earlier of (i) the End Date and (ii) the thirtieth (30th) Business Day after written notice thereof to the Company or by its nature or timing cannot be cured within such time period;

          (f)    by HEOP, if the Company has (i) failed to make the Company Board Recommendation or has withdrawn, modified or qualified, or proposed or resolved to withdraw, modify or qualify, such recommendation in a manner adverse to HEOP, (ii) failed to reaffirm (publicly, if so requested by HEOP) the Company Board Recommendation within ten (10) Business Days after the date any Acquisition Proposal (or material modification thereto) is first publicly disclosed, (iii) failed to comply with its obligations under Section 6.02(b), 6.02(c) or 6.05 or (iv) approved, recommended or endorsed (or in the case of a tender or exchange offer, failed to promptly recommend rejection of), or proposed or resolved to recommend or endorse (or in the case of a tender or exchange offer, failed to promptly recommend rejection of), an Alternative Transaction or Acquisition Proposal involving the Company; or

          (g)   by HEOP, if the Company Shareholder Approval shall not have been obtained by the Company.

          (h)   by the Company, if the HEOP Shareholder Approval shall not have been obtained by HEOP.

        8.02    Effect of Termination.    In the event of termination of this Agreement pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation hereunder to the other party hereto, except that (i) Section 6.03 (Public Disclosure), Section 6.04 (Access; Information), Section 8.01 (Termination), Section 8.02 (Effect of Termination), Section 8.03 (Termination Fee), Section 8.04 (Amendment), Section 8.05 (Extension; Waiver), and Article IX (General Provisions) shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from liability for any willful and material breach of any provision of this Agreement.

        8.03    Termination Fee.

          (a)   In the event that (i) an Acquisition Proposal shall have been communicated to or otherwise made known to the shareholders, senior management or the Company Board, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal involving the Company after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by HEOP or the Company pursuant to Section 8.01(b) (if the Company Shareholder Approval has not theretofore been obtained) or (B) by HEOP pursuant to Section 8.01(e) and (iii) prior to the date that is twelve (12) months after the date of such termination the Company consummates an Alternative Transaction or enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to an Alternative Transaction, then the Company shall on the earlier of the date an Alternative Transaction is consummated or any such letter executed or agreement entered into, as applicable, pay HEOP a fee equal to $2,500,000 (the "Termination Fee") by wire transfer of immediately available funds.

          (b)   In the event that this Agreement is terminated (i) by HEOP pursuant to Section 8.01(f), or (ii) by HEOP pursuant to Section 8.01(g), then the Company shall pay HEOP the Termination Fee by wire transfer of immediately available funds on the date of termination.

          (c)   In event that the Termination Fee is payable under this Section 8.03, the Company shall also reimburse HEOP for all of its out-of-pocket expenses incurred by HEOP in connection with this Agreement and the transactions contemplated herein, including fees and expenses of accountants, financial advisors and attorneys, and costs and expenses otherwise allocated to HEOP pursuant to Section 9.02.

          (d)   The Company acknowledges that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, HEOP would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 8.03, and, in order to obtain such payment, HEOP commences a suit which results in a judgment against the Company for the fee set forth in this Section 8.03, the Company shall pay to HEOP its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the prime rate published in The Wall Street Journal on the date that such payment was required to be made plus 300 basis points.

          (e)   Except under circumstances provided for in Section 8.02(ii), notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee becomes payable and is paid by the Company pursuant to this Section 8.03, the Termination Fee shall be HEOP's sole and exclusive remedy under this Agreement.

        8.04    Amendment.    Subject to compliance with applicable Law, this Agreement may be amended by HEOP and the Company; provided, however, after any approval of the transactions contemplated by this Agreement by the shareholders of the Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires such further approval under applicable Law; and provided, further, that this Agreement may not be amended except by an instrument in writing signed on behalf of HEOP and the Company.

        8.05    Extension; Waiver.    At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to exercise any right or to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other matter.

ARTICLE IX

MISCELLANEOUS

        9.01    No Survival of Representations and Warranties and Agreements.    None of the representations and warranties set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit the survival of any covenant or agreement contained in this Agreement that by its terms applies or is to be performed in whole or in part after the Effective Time

        9.02    Expenses.    Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

        9.03    Notices.    All notices and other communications required or permitted to be given hereunder shall be sent to the party to whom it is to be given and be either delivered personally against receipt, by facsimile or other wire transmission, by registered or certified mail (postage prepaid, return receipt requested) or deposited with an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        If to HEOP to:

    1222 Vine Street
    Paso Robles, CA 93446
    Attention: Simone Lagomarsino, President & Chief Executive Officer
    Fax: (805) 369-5062

        With copies to:

    Manatt, Phelps & Phillips, LLP
    11355 West Olymopic Blvd.
    Los Angeles, CA 90064
    Attention: David M. Grinberg, Esq.
                      Jordan Hamburger, Esq.
    Fax: (310) 312-4224

        If to the Company to:

    3380 South Higuera Street
    San Luis Obispo, California 93401
    Attention: James Lokey, Chief Executive
    Fax: 805-269-2047

        With a copy to:

    King, Holmes, Paterno & Berliner, LLP
    1900 Avenue Of the Stars, Twenty-Fifth Floor
    Los Angeles, California 90067-4506
    Attention: Eileen Lyon, Esq.
    Telephone 310-282-8989
    Facsimile 310-282-8903

All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile or other wire transmission, (iii) three (3) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid or (iv) one (1) Business Day after being deposited with a reputable overnight courier.

        9.04    Interpretation.    For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms "hereof," "herein," and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, paragraph, Schedule and Exhibit references are to the Articles, Sections, paragraphs, Schedules and Exhibits to this Agreement unless otherwise specified, (iii) whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," (iv) the word "or" shall not be exclusive and (v) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Schedule or the HEOP Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Schedule or the HEOP Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Company Disclosure Schedule or the HEOP Disclosure Schedule is or is not material for purposes of this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable law.

        9.05    Counterparts.    This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        9.06    Entire Agreement.    This Agreement (including the Company Disclosure Schedule and the HEOP Disclosure Schedule, other Schedules and other documents and the instruments referred to herein), the Voting and Support Agreements and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

        9.07    Effect.    No provision of this Agreement shall be construed to require the Company or HEOP or any Affiliates or directors of any of them to take any action or omit to take any action which action or omission would violate applicable Law (whether statutory or common law), rule or regulation.

        9.08    Governing Law; Venue; WAIVER OF JURY TRIAL.

          (a)   This Agreement shall be governed and construed in accordance with the Laws of the State of California, without regard to any applicable conflicts of law.

          (b)   Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in San Luis Obispo County (the "California Courts"), and, solely in connection with claims arising under this Agreement or the Merger that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the California Courts, (ii) waives any objection to laying venue in any such action or proceeding in the California Courts, (iii) waives any objection that the California Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.03.

          (c)   Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives, to the extent permitted by Law at the time of institution of the applicable litigation, any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that: (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver; (ii) each party understands and has considered the implications of this waiver; (iii) each party makes this waiver voluntarily; and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.08.

        9.09    Specific Performance.    The parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including failing to take such actions as are required of them hereunder to consummate this Agreement). Accordingly, except as provided in Section 8.03(e), each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any California Court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

        9.10    Severability.    Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        9.11    Alternative Structure.    Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, HEOP may, at any time prior to the Effective Time (including, to the extent permitted by applicable Law, after the Company's shareholders have adopted this Agreement), change the method of effecting the Merger and/or the Bank Merger (including, without limitation, the provisions of Article III and including, without limitation, by electing not to merge the Company into HEOP, but rather merge a Subsidiary of HEOP into the Company, and not to merge the Company Bank into a Subsidiary of HEOP, if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration to be paid to holders of Company Common Stock, (ii) adversely affect the Tax treatment of the Company's shareholders as a result of receiving the Merger Consideration, (iii) materially impede, delay or prevent consummation of the transactions contemplated by this Agreement or (iv) otherwise be materially prejudicial to the interests of the shareholders of the Company.

        9.12    Assignment; Third-Party Beneficiaries.    Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that HEOP may assign any of its rights under this Agreement to a direct or indirect wholly owned Subsidiary of HEOP. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.08, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. HEOP shall cause any successor entity by merger or otherwise to expressly assume all obligations under Section 6.08.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

HERITAGE OAKS BANCORP
By:	/s/ SIMONE LAGOMARSINO
	Name:	Simone Lagomarsino
	Title:	President & Chief Executive Officer
MISSION COMMUNITY BANCORP
By:	/s/ JAMES W. LOKEY
	Name:	James W. Lokey
	Title:	Chairman of the Board and Chief Executive Officer

Exhibit A

Form of Voting and Support Agreement

[See Exhibit 10.2]

A-A-1

 Exhibit B

AGREEMENT OF MERGER

OF

HERITAGE OAKS BANCORP

AND

MISSION COMMUNITY BANCORP

        AGREEMENT OF MERGER entered into on October     , 2013 by Heritage Oaks Bancorp ("HEOP") and Mission Community Bancorp (the "Company"), as approved by the Board of Directors of each of said corporations:

          1.     The Company, which is a corporation incorporated in the State of California, and which is sometimes hereinafter referred to as the "disappearing corporation," shall be merged with and into HEOP, which is a corporation incorporated in the State of California, and which is sometimes hereinafter referred to as the "surviving corporation."

          2.     The separate existence of the disappearing corporation shall cease upon the effective date of the merger in accordance with the provisions of the General Corporation Law of the State of California.

          3.     The surviving corporation shall continue its existence under the name "Heritage Oaks Bancorp", pursuant to the provisions of the General Corporation Law of the State of California.

          4.     The articles of incorporation of the surviving corporation will remain effective following the Effective Time of the merger and shall continue in full force and effect until changed, altered or amended as therein provided and in the manner prescribed by the provisions of the General Corporation Law of the State of California.

          5.     The bylaws of the surviving corporation will remain effective following the Effective Time of the merger and shall continue in full force and effect until changed, altered or amended as therein provided and in the manner prescribed by the provisions of the General Corporation Law of the State of California.

          6.     The directors of the surviving corporation immediately after the Effective Time of the merger shall be the directors of HEOP immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified, except that at the Effective Time, HEOP shall cause two directors selected in accordance with that certain Investor Rights Agreement to be entered into at the Effective Time to be appointed as directors of the surviving corporation.

          7.     The executive officers of the surviving corporation immediately after the Effective Time of the merger shall be the executive officers of HEOP immediately prior to the Effective Time.

          8.     Upon the Effective Time of the merger, each share of common stock of the disappearing corporation shall be converted into the right to receive a portion of the merger consideration as follows: (i) an amount in cash without interest equal to the quotient of (A) the Adjusted Cash Consideration divided by (B) the number of shares of Company common stock issued and outstanding immediately prior to the Effective Time; and (ii) a number of validly issued, fully paid and non-assessable shares of surviving corporation common stock equal to the quotient of (A) 7,541,353 divided by (B) the number of shares of Company common stock issued and outstanding immediately prior to the Effective Time. "Adjusted Cash Consideration" means (I) $8,000,000, plus (II) any cash received by the Company upon the exercise of Company warrants to purchase common stock prior to the Effective Time, minus (III) the aggregate consideration paid to option and warrant holders at the Effective Time.

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          9.     The Agreement of Merger herein entered into and approved has been submitted to the shareholders of HEOP entitled to vote thereon and to the shareholders of the disappearing corporation for their approval or rejection in the manner prescribed by the provisions of the General Corporation Law of the State of California.

          10.   In the event that this Agreement of Merger shall have been approved by the shareholders entitled to vote of the disappearing corporation and of the surviving corporation in the manner prescribed by the provisions of the General Corporation Law of the State of California, the disappearing corporation and the surviving corporation hereby agree that they will cause to be executed and filed and/or recorded any document or documents prescribed by the laws of the State of California, and that they will cause to be performed all necessary acts therein and elsewhere to effectuate the merger.

          11.   The Board of Directors and the proper officers of the disappearing corporation and of the surviving corporation, respectively, are hereby authorized, empowered and directed to do any and all acts and things, and to make, execute, deliver, file, and/or record any and all instruments, papers and documents which shall be or become necessary, proper or convenient to carry out or put into effect any of the provisions of this Agreement of Merger or of the merger herein provided for.

          12.   The merger will be effective ("Effective Time") as prescribed by law.

          13.   Notwithstanding the approval of the Agreement of Merger herein provided for by the shareholders entitled to vote of the disappearing corporation and of the surviving corporation, this Agreement may be terminated, and the merger may be abandoned at any time prior to the Effective Time, by the mutual consent of the Company and HEOP.

A-B-2

Signed on October     , 2013

HERITAGE OAKS BANCORP
By:
	Name:	Simone Lagomarsino
	Title:	President and Chief Executive Officer
By:
	Name:	William Raver
	Title:	Corporate Secretary

Signed on October     , 2013

MISSION COMMUNITY BANCORP
By:
	Name:	[ ]
	Title:	[President]
By:
	Name:	[ ]
	Title:	[Secretary]

A-B-3

Exhibit C
AGREEMENT OF MERGER

        Agreement of Merger, dated as of October     , 2013, by and between Heritage Oaks Bank (the "Acquiror Bank") and Mission Community Bank (the "Bank").

WlTNESSETH:

        WHEREAS, the Bank is a California-chartered bank and a wholly-owned subsidiary of Mission Community Bancorp, a California corporation (the "Company"); and

        WHEREAS, the Acquiror Bank is a California-chartered bank and a wholly-owned subsidiary of Heritage Oaks Bancorp, a California corporation ("HEOP"); and

        WHEREAS, HEOP and the Company have entered into an Agreement and Plan of Merger, dated as of October     , 2013 (the "Agreement"), pursuant to which the Company will merge with and into HEOP (the "Parent Merger"); and

        WHEREAS, the Boards of Directors of the Bank and the Acquiror Bank have approved, and deemed it advisable to consummate the merger provided for herein in which the Bank would merge with and into the Acquiror Bank on the terms and conditions herein provided immediately following the effective time of the Parent Merger.

        NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements in the Agreement and herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

          1.    The Merger.    Subject to the terms and conditions of this Agreement of Merger, at the Effective Time (as defined in Section 2 hereof), the separate existence of the Bank shall cease and the Bank shall merge with and into the Acquiror Bank (the "Merger") under the laws of California. The Acquiror Bank shall be the surviving bank of the Merger (the "Surviving Bank").

          2.    Effective Time.    The Merger shall become effective on the date and at the time that the Articles of Merger are filed with the California Department of Business Oversight, unless a later date and time is specified as the effective time in such Articles of Merger (the "Effective Time"). The Merger shall not become effective until notification has been provided to the California Department of Business Oversight.

          3.    Articles of Incorporation; Bylaws.    The Articles of Incorporation and the Bylaws of the Acquiror Bank as in effect immediately prior to the effective time of the Merger shall be those of the Surviving Bank, until altered, amended or repealed in accordance with their terms and applicable law.

          4.    Name; Offices.    The name of the Surviving Bank shall be "Heritage Oaks Bank." The main office of the Surviving Bank shall be the main office of the Acquiror Bank immediately prior to the Effective Time. All branch offices of the Bank and the Acquiror Bank which were in lawful operation immediately prior to the Effective Time shall be the branch offices of the Surviving Bank upon consummation of the Merger, subject to the opening or closing of any offices which may be authorized by the Bank or the Acquiror Bank and applicable regulatory authorities. The location of the main office and other offices of the Surviving Bank are listed on Schedule I attached hereto.

          5.    Directors and Executive Officers.    Upon consummation of the Merger, until changed in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank, the directors of the Surviving Bank shall consist of those persons who are the directors of the Acquiror Bank immediately prior to the Effective Time, except that at the Effective Time, HEOP shall cause two

A-C-1

  directors selected in accordance with that certain Investor Rights Agreement to be entered into at the Effective Time to be appointed as directors of the Surviving Bank. The directors of the Surviving Bank shall hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank.

          6.    Effects of the Merger.    At the Effective Time, the effect of the Merger shall be as provided in the General Corporation Law of the State of California. Without limiting the generality of the foregoing and subject thereto, at the Effective Time:

              (i)  all rights, franchises and interests of the Bank in and to every type of property (real, personal and mixed), tangible and intangible, and chooses in action, shall be transferred to and vested in the Surviving Bank by virtue of the Merger without any deed or other transfer, and the Surviving Bank, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver and committee, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interest were held or enjoyed by the Bank immediately prior to the Effective Time; and

             (ii)  the Surviving Bank shall be liable for all liabilities of the Bank, fixed or contingent, including all deposits, accounts, debts, obligations and contracts thereof, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account or records thereof, and all rights of creditors or obligees and all liens on property of the Bank shall be preserved unimpaired; after the Effective Time, the Surviving Bank will continue to issue accounts on the same basis as immediately prior to the Effective Time.

          7.    Effect on Shares of Stock.

            (a)   Each share of Acquiror Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding.

            (b)   At the Effective Time, each share of Bank common stock issued and outstanding prior to the Merger shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled without consideration. Any shares of Bank common stock held in the treasury of the Bank immediately prior to the Effective Time shall be retired and canceled.

          8.    Additional Actions.    If, at any time after the Effective Time, the Surviving Bank shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Bank its rights, title or interest in, to or under any of the rights, properties or assets of the Bank acquired or to be acquired by the Surviving Bank as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement of Merger, the Bank and its proper officers and directors shall be deemed to have granted to the Surviving Bank an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Bank and otherwise to carry out the purposes of this Agreement of Merger; and the proper officers and directors of the Surviving Bank are fully authorized in the name of the Bank or otherwise to take any and all such action.

          9.    Governing Law.    This Agreement of Merger shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the state of California.

A-C-2

          10.    Amendment.    Subject to applicable law, this Agreement of Merger may be amended, modified or supplemented only by written agreement of the Acquiror Bank and the Bank at any time prior to the Effective Time.

          11.    Waiver.    Any of the terms or conditions of this Agreement of Merger may be waived at any time prior to the Effective Time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.

          12.    Assignment.    This Agreement of Merger may not be assigned by any party hereto without the prior written consent of the other party.

          13.    Termination.    This Agreement of Merger shall terminate upon the termination of the Agreement in accordance with its terms. This Agreement of Merger may also be terminated at any time prior to the Effective Time by an instrument executed by the Acquiror Bank and the Bank.

          14.    Procurement of Approvals.    The Acquiror Bank and the Bank shall use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement of Merger, subject to and in accordance with the applicable provisions of the Agreement, including without limitation the preparation and submission of such applications or other filings for approval of the Merger to the DFI and the Federal Deposit Insurance Corporation as may be required by applicable laws and regulations.

          15.    Conditions Precedent.    The obligations of the parties under this Agreement of Merger shall be subject to: (i) receipt of approval of the Merger from all governmental and banking authorities whose approval is required; (ii) receipt of any necessary regulatory approval to operate the main office and the branch offices of the Bank as offices of the Surviving Bank; and (iii) the consummation of the Parent Merger pursuant to the Agreement on or before the Effective Time.

          16.    Entire Agreement.    Except as otherwise set forth in this Agreement of Merger and the Agreement, this Agreement of Merger (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

[Signature page follows]

A-C-3

        IN WITNESS WHEREOF, each of the Acquiror Bank and the Bank has caused this Agreement of Merger to be executed on its behalf by its duly authorized officers.

HERITAGE OAKS BANK
By:
	Name:	Simone Lagomarsino
	Title:	President and Chief Executive Officer
By:
	Name:	William Raver
	Title:	Corporate Secretary]
MISSION COMMUNITY BANK
By:
	Name:	[ ]
	Title:	[President]
By:
	Name:	[ ]
	Title:	[Secretary]

A-C-4

 Schedule I

A-C-5

 Exhibit D

WARRANT HOLDER AGREEMENT
([    •    ] Shares)

        This WARRANT HOLDER AGREEMENT (the "Agreement"), dated as of October     , 2013 (the "Effective Date"), is made by and between Mission Community Bancorp, a California corporation (the "Company"), Heritage Oaks Bancorp ("HEOP") and the undersigned ("Warrant Holder") with respect to that certain Agreement and Plan of Merger ("Merger Agreement") dated October     , 2013 pursuant to which the Company will be merged with and into HEOP ("Merger") and the separate corporate existence of the Company shall cease.

        WHEREAS, the Company has issued to Warrant Holder a Warrant to purchase [    •    ] shares of Common Stock of the Company ("Warrant Shares") at an exercise price of $5.00 per share, pursuant to a Warrant Agreement dated [    •    ], which Warrants are currently exercisable and expire [    •    ] (the "Warrant").

        WHEREAS, pursuant to the terms of Section 13 of the Warrant, in the Merger, the Warrant would be converted into the right to exercise the Warrant to acquire the number of shares of stock or other securities or property (including cash) which the Common Stock issuable upon exercise of this Warrant immediately prior to the Merger would have been entitled to receive upon consummation of the Merger ("Conversion Rights").

        WHEREAS, HEOP proposes to issue to Warrant Holder cash consideration in the amount of $0.98 per Warrant Share ("Per Warrant Consideration") in lieu of the Conversion Rights.

        NOW, THEREFORE, in consideration of the above premises and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company, HEOP and the Warrant Holder hereby agree as follows:

          1.    Definitions; Interpretation.    Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to those terms in the Merger Agreement.

          2.    Agreement Not To Exercise Warrants.    Warrant Holder agrees not to exercise any of the Warrants before the Effective Time.

          3.    Cash Consideration.    At the Effective Time of the Merger, Warrant Holder's Conversion Rights shall be converted into the right to receive cash in an amount equal to the Per Warrant Consideration multiplied by the Warrant Shares.

          4.    Cancellation of Warrants.    Subject to receipt of the Warrant Consideration, the Warrant shall be cancelled as of the Effective Time of the Merger and the Warrant Holder shall have no further right with respect thereto.

          5.    Release.    Warrant Holder acknowledges that the Warrant Consideration to be received pursuant to the Merger Agreement is adequate consideration for this Agreement, including, without limitation, the cancelation of the Warrant Agreement and the release set forth below. Warrant Holder hereby releases Company, HEOP and their respective subsidiaries, boards of directors, agents, attorneys, stockholders, successors and assigns from any and all obligations relating to the Warrants or the Warrant Agreement. With respect to this release, Warrant Holder expressly waives and relinquishes all rights and benefits afforded by Section 1542 of the Civil Code of California and does so understanding and acknowledging the significance and consequence of such specific waiver of Section 1542. Section 1542 of the Civil Code of California states as follows:

    A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME

A-D-1

    OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

        Thus, notwithstanding the provisions of Section 1542, Warrant Holder expressly acknowledges that this release is intended to include in its effect, without limitation, all claims relating to the Warrants and the Warrant Agreement that it does not now know or suspect to exist, and that this Agreement contemplates the extinguishment of any such claim or claims.

          6.    Termination of Merger Agreement.    In the event the Merger Agreement is terminated by Company or HEOP in accordance with its terms, this Agreement shall automatically terminate and none of the parties hereto shall have any further liability or obligation to the other(s) with respect to the subject matter hereof in connection with the Warrants.

          7.    Headings.    Headings in this Agreement are for convenience of reference only and are not part of the substance hereof.

          8.    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of California without reference to conflicts of law rules.

          9.    Counterparts.    This Agreement may be executed in any number of identical counterparts, any set of which signed by all of the parties hereto shall be deemed to constitute a complete, executed original for all purposes.

[Signatures on Next Page]

A-D-2

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

"COMPANY"
MISSION COMMUNITY BANCORP
By:
	Name:	James M. Lokey
	Title:	President and Chief Executive Officer
"HEOP"
HERITAGE OAKS BANCORP, INC.
By:
	Name:	Simone F. Lagomarsino
	Title:	President and Chief Executive Officer
"HOLDER" [•]
By:
	Name:	(Print)
	Title:	Managing Member

A-D-3

 Exhibit E

OPTION HOLDER AGREEMENT

                  , 2013

Mission Community Bancorp, Inc.
3380 S. Higuera Street
San Luis Obispo, CA 93401

  Re:    Options to Purchase Stock

Gentlemen:

        Reference is hereby made to that certain Agreement and Plan of Merger ("Merger Agreement") dated October     , 2013 by and between Heritage Oaks Bancorp ("HEOP") and Mission Community Bancorp, Inc. ("Company") pursuant to which the Company will be merged with and into HEOP ("Merger") and the separate corporate existence of the Company shall cease.

        I previously have been granted options to acquire shares of Company Common Stock, pursuant to one or more stock option agreements (the "Option Agreements") between Company and me, each of every one of which are listed on the attachment to this letter. With respect to the number of shares of Company Common Stock for which I have unexercised options under the Option Agreements to purchase such shares, which number of shares is set forth below my signature (the "Covered Options"), I acknowledge and agree that immediately prior to consummation of the Merger described above (the "Effective Time"), my Covered Options shall be terminated with no further action necessary on my part. In consideration therefor, I shall receive, in lieu of the Covered Options and any and all shares of Company Common Stock that otherwise would have been issuable upon exercise of the Covered Options, an amount in cash without interest equal to (i) $5.98 minus (ii) the exercise price per share with respect to the Covered Option in question (such amount, the "Option Termination Consideration"). I acknowledge that the Option Termination Consideration to be received by me pursuant to this letter agreement is adequate consideration for my agreement to the terms and conditions of this letter agreement, including, without limitation, the cancelation of the Option Agreements and the Covered Options and the release set forth below.

        I hereby agree not to exercise any of my Covered Options before the Effective Time. I further agree (a) to accept the Option Termination Consideration for all of my Covered Options in full satisfaction of all my rights under the Covered Options, and (b) that, without limitation, subject to receipt of the Option Termination Consideration for the Covered Options, such Covered Options and the Option Agreements will be cancelled and will terminate at the Effective Time.

        I acknowledge that receipt of the Option Termination Consideration is subject to the satisfaction or fulfillment or waiver of the conditions of Closing contained in the Merger Agreement, and that the Company may collect in cash (and timely pay) all applicable withholding and payroll taxes with respect to such options and shall comply with all payroll reporting requirements with respect thereto.

        Upon receipt of the Option Termination Consideration for my Covered Options, I hereby release Company, HEOP and their respective subsidiaries, boards of directors, agents, attorneys, stockholders, successors and assigns from any and all obligations to me relating to the Covered Options and the Option Agreements. With respect to this release, I expressly waive and relinquish all rights and benefits afforded me by Section 1542 of the Civil Code of California and do so understanding and acknowledging the significance and consequence of such specific waiver of Section 1542. Section 1542 of the Civil Code of California states as follows:

  A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF

A-E-1

  EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

        Thus, notwithstanding the provisions of Section 1542, I expressly acknowledge that this release is intended to include in its effect, without limitation, all claims relating to the Covered Options and the Option Agreements that I do not now know or suspect to exist, and that this letter contemplates the extinguishment of any such claim or claims.

        I further agree to take such additional actions and deliver such additional documents and certificates as may be reasonably requested by Company and/or HEOP to effect the transactions described in this Agreement.

        In the event the Merger Agreement is terminated by Company or HEOP in accordance with its terms, this letter agreement shall automatically terminate and none of the parties hereto shall have any further liability or obligation to the other(s) with respect to the subject matter hereof in connection with the Covered Options.

        I understand and agree that the Option Termination Consideration to be received by me pursuant to this letter agreement will be subject to applicable federal withholding obligations and reporting.

Very truly yours,
Signature
Name of Option Holder
Shares subject to Covered Options

Agreed and Acknowledged:

MISSION COMMUNITY BANCORP, INC.

By:
James Lokey, President

A-E-2

 List of Option Agreements

A-E-3

 Exhibit F

OPTION CANCELLATION AGREEMENT

                        , 2013

Mission Community Bancorp, Inc.
3380 S. Higuera Street
San Luis Obispo, CA 93401

  Re:    Options to Purchase Stock

Gentlemen:

        Reference is hereby made to that certain Agreement and Plan of Merger ("Merger Agreement") dated October     , 2013 by and between Heritage Oaks Bancorp ("HEOP") and Mission Community Bancorp, Inc. ("Company") pursuant to which the Company will be merged with and into HEOP ("Merger") and the separate corporate existence of the Company shall cease.

        I previously have been granted options to acquire shares of Company Common Stock, pursuant to one or more stock option agreements (the "Option Agreements") between Company and me, each of every one of which are listed on the attachment to this letter. With respect to the number of shares of Company Common Stock for which I have unexercised options under the Option Agreements to purchase such shares, which number of shares is set forth below my signature (the "Covered Options"), I acknowledge and agree that immediately prior to consummation of the Merger described above (the "Effective Time"), my Covered Options shall be terminated with no further action necessary on my part. In consideration therefor, I shall receive, in lieu of the Covered Options and any and all shares of Company Common Stock that otherwise would have been issuable upon exercise of the Covered Options, a lump sum payment in cash in the aggregate amount of $500.00 (the "Option Termination Consideration"). I acknowledge that the Option Termination Consideration to be received by me pursuant to this letter agreement is adequate consideration for my agreement to the terms and conditions of this letter agreement, including, without limitation, the cancelation of the Option Agreements and the Covered Options and the release set forth below.

        I hereby agree not to exercise any of my Covered Options before the Effective Time. I further agree (a) to accept the Option Termination Consideration for all of my Covered Options in full satisfaction of all my rights under the Covered Options, and (b) that, without limitation, subject to receipt of the Option Termination Consideration for the Covered Options, such Covered Options and the Option Agreements will be cancelled and will terminate at the Effective Time.

        Upon receipt of the Option Termination Consideration for my Covered Options, I hereby release Company, HEOP and their respective subsidiaries, boards of directors, agents, attorneys, stockholders, successors and assigns from any and all obligations to me relating to the Covered Options and the Option Agreements. With respect to this release, I expressly waive and relinquish all rights and benefits afforded me by Section 1542 of the Civil Code of California and do so understanding and acknowledging the significance and consequence of such specific waiver of Section 1542. Section 1542 of the Civil Code of California states as follows:

  A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

        Thus, notwithstanding the provisions of Section 1542, I expressly acknowledge that this release is intended to include in its effect, without limitation, all claims relating to the Covered Options and the

A-F-1

Option Agreements that I do not now know or suspect to exist, and that this letter contemplates the extinguishment of any such claim or claims.

        I further agree to take such additional actions and deliver such additional documents and certificates as may be reasonably requested by Company and/or HEOP to effect the transactions described in this Agreement.

        In the event the Merger Agreement is terminated by Company or HEOP in accordance with its terms, this letter agreement shall automatically terminate and none of the parties hereto shall have any further liability or obligation to the other(s) with respect to the subject matter hereof in connection with the Covered Options.

        I understand and agree that the Option Termination Consideration to be received by me pursuant to this letter agreement will be subject to applicable federal withholding obligations and reporting.

Very truly yours,
Signature
Name of Option Holder
Shares subject to Covered Options
Agreed and Acknowledged:
MISSION COMMUNITY BANCORP, INC.
By:	James Lokey, President

A-F-2

 List of Option Agreements

A-F-3

 Exhibit G

[HEOP LETTERHEAD]

October 21, 2013

Carpenter Community BancFund, L.P.
Carpenter Community BancFund-A, L.P.
Carpenter Community BancFund-CA, L.P.
c/o Carpenter Fund Manager GP, LLC
5 Park Plaza
Suite 950
Irvine, CA 92614

        Re:    Investor Rights Agreement

Gentlemen:

        This letter will confirm our agreement with Carpenter Fund Manager GP, LLC, (the "Manager") on behalf of, and as general partner of, each of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund-CA, L.P. (collectively, the "Investors") that pursuant to and effective as of the consummation of the merger (the "Merger") of Mission Community Bancorp ("Mission") with and into Heritage Oaks Bancorp ("HEOP"), pursuant to that certain Agreement and Plan of Merger dated as of October 21, 2013, by and between Mission and HEOP, the Manager, on behalf of the Investors, shall be entitled to the following rights, in addition to any rights specifically provided to all shareholders of HEOP.

        1.    Board Representation.

            (i)  Prior to the effectiveness of the Merger, the Manager will identify to HEOP and Heritage Oaks Bank ("HEOP Bank") in writing two (2) candidates (the "Manager Nominees") to serve on the Board of Directors of HEOP (the "HEOP Board") and the Board of Directors of the HEOP Bank (the "Bank Board"). Upon the effectiveness of the Merger, HEOP will appoint each such Manager Nominee to the HEOP Board and to the Bank Board, subject to: (a) such Manager Nominee being qualified to serve as a member of the HEOP Board and the Bank Board under all applicable corporate governance policies or guidelines of HEOP and HEOP Bank, and applicable legal, regulatory and stock market requirements, and (b) the receipt of any necessary regulatory approvals, if any.

           (ii)  From and after the Merger, and for so long as the Investors' beneficial ownership (as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the issued and outstanding shares of the common stock of HEOP ("Investors' Beneficial Ownership") is equal to 14.9% or more, HEOP will take all lawful action to (i) elect the Manager Nominees designated in writing by the Manager who qualify to serve as a member of the Bank Board under all applicable corporate governance policies or guidelines of HEOP Bank, and applicable legal, regulatory and stock market requirements, to the Bank Board and (ii) nominate and recommend to its shareholders the Manager Nominees for election to the HEOP Board at HEOP's annual meeting of shareholders, subject to such Manager Nominee being qualified to serve as a member of the HEOP Board under all applicable corporate governance policies or guidelines of HEOP, and applicable legal, regulatory and stock market requirements and subject to the reasonable approval of the Nominating and Governance Committee of the HEOP Board (such approval not to be unreasonably withheld or delayed). HEOP shall use its reasonable best efforts to cause the Manager Nominees to be elected as directors of HEOP, and HEOP shall solicit proxies for each such person to the same extent as it does for any of its other nominees to the HEOP Board. The Manager shall notify HEOP of its proposed Manager

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  Nominee(s) to the HEOP Board, in writing, no later than the latest date on which shareholders of HEOP may make nominations to the HEOP Board in accordance with the bylaws of HEOP, together with all information concerning such nominee(s) reasonably requested by HEOP, so that HEOP can comply with applicable disclosure rules (the "Nominee Disclosure Information"); provided that in the event the Manager fails to provide any such notice, the Manager Nominee(s) shall be the person(s) then serving as the Manager Nominee(s) as long as the Manager provides the Nominee Disclosure Information to HEOP promptly upon request by HEOP.

          (iii)  At such time as the Investors' Beneficial Ownership is less than 14.9% but more than 6%, the Manager shall continue to have the rights under subsection 1(ii) above, but only with respect to one (1) director, and at the written request of the HEOP Board, the Manager shall use its reasonable best efforts to cause one of the Manager Nominees to resign from the HEOP Board as promptly as possible thereafter, and at the written request of the Bank Board, the Manager shall use its reasonable best efforts to cause one of the Manager Nominees to resign from the Bank Board as promptly as possible thereafter. At such time as the Investors' Beneficial Ownership is less than 6%, the Manager will have no further rights under this letter agreement, and at the written request of the HEOP Board, the Manager shall use its reasonable best efforts to cause the remaining Manager Nominee to resign from the HEOP Board as promptly as possible thereafter, and at the written request of the Bank Board, the Manager shall use its reasonable best efforts to cause the remaining Manager Nominee to resign from the Bank Board as promptly as possible thereafter.

          (iv)  If any Manager Nominee ceases to serve as a director of the HEOP Board and/or the Bank Board for any reason (other than due to the fact that the Investors' Beneficial Ownership falls below the thresholds set forth in this letter agreement), HEOP shall use its reasonable best efforts to take all action required to fill the vacancy or vacancies created thereby with an individual designated by the Manager (a "Manager Successor Designee") to serve in place of such Manager Nominee for the remainder of the term that the Manager Nominee who is being replaced would have served if he or she had not been replaced, subject to such Manager Successor Designee being qualified to serve as a member of the HEOP Board and the Bank Board under all applicable corporate governance policies or guidelines of HEOP and HEOP Bank, and applicable legal, regulatory and stock market requirements.

           (v)  Subject to subsection 1(vi) below, if a Manager Nominee is nominated by HEOP but not elected to the HEOP Board, HEOP shall immediately increase the size of the HEOP Board and appoint an individual designated by the Manager (such individual to be different from the individual who was not elected by the shareholders of HEOP) to the HEOP Board.

          (vi)  Anything to the contrary provided in this Section 1 notwithstanding, no increase in the size of the HEOP Board shall be required by this Section 1 if it would cause the size of the HEOP Board to exceed the maximum size permitted under HEOP's articles of incorporation or bylaws; provided that HEOP shall use its reasonable best efforts to amend such articles of incorporation or bylaws to increase the number of directorships necessary to appoint the individual designated by the Manager, including, without limitation, submitting a shareholder proposal to amend the articles of incorporation or bylaws to increase the number of seats submitted to a vote of shareholders at HEOP's next annual meeting of shareholders.

        2.    Passivity Commitments.    At such time as the Investors' Beneficial Ownership shall be less than 14.9%, Manager and the Investors shall use their reasonable best efforts not to be deemed to be in "control" of HEOP Bank under the rules and regulations of the Federal Reserve Board promulgated under the Bank Holding Company Act of 1956, as amended ("BHC Act"), and in such regard Manager, on behalf of the Investors, agrees to enter into passivity commitments in form and substance satisfactory to the Board of Governors of the Federal Reserve System to effectively rebut any

A-G-2

presumption of control which may be deemed to exist by the Board of Governors under the BHC Act; provided, however, that no such passivity commitments shall be required to be entered into by Investors if such commitment would terminate or diminish Investors' right to board representation as provided in Section 1 above.

        3.    Consultation.    The Investors may consult with management of HEOP on the Investors' views on maters relating to the operation of the business.

        4.    Access.    The Investors, after appropriate notification of HEOP's management, may examine the books and records of HEOP and inspect its facilities and may request information at reasonable times and intervals concerning the general status of HEOP's financial condition and operations, provided that access to trade secrets need not be provided. Further, if the Investors are not represented on HEOP's or HEOP Bank's Board of Directors, HEOP shall give a representative of the Investors copies of all notices, minutes, consents and other material that HEOP and HEOP Bank provides to their directors, except that the representative may be excluded from access to any material or portion thereof if HEOP believes, upon advice of counsel, that such exclusion is reasonably necessary or advisable to preserve the attorney-client privilege, to protect trade secrets, to comply with fiduciary duties or for other similar reasons, including materials to be discussed other than in a routine session, such as an executive session. In addition, the representative may also be excluded from access to any material or meeting or portion thereof to the extent the HEOP Board or the Bank Board are meeting in other than routine executive session.

        5.    Termination.    This letter agreement shall automatically terminate and be of no further force or effect, without any action on the part of any of the parties hereto, (a) in the event of the sale of substantially all of the assets HEOP or a change of control of HEOP, which shall be deemed to include, among other things, (i) any transaction or series of related transactions pursuant to which the shareholders of HEOP prior to such transaction or series of transactions hold less than a majority of the voting power of HEOP or any successor in interest thereto or less than a majority in interest of all or substantially all of the assets of HEOP, and (ii) any transaction or series of related transactions pursuant to which the members of the HEOP Board prior to such transaction or series of transactions constitute less than a majority of the members of the HEOP Board or the board of directors of any successor in interest thereto, or (b) at such time, the Investors' Beneficial Ownership is less than 6%.

        6.    Confidential Information.    The Manager and each Investor agrees that it will not disclose to any third party any information provided by HEOP or HEOP Bank hereunder, which is not generally available to the public or which is specifically designated by HEOP or HEOP Bank as confidential, except with the prior express approval of HEOP's Chief Executive Officer or the Chairman of the HEOP Board, or as may otherwise be required by applicable law.

        7.    Federal Securities Laws.    Each of the Investors shall comply with all federal securities laws in connection its exercise of its rights under this letter agreement and its purchases and sales of HEOP's securities, and agrees to be bound by the "insider trading" policy of HEOP during any period during which it is exercising its rights under this letter agreement.

        8.    Entire Agreement; Assignment; and Amendment.    This letter agreement constitutes the only agreement between the Investors and the Manager, on the one hand, and HEOP and HEOP Bank, on the other hand, with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. The rights provided by this letter agreement are personal to the Investors and in no event shall such rights be assignable. No amendment, modification, supplement or waiver of any provision of this letter agreement may in any event be effective unless in writing and signed by the parties affected thereby, and then only in the specific instance and for the specific purpose given.

A-G-3

        9.    Counterparts.    This letter agreement may be executed in any number of counterparts (including by facsimile and ..pdf file), each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. The parties hereto need not execute the same counterpart.

        10.    Governing Law.    All questions concerning the construction, validity, enforcement and interpretation of this letter agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof. Each party agrees that all proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this letter agreement may be commenced on a non-exclusive basis in the California Courts. Each party hereto hereby irrevocably submits to the non-exclusive jurisdiction of the California Courts for the adjudication of any dispute hereunder, and hereby irrevocably waives, and agrees not to assert in any proceeding, any claim that it is not personally subject to the jurisdiction of any such California Court, or that such proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this letter agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

The Investors agree, and any representative of the Investors will agree, to hold in confidence and trust and not disclose any confidential information provided to or learned by them in connection with their rights under this letter agreement.

Very truly yours,
HERITAGE OAKS BANCORP
By:	Name: Title:

AGREED AND ACCEPTED:
Carpenter Community BancFund, L.P., and
Carpenter Community BancFund-A, L.P., and
Carpenter Community BancFund-CA, L.P.
By: Carpenter Fund Manager, GP, LLC Their General Partner
By:
Name:
	Title:	Managing Member

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 Appendix B

October 21, 2013

Board of Directors
Heritage Oaks Bancorp
1222 Vine Street
Paso Robles, CA 93446

Ladies and Gentlemen:

        Heritage Oaks Bancorp ("Heritage Oaks") and Mission Community Bancorp ("Mission") have entered into an Agreement and Plan of Merger, dated as of October 21, 2013 (the "Agreement"), pursuant to which Mission will merge with and into Heritage Oaks (the "Merger"). Under the terms of the Agreement, upon consummation of the Merger, each share of Mission common stock issued and outstanding immediately prior to the Merger (the "Mission Common Stock"), other than certain shares specified in the Agreement, will be converted into the right to receive the following consideration, (i) an amount in cash without interest equal to the quotient of (a) the Adjusted Cash Consideration divided by (B) the number of shares of Mission Common Stock issued and outstanding immediately prior to the effective time (the "Per Share Cash Consideration") and (ii) a number (such number the "Exchange Ratio" and together with the Per Share Cash Consideration, the "Merger Consideration") of Heritage Oaks common stock equal to the quotient of (A) the Aggregate Stock Consideration divided by (B) the numbers of shares of Mission Common Stock issued and outstanding immediately prior to the effective time. The terms of the merger are more fully described in the Agreement. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to Heritage Oaks.

        Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of Heritage Oaks that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Mission that we deemed relevant; (iv) publicly available consensus earnings estimates for Heritage Oaks for the years ending December 31, 2013 and 2014 and an estimated long-term earnings per share growth rate for the years thereafter as discussed with senior management of Heritage Oaks; (v) internal financial projections for Mission for the years ending December 31, 2013 through 2018 as provided by Mission and as adjusted by senior management of Heritage Oaks; (vi) the pro forma financial impact of the Merger on Heritage Oaks based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of Heritage Oaks; (vii) a comparison of certain financial information for Heritage Oaks and Mission with similar institutions for which publicly available information is available; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Heritage Oaks the business, financial condition, results of operations and prospects of Heritage Oaks and held similar discussions with certain members of senior management of Mission regarding the business, financial condition, results of operations and prospects of Mission.

        In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Heritage Oaks and Mission or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of Heritage Oaks and Mission that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Heritage Oaks and Mission or any of their respective subsidiaries. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Heritage Oaks and Mission. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Heritage Oaks and Mission, or the combined entity after the Merger and we have we not reviewed any individual credit files relating to Heritage Oaks and Mission. We have assumed, with your consent, that the respective allowances for loan losses for both Heritage Oaks and Mission are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

        In preparing its analyses, Sandler O'Neill used publicly earnings projections and long-term growth rates for Heritage Oaks as discussed with senior management of Heritage Oaks and internal projections for Mission as provided by senior management of Mission and as adjusted by senior management of Heritage Oaks. Sandler O'Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Heritage Oaks. With respect to those projections, estimates and judgments, the respective managements of Heritage Oaks and Mission confirmed to us that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of Heritage Oaks and Mission, respectively, and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have also assumed that there has been no material change in Heritage Oaks' and Mission's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Heritage Oaks and Mission will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Heritage Oaks has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

        Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We have acted as Heritage Oaks' financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. Heritage Oaks has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Heritage Oaks and Mission and their affiliates.

        Our opinion is directed to the Board of Directors of Heritage Oaks in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of either Heritage Oaks or Mission as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to Heritage Oaks and does not address the underlying business decision of Heritage Oaks to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Heritage Oaks or the effect of any other transaction in which Heritage Oaks might engage. This opinion shall not be reproduced or used for any other purposes, without Sandler O'Neill's prior written consent. This Opinion has been approved by Sandler O'Neill's fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholder.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to Heritage Oaks from a financial point of view.

Very truly yours,
/s/ Sandler O'Neill & Partners, L.P.

Appendix C

October 21, 2013

Board of Directors
Mission Community Bancorp
3380 South Higuera Street
San Luis Obispo, CA 93401

Members of the Board:

        Mission Community Bancorp (the "Company") and Heritage Oaks Bancorp ("HEOP") have entered into an Agreement and Plan of Merger dated as of October 21, 2013 (the "Agreement") pursuant to which the Company shall merge with and into HEOP (the "Merger") and the separate corporate existence of the Company shall cease. HEOP shall be the surviving corporation in the Merger. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of the Company Common Stock.

        Pursuant to the terms of the Agreement, upon effective date of the Agreement, each share of the common stock, no par value of the Company (the "Company Common Stock"), issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares or Dissenting Shares) shall, subject to Section 3.01(g) of the Agreement, be converted into the right to receive the following consideration (the "Merger Consideration"), (i) an amount in cash without interest equal to the quotient of (A) the Adjusted Cash Consideration divided by (B) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, but including Dissenting Shares) (such amount, the "Per Share Cash Consideration"); and (ii) a number (such number, the "Exchange Ratio") of validly issued, fully paid and non-assessable shares of HEOP Common Stock equal to the quotient of (A) the Aggregate Stock Consideration divided by (B) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, but including Dissenting Shares). The Adjusted Cash Consideration shall mean $8,000,000, plus any cash received by the Company upon the exercise of Company Warrants between the date of the Agreement and the Effective Time, less the sum of (a) the Aggregate Option Consideration plus (b) the Aggregate Warrant Consideration. The Aggregate Stock Consideration shall mean 7,541,353 shares of HEOP. The Aggregate Option Consideration shall mean the total Option Consideration paid to the holders of in-the-money Company Stock Options. The Aggregate Warrant Consideration shall mean the product of (a) the outstanding Company Warrants at the Effective Time multiplied by the (b) Per Warrant Consideration. The terms and conditions of the Agreement are more fully set forth in the Agreement, and capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement.

        D.A. Davidson & Co., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In arriving at our opinion, we reviewed, among other things:

  (i)
  a draft of the Agreement dated October 18, 2013;

Investment Banking
611 Anton Boulevard    •    Suite 600    •    Costa Mesa, CA 92626    •    (714) 327-8800     •    FAX (714) 327-8700
www.davidsoncompanies.com/ecm/

  (ii)
  certain financial statements and other historical financial and business information about the Company and HEOP made available to us from published sources and/or from the internal records of the Company and HEOP that we deemed relevant;

  (iii)
  certain publicly available analyst earnings estimates for HEOP for the years ending December 31, 2013 and December 31, 2014 and estimated long-term growth rate for the years thereafter;

  (iv)
  the current market environment generally and the banking environment in particular;

  (v)
  the financial terms of certain other transactions in the financial institutions industry, to the extent publicly available;

  (vi)
  the market and trading characteristics of public companies and public bank holding companies in particular;

  (vii)
  the relative contributions of the Company and HEOP to the combined company;

  (viii)
  the net present value of the Company with consideration of projected financial results through 2018 based on management guidance;

  (ix)
  the pro forma financial impact of the Merger, taking into consideration the amounts and timing of the transaction costs and cost savings; and

  (x)
  such other financial studies, analyses and investigations and financial, economic and market criteria and other information as we considered relevant including discussions with management and other representatives and advisors of the Company and HEOP concerning the business, financial condition, results of operations and prospects of the Company and HEOP.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or HEOP, nor did Davidson make an independent appraisal or analysis on the Company or HEOP with respect to the Merger. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or HEOP. We have further relied on the assurances of management of the Company and HEOP that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We did not make an independent evaluation or appraisal of the specific assets or liabilities including the amount of any fair value adjustments per FASB141(R). We did not make an independent evaluation of the adequacy of the allowance for loan losses of the Company or HEOP nor have we reviewed any individual credit files relating to the Company or HEOP. We have assumed that the respective allowances for loan losses for both the Company and HEOP are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. We have assumed that there has been no material change in the Company or HEOP's assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to us. We have assumed in all respects material to our analysis that the Company and HEOP will remain as going concerns for all periods relevant to our analysis. We have also assumed in all respects material to our analysis that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Agreement are not waived. We assume that there were no material changes to the Agreement from the draft Agreement on October 18, 2013 to the final executed Agreement. We have assumed that in the course of obtaining necessary regulatory or other consents or approvals (contractual or otherwise)

for the Merger, no restrictions, including any divestiture requirements or amendment or modifications, will be imposed that will have a material adverse affect on the contemplated benefits of the Merger. We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion is necessarily based upon information available to us and economic, market, financial and other conditions as they exist and can be evaluated on the date of this letter.

        We have acted as the Company's financial advisor in connection with the Merger and a substantial portion of our fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion.

        In the ordinary course of business as a broker-dealer, we may actively trade or hold securities of the Company or HEOP for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the proposed Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock. This fairness opinion was reviewed and approved by a D.A. Davidson Fairness Opinion Committee on October 11, 2013.

        It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation of the Merger to the Company or its shareholders. Additionally, we are not expressing any opinion herein as to the prices at which the shares of the Company or HEOP currently trade or may trade in the future. This letter is not to be quoted or referred to, in whole or in part, in any statement or document, nor shall this letter be used for any other purposes, without our prior written consent, which consent is hereby given to the inclusion of this letter in a proxy or other document filed with the Securities and Exchange Commission and bank regulatory agencies in connection with the Merger.

Sincere Regards,

D.A. Davidson & Co.

 Appendix D

Chapter 13 of the California Corporations Code: Dissenters' Rights

§ 1300. Shareholder in short-form merger; Purchase at fair market value; "Dissenting shares"; "Dissenting shareholder"

  •
  (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day of, and immediately prior to, the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed reorganization or short-form merger, as adjusted for any stock split, reverse stock split, or share dividend that becomes effective thereafter.

  •
  (b) As used in this chapter, "dissenting shares" means shares to which all of the following apply:

  •
  (1) That were not, immediately prior to the reorganization or short-form merger, listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any shares where the holder of those shares is required, by the terms of the reorganization or short-form merger, to accept for the shares anything except: (A) shares of any other corporation, which shares, at the time the reorganization or short-form merger is effective, are listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100; (B) cash in lieu of fractional shares described in the foregoing subparagraph (A); or (C) any combination of the shares and cash in lieu of fractional shares described in the foregoing subparagraphs (A) and (B).

  •
  (2) That were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in paragraph (1), were voted against the reorganization, or were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

  •
  (3) That the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

  •
  (4) That the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

  •
  (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

§ 1301. Notice to holder of dissenting shares of reorganization approval; Demand for purchase of shares; Contents of demand

  •
  (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each of those shareholders a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

  •
  (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in subdivision (b) of Section 1300, not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case, within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.

  •
  (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what the shareholder claims to be the fair market value of those shares as determined pursuant to subdivision (a) of Section 1300. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

§ 1302. Stamping or endorsing dissenting shares

        Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

§ 1303. Dissenting shareholder entitled to agreed price with interest thereon; When price to be paid

  •
  (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

  •
  (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

§ 1304. Action by dissenters to determine whether shares are dissenting shares or fair market value of dissenting shares or both; Joinder of shareholders; Consolidation of actions; Determination of issues; Appointment of appraisers

  •
  (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

  •
  (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

  •
  (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

§ 1305. Duty and report of appraisers; Court's confirmation of report; Determination of fair market value by court; Judgment and payment; Appeal; Costs of action

  •
  (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

  •
  (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

  •
  (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

  •
  (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

  •
  (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

§ 1306. Prevention of payment to holders of dissenting shares of fair market value; Effect

        To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

§ 1307. Disposition of dividends upon dissenting shares

        Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

§ 1308. Rights and privileges of dissenting shares; Withdrawal of demand for payment

        Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

§ 1309. When dissenting shares lose their status

  •
  Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

  •
  (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

  •
  (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

  •
  (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (h) of Section 1110 was mailed to the shareholder.

  •
  (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

§ 1310. Suspension of proceedings for compensation or valuation pending litigation

        If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

§ 1311. Shares to which chapter inapplicable

        This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

§ 1312. Attack on validity of reorganization or short-form merger; Rights of shareholders; Burden of proof

  •
  (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

  •
  (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

  •
  (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

§ 1313. Conversion deemed to constitute reorganization for purposes of chapter

        A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

 Appendix E

MISSION COMMUNITY BANCORP AND SUBSIDIARIES

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

September 30, 2013

Mission Community Bancorp and Subsidiaries

Condensed Consolidated Balance Sheets

Unaudited

(dollars in thousands)

	September 30, 2013	December 31, 2012	September 30, 2012
Assets
Cash and due from banks	$22,423	$25,635	$21,197

Total cash and cash equivalents	22,423	25,635	21,197
Certificates of deposit in other banks	1,979	3,706	5,176
Investment securities available for sale	107,918	127,822	147,066
Loans held for sale	5,113	1,548	3,490
Loans, net of unearned income	272,432	243,741	233,537
Less allowance for loan and lease losses	(4,397)	(4,242)	(4,100)

Net loans	268,035	239,499	229,437
Federal Home Loan Bank stock and other investments	6,974	6,822	6,699
Premises and equipment	15,514	16,131	15,978
Other real estate owned	861	818	1,463
Company owned life insurance	8,177	8,015	7,958
Core deposit intangible asset, net of accumulated amortization	2,461	2,765	2,866
Accrued interest and other assets	1,775	2,446	1,988

Total Assets	$441,230	$435,207	$443,318

Liabilities and Shareholders' Equity
Deposits:
Noninterest-bearing demand	$137,077	$130,694	$125,778
Money market, NOW and savings	151,219	154,074	153,332
Time certificates of deposit	100,516	102,500	110,298

Total deposits	388,812	387,268	389,408
Other borrowings	6,000	—	3,800
Junior subordinated debt securities	5,688	5,604	5,576
Accrued interest and other liabilities	2,384	2,063	2,668

Total liabilities	402,884	394,935	401,452
Mezzanine financing:
Redeemable Bancorp-issued preferred stock, Series A, B and C; liquidation value of $1,000 at December 31, 2012, and $1,205 at September 30, 2012	—	1,000	1,205
Redeemable subsidiary-issued preferred stock; liquidation value of $2,000 at December 31, 2012, and $4,800 at September 30, 2012	—	2,000	4,800
Shareholders' equity:
Common stock—50,000,000 shares authorized; issued and outstanding: 8,755,066 at September 30, 2013, 8,155,066 at December 31, 2012, and 7,855,066 at September 30, 2012	45,825	42,825	41,325
Additional paid-in capital	8,871	8,768	8,730
Accumulated deficit	(14,457)	(16,122)	(16,487)
Accumulated other comprehensive income (loss)	(1,893)	1,801	2,293

Total shareholders' equity	38,346	37,272	35,861

Total Liabilities and Shareholders' Equity	$441,230	$435,207	$443,318

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mission Community Bancorp and Subsidiaries

Condensed Consolidated Statements of Operations

Unaudited

(dollars in thousands, except per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2013	2012	2013	2012
Interest Income
Interest and fees on loans	$4,528	$3,739	$12,456	$12,389
Interest on investment securities	525	696	1,761	2,035
Other interest income	16	17	39	85

Total interest income	5,069	4,452	14,256	14,509
Interest Expense
Interest on money market, NOW and savings deposits	64	71	198	212
Interest on time certificates of deposit	95	149	291	601
Other interest expense	89	82	247	246

Total interest expense	248	302	736	1,059

Net interest income	4,821	4,150	13,520	13,450
Provision for loan and lease losses	210	225	310	675

Net interest income after provision for loan and lease losses	4,611	3,925	13,210	12,775
Non-interest income
Service charges on deposit accounts	292	236	849	691
Gain on sale of Govenment-guaranteed loans	351	—	351	8
Net gains on disposition of other loans held for sale	—	685	609	711
Loan servicing fees, net of amortization	18	37	96	119
Gain (loss) on sale or call of available-for-sale securities, net	(1,521)	407	(1,347)	934
Gain (loss) or (writedown) of other real estate owned, net	599	(170)	571	(458)
Change in fair value of warrant liability	—	(11)	—	68
Increase in cash surrender value of life insurance	54	57	162	172
Other income and fees	141	71	398	169

Total non-interest income	(66)	1,312	1,689	2,414
Non-interest expense
Salaries and employee benefits	2,267	2,237	7,000	7,090
Occupancy expenses	415	431	1,233	1,353
Furniture and equipment	207	162	627	597
Data processing	467	464	1,295	1,805
Professional fees	199	265	534	1,000
Marketing and business development	101	96	270	312
Office supplies and expenses	145	145	446	537
Insurance and regulatory assessments	139	162	423	485
Loan and lease expenses	62	56	275	246
Other real estate expenses	(14)	89	(5)	238
Provision for unfunded loan commitments	25	25	50	25
Amortization of core deposit intangible asset	101	101	303	303
Other expenses	198	244	652	744

Total non-interest expense	4,312	4,477	13,103	14,735

Income before income taxes	233	760	1,796	454
Income tax (benefit) expense	6	—	45	3

Net income	$227	$760	$1,751	$451
Less earnings and dividends attributable to preferred stock	18	151	105	500

Net income (loss) attributable to common stock	$209	$609	$1,646	$(49)

Per Common Share Data:
Net income (loss)—basic	$0.02	$0.08	$0.20	$(0.01)
Net income (loss)—diluted	$0.02	$0.08	$0.20	$(0.01)
Average common shares outstanding—basic	8,755,066	7,855,066	8,418,253	7,792,292
Average common shares outstanding—diluted	8,771,942	7,855,066	8,430,121	7,792,292

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mission Community Bancorp and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited—dollars in thousands)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2013	2012	2013	2012
Net income	$227	$760	$1,751	$451
Other comprehensive income (loss):
Unrealized gains (losses) arising during the period on available-for-sale securities, net of taxes of $-0-	(416)	565	(5,041)	1,532
Less reclassification adjustment for securities losses (gains) included in net income, net of taxes of $-0-	1,521	(407)	1,347	(934)

Other comprehensive income (loss)	1,105	158	(3,694)	598

Comprehensive income (loss)	$1,332	$918	$(1,943)	$1,049

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mission Community Bancorp and Subsidiaries

Condensed Consolidated Statement of Changes in Shareholders' Equity

(Unaudited—dollars in thousands)

	Common Stock				Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital	Accumulated Deficit
	Shares	Amount				Total
Balance at January 1, 2013	8,155,066	$42,825	$8,768	$(16,122)	$1,801	$37,272
Exercise of common stock warrants	600,000	3,000				3,000
Dividends declared on subsidiary-issued preferred stock				(86)		(86)
Stock-based compensation			103			103
Net income				1,751		1,751
Other comprehensive loss	—	—	—	—	(3,694)	(3,694)

Balance at September 30, 2013	8,755,066	$45,825	$8,871	$(14,457)	$(1,893)	$38,346

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mission Community Bancorp and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited—dollars in thousands)

	For the Nine Months Ended
	September 30, 2013	September 30, 2012
Operating Activities
Net income	$1,751	$451
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	736	695
Amortization of premium on securities and loans, net	1,016	1,016
Amortization of core deposit intangible asset	303	303
Accretion of discount on assets acquired in merger	(2,711)	(2,186)
Amortization of discount on liabilities assumed in merger	84	84
Provision for loan and lease losses	310	675
Provision for losses on unfunded loan commitments	50	25
Stock-based compensation	103	109
Loss (gain) on sale or call of available-for-sale securities	1,347	(934)
Gain on sale of loans	(351)	(8)
Gains on disposition of loans held for sale	(609)	(711)
Change in the fair value of warrant liability	—	(68)
Net (gains) losses and writedowns of other real estate owned	(571)	458
Increase in company-owned life insurance	(162)	(172)
Reinvested earnings from FHLB stock and other investments	(171)	—
Net increase in accrued taxes receivable	(5)	—
Other, net	991	538
Proceeds from sale of loans originated for sale	371	101
Loans originated for sale	(343)	—

Net cash provided by operating activities	2,139	376
Investing Activities
Net decrease (increase) in deposits in other banks	1,727	(1,584)
Purchase of available-for-sale securities	(78,005)	(106,091)
Proceeds from maturities, calls and paydowns of available-for-sale securities	26,909	33,021
Proceeds from sales of available-for-sale securities	64,914	54,788
Net increase in loans held for investment	(35,458)	(6,971)
Net decrease in loans held for sale	143	3,962
Proceeds from sale of loans originated for investment	6,564	—
Net decrease (increase) in FHLB stock and other investments	20	(2,751)
Purchases of premises and equipment	(118)	(431)
Proceeds from sale of premises and equipment	—	21
Additional investments in other real estate owned	(71)	—
Proceeds from sale of other real estate owned	599	4,780

Net cash used in investing activities	(12,776)	(21,256)
Financing Activities
Net increase in demand deposits and savings accounts	3,528	17,732
Net decrease in time deposits	(1,984)	(38,898)
Net increase in other borrowings and mezzanine financing	3,000	1,600
Proceeds from exercise of common stock warrants	3,000	500
Payment of dividends on preferred stock	(119)	(478)

Net cash provided by (used in) financing activities	7,425	(19,544)

Net decrease in cash and cash equivalents	(3,212)	(40,424)
Cash and cash equivalents at beginning of period	25,635	61,621

Cash and cash equivalents at end of period	$22,423	$21,197

Non-cash changes:
Change in unrealized (losses) gains on available-for-sale securities	$(3,694)	$598
Loans reclassified to held for sale	10,034	4,583
Real estate acquired by foreclosure	—	1,462
Adjustments to net contribution from shareholder recognized in additional paid-in capital for Santa Lucia merger	—	1,130
Cancellation of warrants accounted for as liabilities	—	(5,116)
Supplemental disclosures of cash flow information:
Interest paid	735	1,249
Taxes paid	50	3

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1—Basis of Presentation and Management Representations

        The unaudited consolidated financial statements include accounts of Mission Community Bancorp ("the Company") and its subsidiaries, Mission Community Bank ("the Bank") and Mission Asset Management, Inc. ("MAM"), and the Bank's subsidiary, Mission Community Development Corporation. All material inter-company balances and transactions have been eliminated.

        These financial statements have been prepared in accordance with the Securities and Exchange Commission's rules and regulations for quarterly reporting and, therefore, do not necessarily include all information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. These financial statements should be read in conjunction with the Company's Form 10-K for the year ended December 31, 2012, which was filed on March 27, 2013.

        Operating results for interim periods are not necessarily indicative of operating results for an entire fiscal year. In the opinion of management, the unaudited financial statements for the three-month and nine-month periods ended September 30, 2013 and 2012 reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations.

        The Bank has been organized as a single reporting segment and operates five branches in the Central Coast area of California (in the cities of San Luis Obispo, Paso Robles, Atascadero, Arroyo Grande and Santa Maria). In addition, the Bank operates a loan production office in San Luis Obispo, with a primary focus on Small Business Administration ("SBA") lending, and a Food and Agriculture Division, operating through a loan production office in Oxnard, California.

        The Bank's primary source of revenue is providing real estate, commercial and industrial (including SBA-guaranteed loans) and agricultural loans to customers, who are predominately small and middle-market businesses and individuals.

        The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits.

        Certain reclassifications have been made to prior period balances to conform to classifications in 2013, with no impact to previously reported net income (loss) or shareholders' equity.

Note 2—Stock Based Compensation Plans

        The Company has three stock compensation plans—the 1998 Stock Option Plan, the 2008 Stock Incentive Plan and the 2011 Equity Incentive Plan (the "2011 Plan")—which are more fully described in Note J to the consolidated financial statements in the Company's Annual Report on Form 10-K.

        The 2011 Plan provides for the issuance of both "incentive" and "nonqualified" stock options, restricted stock awards, stock appreciation rights and stock awards. Awards under the 2011 Plan may be made to salaried officers and employees of the Company and its affiliates, to non-employee directors of the Company and its affiliates, and to consultants providing services to the Company and its affiliates. Awards under the 2011 Plan may be granted on such terms and conditions as are established by the Board of Directors or an authorized Committee of the Board of Directors in its discretion. Awards may be granted as performance-based compensation under section 162(m) of the Internal Revenue Code.

        The Company determines the fair value of options granted on the date of grant using a Black-Scholes-Merton option pricing model, which uses assumptions based on expected option life, expected

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 2—Stock Based Compensation Plans (Continued)

stock volatility and the risk-free interest rate. The expected volatility assumptions used by the Company are based on the historical volatility of the Company's common stock over the most recent period commensurate with the estimated expected life of the Company's stock options. The Company bases its expected life assumption on its historical experience and on the terms and conditions of the stock options it grants to employees. The risk-free rate is based on the U.S. Treasury yield curve for the periods within the contractual life of the options in effect at the time of the grant. The Company also makes assumptions regarding estimated forfeitures that will impact the total compensation expenses recognized.

        No options were granted in either of the nine-month periods ended September 30, 2013 and 2012.

        During the nine-month periods ended September 30, 2013 and 2012, the Company recognized pre-tax stock-based compensation expense of $103,000 and $109,000, respectively. As of September 30, 2013, the Company has unvested options outstanding with unrecognized compensation expense totaling $201,000, which is scheduled to be recognized as follows (in thousands):

October 1 through December 31, 2013	$16
2014	62
2015	62
2016	51
2017	10

Total unrecognized compensation cost	$201

        No options outstanding were "in the money" as of September 30, 2013.

        The following table summarizes information about stock option activity for the nine months ended September 30, 2013:

	Shares	Weighted-Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value of In-the-Money Options
Outstanding at beginning of period	456,900	$6.12
Options granted	—
Options exercised	—
Options expired unexercised	—
Options forfeited	(6,500)	12.88

Outstanding at end of period	450,400	$6.03	8.0Years	$—

Options exercisable at end of period	217,400	$7.12	7.0Years	$—

Options Vested or Expected to Vest	450,400	$6.03	8.0Years	$—

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 3—Investment Securities

        Investment securities have been classified in the consolidated balance sheets as available for sale according to management's intent. The amortized cost of securities and their approximate fair values as of the balance sheet dates were as follows:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
September 30, 2013:
U.S. Government agencies	$18,944	$83	$(463)	$18,564
Residential mortgage-backed securities	52,841	182	(1,147)	51,876
Municipal securities	15,253	59	(171)	15,141
Corporate debt securities	3,250	3	(19)	3,234
Asset-backed securities	19,523	—	(420)	19,103

	$109,811	$327	$(2,220)	$107,918

December 31, 2012:
U.S. Government agencies	$30,007	$589	$(7)	$30,589
Residential mortgage-backed securities	60,550	1,159	(49)	61,660
Municipal securities	19,247	132	(106)	19,273
Corporate debt securities	3,015	2	(21)	2,996
Asset-backed securities	13,202	112	(10)	13,304

	$126,021	$1,994	$(193)	$127,822

September 30, 2012:
U.S. Government agencies	$42,686	$561	$—	$43,247
Residential mortgage-backed securities	68,968	1,527	(16)	70,479
Municipal securities	16,445	202	(55)	16,592
Corporate debt securities	3,026	4	(6)	3,024
Asset-backed securities	13,647	77	—	13,724

	$144,772	$2,371	$(77)	$147,066

        The scheduled maturities of investment securities at September 30, 2013, were as follows. Actual maturities may differ from contractual maturities because some investment securities may allow the right to call or prepay the obligation with or without call or prepayment penalties.

	Available-for-Sale Securities
(in thousands)	Amortized Cost	Fair Value
Within one year	$241	$241
Due in one year to five years	7,104	7,068
Due in five years to ten years	30,865	30,563
Due in greater than ten years	71,601	70,046

	$109,811	$107,918

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 3—Investment Securities (Continued)

        Investment securities in a temporary unrealized loss position as of each balance sheet date are shown in the following table, based on the length of time they have been continuously in an unrealized loss position:

	Less than 12 Months		12 Months or Longer		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
September 30, 2013:
U.S. Government agencies	$11,379	$463	$—	$—	$11,379	$463
Residential mortgage-backed securities	46,380	1,147	—	—	46,380	1,147
Municipal securities	9,797	132	1,525	39	11,322	171
Corporate debt securities	2,231	19	—	—	2,231	19
Asset-backed securities	19,102	420	—	—	19,102	420

	$88,889	$2,181	$1,525	$39	$90,414	$2,220

December 31, 2012:
U.S. Government agencies	$3,005	$7	$—	$—	$3,005	$7
Residential mortgage-backed securities	7,605	49	—	—	7,605	49
Municipal securities	12,168	106	—	—	12,168	106
Corporate debt securities	1,979	21	—	—	1,979	21
Asset-backed securities	3,174	10	—	—	3,174	10

	$27,931	$193	$—	$—	$27,931	$193

September 30, 2012:
U.S. Government agencies	—	$—	$—	$—	$—	$—
Residential mortgage-backed securities	9,601	$16	$—	$—	$9,601	$16
Municipal securities	4,986	55	—	—	4,986	55
Corporate debt securities	1,994	6	—	—	1,994	6
Asset-backed securities	—	—	—	—	—	—

	$16,581	$77	$—	$—	$16,581	$77

        As of September 30, 2013, the Company held 69 securities that had been in an unrealized loss position for less than 12 months. Five securities have been in an unrealized loss position for 12 months or longer as of September 30, 2013. The unrealized losses relate principally to changes in market interest rate conditions. All of the securities continue to pay as scheduled. When analyzing the issuer's financial condition, management considers the length of time and extent to which the market value has been less than cost; the historical and implied volatility of the security; the financial condition of the issuer of the security; and the Bank's intent and ability to hold the security to recovery. As of September 30, 2013, management did not have the intent to sell these securities nor did it believe it is more likely than not that it will be required to sell these securities before maturity or the recovery of amortized cost basis. Based on the Bank's evaluation of the above and other relevant factors, the Bank does not believe the securities that are in an unrealized loss position as of September 30, 2013, are

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 3—Investment Securities (Continued)

other than temporarily impaired. However, in light of continued declines in the fair values of these securities, as a result of increases in long- and intermediate-term market interest rates, management may reevaluate its intention to hold all of these securities until maturity or until recovery of its amortized cost basis.

        Gross gains totaling $324,000 and losses of $1,671,000 were recognized in the first nine months of 2013 on sales of $66,260,000 of securities. During the first nine months of 2012, $53,854,000 of securities were sold, resulting in gains of $936,000 and $2,000 of losses.

        As of September 30, 2013, investment securities carried at $24,638,000 were pledged to secure public deposits, as required by law. Investment securities carried at $10,589,000 as of September 30, 2013, were pledged to secure potential borrowings from the Federal Home Loan Bank of San Francisco. Securities carried at $4,460,000 as of September 30, 2013, were pledged to secure potential intra-day overdrafts at the Federal Reserve Bank of San Francisco ("FRB") and $1,484,000 of securities were pledged to secure standby letter of credit agreements issued by an unaffiliated bank.

Note 4—Loans

        The Company's loan portfolio consists primarily of loans to borrowers within the Central Coast area of California. Although the Company seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Company's market area and, as a result, the loan and collateral portfolios are concentrated in those industries and in that geographic area.

        The following table shows the composition of the Company's loans by type:

	September 30, 2013		December 31, 2012		September 30, 2012
Loan Composition (Dollars in thousands) Type of Loan
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Construction and land development	$12,915	4.6%	$11,995	4.9%	$11,695	4.9%
Commercial real estate—owner-occupied	72,425	26.1%	72,036	29.4%	69,410	29.3%
Commercial real estate—non-owner-occupied	69,080	24.9%	69,145	28.2%	75,020	31.7%
Residential real estate	42,227	15.2%	31,501	12.8%	32,120	13.6%
Farnland and all other real estate loans	19,775	7.1%	8,299	3.4%	7,764	3.3%
Commercial and industrial loans	38,996	14.1%	33,580	13.7%	32,826	13.8%
Agricultural loans	11,638	4.2%	14,252	5.8%	3,369	1.4%
Municipal loans	2,293	0.8%	2,347	1.0%	2,352	1.0%
Leases, net of unearned income	793	0.3%	1,057	0.4%	1,277	0.5%
Consumer loans	7,403	2.7%	1,077	0.4%	1,194	0.5%

Total loans	$277,545	100.0%	$245,289	100.0%	$237,027	100.0%

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 4—Loans (Continued)

        The table above includes loans held for sale as follows:

	September 30, 2013		December 31, 2012		September 30, 2012
Loans Held for Sale* (Dollars in thousands) Type of Loan	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Commercial and industrial	$292	0.1%	$346	0.1%	$278	0.1%
Real estate	4,821	1.7%	1,202	0.5%	1,656	0.7%
Construction and land development	—	0.0%	—	0.0%	1,556	0.7%

Total loans held for sale	$5,113	1.8%	$1,548	0.6%	$3,490	1.5%

*
Consists of all loans held at Mission Asset Management, Inc. and SBA-guaranteed loans held for sale at Mission Community Bank

        Loans and leases, other than those held for sale, are carried at the principal amount outstanding, net of any deferred loan origination fee income and deferred direct loan origination costs, and net of any unearned interest on discounted loans. A separate allowance for loan and lease losses is provided for loans held for investment. Loans held for sale, including $612,000 of impaired loans, are carried at the lower of cost or fair value, with no allowance for loan losses.

        As of September 30, 2013, and December 31, 2012, loans totaling $230,363,000 and $198,553,000, respectively, were pledged to secure potential borrowings from the Federal Home Loan Bank of San Francisco.

Note 5—Credit Quality and the Allowance for Loan and Lease Losses

        An allowance for loan and lease losses is provided for loans held for investment (i.e., not held for sale). Loans held for sale are carried on the consolidated balance sheets at the lower of cost or fair value, therefore no related allowance for loan losses is provided.

        Following is a summary of the changes in the allowance for loan and lease losses for the three-month and nine-month periods ended September 30:

	Three Months Ended September 30,		Nine Months Ended September 30
(in thousands)	2013	2012	2013	2012
Balance at beginning of period	$4,232	$3,781	$4,242	$3,326
Provision for loan and lease losses charged to expense	210	225	310	675
Loans charged off	(68)	(22)	(261)	(144)
Recoveries on loans previously charged off	23	116	106	243

Balance at end of period	$4,397	$4,100	$4,397	$4,100

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 5—Credit Quality and the Allowance for Loan and Lease Losses (Continued)

        Changes in the allowance for loan and lease losses for the three-month periods ended September 30, 2013 and 2012, are shown below disaggregated by portfolio segment:

	Three Months Ended September 30, 2013
Loan Portfolio Segment	Balance at Beginning of Period	Provision for Loan Losses Charged (Credited) to Expense	Less Loans Charged Off	Plus Recoveries on Loans Previously Charged Off	Balance at End of Period
Construction and land development	$427	$81	$—	$—	$508
Commercial real estate—owner-occupied	345	148	—	2	495
Commercial real estate—non-owner-occupied	637	(7)	—	—	630
Residential real estate	1,001	(160)	—	9	850
All other real estate loans	89	14	—	—	103
Commercial and industrial loans	1,497	(21)	(60)	12	1,428
Consumer and all other loans and lease financing	104	47	(8)	—	143
Unallocated	132	108	—	—	240

Totals	$4,232	$210	$(68)	$23	$4,397

	Three Months Ended September 30, 2012
Loan Portfolio Segment	Balance at Beginning of Period	Provision for Loan Losses Charged (Credited) to Expense	Less Loans Charged Off	Plus Recoveries on Loans Previously Charged Off	Balance at End of Period
Construction and land development	$366	$(97)	$—	$—	$269
Commercial real estate—owner-occupied	505	85	—	28	618
Commercial real estate—non-owner-occupied	883	73	—	—	956
Residential real estate	658	154	—	—	812
All other real estate loans	6	33	—	—	39
Commercial and industrial loans	1,197	70	—	13	1,280
Consumer and all other loans and lease financing	134	(76)	(22)	75	111
Unallocated	32	(17)	—	—	15

Totals	$3,781	$225	$(22)	$116	$4,100

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 5—Credit Quality and the Allowance for Loan and Lease Losses (Continued)

	Nine Months Ended September 30, 2013
Loan Portfolio Segment	Balance at Beginning of Period	Provision for Loan Losses Charged (Credited) to Expense	Less Loans Charged Off	Plus Recoveries on Loans Previously Charged Off	Balance at End of Period
Construction and land development	$321	$187	$—	$—	$508
Commercial real estate—owner-occupied	463	30	—	2	495
Commercial real estate—non-owner-occupied	730	(100)	—	—	630
Residential real estate	906	47	(117)	14	850
All other real estate loans	35	68	—	—	103
Commercial and industrial loans	1,735	(315)	(82)	90	1,428
Consumer and all other loans and lease financing	51	154	(62)	—	143
Unallocated	1	239	—	—	240

Totals	$4,242	$310	$(261)	$106	$4,397

	Nine Months Ended September 30, 2012
Loan Portfolio Segment	Balance at Beginning of Year	Provision for Loan Losses Charged (Credited) to Expense	Less Loans Charged Off	Plus Recoveries on Loans Previously Charged Off	Balance at End of Period
Construction and land development	$157	$112	$—	$—	$269
Commercial real estate—owner-occupied	253	335	—	30	618
Commercial real estate—non-owner-occupied	675	281	—	—	956
Residential real estate	640	172	—	—	812
All other real estate loans	4	35	—	—	39
Commercial and industrial loans	1,363	(70)	(101)	88	1,280
Consumer and all other loans and lease financing	124	(95)	(43)	125	111
Unallocated	110	(95)	—	—	15

Totals	$3,326	$675	$(144)	$243	$4,100

        The Company assigns an asset quality rating to all loans except pools of homogeneous loans and those asset quality ratings are continuously reviewed and updated by management at least quarterly or as conditions dictate. These asset quality ratings are subject to semi-annual examination by independent specialists engaged by the Company and also by its regulators. During its internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which borrowers operate and the fair values of collateral securing these loans. These credit quality

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 5—Credit Quality and the Allowance for Loan and Lease Losses (Continued)

indicators are used to assign an asset quality rating to each individual loan. The asset quality ratings can be grouped into five major categories, defined as follows:

        Pass—A pass loan meets all of the Company's underwriting criteria and provides adequate protection for the Bank through the paying capacity of the borrower and/or the value and marketability of the collateral.

        Special Mention—A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the Company's credit position at some future date. Special Mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

        Substandard—A substandard loan is not adequately protected by the current sound worth and paying capacity of the borrower or the value of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Substandard loans have a high probability of payment default, or they have other well defined weaknesses, and are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization.

        Doubtful—Loans classified doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, based on currently existing facts, conditions and values.

        Loss—Loans classified as loss are considered uncollectible and are of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be received in the future. Loans classified as loss are charged off immediately.

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 5—Credit Quality and the Allowance for Loan and Lease Losses (Continued)

        The following table shows the Company's loan portfolio (excluding loans held for sale) allocated by management's internal asset quality ratings as of the dates indicated:

	Asset Quality Ratings
Loans by Asset Quality Rating (excluding loans held for sale*) (in thousands)	Pass	Special Mention	Substandard	Doubtful	Total Loans
As of September 30, 2013:
Construction and land development	$12,045	$—	$951	$—	$12,996
Commercial real estate—owner-occupied	66,698	—	5,143	—	71,841
Commercial real estate—non-owner-occupied	68,407	—	1,236	—	69,643
Residential real estate	40,605	85	630	182	41,502
All other real estate	19,782	—	20	—	19,802
Commercial and industrial	45,285	57	3,177	—	48,519
Consumer and all other loans and lease financing	8,129	—	—	—	8,129

Total loans, net of unearned income	$260,951	$142	$11,157	$182	$272,432

As of December 31, 2012:
Construction and land development	$11,440	$—	$555	$—	$11,995
Commercial real estate—owner-occupied	65,132	—	5,896	—	71,028
Commercial real estate—non-owner-occupied	66,799	1,396	1,166	—	69,361
Residential real estate	28,588	—	2,268	185	31,041
All other real estate	8,319	—	29	—	8,348
Commercial and industrial	44,921	161	4,272	—	49,354
Consumer and all other loans and lease financing	2,614	—	—	—	2,614

Total loans, net of unearned income	$227,813	$1,557	$14,186	$185	$243,741

As of September 30, 2012:
Construction and land development	$9,455	$100	$585	$—	$10,140
Commercial real estate—owner-occupied	62,593	—	5,831	—	68,424
Commercial real estate—non-owner-occupied	71,595	2,409	1,178	—	75,182
Residential real estate	28,621	—	2,284	185	31,090
All other real estate	7,732	—	32	—	7,764
Commercial and industrial	34,122	324	3,765	—	38,211
Consumer and all other loans and lease financing	2,726	—	—	—	2,726

Total loans, net of unearned income	$216,844	$2,833	$13,675	$185	$233,537

*
Loans held for sale consists of all loans held at Mission Asset Management, Inc. and SBA-guaranteed loans held for sale at Mission Community Bank

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 5—Credit Quality and the Allowance for Loan and Lease Losses (Continued)

        The following table shows an aging analysis of the loan portfolio (excluding loans held for sale) as of the dates indicated. Also shown are loans on non-accrual, those that are past due and still accruing interest and troubled debt restructurings:

		Commercial Real Estate
							Consumer and All Other Loans and Leases
					All Other Real Estate
(in thousands)	Construction and Land Development	Owner- Occupied	Non-Owner- Occupied	Residential Real Estate		Commercial and Industrial		Total Loans
As of September 30, 2013:
Recorded Balance of Loans Past Due:
30 - 59 Days	$121	$116	$—	$—	$—	$182	$—	$419
60 - 89 Days	—	1,073	—	—	—	62	—	1,135
90+ Days	—	650	—	241	—	149	—	1,040

Total Past Due	121	1,839	—	241	—	393	—	2,594
Loans in Current Payment Status	12,875	70,002	69,643	41,261	19,802	48,126	8,129	269,838

Total Loans	$12,996	$71,841	$69,643	$41,502	$19,802	$48,519	$8,129	$272,432

Loans 90+ Days Past Due and Accruing(1)	$—	$—	$—	$—	$—	$—	$—	$—
Accruing Troubled Debt Restructurings	—	—	—	702	—	—	—	702
Loans in Non-accrual Status	731	1,219	3,547	756	20	2,470	—	8,743
As of December 31, 2012:
Recorded Balance of Loans Past Due:
30 - 59 Days	$—	$55	$—	$325	$—	$620	$69	$1,069
60 - 89 Days	—	916	—	—	—	44	—	960
90+ Days	—	820	—	343	—	227	—	1,390

Total Past Due	—	1,791	—	668	—	891	69	3,419
Loans in Current Payment Status	11,995	69,237	69,361	30,373	8,348	48,463	2,545	240,322

Total Loans	$11,995	$71,028	$69,361	$31,041	$8,348	$49,354	$2,614	$243,741

Loans 90+ Days Past Due and Accruing(1)	$—	$—	$—	$—	$—	$—	$—	$—
Accruing Troubled Debt Restructurings	—	13	—	709	—	—	—	722
Loans in Non-accrual Status	555	3,779	845	842	29	3,018	—	9,068
As of September 30, 2012:
Recorded Balance of Loans Past Due:
30 - 59 Days	$—	$59	$—	$158	$—	$427	$174	$818
60 - 89 Days	268	1,000	—	—	—	57	—	1,325
90+ Days	—	771	—	185	—	265	—	1,221

Total Past Due	268	1,830	—	343	—	749	174	3,364
Loans in Current Payment Status	9,872	66,594	75,182	30,747	7,764	37,462	2,552	230,173

Total Loans	$10,140	$68,424	$75,182	$31,090	$7,764	$38,211	$2,726	$233,537

Loans 90+ Days Past Due and Accruing(1)	$—	$—	$—	$—	$—	$120	$7	$127
Accruing Troubled Debt Restructurings	—	—	—	—	—	711	—	711
Loans in Non-accrual Status	317	2,267	866	851	32	1,608	—	5,941

(1)
Includes pooled loans acquired with deteriorated credit quality. Management evaluates estimated cash flows subsequent to acquisition. If cash flows have not decreased, the pooled acquired loans remain in performing status.

        The Company considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Loans for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are generally considered to be troubled debt restructurings ("TDR's"). TDR's typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms. Both non-accrual loans and TDR's are generally considered to be impaired.

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 5—Credit Quality and the Allowance for Loan and Lease Losses (Continued)

        Concessions granted in TDR's typically are intended to reduce the borrower's cash requirements, such as an extension of the payment terms or a change in the interest rate charged. TDR's with extended payment terms are accounted for as impaired until adequate performance is established. A reduction in the interest rate for a borrower experiencing financial difficulties would result in a change to TDR status if the restructured loan yield is below the yield for a new loan with comparable risk. TDR's with below-market rates are considered impaired until fully collected. TDR's may be reported as non-accrual, rather than TDR, if they are not performing under the restructured terms or if adequate payment performance under the restructured terms has yet to be established.

        Fourteen loans totaling $2,201,000 were restructured in TDR's during the first nine months of 2013 and ten loans totaling $1,153,000 were restructured in the first nine months of 2012. No TDR's were in accruing status and more than 90 days past due as of September 30, 2013 or December 31, 2012. The Bank has no commitments to lend additional funds under loans classified as TDR's as of September 30, 2013.

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 5—Credit Quality and the Allowance for Loan and Lease Losses (Continued)

        Following are summaries of the investment in loans (by impairment method, excluding loans held for sale) as of the dates indicated, including the related allowance for loan losses and cash-basis income recognized:

		Commercial Real Estate
							Consumer and All Other Loans and Leases
					All Other Real Estate
(in thousands)	Construction and Land Development	Owner- Occupied	Non-Owner- Occupied	Residential Real Estate		Commercial and Industrial		Unallocated	Total Loans
Loans Held for Investment as of September 30, 2013:
Recorded Investment:
Impaired Loans With an Allowance Recorded	$275	$928	$701	$182	$20	$818	$—		$2,924
Impaired Loans With No Allowance Recorded	—	1,359	155	777	—	1,391	—		3,682

Total Loans Individually Evaluated For Impairment	275	2,287	856	959	20	2,209	—		6,606
Loans Collectively Evaluated For Impairment	10,709	54,217	57,186	38,425	19,782	45,738	7,954		234,011
Loans Acquired With Deteriorated Credit Quality	2,012	15,337	11,601	2,118	—	572	175		31,815

Total Loans Held for Investment	$12,996	$71,841	$69,643	$41,502	$19,802	$48,519	$8,129		$272,432

Unpaid Principal Balance:
Impaired Loans With An Allowance Recorded	$302	$1,040	$755	$197	$23	$1,321	$—		$3,638
Impaired Loans With No Allowance Recorded	—	1,542	175	802	—	1,950	—		4,469

Total Loans Individually Evaluated For Impairment	302	2,582	930	999	23	3,271	—		8,107
Loans Collectively Evaluated For Impairment	10,709	54,217	57,186	38,425	19,782	45,738	7,954		234,011
Loans Acquired With Deteriorated Credit Quality	2,238	16,840	12,546	2,550	—	1,505	178		35,857

Total Loans Held for Investment	$13,249	$73,639	$70,662	$41,974	$19,805	$50,514	$8,132		$277,975

Related Allowance for Loan and Lease Losses:
Impaired Loans With An Allowance Recorded	$138	$117	$30	$126	$4	$230	$—		$645
Impaired Loans With No Allowance Recorded	—	—	—	—	—	—	—		—

Total Loans Individually Evaluated For Impairment	$138	$117	$30	$126	$4	$230	$—		$645
Loans Collectively Evaluated For Impairment	370	353	600	724	99	1,178	143	$240	3,707

Loans Acquired With Deteriorated Credit Quality	—	25	—	—	—	20	—		45

Total Loans Held for Investment	$508	$495	$630	$850	$103	$1,428	$143	$240	$4,397

For the Nine Months Ended September 30, 2013:
Average Recorded Investment in Impaired Loans:
Impaired Loans With An Allowance Recorded	$311	$827	$725	$965	$24	$1,494	$—		$4,346
Impaired Loans With No Allowance Recorded	—	1,534	—	—	—	1,000	—		2,534

Total Loans Individually Evaluated For Impairment	$311	$2,361	$725	$965	$24	$2,494	$—		$6,880

Interest Income Recognized on Impaired Loans:
Impaired Loans With An Allowance Recorded	$—	$—	$—	$29	$—	$—	$—		$29
Impaired Loans With No Allowance Recorded	—	1	—	—	—	—	—		1

Total Loans Individually Evaluated For Impairment	$—	$1	$—	$29	$—	$—	$—		$30

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 5—Credit Quality and the Allowance for Loan and Lease Losses (Continued)

		Commercial Real Estate
							Consumer and All Other Loans and Leases
					All Other Real Estate
(in thousands)	Construction and Land Development	Owner- Occupied	Non-Owner- Occupied	Residential Real Estate		Commercial and Industrial		Unallocated	Total Loans
Loans Held for Investment as of December 31, 2012:
Recorded Investment:
Impaired Loans With an Allowance Recorded	$385	$686	$749	$894	$29	$1,354	$—		$4,097
Impaired Loans With No Allowance Recorded	170	1,599	—	—	—	1,298	—		3,067

Total Loans Individually Evaluated For Impairment	555	2,285	749	894	29	2,652	—		7,164
Loans Collectively Evaluated For Impairment	8,985	51,837	57,058	25,613	8,319	45,735	2,435		199,982
Loans Acquired With Deteriorated Credit Quality	2,455	16,906	11,554	4,534	—	967	179		36,595

Total Loans Held for Investment	$11,995	$71,028	$69,361	$31,041	$8,348	$49,354	$2,614		$243,741

Unpaid Principal Balance:
Impaired Loans With An Allowance Recorded	$404	$731	$763	$899	$30	$2,040	$—		$4,867
Impaired Loans With No Allowance Recorded	177	1,745	—	—	—	1,427	—		3,349

Total Loans Individually Evaluated For Impairment	581	2,476	763	899	30	3,467	—		8,216
Loans Collectively Evaluated For Impairment	8,985	51,837	57,058	25,613	8,319	45,735	2,435		199,982
Loans Acquired With Deteriorated Credit Quality	6,264	18,575	13,184	6,468	—	2,489	183		47,163

Total Loans Held for Investment	$15,830	$72,888	$71,005	$32,980	$8,349	$51,691	$2,618		$255,361

Related Allowance for Loan and Lease Losses:
Impaired Loans With An Allowance Recorded	$103	$53	$66	$324	$2	$683	$—		$1,231
Impaired Loans With No Allowance Recorded	—	—	—	—	—	—	—		—

Total Loans Individually Evaluated For Impairment	103	53	66	324	2	683	—		1,231
Loans Collectively Evaluated For Impairment	218	410	664	582	33	1,052	51	$1	3,011

Loans Acquired With Deteriorated Credit Quality	—	—	—	—	—	—	—		—

Total Loans Held for Investment	$321	$463	$730	$906	$35	$1,735	$51	$1	$4,242

For the Year Ended December 31, 2012:
Average Recorded Investment in Impaired Loans:
Impaired Loans With An Allowance Recorded	$198	$655	$303	$291	$6	$791	$—		$2,244
Impaired Loans With No Allowance Recorded	533	1,378	109	782	—	1,425	—		4,227

Total Loans Individually Evaluated For Impairment	$731	$2,033	$412	$1,073	$6	$2,216	$—		$6,471

Interest Income Recognized on Impaired Loans:
Impaired Loans With An Allowance Recorded	$—	$—	$—	$10	$—	$—	$—		$10
Impaired Loans With No Allowance Recorded	—	—	1	—	—	—	—		1

Total Loans Individually Evaluated For Impairment	$—	$—	$1	$10	$—	$—	$—		$11

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 5—Credit Quality and the Allowance for Loan and Lease Losses (Continued)

		Commercial Real Estate
							Consumer and All Other Loans and Leases
					All Other Real Estate
(in thousands)	Construction and Land Development	Owner- Occupied	Non-Owner- Occupied	Residential Real Estate		Commercial and Industrial		Unallocated	Total Loans
Loans Held for Investment as of September 30, 2012:
Recorded Investment:
Impaired Loans With an Allowance Recorded	$214	$—	$765	$897	$—	$293	$—		$2,169
Impaired Loans With No Allowance Recorded	372	1,893	—	—	—	823	—		3,088

Total Loans Individually Evaluated For Impairment	586	1,893	765	897	—	1,116	—		5,257
Loans Collectively Evaluated For Impairment	7,079	49,524	62,865	25,655	7,764	35,964	2,543		191,394
Loans Acquired With Deteriorated Credit Quality	2,475	17,007	11,552	4,538	—	1,131	183		36,886

Total Loans Held for Investment	$10,140	$68,424	$75,182	$31,090	$7,764	$38,211	$2,726		$233,537

Unpaid Principal Balance:
Impaired Loans With An Allowance Recorded	$223	$—	$765	$901	$—	$120	$—		$2,009
Impaired Loans With No Allowance Recorded	378	2,025	—	—	—	817	—		3,220

Total Loans Individually Evaluated For Impairment	601	2,025	765	901	—	937	—		5,229
Loans Collectively Evaluated For Impairment	7,079	49,524	62,865	25,655	7,764	35,964	2,543		191,394
Loans Acquired With Deteriorated Credit Quality	6,288	18,749	13,251	6,498	—	2,914	187		47,887

Total Loans Held for Investment	$13,968	$70,298	$76,881	$33,054	$7,764	$39,815	$2,730		$244,510

Related Allowance for Loan and Lease Losses:
Impaired Loans With An Allowance Recorded	$86	$—	$79	$213	$—	$126	$—		$504
Impaired Loans With No Allowance Recorded	—	—	—	—	—	—	—		—

Total Loans Individually Evaluated For Impairment	86	—	79	213	—	126	—		504
Loans Collectively Evaluated For Impairment	183	619	877	599	39	1,153	111	$15	3,596

Loans Acquired With Deteriorated Credit Quality	—	—	—	—	—	—	—		—

Total Loans Held for Investment	$269	$619	$956	$812	$39	$1,279	$111	$15	$4,100

For the Nine Months Ended September 30, 2012:
Average Recorded Investment in Impaired Loans:
Impaired Loans With An Allowance Recorded	$103	$145	$191	$318	$—	$366	$—		$1,123
Impaired Loans With No Allowance Recorded	229	1,447	—	—	—	558	—		2,234

Total Loans Individually Evaluated For Impairment	$332	$1,592	$191	$318	$—	$924	$—		$3,357

Interest Income Recognized on Impaired Loans:
Impaired Loans With An Allowance Recorded	$—	$—	$—	$—	$—	$—	$—		$—
Impaired Loans With No Allowance Recorded	13	—	—	38	—	6	—		57

Total Loans Individually Evaluated For Impairment	$13	$—	$—	$38	$—	$6	$—		$57

        The amount of the allowance for loan losses provided for impaired loans represents the aggregate amount by which the recorded investment in each impaired loan exceeds its fair value. Fair value for this purpose is determined by computing either the present value of expected future cash flows discounted at the loan's effective interest rate or, if repayment is expected solely from the collateral, the fair value of the underlying collateral less estimated costs to sell, based on current appraisals. In some cases, impaired loans are partially charged off, such that there is no excess of the recorded investment over the fair value of the loan, as determined above.

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 5—Credit Quality and the Allowance for Loan and Lease Losses (Continued)

        Changes in the accretable discount for loans purchased with credit quality deterioration follows:

	For the Nine Months Ended September 30,
(in thousands)	2013	2012
Balance at beginning of year	$1,734	$3,289
Measurement period adustments to Santa Lucia Bank fair values	—	(428)
Accretion to interest income	(2,046)	(844)
Loans reclassified to held for sale	—	(355)
Loans charged off	50	—
Transfers from non-accretable discount to accretable	2,329	125

Balance at end of period	$2,067	$1,787

Note 6—Common and Preferred Stock and Earnings (Loss) per Share

Common Stock

        During 2010, the Company issued an aggregate of 5,000,000 shares of its common stock paired with warrants to purchase an additional 5,000,000 shares of its common stock (the "2010 Warrants") for an aggregate purchase price of $25 million. These securities were sold pursuant to the terms of a Securities Purchase Agreement dated December 22, 2009, as amended, by and between the Company and Carpenter Fund Manager GP, LLC (the "Manager") on behalf of and as General Partner of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund-CA, L.P. (the "Investors")(the "Securities Purchase Agreement"). The 2010 Warrants were issued for a term of five years at an exercise price of $5.00 per share and contained customary anti-dilution provisions. The Company used a substantial majority of the proceeds from the sale of securities under the Securities Purchase Agreement to enable a newly-formed wholly-owned subsidiary, Mission Asset Management, Inc., to purchase from the Bank certain non-performing loans and other real estate owned assets.

        The Securities Purchase Agreement further provided that the Company would conduct a rights offering to its existing shareholders, pursuant to which each shareholder was offered the right to purchase 15 additional shares of common stock, paired with a warrant (the "Public Warrants"), for each share held, at a price of $5.00 per unit of common stock and warrant. The rights offering closed on December 15, 2010, with 748,672 shares being issued. Net proceeds from the rights offering totaled $3,527,000. On September 5, 2012, the expiration date of the Public Warrants was extended from December 17, 2015 to March 21, 2017. No other terms or conditions of the Public Warrants were modified and no consideration was transferred.

Bancorp-Issued Preferred Stock

        As a result of a change in control in 2010, the Company lost its status as a Community Development Financial Institution ("CDFI") in 2012. Accordingly, the Company redeemed the Company's Series A and C preferred stock during the third quarter of 2013 at a total redemption price of $1,000,000. Those series of preferred stock were carried at their redemption values in the consolidated balance sheets and were classified as mezzanine financing rather than equity.

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 6—Common and Preferred Stock and Earnings (Loss) per Share (Continued)

Mission Asset Management, Inc. Preferred Stock and Company Warrants

        On October 21, 2011, for an aggregate purchase price of $10 million, Mission Asset Management, Inc. issued 10,000 shares of its newly authorized Series A Non-Cumulative Perpetual Preferred Stock ("MAM Preferred Stock") and the Company issued warrants to purchase an aggregate of 2,202,641 shares of the Company's common stock (the "2011 Warrants"). The 2011 Warrants were issued for a term of 10 years from issuance at an exercise price of $4.54 per share. In December 2011, 660,792 of the 2011 Warrants were exercised and $3,000,000 of the MAM Preferred Stock was liquidated. From June 2012 through December 2012 an additional $5,000,000 of the MAM Preferred Stock was liquidated, and in the first nine months of 2013 the final $2,000,000 was liquidated. These preferred shares included redemption provisions that are outside the control of the Company. Accordingly, these preferred shares were presented as mezzanine financing at their redemption value.

        In addition to customary anti-dilution provisions, the 2010 Warrants and the 2011 Warrants referred to above contain certain anti-dilution features that caused these warrants to be reflected as derivative liabilities pursuant to ASC 815—at their fair values—in the consolidated balance sheets rather than as components of equity. Subsequent changes in their fair values were recognized as gains or losses through non-interest income, which impacted net loss and loss per share in the consolidated statement of operations. In March 2012 all 2010 Warrants and substantially all of the 2011 Warrants (i.e., those issued to the Investors) were cancelled and replaced with 6,487,800 five-year warrants having approximately the equivalent aggregate fair value as the cancelled warrants but without the anti-dilution features that call for derivative accounting treatment. Accordingly, $4,955,000 (the fair value of the cancelled warrants immediately prior to cancellation) was transferred from warrant liability to additional paid-in capital in March 2012. In September 2012 the remaining 153,876 of the 2011 Warrants were cancelled and replaced with 171,980 warrants having substantially identical terms as those issued in March 2012 and aggregate fair value equivalent to the cancelled warrants. The remaining $161,000 of warrant liability at that date was transferred to additional paid-in capital.

        Activity in the Company's outstanding warrants follows:

	Shares	Weighted Average Exercise Price
Outstanding December 31, 2011	7,290,521	$4.90
Warrants cancelled in 2012	(6,541,849)	4.89
Warrants issued in 2012	6,659,780	5.00
Warrants exercised in 2012	(400,000)	5.00

Outstanding December 31, 2012	7,008,452	5.00
Warrants issued in 1st nine months 2013	—
Warrants exercised 1st nine months 2013	(600,000)	5.00

Outstanding September 30, 2013	6,408,452	$5.00

        Prior to the consummation of the transactions under the Securities Purchase Agreement, the Manager was the largest shareholder of the Company, beneficially owning 333,334 shares of the common stock of the Company or 24.7% of the issued and outstanding shares. As of September 30, 2013, following the consummation of the transactions under the Securities Purchase Agreement, the

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 6—Common and Preferred Stock and Earnings (Loss) per Share (Continued)

rights offering, and the 2011, 2012 and 2013 warrants exercises, the Manager is the beneficial owner of 6,928,179 shares of the common stock of the Company (not including warrants), or 79.1% of the issued and outstanding shares.

Earnings (Loss) per Share

        The following table shows the calculation of earnings (loss) per common share and the allocation of the Company's net income (loss) among common stock and the various classes of preferred stock:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(in thousands, except per share data)	2013	2012	2013	2012
Net income (loss)	$227	$760	$1,751	$451
Less earnings and dividends applicable to preferred stock:
Convertible preferred (Series A & C)	2	—	19	—
Non-convertible subsidiary-issued preferred stock	16	151	86	500

Net income allocated to all classes of preferred stock	18	151	105	500

Net income (loss) attributable to common stock	$209	$609	$1,646	$(49)

Average common shares outstanding	8,755,066	7,855,066	8,418,253	7,792,292
Dilutive effect of outstanding stock-based awards and other potential common shares	16,876	—	11,868	—

Average common shares used for diluted EPS	8,771,942	7,855,066	8,430,121	7,792,292
Basic earnings (loss) per common share	$0.02	$0.08	$0.20	$(0.01)
Diluted earnings (loss) per common share	$0.02	$0.08	$0.20	$(0.01)

        Excluded from diluted EPS in 2013 were the following potential common shares: 450,400 outstanding stock options and 6,408,452 outstanding warrants. Excluded from diluted EPS in 2012 were 267,900 outstanding stock options; 7,308,452 outstanding warrants and 220,264 shares related to convertible preferred shares. In all periods presented in these financial statements the exercise or conversion price of these warrants and options exceeded the average market price of the Company's common shares.

Note 7—Income taxes

        The Company recognized income tax expense of $45,000 in the first nine months of 2013 and $3,000 in the comparable period of 2012. In both those periods, the provision for income tax was offset by available tax loss carry-forwards originating from 2008 through 2011. The $45,000 income tax recorded in 2013 represents an accrual for alternative minimum tax related to utilizing those tax loss carry-forwards.

        Total deferred tax assets as of September 30, 2013, are approximately $11,189,000 (including $8,377,000 of tax loss carry-forwards) and deferred tax liabilities total approximately $2,191,000. The Company continues to maintain a full valuation allowance against the net deferred tax asset of $8,998,000, as a result of the Company being in a cumulative loss position as of September 30, 2013.

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 8—Fair Value Measurement

        The following tables present information about the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of September 30, 2013 and December 31, 2012, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

  •
  Level 1—Quoted prices in active markets for identical assets or liabilities

  •
  Level 2—Estimates based on significant other observable inputs that market participants would use in pricing the asset or liability

  •
  Level 3—Estimates based on significant unobservable inputs that reflect the entity's own assumptions about the assumptions market participants would use in pricing the asset or liability. Valuation techniques include management's judgment, which may be a significant factor.

        For some assets or liabilities, the inputs used to measure fair value may fall into more than one level of the fair value hierarchy. In such cases, the asset or liability is identified based on the lowest level input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the asset or liability.

        No warrants were subject to fair value accounting as of September 30, 2013 or December 31, 2012.

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 8—Fair Value Measurement (Continued)

        Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using
(in thousands)	Level 1	Level 2	Level 3	Total
September 30, 2013
Available for sale securities:
U.S. Government agencies	$—	$18,564	$—	$18,564
Residential mortgage-backed securities	—	51,876	—	51,876
Municipal securities	—	15,141	—	15,141
Corporate debt securities	—	3,234	—	3,234
Asset-backed securities	—	19,103	—	19,103

Total available-for-sale securities	—	107,918	—	107,918
Loans held for sale	—	—	5,113	5,113

Total net assets measured at fair value on a recurring basis	$—	$107,918	$5,113	$113,031

December 31, 2012
Available for sale securities:
U.S. Government agencies	$—	$30,589	$—	$30,589
Residential mortgage-backed securities	—	61,660	—	61,660
Municipal securities	—	19,273	—	19,273
Corporate debt securities	—	2,996	—	2,996
Asset-backed securities	—	13,304	—	13,304

Total available-for-sale securities	—	127,822	—	127,822
Loans held for sale	—	—	1,548	1,548

Total net assets measured at fair value on a recurring basis	$—	$127,822	$1,548	$129,370

September 30, 2012
Available for sale securities:
U.S. Government agencies	$—	$43,247	$—	$43,247
Residential mortgage-backed securities	—	70,479	—	70,479
Municipal securities	—	16,592	—	16,592
Corporate debt securities	—	3,024	—	3,024
Asset-backed securities	—	13,724	—	13,724

Total available-for-sale securities	—	147,066	—	147,066
Loans held for sale	—	—	3,490	3,490
Warrant liability	—	—	(150)	(150)

Total net assets measured at fair value on a recurring basis	$—	$147,066	$3,340	$150,406

        The fair value of securities available for sale equals quoted market prices, if available. If quoted market prices are not available, fair value is determined using quoted market prices for similar securities. There were no changes in the valuation techniques used during 2013 or 2012 and there were no transfers into or out of Levels 1, 2 or 3 of the fair value hierarchy during the nine months ended September 30, 2013.

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 8—Fair Value Measurement (Continued)

        Loans held for sale that are measured at fair value on a recurring basis consist of all loans held by the company's MAM subsidiary. Those loans are carried at the lower of cost or fair value and, accordingly, have been subject to recurring fair value adjustments. Fair value for those loans is determined by assessing the probability of borrower default using historical payment performance and available cash flows to the borrower, then projecting the amount and timing of cash flows to MAM, including collateral liquidation if repayment weaknesses exist.

        Management monitors the availability of observable market data to assess the appropriate classifications of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

        Management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets, total liabilities or total earnings.

        Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements Using
					Current Period Gains (Losses)
(in thousands)	Level 1	Level 2	Level 3	Total
September 30, 2013
Financial assets measured at fair value on a non-recurring basis:
Impaired loans, net of specific reserves—
Commercial and industrial	$—	$—	$1,979	$1,979	$21
Residential real estate	—	—	833	833	199
Commercial real estate—owner-occupied	—	—	2,170	2,170	(2)
Commercial real estate—non-owner-occupied	—	—	826	826	36
All other real estate	—	—	16	16	(2)
Construction and land development	—	—	137	137	(42)

Total impaired loans, net of charge-offs and specific reserves	$—	$—	$5,961	$5,961	$210
Non-financial assets measured at fair value on a non-recurring basis:
Other real estate owned	$—	$—	$861	$861	$571

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 8—Fair Value Measurement (Continued)

	Fair Value Measurements Using
					Full Year Gains (Losses)
	Level 1	Level 2	Level 3	Total
December 31, 2012
Financial assets measured at fair value on a non-recurring basis:
Impaired loans, net of specific reserves—
Commercial and industrial	$—	$—	$1,969	$1,969	$7
Residential real estate	—	—	570	570	(324)
Commercial real estate—owner-occupied	—	—	2,232	2,232	(20)
Commercial real estate—non-owner-occupied	—	—	683	683	(66)
All other real estate	—	—	27	27	(2)
Construction and land development	—	—	452	452	(96)

Total impaired loans, net of charge-offs and specific reserves	$—	$—	$5,933	$5,933	$(501)
Non-financial assets measured at fair value on a non-recurring basis:
Other real estate owned	$—	$—	$818	$818	$(463)

	Fair Value Measurements Using
					Current Period Gains (Losses)
	Level 1	Level 2	Level 3	Total
September 30, 2012
Financial assets measured at fair value on a non-recurring basis:
Impaired loans, net of specific reserves—
Commercial and industrial	$—	$—	$990	$990	$(60)
Residential real estate	—	—	684	684	(213)
Commercial real estate—owner-occupied	—	—	1,893	1,893	—
Commercial real estate—non-owner-occupied	—	—	686	686	(79)
Construction and land development	—	—	500	500	(86)

Total impaired loans, net of charge-offs and specific reserves	$—	$—	$4,753	$4,753	$(438)
Non-financial assets measured at fair value on a non-recurring basis:
Other real estate owned	$—	$—	$1,463	$1,463	$(458)

        The following methods were used to estimate the fair value of each class of assets above. The fair value of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral less estimated costs to sell if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. Collateral-dependent impaired loans are categorized as Level 3 due to ongoing real estate conditions resulting in inactive market data which, in turn, required the use of unobservable inputs and assumptions in fair

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 8—Fair Value Measurement (Continued)

value measurements. Impaired loans were measured and reported at fair value through specific valuation allocations of the allowance for loan and lease losses and/or partial charge-offs of the impaired loans.

        The fair value of other real estate owned is based on the values obtained through property appraisals, which can include observable and unobservable inputs. Other real estate owned fair values are categorized as Level 3 due to ongoing real estate conditions resulting in inactive market data which required the use of unobservable inputs and assumptions in fair value measurements.

        The following table presents a reconciliation of net assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the first nine months of 2013 and 2012:

	Level 3 Securities Available for Sale, Loans Held for Sale and Warrant Liability
	Nine Months Ended September 30
(in thousands)	2013	2012
Balance at beginning of year	$1,548	$(1,464)
Net increase (decrease) in Gov't guaranteed loans held for sale	4,099	(115)
Loans held for sale transfered into Level 3	—	4,283
Settlements—principal reductions in loans held for sale	(848)	(1,857)
Loan participations sold to related party	—	(1,952)
Loans held for sale transferred to other real estate owned	—	(589)
Reduction in loans held for sale valuation reserve	314	—
Cancellation of warrants accounted for as liabilities	—	5,116
Changes in fair value of warrant liability	—	68

Balance at end of period	$5,113	$3,490

        "Settlements" in the above table relate to actual cash payments received from borrowers on loans held for sale and do not represent refinancings or write-downs to fair value. The following methods and assumptions were used to estimate the fair value of significant financial instruments that are not carried at fair value in the consolidated balance sheet:

        Financial Assets.    The carrying amounts of cash and short-term investments are considered to approximate fair value. Short-term investments include federal funds sold and interest bearing deposits with other banks. For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using other observable data, which may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other factors. The fair value of loans (including loans held for sale) are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments, where available, and are considered to be within Level 2. Impaired loans are within Level 3 of the fair value hierarchy. The carrying value of accrued

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 8—Fair Value Measurement (Continued)

interest receivable approximates fair value. The carrying amounts of stock in the Federal Home Loan Bank of San Francisco ("FHLB") and in the FRB approximate their fair value.

        Financial Liabilities.    The carrying amounts of deposit liabilities payable on demand and short-term borrowed funds are considered to approximate fair value. For fixed maturity (i.e., time) deposits, which are within Level 2 of the fair value hierarchy, fair value is estimated by discounting estimated future contractual cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of junior subordinated debt securities (Level 2) is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

        Off-Balance Sheet Financial Instruments.    The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

        The estimated fair value of financial instruments is summarized as follows:

	September 30, 2013		December 31, 2012		September 30, 2012
(in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Cash and due from banks	$22,423	$22,423	$25,635	$25,635	$21,197	$21,197
Interest-bearing deposits in other banks	1,979	1,979	3,706	3,706	5,176	5,176
Investment securities	107,918	107,918	127,822	127,822	147,066	147,066
Loans held for sale	5,113	5,113	1,548	1,548	3,490	3,490
Loans, net of allowance for loan and lease losses	268,035	267,015	239,499	244,979	229,437	225,338
Federal Home Loan Bank stock and other investments	6,974	6,974	6,822	6,822	6,699	6,699
Accrued interest receivable	1,217	1,217	1,361	1,361	1,353	1,353
Financial Liabilities:
Deposits	388,812	389,228	387,268	387,589	389,408	389,641
Other borrowings	6,000	5,506	—	—	3,800	3,800
Junior subordinated debt securities	5,688	4,634	5,604	4,607	5,576	4,188
Accrued interest payable	128	128	111	111	140	140

Note 9—Related Party Transactions

        During the third quarter of 2013 the Bank and MAM entered into separate agreements with CGB Asset Management ("CGB"), a wholly-owned subsidiary of the Company's majority shareholder, Carpenter Fund Manager GP, LLC, under which a participation in a fully-discounted loan was sold to CGB for cash proceeds of $344,000 and a participation in a fully-written down other real estate owned ("OREO") property was sold to CGB for $599,000. These values were determined by an independent assessment of fair value for each asset and resulted in the acceleration of $344,000 of accretion income

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 9—Related Party Transactions (Continued)

on loans acquired with deteriorated credit quality and $599,000 of net gains on the sale of OREO property in the third quarter.

Note 10—Recent Accounting Pronouncements

Adoption of New Accounting Standards

  Offsetting Assets and Liabilities

        In January 2013, the FASB issued guidance within ASU 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities." The amendments in ASU 2013-01 to Topic 210, Balance Sheet, clarify that the scope of ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities," would apply to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse agreements, and securities borrowing and securities lending transactions that are either offset or subject to a master netting arrangement. The amendments are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this guidance did not have a material impact on the Company's consolidated statement of operations, its consolidated balance sheet, or its consolidated statement of cash flows.

  Reclassifications Out of Accumulated Other Comprehensive Income

        In February 2013, the FASB issued guidance within ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The amendments in ASU 2013-02 to Topic 220, Comprehensive Income, update, supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05 and 2011-12. The amendments require an entity to provide additional information about reclassifications out of accumulated other comprehensive income. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Company's consolidated statement of operations, its consolidated balance sheet, or its consolidated statement of cash flows and only impacts the presentation of other comprehensive income in the consolidated financial statements.

Note 11—Subsequent Event

        On October 21, 2013, the Company and Heritage Oaks Bancorp, a California corporation ("Heritage"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition by Heritage of the Company pursuant to the merger of the Company with and into Heritage, with Heritage being the surviving corporation (the "Merger"). Immediately after the Merger, Mission Community Bank will be merged with and into Heritage Oaks Bank, Heritage's wholly-owned banking subsidiary, with Heritage Oaks Bank being the surviving banking corporation.

        Pursuant to the terms and subject to the conditions of the Merger Agreement, which has been approved by the Board of Directors of each of the Company and Heritage, holders of shares of the Company's common stock, warrants and options will receive aggregate cash consideration of $8.0 million and aggregate stock consideration of 7,541,353 shares of the common stock of Heritage. Based on the Company's shares outstanding on October 21, 2013, each share of common stock of the Company would be exchanged for approximately (i) 0.8614 shares of the common stock of Heritage and (ii) cash consideration of approximately $0.19. Based on the closing price of Heritage common

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 11—Subsequent Event (Continued)

stock of $6.42 per share on October 18, 2013, the total value of the merger consideration would be $56.4 million. The actual value received by the Company's shareholders on a per share basis will fluctuate based on the price of the common stock of Heritage.

        Each holder of the Company's warrants (other than warrants issued in the Company's public rights offering which warrants will terminate if not exercised prior to the Merger) will enter into a warrant holder agreement agreeing not to exercise his, her or its warrants prior to the Merger and receiving at the effective time of the Merger cash in the amount of $0.92 per share of common stock that would have been received upon exercise of the warrants. Each holder of the Company's options will enter into an option holder agreement, agreeing to cash out his or her Company stock options and cancel them. In the money option holders will receive the spread between the exercise price of such options and $5.92, while out of the money option holders will receive a flat $500 for cancellation of all of their respective options.

        The Merger Agreement contains customary representations, warranties and covenants made by each of the Company and Heritage. In addition, the Company has agreed not to solicit certain acquisition proposals. However, under certain circumstances specified in the Merger Agreement, the Company is entitled to enter into discussions and negotiate with third parties who submit to the Company certain unsolicited acquisition proposals which the Board of Directors of the Company determines are "Superior Proposals," as such term is defined in the Merger Agreement.

        Completion of the Merger is subject to certain conditions, including, among others, the (i) approval of the Merger by the shareholders of the Company and Heritage, (ii) listing on NASDAQ of the shares of Heritage to be issued in the Merger, (iii) receipt of all governmental consents and approvals required to consummate the Merger, (iv) U.S. Securities and Exchange Commission having declared effective under the Securities Act of 1933, as amended, Heritage's registration statement covering the issuance of shares of Heritage in the Merger, (v) absence of any injunction, order or legal restraint prohibiting consummation of the Merger, and (vi) receipt by Heritage and the Company of opinions from their respective legal counsel that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The obligation of each party to consummate the Merger is also conditioned upon the other party's representations and warranties being true and correct to the extent provided in the Merger Agreement and the other party having performed in all material respects it obligations under the Merger Agreement. Heritage's obligation to consummate the Merger is also subject to certain additional conditions, including, among others, (i) the Company's "Adjusted Shareholders' Equity," as defined in the Merger Agreement, not being less than 95% of the shareholders' equity of the Company as of June 30, 2013 as of the "Shareholders' Equity Measurement Date," as such term is defined in the Merger Agreement, and (ii) the Company's "Core Deposits," as defined in the Merger Agreement, not being less than 80% of the balance of such Core Deposits on September 30, 2013 as of the date of the "Closing Financial Statement," as such term is defined in the Merger Agreement.

        The Merger Agreement contains certain termination rights for both the Company and Heritage, including, among others, the right to terminate the Merger Agreement if (i) the Merger is not consummated on or before the nine month anniversary of the date of the Merger Agreement, subject to an extension of up to 90 days in certain circumstances, (ii) if any required regulatory approvals are not obtained or (iii) if the requisite approval of the shareholders of the Company or Heritage is not obtained. In addition, Heritage is entitled to a termination fee of $2,500,000 plus reimbursement of

Mission Community Bancorp and Subsidiary

Notes to Condensed Consolidated Financial Statements (unaudited) (Continued)

Note 11—Subsequent Event (Continued)

out-of-pocket expenses with respect to the termination of the Merger Agreement in certain instances, including, among other things, (i) the failure of the Company's shareholders to approve the Merger Agreement, (ii) the failure of the Company to recommend approval of the Merger to its shareholders in certain instances and (iii) in the event that an "Acquisition Proposal," as such term is defined in the Merger Agreement, has been made known to the shareholders, senior management or board of directors of the Company or any person shall have publicly announced an intention to make an Acquisition Proposal, and thereafter the Merger Agreement is terminated, and prior to the date that is 12 months from the date of such termination, the Company consummates an "Alternative Transaction," as such term if defined in the Merger Agreement, or enters into any letter of intent or similar agreement related to an Alternative Transaction.

        The Merger is expected to be consummated in the first quarter of 2014.

 Appendix F

MISSION COMMUNITY BANCORP AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

December 31, 2012 and 2011

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Mission Community Bancorp and Subsidiaries

        We have audited the accompanying consolidated balance sheets of Mission Community Bancorp and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mission Community Bancorp and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Las Vegas, Nevada
March 27, 2013

MISSION COMMUNITY BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

(in thousands, except share data)

	2012	2011
Assets
Cash and Due from Banks	$25,635	$61,621

Total Cash and Cash Equivalents	25,635	61,621
Certificates of Deposit in Other Banks	3,706	3,592
Investment Securities Available for Sale	127,822	128,310
Loans Held For Sale	1,548	3,720
Loans Held for Investment:
Commercial and Industrial	35,102	32,454
Agricultural	14,252	9,272
Construction and Land Development	11,995	17,447
Real Estate	179,778	166,435
Leases, Net of Unearned Income	1,057	2,323
Consumer	1,557	2,018

Total Loans	243,741	229,949
Allowance for Loan and Lease Losses	(4,242)	(3,326)

Net Loans	239,499	226,623
Federal Home Loan Bank Stock and Other Investments	6,822	3,926
Premises and Equipment	16,131	16,282
Other Real Estate Owned	818	5,220
Company-Owned Life Insurance	8,015	7,786
Core Deposit Intangible Asset, Net of Accumulated Amortization	2,765	3,170
Accrued Interest and Other Assets	2,446	3,062

Total Assets	$435,207	$463,312

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2012 and 2011

(in thousands, except share data)

	2012	2011
Liabilities and Shareholders' Equity
Deposits:
Noninterest-Bearing Demand	$130,694	$105,105
Money Market, NOW and Savings	154,074	156,273
Time Deposits Under $100	29,442	42,475
Time Deposits $100 and Over	73,058	106,721

Total Deposits	387,268	410,574
Junior Subordinated Debt Securities	5,604	5,491
Accrued Interest and Other Liabilities	2,063	4,271
Warrant Liability	—	5,184

Total Liabilities	394,935	425,520
Commitments and Contingencies—Notes E and N
Mezzanine Financing—Note L:
Redeemable Bancorp-Issued Convertible Preferred Stock; Series A and C in 2012; Series A, B and C in 2011; Liquidation Value of $1,000 in 2012 and $1,205 in 2011	1,000	1,205
Redeemable Subsidiary-Issued Preferred Stock; Liquidation Value of $2,000 in 2012 and $7,000 in 2011	2,000	7,000
Shareholders' Equity—Notes L and P:
Common Stock—No Par Value—Authorized 50,000,000 Shares; Issued and Outstanding: 8,155,066 in 2012 and 7,755,066 in 2011	42,825	40,825
Additional Paid-In Capital	8,768	3,505
Accumulated Deficit	(16,122)	(16,438)
Accumulated Other Comprehensive Income	1,801	1,695

Total Shareholders' Equity	37,272	29,587

Liabilities and Shareholders' Equity	$435,207	$463,312

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2012 and 2011

(in thousands, except per share data)

	2012	2011
Interest Income
Interest and Fees on Loans	$16,258	$9,286
Interest on Investment Securities	2,572	1,968
Other Interest Income	105	62

Total Interest Income	18,935	11,316
Interest Expense
Interest on Money Market, NOW and Savings Deposits	281	395
Interest on Time Deposits	716	993
Other Interest Expense	324	152

Total Interest Expense	1,321	1,540

Net Interest Income	17,614	9,776
Provision for Loan and Lease Losses	975	600

Net Interest Income After Provision for Loan and Lease Losses	16,639	9,176
Non-Interest Income
Service Charges on Deposit Accounts	968	511
Gain on Sale of SBA-Guaranteed Loans	8	183
Net Gains (Losses) on Disposition of Loans Held for Sale	955	(69)
Loan Servicing Fees, Net of Amortization	154	99
Gain on Sale or Call of Available-For-Sale Securities	1,116	7
Loss or Writedown of Fixed Assets and Other Real Estate Owned	(496)	(238)
Grants and Awards	415	500
Change in Fair Value of Warrant Liability	68	1,932
Increase in Cash Surrender Value of Life Insurance	229	116
Other Income and Fees	394	230

Total Non-Interest Income	3,811	3,271
Non-Interest Expense
Salaries and Employee Benefits	9,759	7,636
Occupancy Expenses	1,705	1,740
Furniture and Equipment	748	704
Data Processing	2,280	1,360
Professional Fees	1,230	1,215
Marketing and Business Development	420	326
Office Supplies and Expenses	705	335
Insurance and Regulatory Assessments	623	481
Loan and Lease Expenses	294	278
Other Real Estate Expenses	260	269
Provision for Unfunded Loan Commitments	25	180
Amortization of Core Deposit Intangible Asset	405	67
Other Expenses	1,042	857

Total Non-Interest Expense	19,496	15,448

Income (Loss) Before Income Taxes	954	(3,001)
Income Tax Expense	66	6

Net Income (Loss)	$888	$(3,007)

Net Income (Loss) Attributable to Common Stock—Note O	$312	$(5,788)

Per Share Data (Note O):
Net Income (Loss)—Basic	$0.04	$(0.81)
Net Income (Loss)—Diluted	$0.04	$(0.81)

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, 2012 and 2011

(in thousands)

	2012	2011
Net income (loss)	$888	$(3,007)
Other comprehensive income:
Unrealized gains arising during the period on available-for-sale securities, net of taxes of $-0-	1,222	2,244
Less reclassification adjustment for securities gains included in net income	(1,116)	(7)

Total other comprehensive income	106	2,237

Comprehensive income (loss)	$994	$(770)

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2012 and 2011

(in thousands, except per share data)

		Common Stock				Accumulated Other Comprehensive Income (Loss)
	Preferred Stock			Additional Paid-In Capital	Accumulated (Deficit)
		Shares	Amount				Total
Balance as of December 31, 2010	$5,068	7,094,274	$37,825	$1,209	$(10,650)	$(542)	$32,910
Accretion of discount on subsidiary redeemable preferred stock and offering costs					(2,197)		(2,197)
Accretion of discount related to beneficial conversion feature of Series A and C preferred stock				118	(118)		—
Exercise of common stock warrants		660,792	3,000				3,000
Dividends declared:
TARP preferred stock					(286)		(286)
Subsidiary preferred stock					(180)		(180)
Net contribution from shareholder—Santa Lucia merger—Note U				906			906
Redemption of preferred stock:
TARP preferred stock	(5,068)						(5,068)
Stock-based compensation				142			142
Net loss					(3,007)		(3,007)
Other comprehensive income	—	—	—	—	—	2,237	2,237

Balance as of December 31, 2011, as previously reported	$—	7,755,066	$40,825	$2,375	$(16,438)	$1,695	$28,457
Adjustment to net contribution from shareholder recognized in additional paid-in capital for Santa Lucia merger	—	—	—	1,130	—	—	1,130

Balance as of January 1, 2012, as adjusted	$—	7,755,066	$40,825	$3,505	$(16,438)	$1,695	$29,587
Exercise of common stock warrants		400,000	2,000				2,000
Cancellation of warrants accounted for as liabilities				5,116			5,116
Dividends declared on subsidiary-issued preferred stock					(572)		(572)
Stock-based compensation				147			147
Net income					888		888
Other comprehensive income	—	—	—	—	—	106	106

Balance as of December 31, 2012	$—	8,155,066	$42,825	$8,768	$(16,122)	$1,801	$37,272

The accompanying notes are an integral part of these consolidated financial statements.

MISSION COMMUNITY BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2012 and 2011

(in thousands)

	2012	2011
Operating Activities:
Net income (loss)	$888	$(3,007)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	919	673
Amortization of premium on securities and loans, net	1,367	649
Amortization of core deposit intangible asset	405	67
Accretion of discount on assets acquired in merger	(2,899)	(768)
Amortization of discount on liabilities assumed in merger	(20)	19
Amortization of discount on TARP preferred stock	—	48
Provision for loan losses	975	600
Provision for losses on unfunded loan commitments	25	180
Stock-based compensation	147	142
(Gain) on sale or call of securities	(1,116)	(7)
(Gain) on extinguishment of debt	(62)	—
Change in the fair value of warrant liability	(68)	(1,932)
Loss or write-down of other real estate	463	113
Loss on disposal or abandonment of fixed assets	33	125
Gain on loan sales	(8)	(183)
Net (gains) losses on disposition of loans held for sale	(955)	69
Proceeds from loan sales	101	2,055
Loans originated for sale	—	(1,997)
Change in accruals for payroll and vacation	(366)	463
Increase in company owned life insurance	(229)	(116)
Other, net	(44)	402

Net Cash (Used In) Operating Activities	(444)	(2,405)
Investing Activities:
Net (increase) decrease in Federal Home Loan Bank stock and other investments	(2,896)	331
Placement of time deposits in other banks	(114)	(3,042)
Purchase of available-for-sale securities	(114,663)	(60,198)
Proceeds from maturities, calls and paydowns of available-for-sale securities	51,938	30,287
Proceeds from sales of available-for-sale securities	63,013	—
Net (increase) in loans held for investment	(16,679)	(4,529)
Net decrease in loans held for sale	6,148	11,394
Additional investments in other real estate owned	—	(111)
Proceeds from sale of other real estate owned	5,400	4,180
Proceeds from sale of fixed assets	21	—
Purchases of premises and equipment	(822)	(292)

Net Cash (Used In) Investing Activities	(8,654)	(21,980)
Financing Activities:
Cash and cash equivalents acquired in Santa Lucia merger	—	53,998
Net increase in demand deposits and savings accounts	23,390	9,206
Net (decrease) increase in time deposits	(46,563)	8,026
Net (decrease) in other borrowings	—	(349)
Proceeds from issuance of common stock	2,000	3,000
Proceeds from issuance of preferred stock and warrants, net of issuance costs	—	9,891
Redemption of Series B, subsidiary, and TARP preferred stock	(5,143)	(8,116)
Payment of dividends on preferred stock	(572)	(467)

Net Cash (Used In) Provided By Financing Activities	(26,888)	75,189

Net (Decrease) Increase in Cash and Cash Equivalents	(35,986)	50,804
Cash and cash equivalents at beginning of year	61,621	10,817

Cash and Cash Equivalents at End of Year	$25,635	$61,621

Supplemental disclosures of cash flow information:
Interest paid	$1,560	$1,556
Taxes paid	66	4
Supplemental schedule of non-cash investing activities:
Change in unrealized gains on available-for-sale securities	$106	$2,237
Real estate acquired by foreclosure	1,461	3,524
Non-cash assets acquired in Santa Lucia merger transaction	—	169,877
Liabilities assumed in Santa Lucia merger transaction	—	222,969
Net contribution from shareholder recognized in additional paid-in capital for Santa Lucia merger, as adjusted	1,130	906
Loans transferred from held for investment to held for sale	4,583	—
Supplemental schedule of non-cash financing activities:
Cancellation of warrants accounted for as liabilities	(5,116)	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The financial statements include the accounts of Mission Community Bancorp ("Bancorp") and its subsidiaries, Mission Community Bank ("the Bank") and Mission Asset Management, Inc. ("MAM"), and the Bank's subsidiary, Mission Community Development Corporation ("MCDC"), collectively referred to herein as "the Company." All significant intercompany transactions have been eliminated. The accounting and reporting policies of Mission Community Bancorp and Subsidiaries conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Reclassifications

        Certain reclassifications have been made to prior year's balances to conform to classifications used in 2012, with no impact to net loss or shareholders' equity.

Nature of Operations

Mission Community Bancorp

        Bancorp is a California corporation registered as a bank holding company under the Bank Holding Company Act, with no significant operations other than its investment in all of the outstanding common stock of the Bank and MAM. Bancorp's principal source of income is earnings from the Bank.

Mission Community Bank

        The Bank has been organized as a single reporting segment and operates five branches in the Central Coast area of California (in the cities of San Luis Obispo, Paso Robles, Atascadero, Arroyo Grande and Santa Maria). In addition, the Bank operates a loan production office in San Luis Obispo, with a primary focus on Small Business Administration ("SBA") lending, and a Food and Agriculture Division, operating through a loan production office in Oxnard, California.

        The Bank's primary source of revenue is providing real estate, commercial (including SBA-guaranteed loans) and agricultural loans to customers, who are predominately small and middle-market businesses and individuals.

        The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits.

Mission Asset Management, Inc.

        MAM was established to facilitate the orderly sale or resolution of certain foreclosed real estate and lower-quality loans. To that end, in 2010 the Bank reclassified $22.4 million of lower-quality loans (including $10.3 million of nonaccrual loans) to "held for sale," writing down the value of those loans to $16.9 million through charge-offs to the allowance for loan and lease losses. Those loans, along with $1.0 million of other real estate, were sold from the Bank to MAM at the aggregate $17.9 million fair value. On the consolidated balance sheets of Bancorp, these assets are included in loans held for sale and other real estate owned. In 2012 an additional $4.6 million of loans were sold from the Bank to MAM.

Mission Community Development Corporation

        MCDC is a community development corporation that provides financing and services loans for small businesses and projects in low- to moderate-income areas. The Board of Directors of MCDC

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

consists of certain members of the Board of Directors of the Company. Operations of MCDC were not material for the years ended December 31, 2012 or 2011.

Segment Information

        Management and the Board of Directors evaluate and manage the operations and financial performance on a Company-wide basis. Accordingly, all financial services operations are considered by management to be a single operating segment.

Use of Estimates in the Preparation of Financial Statements

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates particularly susceptible to change in the near term relate to the allowance for loan and lease losses, estimated cash flows on acquired loans and the valuation allowance for deferred tax assets.

Cash and Cash Equivalents

        For purposes of reporting cash flows, cash and cash equivalents include cash, amounts due from other banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Cash and Due From Banks

        Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank of San Francisco ("FRB"). The Bank was in compliance with this requirement, with the minimum being $562,000 as of December 31, 2012.

        The Company maintains amounts due from other banks which may, from time to time, exceed federally insured limits. The Company has not experienced any losses in such accounts and as of December 31, 2012, none of these accounts exceeded the $250,000 FDIC insurance limit.

Investment Securities

        Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts.

        Investments classified as neither trading securities nor as held-to-maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income (loss) and reported as a separate component of other comprehensive income (loss), which is included in shareholders' equity. Interest income is recognized when earned and premiums or discounts are amortized or accreted into income using the interest method. Realized gains or losses on sales of securities are recorded using the specific identification method. None of the Company's investment securities were classified as either held-to-maturity or trading as of December 31, 2012 or 2011.

        An investment security is impaired when its amortized cost is greater than its fair value. Investment securities that are impaired are evaluated on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether such a decline in their fair value is "other than temporary." Management utilizes criteria such as the magnitude and

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

duration of the decline and the intent and ability of the Company to retain its investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, and management does not intend to sell the security or it is more likely than not that the Bank will not be required to sell the security before recovery, only the portion of the impairment loss representing credit exposure is recognized as a charge to earnings, with the balance recognized as a charge to other comprehensive income (loss). If management intends to sell the security or it is more likely than not that the Bank will be required to sell the security before recovering its forecasted cost, the entire impairment loss is recognized as a charge to earnings.

Loans

        Loans that are not classified as held for sale are reported at the principal amount outstanding, less deferred fees, costs, premiums and discounts. Substantially all loan origination fees, commitment fees, direct loan origination costs and purchased premiums and discounts on loans are deferred and recognized as an adjustment of yield to be amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

        The Company may acquire loans through a business combination or a purchase for which differences may exist between the contractual cash flows and the cash flows expected to be collected due, at least in part, to credit quality. Loans are evaluated individually to determine if there is credit deterioration since origination. Such loans may then be aggregated and accounted for as a pool of loans based on common characteristics. When the Company acquires such loans, the yield that may be accreted (accretable yield) is limited to the excess of the Company's estimate of undiscounted cash flows expected to be collected over the Company's initial investment in the loan. The excess of contractual cash flows over the cash flows expected to be collected may not be recognized as an adjustment to yield, loss, or a valuation allowance. Subsequent increases in cash flows expected to be collected generally are recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected are recognized as an impairment. The Company may not "carry over" or create a valuation allowance in the initial accounting for loans acquired under these circumstances. See Note D.

        Loans for which the accrual of interest has been discontinued are designated as non-accrual loans. Loans are classified as non-accrual when principal or interest is past due 90 days or more based on the contractual terms of the loan or when, in the opinion of management, there exists a reasonable doubt as to the full and timely collection of either principal or interest, unless the loan is well secured and in the process of collection. Income on such loans is recognized only to the extent that cash is received and where the future collection of principal is probable. Payments received are applied to reduce principal to the extent necessary to ensure collection. Accrual of interest is resumed only when principal and interest are brought fully current and when such loans are considered to be collectible as to both principal and interest.

        The Company considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Loans for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings. These restructured 'workout' loans

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

typically present an elevated level of credit risk, as the borrowers are not able to perform according to the original contractual terms. Both non-accrual loans and troubled debt restructurings are generally considered to be impaired. Impairment is measured based on the expected future cash flows of an impaired loan, which are to be discounted at the loan's effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. A loan is collateral dependent if the repayment of the loan is expected to be provided solely by the underlying collateral. The Company selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral. The change in the amount of impairment, including the change in the present value of impaired loans attributable to the passage of time, is reported as either an increase or decrease in the provision for loan and lease losses that otherwise would be reported.

Loans Held for Sale, Loan Sales and Servicing

        Included in the portfolio are loans which are 50% to 90% guaranteed by the SBA. SBA loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value. The guaranteed portion of these loans may be sold, with the Company retaining the unguaranteed portion.

        The Company has adopted accounting standards issued by the Financial Accounting Standards Board ("FASB") that provide accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under these standards, after a transfer of financial assets, the Company recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

        Servicing rights acquired through 1) a purchase or 2) the origination of loans which are sold or securitized with servicing rights retained are recognized as separate assets or liabilities. Servicing assets or liabilities are recorded at the difference between the contractual servicing fees and adequate compensation for performing the servicing, and are subsequently amortized in proportion to and over the period of the related net servicing income or expense. Servicing assets are periodically evaluated for impairment. Fair values are estimated using discounted cash flows based on current market interest rates. For purposes of measuring impairment, servicing assets are stratified based on note rate and term. The amount of impairment recognized, if any, is the amount by which the servicing assets for a stratum exceed their fair value.

        The Company's investment in the loan is allocated between the retained portion of the loan, the servicing asset, and the sold portion of the loan on the date the loan is sold. The carrying value of the retained portion of the loan is discounted based on the estimated value of a comparable non-guaranteed loan. The servicing asset is recognized at fair value and amortized over the estimated life of the related loan. Significant future prepayments of these loans will result in the recognition of additional amortization of related servicing assets.

        At December 31, 2012 and 2011 the Company was servicing $27.1 million and $48.9 million, respectively, in loans previously sold or participated. The Company has recorded servicing assets related to these sold loans of approximately $59,000 and $111,000 at December 31, 2012 and 2011, respectively. In calculating the gain on sale of SBA loans and the related servicing asset, the Company used the following assumptions for sales recorded in 2012:

Discount Rate	6.25%
Estimated Life	48 months

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        These assumptions are significant determinants on the value ascribed to the servicing asset. Following is a summary of the changes in the balance of the SBA loan servicing asset for 2012 and 2011:

(in thousands)	2012	2011
Balance at Beginning of Year	$111	$201
Additions to the Asset	5	30
Less amortization	(57)	(120)

Balance at End of Year	$59	$111

        The estimated fair value of the servicing assets approximated the carrying amount at December 31, 2012 and 2011. These assets are included in accrued interest and other assets in the consolidated balance sheets. Amortization of these assets is netted against loan servicing fees in the consolidated statements of operations.

        All loans held by the Company's MAM subsidiary are classified as held for sale and are carried at the lower of cost or fair value. Those loans are valued by assessing the probability of borrower default using historical payment performance and available cash flows to the borrower. The projected amount and timing of cash flows expected to be received, including collateral liquidation if repayment weaknesses exist, is then discounted using an effective market rate to determine the fair value as of the reporting date.

Allowance for Loan and Lease Losses

        The allowance for loan and lease losses is an estimate of credit losses inherent in the Company's loan portfolio that have been incurred as of the balance-sheet date. The allowance is established through a provision for loan and lease losses, which is charged to expense. Adjustments to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. Credit exposures determined to be uncollectible are charged against the allowance. Cash received on previously charged off amounts is recorded as a recovery to the allowance. The overall allowance consists of two primary components, specific reserves related to impaired loans and general reserves for inherent losses related to loans that are collectively evaluated for impairment.

        The determination of the general reserve for loans that are collectively evaluated for impairment is based on estimates made by management to include, among other factors, consideration of historical losses by portfolio segment, internal asset classifications, and qualitative factors such as economic trends in the Company's service areas, industry experience and trends, geographic concentrations, estimated collateral values, the Company's underwriting policies, the character of the loan portfolio, and probable losses inherent in the portfolio taken as a whole.

        The Company maintains a separate allowance for each portfolio segment (loan type). These portfolio segments include commercial and industrial (including agricultural production loans), real estate construction (including land and development loans), real estate mortgage (including owner-occupied and non-owner-occupied commercial real estate, residential real estate and other real estate loans) and all other loans (including consumer loans and lease financing). The allowance for loan and lease losses attributable to each portfolio segment, which includes both impaired loans and loans that are not impaired, are combined to determine the Company's overall allowance, which is included on the consolidated balance sheets.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company assigns a risk rating to all loans except pools of homogeneous loans and those risk ratings are continuously reviewed and updated by management at least quarterly or as conditions dictate. These risk ratings are also subject to semi-annual examination by independent specialists engaged by the Company and also by its regulators. During its internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which borrowers operate and the fair values of collateral securing these loans. These credit quality indicators are used to assign a risk rating to each individual loan. The risk ratings can be grouped into five major categories, defined as follows:

        Pass—A pass loan meets all of the Company's underwriting criteria and provides adequate protection for the Bank through the paying capacity of the borrower and/or the value and marketability of the collateral.

        Special Mention—A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the Company's credit position at some future date. Special Mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

        Substandard—A substandard loan is not adequately protected by the current sound worth and paying capacity of the borrower or the value of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Substandard loans have a high probability of payment default, or they have other well defined weaknesses, and are generally characterized by current or expected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization.

        Doubtful—Loans classified doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, based on currently existing facts, conditions and values.

        Loss—Loans classified as loss are considered uncollectible and are of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be received in the future. Loans classified as loss are charged off immediately.

        The general reserve component of the allowance for loan and lease losses also consists of reserve factors that are based on management's assessment of the following for each portfolio segment: (1) inherent credit risk, (2) historical losses and (3) other qualitative factors. These reserve factors are inherently subjective and are driven by the repayment risk associated with each portfolio segment described below.

        Construction and land development loans—Construction and land development loans generally possess a higher inherent risk of loss than other real estate portfolio segments. A major risk arises from the necessity to complete projects within specified cost and time lines. Trends in the construction industry significantly impact the credit quality of these loans, as demand drives construction activity. In addition, trends in real estate values significantly impact the credit quality of these loans, as property values determine the economic viability of construction projects.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Commercial real estate mortgage loans—Commercial real estate ("CRE") mortgage loans generally possess a higher inherent risk of loss than other real estate portfolio segments, except land and construction loans. Adverse economic developments or an overbuilt market impact commercial real estate projects and may result in troubled loans. Trends in vacancy rates of commercial properties impact the credit quality of these loans. High vacancy rates reduce operating revenues and the ability for properties to produce sufficient cash flow to service debt obligations. Owner-occupied CRE loans are generally considered to be less susceptible to these risks than non-owner-occupied CRE loans because the lender is relying on the operations of the business occupying the property, rather than rental income, to support debt service. In this respect, owner-occupied CRE loans have risks similar to commercial and industrial loans, but with commercial real estate as collateral.

        Single family residential real estate loans and home equity lines of credit—The degree of risk in residential real estate lending depends primarily on the loan amount in relation to collateral value, the interest rate and the borrower's ability to repay in an orderly fashion. These loans generally possess a lower inherent risk of loss than other real estate portfolio segments. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers' capacity to repay their obligations may be deteriorating.

        Commercial and industrial loans—Commercial and industrial loans generally possess a lower inherent risk of loss than real estate portfolio segments because these loans are generally underwritten to existing cash flows of operating businesses. Debt coverage is provided by business cash flows and economic trends influenced by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans.

        Agricultural land and production loans—Loans secured by crop production and livestock are especially vulnerable to two risk factors that are largely outside the control of the Bank and borrowers: commodity prices and weather conditions.

        Consumer and installment loans—An installment loan portfolio is usually comprised of a large number of small loans scheduled to be amortized over a specific period. Most installment loans are made directly for consumer purchases, but business loans granted for the purchase of heavy equipment or industrial vehicles may also be included. Economic trends determined by unemployment rates and other key economic indicators are closely correlated to the credit quality of these loans. Weak economic trends indicate that the borrowers' capacity to repay their obligations may be deteriorating. Also included in consumer loans are credit card receivables, which generally have a higher rate of default than all other portfolio segments and are also impacted by weak economic conditions and trends.

        Although management believes the allowance to be adequate, ultimate losses may vary from its estimates. At least quarterly, the Board of Directors reviews the adequacy of the allowance, including consideration of the relative risks in the portfolio, current economic conditions and other factors. If the Board of Directors and management determine that changes are warranted based on those reviews, the allowance is adjusted. In addition, the Bank's primary regulators, the California Department of Financial Institutions and the Federal Reserve Bank, review the adequacy of the allowance as an integral part of their examination process. These regulatory agencies may require additions to the allowance based on their judgment about information available at the time of their examinations.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Credit Losses on Off-Balance-Sheet Credit Exposures

        The Bank also maintains a separate allowance for off-balance-sheet commitments. Management estimates anticipated losses using historical data and utilization assumptions. The allowance for off-balance-sheet commitments is included in accrued interest payable and other liabilities on the consolidated balance sheets.

Federal Home Loan Bank ("FHLB") and Federal Reserve Bank Stock and Other Investments

        The Bank is a member of the Federal Home Loan Bank system and the Federal Reserve Bank of San Francisco. FHLB members are required to own a certain amount of FHLB stock based on the level of borrowings and other factors, and may invest additional amounts. FRB members are required to own a certain amount of FRB stock based on primarily on the Bank's equity capital. Investments in FHLB and FRB stock are carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as income.

        In 2012 the Bank entered into an investment in a Delaware limited partnership, MIMS-1, L.P. ("MIMS-1"), which was organized for the primary purpose of investing, reinvesting, and trading in private label and agency mortgage-backed and asset-backed securities. The investment objective of MIMS-1 is to seek a high total return, consisting of both current income and capital gains. The general partner of MIMS-1 is Manhattan Investment Management Services, Inc. ("MIMS"), an indirect wholly owned subsidiary of Manhattan Capital Management, Inc. ("MCM"), which is an affiliate of the Company and the Bank. The Bank became a limited partner of MIMS-1 on September 1, 2012, with an initial investment of $3,000,000, which is carried using the equity method of accounting. The partnership is currently scheduled to be dissolved on July 31, 2014. As of December 31, 2012, the Bank's investment in MIMS-1 totaled $3,100,000, which represents a 9.1% ownership interest of MIMS-1.

Premises and Equipment

        Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which range from three to ten years for furniture and fixtures and up to forty years for buildings. Buildings acquired in the Santa Lucia Bank transaction (see Note U) are being depreciated over an estimated remaining life of 25 years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Other Real Estate Owned

        Real estate acquired by foreclosure or deed in lieu of foreclosure is recorded at fair value on the date of foreclosure, less estimated costs to sell, establishing a new cost basis by a charge to the allowance for loan and lease losses, if necessary. Other real estate owned is carried at the lower of the Company's cost basis or fair value, less estimated costs to sell. Fair value is based on current appraisals, adjusted for estimated selling costs and as additional information becomes available or as events warrant. Any subsequent write-downs are charged against non-interest income and may be recognized as a valuation allowance. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other operating expenses. Other real estate held by the

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company at December 31, 2012 and 2011, totaled $818,000 and $5,220,000, respectively, and was recorded net of $490,000 and $539,000 in valuation adjustments, respectively.

Transfers of Financial Assets

        Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right to pledge or exchange the transferred assets (free of conditions that constrain it from taking advantage of that right), and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Company-Owned Life Insurance

        Company-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or amounts due that are probable at settlement.

Core Deposit Intangible Asset

        Core deposit intangibles (the portion of an acquisition purchase price that represents value assigned to the existing deposit base) have finite lives and are amortized using the straight-line method over eight years.

Advertising

        Advertising costs are expensed as incurred.

Income Taxes

        Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. To the extent that evidence indicates deferred tax assets might not be realizable, through probable future taxable income or carry-backs to prior years, a deferred tax valuation allowance is provided.

        The Company has adopted guidance issued by the FASB that clarifies the accounting for uncertainty in tax positions taken or expected to be taken on a tax return and provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Any interest and penalties related to uncertain tax positions would be recorded as part of income tax expense. No such interest or penalties were incurred in 2012 or 2011.

Comprehensive Income (Loss)

        Changes in unrealized gain or loss on available-for-sale securities is the only component of accumulated other comprehensive income (loss) for the Company.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

        In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Earnings (Loss) Per Share ("EPS")

        Basic EPS is computed by dividing income (loss) attributable to common shareholders by the weighted-average number of common shares outstanding for the period. Dividends on, and accretion of the liquidation value of, preferred stock are adjustments to net income (loss) to arrive at net income (loss) attributable to common shareholders. Diluted EPS reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS. However, diluted EPS is not presented when a net loss occurs because the conversion of potential common stock is anti-dilutive.

        The Company's earnings per share are calculated on the two-class method, whereby earnings are attributed to the common and preferred shares as if all income is distributed to the common and preferred shareholders. No losses are attributed to the preferred stock.

Stock-Based Compensation

        The expense of equity-based compensation arrangements, including employee stock options, is recognized based on the grant-date fair value of those awards, over the period which an employee is required to provide services in exchange for the award, generally the vesting period. The fair value of each grant is estimated using the Black-Scholes option pricing model.

Fair Value Measurement

        Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Current accounting guidance establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1:	Quoted prices in active markets for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.
Level 2:
Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable or can be corroborated by observable market data.
Level 3:
Model based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's estimate of assumptions that market participants would use on pricing the asset or liability. Valuation techniques include management judgment and estimation which may be significant.

        See Note S for more information and disclosures relating to the Company's fair value measurements.

Adoption of New Accounting Standards

  Comprehensive Income

        In June 2011, the Financial Accounting Standards Board ("FASB") issued guidance within Accounting Standards Update ("ASU") 2011-05, "Presentation of Comprehensive Income." The amendments in ASU 2011-05 to Topic 220, Comprehensive Income, allow an entity the option to present the total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders' equity. The amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The adoption of this guidance did not have a material impact on the Company's consolidated statement of operations, its consolidated balance sheet, or its consolidated statement of cash flows.

  Offsetting Assets and Liabilities

        In January 2013, the FASB issued guidance within ASU 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities." The amendments in ASU 2013-01 to Topic 210, Balance Sheet, clarify that the scope of ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities," would apply to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse agreements, and securities borrowing and securities lending transactions that are either offset or subject to a master netting arrangement. The amendments are effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this guidance is not expected to have a material impact on the Company's consolidated statement of operations, its consolidated balance sheet, or its consolidated statement of cash flows.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Reclassifications Out of Accumulated Other Comprehensive Income

        In February 2013, the FASB issued guidance within ASU 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The amendments in ASU 2013-02 to Topic 220, Comprehensive Income, update, supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASU 2011-05 and 2011-12. The amendments require an entity to provide additional information about reclassifications out of accumulated other comprehensive income. The amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company's consolidated statement of operations, its consolidated balance sheet, or its consolidated statement of cash flows and will only impact the presentation of other comprehensive income in the consolidated financial statements.

NOTE B—INVESTMENT SECURITIES

        Investment securities have been classified in the consolidated balance sheets as available for sale. The amortized cost of securities and their approximate fair values at December 31, 2012 and 2011, were as follows:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available-for-Sale:
December 31, 2012:
U.S. Government agencies	$30,007	$589	$(7)	$30,589
Residential mortgage-backed securities	60,550	1,159	(49)	61,660
Municipal securities	19,247	132	(106)	19,273
Corporate debt securities	3,015	2	(21)	2,996
Asset-backed securities	13,202	112	(10)	13,304

	$126,021	$1,994	$(193)	$127,822

December 31, 2011:
U.S. Government agencies	$26,098	$331	$(12)	$26,417
Residential mortgage-backed securities	88,209	1,122	(38)	89,293
Municipal securities	4,820	239	(2)	5,057
Corporate debt securities	2,059	—	(4)	2,055
Asset-backed securities	5,429	79	(20)	5,488

	$126,615	$1,771	$(76)	$128,310

NOTE B—INVESTMENT SECURITIES (Continued)

        The scheduled maturities of investment securities at December 31, 2012, were as follows. Actual maturities may differ from contractual maturities because some investment securities may allow the right to call or prepay the obligation with or without call or prepayment penalties.

	Available-for-Sale Securities
(in thousands)	Amortized Cost	Fair Value
Within one year	$6,421	$6,434
Due in one year to five years	21,956	21,920
Due in five years to ten years	34,300	34,782
Due in greater than ten years	63,344	64,686

	$126,021	$127,822

        Included in accumulated other comprehensive income at December 31, 2012 and 2011 were net unrealized gains on investment securities available-for-sale of $1,801,000 and $1,695,000, respectively. No deduction was made for income taxes on net unrealized gains as of December 31, 2012 or 2011. During 2012 the Bank sold $63,058,000 of investment securities for gross gains of $1,118,000 and gross losses of $(2,000). No investment securities were sold in 2011.

        Investment securities in a temporary unrealized loss position as of December 31, 2012 and 2011 are shown in the following table, based on the length of time they have been continuously in an unrealized loss position:

	Less than 12 Months		12 Months or Longer		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2012:
U.S. Government agencies	$3,005	$7	$—	$—	$3,005	$7
Residential mortgage-backed securities	7,605	49	—	—	7,605	49
Municipal securities	12,168	106	—	—	12,168	106
Corporate debt securities	1,979	21	—	—	1,979	21
Asset-backed securities	3,174	10	—	—	3,174	10

	$27,931	$193	$—	$—	$27,931	$193

December 31, 2011:
U.S. Government agencies	$2,082	$12	$—	$—	$2,082	$12
Residential mortgage-backed securities	9,731	38	—	—	9,731	38
Municipal securities	240	2	—	—	240	2
Corporate debt securities	1,055	4	—	—	1,055	4
Asset-backed securities	1,585	20	—	—	1,585	20

	$14,693	$76	$—	$—	$14,693	$76

        As of December 31, 2012, the Company held 44 securities that had been in an unrealized loss position for less than 12 months. No securities have been in an unrealized loss position for 12 months or longer as of December 31, 2012 or 2011. The unrealized losses relate principally to changes in market interest rate conditions. None of the Bank's securities has exhibited a decline in value as a result of changes in credit risk and all continue to pay as scheduled. When analyzing the issuer's financial condition, management considers the length of time and extent to which the market value has

NOTE B—INVESTMENT SECURITIES (Continued)

been less than cost; the historical and implied volatility of the security; the financial condition of the issuer of the security; and the Bank's intent and ability to hold the security to recovery. As of December 31, 2012, management does not have the intent to sell these securities nor does it believe it is more likely than not that it will be required to sell these securities before maturity or the recovery of amortized cost basis. Based on the Bank's evaluation of the above and other relevant factors, the Bank does not believe the securities that are in an unrealized loss position as of December 31, 2012 are other than temporarily impaired.

        Investments securities carried at $10,505,000 and $10,686,000 as of December 31, 2012 and 2011, respectively, were pledged to secure public deposits, as required by law. Securities carried at $15,153,000 and $21,156,000 as of December 31, 2012 and 2011, respectively, were pledged to secure potential borrowings from the Federal Home Loan Bank of San Francisco, as described in Note G. Securities carried at $2,012,000 as of December 31, 2012, were pledged to secure potential intra-day overdrafts at the FRB. No securities were pledged to the FRB as of December 31, 2011.

NOTE C—LOANS

        The Bank's loan portfolio consists primarily of loans to borrowers within the Central Coast area of California. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank's market area and, as a result, the Bank's loan and collateral portfolios are concentrated in those industries and in that geographic area. As of December 31, 2012, 64% of the loan portfolio (68% as of December 31, 2011) was secured by commercial real estate (including construction and land development loans as well as loans secured by non-farm, non-residential and multi-family residential properties). Under guidelines for commercial real estate ("CRE") lending issued by the bank regulatory agencies in 2006, which generally excludes owner-occupied properties from the definition of commercial real estate, CRE loans represented 35% of the loan portfolio as of December 31, 2012, and 38% as of December 31, 2011.

        Included in total loans are deferred loan origination fees (net of deferred loan origination costs) of $66,000 and $(6,000) at December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, loans totaling $218,802,000 and $98,111,000, respectively, were pledged to secure potential borrowings from the Federal Home Loan Bank of San Francisco and the Federal Reserve Bank of San Francisco, as described in Note G.

NOTE D—CREDIT QUALITY AND THE ALLOWANCE FOR LOAN AND LEASE LOSSES

        An allowance for loan and lease losses is provided for loans held for investment (i.e., not held for sale), as more fully described in Note A. Loans held for sale are carried on the consolidated balance sheets at the lower of cost or fair value, therefore no related allowance for loan losses is provided. Following is a summary of the changes in the Bank's allowance for loan and lease losses for the years ended December 31:

(in thousands)	2012	2011
Balance at Beginning of Year	$3,326	$3,198
Provision for Loan and Lease Losses Charged to Expense	975	600
Loans Charged Off	(418)	(655)
Recoveries on Loans Previously Charged Off	359	183

Balance at End of Year	$4,242	$3,326

NOTE D—CREDIT QUALITY AND THE ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

        Changes in the allowance for loan and lease losses for the years ended December 31, 2012 and 2011, are shown below disaggregated by portfolio segment:

(in thousands) Loan Portfolio Segment	Balance at Beginning of Year	Provision for Loan Losses Charged (Credited) to Expense	Less Loans Charged Off	Plus Recoveries on Loans Previously Charged Off:	Balance at End of Year

	Year Ended December 31, 2012
Construction and land development	$158	$163	$—	$—	$321
Commercial real estate—owner-occupied	252	181	—	30	463
Commercial real estate—non-owner-occupied	676	54	—	—	730
Residential real estate	640	483	(223)	6	906
All other real estate loans	4	31	—	—	35
Commercial and industrial loans	1,362	323	(150)	200	1,735
Consumer and all other loans and lease financing	124	(151)	(45)	123	51
Unallocated	110	(109)	—	—	1

Totals	$3,326	$975	$(418)	$359	$4,242

	Year Ended December 31, 2011
Construction and land development	$531	$(373)	$—	$—	$158
Commercial real estate—owner-occupied	164	86	(21)	23	252
Commercial real estate—non-owner-occupied	697	94	(130)	15	676
Residential real estate	501	251	(171)	59	640
All other real estate loans	4	—	—	—	4
Commercial and industrial loans	1,021	560	(290)	71	1,362
Consumer and all other loans and lease financing	124	28	(43)	15	124
Unallocated	156	(46)	—	—	110

Totals	$3,198	$600	$(655)	$183	$3,326

NOTE D—CREDIT QUALITY AND THE ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

        The following table shows the Bank's loan portfolio (excluding loans held for sale) allocated by management's internal risk ratings as of the dates indicated:

	Risk Ratings
(in thousands)	Pass	Special Mention	Substandard	Doubtful	Total Loans
As of December 31, 2012:
Construction and land development	$11,440	$—	$555	$—	$11,995
Commercial real estate—owner-occupied	65,132	—	5,896	—	71,028
Commercial real estate—non-owner-occupied	66,799	1,396	1,166	—	69,361
Residential real estate	28,588	—	2,268	185	31,041
All other real estate	8,319	—	29	—	8,348
Commercial and industrial	44,921	161	4,272	—	49,354
Consumer and all other loans and lease financing	2,614	—	—	—	2,614

Total Loans	$227,813	$1,557	$14,186	$185	$243,741

As of December 31, 2011:
Construction and land development	$14,090	$157	$3,200	$—	$17,447
Commercial real estate—owner-occupied	68,936	—	4,529	—	73,465
Commercial real estate—non-owner-occupied	49,149	5,154	5,106	—	59,409
Residential real estate	27,819	491	3,218	—	31,528
All other real estate	1,895	138	—	—	2,033
Commercial and industrial	34,622	250	6,766	88	41,726
Consumer and all other loans and lease financing	4,341	—	—	—	4,341

Total Loans	$200,852	$6,190	$22,819	$88	$229,949

        During 2010 the Bank reclassified $22,413,000 of loans with risk ratings of substandard or doubtful to "held for sale," adjusting the carrying value of those loans by $5,488,000, to reflect their approximate fair values, through charge-offs to the allowance for loan losses. Those loans were sold from the Bank to MAM following the adjustment to fair value. As of December 31, 2012 and 2011, loans held for sale totaled $1,548,000 and $3,720,000, respectively. Loans held for sale as of December 31, 2012 and 2011, included $785,000 and $1,997,000, respectively, of impaired loans.

NOTE D—CREDIT QUALITY AND THE ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

        The following table shows information related to loans held for investment and the allowance for loan and lease losses as of and for the years ended December 31, 2012 and 2011:

		Commercial Real Estate
(in thousands)	Construction and Land Development	Owner- Occupied	Non- Owner- Occupied	Residential Real Estate	All Other Real Estate	Commercial and Industrial	Consumer and All Other Loans and Leases	Unallocated	Total Loans
Loans Held for Investment as of December 31, 2012:
Recorded Investment:
Impaired Loans With an Allowance Recorded	$385	$686	$749	$894	$29	$1,354	$—		$4,097
Impaired Loans With No Allowance Recorded	170	1,599	—	—	—	1,298	—		3,067

Total Loans Individually Evaluated For Impairment	555	2,285	749	894	29	2,652	—		7,164
Loans Collectively Evaluated For Impairment	8,985	51,837	57,058	25,613	8,319	45,735	2,435		199,982
Loans Acquired With Deteriorated Credit Quality	2,455	16,906	11,554	4,534	—	967	179		36,595

Total Loans Held for Investment	$11,995	$71,028	$69,361	$31,041	$8,348	$49,354	$2,614		$243,741

Unpaid Principal Balance:
Impaired Loans With An Allowance Recorded	$404	$731	$763	$899	$30	$2,040	$—		$4,867
Impaired Loans With No Allowance Recorded	177	1,745	—	—	—	1,427	—		3,349

Total Loans Individually Evaluated For Impairment	581	2,476	763	899	30	3,467	—		8,216
Loans Collectively Evaluated For Impairment	8,985	51,837	57,058	25,613	8,319	45,735	2,435		199,982
Loans Acquired With Deteriorated Credit Quality	6,264	18,575	13,184	6,468	—	2,489	183		47,163

Total Loans Held for Investment	$15,830	$72,888	$71,005	$32,980	$8,349	$51,691	$2,618		$255,361

Related Allowance for Loan and Lease Losses:
Impaired Loans With An Allowance Recorded	$103	$53	$66	$324	$2	$683	$—		$1,231
Impaired Loans With No Allowance Recorded	—	—	—	—	—	—	—		—

Total Loans Individually Evaluated For Impairment	103	53	66	324	2	683	—		1,231
Loans Collectively Evaluated For Impairment	218	410	664	582	33	1,052	51	$1	3,011

Loans Acquired With Deteriorated Credit Quality	—	—	—	—	—	—	—		—

Total Loans Held for Investment	$321	$463	$730	$906	$35	$1,735	$51	$1	$4,242

For the Year Ended December 31, 2012:
Average Recorded Investment in Impaired Loans:
Impaired Loans With An Allowance Recorded	$198	$655	$303	$291	$6	$791	$—		$2,244
Impaired Loans With No Allowance Recorded	533	1,378	109	782	—	1,425	—		4,227

Total Loans Individually Evaluated For Impairment	$731	$2,033	$412	$1,073	$6	$2,216	$—		$6,471

Interest Income Recognized on Impaired Loans:
Impaired Loans With An Allowance Recorded	$—	$—	$—	$10	$—	$—	$—		$10
Impaired Loans With No Allowance Recorded	—	—	1	—	—	—	—		1

Total Loans Individually Evaluated For Impairment	$—	$—	$1	$10	$—	$—	$—		$11

NOTE D—CREDIT QUALITY AND THE ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

		Commercial Real Estate
(in thousands)	Construction and Land Development	Owner- Occupied	Non- Owner- Occupied	Residential Real Estate	All Other Real Estate	Commercial and Industrial	Consumer and All Other Loans and Leases	Unallocated	Total Loans
Loans Held for Investment as of December 31, 2011:
Recorded Investment:
Impaired Loans With an Allowance Recorded	$—	$—	$—	$—	$—	$396	$—		$396
Impaired Loans With No Allowance Recorded	—	1,028	—	—	—	423	—		1,451

Total Loans Individually Evaluated For Impairment	—	1,028	—	—	—	819	—		1,847
Loans Collectively Evaluated For Impairment	11,776	58,017	42,416	27,250	2,033	36,987	4,154		182,633
Loans Acquired With Deteriorated Credit Quality	5,671	14,420	16,993	4,278	—	3,920	187		45,469

Total Loans Held for Investment	$17,447	$73,465	$59,409	$31,528	$2,033	$41,726	$4,341		$229,949

Unpaid Principal Balance:
Impaired Loans With An Allowance Recorded	$—	$—	$—	$—	$—	$443	$—		$443
Impaired Loans With No Allowance Recorded	—	1,045	—	—	—	518	—		1,563

Total Loans Individually Evaluated For Impairment	—	1,045	—	—	—	961	—		2,006
Loans Collectively Evaluated For Impairment	11,776	58,017	42,416	27,250	2,033	36,987	4,154		182,633
Loans Acquired With Deteriorated Credit Quality	9,981	16,350	18,954	5,129	—	6,132	191		56,737

Total Loans Held for Investment	$21,757	$75,412	$61,370	$32,379	$2,033	$44,080	$4,345		$241,376

Related Allowance for Loan and Lease Losses:
Impaired Loans With An Allowance Recorded	$—	$—	$—	$—	$—	$81	$—		$81
Impaired Loans With No Allowance Recorded	—	—	—	—	—	—	—		—

Total Loans Individually Evaluated For Impairment	—	—	—	—	—	81	—		81
Loans Collectively Evaluated For Impairment	157	253	675	640	4	1,282	124	$110	3,245

Loans Acquired With Deteriorated Credit Quality	—	—	—	—	—	—	—		—

Total Loans Held for Investment	$157	$253	$675	$640	$4	$1,363	$124	$110	$3,326

For the Year Ended December 31, 2011:
Average Recorded Investment in Impaired Loans:
Impaired Loans With An Allowance Recorded	$—	$—	$—	$—	$—	$224	$—		$224
Impaired Loans With No Allowance Recorded	—	1,011	—	—	—	341	—		1,352

Total Loans Individually Evaluated For Impairment	$—	$1,011	$—	$—	$—	$565	$—		$1,576

Interest Income Recognized on Impaired Loans:
Impaired Loans With An Allowance Recorded	$—	$—	$—	$—	$—	$—	$—		$—
Impaired Loans With No Allowance Recorded	—	—	—	—	—	—	—		—

Total Loans Individually Evaluated For Impairment	$—	$—	$—	$—	$—	$—	$—		$—

NOTE D—CREDIT QUALITY AND THE ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

        The following table shows an aging analysis of the loan portfolio (excluding loans held for sale) by delinquency status as of the dates indicated:

		Commercial Real Estate
							Consumer and All Other Loans and Leases
(in thousands)	Construction and Land Development	Owner- Occupied	Non- Owner- Occupied	Residential Real Estate	All Other Real Estate	Commercial and Industrial		Total Loans
As of December 31, 2012:
Recorded Balance of Loans Past Due:
30 - 59 Days	$—	$55	$—	$325	$—	$620	$69	$1,069
60 - 89 Days	—	916	—	—	—	44	—	960
90+ Days	—	820	—	343	—	227	—	1,390

Total Past Due	—	1,791	—	668	—	891	69	3,419
Loans in Current Payment Status	11,995	69,237	69,361	30,373	8,348	48,463	2,545	240,322

Total Loans	$11,995	$71,028	$69,361	$31,041	$8,348	$49,354	$2,614	$243,741

Loans 90+ Days Past Due and Accruing(1)	$—	$—	$—	$—	$—	$—	$—	$—
Loans in Non-accrual Status	555	3,779	845	842	29	3,018	—	9,068
As of December 31, 2011:
Recorded Balance of Loans Past Due:
30 - 59 Days	$492	$594	$—	$—	$—	$549	$—	$1,635
60 - 89 Days	—	—	—	423	—	220	—	643
90+ Days	1,164	1,007	—	—	—	552	—	2,723

Total Past Due	1,656	1,601	—	423	—	1,321	—	5,001
Loans in Current Payment Status	15,791	71,864	59,409	31,105	2,033	40,405	4,341	224,948

Total Loans	$17,447	$73,465	$59,409	$31,528	$2,033	$41,726	$4,341	$229,949

Loans 90+ Days Past Due and Accruing(1)	$—	$—	$—	$—	$—	$—	$—	$—
Loans in Non-accrual Status	1,872	1,392	112	1,149	—	2,032	—	6,557

(1)
Includes pooled loans acquired with deteriorated credit quality. Management evaluates estimated cash flows subsequent to acquisition. If cash flows have not decreased, the pooled acquired loans remain in performing status.

        Included in impaired loans are troubled debt restructurings. A troubled debt restructuring is a formal restructure of a loan where the Bank, for economic reasons related to the borrower's financial difficulties, grants a concession to the borrower. Such concessions may be granted in various forms, including reduction in the standard interest rate, reduction in the loan balance or accrued interest, and extension of the maturity date. Thirteen troubled debt restructurings totaling $2,747,000 were effected 2012 and one for $7,000 in 2011. No troubled debt restructurings were in accruing status and 30 or more days past due as of December 31, 2012 or 2011. The Bank has no commitments to lend additional funds under loans classified as troubled debt restructurings as of December 31, 2012.

NOTE D—CREDIT QUALITY AND THE ALLOWANCE FOR LOAN AND LEASE LOSSES (Continued)

        The following table presents information regarding the contractually required payments receivable, cash flows expected to be collected, and the estimated fair value of loans acquired in the Santa Lucia Bank merger (see Note U), as of October 21, 2011, the closing date for that transaction:

Loans Acquired in Santa Lucia Bank Merger (in thousands)	Construction and Land	Real Estate	Commercial and Industrial	Consumer and All Other Loans and Leases	Total Loans Acquired
Contractually required payments (principal and interest):
Loans With Credit Deterioration Since Origination	$11,041	$48,793	$6,913	$227	$66,974
Purchased Non-Credit-Impaired Loans	3,555	76,982	16,028	1,255	97,820

Total Loans Acquired	$14,596	$125,775	$22,941	$1,482	$164,794

Cash flows expected to be collected (principal and interest):
Loans With Credit Deterioration Since Origination	$6,514	$44,444	$4,609	$220	$55,787
Purchased Non-Credit-Impaired Loans	3,323	72,015	15,210	1,205	91,753

Total Loans Acquired	$9,837	$116,459	$19,819	$1,425	$147,540

Fair value of loans acquired:
Loans With Credit Deterioration Since Origination	$5,920	$37,437	$4,040	$188	$47,585
Purchased Non-Credit-Impaired Loans	3,088	56,826	13,812	1,063	74,789

Total Loans Acquired	$9,008	$94,263	$17,852	$1,251	$122,374

        These amounts were determined based on the estimated remaining life of the underlying loans, which include the effects of estimated prepayments.

        Changes in the accretable discount for loans purchased with credit quality deterioration follows:

(in thousands)	2012	2011
Balance at Beginning of Year	$3,289	$—
Additions as a Result of the Santa Lucia Bank Merger	—	3,579
Measurement Period Adustments to Santa Lucia Bank Fair Values	(428)	—
Accretion to Interest Income	(1,221)	(290)
Loans Reclassified to Held for Sale	(355)	—
Loans Charged Off	—	—
Transfers from Non-Accretable Discount to Accretable	449	—

Balance at End of Year	$1,734	$3,289

NOTE E—PREMISES AND EQUIPMENT AND OTHER REAL ESTATE OWNED

        A summary of premises and equipment as of December 31 follows (in thousands):

	2012	2011
Land	$4,986	$4,986
Buildings	9,554	9,462
Leasehold Improvements	722	814
Furniture, Fixtures, and Equipment	4,967	4,531

	20,229	19,793
Accumulated Depreciation and Amortization	(4,098)	(3,511)

Net Premises and Equipment	$16,131	$16,282

        The Bank has entered into operating leases for certain of its branches and operating facilities, which expire at various dates through 2024. These leases include provisions for periodic rent increases as well as payment by the lessee of certain operating expenses. Rental expense relating to these leases was $651,000 in 2012 (including $18,000 in lease termination expenses) and $1,101,000 in 2011 (including lease termination expenses of $266,000).

        At December 31, 2012, the approximate future minimum annual expense under these leases for the next five years is as follows:

(in thousands)
2013	$606
2014	577
2015	568
2016	568
2017	568
Later years	3,738

$6,625

        Included in the above table are obligations under a 15-year lease for an administrative office in San Luis Obispo, California. Currently the lease provides for monthly rentals of $41,563 per month.

        The minimum rental payments shown above are given for the existing lease obligations only and do not represent a forecast of future rents. Future increases in rent are not included unless the increases are scheduled and currently determinable.

        Following is a summary of the changes in the balance of other real estate owned for 2012 and 2011 (in thousands):

	2012	2011
Balance at Beginning of Year	$5,220	$3,137
Other Real Estate Acquired by Foreclosure	1,461	3,524
Other Real Estate Acquired in Santa Lucia Merger—Note U	—	2,741
Additional Investments in Other Real Estate	—	111
Sales of Other Real Estate	(5,400)	(4,180)
Net Losses and Write-downs of Other Real Estate	(463)	(113)

Balance at End of Year	$818	$5,220

NOTE F—DEPOSITS

        At December 31, 2012, the scheduled maturities of time deposits are as follows (in thousands):

Due in One Year	$83,747
Due in One to Two Years	11,823
Due in Two to Three Years	6,792
Due in Three to Five Years	138

$102,500

        The Bank issued $32,293,000 of brokered deposits as of December 31, 2012, 100% of which were fully-insured reciprocal brokered deposits issued through either the Certificate of Deposit Account Registry Service ("CDARS") program or the Insured Cash Sweep ("ICS") program of the Promontory Interfinancial Network. One of the Bank's customers comprised $27.1 million, or 7.0%, of the Bank's total deposits as of December 31, 2012, including $24.9 million, or 77.1% of the total CDARS deposits.

NOTE G—OTHER BORROWINGS AND POTENTIAL BORROWINGS

        As of December 31, 2012, loans of approximately $218,802,000 and securities of approximately $15,153,000 were pledged to the FHLB to secure potential borrowings. Utilizing that collateral, the Bank had the capability to borrow up to $96.4 million from the FHLB. The Bank utilizes this FHLB borrowing facility from time to time as a source of off-balance-sheet liquidity, although no such borrowings were outstanding as of December 31, 2012 or 2011.

        The Bank also has a $4.0 million unsecured borrowing line with a correspondent bank. As of December 31, 2012, there was no balance outstanding on this line.

        As of December 31, 2012, the Bank also had access to the FRB's "Discount Window," to the extent that collateral is delivered to them, for additional secured borrowing should the need arise. No securities were pledged to secure those potential borrowings as of that date.

NOTE H—JUNIOR SUBORDINATED DEBT SECURITIES

        On October 14, 2003, the Company issued $3,093,000 of junior subordinated debt securities (the "debt securities") to Mission Community Capital Trust, a statutory trust created under the laws of the State of Delaware. These debt securities are subordinated to effectively all borrowings of the Company and are due and payable on October 7, 2033. Interest is payable quarterly on these debt securities at 3-month LIBOR plus 2.95%, for an effective rate of 3.29% as of December 31, 2012. The debt securities can be redeemed at par.

        On October 21, 2011 the Company assumed an obligation of Santa Lucia Bancorp ("SL Bancorp") under an Indenture dated as of April 28, 2006 by and between SL Bancorp and Wells Fargo, National Association, as trustee (the "Indenture")(the "Debt Assumption"). The Debt Assumption was undertaken in connection with the merger transactions described in Note U. Pursuant to the Indenture an aggregate of $5,155,000 in Junior Subordinated Debt Securities due July 7, 2036 (the "Debt Securities") were issued by SL Bancorp to Santa Lucia Bancorp (CA) Statutory Trust on April 28, 2006. The Debt Securities require quarterly distributions and bear interest at a variable rate which resets quarterly at 3-month LIBOR plus 1.48%, for an effective rate of 1.82% as of December 31, 2012. The Debt Securities are redeemable, in whole or in part, without penalty. The Debt Securities were recorded on the date of acquisition at fair value of $2.38 million. The related discount is being amortized to interest expense over the remaining life of the instrument (see Note U).

NOTE H—JUNIOR SUBORDINATED DEBT SECURITIES (Continued)

        The Company also holds a 3% minority interest in each of Mission Community Capital Trust and Santa Lucia Bancorp (CA) Statutory Trust. The balance of the equity of Mission Community Capital Trust and of Santa Lucia Bancorp (CA) Statutory Trust is comprised of mandatorily redeemable preferred securities. Neither Mission Community Capital Trust nor Santa Lucia Bancorp (CA) Statutory Trust is consolidated into the Company's financial statements.

        The Federal Reserve Board's current rules provide that subordinated notes payable to unconsolidated special purpose entities ("SPE's") such as Mission Community Capital Trust and Santa Lucia Bancorp (CA) Statutory Trust, net of the bank holding company's investment in the SPE's, qualify as Tier 1 Capital, subject to certain limits.

NOTE I—INCOME TAXES

        The income tax expense for the years ended December 31, 2012 and 2011 is comprised of the following:

(in thousands)	2012	2011
Current Taxes:
Federal	$51	$—
State	15	6

	66	6
Deferred Taxes	—	—

Income Tax Expense	$66	$6

        A comparison of the federal statutory income tax rates to the Company's effective income tax rate follows:

	2012		2011
(in thousands)	Amount	Rate	Amount	Rate
Federal Tax Rate	$324	34.0%	$(1,020)	34.0%
California Franchise Taxes, Net of Federal Tax Benefit	15	1.6%	(358)	11.9%
Alternative Minimum Tax	51	5.3%	—	—
Change in Fair Value of Warrant Liability	(23)	(2.4)%	(657)	21.9%
Change in Valuation Allowance for Deferred Tax Assets (excluding securities available for sale and acquisition effects)	(128)	(13.4)%	2,124	(70.8)%
Interest on Municipal Securities and Loans	(113)	(11.9)%	(94)	3.1%
Increase in Cash Surrender Value of Company-Owned Life Insurance	(78)	(8.2)%	(39)	1.3%
Other Items—Net	18	1.9%	50	(1.6)%

Income Tax Expense	$66	6.9%	$6	(0.2)%

        Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition.

NOTE I—INCOME TAXES (Continued)

        The following is a summary of the components of the net deferred tax asset (liability) accounts recognized in the accompanying consolidated balance sheets:

(in thousands)	2012	2011
Deferred Tax Assets:
Allowance for Loan Losses Due to Tax Limitations	$94	$258
Reserve for Impaired Security	111	114
Other Real Estate Owned	189	357
Interest on Non-Accrual Loans	10	9
Net Operating Loss Carryforwards	8,855	8,936
Charitable Contribution Carryforwards	42	137
Accrued Expenses	280	365
Deposits	927	1,057
Other	208	119

Deferred Tax Assets Before Valuation Allowance	10,716	11,352
Deferred Tax Valuation Allowance	(7,978)	(8,464)

Total Deferred Tax Assets	2,738	2,888
Deferred Tax Liabilities:
Deferred Loan Costs	(226)	(155)
Core deposit intangible asset	(209)	(369)
Junior subordinated debentures	(1,088)	(1,062)
Depreciation Differences	(209)	(233)
Unrealized Gain on Available-for-Sale Securities	(741)	(695)
BEA Award Deferred for Tax Purposes	(221)	(312)
Other	(44)	(62)

Total Deferred Tax Liabilities	(2,738)	(2,888)

Net Deferred Tax Assets	$—	$—

        The valuation allowance was established because of the Company's ongoing operating losses and cumulative deficit position. The Company has net operating loss ("NOL") carry forwards of approximately $21,373,000 for federal income and $22,197,000 for California franchise tax purposes, which can be utilized to offset future taxable income. The federal and California net operating loss carry forwards, to the extent not used, will expire from 2028 through 2031. In connection with the 2010 common stock purchase transactions described in Note L, the Company had an "ownership change" as defined under Internal Revenue Code Section 382. Under Section 382, which has also been adopted under California law, if there is more than a 50 percentage point change in the ownership of the Company during any three-year period, then the future use of any pre-change net operating losses or built-in losses of the Company may be subject to an annual limitation based on the value of the Company at the ownership change date. The ownership change did not reduce the aggregate NOL for federal and state tax purposes. However, the annual usable NOL going forward is limited to approximately $671,000 per year for losses incurred prior to the ownership change.

        As of December 31, 2012, tax years for 2008 through 2012 remain open to audit by the Internal Revenue Service and by the California Franchise Tax Board. In the opinion of management, all significant tax positions taken, or expected to be taken, by the Company in any open tax year would more likely than not be sustained upon examination by the tax authorities.

NOTE J—STOCK OPTION PLANS

        The Company adopted in 1998 a stock option plan under which 180,000 shares of the Company's common stock were authorized to be issued and 175,266 options were granted, net of forfeitures. The 1998 Plan has been terminated with respect to the granting of future options under the Plan. In 2008 the Company adopted the Mission Community Bancorp 2008 Stock Incentive Plan. The 2008 Plan provides for the grant of various equity awards, including stock options. A total of 201,840 common shares were authorized to be issued under the 2008 Plan and 164,900 options were granted, net of forfeitures. As of December 31, 2012, an additional 36,940 stock options or other equity awards may be granted under the 2008 Plan.

        In 2011 the Company adopted the Mission Community Bancorp 2011 Equity Incentive Plan (the "2011 Plan"). The 2011 Plan provides for the issuance of both "incentive" and "nonqualified" stock options, restricted stock awards, stock appreciation rights and stock awards. Awards under the 2011 Plan may be made to salaried officers and employees of the Company and its affiliates, to non-employee directors of the Company and its affiliates, and to consultants providing services to the Company and its affiliates. Awards under the 2011 Plan may be granted on such terms and conditions as are established by the Board of Directors or an authorized Committee of the Board of Directors in its discretion. Awards may be granted as performance-based compensation under section 162(m) of the Internal Revenue Code. A total of 496,599 common shares may be issued under the 2011 Plan. As of December 31, 2012, an additional 216,599 stock options or other equity awards may be granted under the 2011 Plan.

        Options are granted at a price not less than 100% of the fair value of the stock on the date of grant, for a term of ten years, with vesting generally occurring ratably over five years. The 2008 and 2011 Plans do not provide for the settlement of awards in cash, and new shares are issued upon exercise of an option. The Plans permit acceleration of vesting of all options under certain circumstances. The Company recognized in 2012 and 2011 stock-based compensation of $147,000 and $142,000, respectively, which represents the fair value of options vested during those years. No income tax benefits related to that stock-based compensation were recognized in 2012 or 2011.

        During 2012 the Company granted to two of its executive and senior officers options to purchase a total of 130,000 shares of common stock at an exercise price of $5.00 per share. These incentive stock options ("ISO") were granted under the 2011 Plan and expire ten years after the date of grant, with vesting occurring over five years for 75,000 of the options and over four years for the remaining 55,000 options. In addition, the Company granted to the Bank's chief executive officer options to purchase a total of 75,000 shares of common stock. These non-qualified stock options ("NQSO") were granted under the 2011 Plan, vest over four years and otherwise have similar terms to the incentive stock options granted in 2012. The fair values of options granted in 2012, determined using the Black-Scholes option pricing model, were estimated on the date of grant using the following assumptions:

Date of grant	12/17/2012	12/17/2012
Number of options granted	75,000	130,000
Exercise price	$5.00	$5.00
Market price of common stock	$3.11	$3.11
Expected stock price volatility	35.5%	39.5%
Expected option life	8.05 years	5.65 years
Risk-free interest rate	1.26%	0.93%
Weighted average fair value of all options granted during the period:
Year ended 12/31/2012		$0.86

NOTE J—STOCK OPTION PLANS (Continued)

        In 2011 the Company granted to three of its executive and senior officers options to purchase a total of 60,000 shares of common stock at an exercise price of $5.00 per share. These incentive stock options were granted under the 2008 Plan, vest over five years, and expire ten years after the date of grant. In addition, the Company granted to the Bank's chief executive officer options to purchase a total of 75,000 shares of common stock. These non-qualified stock options were granted under the 2011 Plan and have similar terms to the incentive stock options granted in 2011. The fair values of options granted in 2011, determined using the Black-Scholes option pricing model, were estimated on the date of grant using the following assumptions:

Date of grant	1/25/2011	4/4/2011	7/26/2011	11/22/2011
Number of options granted	20,000	20,000	20,000	75,000
Exercise price	$5.00	$5.00	$5.00	$5.00
Market price of common stock	$3.65	$3.61	$3.55	$3.50
Expected stock price volatility	37.4%	37.3%	36.2%	35.2%
Expected option life	6 years	6 years	6.5 years	8.0 years
Risk-free interest rate	2.32%	2.53%	2.07%	1.59%
Weighted average fair value of all options granted during the period:
Year ended 12/31/2011				$1.08

        The Company's use of the Black-Scholes option valuation model uses the following key assumptions:

  •
  The risk-free rate is for periods within the contractual life of the option based on the U.S. Treasury rate for the expected life of the option on the grant date.

  •
  The expected life is based on management's best estimate of the life for each specific grant, considering the type of option (ISO or NQSO), vesting terms and contractual life.

  •
  Expected volatility is based on the company's historical common stock trading activity, consistent with the expected life of the option.

  •
  No return from dividends has been assumed because the Company has no current plans to pay dividends on common stock over the estimated life of the options.

NOTE J—STOCK OPTION PLANS (Continued)

        A summary of the status of the Company's fixed stock option plans as of December 31, 2012 and changes during the year are presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value of In-the-Money Options
Outstanding at beginning of year	297,219	$7.84
Options granted	205,000	5.00
Options exercised	—
Options expired unexercised	(9,500)	11.30
Options forfeited	(35,819)	12.57

Outstanding at end of year	456,900	$6.12	8.7Years	$—

Options exercisable at end of year	119,138	$8.86	6.9Years	$—

Options Vested or Expected to Vest	456,900	$6.12	8.7Years	$—

        No options were exercised in 2012 or 2011.

        As of December 31, 2012, the Company has unvested options outstanding with unrecognized compensation expense totaling $303,000, which is scheduled to be recognized as follows (in thousands):

2013	$118
2014	62
2015	62
2016	51
2017	10

Total unrecognized compensation cost	$303

NOTE K—DEFINED CONTRIBUTION PLAN

        The Company has adopted the Mission Community Bank 401k Profit Sharing Plan ("the 401k Plan"), a defined contribution plan which covers substantially all employees fulfilling minimum age and service requirements. Matching and discretionary employer contributions to the 401k Plan are determined annually by the Board of Directors. The expense for the 401k Plan was $140,000 in 2012 and $-0- in 2011.

NOTE L—PREFERRED AND COMMON STOCK

        Redeemable Series A Preferred Stock (100,000 shares issued and outstanding)—the Series A Preferred Stock has a $5.00 stated value and is non-voting, convertible and redeemable. Each share is convertible into one-half share of voting common stock of the Company. Series A shares are not entitled to any fixed rate of return, but do participate on the same basis (as if converted on a two-for-one exchange) in any dividends declared on the Company's common stock. Series A shares may be redeemed upon request of the holder at their stated value if the Bank is found to be in default under any Community Development Financial Institutions ("CDFI") Program Assistance Agreement for Equity Investments in Regulated Institutions, or any successor agreement. In the event of liquidation, the holders of Series A shares will be entitled to a liquidation preference of $5.00 per share before the holders of common stock receive any distributions and after the holders of common stock receive distributions of $10.00

NOTE L—PREFERRED AND COMMON STOCK (Continued)

per share, all distributions will be on the same basis (as if converted on a one-for-two exchange). These shares were issued for $500,000 pursuant to an award from the Community Development Financial Institutions Fund of the Department of the Treasury. The Certificate of Determination for the Series A Preferred Stock provides for a beneficial conversion feature that was triggered by the issuance of Common Stock in a private placement in the second quarter of 2010 (see "Common Stock" within this Note L) at a price below the conversion price, and again by the further issuance of Common Stock through exercise of warrants in the fourth quarter of 2011. This beneficial conversion impacts the Company's net income (loss) per common share. Further, these preferred shares contain redemption provisions that are outside of the control of the Company. As a result, these preferred shares are presented as mezzanine financing at their redemption value.

        Redeemable Series B Preferred Stock (20,500 shares issued; none outstanding as of December 31, 2012) —the Series B Preferred Stock had a $10.00 stated value and was non-voting, non-convertible and non-redeemable. These shares were issued for $205,000 pursuant to an investment from the National Community Investment Fund ("NCIF"). As part of the investment agreement the Company, by covenant, agreed that so long as NCIF or any successor owns and holds any of the Series B Preferred Stock the Company will remain a CDFI and will meet certain reporting requirements. Because maintaining its CDFI status is not solely within the Company's control, these preferred shares were presented as mezzanine financing at their redemption value. On November 29, 2012, the Company repurchased from NCIF all of the issued and outstanding shares of the Series B Preferred Stock, for a purchase price of $7.00 per share, or an aggregate purchase price of $143,500. The difference between the purchase price and the $205,000 carrying value was recognized as a gain on extinguishment of debt and is included in other income and fees in the consolidated statement of operations.

        Redeemable Series C Preferred Stock (50,000 shares issued and outstanding)—the Series C Preferred Stock has $10.00 stated value and is non-voting, convertible and redeemable. Each share is convertible into one share of voting common stock of the Company. Series C shares are not entitled to any fixed rate of return, but do participate on the same basis (as if converted on a one-to-one exchange) in any dividends declared on the Company's common stock. Series C shares may be redeemed upon request of the holder at their stated value if the Bank is found to be in default under any Community Development Financial Institutions Program Assistance Agreement for Equity Investments in Regulated Institutions, or any successor agreement. In the event of liquidation, the holders of Series C shares will be entitled to a liquidation preference of $10.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such shares) before the holders of common stock receive any distributions. These shares were issued for $500,000 pursuant to an award from the Community Development Financial Institutions Fund of the Department of the Treasury. The Certificate of Determination for the Series C Preferred Stock provides for a beneficial conversion feature that was triggered by the issuance of Common Stock in a private placement in the second quarter of 2010 (see "Common Stock" within this Note L) at a price below the conversion price, and again by the further issuance of Common Stock through exercise of warrants in the fourth quarter of 2011. This beneficial conversion impacts the Company's net income (loss) per common share. Further, these preferred shares contain redemption provisions that are outside of the control of the Company. As a result, these preferred shares are presented as mezzanine financing at their redemption value.

        The conversion feature for the Series A and C Preferred Stock is adjusted based on issuances or deemed issuances of common shares at lower prices. As of December 31, 2012, the Series A and C Preferred shares are convertible into 220,264 shares of Common Stock. This beneficial conversion feature resulted in $118,000 of discount accretion in 2011. See Note O.

NOTE L—PREFERRED AND COMMON STOCK (Continued)

        As a result of the change in control in 2010 (see below), the Company lost its status as a CDFI in 2012. Accordingly, the Company may be required to redeem the Series A and Series C Preferred Stock at a total redemption price of $1,000,000.

        Series D Preferred Stock—On January 9, 2009, in exchange for aggregate consideration of $5,116,000, Mission Community Bancorp issued to the United States Department of the Treasury ("the Treasury") a total of 5,116 shares of a new Series D Fixed Rate Cumulative Perpetual Preferred Stock (the "Series D Preferred") having a liquidation preference of $1,000 per share and a 5% cumulative dividend rate. This transaction was a part of the Capital Purchase Program of the Treasury's Troubled Asset Relief Program (TARP). The $5.1 million in new capital was subsequently invested in Mission Community Bank as Tier 1 capital. On December 28, 2011, after receiving the required regulatory approvals, Mission Community Bancorp elected to repurchase the Series D Preferred at the original purchase price plus accrued but unpaid dividends.

        Common Stock—As of December 31, 2012 and 2011, the Company had 8,155,066 and 7,755,066 shares, respectively, of common stock outstanding.

        During 2010, the Company issued an aggregate of 5,000,000 shares of its common stock paired with warrants to purchase an additional 5,000,000 shares of its common stock (the "2010 Warrants") for an aggregate purchase price of $25 million. These securities were sold pursuant to the terms of a Securities Purchase Agreement dated December 22, 2009, as amended, by and between the Company and Carpenter Fund Manager GP, LLC (the "Manager") on behalf of and as General Partner of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund-CA, L.P. (the "Investors")(the "Securities Purchase Agreement"). The 2010 Warrants were issued for a term of five years at an exercise price of $5.00 per share and contained customary anti-dilution provisions. The Company used a substantial majority of the proceeds from the sale of the securities under the Securities Purchase Agreement to enable a newly-formed wholly owned subsidiary, Mission Asset Management, Inc., to purchase from the Bank certain non-performing loans and other real estate owned assets.

        The Securities Purchase Agreement further provided that the Company would conduct a rights offering to its existing shareholders, pursuant to which each shareholder was offered the right to purchase 15 additional shares of common stock, paired with a warrant (the "Public Warrants"), for each share held, at a price of $5.00 per unit of common stock and warrant. The rights offering closed on December 15, 2010, with 748,672 shares being issued. Net proceeds from the rights offering totaled $3,527,000. On September 5, 2012, the expiration date of the Public Warrants was extended from December 17, 2015 to March 21, 2017. No other terms or conditions of the Public Warrant were modified and no consideration was transferred.

        Mission Asset Management, Inc. Preferred Stock and Company Warrants—As further described in Note U, Mission Asset Management, Inc. issued on October 21, 2011, an aggregate of 10,000 shares of its newly authorized Series A Non-Cumulative Perpetual Preferred Stock ("MAM Preferred Stock") and the Company issued warrants to purchase an aggregate of 2,202,641 shares of the Company's common stock (the "2011 Warrants"). The 2011 Warrants were issued for a term of 10 years from issuance at an exercise price of $4.54 per share. In December 2011, 660,792 of the 2011 Warrants were exercised and $3,000,000 of the MAM Preferred Stock was liquidated. During 2012 an additional $5,000,000 of the MAM Preferred Stock was liquidated. These preferred shares include redemption provisions that are outside the control of the Company. Accordingly, these preferred shares are presented as mezzanine financing at their redemption value of $2,000,000 as of December 31, 2012.

NOTE L—PREFERRED AND COMMON STOCK (Continued)

        In addition to customary anti-dilution provisions, the 2010 Warrants and the 2011 Warrants referred to above contained certain anti-dilution features that caused these warrants to be reflected as derivative liabilities pursuant to ASC 815—at their fair values—in the consolidated balance sheets rather than as components of equity. Subsequent changes in their fair values were recognized as gains or losses through non-interest income, which impacted net loss and loss per share in the consolidated statement of operations. In March 2012 all 2010 Warrants and substantially all of the 2011 Warrants (i.e., those issued to the Investors) were cancelled and replaced with 6,487,800 five-year warrants having approximately the equivalent aggregate fair value as the cancelled warrants but without the anti-dilution features that call for derivative accounting treatment. Accordingly, $4,955,000 (the fair value of the cancelled warrants immediately prior to cancellation) was transferred from warrant liability to additional paid-in capital in March 2012. In September 2012 the remaining 153,876 of the 2011 Warrants were cancelled and replaced with 171,980 warrants having substantially identical terms as those issued in March 2012 and aggregate fair value equivalent to the cancelled warrants. The remaining $161,000 of warrant liability at that date was transferred to additional paid-in capital. See also Note U.

        Prior to the consummation of the transactions under the Securities Purchase Agreement, the Manager was the largest shareholder of the Company, beneficially owning 333,334 shares of the common stock of the Company or 24.7% of the issued and outstanding shares. As of December 31, 2012, following the consummation of the transactions under the Securities Purchase Agreement, the rights offering, the 2011 warrants exercise, and the 2012 warrants exercises, the Manager is the beneficial owner of 6,328,179 shares of the common stock of the Company (not including warrants), or 77.6% of the issued and outstanding common shares.

        Activity in the Company's outstanding warrants follows:

	Shares	Weighted Average Exercise Price
Outstanding January 1, 2011	5,748,672	5.00
Warrants issued in 2011	2,202,641	$4.54
Warrants exercised in 2011	(660,792)	4.54

Outstanding December 31, 2011	7,290,521	$4.90
Warrants cancelled in 2012	(6,541,849)	4.89
Warrants issued in 2012	6,659,780	$5.00
Warrants exercised in 2012	(400,000)	5.00

Outstanding December 31, 2012	7,008,452	$5.00

NOTE M—RELATED PARTY TRANSACTIONS

        In the ordinary course of business, the Bank has granted loans to certain directors and the companies with which they are associated. All loans and loan commitments to such parties were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with persons unrelated to the lender.

NOTE M—RELATED PARTY TRANSACTIONS (Continued)

        The following is a summary of the activity in these loans:

(in thousands)	2012	2011
Balance at the beginning of the year	$179	$202
New loans and advances	2	—
Repayments	—	(9)
Reclassifications (persons no longer considered related parties)	(179)	(14)

Balance at the end of the year	$2	$179

        Deposits from related parties held by the Bank totaled approximately $1,245,000 at December 31, 2012, and $1,207,000 at December 31, 2011.

NOTE N—COMMITMENTS AND CONTINGENCIES

        In the normal course of business, the Bank enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the consolidated balance sheets.

        The Bank's exposure to credit loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

        As of December 31, 2012 and 2011, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk (in thousands):

	2012	2011
Commitments to Extend Credit	$41,155	$38,702
Standby Letters of Credit	2,365	2,444

	$43,520	$41,146

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Standby letters of credit are conditional commitments to guarantee the performance of a Bank customer to a third party. Since many of the commitments and standby letters of credit are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the customer.

        The Bank has established an allowance for possible losses on unfunded loan commitments in the amount of $406,000 and $381,000 as of December 31, 2012 and 2011, respectively, which is included in other liabilities in the consolidated balance sheets. To date, no losses have been charged against this allowance.

        In 2012 the Company and the Bank entered into employment agreements with three executive officers: Tom L. Dobyns, Robert J. Stevens and Thomas J. Tolda. Each of these agreements provides for the officer to receive, in the event he is terminated without "cause" or he resigns for "good reason," as those terms are defined in the agreements, separation pay equal to his base annual salary. The agreements also provide for payment of a specified multiple of each officer's annual salary plus

NOTE N—COMMITMENTS AND CONTINGENCIES (Continued)

continuation of medical insurance benefits for a twelve-month period following a termination within 60 days prior to or within two years after the occurrence of a "change in control," as defined in the agreements.

        In the ordinary course of business, various claims and lawsuits are brought by and against the Company. In the opinion of management, there is no pending or threatened proceeding in which an adverse decision could result in a material adverse change in the consolidated financial condition or results of operations of the Company.

NOTE O—EARNINGS (LOSS) PER SHARE

        The following is a reconciliation of net earnings (loss) and shares outstanding to the earnings (loss) and number of shares used in the computation of earnings (loss) per share (dollars in thousands, except EPS):

	2012	2011
Average common shares outstanding (used for basic EPS)	7,818,727	7,126,861
Dilutive effect of outstanding stock-based awards and other potential common shares	—	—

Average common shares used for diluted EPS	7,818,727	7,126,861

Net income (loss)	$888	$(3,007)
Less earnings and dividends attributable to preferred stock:
Convertible preferred stock (Series A and C)	4	—
Accretion of discount on Series A and C preferred stock as a result of beneficial conversion feature	—	118
Non-convertible Series D (TARP) dividends	—	286
Non-convertible subsidiary preferred dividends and discount accretion	572	2,377

Total attributable to preferred stock	576	2,781

Net income (loss) attibutable to common stock	$312	$(5,788)

Basic earnings (loss) per common share	$0.04	$(0.81)
Diluted earnings (loss) per common share	0.04	(0.81)

        The following potential common shares were excluded from diluted EPS in 2012: 459,900 outstanding stock options; 7,008,452 outstanding warrants and 220,264 shares related to convertible preferred shares, due to the exercise or conversion price of each exceeding the average market price of the Company's common shares. Excluded from diluted EPS in 2011 were 297,219 outstanding stock options; 7,290,521 outstanding warrants and 220,264 shares related to convertible preferred shares, as the Company incurred a net loss for the full year.

NOTE P—REGULATORY MATTERS

        The Bank is subject to various regulatory capital requirements administered by the various federal bank regulatory agencies. Failure to meet minimum capital requirements can initiate certain discretionary, and possibly mandatory, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as

NOTE P—REGULATORY MATTERS (Continued)

calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2012, that the Bank meets all capital adequacy requirements to which it is subject.

        As of December 31, 2012, the most recent notification from the Federal Reserve Board categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's prompt corrective action category.

        The following table also sets forth the Bank's actual capital amounts and ratios, as well as the amounts and ratios required to be categorized as "well-capitalized" or "adequately-capitalized" (dollar amounts in thousands):

			Capital Required
					To Be Adequately Capitalized
	Actual Capital		To Be Well Capitalized
Regulatory Capital Ratios Mission Community Bank (Dollars in thousands)
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012:
Total Capital (to Risk-Weighted Assets)	$40,544	13.65%	$29,703	10.0%	$23,762	8.0%
Tier 1 Capital (to Risk-Weighted Assets)	$36,820	12.40%	$17,822	6.0%	$11,881	4.0%
Tier 1 Capital (to Average Assets)	$36,820	8.61%	$21,391	5.0%	$17,113	4.0%
As of December 31, 2011:
Total Capital (to Risk-Weighted Assets)	$36,437	13.25%	$27,491	10.0%	$21,992	8.0%
Tier 1 Capital (to Risk-Weighted Assets)	$32,997	12.00%	$16,494	6.0%	$10,996	4.0%
Tier 1 Capital (to Average Assets)	$32,997	8.19%	$20,145	5.0%	$16,116	4.0%

        The Company is not subject to similar regulatory capital requirements because its consolidated assets do not exceed $500 million, the minimum asset size criteria for bank holding companies subject to those requirements.

        Banking regulations limit the amount of cash dividends that may be paid without prior approval of the Bank's primary regulatory agency. Cash dividends are limited by the California Financial Code to the lesser of the Bank's retained earnings or its net income for the last three fiscal years, less any dividends or other capital distributions made during those periods. Under this rule, due to the Bank's 2011 and 2010 net losses, regulatory approval is required as of December 31, 2012, for any dividend distributions from the Bank to Bancorp.

        The California Corporation Law provides that a corporation, such as Bancorp, may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. In the event that sufficient retained earnings are not available for the proposed distribution, under the law a corporation may nevertheless make a distribution to its shareholders if it meets two conditions, which generally stated are as follows: (i) the corporation's assets equal at least 1.25 times its liabilities, and (ii) the corporation's current assets equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the corporation's interest expenses for such fiscal years, then the corporation's current assets must equal at least 1.25 times its current liabilities.

NOTE Q—GRANTS AND AWARDS

        In 2012 the Bank received a $415,000 grant from the Bank Enterprise Award ("BEA") program of the Department of the Treasury, based on lending activity of the Bank in 2011. In 2011 the Bank received a $500,000 BEA program award. These awards were recognized in non-interest income.

        Although the Bank was previously a certified CDFI bank, the Bank no longer retains its CDFI status due to a change in control in the second quarter of 2010 pursuant to which the ownership by the Company's principal shareholder, which is not a CDFI, increased from 24.7% of the Company's common stock to more than 75%. The Bank expects to continue to apply for BEA program awards, however, there can be no assurance that it will receive similar grants or awards in the future.

NOTE R—MISSION COMMUNITY BANCORP (Parent Company Only)

        Following are the separate financial statements for Mission Community Bancorp (parent company only):

Mission Community Bancorp (Parent Company Only)
(in thousands)

CONDENSED BALANCE SHEETS

	2012	2011
ASSETS
Cash	$1,640	$1,208
Time deposits in other banks	—	52
Investment in subsidiary bank	41,391	39,003
Investment in non-bank subsidiary	477	940
Loans receivable	—	—
Other real estate owned	325	400
Other assets	319	273

TOTAL ASSETS	$44,152	$41,876

LIABILITIES AND SHAREHOLDERS' EQUITY
Junior subordinated debt securities	$5,604	$5,491
Due to Mission Community Bank	1	—
Other liabilities	275	409
Warrant Liability	—	5,184

TOTAL LIABILITIES	5,880	11,084
Redeemable Preferred Stock, Series A, B and C	1,000	1,205
TOTAL SHAREHOLDERS' EQUITY	37,272	29,587

	$44,152	$41,876

NOTE R—MISSION COMMUNITY BANCORP (Parent Company Only) (Continued)

CONDENSED STATEMENTS OF OPERATIONS

	2012	2011
Interest income	$11	$27
Interest expense	321	147

Net interest expense	(310)	(120)
Change in fair value of warrant liability	68	1,932
Less salaries and benefits	845	1,385
Less other expenses	364	891

Loss before income taxes	(1,451)	(464)
Income tax expense	1	—

Loss before equity in undistributed earnings (loss) of subsidiaries	(1,452)	(464)
Equity in undistributed earnings (loss) of subsidiaries:
Bank subsidiary	2,231	(2,194)
Non-bank subsidiary	109	(349)

Net income (loss)	$888	$(3,007)

NOTE R—MISSION COMMUNITY BANCORP (Parent Company Only) (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2012	2011
Operating activities:
Net income (loss)	$888	$(3,007)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Undistributed (income) loss of subsidiaries	(2,340)	2,543
Stock-based compensation	95	95
Amortization expense	113	67
Gain on extinguishment of debt	(62)	—
Change in the fair value of warrant liability	(68)	(1,932)
Write-downs on other real estate	75	165
Other, net	(178)	223

Net cash used in operating activities	(1,477)	(1,846)
Investing activities:
Investment in certificate of deposit	52	(2)
Investment in bank subsidiary	—	(15,000)
Return of investment in non-bank subsidiary	—	16,500

Net cash provided by investing activities	52	1,498
Financing activities:
Proceeds from issuance of common stock, net of issuance costs	2,000	2,891
Preferred stock repurchased	(143)	(5,116)
Cash dividends paid	—	(286)

Net cash provided by (used in) financing activities	1,857	(2,511)

Net increase (decrease) in cash	432	(2,859)
Cash at beginning of year	1,208	4,067

Cash at end of year	$1,640	$1,208

NOTE S—FAIR VALUE MEASUREMENT

        The following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

        Securities:    The fair values of investment securities available for sale are determined by obtaining quoted market prices (Level 1), if available. If quoted market prices are not available, fair value is determined using matrix pricing, which is a mathematical technique widely used in the industry to value debt securities. Rather than relying exclusively on quoted prices for specific securities, matrix pricing relies on the securities' relationship to other benchmark quoted securities (Level 2). There were no changes in the valuation techniques used during 2011 or 2010 and there were no transfers into or out of Levels 1 and 2 of the fair value hierarchy during the years ended December 31, 2011 and 2012.

        Management monitors the availability of observable market data to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

NOTE S—FAIR VALUE MEASUREMENT (Continued)

        Management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total assets, total liabilities or total earnings.

        Loans Held for Sale:    Loans held for sale are carried at the lower of cost or market value. The fair value of SBA loans held for sale is determined using quoted market prices for similar assets (Level 2). The fair value of loans held for sale by the Company's MAM subsidiary are valued by assessing the probability of borrower default using historical payment performance and available cash flows to the borrower. The projected amount and timing of cash flows expected to be received, including collateral liquidation if repayment weaknesses exist, is then discounted using an effective market rate to determine the fair value as of the reporting date (Level 3).

        SBA Loan Servicing Rights:    SBA loan servicing rights are initially recorded at fair value in accordance with FASB guidance regarding accounting for transfers of financial assets. Subsequent measurements of servicing assets use the amortization method, which requires servicing rights to be amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Loan servicing rights are evaluated for impairment subsequent to initial recording. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, risk grade and loan type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. SBA loan servicing rights do not trade in an active market with readily observable prices. Accordingly, the Bank determines the fair value of loan servicing rights by estimating the present value of the future cash flows associated with the loans being serviced. Key economic assumptions used in measuring the fair value of loan servicing rights include prepayment speeds and discount rates. While market-based data is used to determine the input assumptions, the Bank incorporates its own estimates of assumptions market participants would use in determining the fair value of loan servicing rights (Level 3).

        Impaired Loans:    Except for certain loans held for sale, the Company does not record loans at fair value on a recurring basis. However, from time to time, fair value adjustments are recorded on these loans to reflect (1) partial write-downs, through charge-offs or specific reserve allowances, that are based on the current appraised or market-quoted value of the underlying collateral, (2) the present value of the expected cash flows from the loan, or (3) the full charge-off of the loan carrying value. In some cases, the properties for which market quotes or appraised values have been obtained are located in areas where comparable sales data is limited, outdated, or unavailable. Fair value estimates for collateral-dependent impaired loans are obtained from real estate brokers or other third-party consultants (Level 3).

        Other Real Estate Owned:    Nonrecurring adjustments to certain commercial and residential real estate properties classified as other real estate owned (OREO) are measured at the lower of carrying amount or fair value, less costs to sell. In cases where the carrying amount exceeds the fair value less costs to sell, an impairment loss is recognized. Fair values are generally based on third party appraisals of the property which are commonly adjusted by management to reflect an expectation of the amount to be ultimately collected (Level 3).

        Warrant Liability:    To determine the fair value of the warrant liability, a Black-Scholes model is used as the basis; however, the strike price input for this model is determined using a Monte Carlo simulation to generate expected strike prices (the "Model"). An average lower strike price resulting from potential adjustment is then used in a Black-Scholes model to determine the value of the Warrants. As a result of this simulation analysis using the Model, we concluded that the probability of a strike price being something less than the contractual strike price was remote and that it is appropriate

NOTE S—FAIR VALUE MEASUREMENT (Continued)

to use the contractual strike price in a Black-Scholes model to determine the value of the warrants (Level 3).

        The following assumptions were used in the Black-Scholes Simulation model to determine the fair value of the warrant liability for the 2010 and 2011 warrants as of December 31, 2011:

	As of December 31, 2011 Warrants Granted in
	2011	June 2010	April 2010
Outstanding common stock warrants subject to fair value	1,541,849	3,000,000	2,000,000
Warrant exercise price	$4.54	$5.00	$5.00
Market price of common stock	$3.35	$3.35	$3.35
Average risk-free interest rate	1.89%	0.36%	0.36%
Average expected volatility	33.57%	44.01%	45.07%
Average expected life (in years)	9.81	3.46	3.32
Expected dividend yield	0.00%	0.00%	0.00%

        Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements Using
(in thousands)	Level 1	Level 2	Level 3	Total
December 31, 2012
Available for sale securities:
U.S. Government agencies	$—	$30,589	$—	$30,589
Residential mortgage-backed securities	—	61,660	—	61,660
Municipal securities	—	19,273	—	19,273
Corporate debt securities	—	2,996	—	2,996
Asset-backed securities	—	13,304	—	13,304

Total available-for-sale securities	—	127,822	—	127,822
Loans held for sale	—	—	1,548	1,548

Net assets and liabilities measured at fair value on a recurring basis	$—	$127,822	$1,548	$129,370

December 31, 2011
Available for sale securities:
U.S. Government agencies	$—	$26,417	$—	$26,417
Residential mortgage-backed securities	—	89,293	—	89,293
Municipal securities	—	5,057	—	5,057
Corporate debt securities	—	2,055	—	2,055
Asset-backed securities	—	5,488	—	5,488

Total available-for-sale securities	—	128,310	—	128,310
Loans held for sale	—	—	3,720	3,720
Warrant liability	—	—	(5,184)	(5,184)

Net assets and liabilities measured at fair value on a recurring basis	$—	$128,310	$(1,464)	$126,846

NOTE S—FAIR VALUE MEASUREMENT (Continued)

        SBA loan servicing rights, which are carried at the lower of cost or fair value, have resulted in no write-down or valuation allowance as of December 31, 2012 and 2011.

        Assets and liabilities measured at fair value on a non-recurring basis are summarized below:

	Fair Value Measurements Using
					Full Year Gains (Losses)
(in thousands)	Level 1	Level 2	Level 3	Total
December 31, 2012:
Financial assets measured at fair value on a non-recurring basis:
Impaired loans, net of specific reserves—
Commercial and industrial	$—	$—	$1,969	$1,969	$7
Residential real estate	—	—	570	570	(324)
Commercial real estate—owner-occupied	—	—	2,232	2,232	(20)
Commercial real estate—non-owner-occupied	—	—	683	683	(66)
All other real estate	—	—	27	27	(2)
Construction and land development	—	—	452	452	(96)

Total impaired loans, net of specific reserves	$—	$—	$5,933	$5,933	$(501)
Non-financial assets measured at fair value on a non-recurring basis:
Other real estate owned	$—	$—	$818	$818	$(463)
December 31, 2011:
Financial assets measured at fair value on a non-recurring basis:
Impaired loans, net of specific reserves—
Commercial and industrial	$—	$—	$521	$521	$(145)
Residential real estate	—	—	—	—	(87)
Commercial real estate—non-owner-occupied	—	—	—	—	(116)
Construction and land development	—	—	—	—	(21)

Total impaired loans, net of specific reserves	$—	$—	$521	$521	$(369)
Non-financial assets measured at fair value on a non-recurring basis:
Other real estate owned	$—	$—	$5,026	$5,026	$(113)

        Total losses of $1,315,000 and $369,000 represent impairment charges recognized during the years ended December 31, 2012 and 2011, respectively related to the above impaired loans. There were no changes in the valuation techniques used during 2012.

NOTE S—FAIR VALUE MEASUREMENT (Continued)

        The following table presents a reconciliation of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2012 and 2011:

	Level 3 Securities Available for Sale, Loans Held for Sale and Warrant Liability
(in thousands)	2012	2011
Balance at beginning of year	$(1,464)	$10,086
Net increase (decrease) in SBA loans held for sale	(49)	115
Loans held for sale transfered into Level 3	4,283	—
Loans held for sale transferred to other real estate owned	(589)	(3,028)
Settlements—principal reductions in loans held for sale	(3,865)	(5,433)
Loan participations sold to related party	(1,952)	(2,996)
Loans held for sale valuation reserve	—	(53)
Fair value of warrant liability at issuance	—	(2,087)
Changes in fair value of warrant liability	68	1,932
Cancellation of warrants accounted for as liabilities	5,116	—

Balance at end of year	$1,548	$(1,464)

NOTE T—FAIR VALUE OF FINANCIAL INSTRUMENTS

        The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

        Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

        The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

        The carrying amounts of cash and short-term investments are considered to approximate fair value. Short-term investments include interest bearing deposits in other banks. The fair values of investment securities are generally based on quoted matrix pricing. The fair value of loans (including loans held for sale) are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments, where available. The carrying amounts of FHLB

NOTE T—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

and FRB stock approximate their fair values. These investments are carried at cost and are redeemable at par with certain restrictions. The fair value of accrued interest receivable approximates its carrying value.

Financial Liabilities

        The carrying amounts of deposit liabilities payable on demand and short-term borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long-term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities. The fair value of accrued interest payable approximates its carrying value. The Company estimates the fair value of the warrant liability utilizing both the Black-Scholes and Monte Carlo Simulation methods. The use of these methods assumes multiple probabilities.

Off-Balance Sheet Financial Instruments

        The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

        The estimated fair value of financial instruments is summarized as follows:

	December 31,
	2012		2011
(in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Cash and due from banks	$25,635	$25,635	$61,621	$61,621
Certificates of deposit in other banks	3,706	3,706	3,592	3,592
Investment securities	127,822	127,822	128,310	128,310
Loans held for sale	1,548	1,548	3,720	3,720
Loans, net	239,499	244,979	226,195	224,721
Federal Home Loan Bank stock and other investments	6,822	6,822	3,926	3,926
Accrued interest receivable	1,361	1,361	1,450	1,450
Financial Liabilities:
Deposits	387,268	387,589	410,574	411,323
Junior subordinated debt securities	5,604	4,607	5,491	—
Accrued interest payable	111	111	330	330
Warrant liability	—	—	5,184	5,184
NOTE U—BUSINESS COMBINATION

        On October 21, 2011, Santa Lucia Bank, Atascadero, California ("SL Bank"), was merged with and into the Bank under an Agreement and Plan of Merger by and among Bancorp, the Bank, Carpenter Fund Manager GP, LLC ("Carpenter"), as General Partner of Carpenter Community BancFund L.P. and Carpenter Community BancFund-A., L.P. (the "Funds"), Santa Lucia Bancorp ("SL Bancorp") and SL Bank. For Bancorp and the Bank, this transaction is accounted for based on transactions between entities under common control, as our largest shareholder contributed Santa Lucia Bank to the Company.

NOTE U—BUSINESS COMBINATION (Continued)

        The Bank Merger was undertaken to increase the Company's market share in its primary market—San Luis Obispo County and northern Santa Barbara County. The combined bank had $455 million in assets and $414 million in deposits immediately following the Bank Merger and continues to operate under the Mission Community Bank name, with full-service branch offices in San Luis Obispo and Santa Barbara counties in the cities of San Luis Obispo, Paso Robles, Atascadero, Arroyo Grande and Santa Maria. With the acquisition, the Company has initiated a strategic plan intended to build the premier California Central Coast banking franchise. This initiative is designed to capitalize on the distinctive characteristics of the Central Coast banking markets in San Luis Obispo, Santa Barbara and Ventura counties.

        SL Bank's results of operations have been included in the Company's results beginning October 22, 2011. Acquisition-related costs total $492,000 and are included in non-interest expenses in the Company's statement of operations for the year ended December 31, 2011. The excess of the fair value of net assets of $906,000 arising from the acquisition was recognized in additional paid-in capital in the fourth quarter of 2011. The fair values of assets acquired and liabilities assumed are subject to adjustment during the first twelve months after the acquisition date if additional information becomes available to indicate a more accurate or appropriate value for an asset or liability. Assets that were particularly susceptible to adjustment included certain loans, other real estate owned and certain premises and equipment. During the first quarter of 2012, management recorded a $428,000 increase in loans, based on the estimated fair value of certain loans. In the second quarter of 2012, management recorded a $569,000 increase in the fair value of premises and equipment and a $194,000 increase in the fair value of other real estate owned, based on real estate appraisals. Also in the second quarter of 2012, a $61,000 decrease to accrued interest receivable on investments was recorded. These measurement period adjustments have been presented on a retrospective basis, consistent with applicable accounting guidance. As of December 31, 2012, the Company does not expect any more

NOTE U—BUSINESS COMBINATION (Continued)

measurement period adjustments. The following table summarizes the estimated fair value of assets acquired and liabilities assumed recognized at the acquisition date (in thousands):

Recognized amounts of identifiable assets acquired and liabilities assumed:
Financial assets:
Cash and cash equivalents	$53,998
Investment securities	21,487
Loans	122,374
Federal Home Loan Bank and other stocks	1,574
Company-owned life insurance	4,690
Other financial assets	1,024

Total financial assets	205,147
Premises and equipment	13,591
Other real estate owned	2,741
Identifiable intangible assets	3,237
Other assets	289

Total assets	$225,005
Financial liabilities:
Deposits	$(220,102)
Junior subordinated debt securities	(2,380)
Other financial liabilities	(162)

Total financial liabilities	(222,644)
Other liabilities	(325)

Total liabilities	$(222,969)

Identifiable net assets acquired / net contribution from shareholder	$2,036

        The fair value of net assets acquired includes fair value adjustments to certain receivables that were not considered impaired as of the acquisition date. The fair value adjustments were determined using discounted contractual cash flows. However, the Company believes that all contractual cash flows related to these financial instruments will be collected. As such, these receivables were not considered impaired at the acquisition date and were not subject to the guidance relating to purchased loans which have shown evidence of credit deterioration since origination. Receivables acquired that were not subject to these requirements include non-impaired loans and customer receivables with a fair value and gross contractual amounts receivable of $74,845,000 and $97,820,000 on the date of acquisition.

        The following table presents pro forma information as if the acquisition had occurred at the beginning of 2011. The pro forma information includes adjustments for interest income on loans and securities acquired, amortization of intangibles arising from the transaction, depreciation expense on property acquired, and interest expense on deposits acquired. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on January 1, 2011.

(in thousands)	2011
Interest income	$23,117
Non-interest income	3,879
Net (loss)	(1,430)
Basic and diluted loss per share	$(0.61)

 Appendix G

VOTING AND SUPPORT AGREEMENT

        This Voting and Support Agreement (this "Agreement") is dated as of October 21, 2013, by and between the undersigned holder ("Shareholder") of Company Common Stock, no par value per share, of Mission Community Bancorp, a California corporation ("Company"), and Heritage Oaks Bancorp, a California corporation ("HEOP"). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

        WHEREAS, concurrently with the execution of this Agreement, HEOP and Company are entering into an Agreement and Plan of Merger (as such agreement may be subsequently amended or modified, the "Merger Agreement"), pursuant to which Company shall merge with and into HEOP and, in connection therewith, each outstanding share of Company Common Stock will be converted into the right to receive the Merger Consideration;

        WHEREAS, as of the applicable record date Shareholder beneficially owns or directly or indirectly has sole or shared voting power, or the right to direct the voting with respect to the number of shares of Company Common Stock identified on Exhibit A hereto (such shares, together with all shares of Company Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to as the "Shares"), and holds stock options or other rights to acquire the number of shares of Company Common Stock identified on Exhibit A hereto; and

        WHEREAS, it is a condition to the willingness of HEOP to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

        NOW, THEREFORE, in consideration of, and as a condition to, HEOP entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by HEOP in connection therewith, Shareholder, solely in his, her or its capacity as a shareholder of Company, and HEOP agree as follows:

        SECTION 1. Agreement to Vote Shares.    Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of Company, however called, or at any adjournment or postponement thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by HEOP, Shareholder shall:

        (a)   appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

        (b)   vote (or cause to be voted), in person or by proxy, all the Shares, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby; (ii) in favor of approval of any other matter that is required by Law or a Governmental Authority to be approved by the shareholders of the Company to facilitate the transactions contemplated by the Merger Agreement, including the Merger; (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Company contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iv) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or impair and adversely affect consummation of the transactions contemplated by the Merger Agreement or of this Agreement or the performance by Shareholder of his, her or its obligations under this Agreement.

        Nothing contained in this Agreement shall be deemed to vest in HEOP or any other Person any direct or indirect ownership or incidence of ownership.

        SECTION 2. No Transfers.

        (a)   While this Agreement is in effect, Shareholder agrees not to, directly or indirectly, (i) sell, transfer, pledge, assign, make any short sale, distribute by gift or donation, or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares (or any securities convertible into or exercisable for Shares) or any interest therein, whether by actual disposition, physical settlement or effective economic disposition through hedging transactions, derivative instruments or other means, (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with Shareholder's representations, warranties, covenants and obligations under this Agreement, or (iii) take any other action that could reasonably be expected to impair or otherwise adversely affect, in any material respect, Shareholder's power, authority and ability to comply with and perform his, her or its covenants and obligations under this Agreement. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void. If any involuntary transfer of any of the Shares shall occur (including a sale by Shareholder's trustee in any bankruptcy, or a sale to a purchaser at any creditor's or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until a valid termination of this Agreement. If so requested by HEOP, Shareholder agrees that the certificates representing the Shares shall bear a legend stating that they are subject to this Agreement and to the irrevocable proxy granted in Section 4 of this Agreement.

        (b)   Shareholder hereby agrees that Shareholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney, or enter into any voting agreement or similar agreement or arrangement with respect to any of the Shares.

        (c)   Shareholder hereby agrees to notify HEOP promptly (and in any event within two (2) Business Days) in writing of the number of any additional shares of Company Common Stock or other securities of Company of which Shareholder acquires beneficial or record ownership on or after the date hereof.

        (d)   In furtherance of this Agreement, Shareholder hereby authorizes and instructs Company to instruct its transfer agent to enter a stop transfer order with respect to all of Shareholder's Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 7. Company agrees that as promptly as practicable after the date of this Agreement it shall give such stop transfer instructions to the transfer agent for the Company Common Stock.

        SECTION 3. Representations and Warranties of Shareholder.    As of the date of this Agreement and as of the Closing Date, Shareholder represents and warrants to and agrees with HEOP as follows:

        (a)   If Shareholder is an entity, Shareholder has been duly organized, is validly existing and is in good standing under the laws of the state of its incorporation, formation or organization.

        (b)   Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

        (c)   This Agreement has been duly and validly executed and delivered by Shareholder, and constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

        (d)   The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder or any of its affiliates is a party or by which Shareholder or affiliates or any of their respective properties or assets (including the Shares) is bound, or any Law to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

        (e)   Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares and options set forth on Exhibit A hereto, and the Shares and options are so owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder does not own, of record or beneficially, any shares of capital stock of Company other than the Shares (other than shares of capital stock subject to stock options over which Shareholder will have no voting rights until the exercise of such stock options). The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity. Shareholder has and will have at all times during the term of this Agreement (i) sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, (ii) sole power of disposition and (iii) sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares owned by Shareholder on the date of this Agreement and all of the Shares hereafter acquired by Shareholder and owned beneficially or of record by him, her or it during the term of this Agreement. None of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement. For purposes of this Agreement, the term "beneficial ownership" shall be interpreted in accordance with Rule 13d-3 under the Exchange Act, provided that a Person shall be deemed to beneficially own any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time within 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

        (f)    The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations under this Agreement and the consummation by him, her or it of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority or other third party.

        (g)   There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his, her or its affiliates before or by any Governmental Entity that could reasonably be expected to materially impair the ability of Shareholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

        (h)   Shareholder understands and acknowledges that HEOP is entering into the Merger Agreement in reliance upon Shareholder's execution, delivery and performance of this Agreement.

        SECTION 4. Irrevocable Proxy.    Subject to the last sentence of this Section 4, by execution of this Agreement, Shareholder does hereby appoint HEOP and each of its designees, and each of them individually, with full power of substitution and re-substitution, as Shareholder's true and lawful attorney and irrevocable proxy, to the full extent of Shareholder's rights with respect to the Shares, to vote, if Shareholder is unable to perform his, her or its obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of Company, and at any adjournment or postponement thereof, and m connection with any action of the shareholders of Company taken by written consent. Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 7 hereof and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.

        SECTION 5. No Solicitation.    Except as otherwise expressly permitted under Section 6.05 of the Merger Agreement, from and after the date hereof until the termination of this Agreement pursuant to Section 7 hereof, Shareholder, in his, her or its capacity as a shareholder of Company, shall not, nor shall such Shareholder's partners, officers, directors, advisors or representatives, or any of his, her, its or their affiliates, (a) initiate, solicit, induce or knowingly encourage, or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any Person (other than HEOP) any information or data with respect to Company or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal, (d) approve or recommend or propose publicly to approve or recommend, any Acquisition Proposal or (e) approve or recommend, or propose publicly to approve or recommend, any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal, (e) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (f) initiate a shareholders' vote or action by consent of Company's shareholders with respect to an Acquisition Proposal, or (g) except by reason of this Agreement, become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Company that takes any action in support of an Acquisition Proposal. Shareholder agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than HEOP with respect to any possible Acquisition Proposal.

        SECTION 6. Specific Performance; Remedies; Attorneys Fees.    Shareholder acknowledges that it is a condition to the willingness of HEOP to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to HEOP if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, HEOP will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that HEOP has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with HEOP's seeking or obtaining such equitable relief. In addition, after discussing the matter with Shareholder, HEOP shall have the right to inform any third party that HEOP reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of HEOP hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder's agreement with HEOP set forth in this Agreement may give rise to claims by HEOP against such third party.

        SECTION 7. Term of Agreement; Termination.    The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the written consent of both of the parties hereto, and shall be automatically terminated in the event that the Merger Agreement is terminated in accordance with its terms. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

        SECTION 8. Entire Agreement; Amendments.    This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

        SECTION 9. Severability.    In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

        SECTION 10. Capacity as Shareholder.    The covenants contained herein shall apply to Shareholder solely in his or her capacity as a shareholder of Company, and no covenant contained herein shall apply to Shareholder in his or her capacity as a director, officer or employee of Company or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of Shareholder to comply with his or her fiduciary duties as a director of Company.

        SECTION 11. Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

        (a)   This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California, without regard for conflict of law provisions.

        (b)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, TO IT THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.

        SECTION 12. Successors and Assigns; Third Party Beneficiaries.    Neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part, by any party without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        SECTION 13. Public Disclosure.    Shareholder shall not issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, without the prior consent of HEOP. Shareholder hereby permits HEOP to publish and disclose in any document and/or schedule filed by HEOP with the Securities and Exchange Commission such Shareholder's identity and ownership of Shares and the nature of Shareholder's commitments and obligations pursuant to this Agreement.

        SECTION 14. Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

        [Remainder of Page Intentionally Left Blank.]

        IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

HERITAGE OAKS BANCORP
By:
Name:
Title:

SHAREHOLDER
Carpenter Community BancFund, L.P. Carpenter Community BancFund-A, L.P. Carpenter Community BancFund-CA, L.P.
By:	Carpenter Fund Manager, GP, LLC Their General Partner
By:
Name:
	Title:	Managing Member

[Signature Page to Voting and Support Agreement]

 EXHIBIT A

Shareholder	Shares	Warrants
Carpenter Community BancFund, L.P.	227,753	177,577
Carpenter Community BancFund-A, L.P.	6,478,415	5,123,857
Carpenter Community BancFund-CA, L.P.	222,011	186,366

	6,928,179	5,487,800

EXHIBIT A

 Appendix H

VOTING AND SUPPORT AGREEMENT

        This Voting and Support Agreement (this "Agreement") is dated as of October 21, 2013, by and between each of the undersigned holders identified on Exhibit A attached hereto (each, a "Shareholder") of common stock, no par value per share ("HEOP Common Stock") of Heritage Oaks Bancorp, a California corporation ("HEOP"), and Mission Community Bancorp, a California corporation ("Company"). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

        WHEREAS, concurrently with the execution of this Agreement, HEOP and Company are entering into an Agreement and Plan of Merger, dated as of the date hereof, in the form attached hereto as Exhibit B (the "Merger Agreement"), pursuant to which Company shall merge with and into HEOP and, in connection therewith, each outstanding share of Company Common Stock will be converted into the right to receive the Merger Consideration;

        WHEREAS, as of the applicable record date Shareholder beneficially owns, or directly or indirectly has sole or shared voting power, or the right to direct the voting with respect to, the number of shares of HEOP Common Stock identified on Exhibit A attached hereto (such shares, together with ail shares of HEOP Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to as the "Shares"); and

        WHEREAS, it is a condition to the willingness of Company to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

        NOW, THEREFORE, in consideration of, and as a condition to, Company entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by Company in connection therewith, Shareholder, solely in its capacity as a shareholder of HEOP, and Company agree as follows:

        SECTION 1.    Agreement to Vote Shares.    Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of HEOP, however called, or at any adjournment or postponement thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by Company, Shareholder shall:

          (a)   appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

          (b)   vote (or cause to be voted), in person or by proxy, all the Shares, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby; (ii) in favor of approval of any other matter that is required by Law or a Governmental Authority to be approved by the shareholders of HEOP to facilitate the transactions contemplated by the Merger Agreement, including the Merger; (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of HEOP contained in the Merger Agreement; and (iv) against any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or impair and adversely affect consummation of the transactions contemplated by the Merger Agreement or of this Agreement or the performance by Shareholder of his, her or its obligations under this Agreement.

        Nothing contained in this Agreement shall be deemed to vest in Company or any other Person any direct or Indirect ownership or incidence of ownership.

        SECTION 2.    No Transfers.

          (a)   While this Agreement is in effect and except as otherwise required by applicable Law, regulation or Governmental Authority or contemplated by the Merger Agreement or this Agreement, Shareholder shall not, directly or indirectly, (i) sell, transfer, pledge, assign, make any short sale, distribute by gift or donation, or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares (or any securities convertible into or exercisable for Shares) or any interest therein, whether by actual disposition, physical settlement or effective economic disposition through hedging transactions, derivative instruments or other means (each of the foregoing actions in this clause (i), a "Transfer"), (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with Shareholder's representations, warranties, covenants and obligations under this Agreement, or (iii) take any other action that could reasonably be expected to impair or otherwise adversely affect, in any material respect, Shareholder's power, authority and ability to comply with and perform his, her or its covenants and obligations under this Agreement. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void. If any involuntary transfer of any of the Shares shall occur (including a sale by Shareholder's trustee in any bankruptcy, or a sale to a purchaser at any creditor's or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until a valid termination of this Agreement.

          (b)   Shareholder hereby agrees that Shareholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney, or enter into any voting agreement or similar agreement or arrangement with respect to any of the Shares.

          (c)   Shareholder hereby agrees to notify Company promptly (and in any event within five (5) Business Days) in writing of the number of any additional shares of HEOP Common Stock or other securities of HEOP of which Shareholder acquires beneficial or record ownership on or after the date hereof

        SECTION 3.    Representations and Warranties of Shareholder.    As of the date of this Agreement, Shareholder represents and warrants to and agrees with Company as follows:

          (a)   If Shareholder is an entity. Shareholder has been duly organized, is validly existing and is in good standing under the laws of the state of its incorporation, formation or organization.

          (b)   Shareholder has all requisite capacity and authority to enter into and perform its obligations under this Agreement.

          (c)   This Agreement has been duly and validly executed and delivered by Shareholder, and constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (d)   The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder or any of its affiliates is a party or by which Shareholder or any of its affiliates or any of their respective properties or assets (including the

  Shares) is bound, or any Law to which Shareholder is subject or any organizational document of Shareholder.

          (e)   Shareholder is the record and beneficial owner of, or is the trustee that is the record holder of and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares set forth on Exhibit A attached hereto, and the Shares are so owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder does not own, of record or beneficially, any shares of capital stock of HEOP other than the Shares (other than shares of capital stock subject to stock options over which Shareholder will have no voting rights until the exercise of such stock options). The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity. Shareholder has and will have at all times during the term of this Agreement (i) sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, (ii) sole power of disposition and (iii) sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares owned by Shareholder on the date of this Agreement and all of the Shares hereafter acquired by Shareholder and owned beneficially or of record by him, her or it during the term of this Agreement. None of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement. For purposes of this Agreement, the term "beneficial ownership" shall be interpreted in accordance with Rule 13d-3 under the Exchange Act, provided that a Person shall be deemed to beneficially own any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time within 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

          (f)    Except as otherwise contemplated by the Merger Agreement, the execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her or its obligations under this Agreement and the consummation by him, her or it of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority or other third party,

          (g)   There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his, her or its affiliates before or by any Governmental Entity that could reasonably be expected to materially impair the ability of Shareholder to perform his, her or its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

          (h)   Shareholder understands and acknowledges that Company is entering into the Merger Agreement in reliance upon Shareholder's execution, delivery and performance of this Agreement.

        SECTION 4.    Representations and Warranties of Company.    As of the date of this Agreement, Company represents and warrants to and agrees with Shareholder as follows:

          (a)   Company has been duly organized, is validly existing and is in good standing under the laws of California.

          (b)   Company has all requisite capacity and authority to enter into and perform its obligations under this Agreement.

          (c)   This Agreement has been duly and validly executed and delivered by Company, and constitutes the valid and legally binding obligation of Company enforceable against Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (d)   The execution and delivery of this Agreement by Company does not, and the performance by Company of its obligations hereunder and the consummation by Company of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Company or any of its affiliates is a party or by which Company or any of its affiliates or any of their respective properties or assets is bound, or any Law to which Company is subject or any charter, bylaw or other organizational document of Company.

        SECTION 5.    Irrevocable Proxy.    Subject to the last sentence of this Section 5, by execution of this Agreement, Shareholder does hereby appoint Company and each of its designees, and each of them individually, with full power of substitution and re-substitution, as Shareholder's true and lawful attorney and irrevocable proxy, to the full extent of Shareholder's rights with respect to the Shares, to vote, if Shareholder is unable to perform his, her or its obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of HEOP, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of HEOP taken by written consent. Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 8 hereof and hereby revokes any proxy previously granted by Shareholder with respect to the Shares. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.

        SECTION 6.    No Solicitation.    Except as otherwise expressly permitted under Section 6.05 of the Merger Agreement, from and after the date hereof until the termination of this Agreement pursuant to Section 8 hereof, Shareholder, in his, her or its capacity as a shareholder of HEOP, shall not, nor shall Shareholder authorize or direct any of his, her or its partners, officers, directors, advisors or representatives, or any of its or their affiliates, to, (a) initiate, solicit, induce or knowingly encourage, or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any Person (other than Company and HEOP) any information or data with respect to Company or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal, (d) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, (e) approve or recommend, or propose publicly to approve or recommend, any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal, (t) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (g) initiate a shareholders' vote or action by consent of Company's shareholders with respect to an Acquisition Proposal, or (h) except by reason of this Agreement, become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Company that takes any action in support of an Acquisition Proposal. Shareholder agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Company and HEOP with respect to any possible Acquisition Proposal.

        SECTION 7.    Specific Performance; Remedies; Attorneys Fees.    Shareholder acknowledges that it is a condition to the willingness of Company to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to Company if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure. Company will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief by a court of competent jurisdiction on the basis that Company has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Company's seeking or obtaining such equitable relief Such injunctive and other equitable remedies are cumulative and shall be Company's sole remedy under this Agreement, unless Company shall have sought and been denied by a court of competent jurisdiction injunctive or other equitable remedies and such denial is other than by reason of violation of this Agreement by Company.

        SECTION 8.    Term of Agreement; Termination.    The term of this Agreement shall commence on the date hereof. This Agreement will terminate and cease to have any force or effect upon the earliest to occur of (a) the Effective Time, (b) the written consent of both of the parties hereto to terminate this Agreement and (c) the termination of the Merger Agreement in accordance with its terms. In addition, Shareholder shall have the right to terminate this Agreement following (i) any increase in the Merger Consideration, (it) any change in the form of consideration payable in the Merger, (iii) the imposition of any condition to the Merger not set forth in the Merger Agreement or (iv) the occurrence of any event or condition in connection with the Merger that results in, or would reasonably be expected to result in. Shareholder beneficially owning more than 9.9% of the outstanding shares of HEOP Common Stock, Upon any such termination, no party shall have any further obligations or liabilities hereunder; provided, however, any such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

        SECTION 9.    Entire Agreement; Amendments.    This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

        SECTION 10.    Severability.    In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

        SECTION 11.    Capacity as Shareholder.    The covenants contained herein shall apply to Shareholder solely in his, her or its capacity as a shareholder of Company, and no covenant contained herein shall apply to Shareholder in any other capacity,

        SECTION 12.    Governing Law; Agreement to Arbitrate.

          (a)   This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California, without regard for conflict of law provisions.

          (b)   Any claim or controversy arising under this Agreement that is not resolved within fifteen (15) days, including without limitation any dispute regarding interpretation or enforcement of this Agreement and the rights and obligations of the parties hereto, will be resolved by binding arbitration before a single arbitrator in Los Angeles in accordance with the rules of the American Arbitration Association ("AAA") applicable to commercial disputes, as they may be modified by the provisions of this Agreement. The parties to the dispute will attempt to agree on a single arbitrator chosen from the AAA list of arbitrators, but if they cannot so agree within fifteen (15) days after initiation of the arbitration proceeding, the arbitrator will be appointed by

  AAA on application by any party to the dispute. The decision of the arbitrator shall be final and binding on the parties. The parties acknowledge that the arbitrator may grant equitable remedies, including injunctions and specific performance. Judgment upon an arbitral award may be entered in any court of competent jurisdiction and any party may apply to such court for the recognition and enforcement of such award as the law of such jurisdiction may allow,

        SECTION 13.    Successors and Assigns; Third Party Beneficiaries.    Neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part, by any party without the prior written consent of the other party hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        SECTION 14.    Public Disclosure.    Shareholder shall not issue or cause die publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, without the prior consent of Company. Shareholder hereby permits Company to publish and disclose in any document and/or schedule filed by Company with the Securities and Exchange Commission such Shareholder's identity and ownership of Shares and the nature of Shareholder's commitments and obligations pursuant to this Agreement.

        SECTION 15.    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

[Remainder of Page Intentionally Left Blank]

        IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

COMPANY
By:
Name:
Title:
SHAREHOLDER
By:
Name:

[Signature Page to Voting and Support Agreement]

Exhibit A

Shareholder	Shares
Michael J. Behrman	94,702
Donald H. Campbell	42,467
Mark C. Fugate	129,026
Dolores T, Lacey	117,550
Simone Lagomarsino(1)	262,268
Michael J. Morris(1)	260,245
Daniel J. O'Hare	84,307
Michael E. Pfau	87,106
William Schack	12,195
Alexander F. Simas	68,101
Lawrence P. Ward	199,939
Mark K. Olson	25,862

(1)
188,730 of these shares are held as trustee for HEOP's Employee Stock Purchase Plan.

H-A-1

 Exhibit B

Form of Merger Agreement

H-B-1

 Appendix I

VOTING AND SUPPORT AGREEMENT

        This Voting and Support Agreement (this "Agreement") is dated as of October 21, 2013, by and between the undersigned holders (each, a "Shareholder") of common stock, no par value per share ("HEOP Common Stock"), of Heritage Oaks Bancorp, a California corporation ("HEOP"), and Mission Community Bancorp, a California corporation ("Company"). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

        WHEREAS, concurrently with the execution of this Agreement, HEOP and Company are entering into an Agreement and Plan of Merger, dated as of the date hereof, in the form attached hereto as Exhibit A (the "Merger Agreement"), pursuant to which Company shall merge with and into HEOP and, in connection therewith, each outstanding share of Company Common Stock will be converted into the right to receive the Merger Consideration;

        WHEREAS, as of the applicable record date Shareholder beneficially owns, or directly or indirectly has sole or shared voting power, or the right to direct the voting with respect to, the number of shares of HEOP Common Stock identified on Exhibit B attached hereto (such shares, together with all shares of HEOP Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to as the "Shares"); and

        WHEREAS, it is a condition to the willingness of Company to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

        NOW, THEREFORE, in consideration of, and as a condition to, Company entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by Company in connection therewith. Shareholder, solely in its capacity as a shareholder of HEOP, and Company agree as follows:

        SECTION 1.    Agreement to Vote Shares.    Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of HEOP, however called, or at any adjournment or postponement thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by Company, Shareholder shall:

          (a)   appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

          (b)   vote (or cause to be voted), in person or by proxy, all the Shares, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby; (ii) in favor of approval of any other matter that is required by Law or a Governmental Authority to be approved by the shareholders of HEOP to facilitate the transactions contemplated by the Merger Agreement, including the Merger; (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of HEOP contained in the Merger Agreement; and (iv) against any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or impair and adversely affect consummation of the transactions contemplated by the Merger Agreement or of this Agreement or the performance by Shareholder of its obligations under this Agreement.

        Nothing contained in this Agreement shall be deemed to vest in Company or any other Person any direct or indirect ownership or incidence of ownership.

        SECTION 2.    No Transfers.

          (a)   While this Agreement is in effect and except as otherwise required by applicable Law, regulation or Governmental Authority or contemplated by the Merger Agreement or this Agreement, Shareholder shall not, directly or indirectly, (i) sell, transfer, pledge, assign, make any short sale, distribute by gift or donation, or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares (or any securities convertible into or exercisable for Shares) or any interest therein, whether by actual disposition, physical settlement or effective economic disposition through hedging transactions, derivative instruments or other means (each of the foregoing actions in this clause (i), a "Transfer"), (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with Shareholder's representations, warranties, covenants and obligations under this Agreement, or (iii) take any other action that could reasonably be expected to impair or otherwise adversely affect, in any material respect, Shareholder's power, authority and ability to comply with and perform its covenants and obligations under this Agreement. Notwithstanding the foregoing, nothing in this Section 2 shall prohibit a Transfer of Shares by Shareholder to any partner or affiliate of Shareholder; provided that any such Transfer shall be permitted only if, as a precondition to such Transfer, the transferee of such Shares agrees with Company in writing to be bound by the terms and conditions of this Agreement with respect to such Shares. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void. If any involuntary transfer of any of the Shares shall occur (including a sale by Shareholder's trustee in any bankruptcy, or a sale to a purchaser at any creditor's or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold Such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until a valid termination of this Agreement.

          (b)   Shareholder hereby agrees that Shareholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney, or enter into any voting agreement or similar agreement or arrangement with respect to any of the Shares.

          (c)   Shareholder hereby agrees to notify Company promptly (and in any event within five (5) Business Days) in writing of the number of any additional shares of HEOP Common Stock or other securities of HEOP of which Shareholder acquires beneficial or record ownership on or after the date hereof.

        SECTION 3.    Representations and Warranties of Shareholder.    As of the date of this Agreement, Shareholder represents and warrants to and agrees with Company as follows:

          (a)   Shareholder has been duly organized, is validly existing and is in good standing under the laws of Delaware.

          (b)   Shareholder has all requisite capacity and authority to enter into and perform its obligations under this Agreement.

          (c)   This Agreement has been duly and validly executed and delivered by Shareholder, and constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (d)   The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder or any of its affiliates is a party or by which Shareholder or any of its affiliates or any of their respective properties or assets (including the Shares) is bound, or any Law to which Shareholder is subject or any organizational document of Shareholder.

          (e)   Shareholder is the record and beneficial owner of and has good title to all of the Shares set forth on Exhibit B attached hereto, and the Shares are so owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder does not own, of record or beneficially, any shares of capital stock of HEOP other than the Shares (other than shares of capital stock subject to stock options over which Shareholder will have no voting rights until the exercise of such stock options). The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity. Except as contemplated by the second sentence of Section 2(a) hereof, Shareholder has and will have at all times during the term of this Agreement (i) sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, (ii) sole power of disposition and (iii) sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares owned by Shareholder on the date of this Agreement and all of the Shares hereafter acquired by Shareholder and owned beneficially or of record by it during the term of this Agreement. None of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement. For purposes of this Agreement, the term "beneficial ownership" shall be interpreted in accordance with Rule 13d-3 under the Exchange Act, provided that a Person shall be deemed to beneficially own any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time within 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

          (f)    Except as otherwise contemplated by the Merger Agreement, the execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority or other third party.

          (g)   There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any its affiliates before or by any Governmental Entity that could reasonably be expected to materially impair the ability of Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

          (h)   Shareholder understands and acknowledges that Company is entering into the Merger Agreement in reliance upon Shareholder's execution, delivery and performance of this Agreement.

        SECTION 4.    Representations and Warranties of Company.    As of the date of this Agreement, Company represents and warrants to and agrees with Shareholder as follows:

          (a)   Company has been duly organized, is validly existing and is in good standing under the laws of California.

          (b)   Company has all requisite capacity and authority to enter into and perform its obligations under this Agreement.

          (c)   This Agreement has been duly and validly executed and delivered by Company, and constitutes the valid and legally binding obligation of Company enforceable against Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (d)   The execution and delivery of this Agreement by Company does not, and the performance by Company of its obligations hereunder and the consummation by Company of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Company or any of its affiliates is a party or by which Company or any of its affiliates or any of their respective properties or assets is bound, or any Law to which Company is subject or any charter, bylaw or other organizational document of Company.

        SECTION 5.    Irrevocable Proxy.    Subject to the last sentence of this Section 5, by execution of this Agreement, Shareholder does hereby appoint Company and each of its designees, and each of them individually, with full power of substitution and re-substitution, as Shareholder's true and lawful attorney and irrevocable proxy, to the full extent of Shareholder's rights with respect to the Shares, to vote, if Shareholder is unable to perform its obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section 1 hereof at any meeting of the shareholders of HEOP, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of HEOP taken by written consent. Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 8 hereof and hereby revokes any proxy previously granted by Shareholder with respect to the Shares, Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.

        SECTION 6.    No Solicitation.    Except as otherwise expressly permitted under Section 6.05 of the Merger Agreement, from and after the date hereof until the termination of this Agreement pursuant to Section 8 hereof, Shareholder, in its capacity as a shareholder of HEOP, shall not, nor shall Shareholder authorize or direct any of its partners, officers, directors, advisors or representatives, or any of its or their affiliates, to, (a) initiate, solicit, induce or knowingly encourage, or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any Person (other than Company and HEOP) any information or data with respect to Company or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal, (d) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, (e) approve or recommend, or propose publicly to approve or recommend, any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal, (f) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (g) initiate a shareholders' vote or action by consent of Company's shareholders with respect to an Acquisition Proposal, or (h) except by reason of this Agreement, become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Company that takes any action in support of an Acquisition Proposal. Shareholder agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Company and HEOP with respect to any possible Acquisition Proposal.

        SECTION 7.    Specific Performance; Remedies; Attorneys Fees.    Shareholder acknowledges that it is a condition to the willingness of Company to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to Company if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, Company will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief by a court of competent jurisdiction on the basis that Company has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Company's seeking or obtaining such equitable relief. Such injunctive and Other equitable remedies are cumulative and shall be Company's sole remedy under this Agreement, unless Company shall have sought and been denied by a court of competent jurisdiction injunctive or other equitable remedies and such denial is other than by reason of violation of this Agreement by Company.

        SECTION 8.    Term of Agreement; Termination.    The term of this Agreement shall commence on the date hereof. This Agreement will terminate and cease to have any force or effect upon the earliest to occur of (a) the Effective Time, (b) the written consent of both of the parties hereto to terminate this Agreement and (c) the termination of the Merger Agreement in accordance with its terms. In addition, Shareholder shall have the right to terminate this Agreement following (i) any increase in the Merger Consideration, (ii) any change in the form of consideration payable in the Merger, (iii) the imposition of any condition to the Merger not set forth in the Merger Agreement or (iv) the occurrence of any event or condition in connection with the Merger that results in, or would reasonably be expected to result in, Shareholder beneficially owning more than 24,9% of the outstanding shares of HEOP Common Stock, Upon any such termination, no party shall have any further obligations or liabilities hereunder; provided, however, any such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination,

        SECTION 9.    Entire Agreement; Amendments.    This Agreement supersedes ail prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

        SECTION 10.    Severability.    In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

        SECTION 11.    Capacity as Shareholder.    The covenants contained herein shall apply to Shareholder solely in its capacity as a shareholder of Company, and no covenant contained herein shall apply to Shareholder in any other capacity,

        SECTION 12.    Governing Law; Agreement to Arbitrate.

          (a)   This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California, without regard for conflict of law provisions,

          (b)   Any claim or controversy arising under this Agreement that is not resolved within fifteen (15) days, including without limitation any dispute regarding interpretation or enforcement of this Agreement and the rights and obligations of the parties hereto, will be resolved by binding arbitration before a single arbitrator in Los Angeles in accordance with the rules of the American Arbitration Association ("AAA") applicable to commercial disputes, as they may be modified by the provisions of this Agreement, The parties to the dispute will attempt to agree on a single arbitrator chosen from the AAA list of arbitrators, but if they cannot so agree within fifteen (15) days after initiation of the arbitration proceeding, the arbitrator will be appointed by AAA on application by any party to the dispute. The decision of the arbitrator shall be final and binding on the parties. The parties acknowledge that the arbitrator may grant equitable remedies, including injunctions and specific performance. Judgment upon an arbitral award may be entered in any court of competent jurisdiction and any party may apply to such court for the recognition and enforcement of such award as the law of such jurisdiction may allow.

        SECTION 13.    Successors and Assigns; Third Party Beneficiaries.    Neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part, by any party without the prior written consent of the other party hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        SECTION 14.    Public Disclosure.    Shareholder shall not issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, without the prior consent of Company. Shareholder hereby permits Company to publish and disclose in any document and/or schedule filed by Company with the Securities and Exchange Commission such Shareholder's identity and ownership of Shares and the nature of Shareholder's commitments and obligations pursuant to this Agreement.

        SECTION 15.    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

[Remainder of Page Intentionally Left Blank.]

        IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

MISSION COMMUNITY BANCORP
By:
Name:
Title:
SHAREHOLDER PATRIOT FINANCIAL PARTNERS, L.P., PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.
By:
	Name:	James J. Lynch
	Title:	Managing Partner

 Exhibit A

Form o f Merger Agreement

I-A-1

 Exhibit B

Shareholder	Shares
Patriot Financial Partners, L.P.	3,165,387
Patriot Financial Partners Parallel, L.P.	546,833

I-B-1

 Appendix J

VOTING AND SUPPORT AGREEMENT

        This Voting and Support Agreement (this "Agreement") is dated as of October 21, 2013, by and between the undersigned holder ("Shareholder") of common stock, no par value per share ("HEOP Common Stock"), of Heritage Oaks Bancorp, a California corporation ("HEOP"), and Mission Community Bancorp, a California corporation ("Company"). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

        WHEREAS, concurrently with the execution of this Agreement, HEOP and Company are entering into an Agreement and Plan of Merger, dated as of the date hereof, in the form attached hereto as Exhibit A (the "Merger Agreement"), pursuant to which Company shall merge with and into HEOP and, in connection therewith, each outstanding share of Company Common Stock will be converted into the right to receive the Merger Consideration;

        WHEREAS, as of the applicable record date Shareholder beneficially owns or directly or indirectly has sole or shared voting power, or the right to direct the voting with respect to the number of shares of HEOP Common Stock identified on Exhibit B hereto (such shares, together with all shares of HEOP Common Stock subsequently acquired by Shareholder during the term of this Agreement, including through the exercise of any stock option or other equity award, warrant or similar instrument, being referred to as the "Shares"); and

        WHEREAS, it is a condition to the willingness of Company to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

        NOW, THEREFORE, in consideration of, and as a condition to, Company entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by Company in connection therewith, Shareholder, solely in its capacity as a shareholder of HEOP, and Company agree as follows:

        SECTION 1.    Agreement to Vote Shares.    Shareholder agrees that, while this Agreement is in effect, at any meeting of shareholders of HEOP, however called, or at any adjournment or postponement thereof, or in any other circumstances in which Shareholder is entitled to vote, consent or give any other approval, except as otherwise agreed to in writing in advance by Company, Shareholder shall:

          (a)   appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

          (b)   vote (or cause to be voted), in person or by proxy, all the Shares, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby; (ii) in favor of approval of any other matter that is required by Law or a Governmental Authority to be approved by the shareholders of HEOP to facilitate the transactions contemplated by the Merger Agreement, including the Merger; (iii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of HEOP contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iv) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or impair and adversely affect consummation of the transactions contemplated by the Merger Agreement or of this Agreement or the performance by Shareholder of its obligations under this Agreement,

        Nothing contained in this Agreement shall be deemed to vest in Company or any other Person any direct or indirect ownership or incidence of ownership.

        SECTION 2.    No Transfers.

          (a)   While this Agreement is in effect and except as otherwise required by applicable Law, regulation or Governmental Authority or contemplated by the Merger Agreement or this Agreement, Shareholder shall not, directly or indirectly, (i) sell, transfer, pledge, assign, make any short sale, distribute by gift or donation, or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares (or any securities convertible into or exercisable for Shares) or any interest therein, whether by actual disposition, physical settlement or effective economic disposition through hedging transactions, derivative instruments or other means (each of the foregoing actions in this clause (i), a "Transfer"), (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with Shareholder's representations, warranties, covenants and obligations under this Agreement, or (iii) take any other action that could reasonably be expected to impair or otherwise adversely affect, in any material respect, Shareholder's power, authority and ability to comply with and perform its covenants and obligations under this Agreement. Notwithstanding the foregoing, nothing in this Section 2 shall prohibit a Transfer of Shares by Shareholder to any partner or affiliate of Shareholder; provided that any such Transfer shall be permitted only if, as a precondition to such Transfer, the transferee of such Shares agrees with Company in writing to be bound by the terms and conditions of this Agreement with respect to such Shares. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void. If any involuntary transfer of any of the Shares shall occur (including a sale by Shareholder's trustee in any bankruptcy, or a sale to a purchaser at any creditor's or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until a valid termination of this Agreement.

          (b)   Shareholder hereby agrees that Shareholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney, or enter into any voting agreement or similar agreement or arrangement with respect to any of the Shares.

          (c)   Shareholder hereby agrees to notify Company promptly (and in any event within five (5) Business Days) in writing of the number of any additional shares of HEOP Common Stock or other securities of HEOP of which Shareholder acquires beneficial or record ownership on or after the date hereof.

        SECTION 3.    Representations and Warranties of Shareholder.    As of the date of this Agreement, Shareholder represents and warrants to and agrees with Company as follows:

          (a)   Shareholder has been duly organized, is validly existing and is in good standing under the laws of Delaware.

          (b)   Shareholder has all requisite capacity and authority to enter into and perform its obligations under this Agreement.

          (c)   This Agreement has been duly and validly executed and delivered by Shareholder, and constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (d)   The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder or any of its affiliates is a party or by which Shareholder or any of its affiliates or any of their respective properties or assets (including the Shares) is bound, or any Law to which Shareholder is subject or any organizational document of Shareholder.

          (e)   Shareholder is the record and beneficial owner of and has good title to all of the Shares set forth on Exhibit B hereto, and the Shares are so owned free and clear of any liens, security interests, charges or other encumbrances. Shareholder does not own, of record or beneficially, any shares of capital stock of HEAP other than the Shares (other than shares of capital stock subject to stock options over which Shareholder will have no voting rights until the exercise of such stock options). The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity. Except as contemplated by the second sentence of Section 2(a) hereof, Shareholder has and will have at all times during the term of this Agreement (i) sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, (ii) sole power of disposition and (iii) sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares owned by Shareholder on the date of this Agreement and all of the Shares hereafter acquired by Shareholder and owned beneficially or of record by it during the term of this Agreement. None of the Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares, except as contemplated by this Agreement. For purposes of this Agreement, the term "beneficial ownership" shall be interpreted in accordance with Rule 13d-3 under the Exchange Act, provided that a Person shall be deemed to beneficially own any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time within 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

          (f)    Except as otherwise contemplated by the Merger Agreement, the execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority or other third party.

          (g)   There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any its affiliates before or by any Governmental Entity that could reasonably be expected to materially impair the ability of Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

          (h)   Shareholder understands and acknowledges that Company is entering into the Merger Agreement in reliance upon Shareholder's execution, delivery and performance of this Agreement.

        SECTION 4.    Representations and Warranties of Company.    As of the date of this Agreement, Company represents and warrants to and agrees with Shareholder as follows:

          (a)   Company has been duly organized, is validly existing and is in good standing under the laws of California.

          (b)   Company has all requisite capacity and authority to enter into and perform its obligations under this Agreement.

          (c)   This Agreement has been duly and validly executed and delivered by Company, and constitutes the valid and legally binding obligation of Company enforceable against Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (d)   The execution and delivery of this Agreement by Company does not, and the performance by Company of its obligations hereunder and the consummation by Company of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Company or any of its affiliates is a party or by which Company or any of its affiliates or any of their respective properties or assets is bound, or any Law to which Company is subject or any charter, bylaw or other organizational document of Company.

        SECTION 5.    Irrevocable Proxy.    Subject to the last sentence of this Section 5, by execution of this Agreement, Shareholder does hereby appoint Company and each of its designees, and each of them individually, with full power of substitution and re-substitution, as Shareholder's true and lawful attorney and irrevocable proxy, to the full extent of Shareholder's rights with respect to the Shares, to vote, if Shareholder is unable to perform its obligations under this Agreement, each of such Shares that Shareholder shall be entitled to so vote with respect to the matters set forth in Section I hereof at any meeting of the shareholders of HEOP, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of HEOP taken by written consent. Shareholder intends this proxy to be irrevocable and coupled with an interest hereafter until the termination of this Agreement pursuant to the terms of Section 8 hereof and hereby revokes any proxy previously granted by Shareholder with respect to the Shares, Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the termination of this Agreement.

        SECTION 6.    No Solicitation.    Except as otherwise expressly permitted under Section 6.05 of the Merger Agreement, from and after the date hereof until the termination of this Agreement pursuant to Section 8 hereof, Shareholder, in its capacity as a shareholder of HEOP, shall not, nor shall Shareholder authorize or direct any of its partners, officers, directors, advisors or representatives, or any of its or their affiliates, to, (a) initiate, solicit, induce or knowingly encourage, or knowingly take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any Person (other than Company and HEOP) any information or data with respect to Company or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal,

          (d)   approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal,

          (e)   approve or recommend, or propose publicly to approve or recommend, any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal, (f) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (g) initiate a shareholders' vote or action by consent of Company's shareholders with respect to an Acquisition Proposal, or (h) except by reason of this Agreement, become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Company that takes any action in support of an Acquisition Proposal. Shareholder agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Company and HEOP with respect to any possible Acquisition Proposal.

        SECTION 7.    Specific Performance; Remedies: Attorneys Fees.    Shareholder acknowledges that it is a condition to the willingness of Company to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to Company if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, Company will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief by a court of competent jurisdiction on the basis that Company has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Company's seeking or obtaining such equitable relief. Such injunctive and other equitable remedies are cumulative and shall be Company's sole remedy under this Agreement, unless Company shall have sought and been denied by a court of competent jurisdiction injunctive or other equitable remedies and such denial is other than by reason of violation of this Agreement by Company.

        SECTION 8.    Term of Agreement; Termination.    The term of this Agreement shall commence on the date hereof. This Agreement will terminate and cease to have any force or effect upon the earliest to occur of (a) the Effective Time, (b) the written consent of both of the parties hereto to terminate this Agreement and (c) the termination of the Merger Agreement in accordance with its terms. In addition, Shareholder shall have the right to terminate this Agreement following (i) any increase in the Merger Consideration, (ii) any change in the form of consideration payable in the Merger, (iii) the imposition of any condition to the Merger not set forth in the Merger Agreement or (iv) the occurrence of any event or condition in connection with the Merger that results in, or would reasonably be expected to result in, Shareholder beneficially owning more than 9.9% of the outstanding shares of HEOP Common Stock. Upon any such termination, no party shall have any further obligations or liabilities hereunder; provided, however, any such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

        SECTION 9,    Entire Agreement; Amendments.    This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented 'or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provision hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

        SECTION 10.    Severability.    In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement,

        SECTION 11.    Capacity as Shareholder.    The covenants contained herein shall apply to Shareholder solely in its capacity as a shareholder of Company, and no covenant contained herein shall apply to Shareholder in any other capacity,

        SECTION 12.    Governing Law Submission to Jurisdiction;    Waiver of Jury Trial.

          (a)   This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California, without regard for conflict of law provisions.

          (b)   Any claim or controversy arising under this Agreement that is not resolved within fifteen (15) days, including without limitation any dispute regarding interpretation or enforcement of this Agreement and the rights and obligations of the parties hereto, will be resolved by binding arbitration before a single arbitrator in Los Angeles in accordance with the rules of the American

  Arbitration Association ("AAA") applicable to commercial disputes, as they may be modified by the provisions of this Agreement. The parties to the dispute will attempt to agree on a single arbitrator chosen from the AAA list of arbitrators, but if they cannot so agree within fifteen (15) days after initiation of the arbitration proceeding, the arbitrator will be appointed by AAA on application by any party to the dispute. The decision of the arbitrator shall be final and binding on the parties. The parties acknowledge that the arbitrator may grant equitable remedies, including injunctions and specific performance. Judgment upon an arbitral award may be entered in any court of competent jurisdiction and any party may apply to such court for the recognition and enforcement of such award as the law of such jurisdiction may allow.

        SECTION 13.    Successors and Assigns: Third Party Beneficiaries.    Neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part, by any party without the prior written consent of the other party hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        SECTION 14.    Public Disclosure.    Shareholder shall not issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with the Merger Agreement) with respect to this Agreement, the Merger Agreement or the transactions contemplated by the Merger Agreement, without the prior consent of Company. Shareholder hereby permits Company to publish and disclose in any document and/or schedule filed by Company with the Securities and Exchange Commission such Shareholder's identity and ownership of Shares and the nature of Shareholder's commitments and obligations pursuant to this Agreement.

        SECTION 15.    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

[Remainder of Page Intentionally Left Blank]

        IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

MISSION COMMUNITY BANCORP
By:
Name:
Title:
HEOP SHAREHOLDER
CASTLE CREEK CAPITAL PARTNERS IV, LP
By:	Castle Creek Capital IV LLC, its general partner
By:
	Name:	Mark Merlo
	Title:	Principal

 Exhibit A

Form of Merger Agreement

J-A-1

 Exhibit B

Shareholder	Shares
Castle Creek Capital Partners IV, LP	2,483,100

J-B-1

 Appendix K

HERITAGE OAKS BANCORP
1222 Vine Street
Paso Robles, California 93446]

October 21, 2013

Carpenter Community BancFund, L.P.
Carpenter Community BancFund-A, L.P.
Carpenter Community BancFund-CA, L.P.
c/o Carpenter Fund Manager GP, LLC
5 Park Plaza
Suite 950
Irvine, CA 92614

  Re:
  Investor Rights Agreement

Gentlemen:

        This letter will confirm our agreement with Carpenter Fund Manager GP, LLC, (the "Manager") on behalf of, and as general partner of, each of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund-CA, L.P. (collectively, the "Investors") that pursuant to and effective as of the consummation of the merger (the "Merger") of Mission Community Bancorp ("Mission") with and into Heritage Oaks Bancorp ("HEOP"), pursuant to that certain Agreement and Plan of Merger dated as of October 21, 2013, by and between Mission and HEOP, the Manager, on behalf of the Investors, shall be entitled to the following rights, in addition to any rights specifically provided to all shareholders of HEOP.

        1.    Board Representation.

            (i)  Prior to the effectiveness of the Merger, the Manager will identify to HEOP and Heritage Oaks Bank ("HEOP Bank") in writing two (2) candidates (the "Manager Nominees") to serve on the Board of Directors of HEOP (the "HEOP Board") and the Board of Directors of the HEOP Bank (the "Bank Board"). Upon the effectiveness of the Merger, HEOP will appoint each such Manager Nominee to the HEOP Board and to the Bank Board, subject to: (a) such Manager Nominee being qualified to serve as a member of the HEOP Board and the Bank Board under all applicable corporate governance policies or guidelines of HEOP and HEOP Bank, and applicable legal, regulatory and stock market requirements, and (b) the receipt of any necessary regulatory approvals, if any.

           (ii)  From and after the Merger, and for so long as the Investors' beneficial ownership (as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the issued and outstanding shares of the common stock of HEOP ("Investors' Beneficial Ownership") is equal to 14.9% or more, HEOP will take all lawful action to (i) elect the Manager Nominees designated in writing by the Manager who qualify to serve as a member of the Bank Board under all applicable corporate governance policies or guidelines of HEOP Bank, and applicable legal, regulatory and stock market requirements, to the Bank Board and (ii) nominate and recommend to its shareholders the Manager Nominees for election to the HEOP Board at HEOP's annual meeting of shareholders, subject to such Manager Nominee being qualified to serve as a member of the HEOP Board under all applicable corporate governance policies or guidelines of HEOP, and applicable legal, regulatory and stock market requirements and subject to the reasonable approval of the Nominating and Governance Committee of the HEOP Board (such approval not to be unreasonably withheld or delayed). HEOP shall use its reasonable best efforts to cause the Manager Nominees to be elected as directors of HEOP, and

  HEOP shall solicit proxies for each such person to the same extent as it does for any of its other nominees to the HEOP Board. The Manager shall notify HEOP of its proposed Manager Nominee(s) to the HEOP Board, in writing, no later than the latest date on which shareholders of HEOP may make nominations to the HEOP Board in accordance with the bylaws of HEOP, together with all information concerning such nominees) reasonably requested by HEOP, so that HEOP can comply with applicable disclosure rules (the "Nominee Disclosure Information"); provided that in the event the Manager fails to provide any such notice, the Manager Nominee(s) shall be the person(s) then serving as the Manager Nominee(s) as long as the Manager provides the Nominee Disclosure Information to HEOP promptly upon request by HEOP.

          (iii)  At such time as the Investors' Beneficial Ownership is less than 14.9% but more than 6%, the Manager shall continue to have the rights under subsection 1(ii) above, but only with respect to one (1) director, and at the written request of the HEOP Board, the Manager shall use its reasonable best efforts to cause one of the Manager Nominees to resign from the HEOP Board as promptly as possible thereafter, and at the written request of the Bank Board, the Manager shall use its reasonable best efforts to cause one of the Manager Nominees to resign from the Bank Board as promptly as possible thereafter. At such time as the Investors' Beneficial Ownership is less than 6%, the Manager will have no further rights under this letter agreement, and at the written request of the HEOP Board, the Manager shall use its reasonable best efforts to cause the remaining Manager Nominee to resign from the HEOP Board as promptly as possible thereafter, and at the written request of the Bank Board, the Manager shall use its reasonable best efforts to cause the remaining Manager Nominee to resign from the Bank Board as promptly as possible thereafter.

          (iv)  If any Manager Nominee ceases to serve as a director of the HEOP Board and/or the Bank Board for any reason (other than due to the fact that the Investors' Beneficial Ownership falls below the thresholds set forth in this letter agreement), HEOP shall use its reasonable best efforts to take all action required to fill the vacancy or vacancies created thereby with an individual designated by the Manager (a "Manager Successor Designee") to serve in place of such Manager Nominee for the remainder of the term that the Manager Nominee who is being replaced would have served if he or she had not been replaced, subject to such Manager Successor Designee being qualified to serve as a member of the HEOP Board and the Bank Board under all applicable corporate governance policies or guidelines of HEOP and HEOP Bank, and applicable legal, regulatory and stock market requirements.

           (v)  Subject to subsection 1(vi) below, if a Manager Nominee is nominated by HEOP but not elected to the HEOP Board, HEOP shall immediately increase the size of the HEOP Board and appoint an individual designated by the Manager (such individual to be different from the individual who was not elected by the shareholders of HEOP) to the HEOP Board.

          (vi)  Anything to the contrary provided in this Section 1 notwithstanding, no increase in the size of the HEOP Board shall be required by this Section 1 if it would cause the size of the HEOP Board to exceed the maximum size permitted under HEOP's articles of incorporation or bylaws; provided that HEOP shall use its reasonable best efforts to amend such articles of incorporation or bylaws to increase the number of directorships necessary to appoint the individual designated by the Manager, including, without limitation, submitting a shareholder proposal to amend the articles of incorporation or bylaws to increase the number of seats submitted to a vote of shareholders at HEOP's next annual meeting of shareholders.

        2.    Passivity Commitments.    At such time as the Investors' Beneficial Ownership shall be less than 14.9%, Manager and the Investors shall use their reasonable best efforts not to be deemed to be in "control" of HEOP Bank under the rules and regulations of the Federal Reserve Board promulgated under the Bank Holding Company Act of 1956, as amended ("BHC Act"), and in such regard Manager, on behalf of the Investors, agrees to enter into passivity commitments in form and substance satisfactory to the Board of Governors of the Federal Reserve System to effectively rebut any presumption of control which may be deemed to exist by the Board of Governors under the BHC Act; provided, however, that no such passivity commitments shall be required to be entered into by Investors if such commitment would terminate or diminish Investors' right to board representation as provided in Section 1 above.

        3.    Consultation.    The Investors may consult with management of HEOP on the Investors' views on maters relating to the operation of the business.

        4.    Access.    The Investors, after appropriate notification of HEOP's management, may examine the books and records of HEOP and inspect its facilities and may request information at reasonable times and intervals concerning the general status of HEOP's financial condition and operations, provided that access to trade secrets need not be provided. Further, if the Investors are not represented on HEOP's or HEOP Bank's Board of Directors, HEOP shall give a representative of the Investors copies of all notices, minutes, consents and other material that HEOP and HEOP Bank provides to their directors, except that the representative may be excluded from access to any material or portion thereof if HEOP believes, upon advice of counsel, that such exclusion is reasonably necessary or advisable to preserve the attorney-client privilege, to protect trade secrets, to comply with fiduciary duties or for other similar reasons, including materials to be discussed other than in a routine session, such as an executive session. In addition, the representative may also be excluded from access to any material or meeting or portion thereof to the extent the HEOP Board or the Bank Board are meeting in other than routine executive session.

        5.    Termination.    This letter agreement shall automatically terminate and be of no further force or effect, without any action on the part of any of the parties hereto, (a) in the event of the sale of substantially all of the assets HEOP or a change of control of HEOP, which shall be deemed to include, among other things, (i) any transaction or series of related transactions pursuant to which the shareholders of HEOP prior to such transaction or series of transactions hold less than a majority of the voting power of HEOP or any successor in interest thereto or less than a majority in interest of all or substantially all of the assets of HEOP, and (ii) any transaction or series of related transactions pursuant to which the members of the HEOP Board prior to such transaction or series of transactions constitute less than a majority of the members of the HEOP Board or the board of directors of any successor in interest thereto, or (b) at such time, the Investors' Beneficial Ownership is less than 6%.

        6.    Confidential Information.    The Manager and each Investor agrees that it will not disclose to any third party any information provided by HEOP or HEOP Bank hereunder, which is not generally available to the public or which is specifically designated by HEOP or HEOP Bank as confidential, except with the prior express approval of HEOP's Chief Executive Officer or the Chairman of the HEOP Board, or as may otherwise be required by applicable law.

        7.    Federal Securities Laws.    Each of the Investors shall comply with all federal securities laws in connection its exercise of its rights under this letter agreement and its purchases and sales of HEOP's securities, and agrees to be bound by the "insider trading" policy of HEOP during any period during which it is exercising its rights under this letter agreement.

        8.    Entire Agreement; Assignment; and Amendment.    This letter agreement constitutes the only agreement between the Investors and the Manager, on the one hand, and HEOP and HEOP Bank, on the other hand, with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. The rights provided by this letter agreement are personal to the Investors and in no event shall such rights be assignable. No amendment, modification, supplement or waiver of any provision of this letter agreement may in any event be effective unless in writing and signed by the parties affected thereby, and then only in the specific instance and for the specific purpose given.

        9.    Counterparts.    This letter agreement may be executed in any number of counterparts (including by facsimile and ..pdf file), each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument. The parties hereto need not execute the same counterpart.

        10.    Governing Law.    All questions concerning the construction, validity, enforcement and interpretation of this letter agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof. Each party agrees that all proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this letter agreement may be commenced on a non-exclusive basis in the California Courts. Each party hereto hereby irrevocably submits to the non-exclusive jurisdiction of the California Courts for the adjudication of any dispute hereunder, and hereby irrevocably waives, and agrees not to assert in any proceeding, any claim that it is not personally subject to the jurisdiction of any such California Court, or that such proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this letter agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

The Investors agree, and any representative of the Investors will agree, to hold in confidence and trust and not disclose any confidential information provided to or learned by them in connection with their rights under this letter agreement.

Very truly yours,
HERITAGE OAKS BANCORP
By:
Name:
Title:

AGREED AND ACCEPTED:
Carpenter Community BancFund, L.P., and Carpenter Community BancFund-A, L.P., and Carpenter Community BancFund-CA, L.P.
By:	Carpenter Fund Manager, GP, LLC Their General Partner
By:
Name:
	Title:	Managing Member